FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Information Statement relating to the distribution of ordinary shares of Antena 3 de Televisión, S.A.	401

INFORMATION STATEMENT

for Shareholders of

TELEFÓNICA, S.A.

Relating to the Distribution of Ordinary Shares of

ANTENA 3 DE TELEVISIÓN, S.A.

Currently Held by Telefónica to Telefónica Shareholders

October 17, 2003

This Information Statement consists of a notice to Telefónica shareholders regarding the pro rata distribution by Telefónica of shares of Antena 3 de Televisión (“Antena 3”), as well as a copy of materials prepared by Antena 3 for the information of its shareholders. The materials prepared by Antena 3 include: (i) an unofficial English language translation of the Spanish folleto informativo, or Listing Prospectus, prepared by Antena 3 and registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores or “CNMV”) on October 17, 2003 and (ii) an unofficial English language translation of the consolidated financial statements of Antena 3 for the years ended and at December 31, 2001 and 2000.

This document is provided for informational purposes only. No person is authorized to give any information or to make any representation in connection with the distribution of Antena 3 shares other than as contained in the Listing Prospectus and, if given or made, any information or representation not so contained must not be relied upon as having been authorized by or on behalf of Antena 3 or Telefónica. Telefónica does not have independent knowledge of the matters relating to Antena 3 set forth in this Information Statement, and is not responsible for its contents.

This Information Statement does not constitute an offer to sell or a solicitation of an offer to buy Antena 3 shares in the United States or any other jurisdiction. If you are interested in effecting a transaction in securities of Antena 3, you should consult your own advisors, as well as information made public by Antena 3 with the relevant regulatory authorities and stock exchanges in Spain, the primary trading market for Antena 3 securities.

The shares of Antena 3 have not been and will not be registered under the US Securities Act of 1933, as amended. Antena 3 has filed an application with the US Securities and Exchange Commission (the “SEC”) pursuant to Rule 12g3-2(b) under the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), for an exemption from the reporting requirements of Section 12(g) of the Exchange Act. Pursuant to the terms of such exemption, Antena 3 will furnish to the SEC certain information in accordance with Rule 12g3-2(b).

The distribution of the Information Statement in certain jurisdictions may be restricted by law. Persons into whose possession this Information Statement may come are required to inform themselves about and to observe any such restriction. The Information Statement may not be used in connection with any offer to, or solicitation by, anyone in any jurisdiction or any circumstances where such offer or solicitation is not authorized or is unlawful.

Copies of this Information Statement are available upon request to Telefónica’s investor relations department at Telefónica, S.A., Relaciones con Inversores, Gran Vía, 28, 3° planta, 28013 Madrid, tel: 34 91 584 4713.

No document other than the Spanish language Listing Prospectus, verified and registered by the CNMV shall have any legal effect or be relied upon.

NOTICE CONCERNING THE DISTRIBUTION OF ANTENA 3 SHARES

TO TELEFÓNICA SHAREHOLDERS

The purpose of this notice is to inform you of the details relating to the pro rata distribution of 16,666,800 ordinary shares of Antena 3 de Televisión SA (“Antena 3”) currently held by Telefónica SA, representing approximately 30% of the share capital of Antena 3, to Telefónica shareholders. This extraordinary distribution in-kind to Telefónica shareholders of Antena 3 shares (the “Spin-off”) was adopted by resolution of the Annual General Meeting of Shareholders of Telefónica held on April 11, 2003 and approved by the Board of Directors of Telefónica on September 24, 2003. The shareholders’ resolution was conditional upon the verification by the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores, or “CNMV”) of the admission of Antena 3 shares for trading prior to November 29, 2003. The verification of admission of Antena 3 shares for trading on the Spanish stock exchanges occurred on October 17, 2003.

For information regarding the business of Antena 3, please refer to the accompanying materials prepared by Antena 3 for the information of its shareholders.

1. Shares of Antena 3 to be Distributed

The shares of Antena 3 currently held by Telefónica to be distributed represent approximately 30% of the share capital of Antena 3. Pursuant to the resolution adopted by the General Meeting of Shareholders of Antena 3 held on August 29, 2003 modifying the nominal value of Antena 3 shares from one euro to three euros each, the total number of Antena 3 shares to be distributed by Telefónica is 16,666,800.

2. Shareholders Entitled to Participate in the Distribution

The right to receive shares of Antena 3 will be attributed to individuals or legal entities who appear as holders of Telefónica shares as of the close of business on October 21, the day following the publication by Telefónica of an official notice in the Official Bulletin of the Commercial Registry (Boletin Oficial del Registro Mercantil) that the CNMV has granted verification of admission of Antena 3 shares for trading on the Spanish stock exchanges (the “Record Date”).

3. Exchange Ratio

Pursuant to the resolution adopted by the shareholders of Telefónica at the General Meeting of Shareholders held on April 11, 2003, the exchange ratio is equal to the number of shares of Antena 3 to be distributed (16,666,800 shares) by the number of Telefónica shares entitled to participate in the distribution (4,955,891,361 shares). Furthermore, in accordance with the provisions of article 79.1 of the Spanish Law of Corporation (Ley de Sociedades Anonimas), after Antena 3 shares which would correspond to Telefónica’s own shares held as treasury stock are proportionately distributed to the rest of the Telefónica shares, the exchange ratio is set at one share of Antena 3 for every 295.60802997576 shares of Telefónica. Antena 3 shares received in the distribution by Citibank, N.A., the depositary of the Telefónica American Depositary Receipt (“ADR”) program, will be sold in the local market, and the proceeds will be distributed to ADR holders as of the record date.

4. Settlement of Fractional Shareholdings

Telefónica shareholders entitled to receive a fraction of an Antena 3 share upon application of the exchange ratio will receive a cash payment in lieu of such fraction. The payment will be arranged by two financial institutions, Banco Bilbao Vizcaya Argentaria, S.A. y Caja de Ahorros y Pensiones de Barcelona, S.A. who shall settle in cash the fractional shares. For the purpose of the settlement of fractional shareholdings, the Antena 3 shares have been given a value equal to the value of the Antena 3 shares on Telefónica’s balance sheet, or 25.20 euros per Antena 3 share.

5. Rationale for the Spin-off

Telefónica currently has ownership interests in Antena 3 and Sogecable, S.A., both of which are Spanish private television service concession holders. The Spanish Private Television Law establishes that individuals or legal entities with holdings in the capital in one private television service concession holder cannot own interests in any other private television service concession holder. Pursuant to a resolution of the Spanish Council of Ministers dated November 29, 2002, Sogecable shareholders (including Telefónica) have been given a maximum period of one year as from November 29, 2002 to comply with this requirement of the Spanish Private Television Law. Telefónica is making this distribution of Antena 3 shares for the purpose of complying with the Spanish Private Television Law.

ANTENA 3 DE TELEVISIÓN, S.A.

October 17, 2003

The attached materials consist of (i) an unofficial English language translation of the Spanish folleto informativo, or listing prospectus which has been prepared by Antena 3 de Televisión (“Antena 3”) and registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores or “CNMV”) on October 17, 2003 (the ”Listing Prospectus”) in connection with the listing of the shares of Antena 3 on the Spanish stock exchanges and (ii) an unofficial English language translation of the consolidated financial statements of Antena 3 for the years ended and at December 31, 2001 and 2000.

This document is provided for information purposes only. No document other than the Spanish language Listing Prospectus, verified and registered with the CNMV shall have any legal effect or be relied upon. No person is authorized to give any information or to make any representation in connection with the listing of the shares of Antena 3 other than as contained in the Listing Prospectus and, if given or made, any information or representation not so contained must not be relied upon as having been authorized by or on behalf of Antena 3.

These materials do not constitute an offer to sell or a solicitation of an offer to buy Antena 3 shares in the United States or any other jurisdiction. If you are interested in making a transaction in securities of Antena 3, you should consult your own advisors, as well as information made public by Antena 3 with the relevant regulatory authorities and the Spanish stock exchanges, the primary trading market for Antena 3 securities.

The shares of Antena 3 have not been and will not be registered under the US Securities Act of 1933, as amended. Antena 3 has filed an application with the US Securities and Exchange Commission (the “SEC”) pursuant to Rule 12g3-2(b) under the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), for an exemption from the reporting requirements of Section 12(g) of the Exchange Act. Pursuant to the terms of such exemption, Antena 3 will furnish to the SEC certain information in accordance with Rule 12g3-2(b).

The distribution of these materials in certain jurisdictions may be restricted by law. Persons into whose possession these materials may come are required to inform themselves about and to observe any such restriction. These materials may not be used in connection with any offer to, or solicitation by, anyone in any jurisdiction or any circumstances where such offer or solicitation is not authorized or is unlawful.

SPANISH LISTING PROSPECTUS

LISTING OF ANTENA 3 DE TELEVISIÓN, S.A. SHARES

ON THE SPANISH STOCK EXCHANGES

English language translation of the Spanish Folleto Informativo registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores or “CNMV” ) on October 17, 2003.

CHAPTER 0

SIGNIFICANT CIRCUMSTANCES TO BE CONSIDERED

IN RELATION TO THE ADMISSION TO TRADING REQUESTED

CONTENTS

0.1.	IDENTIFICATION OF THE ISSUER ENTITY WHICH REQUIRES ADMISSION TO LIST THEIR SHARES

0.2.	CONSIDERATIONS ON THE SHAREHOLDER STRUCTURE OF ANTENA 3 TELEVISIÓN

0.3.	CONSIDERATIONS ON ADMISSION TO LISTING AND PRICE FORMATION

0.4.	RISK FACTORS

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CHAPTER 0

SIGNIFICANT CIRCUMSTANCES TO BE CONSIDERED

IN RELATION TO THE REQUESTED ADMISSION TO LISTING

The main circumstances that are described below, inter alia and without prejudice to the remaining information contained in this Prospectus, should be taken into account in order to understand the operation consisting in the admission to listing on the Spanish stock exchanges of all the shares of ANTENA 3 de Televisión, S.A.

0.1 IDENTIFICATION OF THE ISSUING ENTITY

The Issuer which requires admission to trade their shares is ANTENA 3 de Televisión, S.A. (“ANTENA 3 TELEVISIÓN”), which was incorporated on June 7, 1988, and has its registered office in San Sebastián de los Reyes, Madrid, Avenida de la Isla Graciosa nº 13. The Company’s taxpayer identification number is CIF A-78839271 and it is registered at the Madrid Mercantile Registry in Volume 8788, Sheet 125, Page 71592-3, Registration no. 1.

At the date of registration of this Prospectus the capital stock of ANTENA 3 TELEVISIÓN, which was fully subscribed and paid and amounted to ONE HUNDRED AND SIXTY-SIX MILLION SIX HUNDRED AND SIXTY-EIGHT THOUSAND EUROS (€166,668,000), consisted of FIFTY-FIVE MILLION, FIVE HUNDRED AND FIFY-SIX THOUSAND (55,556,000) shares of THREE EUROS (€3) par value each, all of the same class and series and conferring identical rights and obligations on their holders. The shares of ANTENA 3 TELEVISIÓN do not confer any additional benefit.

ANTENA 3 TELEVISIÓN submitted a bid in the public call for tenders launched pursuant to Private Television Law 10/1988 and was awarded a concession for the indirect management of the public television service. This concession was awarded for a 10-year period by a resolution of the Spanish Council of Ministers dated August 25, 1989. It has been renewed for a further 10-year period by another resolution of the Spanish Council of Ministers dated March 10, 2000.

0.2 CONSIDERATIONS ON THE SHAREHOLDER STRUCTURE OF ANTENA 3 TELEVISIÓN

At the date of registration of this Prospectus, Telefónica, S.A., Planeta Coporaración, S.R.L. (through the company Kort Geding, S.L.), Banco Santander Central Hispano, S.A. (directly and through Macame, S.A.) and RTL Group, S.A. (through the company RTL Group Communication, S.L.) are the only companies with a significant stake in the capital stock of ANTENA 3 TELEVISIÓN.

The main shareholders of ANTENA 3 TELEVISIÓN and the percentage of ownership of each one are as follows as off the date of registration of this ProspectusIn addition, below there isa different table with the share distribution of the main shareholders once the isting has been completed.

Shareholder	Nº of direct shares	Nº of indirect shares.	Total Nº of shares	% capital stock
TELEFÓNICA, S.A	18,964.50	—	18,964,650	34.14%
Planeta Corporación, S.R.L.	—	15,333,456 (through Kort Gedding, S.R.L.)	15,333,456	27.60%
RTL GROUP, S.A.	—	9,593,125 (through RTL Group Communications, S.R.L.	9,593,125	17.27%
BSCH	3,161,000	5,720,100 (through MACAME, S.A.)	8,881,100	15.99%
OTHER SHAREHOLDERS	2,783,669	—	2,783,669	5%
TOTAL	24,909,319	30,646,681	55,556,000	100%

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As the date of listing and once the distribution of 30% of ANTENA 3 TELEVISION capital stock among TELEFONICA S.A. shareholders has been completed, the shareholder composition will be as follows (not taking in account the possible acquisition of ANTENA 3 TELEVISION shares that TELEFONICA S.A might undertake to liquidate the shares fractions):

Shareholder	Nº of direct shares	Nº of indirect shares.	Total Nº of shares	% capital stock
Planeta Corporación, S.R.L.	—	15,333,456 (through Kort Gedding, S.R.L.)	15,333,456	27.60%
RTL GROUP, S.A.	—	9,593,125 (through RTL Group Communications, S.R.L.	9,593,125	17.27%
BSCH	3,161,000	5,720,100 (through MACAME, S.A.)	8,881,100	15.99%
TELEFÓNICA, S.A	2,297,850	—	2,297,850	4.14%
OTHER SHAREHOLDERS	19,450,469	—	19,450,469	35%
TOTAL	24,909,319	30,646,681	55,556,000	100%

Once that ANTENA 3 TELEVISION shares has been admitted to listing, any Company will have the right to control ANTENA 3 TELEVISION in the sense of the article 4 of the Securities Market Law.

The Shareholders’ Meeting of TELEFÓNICA, S.A. held on April 11, 2003 resolved to distribute among its shareholders, in kind, the Additional share premium Reserve through the delivery of shares representing up to 30% of the capital stock of ANTENA 3 TELEVISION. On September 24, 2003, the Board of Directors’ Meeting of TELEFÓNICA, S.A., with the authorization of the aforementioned Shareholders’ Meeting, resolved to set at 30% the percentage to be distributed among the shareholders. Accordingly, once the shares of ANTENA 3 TELEVISIÓN have been distributed among the shareholders of TELEFÓNICA, TELEFÓNICA shall have a maximum stake of 4.14% in the capital stock of ANTENA 3 TELEVISIÓN. Chapter III of this Prospectus refers to TELEFÓNICA, S.A.’s situation regarding the limitations imposed upon it as a shareholder of two concession-holder companies of the Spanish state television service (Sogecable, S.A. and ANTENA 3 TELEVISIÓN).

The other shareholders of ANTENA 3 TELEVISIÓN have stakes of less than 3% in the capital stock.

At the date of presentation of this Prospectus the main shareholders of ANTENA 3 TELEVISIÓN have entered into certain shareholders’ agreements (between Kort Geding Planeta Corporation S.L. and Banco Santander Central Hispano and between Kort Geding and RTL Group Communications), which are summarized in Chapter VI of this Prospectus and of which the CNMV has been notified. Pursuant to Article 112 of the Securities Market Law, these agreements must be filed with the Madrid Mercantile Registry.

Taking into account the agreements reached between the main shareholders (described in Chapter IV), and for the purposes of Article 2.1 of Royal Decree 1197/1991 It’s considered that any of the agreements described in Chapter VI does not constitute a collusion dated July 26 regarding a public tender offer for the purposes of legislation on public share purchase offers.

0.3 CONSIDERATIONS ON ADMISSION TO TRADING AND PRICE FORMATION

The Shareholders’ Meeting and Board of Directors’ Meeting of ANTENA 3 TELEVISIÓN on April 28, 2003, and July 29, 2003, respectively, resolved to request the admission to trading of all the shares of ANTENA 3 TELEVISIÓN on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, and their inclusion in the Spanish computerized trading system (continuous market).

The capital stock of ANTENA 3 TELEVISIÓN under the application for the admission to listing cons ists of 55,556,000 registered shares of €3 par value each, all of the same class and series.

In view of the nature of the transaction referred to in this Prospectus (the admission to listing of shares without a prior public offering for the sale or subscription of shares), there is no flotation price and, accordingly, from the outset it will be the market that will determine the share price through adjustment of the offer of and demand for securities.

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In this sense, Circular 1/2001 dated May 10 of the Spanish Stock Exchange Company on the rules governing the operation of the Spanish computerized trading system establishes that when a security is included in the Spanish computerized trading system without previously being listed on national stock exchanges, the reference price will be taken to be that relating to certain purchase or demand positions. If difficulties arise in relation to price formation, the reference price can be based on other parameters, with due notification to the CNMV (“Comision Nacional del Mercado de Valores”). For the listing of shares of ANTENA 3 TELEVISIÓN, the Spanish Stock Exchange Company, according to the prvisions of the above-mentioned Circular, has fixed a reference price per share of 25,20 euros, The opening public auction will be based on such price, in the way described in the above-mentioned circular and Chapter II of this Prospectus.

Prior to the resolutions adopted by the Shareholders’ Meeting of ANTENA 3 TELEVISIÓN for the admission to trading of its shares, the transfer of these shares was subject to certain restrictions.

For information purposes, below are details of threee different valuations of the Company’s shares of which the Company had knowledge, on the occasion of a purchase and distribution of shares carried out prior to the admission to listing of ANTENA 3 TELEVISIÓN’s shares:

•	The sale by TELEFÓNICA, S.A. to Kort Geding, S.L. of 25.1% of the company. For the purpose of this sale, the Company was valued at €1,450 million, which resulted in a price of €26.10 per share (bearing in mind that pursuant to a resolution of ANTENA 3 TELEVISIÓN’s Shareholders’ Meeting the par value of the shares was increased from €1 each to €3 each).

•	The Board of Directors of TELEFÓNICA, S.A. based its valuation of the portion of the Additional-Paid-in Capital Reserve to be distributed among its shareholders on the book value of ANTENA 3 TELEVISIÓN’s shares (€420,003,360). Accordingly, the whole of the Company’s capital stock was valued at €1,400 million (€25.20 per share).

•	On September 16, 2003, Kort Geding S.L. acquired from Macame S.A. (subsidiary of Grupo Santander Central Hispano) 2.5% of Antena 3 Television stock. This was done exercising a purchase option granted by Banco Santander Central Hispano S.A.. The price of the afore-mentioned acquisition was 3,000 thousand Euros, which gives a price per share of approximately 21.60 Euros. This price may be subject to an adjustment in such case as the seller decides to acquire ANTENA 3 TELEVISION shares during the 135 days following the admission to trade. This adjustment will refer to the higher price that the seller should in any case pay to buy an equal number of shares in the market during the aforementioned 135-day period.

It should be noted in relation to the above that the valuation methods used in these transactions are not necessarily the same as those generally used in a secondary securities market such as the stock exchanges to which admission to trading has been requested.

0.4 RISK FACTORS

ANTENA 3 TELEVISIÓN carries out its ordinary business activities in accordance with the principles of prudence and professionalism governing the conduct of business of any corporate group. However, there are certain specific risks that, if they arose on an extraordinary basis, could adversely affect the Group’s business lines.

1. Business Plan

In April 2003 TELEFONICA sold 25.10% of ANTENA 3 capital stock to Kort Geding (Grupo Planeta). As a result of the entrance of new shareholders in the group, the Board of Directors and Managing Committee has been changed. As date of today, the new managing team has started designing a new structure for the group that will affect the group strategy, cost controls, and labor force restructure. Nevertheless, as of date of registration of this Prospectus, the Board of Directors hasn’t approved the Business plan. The commitment to approve a Business Plan for the forthcoming years before year-end already exists. As soon as this Business plan is approved, its content will be promptly communicated as Relevant Notice (“Hecho relevante”), as well as the variances, if appropriate, in relation with the information given in the present prospectus.

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2. Risk factors relating to the operations of the ANTENA 3 Group

•	Special legal regime

According to the current legal regime TELEFÓNICA, S.A. cannot hold a participation in the capital stock of two television concession-holder companies (ANTENA 3 TELEVISIÓN and Sogecable, S.A.).Taking in account the special situation of Sogecable S.A:, a resolution of the Council of the Ministers Cabinet dated 29 November 2002 resolves that Sogecable S.A. and its shareholders must fulfill the obligation of participating in the stock or more than one Public sector license-holder for 1 year since the validation of the resolution .This deadline applys to TELEFONICA S.A. since the date of the aforementioned resolution, consequently, TELEFÓNICA, S.A. resolved to make a distribution in kind among its shareholders in the form of shares of ANTENA 3 TELEVISIÓN representing 30% of its capital stock. Until November 29, 2003 TELEFÓNICA, S.A. must fulfill the obligation to not hold participation in ANTENA 3 TELEVISIÓN capital stock. Failure to fulfill the above-mentioned condition, according to the Private Television Law when it is done by a majority shareholder, may cause termination of the concession, unless, in a month term since the concession-holder company has received notice from the Spanish administration, the concession-holder company amends such default.

When the failure is committed by a non-majority shareholder, or by shareholders that don’t have control over the company, the infraction would be still consider as a very serious failure. The sanctions deriving from this behavior are contemplated in the article 25 of the Private Television Law and they might be fines, temporal cancellation of broadcasting, or the extinction of the concession.

ANTENA 3 TELEVISIÓN’s concession was renewed on March 10, 2000, for a 10-year period from April 3, 2000. The revocation or non-renewal of the concession would have a material adverse effect on the financial conditions and results of the Group’s operations. At the date of this Prospectus, the Company cannot assure futures renewals of the above-mentioned concession.

On the other hand, the revocation or non-renewal of the concessions held by UNIPREX or other subsidiaries would have a material adverse effect on the financial conditions and results of the ANTENA 3 Group’s operations. At the date of this Prospectus, the Company cannot assure futures renewals of all of its concessions.

•	Income concentration. Nature of the advertising industry in Spain.

Approximately 87% of the revenues of the ANTENA 3 Group relate to advertising sales. Consequently, its revenues are directly related to the evolution of the advertising industry. In this connection, it should be noted that the Spanish advertising market has historically been cyclical in nature, increasing in periods of general economic growth and decreasing in periods of recession. This cyclical factor, which has more effect on national than local advertising, exposes the Group to the crises of the advertising industry in general, which would affect the Group’s financial situation and results of operations. To this respect, advertising investment has developed as follows in recent years: in 2000 advertising investment rose by 10.8%, in 2001 and 2002 it decreased by 5.5% and 1.2% respectively, and during the first semester of 2003 it increased by 1.3% (source: Infoadex)

Additionally, advertisement income is very closely related to the audience levels that the programmes of Antena 3 Group may reach on Television or radio. If one can´t acquire or retain higher audience levels, the income, and consequently the group´s results, may be adversely affected.

One of the main characteristics of television is the cyclical nature of publicity investments. During the second and fourth quarters, the greatest publicity investment is made (55.2% on Television and 52.1% on radio of the annual total), whilst in the first and third quarters this investment is reduced correspondingly. A significant decrease in publicity investment during the high-investment quarters could have a significant impact in the results of the Society.

On the other hand, 80% of ANTENA 3 Group income comes from television. In the accounting year between 2000 and 2002, the audience share of ANTENA 3 TELEVISION has fallen 1.3 percentage points, whilst their market share has fallen 2.4 percentage points and the EBITDA

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margin has dropped from 31.8% to 9.9%. Although this audience and market share retain significant levels, it is impossible to guarantee that they will remain the same or improve and consequently, this may again impact negatively on the Group´s results.

•	Rapidity of technological changes.

The media are experiencing rapid technological development leading to changes in standards in the industry and in customers’ demands, requiring the constant launching or development of new products. The ANTENA 3 Group must adapt swiftly to these technological changes if it is to compete effectively. The Group companies may have to devote a significant part of their management and financial resources to adapting to these challenges. The changes may create new competitors in several of the Group’s business lines and offer current competitors the opportunity of increasing their market share to the detriment of the Group companies. The ANTENA 3 Group’s failure to adapt effectively to technological developments could adversely affect its business, financial situation and results of operations.

•	Competition

Antena 3 Group is faced by increasing numbers of competitors in the markets in which it operates (local televisions, cable operators, digital platforms, etc.). An competitors increase could reduce ANTENA 3 Group market share, or reduce the income generated through advertisement sales.

In respect of television market offering will foreseeable be increased at autonomous community level and reorganized at local level.

The audience share of other types of television, distinct from generalist open television, has risen from 6.9% in 2000 9.5% 2002. In general, these types of television get their income through their subscribers or via local market publicity and as such they do not compete directly in income. An accelerated development of this trend in audience share could affect the results of the Group.

Lastly, the emergence and development of new communication media, such as the Internet, might lead to a reduction in the Antena 3 Group’s television and radio audiences, causing a fall in advertising revenues which might have an adverse effect on the Company’s results.

•	Earnings of television, radio and other activities

In 2002 UNIPREX incurred losses before taxes of €23,982 thousand. Additionally, as disclosed by its consolidated financial statements as of June 30, 2003, the ANTENA 3 Group incurred losses of €98,848 thousand. As a result, inter alia, of the activities involved in Antena 3 Group´s restructuring of business lines, the television, radio and other business lines whose success it is impossible to guarantee might not give rise to income in the coming years.

•	Dependence on suppliers for the provision of the radio and television service

In order to provide the public television and radio service offered by it, the ANTENA 3 Group, like the other public television and radio operators, requires technological infrastructures and systems owned by third parties. Noteworthy in this connection is the service provided by RETEVISIÓN I, S.A. as a support carrier and broadcaster of the televsion signal. Accordingly, any failure in the services provided by these suppliers could lead to an interruption of the services, which would have an adverse affect on the ANTENA 3 Group’s business operations.

•	Supply of television and radio content

The publicity income obtained through television and radio, as has already been mentioned, has a very close relationship with audience share. This audience is sustained by the programmes. The success of these programmes is related to access to the content of these programmes (rights to broadcast and contents) and to the artists and performers that participate in those programmes (announcers and presenters have a special importance in radio). Lack of programs or rights or agreements with communicators or artists would have a knock-on effect to the success of the programmes, which in turn might affect the earnings of Antena 3 Group.

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In addition, the costs relating to the consideration that must be paid to the content suppliers for programs could go up and could subsequently have a significant adverse affect on the Group’s financial results.

•	Cost reduction

One of the main objectives of the new management of ANTENA 3 TELEVISIÓN is cost reduction. Cost reduction plans may cause, on a firth stage, an increase of costs. In this regard, the company has proceeded to create an endowment for extraordinary provisions that has negatively affected first semester earnings of 2003. The extraordinary negative results amount to 174,8 million euros. The objective of the new management team is to reduce costs in aproximatly 6% for the year 2004. Should the cost reduction measures not lead to the desired result; this might affect the conditions and financial results of the Group’s operations.

•	Labor force restructuring

On September 4, 2003, ANTENA 3 TELEVISIÓN submitted to the workers’ representatives and the Directorate-General of Employment a Labor Force Restructuring Plan for the termination of 390 jobs, which is in the consultation phase as of the date of registration of this Prospectus and therefore it is l not possible to ascertain the total final cost of the Plan and its final impact on the financial statements of ANTENA 3 TELEVISIÓN. Nevertheless, the company has estimated the cost of the above, creating an endowment for an appropriate provision as of June 30, 2003.

The planned restructuring of the labor force has in the past and may in the future give rise to further employee terminations, or to strikes or disputes with employees that might affect the ANTENA 3 Group’s financial situation.

•	Litigation

At the date of registration of this Prospectus certain lawsuits had been filed against ANTENA 3 TELEVISIÓN and certain Group companies, some of which are detailed in section IV.5.4 below. Since this litigation is still in process, ANTENA 3 TELEVISIÓN cannot definitely foresee the outcome thereof, and is unable to evaluate the consequences of the possible enforcement of a court decision or arbitral award the possible content of which is as yet unknown. As of June 30, 2003, ANTENA 3 TELEVISÓN had recorded a provision of €30,878,477.20 for litigation and arbitration expenses and for contingencies. An outcome of any of the proceedings described in Chapter IV unfavorable to the interests of the ANTENA 3 Group companies might have a significantly adverse impact on the Group’s financial situation.

•	Main shareholders of ANTENA 3 TELEVISIÓN

After distribution by Telefónica S.A. of the additional paid-in capital among its shareholders, the Company’s main shareholders will be Kort Geding with 27.60% (some of the ANTENA 3 TELEVISIÓN shares owned by Kort Geding have been pledged to a financial institution as security for the loan granted for the acquisition of the shares; the related voting rights are held by Kort Geding), the Santander Central Hispano Group with 15.99% and RTL Group Communications S.L.U with 17.27%. These shareholders, with which there are certain agreements described in Chapter VI (one between Kort Geding, Planeta Corporation S.P.L. and Banco Santander Central Hispano and another between Kort Geding and RTL Group Communication). The company directors designated individually by the aforementioned shareholders constitute a mayority of the Board of Directors and may have considerable influence in the Company’s management and decision-making, as regards both the decisions to be adopted by the Shareholders’ Meeting (dividends, changes in capital stock, appointment of directors, amendment of bylaws, mergers and other important company transactions) and those adopted by the Board of Directors. In addition, it is not currently possible to foresee whether there will be any conflicts of interest among the shareholders that might have an adverse effect on the Company’s results.

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3. Risk factors relating to shares

•	Market for the shares

ANTENA 3 TELEVISIÓN’s shares have not been formerly traded on any securities market and, accordingly, the Company cannot be sure that its shares will be listed at a price equal to or similar to the flotation price. There are no guarantees regarding the volume of trading to be reached by the shares or their effective liquidity.

•	Price of the shares as a result of future sales

The market price of the shares might be adversely affected as a result of numerous transfers of shares after admission to listing, or by the perception that such transfers might be carried out as a result of the distribution among the shareholders of TELEFÓNICA, S.A. of 30% of the capital stock of ANTENA 3 TELEVISIÓN. In addition, the market price of the shares may be adversely affected as a result of share trading by a significant shareholder.

The Company significant shareholders has made public the following information relating to the intention of remaining in the Company, and the intention of increasing their stake in the Company.

Kort Geding has stated that they are willing to increase their stake in the Company in light of providing a stronger shareholder structure to it. However, the timetable or the conditions that might apply to such increase, haven’t been decided yet. In any case, any increase of the stake will be carried out in compliance with securities market regulations.

RTL Group hasn’t expressed publicly their intentions over a potential increase of their stake in the Company, or the compromise to keep the shares for a long period, further to what it is stated in the contract agreed with Planeta and Kort Geding

Banco Santander Central Hispano hasn’t expressed publicly their intentions over a potential increase of their stake in the Company, or the compromise to keep the shares for a long period, further to what it is stated in the contract agreed with Planeta and Kort Geding.

Regarding TELEFONICA S.A, and as mentioned in this Prospectus, the company will distribute away its shareholders allocate an additional premium share reserve to its shareholders, as a distribution in kind, by delivering shares representing 30% of the capital stock of ANTENA 3 TELEVISIÓN. TELEFONICA S.A. keeps the ownership or the remaining 4.13%, and of the fraction shares that derives from the application of the exchange ratio. As of November 29,2003 TELEFONICA S.A. will not be able to hold the ownership of shares of ANTENA 3 TELEVISION due to legal requirements, hence, TELEFONICA S.A. has stated that it will act accordingly, getting involved in appropriate financing transactions such a selling the shares directly on the market (if demand allows), or keep an economic exposure to share price variation.

It’s not expected that any Company would undertake stabilizing activities.

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CHAPTER I

PERSONS ASSUMING RESPONSIBILITY FOR THE CONTENTS OF THE

PROSPECTUS AND SUPERVISORY AGENCIES FOR THE PROSPECTUS

CONTENTS

I.1	PERSONS ASSUMING RESPONSIBILITY FOR THE CONTENTS OF THE PROSPECTUS

I.2	SUPERVISORY AGENCIES

I.3	VERIFICATION AND AUDIT OF THE FINANCIAL STATEMENTS

CHAPTER I

PERSONS ASSUMING RESPONSIBILITY FOR THE CONTENTS OF THE PROSPECTUS AND

SUPERVISORY AGENCIES FOR THE PROSPECTUS

I.1     PERSONS ASSUMING RESPONSIBILITY FOR THE CONTENTS OF THE PROSPECTUS

Maurizio Carlotti, holder of Italian passport no. 673591-W, as Managing Director of ANTENA 3 DE TELEVISIÓN, S.A. (“ANTENA 3 TELEVISIÓN” or the “Company”) domiciled in San Sebastián de los Reyes, at Avenida Isla Graciosa 13, Madrid, with Employer Identification Number A-78839271, and holding a special authority for these purposes, assumes, for and on behalf of ANTENA 3 TELEVISIÓN, responsibility for this Prospectus and for all of the Exhibits, and confirms that their contents are true and that no material information has been omitted or leads to error.

I.2     SUPERVISORY AGENCIES

I.2.1

This full prospectus (“Prospectus”) was registered in the official registers of the Spanish National Securities Market Commission (the “CNMV”) on October 17, 2003 and relates to the admission of all the shares of ANTENA 3 TELEVISIÓN to listing on the Madrid, Barcelona, Valencia and Bilbao Stock Exchanges and to their inclusion in the Unified Computerized Trading System.

Registration of this Prospectus by the CNMV does not imply any recommendation to buy the securities referred to in this Prospectus, or any representation as to the solvency of the issuer or the return on the securities issued or offered.

I.2.2

Admission to listing of the shares of the Company referred to in this Prospectus does not require a prior administrative authorization or ruling other than verification and registration of the Prospectus with the CNMV.

I.3     VERIFICATION AND AUDIT OF THE FINANCIAL STATEMENTS

The financial statements of ANTENA 3 TELEVISIÓN and the consolidated financial statements of ANTENA 3 TELEVISIÓN and Subsidiaries comprising the balance sheets as of December 31, 2002, and the related statements of operations and notes to financial statements for the year then ended were audited by Deloitte & Touche España, S.L., with Employer Identification Number B-79104469, registered office in Madrid, at calle Raimundo Fernández Villaverde 65 and registered in the Official Auditors’ Register (ROAC) under number S-0692.

The financial statements of ANTENA 3 TELEVISIÓN and the consolidated financial statements of ANTENA 3 TELEVISIÓN and Subsidiaries comprising the balance sheets as of December 31, 2001 and 2000, and the related statements of operations and notes to financial statements for the years then ended were audited by Arthur Andersen y Cía., S. Com., with Employer Identification Number D 79104469, which changed its name to Deloitte & Touche España, S.L.. on October 18, 2002. The auditors issued unqualified opinions on the financial statements referred to above.

The aforementioned audit firm issued auditors’ reports on the interim individual and consolidated financial statements for the six-month period ended June 30, 2003 comprising the balance sheet as of June 30, 2003, and the related statement of operations for the six-month period ended June 30, 2003. Following is a literal transcription of the contents of these auditors’ reports, which gave rise to the qualifications reflected therein:

a) Auditors’ report on the individual interim financial statements as of June 30, 2003:

“To the Board of Directors of ANTENA 3 DE TELEVISIÓN, S.A.:

1.	We have audited the interim financial statements of ANTENA 3 DE TELEVISIÓN, S.A. as of June 30, 2003, comprising the balance sheet as of June 30, 2003, and the related statement of operations and notes to financial statements for the six-month period ended June 30, 2003. The preparation of these financial statements is the responsibility of the Company’s directors. Our responsibility is to express an opinion on the financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2.	For comparison purposes the directors present, in addition to the figures for the six-month period ended June 30, 2003, for each item in the balance sheet and statement of operations, the figures for 2002. Our opinion refers only to the interim financial statements as of June 30, 2003. Our auditors’ report dated February 21, 2003, on the 2002 financial statements contained an unqualified opinion.

3.	As indicated in Notes 3-d and 6 to the financial statements referred to above, the Company has controlling interests in several companies and prepared separate interim consolidated financial statements as of June 30, 2003, on which we issued our auditors’ report on August 30, containing a qualified opinion. The effect of consolidation, which was performed on the basis of the accounting records of the companies composing the Group, with respect to the individual financial statements referred to above, is described in Note 3-d.

4.	As a result of the resolutions adopted by the Board of Directors based on its estimates and on the analysis performed of program rights inventories and commitments, as indicated in Note 7, the Company decided to record a provision of €101 million with a charge to the “Extraordinary Expenses” caption in the statement of operations for the six-month period ended June 30, 2003.

5.	UNIPREX, S.A., a wholly-owned subsidiary of ANTENA 3 DE TELEVISIÓN, S.A. (through PUBLICIDAD 3, S.A), entered into an association agreement with the Radio Blanca Group on July 27, 2001. In relation to this contract, in May 2003 arbitration proceedings were initiated by UNIPREX, S.A regarding the interpretation of certain aspects of the content of the contract and by the Radio Blanca Group for breach of contract, the right to request the termination of the contract and the payment by UNIPREX, S.A of the contractually stipulated amounts, in addition to the damage and losses caused (see Note 15-b).

As of the date of this report it was not possible to objectively evaluate the possible impact on the interim financial statements referred to above of the final outcome of the arbitration proceedings, for which the Company, based on the opinions of its legal advisers, did not record any provision on the liability side of its balance sheet as of June 30, 2003.

6.	In our opinion, except for the effects of any adjustment that might be required if the final outcome of the uncertainty described in paragraph 5 above were known, the interim financial statements referred to above present, in all material respects, a true and fair view of the net worth and financial position of ANTENA 3 DE TELEVISIÓN, S.A. as of June 30, 2003, and of the results of its operations and of the funds obtained and applied by it in the six-month period then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

DELOITTE & TOUCHE ESPAÑA, S.L.

Registered in ROAC under no. S0692

Manuel Terme

August 30, 2003”

b) Auditors’ report on the consolidated interim financial statements as of June 30, 2003:

“To the Board of Directors of

ANTENA 3 DE TELEVISIÓN, S.A.

1.	We have audited the interim consolidated financial statements of ANTENA 3 DE TELEVISIÓN, S.A. AND SUBSIDIARIES as of June 30, 2003, comprising the consolidated balance sheet as of June 30, 2003, and the related consolidated statement of operations and notes to consolidated financial statements for the six-month period ended June 30, 2003. The preparation of these consolidated financial statements is the responsibility of the Parent Company’s directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2.	For comparison purposes the directors present, in addition to the figures for the six-month period ended June 30, 2003, for each item in the consolidated balance sheet and consolidated statement of operations, the figures for 2002. Our opinion refers only to the interim consolidated financial statements as of June 30, 2003. Our auditors’ report dated February 21, 2003, on the 2002 consolidated financial statements contained an unqualified opinion.

3.	As a result of the resolutions adopted by the Parent Company’s Board of Directors based on its estimates and on the analysis performed of program rights inventories and commitments, as indicated in Note 9, the Company decided to record a provision of €101 million with a charge to the “Extraordinary Expenses” caption in the statement of operations for the six-month period ended June 30, 2003.

4.	UNIPREX, S.A., a Group company indirectly wholly-owned by the Parent Company, entered into an association agreement with the Radio Blanca Group on July 27, 2001. In relation to this contract, in May 2003 arbitration proceedings were initiated by UNIPREX, S.A regarding the interpretation of certain aspects of the content of the contract and by the Radio Blanca Group for breach of contract, the right to request the termination of the contract and the payment by UNIPREX, S.A of the contractually stipulated amounts, in addition to the damage and losses caused (see Note 18-b).

As of the date of this report it was not possible to objectively evaluate the possible impact on the interim consolidated financial statements referred to above of the final outcome of the arbitration proceedings, for which the Group, based on the opinions of its legal advisers, did not record any provision on the liability side of its consolidated balance sheet as of June 30, 2003.

5.	In our opinion, except for the effects of any adjustment that might be required if the final outcome of the uncertainty described in paragraph 4 above were known, the interim consolidated financial statements referred to above present, in all material respects, a true and fair view of the net worth and financial position of ANTENA 3 DE TELEVISIÓN, S.A. AND SUBSIDIARIES as of June 30, 2003, and of the results of their operations in the six-month period then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

DELOITTE & TOUCHE ESPAÑA, S.L.

Registered in ROAC under no. S0692

Manuel Terme

August 30, 2003”

The following documents are attached to this Prospectus as Exhibit 1:

•	The 2002 financial statements of ANTENA 3 TELEVISIÓN and the related Management Report and Auditors’ Report.

•	The 2002 consolidated financial statements of ANTENA 3 TELEVISIÓN and Subsidiaries and the related Management Report and Auditors’ Report.

•	The financial statements of ANTENA 3 TELEVISIÓN as of June 30, 2003, and the related Auditors’ Report.

•	Consolidated financial statements of ANTENA 3 TELEVISIÓN and Subsidiaries as of June 30, 2003, and the related Auditor’s Report.

CHAPTER II

THE MARKETABLE SECURITIES FOR WHICH ADMISSION TO TRADING IS SOUGHT

CONTENTS

II.1.	CORPORATE RESOLUTIONS

II.1.1	Resolutions for the application for admission to trading

II.1.2	Information on the requirements and resolutions for admission to official trading

II.1.3.	Distribution of shares by TELEFÓNICA, S.A. between its shareholders

II.2	PRIOR ADMINISTRATIVE AUTHORIZATION

II.3	EVALUATION OF THE RISK INHERENT IN THE SECURITIES OR THEIR ISSUER

II.4	VARIATIONS IN THE TYPICAL LEGAL REGIME FOR THE SECURITIES FOR WHICH ADMISSION TO TRADING IS SOUGHT, AS PROVIDED FOR IN THE APPLICABLE LEGISLATION

II.5	CHARACTERISTICS OF THE SECURITIES

II.5.1	Nature of the securities

II.5.2	Form of representation of the securities

II.5.3	Aggregate par value of the shares for which admission to trading is sought

II.5.4	Number of shares and proportion of capital stock

II.5.5.	Valuation of the shares

II.6	FEES FOR REGISTRATION AND MAINTENANCE OF ACCOUNTS IN THE BOOK ENTRIES REGISTRIES FOR THE SHARES

II.7	ABSENCE OF TRANSFER RESTRICTIONS ON THE SECURITIES

II.8	OFFICIAL TRADING ON STOCK EXCHANGES

II.9	RIGHTS AND OBLIGATIONS OF THE HOLDERS OF THE SECURITIES

II.9.1	Right to share in the distribution of income and in the surplus on liquidation

II.9.2	Preemptive right of subscription on the issue of new shares or convertible bonds

II.9.3	Right to attend and vote at Shareholders’ Meetings

II.9.4	Right to information

II.9.5	Mandatory nature of ancillary obligations

II.10	TRANSACTION EXPENSES

II.10.1	Allocation of expenses

II.10.2	Estimated expenses

II.11	TAX REGIME

II.12	PURPOSE OF THE TRANSACTION

II.13	DATA ON TRADING IN ANTENA 3 TELEVISIÓN SHARES

II.13.1	Number of shares admitted to official listing

II.13.2	Earnings and dividends per share in the last three years

II.13.4	Tender offers

II.14	PERSONS WHO PARTICIPATED IN THE DESIGN OF, AND ADVICE ON, THE APPLICATION FOR ADMISSION TO LISTING

II.14.1	Participants in the design of and/or advice on the transaction

II.14.2	Absence of relationships or economic interests

CHAPTER II

THE MARKETABLE SECURITIES FOR WHICH ADMISSION TO TRADING IS SOUGHT

II.1	CORPORATE RESOLUTIONS

II.1.1. Resolutions for the application for admission to trading

The Shareholders’ Meeting and the Board meeting of ANTENA 3 TELEVISIÓN held on April 28, 2003 and July 29, 2003, respectively, resolved to apply for the admission of all the shares of ANTENA 3 TELEVISIÓN to listing on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, and for their inclusion in the Unified Computerized (Continuous Market) Trading System. A copy of the resolutions is attached to this Prospectus as Exhibit 2.

II.1.2. Information on the requirements and resolutions for admission to official trading

The prerequisites for admission to trading on the aforementioned stock exchanges and for inclusion in the Unified Computerized (Continuous Market) Trading System are basically as follows:

1.	The CNMV must verify fulfillment of the statutory requirements for admission to listing, verify Prospectus and make it publicly available for inspection at the registered offices of the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, applying to the Stock Exchange Governing Companies in question for admission of the shares to official trading.

2.	A notarial or authorized copy of the Company’s deed of incorporation and subsequent deeds of capital increase, as well as supplementary documentation, must be deposited at the Governing Company of the Madrid Stock Exchange, the principal stock exchange for the CNMV, ahead of the Barcelona, Valencia and Bilbao Stock Exchanges, and operating as a “one-stop shop” in the admission to trading procedure.

3.	The relevant Stock Exchange Governing Company must resolve to admit all the shares representing the capital stock of ANTENA 3 TELEVISIÓN to trading on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges.

4.	Subject to a favorable report from the Stock Exchange Governing Company, the CNMV must make the decision to include the shares in the Unified Computerized (Continuous Market) Trading System.

As of the date of registration of this Prospectus, ANTENA 3 TELEVISIÓN met the minimum conditions for admission to listing imposed in securities market legislation and, in particular, the Article 32 of the Stock Exchange Regulations. As a result of TELEFONICA, S.A´s .share distribution among its shareholders, the number of shareholders of ANTENA 3 DE TELEVISION will be significantly increased.

Besides, ANTENA 3 TELEVISIÓN meets the requirement that sufficient income has been obtained in the last two years, or in three nonconsecutive years within a five-year period, to distribute a dividend of at least 6% of paid-in capital stock, after recording provisions for taxes and legal reserves, as attested to in the certificate from Deloitte & Touche España, S.L. attached to this Prospectus as Exhibit3.

The Company is aware of, and agrees to submit to, stock exchange rules and, particularly, the rules on admission, trading, and maintenance of and suspension from trading, and will also submit to any regulations that may be made in the future.

It is intended that the shares be admitted to trading on October 29, 2003 and, therefore, the decisions and acts mentioned above must have been completed prior to that date.

II.1.3. Distribution of shares by TELEFÓNICA, S.A. between its shareholders

The Shareholders’ Meeting of TELEFÓNICA, S.A. resolved, at the meeting held on April 11, 2003, to make a distribution in kind among the company’s shareholders of part of the share premium reserve in the form of shares of ANTENA 3 TELEVISIÓN representing up to 30% of its capital stock. In implementing the resolution, TELEFÓNICA, S.A. has communicated that on September 24, 2003 its Board of Directors resolved to distribute among its shareholders 30% of the capital stock of ANTENA 3 TELEVISIÓN, i.e., 16,666,800 shares each with a par value of three euros.

According to the information made public by TELEFÓNICA, S.A., the right to receive ANTENA 3 DE TELEVISIÓN shares in conformity with the resolution adopted by the Shareholders’ Meeting of TELEFÓNICA, S.A. will be held by shareholders of TELEFÓNICA, S.A. who are such, in accordance with Article 62 of the Stock Exchange Regulations of June 30, 1967, on the day after the date on which the company publishes the relevant official notice in the Official Mercantile Registry Gazette that the CNMV has verified admission of ANTENA 3 TELEVISIÓN shares to trading on the stock exchange.

TELEFÓNICA, S.A. must detail in the notice the requirements and procedures for the distribution of the share premium . It is envisaged that TELEFÓNICA, S.A. will publish in the Official Mercantile Registry Gazette the notice of verification of admission on October 20, 2003 and, therefore, the shareholders of TELEFÓNICA, S.A. who are such at close of trading on October 21, 2003 will be entitled to receive ANTENA 3 TELEVISIÓN shares. It is envisaged that the ANTENA 3 TELEVISIÓN shares will be delivered to those shareholders of TELEFÓNICA, S.A., after the relevant formalities to check their identities on October 29 2003 through IBERCLEAR and its participating entities.

Pursuant to the communication by TELEFÓNICA, S.A. to the CNMV, the exchange ratio is one share of ANTENA 3 TELEVISIÓN for every 297.351102851177 shares of TELEFÓNICA, S.A.The exchange ratio is the result of dividing the number of ANTENA 3 TELEVISIÓN shares to be distributed (16,666,800) by the number of TELEFÓNICA, S.A. shares with a right to participate in the distribution (4,955,891,361 shares). The shareholders of TELEFÓNICA, S.A. who would be entitled, as a result of applying the exchange ratio, to receive a fraction of an ANTENA 3 TELEVISIÓN share will receive payment for the relevant fraction through two Financial Institutions which will act as Agents in charge of handling such fractions and which will pay for those fractions in cash. To such end, bearing in mind the valuation included in the proposal to the Shareholders’ Meeting of TELEFÓNICA, S.A. by reason of the aforementioned distribution, TELEFÓNICA, S.A. ascribes a value to the ANTENA 3 TELEVISIÓN shares of €25.20 per share (equal to the value of those shares per the books of TELEFÓNICA, S.A.). If TELEFÓNICA, S.A. holds any treasury stock when determining the distribution of the ANTENA 3 TELEVISIÓN shares, the provisions of Article 79.1 of the Spanish Corporations Law will be complied with so that any ANTENA 3 TELEVISIÓN shares being distributed that might correspond to the shares of treasury stock will be allocated pro rata to the other issued TELEFÓNICA, S.A. shares, thereby giving rise in such a case to an adjustment in the exchange ratio to be announced in an official notice in the Official Mercantile Registry Gazette.

II.2	PRIOR ADMINISTRATIVE AUTHORIZATION

The admission of the shares to listing does not require prior administrative authorization, and is only subject to the general rules on verification by the CNMV.

II.3.	EVALUATION OF THE RISK INHERENT IN THE SECURITIES OR THEIR ISSUER

No evaluation of the risk inherent in the shares whose admission to listing is sought or in the issuer of those shares has been performed by any rating agency.

II.4.	VARIATIONS IN THE TYPICAL LEGAL REGIME FOR THE SECURITIES FOR WHICH ADMISSION TO TRADING IS SOUGHT, AS PROVIDED FOR IN THE APPLICABLE LEGISLATION

There are no variations in the typical legal regime provided for in the applicable legislation on Spanish corporations. However, the specific provisions described in section III.2.2 of Chapter III, and section II.9.3 of Chapter II must be taken into account.

II.5.	CHARACTERISTICS OF THE SECURITIES

II.5.1. Nature of the securities

The securities referred to in this Prospectus are common fully paid-in registered shares of ANTENA 3 TELEVISIÓN, each with a par value of THREE EUROS (€3).

II.5.2. Form of representation of the securities

The shares of ANTENA 3 TELEVISIÓN are represented by book entries and are recorded in the Central Register of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR), a company domiciled in Madrid at calle Pedro Teixeira, 8, which, together with its participating entities, keeps the accounting record of the shares.

II.5.3. Aggregate par value of the shares for which admission to trading is sought

The aggregate par value of the shares for which admission to listing is sought is ONE HUNDRED SIXTY-SIX MILLION, SIX HUNDRED SIXTY-EIGHT THOUSAND (€166,668,000) EUROS.

II.5.4. Number of shares and proportion of capital stock

The shares for which admission to trading is sought represent all of the capital stock of ANTENA 3 TELEVISIÓN, i.e., FIFTY-FIVE MILLION, FIVE HUNDRED FIFTY-SIX THOUSAND (55,556,000) registered shares, each with a par value of three (€3) euros.

II.5.5. Valuation of the shares

II.5.5.1. Reference price and auction

Given the characteristics of the transaction referred to in this Prospectus, namely, the admission of shares to listing without previously making a public primary/secondary offering or an initial public offering, there will be no initial pre-fixed price and therefore, the market will determine from the outset the price through demand and supply.

Accordingly, Stock Exchange Company Circular 1/2001 on the operating rules of the Unified Computerized Trading System establishes that when a security is included in the System without having been previously listed on a Spanish stock exchange, the price for real purchase or demand situations will be used as the reference price. In cases where it is difficult to set the price, the reference price may be set having regard to other parameters, subject to notification to the CNMV.

The Stock Exchange Company will set €25.20 as a reference price per share in order to get the admission of the shares to listing, and conduct the opening auction over this reference price

In view of the orders introduced in the auction period, the resulting price will be one which allows a larger number of blocks to be traded. However, pursuant to Article 6.2.4.1 of Circular 1/2001; “if two or more prices allow the same number to be traded, the auction price shall be the one that causes the smallest disequilibrium, where “disequilibrium” means the difference between offer and bid volumes at the same price. If there is no disequilibrium or if the disequilibriums are the same, the price of the side with the larger volume shall be chosen. If the foregoing three conditions are the same, of the two possible auction prices, the auction price nearest the last traded price shall be the auction price subject to the following exceptions:

•	If the last traded price is within the range of the two possible auction prices, then this last executed price shall be the auction price.

•	If there is no last traded price or the last traded price falls outside the static range of prices, the auction price shall be the price nearest to the static price.

If, at the end of the auction period:

a) supply and demand do not match, the security may be traded during the session as soon as the sell and buy prices match and,

b) the resulting price is within the limits of the static range or the volume of Market or Market to Limit orders (as defined in the Circular itself) and is not covered by the total volume to be traded, the system will not make an allocation for the security and the auction period will be extended, during which, once the auction price has been set, Market and Market to Limit orders will be executed first (regardless of when they were put on the market), followed by limit orders with prices that better the auction price and, lastly, other limit orders at the auction price, where possible in the order in which they were included in the System.

II.5.5.2. Stabilization

Any financial entity is expected to take part into stabilization activities, since there is not a stabilization provision.

Regarding the possible sales and purchasers relating to the Companies’ shares made by significant shareholders:

Kort Geding has stated that they are willing to increase their stake in the Company in light of providing a stronger shareholder structure to it. However, the timetable or the conditions that might apply to such increase, haven’t been decided yet. In any case, any increase of the stake will be carried out in compliance with securities market regulations.

RTL Group hasn’t expressed publicly their intentions over a potential increase of their stake in the Company, or the compromise to keep the shares for a long period, further to what it is stated in the contract agreed with Planeta and Kort Geding

Banco Santander Central Hispano hasn’t expressed publicly their intentions over a potential increase of their stake in the Company, or the compromise to keep the shares for a long period, further to what it is stated in the contract agreed with Planeta and Kort Geding.

Regarding TELEFONICA S.A, and as mentioned in this Prospectus, the company will distribute away its shareholders allocate an additional premium share reserve to its shareholders, as a distribution in kind, by delivering shares representing 30% of the capital stock of ANTENA 3 TELEVISIÓN. TELEFONICA S.A. keeps the ownership or the remaining 4.13%, and of the fraction shares that derives from the application of the exchange ratio. As of November 29,2003 TELEFONICA S.A. will not be able to hold the ownership of shares of ANTENA 3 TELEVISION due to legal requirements, hence, TELEFONICA S.A. has stated that it will act accordingly, getting involved in appropriate financing transactions such a selling the shares directly on the market (if demand allows), or keep an economic exposure to share price variation.

II.5.5.3. Operations of the Company’s shares prior to admission to listing

For information purposes, there are set forth below three different valuations, of which the Company is aware, for the shares of the Company on the occasion of two shares sale and a shares distribution taking place prior to the admission to listing of the shares of ANTENA 3 TELEVISIÓN:

•	Sale of 25.1% of the capital of the Company by TELEFÓNICA, S.A. to Kort Geding, S.L. For the purposes of the sale, the Company was valued at €1,450 million, resulting in a price of €26.10 per share (taking into account the increase in the par value of the shares from €1 to €3 each resolved by the Shareholders’ Meeting of ANTENA 3 TELEVISIÓN).

•	The Board of Directors of TELEFÓNICA, S.A. took into account, for the purposes of distributing among its shareholders part of the share premium reserve, the book value of the shares of

ANTENA 3 TELEVISIÓN, i.e., €420,003,360, which implies valuing 100% of the Company at €1,400 million and, thus, €25.20 per share.

•	On September 16, 2003, Kort Geding S.L. acquired from Macame S.A. (subsidiary of Grupo Santander Central Hispano) 2.5% of ANTENA 3 TELEVISION stock. This was done exercising purchase by Banco Santander Central Hispano S.A.. The price of the afore-mentioned acquisition was 30,000,000 Euros, which gives a price per share of approximately 21.60 Euros. This price may be subject to an adjustment in such case as the seller decides to acquire ANTENA 3 TELEVISION shares during the 135 days following the admission to listing. This adjustment will refer to the higher price that the seller should in any case pay to buy an equal number of shares in the market during the aforementioned 135 day period.

In relation to the foregoing, it should be pointed out that the valuation methods used in those transactions are not necessarily the same as those usually used in a secondary securities market or in a stock exchange on which admission to trading is sought.

II.6	FEES FOR REGISTRATION AND MAINTENANCE OF ACCOUNTS IN THE BOOK ENTRIES REGISTRIES FOR THE SHARES

The participating entities of IBERCLEAR may, pursuant to the legislation in force, charge securities management fees and expenses at their discretion as a result of maintaining the securities in the related book entries registries.

II.7.	ABSENCE OF TRANSFER RESTRICTIONS ON THE SECURITIES

There are no Bylaw restrictions on the transfer of ANTENA 3 TELEVISIÓN shares and, therefore, the shares for which admission to listing is sought are freely transferable in accordance with the provisions of the Spanish Corporations Law, the Securities Market Law, and other legislation in force.

However, the specific provisions described in section III.2.2. of Chapter III on the restrictions imposed by the legislation on private television must be taken into account.

II.8.	OFFICIAL LISTING ON STOCK EXCHANGES

The shares into which the capital stock of ANTENA 3 TELEVISIÓN is divided are not currently admitted to official listing on any stock exchange. Verification of this Prospectus implies that the CNMV has verified the fulfillment of the requirements for admission to listing of ANTENA 3 TELEVISIÓN shares on the Madrid, Barcelona, Valencia and Bilbao Stock Exchanges, and for their inclusion in the Unified Computerized (Continuous Market) Trading System, although admission must be approved by the Governing Companies of those stock exchanges.

It is envisaged that listing of the Company’s shares will commence on October 29, 2003. However, it must be noted that the actual date of admission to listing cannot be wholly assured given that, in the last instance, admission to listing is subject to the decision of the respective Stock Exchange Governing Companies. If admission to listing is postponed, the Company will make such circumstance and the reasons for the delay public by sending the appropriate communication to the CNMV and publishing a notice in at least one Spanish national daily newspaper.

ANTENA 3 TELEVISIÓN is aware of, and agrees to fulfill, the requirements and conditions for the admission, maintenance and exclusion of the securities in the aforementioned secondary markets, pursuant to the legislation in force and the requirements of their regulatory agencies.

II.9.	RIGHTS AND OBLIGATIONS OF THE HOLDERS OF THE SECURITIES

The shares of ANTENA 3 TELEVISIÓN confer upon their holders the following voting and economic rights established in the Spanish Corporations Law and in the Bylaws:

II.9.1. Right to share in the distribution of income and in the surplus on liquidation

The shares of ANTENA 3 TELEVISIÓN confer the right to share in the distribution of corporate income and in the surplus on liquidation, but do not give right to the right to receive a minimum dividend since all of the shares are common shares.

Earnings from the shares may be paid in such manner as may be announced for each case, and the prescription for the right to collect dividends is as established in Article 947 of the Commercial Code, i.e., five years. The beneficiary of the prescription will be ANTENA 3 TELEVISIÓN.

II.9.2. Preemptive right of subscription on the issue of new shares or convertible bonds

All of the shares of ANTENA 3 TELEVISIÓN confer upon their holders, on the terms established by law, a preemptive subscription right (Article 158 of the Spanish Corporations Law) in capital increases with the issuance of new (common or preferred) shares and in convertible bonds issues, unless the preemptive subscription right is excluded.

The shares also confer on their holders the right to be allotted shares at no charge as acknowledged in by the Spanish Corporations Law in the event of a capital increase with a charge to reserves.

II.9.3. Right to attend and vote at Shareholders’ Meetings

The holders of ANTENA 3 TELEVISIÓN shares will be entitled to attend and vote at Shareholders’ Meetings and to contest corporate resolutions, pursuant to the general rules established in the Spanish Corporations Law.

In conformity with the provisions of the Bylaws, all shareholders may attend and vote at Shareholders’ Meetings if they own shares representing at least a par value of €300, provided that they have those shares recorded in their name in the relevant book-entry register five days prior to the date on which the Shareholders’ Meeting in question is to be held and that they evidence this by means of the relevant attendance card or certificate issued by one of the participating entities of IBERCLEAR, or by any other means admitted under current legislation.

Shareholders who do not possess the number of shares indicated may group together and grant a proxy to another shareholder, and the shares held by each person in his own right and by way of representation may be accumulated.

Shareholders with the right to attend may be represented at the Shareholders’ Meeting by another person who need not be a shareholder, by way of a special proxy for each Shareholders’ Meeting, without prejudice to the provisions of Article 107 of the Spanish Corporations Law.

Each share will give the right to one vote and the Bylaws do not impose any restrictions on the maximum number of votes that may be cast by each shareholder or by companies belonging to the same group.

II.9.4. Right to information

All of the shares of ANTENA 3 TELEVISIÓN confer upon their holders the right to information set forth, in general, in Article 48.2.d) of the Spanish Corporations Law and in the Bylaws, and, in particular, in Article 112 of the Spanish Corporations Law. They also carry rights which, as specific manifestations of the right to information, are set forth in detail in the Articles of the Spanish Corporations Law when dealing with: Bylaw amendments; capital increases and reductions; approval of financial statements; issuance of convertible and nonconvertible bonds; alteration of legal form, merger and spin-off; dissolution and liquidation of the company; and other corporate acts or transactions.

II.9.5. Mandatory nature of ancillary obligations

The shares of ANTENA 3 TELEVISIÓN are not subject to any ancillary obligation. Similarly, the Bylaws of ANTENA 3 TELEVISIÓN do not contain any provision on special privileges, powers or duties flowing from ownership of the shares.

II.10	TRANSACTION EXPENSES

II.10.1. Allocation of expenses

The admission of the shares of ANTENA 3 TELEVISIÓN to listing will be free of charge for the holder of the shares.

II.10.2. Estimated expenses

Due to the difficulty in specifying the expenses incurred as of the date of preparing this Prospectus, for purely information purposes, the estimated expenses of the admission to listing of all the shares of ANTENA 3 TELEVISIÓN are as follows:

EXPENSES	EUROS
1. CNMV fees	5,000.04
2. IBERCLEAR fees	24,372
3. Stock Exchange Company fees	166,668
4. Mercantile Registry, Notary, legal and other fees	300,000
TOTAL	496,040.04

This amount represents 0.3% of the capital stock of the Company.

II.11	TAX REGIME

A brief description follows of the tax regime applicable as a result of the ownership and, if appropriate, subsequent transfer of the shares for which admission to listing is sought, for which purpose regard will only be had to current central government legislation and the general aspects that may affect investors. The foregoing is considering any special provisions that may have been enacted by the provincial governments in the Basque Country and Navarra or by the autonomous community governments which, in exercising their legislative powers, have made specific legislation on certain aspects that are not addressed in the summary below.

It must be borne in mind that this analysis does not specify all the possible tax implications of the transactions mentioned, or the regime applicable to all categories of shareholder, some of whom (e.g., financial institutions, collective investment institutions, cooperatives, tax residents of Ceuta and Melilla, etc.) may be subject to special rules.

Therefore, it is advisable that investors consult their lawyers or tax advisers, who will be able to provide them with personalized advice having regard to their specific tax circumstances and the legislation in force on the date on which the relevant income or gains are obtained and reported.

Transfer of the securities:

The transfer of ANTENA 3 TELEVISIÓN shares is exempt from transfer tax (ITP/AJD) and value added tax (IVA), pursuant to Article 108 of the Securities Market Law and other legislation governing those taxes.

Tax regime applicable to income from securities and to transfers of securities:

1.	Investors resident in Spain:

1.1.	Personal income tax:

In the case of personal income taxpayers, dividends, Shareholders’ Meeting attendance fees, income from the creation or assignment of rights or the use or enjoyment of the securities hereunder, and any other benefit received from the entity by virtue of being a shareholder are deemed to constitute income from movable capital.

For the purposes of its inclusion in taxable income, the income will be calculated pursuant to Article 23 of Personal Income Tax (and Other Tax Provisions) Law 40/1998, dated December 9, at 140% of the gross income received. However it will be calculated at 100% if the income is derived from shares acquired within two months before the date on which such income was paid if, within two months after that date, securities of a uniform nature are transferred. To calculate the net income, expenses for the management and deposit of shares will be deductible, in the manner provided for in Article 24 of the Personal Income Tax Law, unlike discretionary and personalized portfolio management expenses.

Shareholders will be entitled to deduct 40% of the gross income received in this connection from the total net personal income tax payable. This tax credit will not apply to income from shares acquired within two months before the date on which such income was paid if, within two months after that date, a transfer of securities of a uniform nature takes place.

Transfers of shares by personal income taxpayers and other changes in personal wealth as provided for in Article 31 of the Personal Income Tax Law will give rise to capital gains or losses that will be included in taxable income and taxed in accordance with the general rules for gains of this type.

1.2.	Corporate income tax:

Corporate income taxpayers will include in their tax base the gross amount of dividends, shares in income and other gains obtained from the transfer of shares or any other transaction, as well as the expenses inherent in the holding, in the manner provided for in Articles 10 et seq. of Corporate Income Tax Law 43/1995, dated December 27.

Corporate income taxpayers will be entitled to take a tax credit equal to 50% of the gross tax payable on taxable income derived from dividends or shares in income as established in Article 28 of the Corporate Income Tax Law, for which purpose the taxable income will be deemed to be the gross amount of the dividends or shares in income.

This tax credit will not be applicable, among the other cases provided for in that Article, where the dividends or shares in profits relate to shares acquired within two months prior to the date on which such income was paid if, within two months from that date, a transfer of securities of a uniform nature occurs.

Corporate income taxpayers will also be entitled to the other double taxation tax credits provided for in Article 28 of the Corporate Income Tax Law

1.3	Tax withholdings:

In general, personal income tax or corporate income tax will be withheld at 15% from gross income distributed to a taxpayer liable for either of those taxes, in the manner provided for in Royal Decrees 214/1999, dated February 5, 2717/1998, dated December 18 and 537/1997, dated April 14. Tax will not be withheld from corporate income taxpayers if they qualify for a double taxation tax credit for 100% of the dividends received. Tax withholdings will be deductible from the net personal income tax payable or the gross corporate income tax payable and, if there is insufficient tax payable from which to deduct the withholdings, the excess withholdings will be refunded pursuant to Article 85 of the Personal Income Tax Law and Article 145 of the Corporate Income Tax Law.

1.4.	Wealth Tax:

Individuals who hold Antena 3 TELEVISIÓN shares and must file a wealth tax return, must report the shares they hold as of December 31 each year at their average market price in the fourth quarter of the year in question.

The Ministry of Finance will publish the average market price each year.

1.5.	Inheritance and gift Tax:

Transmissions of shares through death or by donation to individuals are subject to the general inheritance and gift tax rules. In the case of a transfer for no consideration to a corporate income taxpayer, any related gain will be taxed in accordance with corporate income tax provisions.

2.	Investors not resident in Spain for tax purposes

2.1	Nonresident income tax

Income in the form of dividends or gains from transfers of shares obtained by shareholders who are nonresident income taxpayers will be treated as income or gains obtained in Spain through, or other than through, a permanent establishment as provided for in Nonresident Income Tax Law 41/1998, dated December 9.

The tax regime described below is general in nature and, therefore, consideration must be given to the specific circumstances of each taxpayer and of any tax treaties between Spain and other countries.

2.1.1.	Income obtained through a permanent establishment

Income from shares obtained by a permanent establishment in Spain will be taxed in accordance with the provisions of Chapter III of Law 41/1998, subject to any provisions of tax treaties signed by Spain that could establish that such income is nontaxable or is taxable at reduced rates.

Nonresident income tax will be withheld from such income in the same cases and on the same conditions as those described for corporate income taxpayers.

2.1.2.	Income obtained other than through a permanent establishment

Income from shares obtained by individuals or entities not resident in Spain and operating, for such purposes, without a permanent establishment, will attract nonresident income tax in accordance with Chapter IV of the Nonresident Income Tax Law. The most noteworthy features of the regime are as follows, subject to any provisions of tax treaties signed by Spain that could establish that such income is nontaxable or is taxable at reduced rates:

(a)	The taxable income relating to dividends and other income from movable capital will be quantified as the gross amount of the income obtained, calculated in accordance with the provisions of the Personal Income Tax Law. In this case, neither the 140% multiplier nor the 40% tax credit mentioned earlier would apply since the investors are resident in Spain and are not eligible for the reductions established in that Law.

The payor will withhold nonresident income tax at the time of payment at 15% or at the applicable rate pursuant to a statutory provision or a tax treaty where the requirements for eligibility are substantiated. Where the income is tax exempt or qualifies for a tax rate below 15% by virtue of special rules or a tax treaty, a refund of the excess withholding may be obtained from the tax authorities if the claim is made in due time and form.

(b)	Capital gains will be taxed, in principle, at 35%, subject to the provisions of tax treaties signed by Spain, in a self-assessment to be prepared by the taxpayer, its tax representative, the depository or the manager of the shares held by the nonresident in Spain, subject to the procedure and form established in the Ministerial Order dated December 22, 1999 or the procedure or form applicable from time to time.

Gains will be tax exempt if obtained from the transfer of securities on official Spanish secondary securities markets by nonresident individuals or entities other than through a permanent establishment in Spain, if they are residents of a country with which Spain has signed a tax treaty that includes an exchange-of-information provision.

Gains from shares will also be tax exempt if obtained by residents of other EU Member States, subject to the provisions of Article 13 of the Nonresident Income Tax Law. The exemption will not apply to gains obtained through countries or territories classed by regulations as tax havens.

II.12. PURPOSE	OF THE TRANSACTION

The purpose of submitting this Prospectus is to seek admission to stock exchange listing for all of the shares of Company with a view to significantly increasing the diversity of ownership of its capital stock through a larger number of shareholders taking up a stake in the capital stock of ANTENA 3 TELEVISIÓN, thereby giving the Company a shareholder base in keeping with customary practice in securities markets.

II.13 DATA	ON TRADING IN ANTENA 3 TELEVISIÓN SHARES

II.13.1    Number of shares admitted to official listing

As of the date of registration of this Prospectus, the shares of ANTENA 3 TELEVISIÓN had not been admitted to official listing, and the purpose of this Prospectus is to have them admitted to listing on the Madrid, Barcelona, Valencia and Bilbao Stock Exchanges, and included in the Unified Computerized Trading (Continuous Market) System.

II.13.2    Earnings and dividends per share in the last three years

ANTENA 3 TELEVISIÓN	2002	2001	2000
Income for the year (thousands of euros)	(31,293)	39,416	128,478
Capital (thousands of euros)	166,668	166,668	166,668
Underlying book value per share	2.7482	3.0549	2.8184
Number of shares	166,668,000	166,668,000	166,668,000
Earnings per share	(0.19)	0.24	0.77
Payout (%)	0	50	0
Dividends (thousands of euros)	0	20,.000	0
Dividend per share (euros)	0	0.12	0

ANTENA 3 CONSOLIDATED GROUP	2002	2001	2000
Consolidated income for the year (thousands of euros)	(29,907)	48,005	123,310
Capital (thousands of euros)	166,668	166,688	166,688
Underlying book value per share	2.7591	3.0672	2.7751
Number of shares	166,668,000	166,668,000	166,668,000
Earnings per share	(0.18)	0.29	0.74
Payout (%)	0	41.38	0
Dividends (thousands of euros)	0	20,000	0
Dividend per share (euros)	0	0.12	0

II.13.3    Capital reductions and increases in the last three years

The capital stock of ANTENA 3 TELEVISIÓN was not modified in 2000, 2001 or 2002.

The Shareholders’ Meeting held on August 29, 2003 resolved to adjust the par value of the shares, based on a ratio of 3 old shares for 1 new share, and, consequently, the capital stock has been modified from 166,668,000 shares, each with a par value of one euro, to 55,560,000 shares, each with a par value of three euros.

II.13.4    Tender offers

The shares issued by ANTENA 3 TELEVISIÓN have not been the subject of a tender offer by way of purchase or exchange.

II.14 PERSONS	WHO PARTICIPATED IN THE DESIGN OF, AND ADVICE ON, THE APPLICATION FOR ADMISSION TO LISTING

II.14.1    Participants in the design of and/or advice on the transaction

The following entities participated in the design of and/or advice on the transaction under this Prospectus:

•	Garrigues Abogados y Asesores Tributarios: legal advisers to ANTENA 3 TELEVISIÓN in the application for admission to listing of its shares.

•	Deloitte & Touche España, S.L.: auditor of ANTENA 3 TELEVISIÓN.

II.14.2.    Absence of relationships or economic interests

There is no evidence of any relationship or significant economic interest between ANTENA 3 TELEVISIÓN and the entities mentioned in section II.14.1 above, other than the strictly professional relationship arising from the provision of tax, legal and financial advisory services.

CHAPTER III

THE ISSUER AND ITS CAPITAL

CONTENTS

III.1	IDENTIFYING PARTICULARS AND CORPORATE PURPOSE

III.1.1.	Company name and registered office

III.1.2.	Corporate purpose

III.2	LEGAL INFORMATION

III.2.1.	Incorporation, registration, and term of the Company

III.2.2.	Legal form and applicable legislation

III.2.2.1.	Specific legislation applicable to television

III.2.2.2.	Specific legislation applicable to radio broadcasting

III.2.2.3.	Intellectual property

III.3	INFORMATION ON CAPITAL

III.3.1.	Par amount subscribed and paid in

III.3.2.	Calls on capital

III.3.3.	Classes and series of shares

III.3.4.	Changes in capital stock in the last three years

III.3.5.	Issues of convertible or exchangeable bonds, or bonds with warrants

III.3.6.	Securities representing advantages for founders and promoters

III.3.7.	Authorized capital

III.3.8.	Bylaw conditions for altering capital stock and the respective rights attaching to the shares

III.4	TREASURY STOCK

III.5	INCOME AND DIVIDENDS

III.6	GROUP OF COMPANIES

III.6.1.	Main subsidiaries and investees of ANTENA 3 TELEVISIÓN

III.6.2.	Corporate transactions at ANTENA 3 Group companies since January 1, 2003

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CHAPTER III

THE ISSUER AND ITS CAPITAL

III.1 IDENTIFYING PARTICULARS AND CORPORATE PURPOSE

III.1.1 Corporate name and registered office

The corporate name of the issuer of the securities offered is ANTENA 3 DE TELEVISIÓN, S.A. (“ANTENA 3 TELEVISIÓN” or the “Company”). ANTENA 3 TELEVISIÓN has its registered office in San Sebastián de los Reyes, Madrid, at Avenida de la Isla Graciosa 13.

Its Employer Identification Number is A-78839271.

III.1.2 Corporate purpose

Article 2 of the Bylaws of ANTENA 3 TELEVISIÓN establishes the following:

The purpose of the Company is to:

1.	Indirectly manage a public television service, pursuant to the terms and conditions of its concession.

2.	Operate any form of television broadcasting service.

3.	Operate any form of radio broadcasting service.

4.	Operate any form of printed media.

5.	Operate any form of media on computer and interactive mediums, and on the Internet.

6.	Produce, purchase, sell, rent, publish, reproduce, import, export, distribute, exhibit, and finance of all kinds of audiovisual work in any form regardless of the technical medium, capable of being broadcast by cinematographic, television, video or other audiovisual means.

7.	Organize, produce and broadcast news, sports, bullfighting, musical, cultural or other shows or events, and acquire and market all kinds of rights in them.

8.	Carry on activities and provide services, studies, analyses, promotions, programming, data processing and reports by any procedure and relating to any communication activity including, in all cases, activities referring to any form of television.

9.	Prepare studies, reports or analyses of any kind in relation to enterprises, media and communication systems, particularly on television, video, cinema and multimedia.

10.	Act as an intermediary in markets for all kinds of intellectual or industrial property rights as well as in any activities directly or indirectly related to advertising, marketing, merchandising and other commercial activities.

11.	Perform and execute advertising projects and tasks related to buying, acting as intermediary in and broadcasting any form of advertising.

12.	Engage in distance promotion and sales of any goods or services, under a club arrangement, by mail, telephone, television or any computer or audiovisual means and on any type of medium.

13.	Acquire and operate for its own or another’s account all types of equipment, apparatus, items, facilities and technical procedures related to the foregoing activities including patent licensing or technological assistance.

The activities listed may be carried on by the Company in whole or in part indirectly through interests in other companies with an analogous corporate purpose.

The corporate purpose excludes activities the pursuit of which is subject to special statutory requirements that cannot be met by the Company.

Within the Spanish National Classification of Economic Activities, ANTENA 3 TELEVISIÓN falls within industry code no. 92.20.

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III.2 LEGAL INFORMATION

III.2.1 Incorporation, registration, and term of the Company

ANTENA 3 TELEVISIÓN was incorporated on June 7, 1988 pursuant to a deed executed in the presence of Madrid notary José Machado Carpenter under number 2302 of his protocol, and registered at the Madrid Mercantile Registry, in Volume 8788, Sheet 125, Page 71592-3, Registration no. 1.

In accordance with Article 3 of its Bylaws, ANTENA 3 TELEVISIÓN was incorporated in perpetuity and commenced operations on the date on which it was registered at the Mercantile Registry.

The Bylaws of ANTENA 3 TELEVISIÓN were adapted to the current Spanish Corporations Law under a deed executed on July 15, 1991 in the presence of Madrid notary José Machado Carpenter under number 2108 of his protocol, and registered at the Madrid Mercantile Registry in Volume 1924, Sheet 108, Page M-34473, leading to entry no. 27.

The Shareholders’ Meeting on August 29, 2003 approved the revised Bylaws, which are registered at the Madrid Mercantile Registry.

The Bylaws may be consulted at the registered office of ANTENA 3 TELEVISIÓN in San Sebastián de los Reyes, Madrid, at Avenida de la Isla Graciosa no. 13, or at the Madrid Mercantile Registry, by applying for an uncertified extract or certificate, or at the CNMV.

III.2.2 Legal form and applicable legislation

The legal form of ANTENA 3 TELEVISIÓN is a Spanish Corporation (Sociedad Anónima) and, consequently, is subject to the regime established in Legislative Royal Decree 1564/1989 approving the Revised Spanish Corporations Law.

Among the various industries in which ANTENA 3 TELEVISIÓN operates directly or through investees, the television and radio broadcasting industries are subject to a special legal regime.

III.2.2.1. Special legislation applicable to television

The provision of a television service in Spain is subject to various legal regimes depending on the medium used to carry the signal, the area of coverage, or the technology used in the service. In summary, the regulatory situation is as follows:

a)	Depending on the medium used for carrying the television signal a distinction can be drawn between:

(i)	Satellite television: Satellite Telecommunications Law 37/1995, dated December 12.

(ii)	Cable television: Cable Telecommunications Law 42/1995, dated December 22.

(iii)	Terrestrial or hertzian television (see section b) below).

b)	Within hertzian television, depending on the area of coverage, a distinction can be drawn between:

(i)	State television:

•	Public television (directly managed by the Spanish State): Law 4/1980, dated January 10, approving the Radio and Television Charter.

•	Private television (indirectly managed by private concession-holders): Private Television Law 10/1988, dated May 3.

(ii)	Autonomic community television: Law 46/1983, dated December 26, regulating the Third Channel.

(iii)	Local television: Terrestrial Local Television Law 41/1995, , dated December 22.

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c)	A further distinction can also be made within hertzian television, based on the technology used:

(i)	Analogical television (see b) above).

(ii)	Digital television: Additional Provision 44 of Law 66/1997, dated December 30, on Tax, Administrative, Labor and Social Security Measures.

For information purposes in this Prospectus, below is a description of the legal regime applicable to the private television service provided by ANTENA 3 TELEVISIÓN (analog and digital hertzian television), which has public-service status, as well as the aspects of the legal regime that may be relevant to ANTENA 3 TELEVISIÓN in this transaction.

1. Legal regime applicable to the private television service

Private Television Law 10/1988, dated May 3, as currently worded, establishes the legal regime applicable to the indirect management of the essential public television service owned by the Spanish State.

a) Enabling instrument

The service is indirectly managed by Spanish corporations under the administrative concession system. ANTENA 3 TELEVISIÓN was awarded one of the three concessions granted by the State pursuant to the Decision of the Council of Ministers dated August 25, 1989, published in the Official State Gazette on August 31, 1989 pursuant to a Decision of the Office of the Secretary-General of Communications dated August 28, 1989.

Under clause three of the administrative agreement for the provision of the public service dated October 3, 1989 between the Ministry of Transportation, Tourism and Communications and ANTENA 3 TELEVISIÓN, the administrative concession was granted for a term of ten years from April 3, 1990, renewable for ten-year periods at the request of the concession-holder and pursuant to a decision from the Council of Ministers. Under the provisions of the concession agreement and Article 11 of Private Television Law, ANTENA 3 TELEVISIÓN applied to renew its concession on October 19, 1999 for another of ten years, and was granted a ten-year extension under a Decision of the Council of Ministers on March 10, 2000, which was made public pursuant to a Decision of the same date by the Office of the Secretary-General of Communications (Official State Gazette of March 11, 2000). The renewal of the concession became effective on April 3, 2000, for a period of ten years, i.e., through April 3, 2010.

b) Concurrent ownership of interests in more than one concession-holder

Article 19.1 of the Private Television Law, as amended by Law 53/2002 on Tax, Administrative, Labor and Social Security Measures, dated December 30, establishes that individuals or legal entities with interests in the capital of the holder of one concession for a public State television service cannot own interests in any other public television service concession-holder, whatever the area of coverage.

It must be noted that, pursuant to Article 19.3 and .4, the provisions of Article 19.1 will apply to any form of ownership interest in the capital of public television service concession-holders, be it direct, indirect or through one or more interposed individuals or legal entities, and regardless of the size of ownership interest in those companies, and that the provisions of Antitrust Law 16/1989, dated July 19 will apply in all cases.

Article 17.1.b) of the Private Television Law provides that a breach of the requirements in Article 19 (bar on concurrent ownership of interests in more than one private television concession-holder, as described) is cause for termination of the concession if the breach is attributable to the majority shareholder or a shareholder otherwise controlling the concession-holder, unless the breach is remedied within one month from the authorities serving the relevant requirement to do so on the concession-holder.

Otherwise, the enforcement rules provided for in Chapter IV of the Private Television Law will apply. According to Article 24.2.h) of the Private Television Law, contravention of Article 19 by shareholders of concession-holders that are not majority shareholders or do not control the concession-holder in any way, will be deemed to constitute a very serious infringement. The penalties established in Article 25 of the Private Television Law for very serious infringements take the form of a fine, temporary suspension of broadcasting, or termination of the concession.

As of the date of this Prospectus, TELEFÓNICA, S.A. owned interests in the capital stock of ANTENA 3 TELEVISIÓN and SOGECABLE, S.A., both of which are public television service concession-holders. In order to bring Telefónica, S.A.’s ownership interests in various concession-holders into line with the provisions of Article 19 of the Private Television Law,

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TELEFÓNICA, S.A. has resolved to distribute its 30% holding in the capital stock of ANTENA 3 TELEVISIÓN among its shareholders. In the particular case of SOGECABLE, S.A. and its shareholders, the conditions imposed by the Government in the decision resulting from the procedure to control the concentration between SOGECABLE and DTS Distribuidora de Televisión Satélite (Via Digital) (Decision of the Council of Ministers dated November 29, 2002, published in the Official State Gazette of January 14, 2003), included a requirement that SOGECABLE and its shareholders comply with Article 19.1 of the Private Television Law within a maximum of one year from the date of notification of the Decision to SOGECABLE, should the limits imposed by Article 19.1 be exceeded as a result of the notified concentration approved in the Decision of November 29, 2002.

The maximum one-year period starts running in TELEFÓNICA, S.A.’s case from the date of the Decision of the Council of Ministers, i.e., November 29, 2002, while it remains a shareholder of SOGECABLE and of ANTENA 3 TELEVISIÓN.

c) Acquisition of significant holdings in a concession-holder

Article 21 of the Private Television Law establishes that the competent administrative authority (the Ministry of Science and Technology) must receive prior notice of any direct or indirect acquisition of a significant holding in the capital of a private television concession-holder, where “significant holding” means a holding that directly or indirectly reaches at least 5% of the capital or of the voting rights attaching to the shares of the concession-holder. Prior notice must also be given of any direct or indirect increase in the holding that leads to the holding reaching or exceeding the following percentages of ownership of the capital stock, or of the voting rights attaching to the shares, of the concession-holder: 5, 10, 15, 20, 25, 30, 35, 40 and 45 per cent. The competent administrative authority has a maximum of 3 months to notify acceptance or, as the case may be, rejection of the proposed acquisition. Rejection may be based on a lack of transparency in the structure of the group to which the acquirer may ultimately belong, or on the existence of ties between the person or entity planning the acquisition and another concession-holder of the essential television service, which could contravene the principle of avoidance of concentration in the media that underpins the Private Television Law.

d) Ownership by non EU foreigners of interests in a concession-holder

Until the recent amendment by Law 53/2002 to the Private Television Law, Article 19 of the Private Television Law stated that individuals or legal entities that were nationals or residents of third countries could only own interests in the capital stock of a private television concession-holder based on the principle of reciprocity.

Subsequent to the amendment, Article 19 does not include such limitation and, therefore, there is currently no restriction in the industry-specific regulations on the ownership interests of non EU foreigners in concession-holders.

2. Legal regime applicable to the digital terrestrial television service

The legal regime for this service is established by Additional Provision 44 of Law 66/1997 on Tax, Administrative, Labor and Social Security Measures, Royal Decree 2169/1998 approving the National Technical Plan for Digital Terrestrial Television, and the Ministry of Development Order of October 9, 1998 approving the Technical and Digital Terrestrial Television Service Provision Regulations. Digital terrestrial television will be subject to the provisions of the Private Television Law where they have not been amended by the Additional Provision.

In accordance with the aforementioned legislation, concessions for the indirect management of this service by private entities will be granted by the State if the service is of a national nature, or by the autonomous community governments, if it is of a autonomous community or local nature.

Royal Decree 2169/1998 established that each of the then public television service concession-holders, including ANTENA 3 TELEVISIÓN, would have access, subject to renewal of their respective concessions, to a program on a digital multiple channel with a view to their being able to broadcast content simultaneously and for the term of the concession renewal, using analog and digital technology, thereby giving rise to access to the aforementioned program for a period equal to the renewed term of the concession.

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Furthermore, Additional Provision 2 and Transitional Provision 1 of the Royal Decree established that concession-holders whose concessions were renewed: (i) had to begin broadcasting with digital technology before April 3, 2002, (ii) had to abide by the same conditions as those established in their existing concession agreements, and (iii) were each entitled to exploit a program within a certain multiple channel.

ANTENA 3 TELEVISIÓN started digital broadcasting on April 3, 2002, and since then it has simultaneously used analog and digital technology for free-to-air broadcasting on the same conditions as those stipulated for in the concession agreement for the provision of the public television service.

Simultaneous analog and digital broadcasting is expected to end, in principle, on December 31, 2012, and thereafter all broadcasting must use digital technology (“analog switch-off”), although the current legislation envisages that this date may be put back if the digital technology coverage established in the Technical Plan has not been achieved.

When the current concession-holders for the three private analog television channels stop analog broadcasting, they will be entitled, if there are more competitors in the market and the nature and characteristics of their enabling instruments and their rights and obligations are respected, to continue using the frequencies being used by them or any other frequencies established by the Government, so that each of them can operate a multiple channel using digital technology (each digital multiple channel can contain at least four programs/channels).

3. Other legislation applicable to the provision of television services

Apart from the foregoing, the provision of the television service is subject, inter alia, to the specific legislation on programming and content, broadcasting and live broadcasting of sports competitions and events, and advertising.

III.2.2.2. Special legislation applicable to radio broadcasting

ANTENA 3 TELEVISIÓN engages in radio broadcasting activities basically through UNIPREX, S.A. (“UNIPREX”) and ANTENA DE RADIODIFUSIÓN, S.A. (“Antena de Radiodifusión”) (formerly CADENA VOZ DE RADIODIFUSIÓN, S.A.)

The State has sole power to establish the basic rules for the public radio broadcasting service, notwithstanding the authority of autonomous community governments with competence in mass media matters to implement those rules, including enforcement powers in certain cases.

These basic rules are mainly in Articles 25 (Subarticles 1, 2, 3 and 6), 26, and 36.2 and Additional Provision 6 of Telecommunications Law 31/1987, following successive amendments thereto, in force pursuant to General Telecommunications Law 11/1998.

Apart from the basic rules established in the Telecommunications Law, concessions for the provision of the public FM radio broadcasting service and concessions for the public digital terrestrial radio broadcasting service with less-than-national coverage (i.e., autonomous community or local coverage), are regulated by the legislation made by autonomous community governments with competence in mass media matters.

The following Autonomous Communities have FM radio broadcasting legislation in force: Andalucía, Aragón, Asturias, Baleares, Canarias, Cantabria, Castilla y León, Castilla La Mancha, Cataluña, Extremadura, Galicia, Madrid, Murcia, Basque Country, La Rioja and Valencia.

As regards renewals of concessions, the Decision of the Council of Ministers dated October 31, 2002, made public pursuant to a Decision on November 29, 2002 by the Office of the Secretary of State for Telecommunications and for the Information Society, the MW radio concessions previously granted to UNIPREX were renewed through 2012. As regards the FM radio broadcasting concessions held by UNIPREX and Antena de Radiodifusión, the concessions held by a group of radio stations in Asturias (Gijón) and Madrid (Alcalá de Henares) will be up next for renewal between September and December 2003.

1. Legal regime applicable to the radio broadcasting service: MW and FM

Pursuant to Article 26 of the Telecommunications Law:

•	MW radio broadcasting services can be operated competitively under either of the following formats: (i) direct management by the State or its public entities; or (ii) indirect management by individuals or legal entities under State administrative concessions granted by the Government; and

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•	FM radio broadcasting services can be operated competitively under either of the following formats: (i) directly by the public authorities or their competent public entities pursuant to the legislation on mass media, or indirectly by local corporations under an administrative concession; or (ii) indirectly by individuals or legal entities under administrative concessions granted by autonomous community governments if they have competence in mass media matters.

These public radio broadcasting services must always be established in accordance with the National Technical Plans approved by the Government, while the State, in turn, has authority to approve technical projects for facilities and to inspect them, as well as approve the Technical and Service Provision Regulations. Accordingly, Royal Decree 169/1989 approved the National Technical Plan for FM Radio Broadcasting, which was then amended by Royal Decree 1388/1997.

Additional Provision 6 of the Telecommunications Law establishes most notably the following requirements that must be met by the holder of any radio broadcasting service concession:

•	No individual or legal entity can ever hold more than one concession for the operation of MW radio broadcasting services or more than two concessions for the operation of FM radio broadcasting services if the areas covered are substantially the same. In the latter case, more than one concession may only be granted to the same individual or legal entity if, having regard to the concessions already granted, diversity in the radio services on offer is sufficiently ensured.

•	No individual or legal entity can have a majority stake in more than one concession-holder, if the areas covered by his or its radio broadcasting services are substantially the same.

•	Individuals or legal entities that are nationals or residents of non EU countries cannot own an interest of more than 25 percent in a concession-holder, except where the principle of reciprocity is applicable. Individuals or legal entities resident in EU Member States or countries that have signed the European Economic Area Agreement and Protocol, are treated as Spanish nationals for these purposes. The principle of reciprocity means applying the same rights to a foreigner as those that would apply to a Spanish citizen in the foreigner’s home country with respect to investment in radio broadcasting service providers.

•	Any change in the ownership of shares, equity interests or equivalent securities of concession-holders, and any capital increases where the shares or equivalent securities are not subscribed in the same proportions by the owners of the capital stock, must receive prior authorization from the public authority that granted the concessions.

In addition, the main obligations of concession-holders include most notably the obligation to maintain the technical characteristics of the concession (location, power, frequency and other technical requirements) and the continuous provision of the service (minimum time established in the various pieces of legislation approved by autonomous community governments).

In accordance with State and autonomous community radio broadcasting legislation, a breach of the requirements will be subject to penalties, even including the revocation of the concession.

Additional Provision 6 also establishes that (i) concessions for managing a public radio broadcasting service are granted for a term of ten (10) years and are renewable successively for equal periods of time, unless the concession-holder is in breach of any of the essential obligations of the concession or has been found liable in a final judgment for the violation of a fundamental right (it should be borne in mind that the implementing legislation in certain autonomous communities includes additional conditions such as encouragement of the vernacular and cultural values of the territories in question); and (ii) concessions are transferable, provided that the transferee meets the statutory requirements and, in all cases, subject to prior administrative authorization.

2. Legal regime applicable to the digital terrestrial radio broadcasting service

The legal regime is established in Additional Provision 44 of Law 66/1997 on Tax, Administrative, Labor and Social Security Measures, Royal Decree 1287/1999 establishing the National Technical Plan for Digital Terrestrial Radio Broadcasting, and the Order of July 23, 1999 approving the Technical and Digital Terrestrial Radio Broadcasting Service Provision Regulations. Additionally, digital terrestrial radio broadcasting must conform to Additional Provision 6 of the Telecommunications Law insofar as it applies, in general, to the radio broadcasting service.

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The aforementioned legislation provides that the power to grant enabling instruments (administrative concessions) for the provision of this public service lies with the State if the service covers the whole of Spain, or with autonomous community governments if the service covers an autonomous community or local area.

In relation to indirect management of the service by private entities, the Order of July 23, 1999 provides that an individual or legal entity can only hold one concession to operate services where their areas of coverage are substantially the same unless, having regard to the number of concessions granted, the diversity of sources of news is sufficiently assured by the radio broadcasting services on offer. Furthermore, no individual or legal entity can hold a majority interest in several concession-holders where they operate digital terrestrial radio broadcasting services which are substantially the same in the territory covered.

Concessions are awarded for a term of ten years from the date of execution of the administrative agreement, and are renewable successively for equal periods of time by the body that granted them, subject to the same conditions as those established in section 1 above.

On March 10, 2000, ten administrative concessions for the establishment of nationwide frequency networks under indirect management were awarded, one of which was to UNIPREX. A further two concessions were then awarded on November 24, 2000.

III.2.2.3. Intellectual property

The television and radio businesses are subject to Legislative Royal Decree 1/1996 approving the revised Intellectual Property Law (“Intellectual Property Law”)regulating matters concerning intellectual property rights in, inter alia, audiovisual works. The Intellectual Property Law is structured into two very distinct sets of rules: those relating to the declaration of substantive rights and those regulating the protection of those rights. The first set of rules defines, on the one hand, copyright corresponding to authors (the creators of the work) and, on the other hand, “related rights” acknowledged to certain individuals or legal entities whose involvement is indispensable for the performance, production or dissemination of works created by authors.

As regards the protection of intellectual property rights, the Intellectual Property Law establishes rules on the jurisdictional safeguards for those rights and the legal framework applicable to entities authorized to collectively manage the rights established in that Law.

III.3 INFORMATION ON CAPITAL

III.3.1 Capital stock. Par amount subscribed and paid in

As of the date of registration of this Prospectus, the capital stock of ANTENA 3 TELEVISIÓN was ONE HUNDRED SIXTY-SIX MILLION SIX HUNDRED SIXTY-EIGHT THOUSAND EUROS (€166,668,000) and was fully subscribed and paid in.

III.3.2 Calls on capital

There are no outstanding calls on capital.

III.3.3 Classes and series of shares

As of the date of registration of this Prospectus, the capital stock of ANTENA 3 TELEVISIÓN was divided into FIFTY-FIVE MILLION, FIVE HUNDRED FIFTY-SIX THOUSAND (55,556,000) SHARES, each with a par value of THREE EUROS (€3), and of one class and series, and conferring the same rights and obligations on their holders. The shares of ANTENA 3 TELEVISIÓN are not subject to any ancillary obligations.

The Bylaws of ANTENA 3 TELEVISIÓN do not contain any provisions on special privileges, powers or duties derived from ownership of the shares.

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The shares are represented by book entries and Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR) and its participating entities are responsible for keeping an accounting record of the shares.

III.3.4 Changes in capital stock over the last three years

The capital stock of ANTENA 3 TELEVISIÓN was not modified in 2000, 2001 or 2002.

The Shareholders’ Meeting on August 29, 2003 resolved to adjust the par value of the shares by a ratio of 1 to 3 for all of the shares of ANTENA 3 TELEVISIÓN and, consequently, it was resolved to multiply the par value of the shares by three, as a result of which the par value per share was increased from ONE EURO (€1) to THREE EUROS (€3) while, at the same time, the number of shares was divided by 3, thereby not giving rise to any variation in the amount of the capital stock.

In light of the foregoing, the capital stock is divided into FIFTY-FIVE MILLION, FIVE HUNDRED FIFTY-SIX THOUSAND (55,556,000) shares, each with a par value of €3, and all belonging to the same class and series.

III.3.5 Issues of convertible or exchangeable bonds or of bonds with warrants

As of the date of registration of this Prospectus, ANTENA 3 TELEVISIÓN had not issued convertible or exchangeable bonds or bonds with warrants,

Additionally, as of the date of verification of this Prospectus, no authority had been given to the Board of Directors by the Shareholders’ Meeting to issue such bonds.

III.3.6 Securities representing advantages for founders and promoters

ANTENA 3 TELEVISIÓN has not issued any securities that represent advantages for the founders or promoters, or founder’s shares.

III.3.7 Authority from the Shareholders’ Meeting. Authorized capital

As of the date of verification of this Prospectus, there was no authority from the Shareholders’ Meeting for the Board of Directors to increase capital stock.

III.3.8	Bylaw conditions for altering capital stock and the respective rights attaching to the shares

The Bylaws of ANTENA 3 TELEVISIÓN do not impose any special conditions for capital increases other than those generally provided for in the Spanish Corporations Law.

III.4 TREASURY STOCK

As of the date on which this Prospectus was prepared, the treasury stock held by ANTENA 3 TELEVISIÓN amounted to 481,502 shares, with a total par value of €1,444,506, representing 0.866% of its capital stock, and at a cost of €2,933,063.70, which is an amount equal to the restricted reserve recorded by the Company.

In 2000, 2001 and 2002, and between January 1, 2003 and the date of verification of this Prospectus, no transactions involving treasury stock were performed other than the acquisition of six (6) old shares from certain shareholders of the Company in order to facilitate the process of adjusting the par value of the shares.

On August 29, 2003, the Shareholders’ Meeting granted the Board of Directors of the Company an authority, in conformity with Article 75 of the Spanish Corporations Law, to proceed between the date of the Meeting and the date of the next Annual Shareholders’ Meeting with the derivative acquisition, whether directly or through any of its subsidiaries and whether by way of purchase or by any other legally accepted means, of a number of shares of treasury stock which, when added to those held from time to time by the Company and its subsidiaries, does not exceed 5% of the capital stock of ANTENA 3 TELEVISIÓN, at a price ranging from the par value of the shares and an amount equal to the average market price of the shares in the five days immediately before the purchase, subject to a maximum increase of 5% in such average value, “market price” meaning for these purposes the highest price achieved on each of the five days, all subject to the statutory limits and requirements.

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III.5 INCOME AND DIVIDENDS

Section II.13.2. of Chapter II sets forth data on the income obtained and distributed by ANTENA 3 TELEVISIÓN.

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III.6 GROUP OF COMPANIES

III.6.1. Main subsidiaries and investees of ANTENA 3

As of the date of verification of this Prospectus, the ANTENA 3 Group comprised the following companies:

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PUBLICIDAD 3, S.A.U
UNIPREX, S.A.
ANTENA DE RADIODIFUSIÓN, S.A.
Ipar Ondas, S.A.U 100%
Estaciones Radiofónicas de Aragón, S.A.U. 100%
Compañía Tres Mil Ochocientas, S.A.U. 100%
Radio Noticias Noventa, S.A.U. 100%
Radiosistemas Radiofónicos Cinco, S.L.U. 100%
Onda Cero, S.A.U. 100%
Ondadit, S.L.U. 100%
Grupo Universal Emisoras Radio Amanecer, S.A.U. 100%
Onda Cero Ramblas, S.L. 40%
La Veu de Lleida, S.L.U. 100%
Radio Tormes, S.A 100%
Radio Alamedilla, S.A.U. 100%
Corporación Radiofónica Castilla-La Mancha, S.A. 50% *
Corporación Radiofónica Castilla-León, S.A.* 50%
Corporación Radiofónica Regional de Murcia, S.A. 50% *
Canal Media Radio, S.A. 100%
Radio Media Galicia, S.A. 100%
Corporación Radiofónica de Información y Deportes, S.L. 50%
Canal Radio Baleares, S.L. 100%
Canal Radio Castilla y León, S.L. 100%
Canal Radio Madrid, S.L. 100%
Canal Radio Valencia, S.L. 100%
Canal Media Aragón, S.L. 100%
Instituto Cantabro de Comunicación S.L. 20%
Cadena Voz de Burgos, S.L. 74% *
Radio Voz Castilla- La Mancha 20%
In liquidation *
Administrative authorization pending

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As of the date of verification of this Prospectus, ANTENA 3 TELEVISIÓN does form part of any group of companies.

III.6.2. Basic information on the subsidiaries of ANTENA 3 TELEVISIÓN

The following pages contain tables setting forth basic information on the investees of ANTENA 3 TELEVISIÓN as of December 31, 2002, indicating, inter alia, their name, registered office, the direct or indirect holding of the Company, their capital stock, reserves, and the net value of the holding per the books of the parent company.

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Companies included in the scope of consolidation

Holdings of ANTENA 3 TELEVISIÓN, S.A. (Data as of December 31, 2002)

Thousands of Euros

Corporate Name	Registered Office	Consolidation Method	Business	Holding of ANTENA 3 TELEVISIÓN		Net Income (Loss)	Capital Stock	Reserves / Other Equity	Underlying Book Value of Holding	Cost per Books of ANTENA 3	Net Book Value of Holding as of December 31, 2002 (Euros)
				Direct	Indirect
Antena 3 Directo, S.A.	Fuerteventura 12, San Sebastián de los Reyes	Full	TV home shopping	100%		(9,961)	17,580	(2,693)	4,926	18,138	5,097
Movierecord, S.A.	Calle Martires de Alcalá 4, Madrid	Full	Advertising in cinemas	100%		(3,788)	801	5,513	2,526	18,006	7,145
Inversiones Valores Inmuebles, S.L.	Calle Gran Capitan 2-4, Edificio Nexus ,planta 1º Barcelona	Full	Portfolio company	84.60%		(606)	5	(2)	(605)	9,534	562
Antena 3 Producciones, S.A.	JR Nazca 704, Jesús María, Lima 11	Full	Audiovisual productions	99.96%	0.04%	240	2,922	227	3,389	6,343	5,556
Antena 3 Temática, S.A.	Fuerteventura 12, San Sebastián de los Reyes	Full	Audiovisual productions	100%		146	998	1,231	2,375	2,784	2,173
Compunet Servicios Telemáticos, S.A.	Fuerteventura 12, San Sebastián de los Reyes	Full	Internet	34%	66%	(213)	6	(728)	(936)	2,404	0
Megatrix, S.A.	Avda. Isla Graciosa s/n San Sebastián de los Reyes	Full	Audiovisual productions	100%		98	2,250	(1,324)	1,024	2,250	1,024
Ensueño Films, S.L.	Avda. Isla Graciosa s/n San Sebastián de los Reyes	Full	Audiovisual productions	100%		(1,262)	1,804	(345)	196	1,803	196
Antena 3 Internacional, Inc.	1200 Brickell Ave. Suite 16020 Delaware. Miami	Not included in scope of consolidation	Portfolio company	100%		n/a	2,321	(1,839)	n/a	1,676	434

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Antena 3 Castilla-León, S.A.	Edi. Multimedia Promecal c/Los Astros s/n Valladolid	Full	Audiovisual productions	60%		(28)	2,100	(627)	1,445	1,260	867
Publicidad 3, S.A.	Avda. Isla Graciosa s/n San Sebastián de los Reyes	Full	Advertising and radio broadcasting services	100%		(23,074)	60	148	(22,866)	505	0
Antena 3 Peru, S.A.	JR Nazca 704, Jesús María, Lima 11	Full	Television	99.99%	0.001	(12)	3,016	(264)	2,740	3,128	2,745
Nova Televisió, S.A.	Calle Gremi Selleters i Basters, 14 Palma de Mallorca	Full	Audiovisual productions	51%		108	481	292	881	245	245
Guadiana Producciones, S.A.	Fuerteventura 12, San Sebastián de los Reyes	Full	Audiovisual productions	100%		72	60	1,036	1,168	66	66
Antena 3 Editorial, S.A.	Avda. Isla Graciosa s/n San Sebastián de los Reyes	Full	Management of rights	100%		607	60	376	1,043	60	60
Total holdings in group companies										68,202	26,170
Canal Factoría de Ficción, S.A.	Crta. Fuencarral- Alcobendas Km 12.450	Not included in scope of consolidation	Production of fiction programs	40%		n/a	600	548	n/a	240	240
Total holdings in associated companies										240	240

Canal Satélite Digital, S.L.	Ad. De los Artesanos, 6. Tres Cantos Madrid	Not included in scope of consolidation	Digital television	2.25%		(10,106)	285,885	(83,420)	192,359	11,145	3,430
T.V.I. Televisâo Independiente, S.A.	Rua Mario Castelhano, 40 Queluz de Baixo, 2749- 502. Barcarena	Not included in scope of consolidation	Television	0.001		n/a	65,810	n/a	n/a	2,016	0
Media Park, S.A.	Pol. Industrial 1, c/Bullido s/n, Sant Just Desvern	Not included in scope of consolidation	Thematic producer	0.944%		(27,913)	45,245	27,237	44,569	1,142	421

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Total other holdings	14,303	3,851
SUM OF THE COSTS AND NET VALUES OF HOLDINGS IN GROUP COMPANIES PER THE BOOKS OF ANTENA 3 TELEVISIÓN	82,745	30,261

The net value of holdings in the Group Companies in the above tables, per the books of ANTENA 3 TELEVISIÓN (30,261 thosand euros), matches the amount per the individual financial statements of ANTENA 3 TELEVISIÓN under the caption “Long-Term Investments”: 237,909 net of “Long-Term Loans”: 207,512 and “Long-Term Guarantees Given”: 137.

Holdings of ANTENA 3 DIRECTO, S.A. (Data as of December 31, 2002)

Thousands of Euros

Corporate Name	Registered Office	Consolidation Method	Business	Holding of ANTENA 3 DIRECTO		Net Income (Loss)	Capital Stock	Reserves / Other Equity	Underlying Book Value of Holding	Cost per Books of ANTENA 3 DIRECTO	Net Book Value of Holding as of December 31, 2002 (Euros)
				Direct	Indirect
A3D Chile Holdings, S.A. (*)	Av. Presidente Eduardo Frei Montalva, 6001. Santiago	Full	Portfolio company	99.9%		(230)	2,462	(243)	1,989	2,326	1,806
A3D Chile, S.A. (*)	Av. Presidente Eduardo Frei Montalva, 6001. Santiago	Full	TV home shopping		69.93%	(78)	2,322	(185)	2,060	1,999	1,999
Trading Team, S.L.	Parque Industrial Do Batel, lote 1-A, Frequesia de Alcochete	Full	TV home shopping	80%		854	30	153	1,037	1,596	1,062

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Holdings of PUBLICIDAD 3, S.A.

(Data as of December 31, 2002)

Corporate Name	Registered Office	Consolidation Method	Business	Holding of PUBLICIDAD 3		Net Loss	Capital Stock	Reserves / Other Equity	Underlying Book Value of Holding	Cost per books of PUBLICIDAD 3	Net Book Value of Holding as of December 31, 2002 (Euros)
				Direct	Indirect
Uniprex, S.A. (*)	Calle Ortega y Gasset 22- 24 Madrid	Full	Radio broadcasting services	100%		(23,982)	43,391	(26,503)	(7,094)	153,964	123,129
Antena de Radiodifusión, S.A. (*)	Calle Ortega y Gasset 22- 24 Madrid	Full	Radio broadcasting services	100%		(225)	601	(874)	(498)	9,272	8,570

Main Holdings of UNIPREX, S.A. and ANTENA DE RADIODIFUSIÓN, S.A. (Data as of December 31, 2002)

Corporate Name	Registered Office	Consolidation Method	Business	Holding of UNIPREX GROUP		Net Income (Loss)	Capital Stock	Reserves / Other Equity	Underlying Book Value of Holding	Cost per Books of UNIPREX	Net Book Value of Holding as of December 31, 2002 (Euros)
				Direct	Indirect
Grupo Universal Emisoras de Radio Amanecer, S.A.	C/ Jose Ortega y Gasset 22- 24- Madrid	Not included in scope of consolidation	Radio station	100%		(4)	3,846	(2,922)	920	0	0
Corporación Radiofónica Castilla León, S.A.	C/ Francisco Hernández Pacheco, 14. Valladolid	Not included in scope of consolidation	Radio station	50%		(23)	60	3	40	30	30
Onda Cero Ramblas, S.L.	Av. Diagonal, 441. Barcelona	Not included in scope of consolidation	Radio station	40%		291	601	580	1,472	2,104	1,623

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Holdings of ANTENA 3 TELEVISIÓN Group in dissolution

(Data as of December 31, 2002)

Corporate Name	Registered Office	Consolidation Method	Business	Holding of ANTENA 3 TELEVISIÓN Group		Net Income (Loss)	Capital Stock	Reserves / Other Equity	Underlying Book Value of Holding	Cost per Books of ANTENA 3	Net Book Value of Holding as of December 31, 2002 (Euros)
				Direct	Indirect
Antena 3 Interactiva, S.A.	Fuerteventura San Sebastián de los Reyes	Not included in scope of consolidation	Internet	100%		(2,508)	8,415	(9,541)	(3,634)	8,415	0
Battres Comunicación Alternativa, S.A.	Fuerteventura San Sebastián de los Reyes	Not included in scope of consolidation	Organization and management of events	100%		(582)	301	(873)	(1,154)	3,652	0
Antena 3 Iniciativas Comerciales, S.A.	Fuerteventura San Sebastián de los Reyes	Not included in scope of consolidation	TV sales management	100%		(127)	3,516	(1,129)	2,260	3,516	0
Licencias e Imagen, S.A.	Fuerteventura 12, San Sebastián de los Reyes	Not included in scope of consolidation	Merchandising	100%		(407)	60	110	(237)	90	0
Digimedia, S.A.	Fuerteventura 12, San Sebastián de los Reyes	Not included in scope of consolidation	Sale of technology		100%	(49)	60	(17)	(6)	60	0
Arbatax Emisiones Audiovisuales, S.A.	Fuerteventura 12, San Sebastián de los Reyes	Not included in scope of consolidation	Audiovisual productions		100%	178	60	(67)	171	3,636	0

III - 18

III.6.2. Corporate transactions at Group companies since January 1, 2003

The following table outlines the main corporate transactions performed since January 1, 2003, and describes in further detail the transactions in the table as well as other transactions still underway.

ANTENA 3 TELEVISIÓN

Corporate Transaction	Since January 1, 2003
Acquisition of holding, or capital increase	Nova Televisió, S.A.

Sale of holding	Usandizaga Canal y Asociados, S.A. Sprayette

Dissolution/Liquidation

Gestión de Telecomunicaciones 20002, S.L.U.

Productora de Televisión de Aragón, S.A.U.

Traherpa, S.L.U.

Battres Comunicación Altenativa, Canarias, S.A.U.

Cinemagazine, S.A.U.

Producciones Below the Screen, S.L.U.

Antena 3 Iniciativas Comerciales, S.A.U.

Antena 3 Interactiva, S.A.U.

Arbatax Emisiones Audiovisuales, S.A.U.

Licencias e Imagen, S.A.U.

Megamundi, S.A.

Equalia Turf, S.A.

Digimedia Extremadura, S.A.

Antena 3 International, Inc.

UNIPREX

Corporate Transaction	January –September 2003
Acquisition of holding, or capital increase	Corporación Radiofónica Información y Deporte, S.L. Canal Media Radio, S.A.

Dissolution/Liquidation	Corporación Radiofónica Castilla-La Mancha Cadena Voz de Burgos, S.L. Corporación Radiofónica Regional de Murcia, S.A. Corporación Radiofónica de Castilla y León, S.A.

ANTENA 3 TELEVISIÓN

Corporate transactions since January 1, 2003

•	Nova Televisió, S.A.

III - 19

A deed was executed on May 13, 2003, recording a resolution to increase its capital stock by €420,714, by issuing and allotting 700 new registered shares, each with a par value of €601.02.

•	Gestión de Telecomunicaciones 2000, S.L., Sole-Shareholder Company

A deed was executed on December 19, 2002, recording a resolution to dissolve the company and transfer en bloc its assets and liabilities to ANTENA 3 TELEVISIÓN. The deed was registered at the Mercantile Registry on January 29, 2003.

•	Productora Televisión de Aragón, S.A., Sole-Shareholder Company

A deed was executed on December 17, 2002, recording a resolution to simultaneously dissolve and liquidate the company. The deed was registered at the Mercantile Registry on March 10, 2003.

•	Traherpa, S.L., Sole-Shareholder Company

A deed was executed on December 11, 2002, for the dissolution of the company and the transfer of en bloc its assets and liabilities to ANTENA 3 TELEVISIÓN. The deed was registered at the Mercantile Registry on February 21, 2003.

•	Equalia Turf, S.A.

A deed for the liquidation of the company was executed on May 10, 2002. The deed was registered at the Mercantile Registry on July 25, 2003.

•	Battres Comunicación Alternativa, Canarias, S.A., Sole-Shareholder Company

A deed was executed on January 23, 2003, for the simultaneous dissolution and liquidation of the company. The deed was registered at the Mercantile Registry on April 5, 2003.

•	Cinemagazine, S.A., Sole-Shareholder Company

A deed was executed on December 19, 2002, for the simultaneous dissolution and liquidation of the company. The deed was registered at the Mercantile Registry on January 30, 2003.

•	Producciones Below the Screen, S.L., Sole-Shareholder Company

A deed was executed on April 1, 2003, recording a resolution to simultaneously dissolve and liquidate the company. The deed was registered at the Mercantile Registry on April 22, 2003.

•	Antena 3 Iniciativas Comerciales, S.A., Sole-Shareholder Company

A deed was executed on December 17, 2002 for the dissolution of the company and the appointment of a liquidator. The deed was registered at the Mercantile Registry on January 30, 2003.

•	Antena 3 Interactiva, S.A., Sole-Shareholder Company

A deed was executed on December 17, 2002 for the dissolution of the company and the appointment of a liquidator. The deed was registered at the Mercantile Registry on January 30, 2003.

•	Arbatax Emisiones Audiovisuales, S.A., Sole-Shareholder Company

A deed was executed on December 17, 2002 for the dissolution of the company and the appointment of a liquidator. The deed was registered at the Mercantile Registry on January 30, 2003.

III - 20

•	Licencias e Imagen, S.A., Sole-Shareholder Company

A deed was executed on March 6, 2003 for the dissolution of the company and the appointment of a liquidator. The deed was registered at the Mercantile Registry on April 2, 2003.

•	Megamundi, S.A.

A deed was executed on October 4, 2002 for the dissolution of the company and the appointment of a liquidator. The deed was registered at the Mercantile Registry on January 17, 2003.

•	Digimedia Extremadura, S.A.

A deed was executed on July 15, 2003 for the dissolution of the company. The deed is pending registration at the Mercantile Registry.

•	Antena 3 Internacional, INC

The Company has started the procedures for the dissolution and liquidation of this US company.

Furthermore, in 2002 and 2003 ANTENA 3 TELEVISIÓN made short-term investments in the following companies:

•	Usandizaga Canal y Asociados, S.A.

Under a deed of sale dated April 25, 2003, ANTENA 3 TELEVISIÓN sold its holding (15%) in this company for €6,000, resulting in a capital loss of €535,000.

•	Sprayette

Under an agreement dated May 14, 2003, ANTENA 3 DIRECTO, S.A., Sole-Shareholder Company sold its entire holding in the Argentinean company for €875,505, resulting in a capital loss of €11,950,256.

Corporate transactions by investees

UNIPREX

Corporación Radiofónica Información y Deporte, S.L.

A public deed was executed on December 16, 2002 for a capital increase of €471,480 by way of debt capitalization, through the issuance of 47,148 shares, each with a par value of €10, and additional paid-in capital of €1,885,898.46. UNIPREX subscribed and paid in full the par value and additional paid-in capital relating to 23,574 shares by capitalizing all of its financial claims against the company.

Canal Media Radio, S.A.

A share purchase agreement was executed on September 19, 2002 whereby UNIPREX, S.A. acquired all the capital stock of Canal Media Radio, S.A. (formerly Canal Mundo Radio, S.A.) and Radio Media Galicia, S.L. The acquisition was subject to the authorization by the Central Government and the Autonomous Community Government as the case may be.

Canal Media Radio, S.A. wholly owns Canal Radio Valencia, S.A. and has entered into a number of commitments to wholly acquire Canal Radio Madrid, S.A., Canal Radio Baleares, S.A., Canal Radio Castilla-León, S.A. and Canal Radio Aragón, S.A. for a total amount of euros 12, 000.

III - 21

•	Corporación Radiofónica de Castilla- la Mancha, S.A.

On May 19, 2003, the Special Shareholders’ Meeting of the company resolved to dissolve the company, effective May 31, 2003. A public deed recording this resolution was executed on September 5, 2003 but has yet to be registered at the Mercantile Registry.

•	Corporación Radiofónica de Castilla-León, S.A.

Pursuant to an agreement between the shareholders of the company dated July 16, 2002, the shareholders agreed to adopt a resolution to dissolve and liquidate the company, effective August 31, 2002. Any such resolution has yet to be adopted by the Shareholders’ Meeting.

•	Cadena Voz de Burgos, S.L.

A public deed was executed on February 11, 2002 for the dissolution of the company and the appointment of a liquidator. The deed was registered at the Mercantile Registry on April 30, 2002.

•	Corporación Radiofónica Regional de Murcia, S.A.

On February 19, 2002, it was resolved to dissolve the company.

III - 22

CHAPTER IV

MAIN BUSINESS ACTIVITIES OF THE ISSUER

CONTENTS

IV.1.	GENERAL POSITIONING

	IV.1.1.	General description of the businesses in which the ANTENA 3 Group operates

	IV.1.2.	The advertising market in Spain

	IV.1.3.	Organizational structure

	IV.1.4.	Main financial aggregates for 2000, 2001 and 2002

	IV.1.5.	Terminology and information sources

IV.2.	ANTENA 3 TELEVISIÓN

	IV.2.1.	Background

	IV.2.2.	The television market in Spain. Competitors

	IV.2.3.	Commercial activities of ANTENA 3 TELEVISIÓN

	IV.2.4.	Programming and production of ANTENA 3 TELEVISIÓN

	IV.2.5.	Broadcasting and transmission system

	IV.2.6.	Description of the main items making up the cost of ANTENA 3 TELEVISIÓN products

	IV.2.7.	Main commercial, industrial and services centers

IV.3.	RADIO

	IV.3.1.	Introduction and background

	IV.3.2.	Organization of the radio business

	IV.3.3.	Market and competitors

	IV.3.4.	Commercial activities of UNIPREX

	IV.3.5.	Radio programming

	IV.3.6.	Transmission and broadcasting of radio signals

	IV.3.7.	Description of the main items making up the costs of UNIPREX products

	IV.3.8.	Main operating centers

IV.4.	OTHER BUSINESS ACTIVITIES

	IV.4.1.	Movierecord Cine, S.A.

	IV.4.2.	ANTENA 3 Directo Group

	IV.4.3.	ANTENA 3 Producciones

	IV.4.4.	Guadiana Producciones

	IV.4.5.	Ensueño Films, S.L.

	IV.4.6.	Other companies

IV.5.	CONDITIONING CIRCUMSTANCES

	IV.5.1.	Seasonality of the business

	IV.5.2.	Dependence on suppliers

	IV.5.3.	Dependence of the ANTENA 3 Group on intellectual property rights, patents and trademarks

	IV.5.4.	Litigation and arbitration

	IV.5.5.	Interruption of the business activities of the ANTENA 3 Group

	IV.5.6.	Special regulations

	IV.5.7.	Dependence on administrative concessions

	IV.5.8.	Subsidies

	IV.5.9.	Insurance policy

IV.6.	LABOR INFORMATION

	IV.6.1.	Average number of employees

	IV.6.2.	Collective bargaining

	IV.6.3.	Personnel incentives policy

	IV.6.4.	Training

IV.7.	INVESTMENT POLICY

CHAPTER IV

MAIN BUSINESS ACTIVITIES OF THE ISSUER

IV.1. GENERAL POSITIONING

IV.1.1. General description of the businesses in which the ANTENA 3 Group operates

Antena 3 de Televisión, S.A. (“ANTENA 3 TELEVISIÓN”) was incorporated on June 7, 1988, and its then sole corporate purpose was the indirect management of a public television service.

ANTENA 3 TELEVISIÓN submitted a bid in response to the public call for tenders made in accordance with Private Television Law 10/1988, and was awarded a concession for the indirect management of the public television service. This concession was awarded for a term of ten years pursuant to a resolution of the Spanish Council of Ministers on August 25, 1989.

ANTENA 3 TELEVISIÓN started broadcasting in December 1989, although it officially commenced operations in January 1990. It was the first private network to go on air.

On October 19, 1999, ANTENA 3 TELEVISIÓN applied for the renewal of the concession for a further ten years. The concession was renewed for this period of time pursuant to a resolution of the Spanish Council of Ministers on March 10, 2000, which was made public through a Resolution of the Secretariat-General of Communications dated March 10, 2000. The renewal of the concession gave rise, inter alia, to the obligation to commence digital broadcasting from April 3, 2002. In this connection, ANTENA 3 TELEVISIÓN made the necessary investments and started digital broadcasting by that date.

Apart from its television activities, since 1993 ANTENA 3 TELEVISIÓN has been implementing a diversification strategy, either directly or through companies in its Group (“the ANTENA 3 Group”), aimed at providing it with additional sources of growth. This diversification strategy was intensified in 1998 in view of the prospects offered by the pay TV and Internet businesses and the strength of the advertising market.

Thus, in addition to its television business in the strict sense, the business activities in which the ANTENA 3 Group engages may be grouped together as follows:

Radio

On September 10, 2002, the purchase and sale agreement whereby Publicidad 3, S.A., a subsidiary of ANTENA 3 TELEVISIÓN that owns several radio stations, acquired all the shares of UNIPREX, S.A. (“UNIPREX”) and Cadena Voz de Radiodifusión, S.A. (now ANTENA de Radiodifusión, S.A.), which operate under the “ONDA CERO” trade name, was executed in a public deed. As a result, the ANTENA 3 Group now holds various concessions to provide public radio broadcasting services. As in the case of television, the radio business unit makes most of its revenues by managing the advertising inserted in its broadcasts.

Advertising in cinemas

This business, which is carried on through the subsidiary Movierecord Cine, S.A., manages the advertising shown in cinemas before each film showing.

Telesales and telemarketing

Antena 3 Directo, S.A. (in Spain), Trading Team, S.L. (in Portugal) and Antena 3 Directo Chile, S.A. (in Chile) engage mainly in the sales of a large number of products via television.

Film production and advertising

Through Ensueño Films, S.L. and Guadiana Producciones, S.A. the ANTENA 3 Group produces and manages feature films and advertising spots.

Other investments

These investments include equity investments in other companies such as Canal Satélite Digital, S.L. (2.25%), Televisao Independiente de Portugal (0.001%) and Mediapark (0.94%).

As can be seen, the ANTENA 3 Group’s main business activities are very closely tied to the trend in advertising expenditure, from which the Group companies obtain the greatest proportion of their revenues.

IV.1.2. The advertising market in Spain

In 2002 total advertising expenditure in Spain amounted to approximately €11,708 million.

Following is a detail of the trend in advertising expenditure in Spain and of the percentages of total advertising expenditure represented by each medium:

(Amounts in Millions of Euros)	2002	%	2001	%	2000	%	1999	%	1998	%
Daily newspapers	1,531.2	28.3%	1,593.8	29.1%	1,692.1	29.2%	1,529.9	29.3%	1,327.1	30.2%
Sunday supplements	106.8	2.0%	111.3	2.0%	116.6	2.0%	108.6	2.1%	103.4	2.4%
Magazines	590.1	10.9%	619.9	11.3%	618.4	10.7%	566.8	10.9%	526.5	12.0%
Radio	484.9	9.0%	489.5	9.0%	501.8	8.7%	465.9	8.9%	411.2	9.4%
Cinema	45.3	0.8%	44.6	0.8%	55.2	1.0%	42.4	0.8%	35.4	0.8%
TV	2,184.6	40.4%	2,150.9	39.3%	2,323.6	40.1%	2,107.7	40.4%	1,789.4	40.8%
Billboards	408.7	7.6%	406.5	7.4%	426.4	7.4%	386.2	7.4%	198.0	4.5%
Internet	52.2	1.0%	51.6	0.9%	53.4	0.9%	15.0	0.3%	0.0	0.0%
Conventional media subtotal	5,403.8	100.0%	5,468.1	100.0%	5,787.5	100.0%	5,222.7	100.0%	4,391.0	100.0%
Subtotal as a % of total advert. expenditure		46.2%		46.8%		49.1%		48.7%		48.2%
Non-conventional media subtotal and subtotal as a % of total advert. expenditure	6,303.9	53.8%	6,211.6	53.2%	6,009.6	50.9%	5,492.6	51.3%	4,716.4	51.8%
Total advertising	11,707.7	100.0%	11,679.7	100.0%	11,797.1	100.0%	10,715.3	100.0%	9,107.5	100.0%

Source: Infoadex

Advertising expenditure grew steadily in the period from 1996 to 2000, recovering after the recession at the beginning of the nineties. This growth was due to various factors, such as the economic situation in Spain and Spain’s progressive Europeanization, the deregulation of certain industries (telecommunications), the development and spread of new technologies (the Internet) and the emergence of new types of television (cable, digital, local, etc.). This trend was broken in 2001, with a slight fall of 1% and a slight increase of 0.24% in 2002 to give total advertising expenditure of €11,708 million in that year.

It should be noted that the television sector grew constantly in the period from 1989 to 1990, a period in which certain regional (autonomous community) and private television channels commenced operations. However, in 2001 and 2002 television advertising expenditure dropped. Between 1999 and 2000 television grew as a receiver of advertising expenditure by 10.7% between 1999 and 2000, only to drop back by 7.43% between 2000 and 2001, going on to grow by 1.6% between 2001 and 2002. According to Sofres, Spain has one of the highest rates of television watching in the European Union and, accordingly, the use of television as an advertising medium is highly attractive (source: Infoadex).

Historically, the radio’s role as a means of entertainment and social communication has been more significant in Spain than in other European countries. This was due, among other factors, to the relatively late introduction of television and the slow deployment of its national coverage. Today, the role of the radio has changed significantly and currently tends to be listened to while people are engaged in other daily activities, whereas the television is the most widely consumed medium. Radio advertising expenditure grew by 7.7% between 1999 and 2000, fell by 2.45% between 2000 and 2001 and then fell slightly by 0.94% between 2001 and 2002 (source: Infoadex).

Advertising in cinemas has been consolidated and has increased in recent years, benefiting from the general rise in consumption of cinema and other leisure products in Spain. Advertising expenditure increased by 30.1% between 1999 and 2000, dropped by 19.3% between 2000 and 2001 and then rose by 1.66% between 2001 and 2002 (source: Infoadex).

IV.1.3. Organizational structure

As mentioned above, the ANTENA 3 Group is structured in various business units in which the Group companies are included on the basis of the business activities carried on by them.

The organizational structure of the ANTENA 3 Group’s various business units at the date on which this Prospectus was approved is as follows:

The full corporate structure of the ANTENA 3 Group’s investments, showing the percentage of ownership of the capital of each of the companies, is shown in Chapter III of this Prospectus.

IV.1.4. Main financial aggregates for 2002, 2001 and 2000

In this section the main consolidated financial data of the ANTENA 3 Group for the last three fiscal years are analyzed. The audited information relating to 2002 is shown in Exhibit I to this Prospectus. Chapter V contains an extract of the most significant aspects of the following information:

STATEMENTS OF OPERATIONS (thousands of euros)	2002	2001	2000
Net sales	636,688	584,366	667,282
Gross sales	697,890	644,928	720,023
Sales discounts	(61,202)	(60,562)	(52,741)
Increase in inventories	0	530	2,636
Other revenues	33,964	51,182	33,363
Net revenues	670,652	636,078	703,281
Program and other amortization	308,627	232,256	280,135
Personnel expenses	141,123	118,399	105,831
Rent and royalties	40,335	25,766	27,672
Other current operating expenses	130,291	146,272	90,866
Taxes other than income tax	1,263	3,088	662
Depreciation and amortization expense	28,131	20,967	16,792
Variation in operating allowances	6,050	3,541	1,058
Total operating expenses	655,820	550,289	523,016
Operating income	14,832	85,789	180,265
Financial income (loss)	(5,273)	149	(1,757)
Exchange differences	1,108	(2,723)	577
Amortization of goodwill	14,568	7,881	3,474

Income from (Loss on) ordinary activities	(3,901)	75,334	175,610

Extraordinary loss	(41,596)	(13,631)	(234)

Consolidated income (loss) before taxes	(45,497)	61,703	175,376
Corporate income tax	(15,590)	13,698	52,065
Consolidated income (loss) for the year	(29,907)	48,005	123,311
Income (Loss) attributed to minority interests	130	(48)	67
Income (Loss) for the year attributed to the Parent Company	(30,037)	48,053	123,244

BALANCE SHEETS (thousands of euros)	2002	2001	2000
Start-up expenses	21,678	1,431	1,092
Intangible assets	15,323	14,551	9,386
Tangible fixed assets	137,412	127,106	128,328
Long-term investments	21,448	12,418	6,593
Treasury stock	2,933	2,933	2,933
Prepaid taxes	7,183	5,498	7,440
Total fixed and other noncurrent assets	205,977	163,937	155,772
Consolidation goodwill	144,743	24,913	30,400
Deferred charges	1,847	12	10
Inventories	304,950	317,568	303,156
Accounts receivable	221,158	195,003	210,407
Short-term investments	28,220	27,689	18,176
Cash	7,471	23,805	13,206
Accrual accounts	3,535	3,827	7,504
Total current assets	565,334	567,892	552,449

TOTAL ASSETS	917,901	756,754	738,631

Capital stock	166,668	166,668	166,668
Reserves	291,178	342,506	294,951
Total shareholders’ equity	457,846	509,174	461,619

Minority interests	1,989	1,745	877
Deferred revenues	0	1	29
Provisions for contingencies and expenses	18	282	0

Long-term payables to credit institutions	128,721	3,062	67
Other long-term payables	4,863	7,105	3,933
Total long-term debt	133,584	10,167	4,000

Short-term payables to credit institutions	21,724	2,645	19,648
Trade accounts payable	168,106	151,436	182,725
Payable to Group and associated companies	45,769	12,066	15,536
Customer advances	2,090	2,664	809
Taxes payable	12,304	10,238	16,913
Other nontrade payables	10,285	15,278	4,800
Other provisions	63,469	39,559	28,830
Accrual accounts	717	1,499	2,845
Total current liabilities	324,464	235,385	272,106

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	917,901	756,754	738,631

The detail of net revenues by business unit is showed in the following tables:

	2002			2001			2000
	Revenues	% of Revenues	% Variation 2002/2001	Revenues	% of Revenues	% Variation 2001/2000	Revenues	% of Revenues
Television	534,081	79.64%	(2.93)%	550,210	86.50%	(10.67)%	615,962	87.58%
Radio	76,546	11.41%	—	—	—	—	—	—
Other activities	60,025	8.95%	(30.10)%	85,868	13.50%	(1.66)%	87,319	12.42%
Total consolidated revenues	670,652	100.00%	5.44%	636,078	100.00%	(9.56)%	703,281	100.00%

The radio business (UNIPREX and Antena de Radiodifusión) became part of the ANTENA 3 Group in 2002. In 2001 and 2000 the radio business was carried on exclusively by Publicidad 3, which did not generate any income, due that its six concessions were assigned to UNIPREX, being conditioned to the payment of the consideration of the stations results.

The detail of consolidated EBITDA for 2002, 2001 and 2000 is as follows:

	2002			2001			2000
	EBITDA	% of EBITDA	% Variation 2002/2001	EBITDA	% of EBITDA	% Variation 2001/2000	EBITDA	% of EBITDA
Antena 3 Televisión	52,874	123.07%	(51.17)%	108,288	101,44%	(44.70)%	191,236	97,05%
RADIO	(3,601)	(8.38)%	n.a.	(7)	(0,01)%	-40%	(5)	0
Other activities	(6,310)	(14.69)%	n.a.	(1526)	(1,43)%	(24.17)%	5,826	2,96%
Total consolidated EBITDA	42.963	100%	(59.56)%	106.755	100%	(45.83)%	197.057	100%

The detail, by line of business (Television, Radio AND Other Activities), of the variations in 2000, 2001 and 2002 in the ANTENA 3 Group’s various sources of revenues is as follows:

	2002	Income %	% Variation 2002/2001	2001	Income %	% Variation 2001/2000	2000	Income %
Net Advertising Sales	582.327	86.83%	9.97%	529.509	83,25%	(12,92)%	608.068
Television	507,249	75.64%	(2.59)%	520,736	81,87%	(10,53)%	582.027	86,46%
Radio	71,323	10.63%	100,00%	—	n.a.	n.a.	—	82,76%
Other activities	3,755	0.56%	(57.20)%	8,773	1,38%	(66,31)%	26.041	n.a.
Other sales	54.361	8.11%	(0.90)%	54,856	8,62%	(7,36%=	59,215	3,70%
Other activities	54,361	8.11%	(0.90)%	54,856	8,62%	(7,36)%	59.215	8,42%
Other revenues	33,964	5.06%	(34.32)%	51,713	8,13%	43,65%	35.999	8,42%
Television	26,832	4.00%	(8.96)%	29,474	4,63%	(13,15)%	33.936	5,12%
Radio	5,223	0.78%	100.00%	—	n.a.	n.a.	—	4,83%
Other activities	1,909	0.28%	(91.42)%	22,238	3,50%	977,94%	2.063	n.a.
Total sales	670.652	100.00%	5.44%	636,078	100,00%	-9,56%	703,281	0,29%

ANTENA 3 Group develops its activities in the advertisement industry. The source of income of the main business lines (television, radio and cinema) is the selling of advertisement space.

The selling of advertisement space represents 87% of ANTENA 3 Group total income. From this figure, Television is the major player with a contribution of 75,6%, followed by Radio which contributes with 10,6%. The remaining activities generate only 0,56% of the total income.

In addition to advertisement sales, ANTENA 3 Group income comes from the sales generated by another activities such as catalogue sales and Teletienda, both developed by Antena 3 Directo. These activities have generated 8,1% of the total income. Additionally, ANTENA 3 Group obtains other income through the television business line that represents 4% of the total income, such as audiotext, teletext, direct marketing, and the sales of own productions.

The above mentioned income, depend in great deal of the audience share of the media (specially television and radio) and the advertisement expenses that advertisers expect in connection to expenditure figures. Therefore, total income is very sensitive to changes in the Spanish economy, since it has a major influence in the advertisement business.

In this sense, Spanish Economy positive outlook, added to a remarkable evolution of the advertisement industry have meant that advertisement sales have been increasing constantly up to 2000. In 2001, the upward trend came to a halt due to the general economic crisis, that advertisement industry suffered especially, and as a result ANTENA 3 audience share got significantly reduced. This situation got slightly better in 2002, with the recovery of the advertisement industry, although ANTENA 3 market share remains in line with the audience levels.

IV.1.5. Terminology and information sources

a) Terminology

AUDIENCE: Number of individuals who view/listen to/read a given medium.

AUDIENCE (Television): Number of persons over four years of age who watch television at a given time.

AUDIENCE (Radio): Number of listeners on an average day specifying on a half-hourly basis, starting at 6 a.m. one day and ending at 6 a.m. the following day.

CUMULATIVE AUDIENCE (Radio): Number of individuals, expressed in absolute terms or as a percentage of all listeners, who state that they listen to a given station for at least half an hour.

AVERAGE AUDIENCE (Radio): Average number of individuals (expressed in absolute terms or as a percentage of all listeners) who have listened to a given station for a specific period of time. This is calculated by weighting each listener by his or her listening time.

ADVERTISING COVERAGE: Percentage of the target audience that has seen an advertisement at least once in a given period of time.

SPOTS (Radio): Advertisements that are broadcast during programs.

SHARE OF ADVERTISING EXPENDITURE: Percentage of advertising expenditure earmarked for a given medium.

ENG: (Electronic News Gathering). Portable equipment consisting of a camera, microphone and videotape recorder to cover news outside the studios.

TTS (Mobile Satellite Transportable Terrestrial Station): Mobile unit for the transmission of satellite signals.

GRP (Gross Rating Point): Parameter for measuring the effectiveness of advertising on the television used by the television companies, the media buyers and advertising agencies. It reflects the percentage of the audience who has seen a TV spot and a potential market determined beforehand by the parties, which is then compared subsequently with the information provided by Sofres, over a given period of time. GRPs are measured per minute, although spots usually last 20 seconds.

GRPs are also calculated by multiplying net coverage by the frequency of a spot.

ACKNOWLEDGMENTS: Acknowledgement-comments, usually made by the announcer or presenter.

PROMOTIONAL PROGRAMS: Sponsorship of one minute (usually) included as part of a program and with advertising content.

MINUTES OF LISTENING: Refers to a specific station and period of time and reflects average consumption per person on a minute basis. Consumption may be “per capita” (referring to the total population) or “per listener” (limited to the portion of the public who have stated that they sometimes listen).

MPEG: (Motion Picture Experts Group). System of compressing motion pictures, ISO Standard, founded in 1988 and working on defining the standards for compressing motion pictures.

MULTIPLEX: Transmission system whereby the signal is broadcast to various destinations simultaneously by the same physical channel.

PROFILE: Percentage distribution of the cumulative audience through various categories of one or more variables.

TARGET AUDIENCE: Group of people to whom the advertising message is addressed.

SHARE: Reflects the distribution of listening per station over a given period of time. For each station share is calculated as the percentage quotient between its average audience and the medium’s total average audience or, equally, between the “per capita” consumption of the station and the “per capita” consumption of the medium.

Television SPOT: 20-second advertisement.

b) Information sources

Infoadex: Infoadex, S.A. conducts independent surveys of expenditure in the advertising market as a whole, detailed by media and station, but not by advertising editors and recipients. On a daily basis Infoadex controls, files and analyzes all advertising insertions made in all the conventional media.

Sofres: Sofres Audiencia de Medios, S.A. (“Sofres A.M.”) gathers daily television audience information. The Sofres A.M. information constitutes the standardized information through which the industry and advertising customers assess the success of specific programs in specific audience segments and carries a statistical margin of error, according to Sofres A.M., of approximately 1%.

EGM: The Estudio General de Medios (General Media Survey), prepared by AIMC (Association for Media Research), an association in which all areas of the industry are represented (media, agencies, advertisers and media buyers), analyzes media audiences (press, radio, television, etc.) through interviews with Spaniards of over 14 years of age. The surveys are conducted three times a year and relate to periods known as “waves”: “Wave” 1, from January to March; “Wave” 2, from April to June; and “Wave” 3, from September to November. The information provided shows average daily audiences, the people using a given medium, their profile, distribution, etc.

ARCE: System for measuring advertising occupancy on the radio and the level of saturation at network level. ARCE also analyzes advertising insertions and campaigns by advertiser and makes it possible to include information on advertising expenditure in the press.

Noticias de la Comunicación: Monthly journal reporting on media developments.

IV.2. ANTENA 3 TELEVISIÓN

IV.2.1. Background

The ANTENA 3 Group carries on its business activities in the television industry through ANTENA 3 TELEVISIÓN, which holds the concession for the indirect management of a public television service. ANTENA 3 TELEVISIÓN started broadcasting in December 1989, although it officially commenced operations in January 1990 and was the first private network to go on air. Also, ANTENA 3 TELEVISIÓN applied for and was granted an extension to the content of the public television services to encompass a program within a digital multiple channel, enabling it to manage a digital program. ANTENA 3 TELEVISIÓN, together with the other two private television public service concession-holders, was granted the right to commence broadcasting from October 30, 1999. In April 2002 ANTENA 3 TELEVISIÓN started its terrestrial digital television broadcasts.

The detail of the net revenues and earnings, relating exclusively to the television business carried on by ANTENA 3 TELEVISIÓN, for 2002, 2001 and 2000 is as follows:

	2002	% Variation	2001	% Variation	2000
Net revenues	534,081	(2.93)%	550,210	(10.67)%	615,962
EBITDA	52,874	(51.17)%	108,288	(44.70%	191,236
Net revenues as a % of the ANTENA 3 Group’s revenues	79.64%	—	86.50%	—	87.58%
EBITDA as a % of the ANTENA 3 Group’s EBITDA	123.07%	—	101.44%	—	97.05%

The previous table show the fall by 10% of the net revenues, from years 2001 to 2000, and a further 2,93% from 2002 to 2001, due to market environment significative fall in ANTENA 3 TELEVISION audience share. Following the abovementioned income decrease, the EBITDA falls, noting adversely the effects of the Japan and Korea Football World cup.

IV.2.2. Television market in Spain. Competitors

The television industry in Spain is made up of the following players:

a) Two public, estate general-content programming, free to air television channels managed by Ente Público Radio Televisión Española (“Televisión Española”).

b) Two private general-content programming, free to air channels with Spain-wide coverage: ANTENA 3 TELEVISIÓN and Telecinco.

c) 12 regional (autonomous community) general-content programming, free to air channels.

d) One terrestrial analog pay television channel: Canal +.

e) One satellite digital pay television platform: Digital +.

f) A broad range of local free to air broadcasters.

g) Cable pay television operators.

The following table shows the trend in the audience of the various television channels in the period from 1990 through 2002:

	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
PUBLIC	50.1%	49.6%	49.3%	49.3%	50.9%	51.4%	51.3%	52.2%	52.6%	55.0%	62.0%
RTVE	32.4%	32.6%	32.4%	33.0%	34.4%	34.0%	35.9%	36.8%	37.4%	39.4%	45.5%
TVE	24.7%	24.8%	24.5%	24.9%	25.6%	25.1%	26.9%	27.6%	27.6%	29.8%	32.6%
La 2	7.7%	7.8%	7.9%	8.1%	8.8%	8.9%	9.0%	9.2%	9.8%	9.6%	12.9%
Regional	17.7%	17.0%	16.9%	16.3%	16.5%	17.4%	15.4%	15.4%	15.2%	15.6%	16.5%
PRIVATE	49.9%	50.4%	50.7%	50.7%	49.1%	48.6%	48.7%	47.8%	47.4%	45.0%	38.0%
Antena 3 TV	20.2%	20.4%	21.5%	22.8%	22.8%	22.7%	25.0%	26.0%	25.7%	21.1%	14.7%
Tele 5	20.2%	21.0%	22.3%	21.0%	20.4%	21.5%	20.2%	18.5%	19.0%	21.4%	20.8%
Canal +	2.0%	2.3%	2.1%	2.4%	2.4%	2.7%	2.2%	2.3%	1.9%	1.9%	1.7%
Other	7.5%	6.7%	4.8	4.5%	3.5%	1.7%	1.3%	1.0%	0.8%	0.6%	0.8
TOTAL	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

Source: Sofres A.M.

It should be noted in relation to the foregoing table that initially the private networks started broadcasting in certain geographic areas, but not throughout Spain and that they gradually increased their coverage to give them a penetration that is currently only slightly below that of TVE-1. The table shows that ANTENA 3 TELEVISIÓN’s audience share increased in the first few years of broadcasting until it peaked in 1995. From that year onwards, as a result of the entry into the television market of new operators, its audience share fell to 20.2% in 2002.

The foregoing table also shows, one the one hand, that the public television channels have seen their audience shares increase and, on the other, that the development of pay TV (which accounts for 9.5% of the total audience in 2002) has significantly eroded the viewing figures of the private free-to-air TV channels.

The following table shows the trend over the last ten years in the average time that each Spaniard dedicates to watching the television each day:

DAILY TELEVISION VIEWING TIME (MINUTES)

Year	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Minutes	210	208	210	213	210	209	214	211	210	204	194

Total for the whole of Spain in 2001 and 2002, mainland Spain and Balearic Islands for the other years. Source: Sofres, A.M.

It can be seen that as a result of the emergence of the private networks there was an increase in the time spent watching television, which peaked in 1996. In recent years, annual television consumption in Spain appears to have leveled out at around 210 minutes per day per individual. This makes Spain one of the countries in Western Europe and the world where television is most watched, since, according to local institutes (Sofres A.M. in Spain), in 2002 the greatest television consumer was the U.K., with 241 minutes per person per day, followed by the U.S. (238), Italy (230), Japan (222), Greece (219) and Spain (210). After Spain come Southern Belgium (209), Germany (201), France and Ireland (197), Denmark (169) and the Netherlands (168), with German-speaking Switzerland and Luxembourg taking the last two places with 131 and 112 minutes/day, respectively.

According to Infoadex, the annual television advertising expenditure share of each of the Spanish television networks in the period from 1997 to 2002 was as follows:

Share of advertising expenditure	2002	2001	2000	1999	1998	1997
ANTENA 3 TELEVISIÓN	25.5%	27.0%	27.9%	27.5%	26.9%	28.1%
Telecinco	27.3%	28.2%	28.1%	26.7%	26.2%	25.9%
TVE (*)	31.4%	28.3%	27.4%	28.6%	30.3%	29.7%
REGIONAL	14.5%	15.1%	15.2%	15.9%	15.5%	15.0%
CANAL +	1.3%	1.4%	1.3%	1.3%	1.1%	1.3%

Source: Infoadex.

(*)	It is not possible to provide a breakdown for TVE.

Between 2001 and 2002 ANTENA 3 TELEVISION reduces its investment share within the publicity market, mainly due to the fallen of the audience share and the aggressively direct competition of other television channels. A comparison of share of expenditure and audience share of ANTENA 3 TELEVISIÓN shows that the Company has a higher share of expenditure than audience share (efficiency ratio). This is due mainly, on the one hand, to the type of viewers, who are closer to what the advertisers are looking for, and, on the other, ANTENA 3 TELEVISIÓN’s commercial strategy of trying to maximize audience share in order to obtain the highest possible advertising revenues.

IV.2.3. Commercial activities of ANTENA 3 TELEVISIÓN

A) Market players

The players involved in the advertising market are as follows:

•	advertisers;

•	advertising agencies; and

•	media buyers.

The average profile of a Spanish advertiser is a multinational company using the television on a permanent daily basis and maintaining average expenditure throughout the year of around €33 million. In 2002 the 20 largest advertisers accounted for 32% of the Company’s advertising revenues.

As regards the advertising agencies and media buyers, the usual process is as follows: the advertisers reach an agreement with the advertising agencies on the creative aspects of the campaign and receive advice on the various possible advertising vehicles so that, subsequently, the media buyers/advertisers negotiate the purchase conditions with each medium individually, wielding their negotiating power on the basis of their purchase volumes. However, there are also numerous cases on the market of vertically-integrated media buyers offering their customers advisory and creativity services and also, to a lesser degree, of agencies that negotiate agreements with the media and then monitor the results.

Both the media buyers and the agencies accrue an agency fee to the medium, based on total contracted volumes plus a volume rebate depending on the purchase volume, which is established in the general contracting conditions for the year’s transactions.

Advertisers can also contract directly with ANTENA 3 TELEVISIÓN without involving agencies. ANTENA 3 TELEVISIÓN enters into a direct agreement with the advertiser, establishing the content in all cases, irrespective of whether or not the media buyers are billed when the purchase has gone through.

In 2002 90% of ANTENA 3 TELEVISIÓN’s advertising revenues arose from media buyers intermediating between the medium and advertising agencies/advertisers.

In addition to the revenues generated by the broadcasting of conventional advertising, ANTENA 3 TELEVISIÓN generates other revenues, which are detailed in section C) below.

B) Sale of advertising space

The Company’s main source of revenues is from broadcasting advertisement spots. There are two basic types of advertising sales: discount sales and audience-dependent sales. In the first case a discount is applied to the published rate so that the price of the spot is always the same, regardless of the audience attained. In the second case the price (cost) is negotiated on the basis of the audience achieved.

Substantially all the advertising sales are of the cost/audience type. To gauge the effectiveness of a television spot, Gross Rating Point (GRP) concept (see definitions section) is generally used.

The folloeing table shows the variations in the GRP cost in the last few years:

GRP cost	2003	2002	2001	2000
	762	723	759	846

The foregoing table shows that prices fell by 10.2% in 2001 and by 4.7% in 2002, in line with the negative performance of the advertising market in recent years and the drop in audience share of ANTENA 3 TELEVISIÓN. However, the improved situation of the advertising market in 2003 pushed prices up by 5.4%.

As a complement to above, the following table shows the GPR cost of every promotion that has been tested with adults (older that 16 years old), housewives and youngsters (13 to 24 age range). The evolution of the figures runs in parallel to the above table.

	2002	2001	2000
Adults	711	755	853
Housewives	565	592	669
Youngsters	863	877	968

The geographical detail of the advertising expenditure at ANTENA 3 TELEVISIÓN in 2002 is as follows:

•	National: 92%

•	Regional and local: 8%

Most discount sales relate to regional and local advertising.

ANTENA 3 TELEVISIÓN, through simultaneous breaks in national broadcasting at various times of the day, offers advertising in various local broadcasts, which enables smaller advertisers to advertise on the television and gives larger advertisers an opportunity to strengthen their campaigns on a regional basis.

Broadcasting in the Canary Islands is independent from national broadcasting and also has two local broadcasting breaks, namely those of Tenerife and Las Palmas.

In addition to conventional advertising (advertising spots), ANTENA 3 TELEVISIÓN offers other types of advertising formulas such as sponsorship, telepromotions, etc., which are grouped together under the heading of Special Advertising.

The following table shows the trend in conventional and special advertising revenues in 2002, 2001 and 2000:

	2002	%	2001	%	2000	%
Conventional advertising	511,609	100.86%	513,612	98.63%	584,108	100,36%
- National	470,034	92.66%%	477,666	91.73%	538,703	92.56%
- Regional and Local	41,575	8.20%	35,946	6.90%	45,405	7.80%
Special advertising	40,739	8.03%	55,134	10.59%	45,363	7.79%
Discounts and Rebate over sales	(45,099)	(8.89)%	(48,010)	(9,22)	(47,444)	(8.15)%
Total	507,249	100.00%	520,736	100.00%	582,027	100.00%

It can be seen that national advertising revenues have fallen in the last two years as a result of, on the one hand, the weakness of the advertising market in general and, on the other, the drop in the audience share of ANTENA 3 TELEVISIÓN in recent years.

Regional and local advertising have, in general terms, been less affected by the downturn in advertising. However, in 2001, in order to boost national advertising in the face of the crisis in the advertising market, there were fewer breaks in national broadcasts, giving rise to a decrease in local and regional advertising.

C) Other revenues

In addition to advertising, ANTENA 3 TELEVISIÓN generates other revenues, such as those from the sale of advertising on the Internet (through its websites), teletext, audiotext (through telephone lines with the 906 prefix), telephony (through SMS messages) and network product merchandising.

Revenues are also obtained from the sale of content produced by the network, to both Spanish and international customers, and from the provision of production services to third parties.

Lastly, revenues are also obtained from the marketing of thematic channels produced by ANTENA 3 TELEVISIÓN (Canal Internacional – broadcasted thought several operators in some American countries – and Canal Noticias 24 horas, broadcasted through digital platforms -).

In total, in 2002 all these revenues accounted for 4.63% of total gross sales.

The detail of the “Other Revenues” caption in 2002, 2001 and 2000 is as follows:

Thousands of euros	2002	2001	2000
Commercial revenues	8,027	14,718	14,704
Content and production services	10,130	7,463	7,377
Other revenues	8,675	7,293	11,855

TOTAL	26,832	29,474	33,936

D) Advertisers by industry

The table below shows a percentage breakdown, by industry, of television advertising expenditure at ANTENA 3 TELEVISIÓN in 2002, 2001 and 2000:

INDUSTRY	2002%	2001%	2000%
CULTURE, EDUCATION, MEDIA	11.40%	12.60%	12.50%
AUTOMOTIVE	10.50%	11.50%	11.30%
COMPUTERS, TELECOM AND INTERNET	7.80%	9.20%	13.70%
BEAUTY, HYGIENE AND HEALTH	11.80%	12.20%	13.10%
FOOD	16.20%	15.60%	15.00%
DISTRIBUTION AND CATERING	5.50%	5.20%	5.30%
DRINKS	8.60%	7.50%	5.70%
PUBLIC AND PRIVATE SERVICES	2.90%	2.80%	2.60%
FINANCE AND INSURANCE	5.30%	5.40%	4.60%
OTHER INDUSTRIES	20.00%	18.00%	16.20%
TOTAL	100.00%	100.00%	100.00%

Source: ANTENA 3 TELEVISÓN.

E) Broadcasting of advertising

The Company’s policy is to maintain a constant advertising occupancy rate throughout the year. However, due to the seasonality of the industry, in the summer months advertising occupancy drops sharply. Prices are adjusted on the basis of the aforementioned seasonality of demand in order to seek the highest possible occupancy within the current legal limits.

The following table shows the trend in the advertising occupancy of ANTENA 3 TELEVISIÓN and of certain of its competitors in the last three years:

SATURATION OF TELEVISION BY CHANNEL

CHANNEL	2002	2001	2000
TVE1	15.97	14.40	14.00
La 2	12.92	10.80	10.18
Telecinco	27.53	23.90	24.30
ANTENA 3 TELEVISIÓN	27.12	28.33	27.99

Source: INFOADEX

This advertising saturation is measured in terms of the time dedicated to broadcasting advertising as a percentage of the total broadcasting time of each network. In 2002 ANTENA 3 TELEVISIÓN reduced its advertising saturation by 4%, whereas that of the other networks increased by between 11% and 20%. ANTENA 3 TELEVISIÓN decided to reduce the saturation in order to improve the quality of its publicity space.

IV.2.4. Programming and production of ANTENA 3 TELEVISIÓN

(A) Breakdown of programming time:

The time assigned to each type of program in the last three years has been as follows:

TIME (%)	2002	2001	2000
Programs	30.68%	28.00%	29.50%
Fiction	3.71%	4.20%	5.76%
News	15.05%	12.20%	11.24%
Outside production	35.46%	45.40%	39.85%
Live broadcasts	1.01%	0.00%	0.05%
Other	14.09%	10.20%	13.60%
TOTAL	100%	100%	100%

In the last three years there has been an increase in entertainment programming (Program) and in news to the detriment of outside production. These programs (entertainment and news) identify the network more clearly while at the same time allowing better use of the available resources.

(B) Types of program

ANTENA 3 TELEVISIÓN offers a broad range of television products, which are habitually grouped into six large categories: Programs, Fiction, Outside Production, News, Live Broadcasts and Other.

B.1. Programs

This section includes entertainment productions, game shows, magazines, talk shows, galas and other special productions.

Depending on the extent to which ANTENA 3 TELEVISIÓN is involved in the production, Programs are classified in three categories: (i) In-house productions: using only ANTENA 3 TELEVISIÓN resources; (ii) Mixed production programs: a portion of the resources are provided by ANTENA 3 TELEVISIÓN and the remainder by the supplier, although all the expenses are borne by ANTENA 3 TELEVISIÓN; and (iii) Outside productions: produced entirely by independent producers with their own resources, as commissioned by ANTENA 3 TELEVISIÓN.

In recent years the program grid has changed, with a sharp increase in in-house productions (in-house and mixed) to the detriment of outside productions, as a means of strengthening the network’s programming identity while enhancing the use of the available human and technical resources. In 2002 in-house productions accounted for 30.68% of ANTENA 3 TELEVISIÓN programming.

B.2. Fiction

All products whose basic purpose is not to inform or re-create reality, but are essentially to invent a possible new world with a view to entertaining and/or involving viewers emotionally are classified within the fiction genre. However, the “fiction” concept defines, on television, only products of this genre produced by or for the television network and, therefore, it does not include other products with a fiction content produced outside, i.e. feature films, series and other outside productions, which are included in the Outside Productions category even it they relate to fiction. Generally, this fiction is made by a third party by order of ANTENA 3 TELEVISION, which normally is the legal producer of the program, and as such is the owner of all or most of the exploit rights. This ownership allows ANTENA 3 TELEVISION to broadcast the programs themselves or license this right to a third party.

In 2002 fiction programming accounted for 3.71% of ANTENA 3 TELEVISIÓN’s total broadcasting, habitually at prime viewing times.

B.3. News

As in the case of Programs and Fiction, news programs constitute one of the basic types of programming for a television network. ANTENA 3 TELEVISIÓN produces all its news programs, which in 2002 accounted for 15.05% of its broadcasting.

It should be noted in this connection that ANTENA 3 TELEVISIÓN has regional centers and correspondents in Andalucía, the Balearic Islands, the Canary Islands (Las Palmas and Tenerife), Cataluña, the Basque Country, Aragón, Castilla y León, Valencia, Galicia, Asturias and Navarra, as well as in the most important cities in the world.

In recent years a significant technological drive has been made whereby a single news desk can provide support for the various news products at the same time (integrated system).

B.4. Outside productions

The programs in this category are feature-films, TV movies, documentaries, mini-series, 30-minute series and 60-minute series, and the common denominator is the fact that they are produced by a third party without any participation by the television network in the production process. All television companies wishing to include films in their grid need a sufficient margin of time to embark on the negotiations for a given product in order to ensure any chance of making a successful buy because the lack of titles in stock makes the market price go up.

These productions are owned by the cinema or television production company or by the distributor to which the rights have been assigned. ANTENA 3 TELEVISIÓN acquires the television broadcasting rights for various screenings over a given period of time, in some case with the possibility of sub-licensing the product. These are finished products, which cannot be altered or modified.

It is not unusual for products to be bought at the production or even design phase. In these cases, between 24 and 36 months will pass from the signing of the contract until ANTENA 3 TELEVISIÓN, in view of its free-to-air and free status, is entitled to screen the product, a time known as commencement of the license period or availability date. Until that time, the product will have been shown at cinemas, released on video and screened through the various pay-TV systems (pay per view, pay basic, etc.), as dictated by the market. Usually, the signing date of the contracts coincides with the commencement of payment and with the day that broadcast rights begin.

In 2002 35.46% of ANTENA 3 TELEVISIÓN’s programming grid related to outside productions.

At the date of filing of this Prospectus, ANTENA 3 TELEVISIÓN had entered into commitments with various producers and distributors (Fox, Columbia, Universal, Paramount, Aurum, Manga Films, LaurenFilms, Saban, Lolafilms, etc.) guaranteeing outside production broadcasting through 2007. The productions and the number of screenings to which these commitments relate are as follows: feature films: 2,949; TV movies: 1,732; 30-minute series: 17,578; 60-minute series: 4,908; mini-series: 139; and documentaries: 131.

B.5. Live broadcasts

This section consists of live coverage or delayed broadcasting of sports events, concerts, and etc. the most significant of which have been soccer matches. In 2002 live broadcasts accounted for 1.01% of ANTENA 3 TELEVISIÓN’s broadcasting. The increase with respect to 2001 was due to the acquisition of the rights to broadcast the Soccer World Cup in Korea and Japan.

B.6. Other

This category groups together the other types of content that are not included in any of the others and relates, inter alia, to telesales programs, promotional programs, etc. In 2002 these productions accounted for 14.09% of total broadcasts.

IV.2.5. Broadcasting and transmission system

ANTENA 3 TELEVISIÓN has an agreement with Retevisión, I, S.A.U. for the distribution of its terrestrial analog and digital broadcasting signals.

The agreement with Retevisión I, S.A.U. for the analog television carrier support service will expire on April 3, 2005, whereas that for the terrestrial digital television (TDT) support service will expire on April 3, 2007. However, the agreements for each of the services will be impliedly renewed for one-year periods upon expiry, unless they are expressly terminated by the parties.

Under the aforementioned agreement, the analog service has a coverage of 93.91% of the Spanish population, calculated on the basis of the 1991 population census. The transmission of video and audio and the insertion of the teletext signal are also included.

On April 3, 2002, ANTENA 3 TELEVISION commenced digital broadcasting, as provided for in Royal Decree 2169/1998, dated October 9, approving the National TDT Technical Plan. The signal coverage for this service provided for in the agreement with Retevisión I, S.A.U. is 80% of the Spanish population and includes the encoding of a video signal in MPEG, eight monophonic audio signals, teletext and a data channel.

For the provision of the carrier support service for analogical and digital television, ANTENA 3 TELEVISIÓN has to pay Retevisión I, S.A.U. a fixed sum, revised annually. In 2002 the cost of carrying ANTENA 3 TELEVISIÓN’s signal, including the fee for the distribution of the digital channel and the cost of the separate signal in the Canary Islands was €19,027 thousand.

In the case of Canal Internacional, the signal is being transmitted by Telefónica Servicios Audiovisuales, S.A. using the Hispasat satellite and provides coverage in the Americas. The signal is captured by cable companies in the Americas and is currently received by 4.5 million households in 17 countries.

IV.2.6. Description of the main items making up the cost of ANTENA 3 TELEVISIÓN products

(A) Detailed description of expenses in the statements of operations

The following table shows the trend in the main items making up the costs of ANTENA 3 TELEVISIÓN in 2002, 2001 and 2000, the percentage of total costs represented by them and the percentage variations therein with respect to the preceding year.

(thousands of euros)	2002	% of Total Costs	2002-2001	2001	% of Total Costs	2001-2000	2000	% of Total Costs
Program amortization	269,447	53.83%	14%	237,335	51.74%	4%	228,953	52.21%
Personnel expenses	95,882	19.16%	4%	92,192	20.10%	6%	87,373	19.92%
Rent and royalties	25,207	5.04%	12%	22,519	4.91%	-10%	25,137	5.73%
Other current operating expenses	87,298	17.44%	2%	85,932	18.73%	4%	82,713	18.86%
Taxes other than income tax	907	0.18%	-58%	2,149	0.47%	290%	551	0.13%
Depreciation and amortization Expense	19,351	3.87%	15%	16,780	3.66%	21%	13,836	3.15%
Variation in operating allowances	2,466	0.49%	39%	1,775	0.39%	100%	0	0.0%
Total	500,558	100%	9%	458,682	100%	5%	438,563	100%

In the comparison of 2001 with 2000, the most significant variation in operating expenses was the decrease of 10% in “Rent and Royalties”, due to the renegotiation with Retevisión of the amount of the signal distribution fee. “Program Amortization”, “Personnel Expenses” and “Other Current Operating Expenses” increased by between 4% and 6%.

The variations in 2002 included most notably the 14% rise in “Program Amortization” as a result of the broadcasting of the Soccer World Cup and the increase of 12% in “Rent and Royalties” as a result of the commencement of terrestrial digital broadcasting in April 2002.

1.- Program and other amortization

ANTENA 3 TELEVISIÓN’s most significant expense item is program amortization, which accounted for nearly 54% of total operating expenses in 2002, a percentage that was slightly higher than that of the two previous years. This item includes the amortization of outside production broadcasting rights and external expenses relating to in-house productions broadcast during the year.

Evolutions of the sales expenditures

	2002	2001	2000	2002/01	2001/00
Broadcasting rights	112,169	99,024	91,894	13.3%	7.8%
Outside Broadcasting	123,246	122,919	139,625	0.3%	(12.0)%
Live broadcasting rights	34,205	391	751	8,648.1%	(47.9)%
Outside production services	105,013	105,533	117,767	(0.5)%	(10.4)%
Performances and artists collaborations	11,115	12,107	12,532	(8.2)%	(3.4)%
Other consumes	12,145	25,844	15,139	(53.0)%	70.7%
Stock incorporations	(128,446)	(128,463)	(148,755)	0.0%	(13.6)%

Sales expenditures	269,447	237,355	228,953	13.5%	3.7%

It should be noted in connection with the evolutions of the cost of sales the grown for the year 2002 regarding broadcasting rights and specially the right to broadcast the Soccer World Cup in Korea and Japan and friendly soccer matches.

2.- Personnel expenses

Personnel expenses account for approximately 19.2% of total expenses and include salary expenses, including bonuses, and training and other employee welfare expenses. Personnel expenses rose by 4% in 2002, by 5.5% in 2001 and by 11.2% in 2000.

The average permanent workforce has remained stable and the number of temporary employees increased by 25% in 2002.

	2002	2001	2000
Permanent	1,572	1,570	1,526
Temporary/For project work or services	323	257	330
Total	1,895	1,827	1,856

Except in certain very specific cases, contracts with the network’s announcers have either a very short term (one year or least) or cover a given number of programs. Usually the Company has the right to renewal the contracts. If the Company decides to terminate early these contracts, it must pay on a general basis, to the announcer the full amount of his/her salary for the period of time agreed on or the number of programs provided for in the contract. Currently there are not rescission clauses in the contracts regarding early termination that could result in a single amount of material importance for the Company. If ANTENA 3 TELEVISIÓN decides the simultaneous early termination of every single above-mentioned contracts and pay all the amounts stipulated in such contracts is would result in an amount equal to 4.40% of personal expenses accounting in 2002.

In certain cases the compensation received by the announcers or artists is stipulated in the contracts entered into with the producer for the production of these programs. In these cases, the contract term is generally set on the basis of a given number of programs. If the Company decides to early terminate the contract, it must pay an amount based on a minimum number of programs or on the total number of programs, as the case may be. Such amounts include the artist or announcers remunerations.

3.- Rent and royalties

Rent and royalties account for approximately 5% of total expenses. The main item under this caption is the communication network cost, particularly that relating to the distribution of the television signal, which in 2002 amounted to €19,027 thousand, accounting for 75% of this expense caption.

This caption also includes the cost of leasing premises, facilities and equipment, mainly for the production of programs when the equipment of ANTENA 3 TELEVISIÓN is not sufficient to cater for the related production level.

4.- Other current operating expenses

Other current operating expenses, which together account for around 18% of total operating expenses, relate to differing items.

(thousands of euros)	2002	%	2001	%	2000	%
Copyright	15,244	17.5%	11,567	13.5%	10,739	13.0%
Advertising and publicity	7,370	8.4%	10,626	12.4%	11,203	13.54%
Communication expenses	9,001	10.3%	10,645	12.4%	10,223	12.4%
Work performed by other companies	14,385	16.5%	13,831	16.1%	14,834	17.9%
Other expenses	41,298	47.3%	39,263	45.7%	35,714	43.2%
Total	87,298	100.0%	85,932	100.0%	82,713	100.0%

The copyright expenses reflect expenses paid to the entities managing these rights for the use of their works. In general, the compensation consists of a percentage of ANTENA 3 DE TELEVISIÓN’s advertising revenues.

The expenses related most notably to the agreement with Sociedad General de Autores y Editores (SGAE) for permission to use, on a non-exclusive basis, works managed by SGAE in exchange for a percentage of advertising revenues (to serve as a guide, the amount paid in this connection in 2002 was €13,045,336). The agreement with SGAE expires in 2015, but is renewable annually from then on.

Also significant, accounting for 10% of the total expenses, are the communications expenses, which relate to both conventional communications (fixed and wireless telephony) and the commissioning of occasional broadcasting services for sending and receiving audio and video signals as part of the process of designing news items and other programs.

The “Other Expenses” include:

	2002	2001	2000
Other expenses	41,298	39,263	35,714
Cost of sales	19,859	14,184	12,786
Contributors	3,741	3,771	2,893
Per diems and accommodation expenses	6,763	6,591	6,579
Repair and upkeep expenses	2,001	2,345	1,683
Independent professional services	2,815	5,154	4,379
Insurance premiums	389	574	362
Utilities	1,665	1,367	1,367
Transport expenses	8	27	23
News agencies	2,312	2,601	2,565
Other sundry expenses	1,745	2,649	3,077

IV.2.7. Main commercial, industrial and services centers

ANTENA 3 TELEVISIÓN’s tangible fixed assets consist mainly of broadcasting, administrative and production facilities, most of which are in Spain (Madrid, Barcelona, Seville, Valencia, Bilbao, Santiago de Compostela, Zaragoza, Las Palmas, Tenerife, etc). The Company’s registered office is in San Sebastián de los Reyes (Madrid).

The land owned by ANTENA 3 TELEVISIÓN in San Sebastián de los Reyes has a buildable area of 120,298.61 square meters, of which the present built area measures 55,057.62 square meters.

The television production facilities are in San Sebastián de los Reyes. ANTENA 3 TELEVISIÓN owns other assets that it uses to carry on its activities, such as training centers, facilities for technical activities and offices in Santiago de Compostela and Las Palmas. The Company is also leasing offices in Bilbao, Barcelona, Valencia, Zaragoza, Seville, La Coruña, Madrid and Tenerife.

IV.3. RADIO

IV.3.1. Introduction and background

The ANTENA 3 Group has a presence in the Spanish radio market through the investments it holds in Publicidad 3, S.A. (“PUBLICIDAD 3”), (which is wholly owned by ANTENA 3 TELEVISIÓN), in UNIPREX, S.A. and Antena de Radiodifusión, S.A., formerly Cadena Voz de Radiodifusión, S.A.

The ANTENA 3 Group’s broadcasting activities are coordinated through UNIPREX. As shown in the following section on the organizational structure, the relationship between UNIPREX and Antena de Radiodifusión and the organization of their radio stations in separate networks are achieved through the management of the two companies by UNIPREX. Therefore, merely for the purposes of giving a better understanding of this section, the joint references to the two companies will hereinafter be made in this section as “UNIPREX”. It should also be noted that based on the organizational structure of the radio line of business, the other companies making up this line of business are of scant importance, and the most significant figures are included under UNIPREX.

The following table shows the detail of the net revenues and earnings, relating exclusively to the radio business carried on by UNIPREX, for 2002 and of the percentage of the ANTENA 3 Group’s revenues that they account:

2002
Net revenues	76,546
EBITDA	(3,601)
Net revenues as a % of total revenues of the ANTENA 3 Group	11.41%
EBITDA as a % of the total EBITDA of the ANTENA 3 Group	(8.38)%

Income generated by UNIPREX has been incorporated for first time in the year 2002 representing a 11.41% over the total income of Group ANTENA 3. On the other hand EBITDA subtracts 3,601 thousand euros of Group ANTENA 3.

IV.3.2. Organization of the radio business

To clarify the current inter-relations between UNIPREX, S.A. and Antena de Radiodifusión, S.A. (and their respective subsidiaries) and to be able to place them in the Spanish radio market, a description is provided below of the present operating structure.

The radio stations broadcasting in a given network belong to different companies, of which there are different kinds, depending on the entity owning them:

•	Own radio stations: these are owned by UNIPREX, S.A., PUBLICIDAD 3 or Antena de Radifusión, S.A. and their subsidiaries.

•	Own radio stations associated with third-party stations: these stations, owned by UNIPREX, are assigned to a third party, for a financial consideration, to be operated in connection with radio products associated with UNIPREX (ONDA CERO Ramblas or Europa FM).

•	Third-party radio stations associated with and managed by UNIPREX: these radio stations are owned by a third party with whom UNIPREX has an agreement whereby it manages the stations in question in exchange for a financial consideration.

•	Radio stations of third affiliated parties: these radio stations are owned by third parties and are not managed by UNIPREX but they do broadcast its programming, in exchange for a financial consideration.

UNIPREX, S.A. (either directly or through its subsidiaries) owns 119 radio stations (local or provincial radio broadcasting centers) covering practically the whole of Spain.

Antena de Radiodifusión, S.A. owns 7 radio stations, while Publicidad 3 owns 6.

UNIPREX, S.A. has entered into association, participation or cooperation agreements with the radio stations of La Voz de Galicia Radio, S.A., PUBLICIDAD 3, Medipress, S.A., Unión Ibérica de Radio, S.A., Grupo Onda Rambla, S.A. and 45 other stations, including associated companies and subsidiaries, through which its programming is broadcast.

UNIPREX currently broadcasts its programming through 5 different products comprising a total of 231 stations, 119 of which are directly or indirectly owned by UNIPREX, while 112 belong to independent companies linked with the Company on a temporary basis through programming agreements. Of the radio stations, 6 broadcast on Medium Wave and the rest on FM.

IV.3.3. Market and competitors

A) Radio advertising market in Spain

According to Infoadex, radio advertising expenditure accounts for approximately 9% of the conventional advertising market in terms of estimated actual expenditure. Radio advertising expenditure experienced annual growth of 7.7% in 2000, but fell back by 2.5% in 2001 and 0.94% in 2002, respectively.

Following is a detail of the trend in total advertising expenditure in the radio industry in recent years:

Year	Millions of Euros
1999	465.9
2000	501.8
2001	489.5
2002	484.9

Source. Infoadex 2003.

The main source of revenues in the radio business is the sale of advertising slots broadcast during programming hours. Advertising expenditure in the radio business is regarded as a back-up or supplement for advertising in other media, and radio advertising often serves as a reminder of the advertising in other media.

The detail of the share of the three large Spanish radio networks (excluding RNE) of the annual radio advertising expenditure in 2001 and 2002 is as follows:

		Audience Share		Share of Expenditure		Effectiveness Ratio
UNIPREX	2001 2002 1st half of 2003	14.60 12.40 12.80	% % %	22.40 23.80	% %	1.53 1.92
SER Group	2001 2002 1st half of 2003	50.80 50.50 49.70	% % %	41.60 42.90	% %	0.82 0.85
COPE Group	2001 2002 1st half of 2003	13.40 12.40 11.80	% % %	20.70 20.40	% %	1.54 1.65

Source: EGM XXI. Infoadex Estimated actual expenditure.

The structure of UNIPREX broadcasting network in 2002, 2001 and 2000 has not suffered significant changes, so the data form the table are comparables.

The detail of the audience of UNIPREX in terms of the number of listeners and of its share of the total audience is as follows:

Year	2002	2001	2000
Total number of listeners	2,518	2,836	2,114
% of total	12.4%	14.6%	10.8%

UNIPREX’s share of advertising expenditure is higher than its audience share (effectiveness ratio) for the following reasons:

The effectiveness ratio is the ratio of the share of advertising expenditure to the audience share and measures each network’s capacity to generate advertising revenues.

UNIPREX’s effectiveness ratio improved in 2002 because the drop in audience share did not affect the volume of expenditure, i.e. despite the fact that in 2002 UNIPREX had a smaller audience share than in 2001, its net sales increased.

It should also be noted that radio advertising is less influenced by changes in economic cycles, due mainly to the fact that local and regional advertising tends to remain stable regardless of the prevailing economic cycle.

It is important to bear in mind that radio advertising is not subject to the advertising-per-hour or product-related restrictions that affect other media. Furthermore, since each radio station has different coverage, the advertising slots inserted in its programs are tailored both to the region and to the population covered by the station.

B) UNIPREX’s positioning in the radio market in Spain

The detail, by type of programming, of the audience levels in the last three years is shown in the table below. The total number of listeners does not coincide with the sum of the listeners by type of program because listeners tend to listen to more than one type of program:

Thousands of listeners	2nd “Wave” 03	2002	2001	2000
General-content programming	11,989	11,334	11,423	11,409
% of total listeners	55.3%	56.0%	58.7%	58.4%
Year-on-year variation (%)	5.8%	-0.8%	0.1%	-0.8%
Thematic programming	10,788	9,560	9,065	9,228
% of total listeners	47.9%	47.2%	46.5%	47.2%
Year-on-year variation (%)	12.8%	5.5%	-1.8%	0.7%
Total listeners	21,622	20,235	19,475	19,543
Year-on-year variation (%)	6.9%	3.9%	-0.3%	0.7%

Source: EGM, year-to-date (comprising the three “waves” conducted each year), except for 2003 (average of the first two “waves”).

Also, thematic radio in Spain is dominated by thematic music radio, which currently attracts over 9 million listeners daily.

In Spain there are about 2,965 controlled and non-controlled radio stations. The EGM groups them into around 59 networks, 20 of which have national coverage and the remainder are regional or local.

The current radio broadcasting map in Spain is split into two large groups: public radio and private radio. Public radio comprises the national, regional and municipal ratio stations. It should be noted that Radio Nacional de España does not broadcast any commercial advertising as this is expressly forbidden by the Radio and Television Charter.

UNIPREX’s main competitors are Cadena SER, Cadena de Ondas Populares Españolas (COPE) Radio Nacional de España, which compete both in conventional and thematic radio. However, it should be noted that since Radio Nacional de España does not broadcast any advertising in its programming is not regarded as a competitor for these purposes.

The following table shows the aggregate audience of each of the four main groups in the various radio program types. As regards UNIPREX’s competitors, it should be noted that RNE only competes in terms of audience, but not of advertising, since this group is almost entirely financed by public funds.

Group	Main Shareholder	Product	Type of Programming	Aggregate Audience in Thousands of Listeners
				Jan.-Jun.- 03	2002	2001	2000
Uniprex	Antena 3 TV	Onda Cero	Conventional	2,230	2,340	2,686	1,981
		Europa FM	Music	248	118	150	133
		Radio Marca	Sport	86	60
		Dance FM	Music	15
		Hit Radio	Music	187
Total listeners				2,766	2,518	2,836	2,114
% of total				12.8%	12.4%	14.6%	10.8%

Unión Radio Group	PRISA Group	Cadena SER	Conventional	5,092	4,424	4,286	4,295
	Godó Group	40 Principales	Music	2,867	2,841	2,725	2,906
		Cadena Dial	Music	1,717	1,644	1,559	1,652
		M-80	Music	503	721	852	881
		Radiolé	Music	415	440	462	487
		Máxima FM	Music	142	146
Total listeners				10,736	10,216	9,884	10,221
% of total				49.7%	50.5%	50.8%	52.3%

COPE Group	Spanish	Cadena Cope	Conventional	1,685	1,728	1,784	2,330
(Radio Popular)	Catholic	Cadena 100	Music	874	783	823	937
	Church
Total listeners				2,559	2,511	2,607	3,267
% of total				11.8%	12.4%	13.4%	16.7%

RNE Group (*)	RTVE (Public)	RNE 1	Conventional	1,834	1,925	1,938	2,153
		RNE 3	Music	228	316	276	329
		RNE 4 Cataluña	Music	7	9	16	14
		RNE 5 TN	News	806	733	806	786
		Radio Clásica	Music	145	113	158	117
Total listeners				3,020	3,096	3,194	3,399
% of total				14%	15.3%	16.4%	17.4%

TOTAL LISTENERS OF THE 4 GROUPS				19,081	18,341	18,521	19,001

TOTAL LISTENERS				21,622	20,235	19,475	19,543

(*)	2nd “wave” data for 2003 of the EGM not available. Only 1st “wave· data for 2003 included, due to RNE leave the EGM.

Source: EGM.

It can be seen in the foregoing table that in the conventional radio format, in 2002 UNIPREX had an audience of 2,340,000 listeners and an audience share of conventional or general-content radio of 22.46%, making it the second radio network in Spain. Its main competitors are Cadena SER, RNE 1 and COPE. The 2003 data relating to RNE relate to the first “wave” of 2003, since this Group had left AIMC.

IV.3.4. Commercial activities of UNIPREX

(A) Market players

The players in the radio market are the same as those involved in the television market, namely advertisers, advertising agencies and media buyers.

(B) Sale of advertising space

The radio business in Spain consists of the broadcasting of radio programs through radio stations spread over the entire country. The revenues from the radio business are basically earned from the marketing of advertising spaces or spots, promotional programs and acknowledgements, which are broadcast during programs.

A distinction should be drawn between national advertising and local/regional advertising.

The next table shows the detail of UNIPREX’s advertising revenues in 2002:

(thousands of euros)	2002	%
National Advertising	35,968	46.99%
Network advertising	34,933	45.64%
Realizations	1,035	1.35%
Local Advertising	35,236	46.03%
Local advertising	29,195	38.14%
Distributed advertising	6,041	7.89%
Regional Advertising	2,015	2.63%
Sales’ discounts and Rebate	(1,896)	(2.48)%
Total net sales	71,323	93.18%
Other Operating Income	5,223	6.82%

Total Income	76,546	100.00%

Network advertising and distributed advertising are marketed through UNIPREX’s Commercial Department.

UNIPREX’s commercial policy and advertising revenue generation process are implemented through a structure that covers the whole of Spain, with parallel management for conventional and thematic radio. It should be noted that UNIPREX’s sales force covers all its own and associated radio stations, and in the latter case the sales policy is managed under the responsibility and at the decision of UNIPREX. The marketing of advertising at local level by all the radio stations making up UNIPREX, with the exception of Madrid, which is conducted in the same way as national marketing, is performed by the Company’s own network, currently staffed by 119 own salespersons and 176 commercial agents. Advertising sales are made by radio broadcasting product.

The advertising rates applied are basically set on the basis of the level at which the program broadcasting the advertisement is broadcast (national, regional or local network), of the time of the broadcast and the audience. Discounts may be applied to the established rates at the time of sale. These discounts are arranged with customers at national level or on an individual basis and are related to the volume of the related expenditure and the type of customer involved.

Advertising revenues depend basically on two variables:

A) The number of advertising spots sold.

B) The price of the advertising spots.

Depending on the consumption and seasonal factors of demand, the advertising rates are set on the basis of audience, programs, time segments and days of the week. The main types of advertising sold are spots (usually lasting 30 seconds, although there are other durations), one-minute promotional programs and acknowledgements.

The following table shows the evolutions of the price of the advertising spots of the products that UNIPREX commercialized during 2002, 2001 and 2000.

PRICE OF THE ADVERTISING SPOTS

(Euros per second)

CONVENTIONAL

NETWORK	2002	2001	2000
Protagonistas	139.75	135.68	129.22
Herrera en la onda (Sep-2001/Dec-2002)	86.77
A toda radio (until Agu-2001)		63.11	60.10
La Brújula	65.00	63.11	60.10
La Brújula del deporte			60.10
Supergarcía (Sep-2000 / Agu-2002)	149.81	145.44
Radioestadio	149.81	138.83	27.05
Hoy es Domingo	55.25	53.64	51.09

LOCAL	2002	2001	2000
MADRID
General	7.96	7.73	7.36
Protagonistas	11.94	11.59	11.05
Herrera en la onda	10.63
Supergarcía	16.40	15.93
SEVILLA
General	2.58	2.50	2.38
Protagonistas	3.86	3.75	3.57
Herrera en la onda	3.44
Supergarcía	5.74	5.58
VALENCIA
General	2.85	2.77	2.64
Protagonistas	4.28	4.15	3.96
Herrera en la onda	3.81
Supergarcía	4.95	4.81
BILBAO
General	2.50	2.43	2.31
Protagonistas	3.75	3.64	3.47
Herrera en la onda	3.34
Supergarcía	4.95	4.81
CASTELLÓN
General	0.91	0.88	0.84
Protagonistas	1.37	1.33	1.26
Herrera en la onda	1.21
Supergarcía	1.46	1.42
ZARAGOZA
General	2.24	2.15	2.04
Protagonistas	3.35	3.22	3.07
Herrera en la onda	2.79
Supergarcía	3.35	4.62
MÁLAGA
General	1.28	1.24	1.18
Protagonistas	1.91	1.86	1.77
Herrera en la onda	1.70
Supergarcía	2.49	2.42

EUROPA FM

NETWORK	2002	2001	2000
From 07:00 to 10:00	33.45	31.85	15.03
From 10:00 to 24:00	29.82	28.40	27.05
From 24:00 to 07:00	9.94	9.47	9.02

LOCAL	2002	2001	2000
MADRID
General	3.94	3.76	3.97
From 07:00 to 10:00	4.42	4.21
VALENCIA
General	0.95	0.90	0.99
From 07:00 to 10:00	1.04	0.99
CASTELLÓN
General	0.63	0.60	0.66
From 07:00 to 10:00	0.69	0.66
ZARAGOZA
General	1.16	1.11	1.05
From 07:00 to 10:00	1.22
MÁLAGA
General	0.73	0.70	0.66
From 07:00 to 10:00	0.77

UNIPREX has other operating revenues that relate mainly to the rebilling of expenses to subsidiaries, fees for the assignment of frequencies to associated companies, commissions for marketing the products of associated companies and other revenues not directly related to advertising sales, such as the marketing of advertising on the radio station Kiss FM owned by the Radio Blanca Group that in 2002 amounted to 5,223 thousand Euros.

The following table shows an estimation of the advertising occupation in the different radio network:

	TOTAL (Network+Local)			TOTAL MIN. YEAR 525,600	TOTAL MIN. YEAR 525,600
MINUTES	2002	2001	2000	2002	2001
TOTAL RADIO	335,778	323,615	224,516	63.88%	61.57%
SER	50,227	48,549	43,347	9.56%	9.34%
COPE	61,680	59,278	53,022	11.74%	11.28%
ONDA CERO	67,168	58,952	40,084	12.78%	11.22%

TOTAL GENERAL-CONTENT RADIO	179,075	166,779	136,452	34.07%	31.73%

DIAL	32,347	35,128	20,181	6.15%	6.68%
C100	59,353	54,802	29,179	11.29%	10.43%
M80	28,093	29,788	17,095	5.34%	5.67%
C40	36,909	37,117	21,608	7.02%	7.96%

TOTAL THEMATIC RADIO	156,703	156,836	88,063	29.81%	29.84

Source: ARCE from Monday to Sunday (except for self-advertising and micro-programs.)

(C) Advertisers by industry

The following table shows the percentage breakdown of total radio advertising expenditure in 2002:

Code	Industry	% 2002
1	Culture, education and the media	3.73%
2	Automotive	9.97%
3	Office equipment, commerce and telecom.	9.07%
4	Beauty, hygiene and health	4.89%
5	Food	2.59%
6	Distribution and catering	15.51%
7	Drinks	2.78%
8	Public and private services	18.58%
9	Finance and insurance	8.41%
10	Other	24.47%

	Total	100%

IV.3.5. Radio programming

The vast majority of the programs broadcast by UNIPREX is produced by the Company’s personnel in studios located in the radio stations, with the participation of outside contributors in some programs. The type of listener (and, therefore, the type of advertising generating the revenues) is different for each type of radio format. This differentiation by format is used by the other radio networks operating in Spain. The programming of the Spanish radio networks is produced in-house.

UNIPREX has 231 radio stations grouped together in networks. The networks can be identified by their different brand names.

UNIPREX currently broadcasts its programs through five different products:

i.	ONDA CERO Radio: this network broadcasts conventional programming (news, magazines, sports programs, etc.) targeted at the general public, adults of over 25 years of age and the middle and upper classes, based on large programming time blocks, at national and local level, with well-known professionals.

ii.	Europa FM: broadcasts music aimed at persons of between 20 and 44 years of age. It is based on the concept of “the best European music” and combines current and avant-garde European hits with other music from the past. It provides a mixture of music and news.

iii.	Radio Marca: thematic channel with a sports content, 24 hours’ live sports coverage, with a reputation for reporting excellence and the prestige of “Marca”. Everything about soccer and sports, from the viewpoint of information, leisure and entertainment, targeted mainly at middle- to upper class males of between 20 and 44 years of age.

iv.	Dance FM: stations broadcasting music aimed at young listeners of between 16 and 30 years of age.

v.	Hit Radio: stations broadcasting of music in Cataluña. Musical thematic radio based on the pop music most played in Spain over the last four decades. Spanish and international music that has reached the first three positions in the pop charts. Aimed at middle-class listeners of between 20 and 44 years of age.

In addition, through two owned radio stations located on the Costa del Sol, UNIPREX broadcasts OCR Internacional with conventional programming targeted at foreign residents on the Costa del Sol and the Costa Blanca. It offers a mixture of programming in English and German. It also has an interest in Onda Cero Ramblas, which combines the principal programs of the Onda Cero network with its own conventional programming.

Also, as provided for in the cooperation agreement dated January 1999 entered into UNIPREX and the Radio Blanca group, UNIPREX provides marketing services to stations in the Radio Blanca Group through which it operates the musical formula KISS FM.

The conventional radio format, broadcast by approximately 70% of the radio stations (through the Onda Cero Radio, OCR Internacional, Onda Rambla, Hit Radio and, to a lesser extent, Radio Voz and Radio España networks) is characterized by being largely spoken, with programming including items such as news, opinion and entertainment, current affairs magazines and sport, with particular attention being given in all the programs to listener participation.

Also, the formula radio format relates to radio stations or networks whose programming is given over to a given theme (music –and within this category, one or several specific types (dance, jazz, classical music, techno music, etc) news, sport, bullfighting, health, etc.). In the case of UNIPREX, the formula radio format is broadcast basically through the Europa FM, Radio Marca, Dance FM and Hit Radio networks and focuses mainly on music. The programming of the two music channels (differentiated because they target public of different ages) includes specialized updates on topics of current interest during different time blocks.

According to the EGM for 2003, the average profile of ONDA CERO listeners is as follows: typically middle/upper or middle/middle class (these two categories account for 66.1% of the network’s total audience, compared to the industry average of 64.1%). The bulk of the audience (57.2%) is between 25 and 54 years of age, while the men/women percentage is close to 50% (44.8%/55.2%).

IV.3.6. Transmission and broadcasting of radio signals

The sounds a listener hears from his/her radio set are brought to it by a radio signal, called a carrier, on MW or FM, which makes it possible to receive stereo signals with a wider bandwidth (higher fidelity), although coverage is more restricted than on MW.

Generally speaking, the local station produces the program that is sent to the broadcasting center. To do so, it uses the following sources:

National leading production (national or network program)

Regional production (regional program)

The station’s in-house production (local program)

National program: produced in the network’s main studios and normally received, in digital form, via satellite through a satellite dish and the associated receiver equipment.

Regional program: produced in the studios of the head regional radio station on the basis of contributions from the region’s various stations and received through a contribution and distribution network.

Local program: produced in the radio station’s studios with the equipment installed therein. It may include outside broadcasts through specific microphone lines (soccer stadiums, for example) telephone lines, ISDN lines (using the necessary encoders/decoders) and mobile units.

Through the appropriate programming of each satellite receiver each local radio station can opt for the program it wishes to receive.

Should the satellite broadcasting system be interrupted, programs can be broadcast through the permanent terrestrial network (contribution and interconnection network) or through ISDN lines.

When the local radio station is to intervene in the programs broadcast from the head regional or national stations, the permanent terrestrial network or ISDN lines are used.

There are three different ways of broadcasting programs:

1.- National network broadcasting. All the stations simultaneously broadcast the same program, which is produced by the channel leader.

2.- Regional network broadcasting. All the stations of the same autonomous community simultaneously broadcast the same programming, which is produced by the autonomous community’s main station (head regional radio station).

3.- Local broadcasting. Each station produces and broadcasts its own programming within its own coverage area.

UNIPREX’s entire radio station network is linked via satellite. The networks produce programs through digital production systems and the radio stations broadcast their programming mainly on FM with stereo sound, but also through MW stations, with mono sound, and all the stations are equipped with leading-edge broadcasting technologies.

In broadcasting its different products, each with a different coverage, UNIPREX covers practically the whole of Spain through its technical network made up of its Program Production Centers (where the audio signal is produced) and broadcasting centers (which transmit the signal). At present, UNIPREX has 136 Production Centers (95 owned and 45 leased) and 172 broadcasting centers, (119 owned and 53 leased), and its central studios are in Madrid.

Depending on the standard of their equipment, the Program Production Centers are divided into three categories: those at national level (mainly Madrid, Barcelona and Seville), where national programs are produced, those at regional or autonomous community level, where programs at these levels are produced, and those at provincial or local level. The difference lies in the type of program produced in the studio, since the more important the station, the better its equipment and the greater number of studios it has.

IV.3.7. Description of the main items making up the costs of UNIPREX products

The detail of the main operating costs of UNIPREX is as follows:

(thousands of euros)	2002	%
Personnel expenses	28,627	36.0%
Services provided by radio professionals	21,389	26.9%
Rent and royalties	13,320	16.8%
Advertising and publicity	4,281	5.4%
Repair and upkeep expenses	1,833	2.3%
Communication expenses	5,255	6.6%
Other expenses	4,792	6.0%
Total	79,497	100.0%

The average number of employees at UNIPREX was 918 in 2002, and the average cost per employee was €31.2 thousand in 2002.

•	Services provided by radio and other professionals. This caption includes the cost of contracts with major presenters, the cost of contributors to the various programs and the costs of other independent professionals. Currently there are not rescission clauses for the afore-mentioned contracts which total amount (in the case that it have to be paid) it could results of material importance for the Company. Currently early termination rescission clauses in these contracts if UNIPREX decides the early termination and if the resulting amount has to be simultaneous paid, if appropriate, would result in an amount equal to 20% of personal and professional services expenses accounting in 2002.

•	Rent and royalties include the rent paid for the radio stations where buildings housing them are not owned by UNIPREX and the fees paid to associated broadcasters for the assignment of their frequencies and their management by UNIPREX.

•	Communication expenses include satellite communication expenses, telephone costs (wireline and wireless) and permanent microphone and data lines.

•	Other expenses. These include, amounts other, royalties paid to SGAE/AGEDI, travel expenses, insurance premiums, fees and commissions paid to associated companies.

In this regard, under the agreements with SGAE and AGEDI, the latter grant non-exclusive authorization for UNIPREX to use the works managed by SGAE/AGEDI.

The main variations in the last three years have been as follows:

1)	Increase in personnel expenses due to the increase in the headcount to cater for the operation and marketing of the new radio stations managed.

2)	The cost of services of radio professionals increased in 2001 due to the hiring of a new team of professionals in the second half of 2000 to handle the evening programming and the sports programs. In the second half of 2002 the sports programming was modified again in order to cut the related costs.

3)	Rent and royalties have increased due to the new radio stations now managed by UNIPREX.

IV.3.8. Main operating centers

UNIPREX’s headquarters are in Madrid, at calle José Ortega y Gasset, 22-24, where the related premises are leased by UNIPREX. Also, UNIPREX has a presence in substantially all Spain’s provincial capitals, where the Company’s own radio stations, through which its channels’ programming is broadcast, are located. UNIPREX also owns 119 broadcasting centers.

IV.4. OTHER BUSINESS ACTIVITIES

ANTENA 3 TELEVISIÓN’s business in the audiovisual industry is supplemented by other media business activities, through which it has increased its presence in the audiovisual value chain so as to provide advertisers with alternative vehicles for exhibiting their products (cinemas, the Internet, satellite, cable, etc.). These other business activities provide ANTENA 3 TELEVISIÓN with additional operating platforms for showing and marketing its products.

The variations in the net revenues from these business activities in 2000, 2001 and 2002 were as follows:

	2002	% Variation	2001	% Variation	2000
Net revenues	60,025	(30.10)%	85,867	(1.66)%	87,319
EBITDA	(6,310)	—	(1,526)	—	5,826
Net revenues as a % of the ANTENA 3 Group’s revenues	8,95%	—	13,50%	—	12,42%
EBITDA as a % of the ANTENA 3 Group’s EBITDA	(14,69)%	—	(1,43)%	—	2,03%

OTHER BUSINESS ACTIVITIES

(thousands of euros)	NET SALES IN 2000-2001-2002
COMPANY	2002		2001		2000
	Amount	%	Amount	%	Amount	%
Movierecord	30,599	50.98%	28,240	32.89%	36,147	41.40%
Antena 3 Directo Group	16,625	27.70%	20,166	23.48%	28,189	32.28%
Antena 3 Producciones	3,997	6.66%	4,277	4.98%	3,432	3.93%
Ensueño Films	1,801	3.00%	0	0.00%	0	0.00%
Guadiana Producciones	3,052	5.08%	4,336	5.05%	3,359	3.85%
Other companies	3,951	6.58%	28,849	33.60%	16,192	18.54%

TOTAL	60,025	100.00%	85,868	100.00%	87,319	100.00%

Since 1993 ANTENA 3 TELEVISIÓN has been implementing a diversification strategy aimed at providing it with additional sources of growth. This strategy was intensified in 1998 in view of the prospects offered by the pay TV and Internet businesses, as well as the buoyancy of the advertising market.

The other main businesses are as follows:

i)	Movierecord: advertising in cinemas;

ii)	ANTENA 3 Directo: direct marketing, mainly through free-to-air TV;

iii)	ANTENA 3 Producciones: production and management of thematic channels in Peru;

iv)	Guadiana: production of advertising spots;

v)	Ensueño; co-production of feature films.

In 2002 around 12% of ANTENA 3 TELEVISIÓN’s total billings arose from these other business activities.

The business activities of the various ANTENA 3 Group companies are summarized below:

IV.4.1. Movierecord Cine S.A.

The following table shows the detail of the main net sales-related aggregates of Movierecord Cine, S.A. in 2002, 2001 and 2000:

Thousands of euros

MOVIERECORD	2002	2001	2000
NET SALES	30,599	28,420	36,147
EBITDA	(4,087)	(2,219)	6,221

ANTENA 3 TELEVISIÓN owns all the shares of Movierecord Cine, S.A. (“Movierecord”). With this holding ANTENA 3 TELEVISIÓN entered the cinema advertising market, where the various cinema advertising operators billed €45.36 million in 2002, as compared to the €44.56 million billed in 2001. As regards the number of insertions, 799,971 advertisements were shown in this market in 2002, an increase of 22.62%. with respect to 2001 (source: Infoadex).

Movierecord operates as an exclusive advertising agent, i.e. as an intermediary between the cinemas and the advertisers. Exclusive agents are granted exclusive contracts with the cinema owners, permitting a given number of minutes of advertising in each film screening. In Spain there are three major exclusive operators: Movierecord, RMB España Multimedia, S.A. (a joint venture in the Screen Vision Holdings Group set up by the U.K. company Carlton Communications PLC and the French company Thomson Multimedia, S.A.) and Discine, Gestión de Cine Publicitario, S.L.

The contracts entered into by Movierecord with the cinemas include an annual fixed consideration, which, in general, has to be paid regardless of whether the related advertising screening contracts are ultimately signed. This consideration is the main expense of Movierecord, since it accounted for approximately 66% of its expenses in 2002.

The following table shows the proportion between screens, seats and cinemas of the three main exclusive operators in Spain in the first half of 2003:

Exclusive Operators	Screens		Seats		Cinemas
	Number	%	Number	%	Number	%
MOVIERECORD	1,651	46.69%	426,164	50.43%	380	50.20%
DISCINE	653	18.47%	150,505	17.81%	183	24.17%
RMB	1,232	34.84%	268,391	31.76%	164	21.66%
No advertising					30	3.96%

TOTAL	3,536	100%	845,061	100%	757	100%

Source: AIMC.

Advertising in cinemas differs in various aspects from advertising in other media: no advertising saturation or channel-hopping and, in particular, an impact rate (advertising recall) that is 7.1 times higher than that of television advertising (source: Nielsen Media).

In 2002 the number of cinema-goers fell by 2.14%, while box office takings rose by 3.4% to €627.35 million in 2002 (source: 2003 Annual Report of SGAE on dramatic, musical and audiovisual arts).

Movierecord, which has been operating in this industry for over 25 years, managed advertising on 1,628 screens in 2002, as compared with the advertising on 1,202 and 609 screens managed by RMB and Discine, respectively (source: AIMC, Cinema Census. March 2003). Movierecord is therefore the exclusive operator with the highest number of screens managed.

The main advertisers during 2002 by economic areas has been as follows (amount in millions of euros);

Industry	2.002	2.001	2.000
	%	%	%
Culture, education and the media	9.25%	8.82%	9.97%
Automotive	10.23%	8.08%	9.89%
Office equipment, commerce and telecom.	18.29%	12.60%	25.13%
Beauty, hygiene and health	6.73%	4.87%	4.55%
Food	10.43%	11.38%	6.36%
Distribution and catering	3.33%	4.59%	5.13%
Drinks	8.15%	18.55%	9.28%
Public and private services	10.88%	11.15%	4.88%
Finance and insurance	1.82%	2.92%	3.33%
Other	20.90%	17.02%	21.47%

Total	100%	100%	100%

Source: Movierecord Cine, S.A.

Regarding commercial policy, most of the sales are made to Spanish advertisers through the Company’s own commercial network and campaigns with an average duration of two weeks are contracted for. Also, there is a local advertising market with a lower volume of business that is handled by free agents.

IV.4.2. ANTENA 3 Directo Group

The following tables shaws the detail of the main net sales-related aggregates of the Antena 3 Directo Group in 2002, 2001 and 2000:

(Thousands of euros)
A3 DIRECTO GROUP	2002	2001	2000
NET SALES	16,625	20,166	28,189
EBITDA	(2,472)	(2,243)	203

The Antena 3 Directo Group comprises four companies: ANTENA 3 Directo, S.A. (in Spain), Trading Team Ltda. (in Portugal) and A3D Chile S.A., in which A3D Chile Holdings, S.A. has an ownership interest (in Chile).

All these companies engage mainly in the direct sale of products by television, backed by other direct marketing, mail order, outbound and Internet businesses, which broaden the possibilities of distributing telesales products.

The strategy of these companies consists of launching new products on the market on an exclusive basis though spots and infomercials.

The companies comprising the Antena 3 Directo Group are involved in the full commercial cycle, from the purchase of the product through its distribution and the collection of the related amount from the end customer at his/her home.

The sales channels are as follows:

CHANNEL	DESCRIPTION	RECEIPT OF ORDERS	DISTRIBUTION
Telesales	Marketing of products through ANTENA 3 TELEVISION’S spots and infomercials	Orders are received through call centers, which is sized on the basis of the anticipated volume of calls	The packing and delivery service (distribution) is outsourced to logistic operators
Mail order	Marketing of products by sending catalogs to customers
Outbound	Marketing of products through telephone calls to customers
Internet	On-line shopping

This business activity has been adversely affected by the drop in the number of available space for the broadcasting of telesales and infomercial spots, as a result of the need to maximize the use of the available time with conventional advertising in a weak advertising scenario.

IV.4.3. ANTENA 3 Producciones, S.A.

The detail of the main net sales-related aggregates of Antena 3 Producciones, S.A. in 2002, 2001 and 2000 is as follows:

Thousands of euros

ANTENA 3 PRODUCCIONES	2002	2001	2000
NET SALES	3,997	4,402	3,432
EBITDA	916	1,128	1,213

ANTENA 3 Producciones, S.A. was incorporated in July 1998 through the acquisition of Telefónica Producciones by ANTENA 3 Perú, S.A. (ANTENA 3 TELEVISIÓN had been operating in Peru since 1995 when ANTENA 3 Perú, S.A. was incorporated to manage the Peruvian television channel Global TV, which has not been managed since 1999.

In 2002 Antena 3 Producciones carried on four lines of business:

•	Production of three thematic channels for the cable operator Cablemágico owned by Telefónica del Perú: Canal Antena Informativa (news), Canal de Deportes (sport) and Canal Cultural (culture).

•	Sale of advertising of Canal Antena Informativa and Canal Cultural.

•	Production of advertising, becoming, in less than two years, the second largest advertising producer in Peru. The revenues obtained in this connection account for 31% of the total. As of December 31, 2002, it had a market share of 24%.

•	Production services; coverage of conferences, institutional videos, multimedia presentations.

IV.4.4. Guadiana Producciones, S.A.

The following table shows the detail of the main net sales-related aggregates of Guadiana Producciones, S.A. in 2002, 2001 and 2000:

Thousands of euros

GUADIANA	2002	2001	2000
NET SALES	3,052	4,336	3,359
EBITDA	79	243	124

Guadiana Producciones is the ANTENA 3 Group’s advertising films producer. It produces between 25 and 30 spots a year for a broad range of advertisers.

The company operates by offering advertisers the possibility of filming spots under the guidance of directors of national or international renown, who it represents on an exclusive basis, and contracting the technical equipment and resources required to made these productions.

This flexible business structure, with only seven employees, means that the company can tailor its size to demand at any given moment.

IV.4.5. Ensueño Films, S.L

The detail of the main net sales-related aggregates of Ensueño Films, S.L. in 2002, 2001 and 2000 is as follows:

Thousands of euros

ENSUEÑO	2002	2001
NET SALES	1,801	—
EBITDA	759	—

Ensueño Films, S.L. (“Ensueño”) is ANTENA 3 TELEVISION’S cinema films producer, operating on a co-production (normally 50%/50%) basis.

The projects selected are analyzed by Ensueño from the following viewpoints: profitability, technical feasibility and co-production alternatives. Once the suitable projects have been chosen, the company starts negotiating with other producers.

Ensueño’s investments comply with the 5% of net revenues established by the current wording of the Television without Frontiers Law that ANTENA 3 TELEVISIÓN must earmark for the advance financing of European feature films, short films and made-for-television films. 60% of this percentage must be used for productions in any of the official languages in Spain.

IV.4.6. Other companies

In addition to the aforementioned activities, there are other ANTENA 3 Group companies that are either currently inactive or whose effect on the results of the ANTENA 3 Group is virtually nonmaterial. These companies include most notably:

•	Compunet: Internet advertising and content

•	Nova Televisió: Territorial center in the Balearic Islands

•	Antena 3 Castilla y León: Territorial center in Castilla y León

•	Megatrix: Inactive

•	Antena 3 Temática, S.A.: This company produces the thematic channels Campero and Punto de Venta. Following the merger of the digital platform, the resulting platform was not interested in broadcasting these thematic channels and, accordingly, this company is currently inactive.

•	Antena 3 Editorial, S.A.: This company manages the publishing rights of ANTENA 3 TELEVISIÓN.

IV.5. CONDITIONING CIRCUMSTANCES

IV.5.1. Seasonality of the business

a) Television

One feature that differentiates the television from other media is its seasonality, which has been less marked in recent years but is still clearly noticeable. In some cases this is for historical reasons, such as the fact that the first quarter of the year, despite the high television audiences, has traditionally been a period of low advertising demand, while in other cases it is due to market reasons, such as lower private consumption in Spain over the summer months (third quarter).

This seasonality applies to both expenditure and the time taken up by advertising.

SEASONALITY OF TELEVISION IN 2002 (percentage of total)

Month	January-March	April-June	July-September	October-December
Expenditure	24.07%	27.52%	20.73%	27.67%

Source: Infoadex.

As can be seen, April-June and October-December are the periods when there is most television advertising expenditure.

The situation of ANTENA 3 TELEVISIÓN is in line with that of the market it receives most of its advertising revenues in the aforementioned periods.

b) Radio

Advertising revenues in the radio market reveal seasonal sensitivity that differs slightly from that of other media. Specifically, the May-June and November-December periods are when the highest billing levels are reached, although the differences with respect to the rest of the year are fairly minimal. Also, radio audiences drop notably at the weekend. It should be noted that this is also the case for the other Spanish networks.

RADIO	January-March	April-June	July-September	October-December
Expenditure	26.15%	26.72%	21.78%	25.35%

c) Cinema

One characteristic of Movierecord market is its seasonality accumulated on the last quarter of the year. The following table shows the rate of advertising expenditure on a quarterly base:

	January-March	April-June	July-September	October-December
Expenditure	14.30%	18.69%	21.59%	45.42%

Advertising expenditure on cinemas is conditioned by the atypical seasonality of this market, where summer is significant due to the increase of the cinema consume in this period, and the last quarter of the year where the most important movies are released as well as the Christmas campaign.

IV.5.2. Dependence on suppliers

As regards concentration, there are no providers who individually account for more then 25% of the Group’s purchases and expenses.

The public television service provided by ANTENA 3 TELEVISIÓN requires the use of a carrier support service for both the analog and digital television signals it broadcasts throughout Spain. Because at the date of this Prospectus the only entity with the infrastructure required to provide this carrier support service throughout Spain was RETEVISIÓN I, S.A.U., the term and conditions of the contract with RETEVISIÓN I, S.A.U. are of major importance to ANTENA 3 TELEVISIÓN.

IV.5.3. Dependence of the ANTENA 3 Group on intellectual property rights, patents and trademarks

ANTENA 3 TELEVISIÓN’s assets include its intellectual property rights for its ordinary activities and it also has copyright protection in all material respects and in all the relevant markets. Of particular importance are the ANTENA 3 TELEVISIÓN brand name and the network’s logo, together with variations thereon. Also, Movierecord has registered the MOVIERECORD brand name, the related logo and variations thereon. UNIPREX also has sufficient copyright protection to be able to carry on its business activities and, in particular, it has registered the ONDA CERO brand name, the related logo and variations thereon. It should also be noted that the “Protagonistas” brand name is owned by Luis del Olmo, and UNIPREX only has right to use this name during the term of the contracts between UNIPREX and Luis del Olmo.

IV.5.4. Litigation and arbitration

ANTENA 3 TELEVISIÓN and its Group companies are involved in various lawsuits that have arisen as a result of the business activities carried on by the Group. Although the outcome of each of these proceedings cannot be determined, the ANTENA 3 Group considers that both individually and as a whole, they will not have a material adverse effect on consolidated earnings or on the net worth equilibrium and solvency of ANTENA 3 TELEVISIÓN, except in relation to the proceedings and arbitration described below. Also, it should be noted that as of June 30, 2003, ANTENA 3 TELEVISIÓN had recorded a provision of €30,878,477.20 for litigation, arbitration and contingencies.

ANTENA 3 TELEVISIÓN

1)	The following proceedings have been instituted against ANTENA 3 TELEVISIÓN by entities managing intellectual property rights:

•	Large-claims complaint filed by the collection societies AIE (Artistas, Intérpretes o Ejecutantes Sociedad de Gestión de España) and AISGE (Artistas Intérpretes Sociedad de Gestión) and conducted at Alcobendas (Madrid) Court of First Instance number 5 under case number 280/98, seeking payment of the remuneration stipulated in Article 108.3 of the Intellectual Property Law. No decision has yet been handed down in the cassation appeal filed by ANTENA 3 TELEVISIÓN at the Supreme Court against the judgment rendered in the October 2000 appeal, which substantially upheld AIE/AISGE’s claims against ANTENA 3 TELEVISIÓN. The provisional execution of that judgment, the quantum of which has not yet been determined, is being conducted at the same time at Alcobendas Court of First Instance number 5.

•	Complaint in an ordinary lawsuit filed by the collection society AGEDI (Asociación de Gestión de Derechos Intelectuales) at Alcobendas (Madrid) Court of First Instance number 7 under case number 82/2003, seeking payment of the remuneration stipulated in Article 116 of the Intellectual Property Law. In the complaint, AGEDI applied for injunctive relief in the form of ANTENA 3 TELEVISIÓN ceasing and desisting from the broadcast of phonograms or, in the alternative, the payment into court of the amounts corresponding to AGEDI’s general charges. While the Court of First Instance granted the application for injunctive relief in the form of the payment into court of said amounts, ANTENA 3 TELEVISIÓN unilaterally chose to cease broadcasting phonograms on its network. At present, judgment is pending in this proceeding and the quantum has yet to be determined.

2)	Large-claims complaint filed by the LIGA NACIONAL DE FÚTBOL PROFESIONAL (“LNFP”) (the Spanish national professional soccer league) against ANTENA 3 TELEVISIÓN, AUDIOVISUAL SPORT, S.L. (“AVS”) and GESTORA DE MEDIOS AUDIOVISUALES, S.A. (“GMA”), conducted at Madrid Court of First Instance number 20 under case number 331/2000, seeking the soccer broadcast rights for the 1996/1997 and 1997/1998 seasons. The amount claimed is €38,464,774.68 (half of which is for the 1996/1997 season and the other for the 1997/1998 season) plus the related interest. Any sums that ANTENA 3 TELEVISIÓN evidences as having paid to the relevant soccer clubs and /or sports corporations (sociedades anóminas deportivas) have to be subtracted from that amount. The Company produced documentary evidence in the proceeding that it had paid €30,291,010.06 for the matches that were actually broadcast by ANTENA 3 TELEVISIÓN. It was also argued in the proceeding that GMA and AVS had been subrogated to ANTENA 3 TELEVISIÓN and were liable for the latter’s payment obligations, and that the LNFP did not have standing to sue since the financial rights to broadcast live the matches were held by the sports entities organizing the soccer games rather than the LNFP. The soccer clubs and sports corporations in the proceeding stated that they had received the sums due to them for the exploitation of their audiovisual rights for the 1996/1997 and 1997/1998 seasons. No judgment has yet been handed down on this proceeding.

3)	Large-claims complaint filed by Compañía Europea De Ideas Para el Éxito, S.A. (“CEDIPE”) against ANTENA 3 TELEVISIÓN, and conducted at Madrid Court of First Instance number 60, under case number 684/2000, for breach of contract in connection with the production of a television program. The plaintiff sought damages of €19,184,306.37, plus taxes, for termination of agreement without just cause. The main issue at stake in this proceeding is whether or not an agreement exists between the parties and, thus, whether the indemnity clause is applicable. At First Instance, judgment was given partly upholding the complaint on the ground that a contractual relationship had existed between the parties, but partly dismissing the plaintiff’s claim for damages, which was limited to such costs as CEDIPE could evidence that it had incurred in preparing the program under contract and also to such income CEDIPE could reasonably evidence that it had foregone by not producing the program. The Court did not assess any net amount in its judgment, and postponed the quantification of damages until the judgment execution phase. The judgment was appealed against by the two parties, although the plaintiff did not request its provisional execution. In a judgment notified on October 2, 2003, the Madrid Provincial Appellate Court wholly dismissed the complaint filed by CEDIPE and ordered the latter to pay all the costs of the case at First Instance and those incurred on appeal. CEDIPE has announced that it will be filing a cassation appeal against that judgment.

4)	Complaint in an ordinary lawsuit filed by Compañía Europea De Ideas Para el Éxito, S.L. (CEDIPE), and conducted at Madrid Court of First Instance number 11, under case number 277/2003, in relation to termination of agreement without just cause. The plaintiff is seeking damages of an amount of €2,283,845.99. The lawsuit is currently pending the preliminary hearing phase. The Company expects the complaint to be dismissed by reason of there having been objective grounds for contractual termination, with full and final settlement with the consent of the plaintiff.

5)	Complaints filed by AZ Construcciones, S.A. and by Elena García del Vado, minority shareholders of ANTENA 3 TELEVISIÓN, conducted at Alcobendas (Madrid) Court of First Instance number 6, under case number (172/2002) against ANTENA 3 TELEVISIÓN, contesting the resolutions adopted by the Special Shareholders’ Meeting of ANTENA 3 TELEVISIÓN held on March 5, 2002, particularly the resolution ratifying the acquisition of 100% of the capital stock of UNIPREX and Cadena Voz de Radiodifusión. In an order of April 26, 2002 the Court directed the joiner of the two complaints. ANTENA 3 TELEVISIÓN does not expect these proceedings to have any effect on the validity of the purchase made by PUBLICIDAD 3.

UNIPREX

1)	Complaint in an ordinary lawsuit filed by MARGUS COMUNICACIÓN, S.L., and conducted at Madrid Court of First Instance number 43, under case number 1060/2002, seeking an unliquidated amount from UNIPREX due to the termination of an agreement for services. The plaintiff seeks a declaration of its rights as a Sports Manager since, when the former Manager left the station, it argues that it took on the former Manager’s duties. Leave to proceed with the complaint filed by MARGUS COMUNICACIÓN, S.L. was given on December 15, 2002. The proceeding is in the evidential phase.

2)	Complaint in an ordinary lawsuit (number 512/2003) filed on May 23,2003 by MEDIPRESS, S.A. against UNIPREX, and conducted at Madrid Court of First Instance number 64 seeking damages for breach of the agreement signed between the parties for the broadcast of radio programming (Europa FM). MEDIPRESS, S.A. seeks damages of €13,611,014.66 for breach of contract (nonperformance of the promotional investment obligation provided for in the agreement for 2002 and for the first four months of 2003, as well as nonperformance of the obligation to pay annually in advance for 2003). The plaintiff is also seeking an order that UNIPREX pay MEDIPRESS, S.A. and MEDIPRESS VALENCIA, S.A. €590,450 and €63,140, plus the related taxes as a payment on account of the settlement of 2003 advertising revenues. In response, UNIPREX has filed an answer and counterclaim. On October 9, it was notified of an order made in the ancillary proceeding for injunctive relief. The terms of the order were that, subject to MEDIPRESS, S.A. posting a surety bond of €60,000, UNIPREX make the payments on account, pursuant to the agreement in force between the parties, as they accrued in the course of the proceeding before June 30 of each year and immediately in the case of the payment for 2003 in the amount sought by the other side, unless UNIPREX disagreed, in which case an auditor would be appointed by the court to set the amount. Although UNIPREX is contractually bound to pay the advance, as it has admitted in the prayer for relief in the counterclaim, it disputes the amount and, accordingly, will request that an auditor be appointed, and appeal against the order.

3)	Arbitration initiated by UNIPREX on May 24,2003 against the RADIO BLANCA Group over the interpretation of certain clauses in a cooperation agreement dated July 27, 2001, entered into by the parties to market the programming of the RADIO BLANCA Group (Kiss FM) and various other obligations and technical services. The dispute concerns: (i) what is to be used as the indicator in proportion to which certain payment obligations of UNIPREX to the RADIO BLANCA Group are to be determined: whereas the agreement defines this indicator as the “average audience” of Cadena Radio Blanca per the EGM, the RADIO BLANCA Group adopts a different interpretation which tends to make the indicator in question comparable to the concept of “cumulative audience,” which would increase UNIPREX’s payment obligations if this interpretation prevailed; (ii) the concept of “spots”; (iii) the adequacy and economic feasibility of the format prepared by the RADIO BLANCA Group is in comparison with the practice in the music radio broadcasting market in Spain; and (iv) the position of the RADIO BLANCA Group as regards fulfillment of UNIPREX’s obligation to provide certain RADIO BLANCA stations with equipment and infrastructure, rendering the performance of the agreement in this connection impossible.

On May 21, 2003, the RADIO BLANCA Group also initiated an arbitration against UNIPREX, for breach of the agreement dated July 27,2003 contract and seeking recognition of the right to terminate the agreement and receive the amounts established by way of penalty in the agreement, plus the related damages. The Radio Blanca Group quantifies the penalty at €258 million and the damages at €328 million, approximately, plus the related interest at the statutory rate. It also seeks the difference resulting from the application of the “cumulative audience” indicator and the application of the “average audience” indicator, which is used in the agreement by UNIPREX, an amount which was approximately €5 million in the first half of 2003.

By agreement between the parties, the two arbitrations have been joined and are being heard simultaneously.

The view of UNIPREX’s legal advisers acting as counsel in the arbitration, and of reputable law firms pursuant to the legal opinions delivered by them in this connection is that the arbitration proceeding instituted by the Radio Blanca Group will not give rise to substantial costs or disbursements for the Company other than the expenses of the arbitration proceeding itself. Accordingly, the directors have not considered it necessary to record any allowance on the liabilities side of the balance sheet as of June 30, 2003.

However, since as of today’s date there has not yet been any arbitral ruling (envisaged for March 15, 2004), the auditors of UNIPREX have considered that it is not possible to objectively assess the impact that the final outcome of these arbitrations may have on the interim financial statements as of June 30, 2003, and, accordingly, have included the relevant uncertainty in the audit opinion on those financial statements.

4)	Appeal for judicial review number 504/2000 filed by UNIPREX, and conducted at the Andalucía High Court, Panel 3, against two decisions by the Andalucía Autonomous Community Government on November 8, 1999 and February 9, 2000, fining UNIPREX Ptas. 5,000,000 (approximately €30,050) for its failure to comply with the essential conditions of the Huéscar (Granada) broadcasting license on the 98.1 Mhz frequency. In an order of October 20, 2000 the High Court decided not to stay execution of the disputed decisions. UNIPREX filed an appeal against the High Court order on November 22, 2001. The proceeding is in the evidence-taking phase.

5)	Appeal for judicial review number 509/2000 filed by UNIPREX, and conducted at the Andalucía High Court, Panel 1, against a decision by the Andalucía Autonomous Community Government on February 18, 2000, fining UNIPREX Ptas. 3,000,000 (approximately €18,030) on for its unauthorized relocation of the studios of the broadcaster in the town of Montilla (Córboba), on the 92.7 Mhz frequency. The High Court stayed the execution of the disputed decision. UNIPREX posted a bond of Ptas. 3,600,000 (€21,636). The proceeding is awaiting judgment.

In addition, given the nature of their business, ANTENA 3 TELEVISIÓN and UNIPREX are parties to various proceedings relating to the rights of honor, personal and family privacy and self-image, although none of these proceedings is of any particular financial relevance, either as regards the sums claimed or the damages currently being awarded by the courts for proceedings of this type in Spain. Furthermore, the possibility of ANTENA 3 TELEVISIÓN and UNIPREX being able to file third-party complaints against the presenters and producers of certain programs, depending on the contracts signed with them, should also be taken into account.

Lastly, ANTENA 3 TELEVISIÓN is involved in an administrative proceeding and two judicial review proceedings relating to the legislation on advertising and content, which are typical of the industry and involving regulatory issues that in many cases are subject to disparate interpretations and/or are difficult to comply with in practice. None of these proceedings has a material financial impact, or, in the Company’s opinion, could have other adverse implications.

IV.5.5. Interruption of the business activities of the ANTENA 3 Group

Neither ANTENA 3 not its Group companies have experienced any interruption to their business activities that has had a material effect on their financial position.

IV.5.6. Special regulations

The special regulatory framework applicable to the activities carried on by the ANTENA 3 Group is summarized in section III. 2.2. of this Prospectus.

IV.5.7. Dependence on administrative concessions

The activities carried on by the ANTENA 3 Group in the television and radio lines of business are subject to the special legal regimes described in section 2.2. of Chapter III. As stated in that section, the failure to comply with certain requirements may be penalized with the loss of the concessions or authorizations held by the radio concession-holder companies. The renewal of the licenses or authorizations and the award of new licenses or authorizations have to be approved by the relevant administrative authorities.

As regards the renewal of the public sound radio broadcasting service concessions held by UNIPREX to date, so far renewals have been applied for to the relevant authority in accordance with the applicable legislation when the concessions were about to expire. In some cases the concessions were expressly renewed, while in others they were renewed on the basis of the authorities’ failure to reply after the relevant administrative appeal to a higher administrative body had been filed, as envisaged in Article 43 of the Public Authorities and Common Administrative Procedure Law.

In addition, UNIPREX is, or has been, involved in specific lawsuits relating to possible infringements of basic rights and conditions arising from some of its concessions, although none of these proceedings should have any relevant impact, in general, on the renewal of its radio broadcasting concessions.

IV.5.8. Subsidies

The ANTENA 3 Group companies do not receive any significant subsidies for carrying on their core business activities. In carrying on its feature film production business, mainly through its subsidiary Ensueño Films, S.L., it receives subsidies for the production of European feature films.

IV.5.9. Insurance policy

ANTENA 3 TELEVISIÓN attempts to cover most of the identifiable risks to which its business is exposed by taking out the appropriate insurance policies. The main types of insurance policy arranged by the ANTENA 3 Group companies are: all risks physical damage policies (covering damage, and losses and loss of profit); comprehensive policies for its vehicles and executives’ vehicles, general and integral third-party liability policies, policies for loss of profit due to acts of terrorism; health insurance for the executives of ANTENA 3 TELEVISIÓN; life insurance (covering death and disability) for executives and employees, travel assistance with or without dispute; assistance for trucks.

The total amount paid in 2002 for ANTENA 3 TELEVISIÓN’s insurance premiums was €598,000.

Like ANTENA 3 TELEVISIÓN, UNIPREX attempts to cover most of the risks involved in its business activities by taking out the appropriate insurance policies. The main types of insurance policy arranged by the Company are: life insurance for employees, policies covering physical damage and loss of profit (comprehensive in the case of physical damage, loss of profit due to accidents, loss of profit due to acts of terrorism, coverage for the national transportation of goods), civil liability insurance and vehicle insurance.

The total amount paid in 2002 for the insurance premiums of UNIPREX and its Group companies was €213,215.59.

IV.6. LABOR INFORMATION

IV.6.1. Detail, by category and type of contract, of the average number of employees and the variations therein in the last three years

During 2002, 2001 and 2000 the detail of the ANTENA 3 Group employees has been as follows:

ANTENA 3 TELEVISIÓN GROUP HEADCOUNT IN

2002, 2001 AND 2000

	ANTENA 3			REST OF THE GROUP			ANTENA 3 + GROUP
	2002	2001	2000	2002	2001	2000	2002	2001	2000
Senior management	24	11	12	120	66	39	144	77	51
Operations and program personnel	1,167	1,193	1,168	523	387	230	1,690	1,580	1,398
Commercial personnel	189	166	158	175	224	15	364	390	173
Management personnel	192	200	188	173	116	115	365	316	303
Other temporary employees				38			38
Interns	34	33	42	10	3		44	36	42
Specific-project contracts	289	224	288	344	107		633	331	288
Total	1,895	1,827	1,856	1,383	903	399	3,278	2,730	2,255

*	The 2002 figures include the employees of UNIPREX, whereas those for 2001 and 2000 do not.

In 2002 there was a reduction in the number of employees at ANTENA 3 Group, although this was less evident as numerous employees from Group companies were taken on by ANTENA 3 TELEVISIÓN, and the employees of ONDA CERO were included.

ANTENA 3 Group does not have any contract that contain indemnizatory clauses with relevants amounts, if such contract are early terminated, a part from those mentioned for ANTENA 3 TELEVISIÓN and UNIPREX.

Chapter VII of this Prospects refers to the status of the labor force reduction plan that was being negotiated at the date of filing of the Prospectus.

IV.6.2. Collective bargaining

Except for management, the rest of ANTENA 3 TELEVISIÓN’s employees are covered by a three-year collective labor agreement signed in 2002 (VI Collective Labor Agreement).

Also, UNIPREX also has a Collective Labor Agreement, applicable to all the employees except management. The Agreement has a term of two years from January 1, 2000, and is automatically renewable for successive one-year periods unless notice of termination is given three months in advance by either of the parties. This Agreement is currently under negotiation, since notice of its termination has been given.

IV.6.3. Personnel incentives policy

The compensation paid to the employees of ANTENA 3 TELEVISIÓN is basically that set under the Collective Labor Agreement.

ANTENA 3 TELEVISIÓN does not have any pension commitments to its employees. The Collective Labor Agreement provides for the creation of a committee to study, during the term of the Agreement, the possibility of implementing a pension plan in the future.

Also, the aforementioned Collective Labor Agreement of UNIPREX envisages the hiring of disabled employees. There is a life insurance policy for all the employees, for which the premiums paid in 2002, 2001 and 2000 amounted to €58,153.72, €59,964.36 and €57,112.37, respectively. The premiums paid under the life insurance policy for executives amounted to €18,422.40 in 2001 and to €15,071.10 in 2000. In addition, UNIPREX grants its employees assistance for school fees, which amounted to €53,081.75, €72,553.92 and €60,371.62 in 2002, 2001 and 2000, respectively.

IV.6.4. Training

Over the last three years various training courses have been given, of which the following were the most significant:

•	Production of content for interactive television

•	Adaptation to new technologies and the new market

•	ENG reporting

•	Digital television and video

•	New technologies for news programs

•	Finance for decision-taking, etc.

The detail of the hours and cost of training courses in the last three years is as follows:

	2002	2001	2000
Hours taught	41,103	71,621	71,334
Cost in €	743,123	1,227,110,08	931,823,39

IV.7. INVESTMENT POLICY

The detail, by business line, of the investments made by the Company in 2002, 2001 and 2000 is as follows:

Thousands of Euros	2002	2001	2000
AMORTIZABLE EXPENSES	1,522	24,327	141
Television	0	0	0
Radio	371	23,439	1
Other business activities	1,151	888	140
INTANGIBLE ASSETS	23,077	4,718	6,110
Television	18,748	2,318	2,263
Radio	979	1,126	658
Other business activities	3,350	1,274	3,189
TANGIBLE FIXED ASSETS	20,158	26,136	40,544
Television	10,475	11,998	21,766
Radio	6,341	4,619	8,149
Other business activities	3,342	9,519	10,629
FINANCIAL INVESTMENTS	216,993	28,296	38,743
Television	209,479	27,170	34,870
Radio	6,916	128	2,196
Other business activities	598	998	1,677
TOTAL	261,750	83,476	85,539

The additions include most notably the €23,439 thousand relating to the amortizable expenses of the radio business in 2001, as a result of the cooperation agreement entered into by the Radio Blanca Group and UNIPREX, and the €18,748 thousand relating to the intangible assets of the television business in 2002, which relate mainly to a purchase option on the broadcasting rights for the 2006 Soccer World Cup 2006. This purchase option was also sold in 2002, with the concomitant retirement from “Intangible Assets”.

The €168 million of financial investments relating to radio include the investment made by PUBLICUDAD 3 in the acquisition of UNIPREX, which is described in Chapter VI.

CHAPTER V

ISSUER’S NET WORTH, FINANCIAL POSITION AND EARNINGS

CONTENTS

V.0	INTRODUCTION

V.1	TERMINOLOGY

V.2	SUMMARY OF ACCOUNTING PRINCIPLES

V.3	CONSOLIDATED ACCOUNTING INFORMATION ON THE ANTENA 3 GROUP AND SUBSIDIARIES

V.3.1.	Consolidated balance sheet as of December 31, 2002, and comparison with the two preceding years.

V.3.2.	Consolidated statement of operations as of December 31, 2002, and comparison with the two preceding years.

V.3.3.	Cash flow statement as of December 31, 2002, and comparison with the two preceding years.

V.4	INDIVIDUAL ACCOUNTING INFORMATION ON ANTENA 3 DE TELEVISIÓN, S.A. (PARENT COMPANY)

V.4.1.	Individual balance sheet as of December 31, 2002, and comparison with the two preceding years.

V.4.2.	Individual statement of operations as of December 31, 2002, and comparison with the two preceding years.

V.4.3.	Balances and transactions with subsidiaries.

CHAPTER V

ISSUER’S NET WORTH, FINANCIAL POSITION AND EARNINGS

V.0 INTRODUCTION

The aim of Chapter V is to show the evolution in the issuer’s financial situation based on figures extracted from the individual and consolidated financial statements for the last three years and on other non-accounting information that can assist in understanding this evolution and the issuer’s net worth situation.

In order to facilitate the proper comprehension and interpretation of the various aggregates, a terminology section is included which explains the variables used in the analysis of the financial statements and the formula used to calculate the ratios generally used in the industry.

This chapter also summarizes the main accounting principles used to prepare the financial statements necessary for the correct interpretation thereof.

The statements of operations are presented in summarized form with certain groupings of items intended to facilitate interpretation of the financial statements and bring them into line with practices in the audiovisual industry. The differences between these financial statements and those included in the annual accounts for each year are described in detail for each of them. The individual and consolidated financial statements for the fiscal year 2002 and for the first six months of 2003 are included as Exhibit I to this prospectus.

V.1 TERMINOLOGY

The aim of this section is to define certain terms that will be used in this chapter to facilitate interpretation of the economic and management aggregates. These definitions were prepared solely to enable comprehension of this prospectus and are in no case intended to be valid in any other context.

Net financial debt

Net financial debt is defined as the addition at a given date (usually year-end) of the current values of payables to financial institutions, net of liquid assets or assets realizable at short term at financial institutions and cash. Since the current value of the debt is used, this value is net of the debt relating to future interest that, pursuant to Spanish accounting legislation, is recorded as an addition to debt and as deferred financial expenses on financial lease transactions.

Total leverage ratio

The total leverage ratio is the result of dividing total assets by shareholders’ equity at book value as of a certain date (usually year-end).

Ratio of debt to shareholders’ equity

The ratio of debt to shareholders’ equity is the result of dividing net financial debt by shareholders’ equity at book value as of a certain date (usually year-end).

Return on equity (ROE)

Return on equity is the result of dividing net income attributed to the parent company by average shareholders’ equity. Shareholders’ equity is taken to be the arithmetic mean of shareholders’ equity at book value at the beginning and end of the year for which the ratio is calculated.

Return on capital employed (ROCE)

Return on capital employed is defined as the ratio of EBIT to average capital employed. EBIT is obtained from the margin structure in the statement of operations presented in section V.3.2.

The average capital employed is the arithmetic mean of the initial and final values for each year of the following aggregates:

•	Shareholders’ equity at book value

•	Net financial debt as defined earlier

V.2 SUMMARY OF ACCOUNTING PRINCIPLES

Summarize below the accounting principles used to prepare the accompanying financial statements, the financial statements of Antena 3 Televisión, S.A. and the consolidated financial statements of the Antena 3 Group.

a)	True and fair view

The consolidated financial statements for the six-month period ended June 30, 2003 and for the preceding three years, which were prepared from the accounting records of ANTENA 3 TELEVISION and its consolidated subsidiaries, are presented in accordance with Royal Decree 1815/1991 approving the regulations for the preparation of consolidated financial statements and, accordingly, give a true and fair view of the Group’s net worth, financial position and results of operations at those dates.

b)	Consolidation principles

The companies over which ANTENA 3 TELEVISION exercises effective control by virtue of ownership of a majority of the voting rights in their representation and decision-making bodies were fully consolidated; where appropriate, the companies in which there is significant influence but not ownership of a majority of the voting rights or joint management with third parties are accounted for by the equity method. In the six-month period in 2003 detailed in Chapter VII Canal Factoría de Ficción, S.A., Corporación Radiofónica de Información y Deporte, S.L. y Onda Cero Ramblas, S.L. were accounted for by the equity method.

The equity of minority shareholders in the net worth and results of the fully consolidated companies is presented under the “Minority Interests” caption in the accompanying consolidated balance sheets.

All material balances and transactions between the fully consolidated companies, and the gains or losses on these transactions, were eliminated in consolidation.

The financial statements of the consolidated companies abroad were translated to euros at the exchange rates ruling at year-end for assets and liabilities. Shareholders’ equity was translated to euros at the historical exchange rate and revenues and expenses at the average exchange rate for the year. The exchange differences arising in this process included under the “Shareholders’ Equity - Translation Differences” caption in the consolidated balance sheets.

The financial statements of companies located in countries with high inflation rates (Chile and Peru) were adjusted before they were translated to euros, in accordance with the related legislation in these countries.

The consolidated financial statements do not include the tax effect of transferring the reserves of the consolidated subsidiaries to the Parent Company’s accounts, since it is considered that no reserves not taxed at source will be transferred and that these reserves will be used as self-financing resources by the respective consolidated subsidiaries.

c)	Changes in the consolidation Perimeter

The analysed economic information reflects the accounts that cover the balance and transactions undertaken by the companies within the group ANTENA 3 Group as of December, 31, 2002. It also covers the transactions and balances of the above-mentioned companies with the companies from Telefónica Group. The latter information is not reflected in the accounts as of June 30, 2003.

d)	Inventories

Program rights

Rights and program inventories are valued, based on their nature, as follows:

•	Inventoriable in-house productions (programs produced to be rerun, such as series) are recorded at acquisition and/or production cost, which includes both external costs billed by third parties for program production and for the acquisition of resources, and internal production costs, which are calculated by applying preset internal rates on the basis of the time during which operating resources are used in production

•	The costs incurred in producing the programs are recorded on the basis of their nature under the appropriate captions in the statement of operations and are included under the “Inventories - In-House Production and Production in Process” caption on the asset side of the balance sheet with a credit to the “Inclusion in Inventories” revenue account.

•	Amortization of these programs is recorded under the “Program Amortization and Other Supplies” caption in the consolidated statement of operations on the basis of the number of showings, in accordance with the following percentages:

	Percentage of Amortization
	2002 and Prior Years	2003
1st showing	70	90
2nd showing	25	10
Residual value	5	—

Given their special nature, the series which are broadcast daily are amortized in full when the first showing of each episode is broadcast.

Until December 31, 2002, the residual value of the series was recorded as an expense in the consolidated statement of operations on the basis of the sales of broadcasting rights to other operators, both in Spain and abroad. In any event, after the sixth year from the date when production of the program was completed, the unamortized cost is written off in full (the third year from January 1, 2003).

•	Non-inventoriable in-house productions (programs produced to be shown only once) are valued by the same methods and procedures as those used to value inventoriable in-house productions. Programs produced and not shown are recorded at year-end under the “Program Rights – In-House Production and Production in Process” caption in the consolidated balance sheet. The cost of these programs is recorded under the “Program Amortization and Other Supplies” caption in the consolidated statement of operations at the time of the first showing.

•	Rights on outside productions (films, series and other similar productions) are recorded at acquisition cost. These rights are deemed to be acquired when the term of the right commences for the Group. Payments to outside production distributors made prior to commencement of the term of the right are recorded under the “Advances to Suppliers” caption in the consolidated balance sheet. The amortization of the rights is recorded in the consolidated statement of operations under the “Program Amortization and Other Supplies” caption on the basis of the number of showings, in accordance with the following percentages, which are set on the basis of the number of showings contracted:

	Number of Showings Contracted
Films	1	2	3 or more
1st showing	100%	50%	50%
2nd showing	—	50%	30%
3rd showing	—	—	20%

	Number of Showings Contracted
Series	1	2 or more
1st showing	100%	50%
2nd showing	—	50%

•	The Group’s thematic television channels include rights acquired from third parties and programs produced for showing or sale and are valued at acquisition cost and production cost, respectively.

These channels and rights are amortized as follows:

•	In-house productions: 50% when the first showing is broadcast. Subsequent showings of the programs take place over a period of approximately three months and 40% of the cost is allocated to the consolidated statement of operations after the end of the third month from the date of the first showing. The effect on the consolidated statement of operations for the year with respect to the first straight-line allocation of the cost in the aforementioned three-month period is not material. The residual value remains in inventories for the following four years. After the fourth year the unamortized cost is written off.

•	In-house documentary productions: 90% when the first showing is broadcast. The residual value remains in inventories for the following four years. After the fourth year the unamortized cost is written off.

•	Documentaries acquired from third parties: amortization is recorded on the basis of the number of showings contracted.

Consumables and other

Dubbings, sound tracks, titles and tunes of outside productions are recorded at acquisition or production cost. The amortization of rights is recorded under the “Program Amortization and Other Supplies” caption in the consolidated statement of operations at the time of the showing, by the same method as that used for outside productions.

Other inventories are recorded at acquisition cost and are allocated to income by the effective or actual amortization method over the usage period.

Allowances

The Group records provisions to allowances to reduce the unamortized portion of the value of in-house productions and of the rights on outside productions which it considers will not be shown. When the rights expire, the allowances recorded are used to write off the cost of the rights

The Group records the appropriate allowances for the decline in value of the rest of its inventories to reduce them to realizable market value.

Classification of programs

Program inventories are classified as current assets in accordance with the Spanish National Chart of Accounts and standard practice in the industry in which the Group operates. However, programs are used over several years.

e)	Recognition of revenues and expenses.

General method

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

Advertising revenues

The consolidated companies, mainly the Parent Company, obtain basically advertising revenues, which are recognized in the consolidated statement of operations when the advertising spot is broadcast.

TV home shopping revenues

These revenues are recorded in the consolidated statement of operations at the time when title to the goods sold is transferred.

Thematic television channel revenues

Two types of revenues are currently obtained from thematic television channels:

•	Revenues from subscribers to the thematic channel signal are recorded each month in the consolidated statement of operations based on the contractual agreements established with the signal distribution platforms if there is an established minimum number of subscribers. If a minimum number of subscribers is not established or the number of subscribers is above the established minimum, revenues are estimated based on projected business plans. Every month the signal distribution platforms report on the billable number of subscribers and the Group adjusts its revenue estimate, although the adjustment is never material with respect to the final amount to be billed.

•	Revenues from advertising on the thematic television channel are recorded in the consolidated statement of operations when the advertising spot is broadcast.

Sale of in-house production and other audiovisual rights

The Group records these sales as period revenues when the broadcasting rights for the in-house production or the audiovisual rights are sold. The advances received on sales of broadcasting rights are not taken to income until the rights are transferred.

V.3 CONSOLIDATED ACCOUNTING INFORMATION ON THE ANTENA 3 DE TELEVISION, S.A. AND SUBSIDIARIES GROUP

This section contains the consolidated financial statements of the Group and an analysis of the differences and variations in the last three years. As additional information, Exhibit IV contains the balance sheets and statements of operations for the last five years (in thousands of euros).

V.3.1. Consolidated balance sheet as of December 31, 2002, and comparison with the two preceding years

Below are the consolidated balance sheets of the Group for the last three years, an explanation of the breakdown of the main items and an analysis of the main year-on-year variations.

ANTENA 3 TELEVISIÓN Group

CONSOLIDATED BALANCE SHEETS

Thousands of euros

	Balance at 12/31/02	% of total assets	Balance at 12/31/01	% of total assets	Balance at 12/31/00	% of total assets	Variation 2002/2001	Variation 2001/2000
ASSETS
DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	0	0.00%	0	0.00%	0	0.00%	0	0
FIXED AND OTHER NONCURRENT ASSETS
Start-up expenses	21,678	2.36%	1,431	0.19%	1,092	0.15%	20,247	339
Intangible assets	15,323	1.67%	14,551	1.92%	9,386	1.27%	772	5,165
Tangible fixed assets	137,412	14.97%	127,106	16.80%	128,328	17.37%	10,306	(1,222)
Land and structures	64,226	7.00%	60,907	8.05%	59,347	8.03%	3,319	1,560
Plant	149,280	16.26%	117,144	15.48%	101,211	13.70%	32,136	15,933
Other tangible fixed assets	50,609	5.51%	39,090	5.17%	40,885	5.54%	11,519	(1,795)
Accumulated depreciation	(126,703)	(13.80)%	(90,035)	(11.90)%	(73,115)	(9.90)%	(36,668)	(16,920)
Long-term investments	21,448	2.34%	12,418	1.64%	6,593	0.89%	9,030	5,825
Treasury stock	2,933	0.32%	2,933	0.39%	2,933	0.40%	0	0
Taxes receivable	7,182	0.78%	5,498	0.73%	7,440	1.01%	1,684	(1,942)
TOTAL FIXED AND OTHER NONCURRENT ASSETS	205,976	22.44%	163,937	21.66%	155,772	21.09%	42,039	8,165
CONSOLIDATED GOODWILL	144,743	15.77%	24,913	3.29%	30,400	4.12%	119,830	(5,487)
DEFERRED CHARGES	1,847	0.20%	12	0.00%	10	0.00%	1,835	2lizex
CURRENT ASSETS
Inventories	304,950	33.22%	317,568	41.96%	303,156	41.04%	(12,618)	14,412
Program rights	246,083	26.81%	244,737	32.34%	236,861	32.07%	1,346	7,876
Consumables and other inventories	11,425	1.24%	11,525	1.52%	13,958	1.89%	(100)	(2,433)
Advances to suppliers	47,442	5.17%	61,306	8.10%	52,337	7.09%	(13,864)	8,969
Accounts receivable	221,158	24.09%	195,003	25.77%	210,407	28.49%	26,155	(15,404)
Trade receivables for sales and services	185,956	20.26%	164,797	21.78%	187,690	25.41%	21,159	(22,893)
Receivable from Group and associated companies	14,160	1.54%	22,721	3.00%	13,222	1.79%	(8,561)	9,499
Taxes receivable	30,100	3.28%	12,257	1.62%	15,014	2.03%	17,843	(2,757)
Sundry accounts receivable	11,575	1.26%	10,143	1.34%	7,358	1.00%	1,432	2,785
Allowance for bad debts	(20,633)	(2.25)%	(14,915)	(1.97)%	(12,877)	(1.74)%	(5,718)	(2,038)
Short-term investments	28,220	3.07%	27,689	3.66%	18,176	2.46%	531	9,513
Cash	7,471	0.81%	23,805	3.15%	13,206	1,79%	(16,334)	10.599
Accrual accounts	3,535	0.39%	3,827	0.51%	7,504	1.02%	(292)	(3,677)
TOTAL CURRENT ASSETS	565,334	61.59%	567,892	75.04%	552,449	74.79%	(2,558)	15,443
TOTAL ASSETS	917,900	100.00%	756,754	100.00%	738,631	100.00%	161,146	18,123

ANTENA 3 TELEVISIÓN Group

CONSOLIDATED BALANCE SHEETS

Thousands of euros

	Balance at 12/31/02	% of total assets	Balance at 12/31/01	% of total assets	Balance at 12/31/00	% of total assets	Variation 2002/2001	Variation 2001/2000
SHAREHOLDERS’ EQUITY AND LIABILITIES
SHAREHOLDERS’ EQUITY
Capital stock	166,668	18.16%	166,668	22.02%	166,668	22.56%	0	0
Legal reserve	33,334	3.63%	33,334	4.40%	23,090	3.13%	0	10,244
Other reserves	277,026	30.18%	257,437	34.02%	139,202	18.85%	19,598	118,235
Reserve for treasury stock	2,933	0.32%	2,933	0,39%	2,933	0.405	0	0
Reserves at fully consolidated companies	(775)	(0.08)%	(8,804)	(1.16)%	(3,230)	(0.44)%	8,029	(5,574)
Retained earnings	9,366	1.02%	9,366	(1.24)%	9,366	1.27%	0	0
Translation differences	(669)	0.07%	187	0.02%	346	0.05%	(856)	(159)
Income (loss) attributable to the Parent Company	(30,037)%	(3,27)%	48,053	6.35%	123,244	16.69%	(78,090)	(75,191)
Consolidated income (loss)	(29,907)	(3.26)%	48,005	6.34%	123,311	16.69%	(77,912)	(75,306)
Income (Loss) attributed to minority interests	(130)	(0.01)%	48	0.01%	(67)	(0.01)%	(178)	115
TOTAL SHAREHOLDERS’ EQUITY	457,846	49,88%	509,174	67.28%	461,619	62.50%	(51,328)	47,555
MINORITY INTERESTS	1,989	0.22%	1,745	0.23%	877	0.12%	244	868
PROVISIONS FOR CONTINGENCIES AND EXPENSES	18	0.00%	282	0.04%	0	0.00%	(264)	282
DEFERRED REVENUES	0	0.00%	1	0.00%	29	0.00%	(1)	(28)
LONG-TERM DEBT
Payable to credit institutions	128,721	14.02%	3,062	0.40%	67	0.01%	125,659	2,995
Other payables	743	0.08%	1,604	0.21%	2,925	0.40%	(861)	(1,321)
Payable to Group companies	3,999	0.44%	5,381	0.71%	618	0.08%	(1,382)	4,763
Uncalled capital payments payable	120	0.01%	120	0.02%	390	0.05%	0	(270)
TOTAL LONG-TERM DEBT	133,583	14.55%	10,167	1.34%	4,000	0.54%	123,416	6,167
CURRENT LIABILITIES
Payable to credit institutions	21,724	2.37%	2,645	0.35%	19,648	2.66%	19,079	(17,003)
Trade accounts payable	168,106	18.31%	151,436	20,01%	182,725	24,74%	16,670	(31,289)
Payable to Group and associated companies	45,769	4.99%	12,066	1.59%	15,536	2.10%	33,703	(3,470)
Customer advances	2,090	(0.23)%	2,664	0.35%	809	0.11%	(574)	1,855
Taxes payable	12,304	1.34%	10,238	1.35%	16,913	2.29%	2,066	(6,675)
Other nontrade payables	10,285	1.12%	15,278	2.02%	4,800	0.65%	(4,993)	10,478
Other provisions	63,469	6.91%	39,559	5.23%	28,830	3,90%	23,910	10,729
Accrual accounts	717	0.08%	1,499	0.20%	2,845	0.39%	(782)	(1,346)
TOTAL CURRENT LIABILITIES	324,464	35.35%	235,385	31.10%	272,106	36.84%	89,079	(36,721)
TOTAL PASIVO	917,900	100.00%	756,754	100.00%	738,631	100.00%	161,146	18,123

ANALYSIS OF BALANCE SHEETS AND YEAR-ON-YEAR VARIATIONS

In this section we analyze the breakdown and structure of the balance sheets as of December 31, 2002, and for the preceding two years.

The proportion of each of the main aggregates in the balance sheet for each year is as follows:

“S.E.L. – C.L.” (Shareholders’ equity and liabilities except for current liabilities) includes the balances of the “Minority Interests”, “Deferred Revenues”, “Provisions for Contingencies and Expenses” and “Long-Term Debt” captions in the balance sheets for each year.

Noteworthy is the higher relative importance of current assets with respect to fixed assets. The inventories and accounts receivable captions are the most significant with respect to total assets.

As can be seen, the main variations are due to goodwill arising in the acquisition of UNIPREX. The control of this company was acquired in September 2002.

In 2002 there was an increase of €123,416 thousand (1,011.85%) in long-term debt with respect to the previous year, due mainly to a syndicated loan and credit line arranged with various credit institutions on October 28, 2002, to finance the acquisition from Grupo Admira Media, S.A., through the subsidiary Publicidad 3, S.A., of all its shares in UNIPREX and Cadena Voz de Radiodifusión, S.A.

Fixed assets

Fixed assets represent approximately 22% of the Group’s total assets as of December 2002.

The main variations in fixed assets are as follows:

•	R & D expenses: the balance as of December 2001 comprises R & D expenses of Compunet Servicios Telemáticos, S.A. (1) and Sprayette, S.A. (72). In 2002 Sprayette, S.A. was excluded from consolidation due to its sale to the minority shareholders and the expenses relating to Compunet were amortized in full in 2002.

•	Administrative concessions: the balance of this account includes the radio broadcasting concessions. In 2002 there was a significant increase in the balance of this caption due to the inclusion in consolidation of the Uniprex Group due to the acquisition of this group on September 10, 2002.

•	Plant and machinery. In 2002 there was a 25% increase with respect to 2001, due to the inclusion of the high- and low-frequency studios and facilities of the Uniprex Group.

•	The same applies to the “Other Plant and Tools” caption.

Depending on the purpose for which they are used, fixed assets can be classified as assigned to television (Antena 3 Televisión), radio (Uniprex) or cinema (Movierecord) activities and others. The approximate distribution of the gross fixed assets used in the Group’s various activities as of December 31, 2002, are as follows:

As can be seen, most of the assets are concentrated in the television activity, i.e. in the assets of ANTENA 3 TELEVISIÓN, due to the fact that the average cost of the infrastructure, material and equipment needed to record the audiovisual programs and broadcast the television signals is much higher than those needed

Long-term investments

The long-term investments caption as of December 31, 2002, includes €21,448 thousand, equivalent to 10.4% of total fixed assets and 2.3% of total assets. As of December 31, 2002, investments in Group companies amounted to €13,013 thousand, the most significant being Canal Media Radio, S.A., Canal Media Radio Galicia, S.L. and Ipar Onda, S.A. Investments in associated companies as of the same date amounted to €2,374 thousand and other equity investments, which amounted to €14,303 thousand, included, inter alia, the investment in Canal Satélite Digital, S.L. The investment valuation allowance amounted to €11,694 thousand. Lastly, the increase in long-term investments in 2002 and 2001 was 73% and 88%, respectively.

Acquisition of Uniprex

On September 10, 2002, the agreement for the sale and transfer of credits, effective for accounting purposes from January 1, 2002, whereby Publicidad 3, S.A. (a wholly-owned investee of Antena 3 Televisión, S.A.) purchased from Grupo Admira Media, S.A.U. (now Telefónica de Contenidos, S.A.U.) all its shares in UNIPREX. and Cadena Voz de Radiodifusión, S.A. (now Antena de Radiodifusión, S.A.), was executed in a public deed.

This transaction gave rise to goodwill for the two companies amounting to approximately €146,622 thousand, which is being amortized by Publicidad 3, S.A. on a straight-line over 20 years.

In Chapter VI of this Prospectus the above-mentioned operation is described in detail.

Consolidation goodwill

The breakdown of this caption in the accompanying balance sheets, by the company whose acquisition originated the goodwill, is as follows:

BREAKDOWN OF CONSOLIDATED GOODWILL (Thousands of Euros)

Company	Amount Arising	% of Ownership as of 12/31/02	Year Acquired	Saldos
				12/31/02	12/31/01	12/31/00
Antena 3 Directo, S.A.	600	100.00%	1999	120	240	360
Antena 3D Chile, S.A.	653	69.93%	2001	523	653	0
Comunet Servicios Telemáticos, S.A.	2,413	86.00%	2000	0	1,609	2,413
Inversiones Valores Inmuebles, S.L.	8,744	84.60%	2000 and 2001	0	6,091	7,962
Sprayette, S.A.	9,036	71.00%	2000	0	7,982	8,886
Traherpa. S.A.	959	100.00%	2001	0	639	0
Antena de Radiodifusión, S.A.	9,545	100.00%	2002	9,068	0	0
Movierecord Cine, S.A.	15,399	100.00%	1999	4,620	7,699	10,779
Trading Team, S.L.	753	80.00%	2001 and 2002	188	0	0
Uniprex, S.A.	137,077	100.00%	2002	130,224	0	0
TOTAL GOODWILL				144,743	24,913	30,400

The goodwill is being amortized over the estimated periods in which it will contribute to the obtainment of income for the Group. The detail is as follows:

Companies	Amortization Period (Years)
Antena 3 Directo, S.A.	5
Movierecord Cine, S.A.	5
Trading Team, S.A.	4
Antena 3D Chile, S.A.	5
Uniprex, S.A.	20
Antena de Radiodifusión, S.A.	20

As a result of an analysis performed by Company management on the capacity of certain companies to contribute to Group income, in 2002 early amortization was taken on the goodwill relating to Inversiones Valores Inmuebles, S.L. and Compunet Servicios Telemáticos, S.A.for a total of €3.980 thousand, which is recorded under the “Extraordinary Expenses” caption in the 2002 consolidated statement of operations. €8,621 thousand of unamortized goodwill relating to Sprayette, S.A. and Traherpa, S.A., which have been excluded from consolidation, was also recorded under this caption.

Inventories

The detail of inventories in each year is as follows:

	Thousands of euros
	12/31/02	12/31/01	12/31/00
Rights on outside production	189,755	184,635	167,361
In-house productions and programs in process	77,680	78,436	84,200
Sports broadcasting rights	3,214	3,214	3,214
Allowance for inventory obsolescence	(24,566)	(21,548)	(17,914)

Program rights, net	246,083	244,737	236,861

Dubbing, sound tracks and titles	2,944	2,657	3,384
Other materials	8,481	4,190	2,636

Consumables and other	11,425	6,847	6,020

Merchandise inventories	0	8,123	7,400
Allowance for inventory depreciation	0	(3,445)	(748)

	0	4,678	6,652

Other inventories	0	0	1,286
Advances to suppliers	47,442	61,306	52,337

Total	304,950	317,568	303,156

In 2001 and 2000 the products sold directly by Antena 3 are were recorded as merchandise inventories. In 2002 they were recorded at net book value in the “Other Materials” account.

As of December 31, 2002, inventories had decreased by 4% with respect to the previous year. However, they were in line with 2000 inventories. Inventories represented 33% of total assets in 2002, compared with 42% in 2001. The main item was the purchase of program rights, the net amount of which as of December 2002 was substantially unchanged from the figure for the previous year-end.

The “Advances to Suppliers” caption includes basically prepayments in connection with commitments to purchase outside production rights.

At the end of each period the Parent Company had the following commitments, mainly for the purchase of audiovisual property rights:

Year/Period	Thousands of Euros
2000	110,051
2001	123,000
2002	157,500

Variations in consolidated shareholders’ equity

In 2000 Antena 3 Televisión, S.A. obtained consolidated income of €123,244 thousand, bringing consolidated shareholders’ equity to €461,619 thousand as of December 31, 2000. In 2001 the Company, which through the aforementioned date had systematically reinvested the income obtained, continued to implement this policy and appropriated income in full to reserves.

Of the €123,244 thousand, €10,244 thousand were used to bring the legal reserve up to the minimum required balance (20% of capital stock) and the remaining €113,000 thousand, in line with the policy of reinvesting any surplus, were appropriated to other voluntary reserves.

The consolidated net income for 2001 amounted to €48,053 thousand, which, if we add the variations in the scope of consolidation and the translation differences, which in 2001 had a combined negative effect of €498, increased shareholders’ equity to €509,174 thousand.

€19,829 thousand of income for 2001 (41.25% of total income) were paid as dividends to shareholders and €28,224 thousand remained at the Company as self-financing funds.

In 2002 Antena 3 de Televisión, S.A. incurred consolidated losses of €30,037 thousand, which, together with the dividend distributed out of 2001 income and negative translation differences of €1,462 thousand, reduced shareholders’ equity to €457.846 thousand as of December 31, 2002, representing a reduction of 10.1% in shareholders’ equity with respect to 2001.

The financial leverage ratio as defined in V.1. Terminology is as follows:

CALCULATION OF FINANCIAL LEVERAGE RATIO

	12/31/02	12/31/01	12/31/00
Total assets	917,900	756,754	738,631
Shareholders’ equity	457,846	509,174	461,619
FINANCIAL LEVERAGE RATIO	2.0	1.5	1.6

This ratio indicates that since 2002 approximately half the Group’s assets have been financed by shareholders’ equity. The financial leverage has increased due mainly to a growth in total assets due to the purchase of Uniprex (21% with respect to 2001 total assets) and a decrease in shareholders’ equity (10% with respect to 2001).

Working capital

The Group’s working capital and variations therein in recent years, taking working capital to be the difference between current assets and current liabilities and distinguishing operating assets and liabilities from financial assets and liabilities, is as follows:

STRUCTURE OF CONSOLIDATED WORKING CAPITAL (Thousands of Euros)

	12/31/02	12/31/01	12/31/00
Inventories	304,950	317,568	303,156
Accounts receivable and asset accrual accounts	224,693	198,830	217,911
Nonfinancial current liabilities	(302,740)	(232,740)	(252,458)

Operating working capital	226,903	283,658	268,609
% of net sales	33.8%	44.6%	38.2%
Short-term investments and cash	35,691	51,494	31,382
Short-term financial debt	(21,724)	(2,645)	(19,648)

Financial working capital	13,967	48,849	11,343
% of net sales	2.1%	7.7%	1.7%

TOTAL WORKING CAPITAL	240,870	332,507	280,343
% of net sales	35.9%	52.3%	39.9%

The attached tables show positive working capital, since current assets exceed current liabilities:

STRUCTURE OF CONSOLIDATED WORKING CAPITAL (Variations)

	2002/2001		2001/2000
	Amount	% Var.	Amount	% Var.
Inventories	(12,618)	-4.0%	14,412	4.8%
Accounts receivable and asset accrual accounts	25,863	13.0%	(19,081)	-8.8%
Nonfinancial current liabilities	(70,000)	30.1%	19,718	-7.8%

Capital circulante operativo	(56,755)	-20.0%	15,049	5.6%
Short-term investments and cash	(15,803)	-30.7%	20,112	64.1%
Short-term financial debt	(19,079)	721.3%	17,003	-86.5%

Financial working capital	(34,882)	-71.4%	37,115	316.3%

TOTAL WORKING CAPITAL	(91,637)	-27.6%	52,164	18.6%

The main changes in 2002 with respect to the previous year in the working capital aggregates were in the “Accounts Receivable” and “Asset Accrual Accounts” captions, with an increase of 13%, and in nonfinancial current liabilities, with an increase of 30.1%. The main increases in “Nonfinancial Current Liabilities” were in: trade accounts payable (with an increase of €16,096 thousand), payable to Group and associated companies (with an increase in €33,703 thousand) and other provisions (with an increase of €18,300 thousand in other provisions for contingencies and expenses).

There was a reduction of 71.4% in financial working capital in 2002 with respect to the previous year. The increase in “Financial Debt” is due to the acquisition of the radio station through the purchase of Uniprex, S.A., which was financed with borrowed funds. As of December 31, 2002, this caption included the first installment maturing at short term, amounting to €15,550 thousand, of the syndicated loan arranged.

The average periods for payment to suppliers and for collection from customers are calculated as follows:

CALCULATION OF AVERAGE PERIOD FOR PAYMENT TO SUPPLIERS

	12/31/02	12/31/01	12/31/00
Trade accounts payable (ending balance)	168,106	151,436	182,725
Payable to Group and associated companies (ending balance)	21,729	12,066	15,536

Total short-term trade accounts payable	189,835	163,502	198,261

Program and other amortization	308,627	232,256	280,135
Other current operating expenses	35,691	146,272	90,866

Total expenses giving rise to trade accounts payable	438,918	378,528	371,001
Expenses divided by suppliers balance	2.3	2.3	1.9
Average payment period (days)	158	158	195

CALCULATION OF AVERAGE PERIOD FOR COLLECTION OF TRADE RECEIVABLES

	12/31/02	12/31/01	12/31/00
Accounts receivable for sales (ending balance)	197,531	174,940	195,048
Receivable from Group and associated companies (ending balance)	14,160	22,721	13,222

Total short-term trade accounts receivable	211,691	197,661	208,270

Net sales	670,652	635,548	700,645
Net sales divided by receivables for sales	3.2	3.2	3.4
Average collection period (days)	115	114	108

Of the ending balance of “Payable to Group and Associated Companies” as of December 31, 2002, amounting to €45,769 thousand, €24,040 thousand were deducted relating to the deferred payment to Telefónica de Contenidos, S.A.U. for the purchase of the shares of Uniprex, S.A. and Antena de Radiodifusión, S.A. which cannot be considered to be trade accounts payable, leaving a balance of €21,729 thousand.

As can be seen, the average collection period has remained unchanged from 2002, while the average payment period has increased with respect to 2002.

Financial debt, total indebtedness and net financial debt

The breakdown of financial debt (as defined in V.1., Terminology), of total indebtedness and of the net financial debt of the Group as of December 31, 2002, and at the end of each of the preceding two years, is as follows:

CONSOLIDATED TOTAL DEBT, FINANCIAL DEBT AND NET FINANCIAL DEBT

(Thousands of Euros)

(Positive balances)	12/31/02	12/31/01	12/31/00
Long-term payables to credit institutions	(128,721)	(3,062)	(67)
Short-term payables to credit institutions	(21,724)	(2,645)	(19,648)

Total financial debt (1)	(150,445)	(5,707)	(19,715)
Short-term investments and cash	35,691	51,494	31,382

Total net financial debt (2)	(114,754)	45,787	11,667
Short-and long-term payables to Group and associated companies	(49,768)	(17,447)	(16,154)
Other long-term payables	(743)	(1,604)	(2,925)
Due from shareholders for uncalled capital	(120)	(120)	(390)
Trade accounts payable	(168,106)	(151,436)	(182,725)
Customer advances	(2,090)	(2,664)	(809)
Other short-term nontrade payables	(22,589)	(25,516)	(21,713)

Total nonfinancial debt (3)	(243,416)	(198,787)	(224,716)

TOTAL DEBT (1) + (3)	(393,861)	(204,494)	(244,431)

On October 28, 2002, the Parent Company arranged a long-term syndicated loan with various credit institutions, with JP Morgan Bank, S.A. as the agent bank, to enable it to purchase through its subsidiary Publicidad 3, S.A. all the shares of Uniprex, S.A. and Antena de Radiodifusión, S.A. (formerly Cadena Voz de Radiodifusión, S.A.) held by Grupo Admira Media, S.A., Sole-Shareholder Company (now Telefónica de Contenidos, S.A., Sole-Shareholder Company). The financing transaction is divided into two tranches: a loan of €140,000,000 and a credit line with a limit of €90,000,000

The detail of the payables to credit institutions maturing at long term and the estimated financial burden as of December 31, 2002, is as follows:

FINANCIAL DEBT MATURING AT LONG TERM

AS OF DECEMBER 31, 2002 (Thousands of Euros)

MATURING IN:

2003	2004	2005	2006	2007	2008	2009	Total
22,645	32,456	31,895	31,508	31,517	277	147	150,445

The calculation of the financial debt servicing, taken to be the estimated future financial burden that will be generated by the current financial debt, is as follows:

ESTIMATED FINANCIAL BURDEN

AS OF DECEMBER 31, 2002 (Thousands of Euros)

2003	2004	2005	2006	2007	Total
7,034	4,815	4,345	3,483	2,072	21,749

The detail of the debt ratios calculated on the basis of the information contained in the tables above, consolidated shareholders’ equity and total assets, is as follows:

VARIATIONS IN CONSOLIDATED DEBT, FINANCIAL DEBT AND NET FINANCIAL DEBT RATIOS

RATIOS TO TOTAL FINANCIAL DEBT	12/31/02	12/31/01	12/31/00
Ratio of total financial debt to shareholders’ equity	32.86%	1.12%	4.27%
Ratio of total long-term debt to total debt	33.92%	4.97%	1.64%
Ratio of financial indebtedness to total debt	38.20%	2.79%	8.07%
Ratio of net financial debt to shareholders’ equity	25.06%	(8.99)%	(2.53)%

Since 2001 there has been an increase in indebtedness ratios due to the syndicated loan granted to Antena 3 de Televisión, S.A. in October 2002 to finance the purchase of the radio stations from Uniprex, S.A.U.

The breakdown, by type of transaction and maturity, of the financial debt as of December 31, 2002 and the preceding two years is as follows:

BREAKDOWN, BY TYPE OF TRANSACTION, OF CONSOLIDATED FINANCIAL DEBT

(Thousands of Euros)

	12/31/02		12/31/01		12/31/00
	Long	Short	Long	Short	Long	Short
Syndicated loan	124,450	15,550	0	0	0	0
Loans	3,350	549	1,130	236	43	12,822
Credit lines	0	3,617	63	1,086	0	3,499
Other debts	0	1,816	1,869	0	24	2,631
Interest payable	921	192	0	1,323	0	696

TOTAL FINANCIAL DEBT	128,721	21,724	3,062	2,645	67	19,648

Warranties agreed by Third parties:

The inter-group companies have the obligation of give guarantees, warrants or collateral in the following cases:

•	To fullfill the legal requirements regarding the Public administration regarding the warranties linked to the concessions granted. As an example, the Sciences and Technology Governmental department has granted a 5 million euro license and the C.C.A.A: a 6.01 million License for the use of radiophonic frequencies and the management of T.V. services.

•	Warrants granted to Sporting Companies, in relation to contracts regarding the assignment of TV sporting rights for the years 1998 to 2003. The aforementioned rights have been assigned to the companies Sport, S.A. and G.M.A.F. S.A., although the warrant has been kept until the payment date in June 2003. The guaranteed amount is 15,352 thousand euros.

•	To warrant processes and temporal exports (recording and transmission equipment). This warrant amounts to 12,564.6 thousand of euros.

V.3.2.	Consolidated statement of operations as of December 31, 2002, and comparison with the preceding two years.

In this section we present the consolidated statement of operations as of December 31, 2002, and comparison with the preceding two years, explain the breakdown of the main items and analyze the main variations.

GRUPO ANTENA 3 de TELEVISIÓN, S.A.

Multiple-step statement of operations

Thousands of Euros and % of net sales

	12/31/02	12/31/01	12/31/00
Net sales	670,652	635,548	700,645
Cost of sales	308,627	231,726	277,499
Gross margin (Gross profit)	362,025	403,822	423,146
Gross margin	54.0%	63.5%	60.4%

Operating expenses	319,062	297,066	226,089
Operating cash flow (EBITDA)	42,963	106,756	197,057
Ebitda margin	6.4%	16.8%	28.1%
Depreciation and amortization expenses	28,131	20,967	16,792
Amortization of goodwill	14,568	7,881	2,474
Results of operations (EBIT)	264	77,908	176,791
Ebit margin	0.04%	12.3%	25.2%

Net financial burden	4,165	2,574	1,181
Ordinary income (loss)	(3,901)	75,334	175,376
Ordinary margin	(0.6)%	11.9%	25.1%

Extraordinary income (loss)	(41,596)	(13,631)	(234)
Income before taxes (EBT)	(45,497)	61,703	175,376
EBT margin	(6.8)%	9.7%	25.0%

Taxes	(15,590)	(13,631)	(234)
Consolidted income (Net income)	(29,907)	48,005	123,311
Net income margin	(4.5)%	7.6%	17.6%

Income (loss) attributed to minority interests	130	(48)	67
Income (loss) for the year attributable to the Parent Company (Net income before minority interests)	(30,037)	48,053	123,244
Net income before minorities margin	(4.5)%	7.6%	17.6

•

Sales Income

Income distribution for the activity of the group is as follows:

				% Growth
(Thousand €)	2002	2001	2000	2002/01	2001/00
Publicity Sales	643,529	590,072	(660,808)	9.1%	(10.7)%
Other Sales	54,361	54,857	(59,215)	(0.9)%	(7.4)%
Commercial discounts	(61,202)	(60,,562)	(52,741)	1.1%	14.8%
Other Income	33,964	51,780	3,5999	-34, %	43.6%

Total Income	670,652	636,078	703,281	5,4%	-9.6%

Publicity sales income had a 9,1% growth in 2002, derived from the UNIPREX Buy Out. In 2001, the total income decreased 10,7% due to the Spanish publicity market fall and ANTENA 3 TELEVISIÓN´s low levels of audience in 2001 and 2000.

The income produced by “Other sales” mainly covers the income of the ANTENA 3 Group companies such as Movierecord, A3 Directo,. In comparison with 2002, this income decreased by 0,9%; in respect to 2001, by 7,4% between 2001 and 2000 due to the general negative trend in the publicity market..

Other Income includes the income generated by publicity from Internet, teletexto, audiotexto, SMS, merchandising, plus the income generated by other companies from the group. (Uniprex o Movierecord, decreased 33,6 % between 2002 and 2001 and increased 54% between 2001 and 2000 due to the acquisition of Sprayette and some auditors reclassification of headings).

Commercial discounts remain at the same levels (8-10%) on publicity sales in the above period.

Cost of sales and gross margin

The heading related to “Cost of sales” for the accounting years corresponding to 2000,2001 and 2002 is detailed as follows:

	2002	2001	2000	2002/01	2001/00
Broadcasting rights.	116,936	88,118	91,949	32.7%	(4.2)%
Broadcasting of ih-house programmes	123,246	122,941	134,048	0.2%	(8.3)%
Retransmission rights.	34,205	391	752	8648,1%	(48.0)%
Services of external production	105,955	105,533	131,090	0.4%	(19.5)%
Performances, and artist collaboration.	11,656	12,107	12.540	(3.7)%	(3.4)%
Other uses.	45,075	45,166	55.965	(0.2)%	(19.3)%
Incorporation to inventories.	(128,446)	(142,530)	(148,844)	(9.9)%	(4.2)%
Costs of Sales	308.627	231.726	277.499	33.2%	(16.5)%

The cost of sales mainly includes the broadcasting costs, which cover own productions, productions by third parties and other costs directly related to broadcasting.

The cost of sales increased by 33% in 2002 in comparison to 2001 due to the increase of the rights to broadcast films and the rights to broadcast the 2002 Football World cup. Between 2001 and 2002 th cost of sales decreased due to the lower consumption of broadcasting rights, own productions and external services.

The account “incorporation to Inventories” covers expenses due to the making of programs that according to the parent company are activated and later on consumed. In order to calculate this “cost of sales”, it takes into account the programs or rights effectively broadcast.

The table bellows shows the variations in the consolidated gross margin, regarding amounts and rates over consolidated net sales:

The consolidated gross margin as of December 31, 2002, was down 10.3% with respect to the previous year. This decrease is due mainly to the 33% increase in the cost of sales (program and other amortization), due mainly to the purchase of the rights to broadcast the Soccer World Cup in 2002, which is partially offset by the 5.4% increase in net sales.

The consolidated gross margin on net sales decreased by 9.5 percentage points in 2002 with respect to 2001 and by 6.4 percentage points with respect to 2000.

Operating cash flow (EBITDA)

The variations in EBITDA (taken to be the result of deducting the operating costs from the gross margin) as of December 31, 2002, and in the preceding two years, are as follows:

EBITDA decreased by 59.75% in 2002 with respect to 2001 due to the effects on the advertising market of the economic recession (decrease in the conventional advertising market of 1.17% and 5.5% in 2002 and 2001, respectively) and to the losses incurred as a result of the Japan and Korea Soccer World Cup.

The impact of the Soccer World Cup on the results of the Parent Company as of December 31, 2002, is as follows:

Impact of the Soccer World Cup on 2002 results

	Millions of Euros
	12/31/02	Effect of World Cup	12/31/02 Net of World Cup
Net sales	534,10	9,60	524,50
Operating expenses	(481,20)	(29,90)	(451,30)
EBITDA	52,90	(20,30)	73,20
% margin	9.9%	N/A	14.0%

The main items included in operating costs in the consolidated statement of operations are as follows:

DETAIL OF OPERATING EXPENSES (thousands of euros and % with respect to total consolidated expenses)

	12/31/02%		12/31/01%		12/31/00%
Personnel expenses:
Wages, salaries and similar expenses	115,859	17.7%	99,943	18.2%	87,332	16.7%
Employee welfare expenses	25,264	3.9%	18,456	3.4%	18,499	3.5%

Total personnel expenses	141,123	21.5%	118,399	21.5%	105,831	20.2%
Other operating expenses	177,939	27.1%	178,667	120.258	120,258	23.0%

Total	319,062	48.7%	297,066	54.0%	226,089	43.2%

The distribution of the personnel costs is as follows:

Thousand euros	2002	2001	2000	2002/01	2001/00
Wages and Salaries	111642	93203	84,607	19.8%	10.2%
Social insurance and other social charges	25,264	18,456	18,499	36.9%	(0.2)%
Other personnel costs.	4,217	6,740	2,724	(37.4)%	147.4%
Total	141,123	118,399	105,831	19.2%	11.9%

Personnel costs have increased by 19.2% in 2002 in comparison to 2001, going from 118,4 million Euros to 141.1 million Euros in 2002. The reason for this increase has been the purchase of Uniprex with the added effect of the results of the collective agreement – general salary increases - and the hiring of an additional 548 employees – going from 2,730 employees in 2001 to 3,278 in 2002.

Personnel costs increased by 11.9% in 2001 in comparison to 2000, going from 105,8 million Euros to 118,4 million Euros in 2000. The reason for this increase was diversification activities (Sprayette, Megatrix, etc.) with the added effect of the results of the collective agreement – general salary increases - and the hiring of an additional 475 employees – going from 2,255 employees in 2000 to 2.730 in 2001.

The distribution of Other Operating costs is broken down as follows:

				% Growth
(thousand euros)	2002	2001	2000	2002/01	2001/00
Rents and charges	40,335	25,766	27,672	56.5%	(6.9)%
Author rights	15,312	11,568	14,838	32.4%	(22.0)%
Publicity and promotions	14,888	14,639	14,318	1.7%	2.2%
Comunications	15,069	11,374	12,126	32.5%	(6.2)%
Work undertaken by another companies	38,103	14,232	12,481	167.7%	14.0%
Other expenses	46,919	94,459	37,104	(50.3)%	154.6%
Taxes	1,263	3,088	662	(59.1)%	366.5%
Changes for business trafic contingencies	6,050	3,541	1,058	70.9%	234.7%

Total other operating Costs	177,939	178,.667	120,258	(0,4)%	48,6%

Other operating costs have decreased slightly in 2002, down 0,4% since 2001, falling from 178,700 thousand euros in 2001 to 177,900 thousand euros in 2001. This is due to:

•	An increase under the heading “Rents and charges” (which comprises the most significant heading as paid by the dominant Company as a rate of rental for the distribution of the audiovisual signal), of 56.5%, mainly due to the effect of the UNIPREX purchase, and the incorporation of the expenses derived from transmission of the digital signal.

•	Increase of 32.4% in Author’s Rights (paid by ANTENA 3 TELEVISIÓN and UNIPREX to the Spanish Author’s Rights management companies – SGAE, AGEDI, etc.) due to the expenses derived from the purchase of UNIPREX, representing in 2002 2.2% over the sales income

•	Increase of 32.5% in standard communications (including Fixed lines and mobiles) and in some services such as video and audio signals for programmes (i.e. news). As per above, the purchase of UNIPREX has increased the expenses heading.

•	Increase of the works undertaken by external companies, going from 14,200 thousand Euros to 38,100 thousand euros due to an increase of external agents working for the company and the aforementioned acquisition of UNIPREX.

•	Decrease of other expenses of by 50.3%, This heading groups together several headings such as contributors, expenses, repairs and maintenance, independent professional services, news management agents, etc.. This decrease is due to Spareyette and Megatrix´s exit from the consolidation perimeter (with a value of 2,000 thousand Euros) and the new account classification undertaken by Movierecord and ANTENA 3 TELEVISIÓN that includes as cost of sales the expenses generated by the exploitation of the aforementioned companies (with a value of 29,000 thousand Euros).

Other operating costs increased by 41.6% in 2001 in comparison with 2000, changing from 12.000 thousand euros in 2000 to 178,700 thousand euros in 2001. This was due to:

•	Increase in other expenses of 154.6%. This is explained by the introduction of Sprayette and Megatrix in the consolidation perimeter and also because of the transitional account classification undertaken by Movierecord and ANTENA 3 TELEVISIÓN that includes as operating costs the expenses generated by the exploitation of the aforementioned companies.

•	Increase of 14% in works undertaken by external companies

•	Fall of 6.9% under the heading “Rents and charges”

•	Author´s rights decreased by 22%, representing 1.8% of the sales income.

•	Reduction of –6.2% in Communications

Fixed assets depreciation and intangible assets.

Fixed assets depreciation has increased 34% in 2002 in comparison to 2001 as a result of the depreciation of the UNIPREX purchase. It also decreased in 2000-2001 because of the investment derived from the company’s digitalization process.

Goodwill depreciation has increased 85% in 2002 in comparison to 2001 as a result of the depreciation of the UNIPREX purchase. It also decreased in 2000-2001 by 127% due to the increase of Goodwill derived from investments in the companies Valores Inmuebles, S.L., Compunet Servicios Telemáticos, S.A. and Sprayette.

Operating income (EBIT)

The variations in operating income (EBIT, taken to be the result of deducting the depreciation and amortization expense and provisions from EBITDA) as of December 31, 2002, and the preceding two years are as follows:

Consolidated operating income as of December 31, 2002, decreased by 99% with respect to the previous year. This decrease is due mainly to the reduction in consolidated cash flow, which fell by 59.75% with respect to 2001, due to the reduction of 10.3% in the gross margin and the increase of 6.6% in operating expenses.

Ordinary Income (Loss)

The variations in the Group’s ordinary income (loss) as of December 31, 2002, and the preceding two years are as follows:

Consolidated ordinary income (loss) as of December 31, 2002, fell by 105% with respect to the previous year. This decrease was due mainly to the drop in consolidated operating income referred to above.

The breakdown of financial income (loss) as of December 31, 2002, and the preceding two years is as follows:

DETAIL OF FINANCIAL REVENUES AND EXPENSES

(thousands of euros)

(Expenses and losses shown as negative figures)	12/31/02	12/31/01	12/31/00
Exchange differences

Exchange gains	1,137	10	580
Exchange losses	(29)	(2,733)	(3)

Total exchange differences	1,108	(2,723)	577

Other financial expenses and revenues

Other financial revenues	2,176	2,659	1,452
Financial and similar expenses	(7,449)	(2,510)	(3,210)

Total other financial expenses and revenues	(5,273)	149	(1,759)

FINANCIAL INCOME (LOSS), NET	(4,165)	(2,574)	(1,181)

The effective interest rate paid by the Group in the last three years is as follows:

REFERENCE RATE

2002	2001	2000
4.37%	3.45%	10.24%

The ratio of financial expenses and the financial burden to operating income, financial expenses to average financial indebtedness and average net debt is as follows:

RATIOS RELATING TO FINANCIAL EXPENSES AND REVENUES

	12/31/02	12/31/01	12/31/00
Financial and similar expenses (thousands of euros)	7,449	2,510	3,210
Financial expenses/Operating income	n/a	3.2%	1.8%

Net financial burden	4,165	2,574	1,181
Net financial burden/Operating income	n/a	3.3%	0.7%

The variations in these aggregates are due to the fluctuations in exchange rates in the three years and the timing of the related transactions (basically purchases of audiovisual productions denominated in US dollars). The US dollar’s parity with the euro was the currency variation that had most impact on positive and negative exchange differences.

These variations are also due to the variations in the amounts drawn down in each of the years in relation to financing transactions, in the balances receivable under the “Cash” and “Short-Term Investments” captions and in interest rates. The increase in net financial expenses from 2002 is due chiefly to the syndicated loan arranged to finance the purchase of UNIPREX and Cadena Voz de Radiodifusión S.A (now Antena de Radiodifusión, S.A.).

The hedging transactions arranged by the Group in the last three years are as follows:

EXCHANGE RISK HEDGING TRANSACTIONS PERFORMED EACH YEAR (amounts in U.S. dollars)

	12/31/02	12/31/01	12/31/00
Number of hedges in place	84	55	61
Amount in US$ of the hedges	51,978,470	37,614,880	49,235,963
Number of exchange hedges	5	2	20
Amount in US$ of the exchange hedges	5,235,420	2,076,997	8,955,230
TOTAL	57,213,890	39,691,877	58,191,193

Income before taxes (EBT)

The variations in income (loss) before taxes as of December 31, 2002, and in the preceding two years are as follows:

The Group incurred consolidated loss before taxes as of December 31, 2002, whereas in the previous year it obtained income.

The breakdown of the main extraordinary revenues and expenses in the preceding three years is as follows:

DETAIL OF EXTRAORDINARY REVENUES AND EXPENSES

	12/31/02	12/31/01	12/31/00
Extraordinary revenues
Gains on fixed asset disposals	247	4,611	329
Extraordinary revenues	6,746	5,267	15,216

	6,723	10,238	15,545

Extraordinary expenses
Losses on fixed asset disposals	1,628	629	364
Variation in investment valuation allowances	1,650	1,453	3,706
Prior years’ extraordinary expenses and losses	45,041	21,787	11,709

	48,319	23,869	15,779

EXTRAORDINARY LOSS	(41,596)	(13,631)	(234)

The “Gains on Fixed Asset Disposals” caption in 2001 includes most notably a gain of €4,447 thousand on the sale by ANTENA 3 TELEVISIÓN of Famosos Artistas Músicos y Actores, Sole-Shareholder Company to Telefónica Media, Sole-Shareholder Company.

The “Extraordinary Revenues” caption includes mainly the reversal of provisions for contingencies and expenses, recorded in prior years, that proved to be overstated, and other extraordinary revenues. Antena 3 de Televisión, S.A. has the most relative weight with respect to the consolidated figures. The main item for 2000 is an overstatement of €14,471 thousand of the provision for contingencies and expenses, recorded at ANTENA 3 TELEVISIÓN.

The “Extraordinary Expenses” caption includes the estimated amount for probable or certain third-party liability arising from collateral and other similar guarantees provided by the Company, litigation, outstanding indemnity payments and obligations of undetermined amount, and for other possible estimated losses. Over 90% of the expenses included in this caption relate to ANTENA 3 Televisión.

Net Income (loss)

The variations in consolidated net income (loss) as of December 31, 2002, and in the preceding two years are as follows:

In 2002 the Group incurred consolidated loss with a significant decrease with respect to 2001, due, inter alia, to the decrease in the gross margin (operating costs increased by 33% and net sales by 9%), the increase in the amortization expenses and the increase in extraordinary losses.

The calculation of the tax expense as of December 31, 2002, and in the preceding two years is as follows:

CONSOLIDATED TAX RATE

	12/31/02	12/31/01	12/31/00
Consolidated income (loss) before taxes	(45,497)	61,703	175,376
Corporate income tax	(15,590)	13,698	52,065
TAX RATE	(34.3)%	22.2%	29.7%

Contribution to earnings of ANTENA 3 GROUP subsidiaries.

The following table shows the contribution of ANTENA 3 Group subsidiaries to the consolidated earnings of each fiscal year..

(thousandss €)	2002	2001	2000	2002	2001	2000
ANTENA 3 TELEVISIÓN	18,759	62,321	131,294	(62.7)%	129.8%	106.5%
PUBLICIDAD 3	8,463	—	—	(28.3)%	0.0%	0.0%
UNIPREX	(30,834)	—	—	103.1%	0.0%	0.0%
A3 Directo	(9,255)	(853)	(301)	30.9%	(1.8)%	(0.2)%
Inv. Valores Inmuebles	(7,845)	(2,658)	-1	26.2%	(5.5)%	0.0%
Movierecord	(6,867)	(4,732)	853	23.0%	(9.9)%	0.7%
Antena 3 Temática	146	2,744	445	(0.5)%	5.7%	0.4%
Antena 3 Interactiva	—	(3,856)	(5,341)	0.0%	(8.0)%	(4.3)%
Otras sociedades	(2,474)	(4,961)	(3,638)	8.3%	(10.3)%	(3.0)%
Contribution to consolidated results.	(29,907)	48,005	123,311	100.0%	100.0%	100.0%

Return on equity and efficiency ratios

The returns on the book value of shareholders’ equity are as follows:

RETURN ON EQUITY

	12/31/02	12/31/01	12/31/01
Income (Loss) attributed to the Parent Company	(30,037)	48,053	123,244
Equity at the beginning of the year	509,174	461,619	338,327
Equity at the end of the year	457,846	509,174	461,619
Average equity	483,510	485,397	399,973
RETURN ON EQUITY	N/A	10%	31%

RETURN ON EQUITY

	12/31/02	12/31/01	12/31/01
EBIT	264	77,908	176,791
AVERAGE CAPITAL EMPLOYED
Average equity	483,510	485,397	399,973
Average net financial debt	34,484	(28,727)	16,945
Total average capital employed	517,994	456,670	416,918
RETURN ON CAPITAL EMPLOYED	0%	17%	42%

Return on equity measures the net return on the book value of shareholders’ equity. Return on capital employed measures the operating return before taxes with respect to the capital employed (both shareholders’ equity and debt financing).

Return on equity has decreased gradually over the last three years, falling from 31% in 2000 to 10% in 2001, due to the 61% decrease in the Group’s earnings due mainly to the fall of 4.5% in the gross margin and to the increase of 31.4% in operating expenses.

In 2002 the return on equity was negative, due largely to the decrease of 10.3% in the gross margin as a result of the 33.1% increase in the cost of sales, which was partially offset by the increase of 5.5% in net sales. Operating cash flow fell by 59.75% with respect to the previous year due to the increase of 6.6% in operating expenses.

The decrease in the Group’s return on capital employed in the last three years is due to the combined effect of the increase in net financial debt due to the loan arranged by ANTENA 3 TELEVISIÓN, and to the decrease in EBIT.

V.3.3.	Cash flow statement as of December 31, 2002, and comparison with the preceding two years.

The breakdown of the main items in the consolidated Group’s cash flow statements for the last three years and the analysis of the main year-on-year variations is as follows:

STATEMENT OF CASH FLOWS (thousands of euros)

	12/31/02	12/31/01	12/31/00
Income (Loss) attributable to the Parent Company	(30,037)	48,053	123,244
Adjustments to income (loss)
Depreciation and amortization expense	28,131	20,967	16,792
Amortization of consolidation goodwill	14,568	7,881	3,474
Variation in investment valuation allowances	1,650	1,453	3,706
Provisions for contingencies and expenses	0	282	0
Net gains on fixed asset disposals	(247)	(4,611)	(329)
Losses on fixed asset disposals	1,628	629	364
Other adjustments	166	(38)	32
Extraordinary expenses	12,600	0	0
Provision for program rights	0	0	0
Provisions for contingencies and expenses used	(264)	0	(10,865)
Income (Loss) attributable to minority interests	130	(48)	67
Variations in deferred tax assets (Long- and short-term taxes)	(1,685)	1,942	9,399

Cash flows generated	26,640	76,510	145,884

Variation in asset and liabilities (net of new investment purchases)
Inventories	12,618	(14,412)	(69,491)
Accounts receivable	(26,155)	15,403	(9,548)
Accrual accounts	292	3,677	(1,735)
Current liabilities	70,000	(19,718)	58,279

Variation in financing operating needs	56,755	(15,050)	(22,495)

Cash flow generated by operations	83,395	61,460	123,389

Intangible asset additions	(12,175)	(8,138)	(5,562)
Tangible fixed asset additions	(34,339)	(21,928)	(33,022)
Start-up expenses	(22,817)	(888)	(140)
Additions to consolidation goodwill	(146,998)	(2,393)	(19,534)
Long-term investment additions	(15,809)	(7,111)	(4,977)
Disposal and retirement of tangible fixed assets, intangible assets and long-term investments	13,623	9,250	3,293

Cash flows arising from investment activities	(218,515)	(31,208)	(59,942)

Increase in long-term financial debt	124,122	3,062	0
Decrease in long-term debt	(299)	(67)	(13,376)
Variation in long-term financial debt (other accounts payable)	(860)	(1,321)	2,153
Variation in accounts payable to Group and associated companies	(1,382)	4,763	(243)
Dividends	(19,829)	0	0
Other financing activities	(1,514)	426	(8,133)
Repayment/Increase in short-term financial debt	19,079	(17,003)	(17,174)

Cash flows employed in financing activities	119,317	(10,140)	(36,773)

Net variation in cash and short-term investments	(15,803)	20,112	26,674
Variation in cash of companies included in consolidation	0	0	0
Cash and liquid short-term investments at the beginning of the year	51,494	31,382	4,708

Cash and short-term investments at year-end	35,691	51,494	31,382

The comments on the above cash flow statements are as follows:

•	The cash flows generated by the Group’s transactions in the last three years were used for investment, the main amounts in 2001 and 2000 being those invested in tangible fixed assets, since in those years ANTENA 3 TELEVISIÓN made a significant investment in the technical resources needed for digital broadcasting. In 2002 the main cash flow items arising from investment activities relate to the purchase of UNIPREX, and Antena de Radiodifusión (formerly Cadena Voz de Radiodifusión, S.A.) and the flows arising from the sale of the preemptive option on the free-to-air television broadcasting rights on the 2006 Soccer World Cup in Spanish territory by ANTENA 3 TELEVISIÓN a Corporación Admira Media, S.A.

In 2002 the differences between flows generated and investment flows were covered mainly by variations in financial indebtedness (syndicated loan of €230,000,000 arranged by ANTENA 3 TELEVISIÓN to finance the purchase of UNIPREX and Antena de Radiodifusión through its subsidiary PUBLICIDAD 3) and cash. In 2000 the differences between flows generated and investment flows were used mainly in variations in financial indebtedness.

•	The flows deriving from working capital needs were negative in 2001 and 2000. In 2001 this effect was due to the increase in the volume of program rights (under “Inventories”) and the decrease in current liabilities. In 2000 there was also an increase in inventories; however, there was an increase in accounts receivable and current liabilities compared with the decrease in 2001.

•	The main variations in financing activities in 2002 were due mainly, inter alia, to the variations in long-term financial indebtedness due to the syndicated loan arranged to finance the purchase of UNIPREX, and Antena de Radiodifusión mentioned earlier.

V.4 INDIVIDUAL ACCOUNTING NFORMATION ON ANTENA 3 DE TELEVISIÓN, S.A. (PARENT COMPANY).

This section contains the individual financial statements of Antena 3 de Televisión, S.A., and an analysis of the differences and variations arising in 2002 and the preceding two years.

V.4.1. Individual balance sheet as of December 31, 2002 and comparison with the preceding two years

The individual balance sheets as of 2002 year-end and the preceding two year-ends, the breakdown of the main items and the analysis of the main variations are as follows:

ANTENA 3 TELEVISIÓN

BALANCE SHEETS

Thousands of euros

	Balance at 12/31/02	% of total assets	Balance at 12/31/01	% of total assets	Balance at 12/31/00	% of total assets	Variation 2002/2001	Variation 2001/2000
ASSETS
FIXED AND OTHER NONCURRENT ASSETS
Start-up expenses	53	0.01%	180	0.02%	307	0.04%	(127)	(127)
Intangible assets	9,028	1.04%	7,695	1.05%	6,965	0.97%	1,333	730
Tangible fixed assets	104,244	12.01%	111,481	15.28%	113,926	15.89	(7,237)	(2.445)
Land and structures	56,993	6.57%	57,725	7.91%	56,551	7.89%	(732)	(1,174)
Plant	77,992	8.99%	74,667	10.23%	69,072	9.63%	3,325	5,595
Other tangible fixed assets	67,255	7.75%	62,019	8.50%	56,539	7.88%	5,236	5,480
Accumulated depreciation	(97,996)	(11.29)%	(82,930)	(11,37)%	(68,236)	(9.51)%	(15,066)	(14,694)
Long-term investments	237,909	27.42%	61,274	8.40%	56,274	7.85%	176,635	5,000
Treasury stock	2,933	0.34%	2,933	0.40%	2,933	0.41%	0	0
Taxes receivable	4,184	0.48%	5,498	0.75%	7,440	1.04%	(1,314)	(1,942)
TOTAL FIXED AND OTHER NONCURRENT ASSETS	358,351	41.30%	189,061	25.91%	187,845	26.19	169,290	1,216
DEFERRED CHARGES	1,835	0.21%	0	0.00%	0	0.00%	1,835	0
CURRENT ASSETS
Inventories	288,662	33.27%	309,393	42.40%	294,788	41.11%	(20,731)	14,605
Program rights	235,702	27.17%	242,589	33.25%	236,438	32.97%	(6.887)	6,151
Consumables and other inventories	5,721	0.66%	5,545	0.76%	6,016	0.84%	176	(471)
Advances to suppliers	47,239	5.44%	61,259	8.40%	52,334	7.30%	(14,020)	8,925
Accounts receivable	189,336	21.82%	182,058	24.95%	201,379	28.08%	7,278	(19,321)
Trade receivables for sales and services	127,114	14.65%	132,490	18.16%	153,521	21.41%	(5,376)	(21,031)
Receivable from Group and associated companies	52,522	6.05%	43,646	5.98%	36,920	5.15%	8,876	6,726
Taxes receivable	18,434	2.12%	9,369	1.28%	14,601	2.04%	9,065	(5,232)
Sundry accounts receivable	5,677	0.65%	8,498	1.16%	6,507	0.91%	(2,821)	1,991
Allowance for bad debts	(14,411)	(1.66)%	(11,945)	(1.64)%	(10,170)	(1.42)%	(2,466)	(1,775)
Short-term investments	23,875	2.75%	26,726	3.66%	18,176	2.53%	(2,851)	8,550
Cash	3,957	0.46%	21,444	2.94%	10,496	1.46%	(17,487)	10,948
Accrual accounts	1,620	0.19%	981	0.13%	4,463	0.62%	639	(3,482)
TOTAL CURRENT ASSETS	507,450	58.49%	540,602	74.09%	529,302	73.81%	(33.152)	11,300
TOTAL ASSETS	867,636	100,00%	729,663	100,00%	717,147	100,00%	137,973	12,516

ANTENA 3 TELEVISIÓN

BALANCE SHEETS

Thousands of Euros

	Balance at 12/31/02	% of Total Assets	Balance at 12/31/01	% of Total Assets	Balance at 12/31/00	% of Total Assets	Variation 2002/2001	Variation 2001/2000
SHAREHOLDERS’ EQUITY AND LIABILITIES
SHAREHOLDERS’ EQUITY
Capital stock	166,668	19.21%	166,668	22.84%	166,668	23.24%	0	0
Legal reserve	33,334	3.84%	33,334	4.57%	23,090	3.22%	0	10,244
Reserve for treasury stock	2,933	0.34%	2,933	0.40%	2,933	0.41%	0	0
Other reserves	277,026	31.93%	257,437	35.28%	139,202	19.41%	19,589	118,235
Retained earnings	9,366	1.08%	9,366	1.28%	9,366	1.31%	0	0
Income (Losses) attributable to the Parent Company	(31,293)	(3.61)%	39,416	5.40%	128,478	17.92%	(70,709)	(89,062)
TOTAL SHAREHOLDERS’ EQUITY	458,034	52.79%	509,154	69.78%	469,737	65.50%	(51,120)	39,417
LONG-TERM DEBT
Payable to credit institutions	125,371	14.45%	0	0.00%	0.00%	0.00%	125,371	0
Other payables	673	0.08%	1,274	0.17%	2,404	0.34%	(601)	(1,130)
Long-term payables to Group and associated companies	3,999	0.46%	5,381	0.74%	0	0.00%	(1,382)	5,381
Capital payments payable	120	0.01%	120	0.02%	391	0.05%	0	(271)
TOTAL LONG-TERM DEBT	130,163	15.00%	6,775	0.93%	2,795	0.39%	123,388	3,980
CURRENT LIABILITIES
Payable to credit institutions	17,454	2.01%	10	0.00%	15,198	2.12%	17,444	(15,188)
Trade accounts payable	129,729	14.95%	127,618	17.49%	161,556	22.53%	2,111	(33,938)
Payable to Group and associated companies	31,603	3.64%	24,804	3.40%	16,703	2.33%	6,799	8,101
Customer advances	1,906	0.22%	2,405	0.33%	797	0.11%	(499)	1,608
Taxes payable	9,616	1.11%	8,109	1.11%	14,963	2.09%	1,507	(6,854)
Other nontrade payables	8,326	0.96%	9,647	1.32%	6,293	0.88%	(1,321)	3,354
Other provisions	80,427	9.27%	41,141	5.64%	28,830	4.02%	39,286	12,311
Accrual accounts	378	0.04%	0	0.00%	275	0.04%	378	(275)
TOTAL CURRENT LIABILITIES	279,439	32.21%	213,734	29.29%	244,615	34.11%	65,705	(30,881)
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	867,636	100,00%	729,663	100,00%	717,147	100,00%	137,973	12,516

Fixed assets

The “Intangible Assets” caption includes mainly the costs incurred in the acquisition or production of computer software that it is planned to use over several years. In 2002 the cost of computer software increased by 33% with respect to the previous year.

The “Land and Structures” caption includes the head office of ANTENA 3 TELEVISIÓN and its regional offices in Las Palmas y Santiago de Compostela. The other regional offices are located in leased premises.

The “Plant and Machinery” caption includes the technical resources and fixtures relating to the business. In 2002 these assets increased by €3,325 thousand to represent 8.99% of total assets as of December 31, 2002.

The “Investment in Group Companies” caption includes ANTENA 3 TELEVISIÓN’s holdings in various companies. The financial statements for each year contain full information on the valuation of and the most significant net worth information on these holdings. The most significant holdings are: PUBLICIDAD 3, which owns the shares of UNIPREX and Antena de Radiodifusión and Movierecord, which engages in advertising in cinemas on an exclusivity basis and is widely renowned in the Spanish advertising market. As of December 31, 2002, this item represented 27.42% of total assets.

The “Inventories” caption relates mainly to rights on outside production (films, series, and other similar productions), which are recorded at production cost.

The balance of this item decreased by €6,887 and represented 27.17% of total assets as of December 31, 2002.

The “Advances to Suppliers” caption includes payment to distributors of outside productions prior to the beginning of the term of the right. The balance of this item represented 5.44% of total assets as of December 31, 2002.

The “Long-Term Loans” caption includes the loans granted by Antena 3 de Televisión, S.A. to Group companies. Noteworthy is the participating loan granted to PUBLICIDAD 3, amounting to €233,000,000 and maturing in ten years, for the obligations arising from the contract for the purchase of UNIPREX and Antena de Radiodifusión (see V.3.1. Acquisition of UNIPREX).

The “Investment Valuation Allowances” relating to these holdings as of December 31, 2002, are as follows:

INVESTMENT VALUATION ALLOWANCES

AS OF 12/31/02 ANTENA 3 TV

(thousands of euros)

Company	Gross Investment	Allowance	Net Investment
Antena 3 Castilla-León, S.A.	1,260	(393)	867
Antena 3 Directo, S.A.	18,138	(13,041)	5,097
Antena 3 Editorial, S.A.	60	0	60
Antena 3 Internacional, Inc.	1,676	(1,242)	434
Antena 3 Perú, S.A.	3,128	(383)	2,745
Antena 3 Producciones, S.A. (Peru)	6,343	(787)	5,556
Antena 3 Temática, S.A.	2,784	(611)	2,173
Compunet Servicios Telemáticos, S.A.	2,404	(2,404)	0
Ensueño Films, S.L.	1,803	(1,608)	195
Guadiana Producciones, S.A.	66	0	66
Inversiones Valores Inmuebles, S.L.	9,534	(8,972)	562
Megatrix, S.A.	2,250	(1,226)	1,024
Movirecord Cine, S.A.	18,006	(10,861)	7,145
Nova Televisió, S.A.	245	0	245
Publicidad 3, S.A.	505	(505)	0
Canal Factoría de Ficción, S.A.	240	0	240
Media Park, S.A.	1,142	(721)	421
TVI Televisao Independiente, S.A.	2,016	(2,016)	0
Canal Satélite Digital, S.L.	11,145	(7,715)	3,430

TOTAL	82,745	(52,485)	30,260

–The Accountant of the company declares in the Auditing Report with date February 21,2003 that the company is a majority shareholder of some other companies and it has stakes of 20% or less in yet other companies. The balance sheet as of December, 31,2002 doesn’t include the value increase that the stake in other companies might have due to the application of certain accounting principles (such as Global integration for majority stakes, method of equivalent consolidation.). The effect that these measures might have would be a 188,000 euros decrease of the shareholders equity as of December, 31,2002 and a decrease in the losses suffered of 1,256,000 euros and an increase of the total assets of 50,264,000 euros, all the above covered in the consolidated group accounts for that date.

Treasury stock

As of December 31, 2002, the total cost of the own shares of Antena 3 de Televisión, S.A. was €2,932,811, relating to 1,444,500 shares of €1 par value. The average price paid by Antena 3 in purchasing its own shares was therefore €2.03 per share.

Specific relative weight of the individual balance sheet with respect to the consolidated balance sheet

The specific relative weight of the main aggregates in the individual balance sheet with respect to those in the consolidated balance sheet is as follows:

INDIVIDUAL EQUITY, ASSETS AND LIABILITIES

AS A PERCENTAGE OF THE CONSOLIDATED FIGURES

	12/31/02	12/31/01	12/31/00
SHAREHOLDERS’ EQUITY	100.0%	100.0%	101.8%
TANGIBLE FIXED ASSETS AND INTANGIBLE ASSETS	74.2%	84.1%	87.8%
LONG-TERM DEBT	97.4%	66.6%	69.9%

As can be seen, the relative weight of shareholders’ equity at the Parent Company with respect to the consolidated figure is equivalent to practically all the consolidated Group’s equity. The relative weight of the Parent Company is also significant for the other aggregates.

Working capital

The calculation of the Company’s working capital, taken to be the difference between current assets and current liabilities and differentiating between operating and financial assets and liabilities, is as follows:

WORKING CAPITAL STRUCTURE (thousands of euros)

	12/31/02	12/31/01	12/31/00
Inventories	288,662	309,393	294,788
Accounts receivable	189,336	182,058	201,379
Accrual accounts	1,620	981	4,463
Nonfinancial current liabilities	(261,985)	(213,724)	(229,417)

Operating working capital	217,633	278,708	271,213
%of net sales	40.75%	50.65%	44.03%

Short-term investments and cash	27,832	48,170	28,672
Financial current liabilities	(17,454)	(10)	(15,198)

Financial working capital	10,378	48,160	13,474
%of net sales	1.94%	8.75%	2.19%

TOTAL WORKING CAPITAL	228,011	326,868	284,687
% of net sales	42.69%	59.41%	46.22%

The tables show positive working capital, since current assets exceed current liabilities, i.e. they show financial equilibrium with a guarantee of stability since a portion of the fixed assets are financed with long-term capital.

In 2002 operating working capital obtained represented 40.75% of net sales, compared with 50.65% in 2001, a decrease of 9.91 percentage points.

The “Inventories” caption, representing 6.7%, evidences most clearly the decrease in the year.

The financial working capital obtained in 2002 represents 1.94% of net sales, a decrease of 6.81 percentage points with respect to the previous year. This decrease is attributable to the significant variation in the items comprising the balance of “Short-Term Investments and Cash”.

Total working capital decreased by 30.24% with respect to 2001.

Financial debt, total indebtedness and net financial debt

The breakdown of the Parent Company’s financial debt, total indebtedness and net financial debt as of December 31, 2002, and the preceding two years, and the explanation thereof, is as follows:

TOTAL DEBT, FINANCIAL DEBT AND NET FINANCIAL DEBT

ANTENA 3 TV (thousands of euros)

Accounts receivable shown as positive figures)	12/31/02	12/31/01	12/31/00
Long-term payables to credit institutions	(125,371)	0	0

Short-term payables to credit institutions	(17,454)	(10)	(15,198)

Total financial debt (1)	(142,825)	(10)	(15,198)

Short-term investments and cash	27,832	48,170	28,672

Total net financial debt (2)	(114,993)	48,160	13,474

Payable to Group and associated companies	(35,602)	(30,185)	(16,703)

Other long-term debt	(673)	(1,274)	(2,404)

Uncalled capital payments payable	(120)	(120)	(391)

Trade accounts payable	(129,729)	(127,618)	(161,556)

Customer advances	(1,906)	(2,405)	(797)

Other short-term nontrade payables	(17,942)	(17,756)	(21,256)

Total nonfinancial debt (3)	(185,972)	(179,359)	(203,107)

TOTAL DEBT (1) + (3)	(328,797)	(179,368)	(218,305)

Long-term payables to credit institutions relate basically to loans from financial institutions.

In 2002 the Parent Company arranged a long-term syndicated loan with various credit institutions (see 3.1. Financial debt, total indebtedness and net financial debt.)

The proportion of the debt and financial debt of the Parent Company and consolidated Group is as follows:

INDIVIDUAL FINANCIAL DEBT AND NET FINANCIAL DEBT

AS A PERCENTAGE OF THE CONSOLIDATED FIGURES

	12/31/02	12/31/01	12/31/00
FINANCIAL DEBT	94.94%	0.18%	77.09%
NET FINANCIAL DEBT	100.21%	105.18%	115.49%

The detail of various debt ratios calculated on the basis of the information contained in the tables above, shareholders’ equity and total assets is as follows:

VARIATION IN THE DEBT, FINANCIAL DEBT AND NET FINANCIAL DEBT RATIOS OF ANTENA 3 TV

FINANCIAL DEBT RATIOS	12/31/02	12/31/01	12/31/00
Total financial debt to equity	31.18%	0.00%	3.24%
Total long-term debt to total debt	39.59%	3.78%	1.28%
Financial debt to total debt	43.44%	0.01%	6.96%
Net financial debt to equity	25.11%	-0.46%	-2.87%

The breakdown of financial debt in the last three years, based on the nature and term of the transactions, is as follows:

VARIATION IN THE DEBT, FINANCIAL DEBT AND NET FINANCIAL DEBT RATIOS OF ANTENA 3 TV

	12/31/02		12/31/01		12/31/00
	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
Syndicated loan	124,450	15,550	0	0	0	0
Loans	0	0	0	0	0	12,802
Credit lines	0	0	0	9	0	1,738
Demand deposit overdraft	0	1,741	0	0	0	0
Accrued interest payable	921	163	0	1	0	658

TOTAL FINANCIAL DEBT	125,371	17,454	0	10	0	15,198

V.4.2.	Statement of operations as of December 31, 2002 and comparison with the preceding two years.

The individual statement of operations of the Parent Company as of December 31, 2002, and for the preceding two years, the explanation of the breakdown of the main items and the analysis of the main year-on-year variations are as follows:

ANTENA 3 de TELEVISIÓN, S.A.

Multiple-step statements of operations

thousands of euros and % of net sales

	12/31/02	12/31/01	12/31/00
Net sales	534,081	550,210	615,963
Cost of sales	269,447	237,355	228,953
Gross margin (Gross profit)	264,634	312,855	387,010
	49.5%	56.9%	62.8%

Operating expenses	211,760	204,567	195,774
Operating cash flow (EBITDA)	52,874	108,288	191,236
	9.9%	19.7%	31.0%

Depreciation and amortization expense	19,351	16,780	13,836
Operating income (EBIT)	33,523	91,508	177,400
	6.3%	16.6%	28.8%

Net financial burden	(1,144)	(338)	(149)
Ordinary income	34,667	91,846	177,549
	6.5%	16.7%	28.8%

Extraordinary income (loss)	(65,522)	(34,34,316)	457
Income before taxes (EBT)	(30,855)	57,530	178,006
	-5.8%	10.5%	28.9%

Taxes	438	18,114	49,528
Income (Loss) for the year (Net income (loss)	(31,293)	39,416	128,478
	-5.9%	7.2%	20.9%

In 2002 there was a 3% reduction in “Net Sales”, due mainly to the negative performance of the advertising market. The decrease in “Operating Income” was due to the increase in operating costs. Noteworthy in relation to the television business is that in 2002, for the first time in the history of television in Spain, a private television network assumed responsibility for broadcasting the Soccer World Cup held in Korea, involving a major production and programming drive. The Company rose successfully to this challenge, winning acclaim from viewers and specialized critics.

The “Extraordinary Income (Loss)” caption includes the estimated amount required for probable or certain third-party liability arising from collateral and other similar guarantees provided by the Company, litigation, outstanding indemnity payments and obligations of undetermined amount, and for other possible estimated losses. The related provision is recorded when the liability, obligation or decision giving rise to the indemnity, pay ment or loss arises. This caption also includes the provision required for losses of Group companies exceeding the book value of these holdings.

In 2002 extraordinary expenses increased by 76.43% with respect to the previous year.

V.4.3.	Balances and transactions with subsidiaries.

Balances with Group companies

The summary of the main balances at each year-end and the transactions carried out by ANTENA 3 TELEVISIÓN with Its Group companies in 2002 and the preceding two years, the explanation of the breakdown of the items and the analysis of the main year-on-year variations, are as follows:

BALANCES WITH SUBSIDIARIES (thousands of euros)

	12/31/02		12/31/01		12/31/00
	Receivable	Payable	Receivable	Payable	Receivable	Payable
Operating transactions	10,554	20,892	14,792	20,871	9,551	14,120
Sales volume rebates					(672)
Short-term loans	41,968		28,854		27,249
Interest on short-term loans					792
Current liabilities		10,711		3,933		2,583

TOTAL	52,522	31,603	43,646	24,804	36,920	16,703

The “Operating Receivables and Payables” caption includes accounts receivable from and payable to Group companies. The “Short-Term Loans” relate to loans granted to Group companies. The average interest rate on these loans is tied to Euribor + 1%. The balances receivable from or payable to Group companies filing consolidated tax returns are included under the “Short-Term Loans” and “Current Short-Term Payables” captions.

Central treasury operations

ANTENA 3 TELEVISIÓN, as the parent company, centralizes the treasury for all the intra-group companies within the Spanish territory.

There is daily control of the balance among the intra-group cpmpanies., and the main ANTENA 3 TELEVISIÓN account, through a daily transfer of the daily money to the ANTENA 3 TELEVISIÓN account from the intra-group companies, so they are left with a sufficient balance as to operate on a daily basis. The reason for this is to finance the intra-group companies and to minimize the debtor balance in each one of those companies.

On the other hand, when the intra-group companies don’t have enough money to operate on a daily basis, the parent company transfers the appropriate amount of money from the main account to the intra-group companies account, so there is never an overdraft.

In the same vein, the parent company gathers the excess of money and makes loans to those intra-group companies that are in need of money. The compensation for the use of that balance is connected to the Euribor and it differs depending of the nature of the balance, debtor or creditor.

Transactions with Group companies

The main transactions with Group companies are as follows:

TRANSACTIONS WITH SUBSIDIARIES

(thousands of euros)

	12/31/02	12/31/01	12/31/00
Sales	18,450	17,257	15,238
Financial revenues	2,004	1,708	907
Purchases, acquisition of rights and other services	91,888	49,534	44,158
Financial expenses	59	102	3

The “Purchases, Acquisition of Rights and Other Services” caption includes purchases of rights and other services from Group companies. In 2002 it includes the acquisition of the rights to broadcast the Soccer World Cup for €49,947 thousand.

The “Sales” caption includes, inter alia, sales of outside production, teleshopping advertising space and expenses passed on in relation to the use of resources of ANTENA 3 TELEVISIÓN by other Group companies.

The “Financial Expenses” caption includes the interest earned on the loans granted to Antena 3 de Televisión, S.A. by other Group companies with financing surpluses. In December 2000 Antena 3 de Televisión, S.A. granted a loan to Antena 3 Televisión, S.A. On December 9, 2002, it was decided to dissolve Antena 3 Iniciativas Comerciales, S.A. and commence the process of liquidation of this company. This financing excess is part of Antena 3 Iniciativas Comerciales, S.A. total assets with regard of the process of termination and liquidation of the Company. The results of this liquidation process will be share among the appropriate shareholders.

CHAPTER VI

ADMINISTRATION, MANAGEMENT AND CONTROL OF THE ISSUER

CONTENTS

VI.1.	IDENTIFICATION AND FUNCTION OF DIRECTORS AND SENIOR EXECUTIVES

VI.1.1.	Members of the managing body

VI.1.2.	Delegation of powers and Regulations of the Board of Directors

VI.1.3.	Internal Rules of Conduct

VI.1.4.	Managers and other persons with management duties at the highest level

VI.2.	TYPES OF INTEREST IN THE COMPANY HELD BY DIRECTORS, SENIOR EXECUTIVES AND OTHER PROFESSIONALS

VI.2.1.	Voting shares and other securities carrying share acquisition rights

VI.2.2.	Involvement of Board members and Senior Executives in transactions

VI.2.3.	Salaries, attendance fees and compensation.

VI.2.4.	Pension and life insurance obligations

VI.2.5.	Advances and loans granted, and guarantees in force given, by the Issuer to and for Directors or Senior Executives

VI.2.6.	Significant activities by Directors outside the Company

VI.3.	CONTROL OF THE ISSUER

VI.4.	BYLAW RESTRICTIONS ON THE ACQUISITION OF HOLDINGS IN THE COMPANY BY THIRD PARTIES

VI.5.	SIGNIFICANT HOLDINGS IN THE COMPANY’S CAPITAL

VI.6.	APPROXIMATE NUMBER OF COMPANY SHAREHOLDERS

VI.7.	LENDERS OF MORE THAN 20% OF THE COMPANY’S LONG-TERM DEBT

VI.8.	SIGNIFICANT CUSTOMERS OR SUPPLIERS

VI.9.	EMPLOYEE STOCK OWNERSHIP ARRANGEMENTS

VI.10.	RELATIONSHIP BETWEEN THE COMPANY AND ITS AUDITORS

VI.11.	MAIN RELATED-PARTY TRANSACTIONS

CHAPTER VI

ADMINISTRATION, MANAGEMENT AND CONTROL OF THE ISSUER

VI.1 IDENTIFICATION AND FUNCTION OF DIRECTORS AND SENIOR EXECUTIVES

VI.1.1 Members of the managing body

Composition of the Board of Directors

As of the date of registration of this Prospectus, the Board of Directors was composed of the following members:

	Name	Date of First Appointment as Director	Status	Appointed at Proposal of
Managing Director	D. José Manuel Lara Bosch	16-06-2003	Nominee Director. Note 1	Kort Geding Nota 2

Members:	Maurizio Carlotti	06/16/03	Executive 1

	Marco Drago	06/16/03	Nominee Director Note 1	Kort Geding

	José Creuheras Margenat	06/16/03	Nominee Director Note 2	Kort Geding

	Ramón Mas Sumalla	06/16/03	Nominee Director Note 2	Kort Geding

	José Luis Díaz Fernández	02/09/98	Nominee Director Note 2	SCH

	Joan David Grimà Terré	03/09/94	Nominee Director Note 2	SCH

	RTL Group, S.A. (represented by Thomas Rabe )	12/21/00	Nominee Director Note 2	RTL

	RTL, Group Communications, S.L. (represented by Nicolás Abel Bellet de Tavernost)	05/30/02	Nominee Director Note 2	RTL

	Pedro Antonio Martín Marín	08/29/03	Independent Note 3	—

	Pedro Ramón y Cajal Agüeras	08/29/03	Independent Note 3	—

Non-Director Secretary:	Pablo Bieger Morales	07/29/03	—	—

Non-Director Deputy Secretary	Carmen Rodríguez Martín	02/19/02	—	—

Note 1: The regulations of ANTENA 3 TELEVISION board of directors, approved by the Board itself on July 29, 2003, establish that (i) the title of Executive director corresponds to the Chairman, the Managing Director and any Director that undertake management responsibilities within the company or any subsidiary.(ii) the title of Nominee Director correspond to the Directors who have been proposed by shareholders with stable significant holdings in the Company’s capital stock

The current ANTENA 3 TELEVISIÓN Chairman has been appointed at the proposal of Kort Geding, S.L. Although the Chairman of the Board of Directors has the status of an Executive Director under the above-mentioned Regulations, the current Chairman of the Board of ANTENA 3 TELEVISIÓN has not been given any executive functions and does not have any powers delegated by the Board. And for this reason the above table shows him as a nominee director.

Note 2. As mentioned in the following section VI.3, The Company Kort Geding, S.L. is a subsidiary of Grupo Planeta.

Note 3.- Independent Directors are professionals of recognized prestige who do not have any professional, commercial or employment relationship with the significant shareholders or with the executive team. As describe in section VI.11, Mr. Pedro Ramon y Cajal, through the position he has as a partner of a Law firm, keeps a professional relationship with the Company that started in 1997 with one transaction and still continues alive. The Company believes that the compensation received by Mr. Pedro Ramon y Cajal Law Firm for his professional services doesn’t affect his independence. It expected that Mr. Pedro Ramon y Cajal´s Law firm wont receive more work from the Company..I.1.2. below sets forth the requirements imposed by the above-mentioned Regulations to be appointed an Independent Director.

The Directors appearing as Independent Directors in the above table were appointed at the proposal of TELEFÓNICA, S.A. However, TELEFÓNICA, S.A. has given notice its intention to leave ANTENA 3 TELEVISIÓN capital stock before November 29, 2003. Consequently, TELEFÓNICA, S.A. no longer has a stable holding in the capital stock of ANTENA 3 TELEVISIÓN.

The management, administration and representation of ANTENA 3 TELEVISIÓN are entrusted to the Board of Directors, notwithstanding the powers held by the Shareholders’ Meeting by law and pursuant to the Bylaws. The Bylaws of ANTENA 3 TELEVISIÓN do not impose restrictions on the eligibility of Directors or of the Chairman.

Pursuant to Article 31 of the Bylaws, a Board meeting is deemed validly convened when one half plus one of its members attend the meeting in person or by proxy. Resolutions are adopted by a majority of those attending the meeting unless the affirmative vote of a greater number of Directors is statutorily required for certain resolutions to be valid.

As of the verification date of this Prospectus, there are 11 Directors following the resignation of Eduardo Sanfrutos Gambín, although the number of Directors set by the Shareholders’ Meeting is 12, within the minimum (5) and maximum (15) numbers set by Article 29 of the Bylaws, so as of the verification date of this prospectus there is a vacancy in the Company’s Board of Directors.

Directors are elected by the Shareholders’ Meeting for a term of five years, and may be re-elected indefinitely for further five-year terms. There is no age limit on being a Director.

The Board elects its Chairman from among its members, and may appoint one or more Deputy Chairmen. Under Article 29 of the Bylaws, the Chairman chairs meetings of the Board of Directors and, if appropriate, of the Executive Committee; moderates the deliberations of the Company’s bodies chaired by him; and exercises any other powers attributed to him by law or pursuant to the Bylaws.

The Board also elects one Secretary and may appoint one or more Deputy Secretaries, who do not have to be Directors.

The Bylaws provide that the Board must meet whenever the interests of the Company so require and at least once every two months and whenever deemed appropriate by the Chairman or requested by three Directors. Nonetheless, to date the Board of Directors of ANTENA 3 TELEVISIÓN usually meets once a month.

The Board of Directors of the Company met 11 times in 2002, and has met 12 times in 2003 up to the registration date of this Prospectus.

VI.1.2 Delegation of powers and Regulations of the Board of Directors

a) Delegation of powers:

•	Managing Director: Article 32 of the Bylaws provides that the Board of Directors may designate one or more Managing Directors and delegate to them such powers as it deems necessary, except for those which are nondelegable by law or pursuant to the Bylaws. The appointment and removal of, and granting and revocation of powers to, the Managing Director shall require the affirmative vote of at least two thirds of the Board members. At its meeting on June 30, 2003, the Board of Directors of ANTENA 3 TELEVISIÓN designated Maurizio Carlotti as the Managing Director.

•	Executive Committee: Article 32 of the Bylaws provides that the Board of Directors may, with the vote of two thirds of its members, delegate to a Executive Committee, indefinitely and until their revocation is resolved by another two-thirds majority, all or some of the powers of the Board, except for those which are nondelegable by law. Article 32 also provides that the Excutive Committee must be composed of not less than 3 and not more than 9 members, who should be designated from among the members of the Board of Directors. The Chairman of the Board and the Managing Director, if such post has been filled, will in any case and by reason of their office, form part of the Executive Committee. The appointment and removal of members of the Executive Committee requires the vote of at least two thirds of the members of the Board of Directors.

The Executive Committee will be chaired by the Chairman of the Board or by whomever is designated by the Board, and the Board Secretary, or whoever is designated by the Board, will act as Secretary. The Secretary does not have to be a Board member.

Executive Committee meetings will be called by the Chairman. The Committee will meet whenever the Company’s interests so require and, regularly, once a month, unless the Chairman does not consider it necessary. Resolutions will be adopted by a majority of its members attending in person or by proxy. In the event of a tie, the Chairman will have the casting vote.

The Executive Committee was created through a Board of Directors Resolution dated on June 7th; 1998.The Committee was registered in the Mercantile Registry as “Management Committee”. To Executive Committee has been delegated all powers of the Board of Directors, except for those which are non-delegable by Law. Such delegation was adopted by resolution of the Boards of Director dated July 22, 1992.

On the registration date of this Prospectus, the Executive Committee is composed of the following members:

Members of the Executive Committee	Office	Status
José Manuel Lara Bosch	Chairman	Nominee Director*
Maurizio Carlotti	Member	Executive
Marco Drago	Member	Nominee Director
Joan David Grimà Terré	Member	Nominee Director
RTL Group Communications, S.L. (represented by Nicolás Abel Bellet de Tavernost)	Member	Nominee Director
Pablo Bieger Morales	Secretary
Carmen Rodríguez	Deputy Secretary

*	As mentioned earlier, the current Chairman of the Board of ANTENA 3 TELEVISIÓN has not been given any executive functions and does not have any powers delegated by the Board, consequently, in despite of the provision of the Regulations of Board of Director, the above table shows him as Nominee Director.

To date, the Executive Committee of ANTENA 3 TELEVISIÓN usually meets once every fifteen days. The Executive Committee met 15 times in 2002 and has met 16 times in 2003, up to the registration date of this Prospectus.

b) Regulations of the Board of Directors

At its meeting on July 29, 2003, the Board of Directors of ANTENA 3 TELEVISIÓN approved the Regulations on the Organization and Functioning of the Board (the “Board Regulations”), following most of the recommendations set forth in the Report on the Governance of Listed Companies, prepared by the Special Committee on the study of a Code of Ethics for Boards of Directors of Companies (generally known as the “Olivencia Code”) and the Report of the special Committees to encourage the Transparency and Security of listed companies (generally known as Aldama Report). ANTENA 3 TELEVISIÓN considers that the Board Regulations are in line with most of the Olivencia Code recommendations, or the changes that the Aldama Report might have added.

Pursuant to Article 115 of Securities Market Law 24/1998, at the Shareholders’ Meeting held on August 29, 2003, the Shareholders were apprised of the contents of the Board Regulations, as stated in the agenda for the meeting.

The basic contents of the Board Regulations came into force when they were approved and affect, inter alia, the Board of Directors, the compensation of its members, the composition and functions of the Board’s committees and conflicts of interest, and the most noteworthy aspects were the following:

Board of Directors:

•	The Board of Directors performs as many acts as may be necessary to comply with the corporate purpose set forth in the Bylaws. The principle that must govern the conduct of the Board of Directors at all times is maximization of the company’s value.

•	The Board expressly reserves, inter alia, the following powers: (i) to appoint Directors in the event of vacancies, by the co-optation system, until the next Shareholders’ Meeting; ii) to accept, if appropriate, the resignation of Directors; iii) to designate and remove the Chairman, Deputy Chairman, Managing Director, Secretary and Deputy Secretary of the Board of Directors; iv) to delegate functions to any of its members, as provided for by law and pursuant to the Bylaws, and to revoke such functions; v) to appoint and remove the Directors who are to form part of the various committees provided for in the Bylaws and in the Board Regulations; vi) to prepare the financial statements and submit them to the Shareholders’ Meeting; vii) to submit the reports and proposals for resolutions which, as provided by law and pursuant to the Bylaws, must be prepared by the Board of Directors for perusal and, if appropriate, approval by the Shareholders’ Meeting; viii) to set the economic objectives of the Company and approve, at the proposal of Senior Management, the strategies, plans and policies aimed at the attainment of those objectives, the pursuit of such activities being overseen by it; ix) to regulate its own organization and functioning, as well as that of the Company’s Senior Management and, in particular, amend the Board Regulations; x) to exercise the powers granted to the Board of Directors by the Shareholders’ Meeting, although it may only delegate such powers if expressly so provided by a resolution of the Shareholders’ Meeting, as well as other powers afforded to it under the Board Regulations; xi) to set the policy on treasury stock within such framework, if any, as may be determined by the Shareholders’ Meeting; xii) to authorize Company transactions with Directors that could give rise to a conflict of interest; xiii) to determine the policy on information and communication with shareholders, markets and the general public; and xiv), in general, to decide on business or financial transactions of particular importance to the Company.

•	According to the Board Regulations the Board will procure to have the external or nonexecutive Directors (i.e., Nominee and Independent Directors) represent a broad majority over the Executive Directors on the Board.

The Regulations do not contain a specific rule on what proportion must exist between the various types of Director. Nonetheless, the current composition of the Board is 8 Nominee Directors, 1 Executive Directors and 2 Independent Directors.

•	All the Directors have the same rights, duties and responsibilities.

Directors:

•	Persons appointed as Director must, in addition to meeting the statutory and bylaw requirements required for the office, also be of recognized prestige and have the personal knowledge and experience required for the performance of their functions.

•	Persons who have, or have had in the last two years, any material, stable relationship with Company Management, or have family ties or professional or commercial relationships with the Company’s Directors, executives or other senior executives cannot be proposed or designated as Independent Directors, nor must they have any stable relationship with Nominee Directors or with entities or business groups represented by Nominee Directors.

In particular, the following cannot be proposed or designated as Independent Directors: a) persons who hold, or have held in the last two years, executive office at the highest level in the Company or in any of its subsidiaries, or persons who hold executive office at the highest level position in entities or groups owning significant holdings in the Company capital stock; b) persons who directly or indirectly, in the last two years have made or received payments to or from the Company or any of its subsidiaries, or persons who make or receive payments to or from entities or groups owning significant holdings in the Company, where such payments could compromise their independence; c) any persons who have, or may have had, another relationship with the Company, or with any of its subsidiaries, or with the entities or groups owning significant holdings in the Company, which, in the view of the Appointments and Compensation Committee, could impair their independence; or d) the family members—up to the fourth degree of kinship—of anyone who is, or has been in the last two years, an Executive Director or Senior Executive at the Company.

•	No special requirement for becoming Chairman or Deputy Chairman is imposed.

•	The Regulations govern the rights and duties of the Directors, including their duty to abstain in the event of occasional conflicts of interest and the restriction on pursuing certain activities that could give rise to a conflict of interest with the Company.

Committees

The Board Regulations provide for the setting up of the following Committees: the Executive Committee, the Audit and Control Committee and the Appointments and Compensation Committee.

•	The Executive Committee shall be made up of not less than three and not more than nine members, to be designated from among the Directors. The Chairman of the Board of Directors and the Managing Director, if such post has been filled, must be members of the Executive Committee.

•	The Audit and Control Committee:

Pursuant to Article 47 of Law 44/2002 on Measures for the Reform of the Financial System, which introduced a new Additional Provision to Securities Market Law 24/1988, companies whose shares are admitted to trading on official secondary securities markets must have an Audit Committee. Accordingly, the Shareholders’ Meeting on April 28, 2003 approved the inclusion of a new Article in the Bylaws, providing for an Audit and Control Committee to be formed within the Board of Directors and regulating its internal functioning and composition pursuant to the Securities Market Law.

The Committee will be made up of not less than three and not more than five Directors. The Board of Directors will designate its members. All members of the Committee must be Nonexecutive Directors. The functions of the Committee are the preparation of studies and the submission of proposals to the Board, mainly with respect to (i) reporting, through its Chairman, to the Shareholders’ Meeting on issues raised by shareholders at the Meeting regarding matters falling within the jurisdiction of the Committee; ii) proposing to the Board of Directors, for submission to the Shareholders’ Meeting, the designation of the Auditor referred to in Article 204 of the Corporations Law and, if appropriate, the scope of its professional mandate and the revocation or renewal of its appointment; iii) overseeing internal audit services; iv) learning about financial information processes and internal control systems; v) dealing with the Auditor with a view to receiving information on any issues which could jeopardize the Auditor’s independence; vi) scrutinizing the financial statements of the

Company and of the Group, especially with respect to their compliance with statutory requirements and the correct application of generally accepted accounting principles; vii) asking the Managing Director, on a quarterly basis, as many questions as may be relevant to the most efficient performance of the Committee’s functions; viii) reporting to the Board of Directors on compliance with the Internal Rules of Conduct on matters relating to securities markets and any others relating to the audit process, as well as receiving information and communicating with the Auditor in accordance with audit legislation and technical audit standards.

The Audit and Control Committee was set up under a resolution of the Board of Directors on June 30 and on of the registration date of this Prospectus, the Audit and Control Committee was composed of the following members:

Members of the Audit and Control Committee	Office	Status
RTL Group, S.A. represented by Thomas Rabe	Chairman	Nominee
Pedro Ramón y Cajal Agüeras	Deputy Chairman	Independent
Ramón Mas Sumalla	Member	Nominee
Joan David Grimà Terré	Member	Nominee
Carmen Rodríguez	Secretary	—

•	Appointments and Compensation Committee:

The Committee will be made up not less than three and not more than five Nonexecutive Directors. The Board of Directors designates its members in the same proportion as that on the Board of Directors. The functions of the Committee are the preparation of studies and the submission of proposals to the Board with respect to, inter alia i) designing and reporting on the rules to be followed in determining the composition of the Board of Directors; ii) reporting on a preliminary basis on all proposals submitted by the Board of Directors to the Shareholders’ Meeting for the appointment, reelection, ratification or removal of Directors, even in cases of co-optation for the Board of Directors itself, as well as with respect to the members of each Committee of the Board of Directors; iii) proposing to the Board, for submission for approval by the Shareholders’ Meeting, the form and amount of Directors’ compensation, both as Directors and for the performance at the Company of functions other than those of Director; iv) reporting on the approval or modification of rules governing the work of the Company’s managing bodies and, in particular, on the Regulations of the Board of Directors and of the Shareholders’ Meeting; v) ensuring Directors’ compliance with their obligations and, if appropriate, issuing reports on potential breaches of such obligations; vi) apprising and informing the Board of the appointments and compensation of Directors and Senior Executives of Group companies; vii) apprising and informing the Board of the appointments and compensation of Senior Executives of the Company; viii) proposing to the Board of Directors the basic terms and conditions for hiring Senior Executives, and apprising and informing the Board of the actual application of such terms and conditions; ix) proposing to the Board of Directors the general policy on incentives and bonuses for meeting objectives applicable to the Senior Executives of the Company and of its subsidiaries; x) asking the Managing Director, on a quarterly basis, as many questions as may be relevant to the most efficient performance of the Committee’s functions; xi) preparing and keeping a record of the statuses of the Directors and Senior Executives of the Company and of its Group companies; and xii) reporting on the situations provided for in Articles 3, 36, 37, 38 and 40 of the Regulations.

The Appointments and Compensation Committee was set up by a resolution of the Board of Directors on June 30, 2003.

As of the date of registration of this Prospectus, the Appointments and Compensation Committee was composed of the following members:

Members of the Appointments and Compensation Committee	Office	Status
Joan David Grimà Terré	Chairman	Nominee
RTL Group Communications, S.L. (represented by Nicolás Abel Bellet de Tavernost)	Deputy Chairman	Nominee
José Creuheras Margenat	Member	Nominee
Pedro Antonio Martín Marín	Member	Independent
Carmen Rodríguez	Secretary	—

VI.1.3 Internal Rules of Conduct

In compliance with the provisions of Royal Decree 629/1993, on Rules of Conduct in Securities Markets and Mandatory Registers, the Board of Directors of ANTENA 3 TELEVISIÓN met on July 29, 2003, and approved a set of Internal Rules of Conduct with respect to the securities issued by ANTENA 3 TELEVISIÓN and traded on organized markets.

The wording of the Rules of Conduct was filed in the CNMV registers and will come into force on the date on which ANTENA 3 TELEVISIÓN shares begin trading on the Spanish stock exchanges. The Rules of Conduct include, inter alia, rules on the confidentiality of information, transactions by the persons included within its scope, the policy on treasury stock, communication of relevant events and conflicts of interest.

The Internal Rules of Conduct apply to the following persons:

•	the members of the Board of Directors of ANTENA 3 TELEVISIÓN;

•	the members of the Board Committees of ANTENA 3 TELEVISIÓN;

•	executive personnel of ANTENA 3 TELEVISIÓN and their administrative staff;

•	personnel belonging, at any given time, to the General Secretary’s Office and the Office of the Secretary of the Board and of its Committees, Legal Department, Finance Department, Commercial Department, Human Resources Department, etc. or any Departments of ANTENA 3 TELEVISIÓN which, by any other name, take on similar functions or for any other reason have access to Insider or Relevant Information up to and including Department Manager level;

•	outside advisors which, for any reason, have access to Insider or Relevant Information; and

•	in general, any other employee of ANTENA 3 TELEVISIÓN who, in the opinion of the Regulatory Compliance Committee, may have access to data and information which ANTENA 3 TELEVISIÓN has a legitimate interest in keeping confidential, and all those who occasionally and in relation to a certain transaction make use of confidential information.

VI.1.4. Managers and other persons with management duties at the highest level

In addition to the Chairman and the Managing Director, the following managers and other persons with management duties at the highest level in ANTENA 3 TELEVISIÓN (“Senior Executives”) are:

Post	Name
Management General Manager	Silvio González Montero
Coordination Central Manager	Giorgio Sbampato
Communications Central Manager	Braulio Calleja
Legal Department Central Manager	Carmen Rodríguez
Television Content Deputy General Manager	Javier Bardají
General Secretary	Ignacio Ayuso Canals
Finance Manager	Antonio Manso
Commercial Manager	Eduardo Olano

VI.2 TYPES OF INTEREST IN THE COMPANY HELD BY DIRECTORS, SENIOR EXECUTIVES AND OTHER PROFESSIONALS

VI.2.1 Voting shares and other securities carrying share acquisition rights

The following is a table of the voting shares in ANTENA 3 TELEVISIÓN held by members of the Board of Directors and Senior Executives.

Director	No. of Shares Held Directly	No. of Shares Held Indirectly	% of Capital Stock	Shares Represented
				Name	No. of Shares	% of Capital Stock
José Manuel Lara Bosch	0	—		Kort Geding	15,333,456	27.60%
Marco Drago	0	—		Kort Geding
José Creuheras Margenat	0	—		Kort Geding
Ramón Mas Sumalla	0	—		Kort Geding
José Luis Díaz Fernández	0	—		SCH Group	8,881,100	15.99%
Joan David Grimà Terré	1,000			SCH Group
RTL Group, S.A. (rep. by Thomas Rabe )	0	9,593,125	17.27		0	0
RTL, Group Com., S.L. (rep. by Nicolas Abel Bellet de Tavernost)	9,593,125	—	17.27
Maurizio Carlotti	0	—	0	—	—	—
Pedro Antonio Martín Marín	250		0.0004	—	—	—
Pedro Ramón y Cajal	1	—

TOTAL	9,594,376	9,593,125	17,27		24,214,446	43,59%

None of the Senior Executives own a direct or indirect holding in the capital stock of ANTENA 3 TELEVISIÓN.

The shares owned by the members of the Board of Directors at the last Shareholders’ Meeting held on August 29, 2003, represented 94.99% of the capital stock of ANTENA 3 TELEVISIÓN.

VI.2.2. Involvement of Board members and Senior Executives in transactions

The members of the Board of Directors, the Company’s Senior Executives and other persons representing the Company at the highest level are not currently, nor were they last year, directly or through persons or entities related to them, involved in unusual or significant transactions of ANTENA 3 TELEVISIÓN. Section VI.11 describes the main related-party transactions.

VI.2.3. Salaries, attendance fees and compensation

Article 34 of the Bylaws provides that the compensation of the Board of Directors consists of fees for attending Board meetings, the amount of which will be decided by the Shareholders’ Meeting each year or for as many years as may be stipulated by the Shareholders’ Meeting itself, and different attendance fees may be established for different Directors.

Members of the Board of Directors of ANTENA 3 TELEVISIÓN receive during 2002 and the period between January 1, 2003 to September 30,2003 the following as amounts from ANTENA 3 TELEVISION:

The previous Executive Committee had 13 members, being two of them Senior Executives. Those Senior Executives left their executive positions as of July, 16 2003.

Headings	2002 (euros)	As of September 30 2003.	Amounts bear but not paid to current members of the Board of Directors
Attendance fees	584,000	657,600	29,400
Wages and salaries	745,801	911,635
Compensation in kind	7,041	—
Others	—	3,786,376	—
Others	1,336,842-	3,786,376	29,400

In connection to the amounts from the above table, since January 1st, 2003 until September 30th, 2003, 67% of the attendance fees correspond to the members of the previous Board of Directors, as well as the 100% of salaries and compensation in kind.

The amounts referred on the above table except those corresponding to Attendance fees were the amounts received by those Members of the Board of Directors that were also Senior Executives, so they were entitled to receive such a fees.

The current Managing Directors of ANTENA 3 TELEVISIÓN did notreceive any of the amounts other mentioned above. Those amounts are still pending to be paid. As of the date of this Prospectus, the company has not detailed to the Managing Director the final compensation that he will receive because of his position as one of the Senior Executives. The company has established a endowment equivalent to an amount that corresponds to what the Company would pay in similar circumstances, in this case the amount is 420,000 euros.

The heading “others” from the above table corresponds to the compensation received by the directors as a result of the termination of their contracts as directors of the Company.

The Directors of ANTENA 3 TELEVISIÓN did not receive salaries, attendance fees or compensation for other services provided to ANTENA 3 TELEVISIÓN itself or to other ANTENA 3 Group companies in 2002 or in the period between January 1st and September 30th, 2003.

As of the date of verification of this Prospectus there was no amount outstanding to the former members of the Board of Directors.

The Shareholders’ Meeting on August 29, 2003 resolved that the fees for attending the meetings of the various corporate bodies would be as follows:

•	Board of Directors: €3,000 per attendee and meeting.

•	Executive Committee: €3,600 per attendee and meeting.

•	Audit and Control Committee: €3,000 per attendee and meeting.

•	Appointments and Compensation Committee: €3,000 per attendee and meeting.

Since January 1st, 2002 until the date of approval of the attendance fees by the Shareholders Meeting, the Board of Directors has hold 21 sessions, accruing 696,000 euros for attendance fees that has been paid to the Directors with the exemption of the current Managing Director. The Executive Committee has hold 29 meetings, accruing 500,400 euros that has been paid, with the exception of the current Managing Director.

Since the date of approval by Shareholders Meeting of the above mentioned attendance fees until the date of verification of this Prospectus, it’s been hold the following meetings: a )2 Board of Directors meetings that accrues 57,000 euros from which 51,000 euros has already been paid. So far, the Managing Director of the Company has not received any amount for the attendance to the Board of Directors Meetings. b) 2 Executive Committee meetings. that accrues 43,200 euros from which 36,000 euros has already been paid. So far, the Managing Director of the Company, haven’t received any amount for the attendance to the Executive Comittee Meetings. c) 3 Audit and Control Committee meetings that accrues 15,000 euros that has already been paid and; d) 1 Appointments and Compensation Committee meeting that accrues 12,000 euros that has already been paid.

The foregoing amounts will be in force until the Shareholders’ Meeting resolves to modify them.

In 2002 and during the first nine months of 2003, Senior Executives received, respectively, the following amounts:

(Amounts in Euros)	2002	September 30, 2003
Wages and salaries	2,099,517	1,859,268
Compensation in kind	20,510	7,.296

Other	1,190,100	1,441,712

Total	3,310,127	3,308,249

The previous table doesn’t include the salaries, retribution or any other kind of payment received by the Senior Executivesthat were also part of the Board of Directors.

In 2002, the composition of the group of Senior Executives included 8 people, whilst after the changes imposed by the Managing Team includes 7 people.

Since January 1 to September 30, 2003; 70% of wages and salaries corresponds to the previous Senior Executives Team. As for compensation in kind, they will receive 79% and a 100% of the other concepts paid in 2003.

The heading “others” from the above table corresponds to the compensation received by the Senior Executives as a result of the termination of their contracts as directors of the Company. During 2002, two contracts with Senior Executives were terminated whilst in 2003; the number of terminations was three. The current Senior Executives haven’t received any amount from any subsidiary of ANTENA 3 GROUP with exception of the previously mentioned ones.

On of the date of verification of this Prospectus there were no outstanding payments to former Senior Executives or Current Senior Executives.

Certain Senior Executive contracts endorsed by ANTENA 3 Group subsidiaries, contains compensation clauses by termination of contract for a total amount of 4,379,000 euros. The Managing Director contract is yet to be signed.

As of the date of registration of this Prospectus, as mentioned in Chapter VII, the Company was studying various alternatives for establishing an executive compensation system for the Company Senior Executives, the objectives of which are aimed at encouraging the executive team to remain at the Company, and bringing the objectives of the persons forming the executive team in line with those of ANTENA 3 TELEVISIÓN shareholders. The design of the aforementioned system is still in process, although it is expected to be submitted to the Company’s Board of Directors before the end of 2003, or, to the General Shareholders meeting during the fiscal year 2004.

VI.2.4. Pension and life insurance obligations

ANTENA 3 TELEVISIÓN has not entered into pension or life insurance obligations with the members of the Board of Directors.

ANTENA 3 TELEVISIÓN has taken out an annually renewable life insurance and disability policy for its executives with the Antares insurance company.

ANTENA 3 TELEVISIÓN has also taken out health insurance for its executives with the Cigna insurance group.

ANTENA 3 TELEVISIÓN made the following contributions to the life and health insurance policies for Senior Executives in 2002 and during the first six months of 2003:

	2002	September 30, 2003
Life insurance	3,771.57	4,233.39
Health insurance	10,679.34	19,018.90
Total	14,450.91	23,252.29

VI.2.5. Advances and loans granted, and guarantees given by the Issuer, to and for Directors or Senior Executives

ANTENA 3 TELEVISIÓN has not granted advances or loans to its Directors or Senior Executives.

VI.2.6. Significant activities by Directors and Senior Executives outside the Company

Of the persons mentioned in section VI.1, according to what was stated by them to the Company, the following engage in the significant activities listed below outside ANTENA 3 TELEVISIÓN:

Name	Offices in Other Listed and/or Significant Companies
José Manuel Lara Bosch	Managing Director of Grupo Planeta Director of Logista Director of Mercapital Director of Banc de Sabadell

Maurizio Carlotti	Director of UNIPREX, S.A. and,Director acting on a several basis, of Publicidad 3, S.A.

Marco Drago

Chairman of the Board of Directors of De Agostini SpA,

Director of Instituto Geografico De Agostini SpA,

Director of Twice SpA,

Director of Limoni SpA,

Director of Lottomatica SpA,

Director of Mikado Film SpA,

Director of Toro Assicurazioni SpA,

Director of De Agostini Communication B.V.

Director of Editions Atlas S.A.

Deputy Chairman of Grupo Planeta De Agostini

Director of Logista S.A.

Chairman of Dea Multicom S.A.,

Director of De Agostini International B.V.

José Creuheras Margenat

Managing Director of Inversiones Hemisferio, S.L.

Director of Planeta Corporación, S.R.L.

Director of Espasa Calpe, S.A.

Director, acting on a several basis, of de Kort Geding, S.L.

Director of Grupo Planeta De Agostini, S.L.

He is also a representative of Inversiones Hemisferio, S.L. which is the Director of: Parques Reunidos, S.A., Bussitel, S.A.; Caufec, S.A., Sunroad, S.L.; Webline Invest, S.L.; Audio Española 2000, S.A.; La Seda de Barcelona, S.A. He also represents Planeta Corporación S.R.L., which is the Director of Compañía de la Nueva Plaza de Toros de Barcelona, S.L.

Thomas Rabe, representing RTL Group, S.A.

Member of the Board of Directors of the following companies:

Audio Media Investments S.A.

Société Inmobiliere Bayard d’Antin

Broadcasting Center Europe S.A.

Channel 5 Television Group Limited

CLT-UFA Holding S.A.

CLT-UFA S.A.

CLT-UFA Multimedia GmbH

CLT-UFA Niederlassung (Deutschland)

CLT Média Services GmbH

Delux Productions S.A.

Ediradio S.A.

Media Assurances

RTL 4 Radio S.A.

RTL 4 Beheer BV

RTL Plus S.A.

RTL Television GmbH

RTL / de Holland Media Group S.A.

RTL Group Verwaltungs und Holding GmbH

RTL Group Vermoegensverwaltungs GmbH

Sportfive S.A.

Studio Luxembourg S.A.

TVI S.A.

Director UFA Film und Fernseh GmbH

Nicolas Abel Bellet de Tavernost, representing RTL, Group Communications, S.L.

Chairman of the Board of directors of Metropol Televisión.

Chairman of M6 Web S.A.S

Director of Ediradio RTL, S.A.

Managing Director of Extensión TV, S.A.

Managing Director of TFG Gestión, S.A.

Managing Director of Home Shopping Services, S.A.

Managing Director of Societe Nouvelle de Distribution, S.A.

Additionally, he is the legal representative of (i) M6 Publicité , which is a member of the Board of Directors of the following companies: Home Sopping Services, S.A., Tecipress, S.A., Televent Promotio S.A.; (ii) M6 Numerique which is a member of the Board of Directors of TPS Gestion S.A.; (iii) Metropol Televisión, S.A. which is a member of the Board of Directors of the following companies: SASP Futbol Club del Girondins de Boudeaux, M6 Thematique, S.A.; M6 Affairs, S.A.S, M6 Toulouse, S.A. and M6 Bourdeaux, S.A.AS and M6 Foot, S.A.S; (iv) M6 Interactions which is the chairman of the Board of Directors of M6 Dévelopment, S.A.S and M6 Creation, S.A.S

Joan David Grimà Terré	General Manager of the Banco Santander Central Hispano, S.A. Deputy Chairman and Managing Director of the AUNA Operadores de Telecomunicaciones S.A.Director of ACS GRUPO DRAGADOS

Ramón Mas Sumalla

Chairman and Director of Planeta 2010, S.L.

Director of Planeta Actimedia (he also represents Planeta Corporación S.R.L. which is the Chairman of the Board of this company)

Chairman of Catalana de Radiodifusió, S.A.

Chairman of Sociedad de Radio Digital Terrenal, S.A.

Director of Audiovisual Española 2000, S.A.

Director of Unión Ibérica de Radio, S.A.

He is also the representative of Planeta Corporación, S.R.L. which acts as a Director at DeA Planeta, S.L.

Pedro Antonio Martín Marín Pedro Ramón y Cajal Agüeras

Chairman of Hispasat, S.A.

Chairman of Renta 4 Servicios de Inversión, S.A.

Chairman of Renta 4 Sociedad de Valores, S.A.

Chairman of Indra Sistemas, S.A.

Chairman of Sociedad Estatal para la acción cultural Exterior del Estado, S.A,

Director-Chairman of Hispasat, S.A.

Consorcio público casa de América, S.A.

The following Senior Executives form part of the following ANTENA 3 Group companies; Silvio González Moreno and Ignacio Ayuso Canals are Directors of UNIPREX, S.A., Eduardo Olano is a Director of Movierecord Cine, S.A. and UNIPREX, S.A. ,Antonio Manso is a Director of Antena 3 Castilla-León, S.A., Movierecord Cine, S.A. and Nova Televisió, S.A. and Carmen Rodríguez is a Director of Factoría de Ficción, S.A. and the Non-Director Secretary of UNIPREX, S.A. and Movierecord Cine, S.A.

VI.3 CONTROL OF THE ISSUER

As of the date of registration of this Prospectus, the following were the main shareholders of ANTENA 3 TELEVISIÓN, whose aggregate holding in the capital stock of ANTENA 3 TELEVISIÓN totaled 95%:

Kort Geding, S.L.: holding 15,333,456 shares of ANTENA 3 TELEVISIÓN, which represent 27.60% of the capital stock of ANTENA 3 TELEVISIÓN. 55% of this company is owned by Planeta Corporation, S.R.L(parent Company of Planeta Group) and 45% by the Company DeA Multicom, S.A. by 45% throught the Italian Company De Agostini S.p.a. 25.10% of the ANTENA 3 TELEVISIÓN shares owned by Kort Geding are pledged to La Caixa as security for the loan from La Caixa for the acquisition of the shares. The rights to vote correspond to Kort Geding, S.L.

The stake in the stock of Planeta Corporación, S.R.L. correspond to D. José Manuel Lara Bosch, a Dª Mª Isabel Lara Bosch, a Dª Inés Lara Bosch y a Dª Mercedes Hoces Moreno by their own, and in legal representation of their underage children. Any of the mentioned people hold individually the control of Planeta Corporación, S.R.L..

As of December 31, 2002., the ownership of the stock of Agostini, SpA corresponded to 21 shareholders including usufructuaries, individuals, and corporate persons The main shareholders are individuals from the families Drago, Ferrari Ardicini, y Boroli and the company SOFINIO, S.R.L.(9,3% of Stock).

Banco Santander Central Hispano, S.A (SCH).: holding 3,161,000 shares (5.69% of the capital stock of ANTENA 3 TELEVISIÓN) directly and 5,720,100 shares (10.30% of the capital stock of ANTENA 3 TELEVISIÓN) through its group Company, Macame, S.A. with a participation of 90.095% by SCH and and 9.9% by Cantabro Catalana de Inversiones (Participated by SCH by 99.99%), yielding an aggregate holding (direct and indirect) in the capital stock of ANTENA 3 TELEVISIÓN of 15.99%.

RTL Group Communication, S.L. Sole-Shareholder Company: holding 9,593,125 shares, which represent 17.27% of the capital stock of ANTENA 3 TELEVISIÓN. This Company is a subsidiary of RTL Group, S.A, through the German Company UFA Film GMBH, the direct shareholder of RTL Group Communications, S.L.U.

Telefónica; S.A.: directly or indirectly holding 18,964,650 shares of ANTENA 3 TELEVISIÓN, which represent 34.14% of the capital stock of ANTENA 3 TELEVISIÓN. The Shareholders’ Meeting of TELEFÓNICA, S.A. on April 11th, 2003, and its Board Meeting on September 24th, resolved to allocate the additional premium share reserve to its shareholders, as a distribution in kind, by delivering shares representing 30% of the capital stock of ANTENA 3 TELEVISIÓN.

As of the date of filing this Prospectus, the shareholders of ANTENA 3 TELEVISIÓN had executed the agreements, the terms of which are summarized below and have been reported to the CNMV and will be registered at the Mercantile Registry pursuant to Article 112 of the Securities Market Law, so they state as certifying documents.

Agreement between Planeta Corporación, S.R.L. (“Planeta”) and Banco Santander Central Hispano, S.A. (“SCH”)

This agreement, executed on October 15, 2003, establish the agreement from SCH to keep up to June 26, 2003 a number of shares of ANTENA 3 TELEVISIÓN representing at least 10% of its capital stock, as well as the voting and other nonfinancial rights inherent therein, therefore SCH will not be able to transmit, charge or encumbrance by any mean the abovementioned participation, except to Companies belonging to SCH group., SCH grants Kort Geding, S.L.a preemptive right of acquisition up to July,25 2007, over the shares of ANTENA 3 TELEVISIÓN which are held by any SCH Group company and which SCH wishes to sell to a third party or on a stock exchange.This right would be regulated as follows: a) Kort Geding may exercise its right independently to the number of shares that SCH might transmit. B) it should be exercised over the number of shares that SCH Group wishes to sell to a third party or on a stock exchange, with exception of the case of tender offer. In the latter case, the preemptive right of acquisition will be exercised up to the number of shares immediately inferior to the amount required by the mandatory legal obligation.

If on any date earlier than June 25, 2003, Kort Geding would try to sell a number of ANTENA 3 TELEVISION shares, equal or superior to 5%, SCH will have the right, but not the obligation, to participate on that sell. In the case that SCH would exercise the above mentioned right, ANTENA 3 TELEVISION shares will be prorated between SCH and Kort Geding, depending on their respective stock proportion.

Kort Geding and SCH bind themselves to keep the current composition of the Board of Directors and the Executive Committee during the life of the above-mentioned agreement. The composition is as follows:

Board of Directors:(i) 4 Directors designated by Kort Geding, the President will be selected among them; (ii) a recognized prestige Managing Director; (iii) 2 Directors designated by SCH Group; (iv) 2 Directors designated by RLT Group and (v) 3 independent Directors.

Executive Committee: (i) Managing Director; (ii) 2 directors designated by Kort Geding; (iii) a Director designated by BCSH Group and;(iv) 1 Directors designated by RLT Group.

However, the agreement sets forth a number of matters on which the representatives the Executive Committee has exclusive authority such a:

•	a) transactions and agreements for an amount exceeding €20,000,000;

•	b) investments in capital or fixed assets in an amount exceeding €10,000,000;

•	c) the formation of subsidiaries or the taking up of business interests for an amount exceeding €5,000,000;

•	d) disposal of assets for a book or market value exceeding €10,000,000;

•	e) obtainment of financing and creation of charges on assets for an amount exceeding €10,000,000;

f) transactions to borrow an amount exceeding €10,000,000

With respect to related-party transactions, Grupo Planeta agrees to instruct the Managing Director to submit for the approval of the Executive Committee any transactions whose individual amount exceeds €2,000,000 and, in any case, to report on any other related-party transactions for a lower amount at the next meeting held by the Executive Committee.

SCH has the right to terminate the obligations of continuance and maintenance of the Board of Directors and the Executive Committee when the net income of ANTENA 3 TELEVISION will be part of the following circumstances: (i) to be as of December 31, 2004 inferior, al least by 15%, to the figure correspondent to December 31, 2003; (ii) to be as of December 31, 2004 inferior by 25% to the expected approved budget for 2004; (iii) to be as of December 31, 2005 inferior by 10% to the figure correspondent to December 31, 2004;or (iv) to be as of December 31, 2005 inferior by 25% to the expected approved budget for 2005, as described in the agreement.

Agreement between Planeta Corporación, S.R.L. (“Planeta”), De Agostini, S.p.a. (“De Agostini”) Kort Geding, S.L. (“Kort Geding”) and RTL Group Communications, S.L. (“RTL Group”) and RTL Group, S.A. (“RTL”)

This agreement, executed on June 30, 2003, contains clauses referring to certain restrictions on the acquisition of shares of ANTENA 3 TELEVISIÓN and on the management and composition of the Company’s governing bodies.

Shareholder Structure:

•	Restrictions on the acquisition of shares in ANTENA 3 TELEVISIÓN by the parties:

RTL Group cannot acquire ANTENA 3 TELEVISIÓN shares in addition to the 17.23% holding it already owns until the earlier of the following dates: (i) when Kort Geding acquires 31.10% of the capital of ANTENA 3 TELEVISIÓN, or (ii) 22 days after the actual admission to listing of ANTENA 3 TELEVISIÓN shares. The latter restriction prevent RTL from ,among other things, proposing tender offers, or execute contracts with regards to the option of acquisition of share, during the above mentioned period.

As from either of the foregoing dates, Kort Geding may freely increase its holding in ANTENA 3 TELEVISIÓN up to a maximum of 40% and RTL Group, up to a maximum of 24.99%.

Kort Geding, however, may increase its holding up to 49.99% provided that it serves notice on RTL Group of any acquisition of shares which raises its holding above 40%. In such case, RTL Group may also acquire shares representing up to 35% of the capital stock of ANTENA 3 TELEVISIÓN.

The agreement provides for the right of the other party to receive information on the intention to dispose of all or some of the shares, so that such other party may submit a purchase offerduring a 15 business days period. During this period the party proposing the transfer will refrain from entering into negotiations with any third party. This right is not to be deemed a preemptive right to acquire the shares.

Should Kort Geding wish to acquire shares of ANTENA 3 TELEVISIÓN, the agreement provides for a right to sell a number of ANTENA 3 TELEVISIÓN shares for RTL Group equal to those which Kort Geding intends to acquire and at the same price and conditions as that at which Kort Geding proposes to acquire the shares. An exception is made in the following cases: (i) the acquisition of shares held by SCH up to a maximum of 18.75% of the capital stock of ANTENA 3 TELEVISIÓN, and (ii) acquisitions in the stock market with unidentified transferors.

•	Control of ANTENA 3 TELEVISIÓN

The parties agree not to exercise control or joint control in concert with a third party over ANTENA 3 TELEVISIÓN, “control” meaning the designation of more than half of the members of the Board of Directors without counting the designation of Maurizio Carlotti as Managing Director.

Governance of ANTENA 3 TELEVISIÓN

With respect to the management of the Company’s governing bodies, the agreement provides that the parties will make their best efforts to procure the results set forth below:

•	Board of Directors: composed of 12/13 members: (i) 4 Directors designated by Kort Geding; (ii) 2 Directors designated by SCH; (iii) 2 Directors designated by RTL; (iv) 3 or 4 Independent Directors; and (iv) Managing Director. The agreement expressly mentions that the parties to the agreement regard Maurizio Carlotti (current Managing Director of ANTENA 3 TELEVISIÓN) as an Independent Director, notwithstanding the provisions of the applicable legislation.

•	Executive Committee: (i) Managing Director; (ii) 2 Directors designated by Kort Geding; (iii) 1 Director designated by SCH; and (iv) 1 Director designated by RTL Group.

•	The agreement also provides for the setting up within the Board of Directors of an Audit and Finance Committee and an Appointments and Compensation Committee, and details their functions. Each party will be entitled to have one representative on each of the two Committees, and the Audit Committee will be chaired by the person designated by RTL Group.

•	With respect to corporate governance best practices, the agreement provides that the “Olivencia Code” and the “Aldama Report” will be taken as a reference on any matter on which the agreement is silent. As a general rule, the above mentioned code and report will be implemented as much as possible.

With respect to related-party transactions, the agreement stipulates, inter alia, that a procedure should be set up at ANTENA 3 TELEVISIÓN to approve transactions arranged between ANTENA 3 TELEVISIÓN and its subsidiaries and any of the parties to the agreement or with companies of their respective groups, referring to the acquisition by ANTENA 3 TELEVISIÓN of content or rights, excluding advertising. The procedure should be based on approval of the transactions by the Managing Director or the Executive Committee, depending on the amount of the transaction. The agreement states certain restrictions in connection to related transactions arm lenght conditions not regulated by the market, or when they are a result of extraordinary transactions.

•	The agreement also contains provisions on other aspects such as: (i) a procedure for adopting specific resolutions such as a) the appointment of the Managing Director, b) investments in fixed assets, c) material modifications to the business plan, and d) transactions not provided for that exceed certain amounts (ii) the approval of the ANTENA 3 TELEVISIÓN 2004-2007 business plan and the 2004 budget; (iii) the dividend policy, in respect of which the parties will make their best efforts to ensure that the policy is to have a high dividend distribution level, at all times having regard to the Company’s best interests, etc.; and (iv) setting up a stock option plan for such Directors and executives as may be determined. Basically, the above mentioned agreements are working procedures, so it doesn´t have any contractual value, nor provide any of the parties the right to veto any of the aforementioned agreements.

Initially, the duration of the agreements is 4 years, although RTL Group can terminate it early provided that it serves notice thereof on Kort Geding within the first week after the date of the first anniversary of the execution of the agreement. The agreement may also be terminated if one of the parties reduces its holding in the capital of ANTENA 3 TELEVISIÓN to below 8.5%.

ANTENA 3 Managing Director has been proposed by Planeta Corporacion, RLT Group, S.A. and SCH.

Taking into account the described agreements reached between the main shareholders, and for the purposes of Article 2.1 of Royal Decree 1197/1991 It’s considered that any of the agreements described in does not constitute a collusion to the effects of the Regime for Public Share Purchase Offers

The Company significant shareholders has made public the following information relating to the intention of remaining in the Company, and the intention of increasing their stake in the Company.

Kort Geding has stated that they are willing to increase their stake in the Company in light of providing a stronger shareholder structure to it. However, the timetable or the conditions that might apply to such increase, haven’t been decided yet. In any case, any increase of the stake will be carried out in compliance with securities market regulations.

RTL Group hasn’t expressed publicly their intentions over a potential increase of their stake in the Company, or the compromise to keep the shares for a long period, further to what it is stated in the contract agreed with Planeta and Kort Geding

Banco Santander Central Hispano hasn’t expressed publicly their intentions over a potential increase of their stake in the Company, or the compromise to keep the shares for a long period, further to what it is stated in the contract agreed with Planeta and Kort Geding.

Regarding TELEFONICA S.A, and as mentioned in this Prospectus, the Company will distribute away its shareholders allocate an additional premium share reserve to its shareholders, as a distribution in kind, by delivering shares representing 30% of the capital stock of ANTENA 3 TELEVISIÓN. TELEFONICA S.A. keeps the ownership or the remaining 4.13%, and of the fraction shares that derives from the application of the exchange ratio. As of November 29,2003 TELEFONICA S.A. will not be able to hold the ownership of shares of ANTENA 3 TELEVISION due to legal requirements, hence, TELEFONICA S.A. has stated that it will act accordingly, getting involved in appropriate financing transactions such a selling the shares directly on the market (if demand allows), or keep an economic exposure to share price variation.

VI.4	BYLAW RESTRICTIONS ON THE ACQUISITION OF HOLDINGS IN THE COMPANY BY THIRD PARTIES

The shares in ANTENA 3 TELEVISIÓN are freely transferable and there is no provision in the Bylaws that entails any restriction or limitation whatsoever on the acquisition of holdings in ANTENA 3 TELEVISIÓN by third parties unrelated thereto.

The foregoing is to be understood to be without prejudice to the limits imposed by industry legislation on the direct or indirect acquisition of holdings in concession-holders of a public television service pursuant to Chapter III of this Prospectus.

VI.5	SIGNIFICANT HOLDINGS IN THE COMPANY’S CAPITAL

As of the date of registration of this Prospectus, Telefónica, S.A., Kort Geding, S.L. Banco Santander Central Hispano, S.A. (directly and through Macame, S.A.) and RTL Group Communication, S.L. were the only companies with a significant holding in the capital stock of ANTENA 3 TELEVISIÓN.

The following table shows the holdings in the capital stock of ANTENA 3 TELEVISIÓN owned by its significant shareholders as off the date of registration of this prospectus, and also a different table with the share distribution of the main shareholders once the Listing has been completed.

Shareholder	Nº of direct shares	Nº of indirect shares.	Total Nº of share	% over capital
TELEFÓNICA, S.A	18,964.50	—	18,964,650	34.14%
Planeta Corporación, S.R.L.	—	15,333,456 (through Kort Gedding, S.R.L.)	15,333,456	27.60%
RTL GROUP, S.A.	—	9,593,125 (through RTL Group Communications, S.R.L.	9,593,125	17.27%
SCH	3,161,000	5,720,100 (through MACAME, S.A.)	8,881,100	15.99%
OTHER SHAREHOLDERS	2,783,669	—	2,783,669	5%
TOTAL	24,909,319	30,646,681	55,556,000	100%

As the date of Listing and once the distribution of 30% of ANTENA 3 TELEVISION capital stock among TELEFONICA S.A. shareholders has been completed, the shareholder composition will be as follows (not taking in account the possible acquisition of ANTENA 3 TELEVISION shares that TELEFONICA S.A might undertake to liquidate shares fractions):

Shareholder	Nº of direct shares	Nº of indirect shares.	Total Nº of share	% over capital
Planeta Corporación, S.R.L.	—	15,333,456 (through Kort Gedding, S.R.L.)	15,333,456	27.60%
RTL GROUP, S.A.	—	9,593,125 (through RTL Group Communications, S.R.L.	9,593,125	17.27%
SCH	3,161,000	5,720,100 (through MACAME, S.A.)	8,881,100	15.99%
TELEFÓNICA, S.A	2,297,850	—	2,297,850	4.14%
OTHER SHAREHOLDERS	19,450,469	—	19,450,469	35%
TOTAL	24,909,319	30,646,681	55,556,000	100%

Once that ANTENA 3 TELEVISION shares has been admitted to listing, any Company will have the right to control ANTENA 3 TELEVISION in the sense of the article 4 of the Securities Market Law.

VI.6	APPROXIMATE NUMBER OF COMPANY SHAREHOLDERS

As of the date of registration of this Prospectus, ANTENA 3 TELEVISIÓN had approximately 119 shareholders.

Nonetheless, prior to the admission to listing of ANTENA 3 TELEVISIÓN shares, Telefónica, S.A. intends to distribute among its shareholders a number of shares of ANTENA 3 TELEVISIÓN representing 30% of its capital stock. The distribution of those shares will lead to a significant increase in the number of ANTENA 3 TELEVISIÓN shareholders.

VI.7	LENDERS OF MORE THAN 20% OF THE COMPANY’S LONG-TERM DEBT

As of December 31, 2002, the lenders of an amount exceeding 20% of the Company’s long-term debt were a group of credit institutions, under a financing agreement dated October 28, 2002, in which JP Morgan Plc, Banesto and ING Bank N.V. acted as “lead arrangers” and JP Morgan Bank, S.A. as Agent. The agreement included: a) a €140 million loan at a variable interest rate, repayable half-yearly and maturing on October 31, 2007, to repay a €138 million bridge loan dated September 10, 2002 from JP Morgan Bank, S.A. to ANTENA 3 TELEVISIÓN (which was, in turn, to finance the acquisition of Uniprex, S.A. and Cadena Voz de Radiodifusión,.); and b) a €90 million revolving credit facility at a variable interest rate and maturing on October 31, 2007 to refinance the historical debt of Uniprex, and Cadena Voz de Radiodifusión. to Grupo Admira Media, (currently Telefónica de Contenidos,.), and to cover other general needs.

As of December 31, 2002 the Company had not drawn down any amount whatsoever under the credit facility. As of June 30, 2003, the total amount of the credit facility was available to the Company.

The aforementioned agreement also provides for financial and reporting obligations, typical of this kind of financing arrangement, with which ANTENA 3 TELEVISIÓN must comply, including, inter alia: sending financial and litigation information to the credit institutions; communicating any legislative changes affecting the Company, and the prohibition of undertake, without prior consent, the following transactions:

Encumbrance of certain assets: When the accounting value of the assets exceed in 2% the Total consolidated assets of ANTENA 3 Group, or when has has it reason of existence in an acquisition transaction.

Mergers and Demergers: Nevertheless, it would be possible to merger when the transaction contemplates that: (i) the total income, EBITDA or total assets of the merged Company will be the same or inferior to (a) 5% of the consolidated total income, EBITDA or consolidated total assets during the merger year, or a 10% of the mentioned headings during the life of the contract; (ii) the debt of the merged Company will be as much or inferior to a 2.5% of the total consolidated assets of ANTENA 3 Group during the merger year and 5% during the life of the contract; and (iii) the EBITDA of the merged Company wont be superior to the negative amount of 5 million Euros.

Spin-off: Nevertheless it would be possible to undertake spin-offs when the accumulated assets to be split will be inferior to 15 million euros and that the split wouldn´t imply changes in the total results of operations, unless those changes are positives.

The agreement also includes the following financial ratios which, if not complied with, could lead, on the terms established therein, to the termination of the agreement:

•	Debt-equity ratio (understood as net debt (consolidated debt – (cash + temporary financial investments) divided by the consolidated EBITDA): 2.00 at December 31, 2003 and on the dates of subsequent consolidated financial statements.

•	Interest hedging ratio (understood as the consolidated EBITDA divided by the financial result (financial expenses – financial revenues) which must be greater than or equal to 7.50 throughout the term of the agreement.

As of the date of registration of this Prospectus, the total amount of the loan was outstanding.

VI.8	SIGNIFICANT CUSTOMERS OR SUPPLIERS

There are no significant customers or suppliers which, on an individual basis, represent a concentration of at least 25% of the sales and purchases of ANTENA 3 TELEVISIÓN.

VI.9	EMPLOYEE STOCK OWNERSHIP ARRANGEMENTS

As of the date of registration of this Prospectus, there was no plan under which personnel participate in the Company’s capital stock.

VI.10 RELATIONSHIP	BETWEEN THE COMPANY AND ITS AUDITORS

Billings for audit services provided to ANTENA 3 TELEVISIÓN and to the various companies making up the ANTENA 3 TELEVISIÓN Group by Deloitte & Touche España, S.L., the main auditor, and by other companies related thereto amounted to €261,672 in 2002, or 32.77% of total billings, while fees for other professional services provided to the various ANTENA 3 TELEVISIÓN Group companies by the main auditor and by other companies related thereto amounted to €536,760 in 2002, or 67.22% of total billings.

VI.11 MAIN	RELATED-PARTY TRANSACTIONS AND CONFLICTS OF INTEREST

Apart from the relationship between the Company and its significant shareholders as a result of the broadcasting of advertising spots at the various ANTENA 3 Group companies –at arm lenght conditions-, the following are the main relationships between ANTENA 3 TELEVISIÓN and related parties:

a)	Relationship with the Telefónica Group: The following are the main transactions with the Telefónica Group, although it is envisaged that TELEFÓNICA will no longer have a significant holding in the capital stock of ANTENA 3 TELEVISIÓN, as soon as the distribution of the additional paid-in capital of ANTENA 3 TELEVISIÓN in the form of shares among its shareholders is completed.

The ANTENA 3 Group entered into agreements with DTS Distribuidora de Televisión Digital, S.A. (“VIA DIGITAL”) for:

•	The unaltered, full and simultaneous live broadcast, on its digital platform, of ANTENA 3 TELEVISIÓN programming. Neither ANTENA 3 TELEVISIÓN nor VÍA DIGITAL received any consideration under this agreement. Before the integration of the two digital platforms, VÍA DIGITAL terminated the agreement in due time and form.

•	The broadcast of “Canal Campero”. Before the integration of the two digital platforms, VÍA DIGITAL interrupted the automatic renewal of this agreement in due time and form. Neither ANTENA 3 TELEVISIÓN nor VÍA DIGITAl received any consideration under this agreement. Since the new platform resulting from the integration of CANAL SATÉLITE DIGITAL and VIA DIGITAL (“Digital +”) does not plan to broadcast Canal Campero, ANTENA 3 TELEVISIÓN no longer produces it.

•	The broadcast of “Canal 24 horas Noticias.” This agreement will remain in force through June 30, 2005. The new platform, Digital +, has included this channel in its programming. The Company will receive €1,502,530 for licensing the Canal 24 broadcast rights to the platform for the 2002/2003 season.

•	- Under an agreement with Telefónica Cable, S.A., Megatrix, S.A. licensed, on a temporary and nonexclusive basis, the public communication right to broadcast Canal Megatrix on the cable network of Telefónica Cable, S.A., during the promotional phase of that channel. Megatrix, S.A. receives €2,494 per year in payment.

•	- ANTENA 3 TELEVISIÓN has two maintenance agreements with Telefónica Ingeniería de Seguridad, S.A. for the security and fire protection systems of its central headquarters in San Sebastián de los Reyes and for its territorial headquarters. ANTENA 3 TELEVISIÓN pays €59,242 and €20,110 per year for these services.

•	- ANTENA 3 TELEVISIÓN also has various cooperation agreements with Telefónica Móviles España, S.A. for the distribution of its news, current events and programming content through the e-moción service of Telefónica Móviles España in the form of voice and multimedia messages, and WAP and HTML technology, for which ANTENA 3 TELEVISIÓN receives payment in proportion to the amounts that Telefónica Móviles España charges to its customers for those services, ranging from 8% to 30% depending on the services billed. Additionally, ANTENA 3 TELEVISIÓN offers news content, through the e-moción menu, to Telefónica Móviles customers. For those services, ANTENA 3 receives a payment of €0.3 per connection by Telefónica Móviles customers, and ANTENA 3 TELEVISIÓN pays Telefónica Móviles an amount equal to 20% of the amounts received, subject to a minimum €0.03 per connection.

•	ANTENA 3 TELEVISIÓN has an agreement with Telefónica Multimedia, SAC under which it licenses its cable broadcast and distribution rights for the ANTENA 3 TELEVISIÓN International channel on a nonexclusive basis in Peru, for which it receives a payment of approximately US$ 60,000 per year.

On September 10, 2002, was granted by a public notary the agreement for the sale and transfer of credits, effective for accounting purposes from January 1, 2002, whereby Publicidad 3, S.A. (a wholly-owned investee of Antena 3 Televisión, S.A.) purchased from Grupo Admira Media, S.A.U. (now Telefónica de Contenidos, S.A.U.) all its shares in UNIPREX. and Cadena Voz de Radiodifusión, S.A. (now Antena de Radiodifusión, S.A.), was executed in a public deed. As of December,31 2001, UNIPREX´s equity shareholder were negative amounting to 20,307 thousand of Euros. In order to restitute its economical equilibrium, UNIPREX had a participative loan by Grupo Admira Media S.A.U. for 22,237 thousand euros, and short-term credits for a total value of 37,120 euros. As of July, 23 2002, an increase of capital through credit compensations was agreed for the amount of 37,192 euros. Regarding Cadena Voz de Radiodifusion S.A., as of December, 31 2001, it had a negative shareholder equity for 273 thousand euros and 2,590 euros debt with Grupo Admira Media, S.A.U.

The price paid for this acquisition was agreed through a company valuation undertaken by an independent expert. The total amount of this operation was 221.574 thousand Euros. From this number, 152.591 thousand euros correspond to the price paid by Publicidad 3 for Uniprex shares, 9.273 thousand euros corresponds to the price paid by Publicidad 3 to Antena de Radiodifusión, S.A. and the remaining 59.710 thousand euros paid by Publicidad 3 to cancel the debt.. That Uniprex had with the Group Admira Media, S.A.U . This debt had increased by 6,518 thousand euros since the previous year as of December 31.

The means of payment was as follows: 137.824 thousand euros at signing and 24.040 thousand euros to be paid the following year, in September 10, 2003. This transaction gave rise to goodwill for the two companies amounting to approximately €146,622 thousand, which is being amortized by Publicidad 3, S.A. on a straight-line over 20 years.

At the same time, Publicidad 3, S.A. granted UNIPREX and Antena de Radiodifusión, S.A., a syndicated loan with a límit of 77.000 thousand euros and 3.000 thousand euros, respectively. As of 31 December 2002 the withdrawal taken by UNIPREX, S.A was 64.311 thousand euros and 2.591 thousand euros for Antena de Radiodifusión, S.A. As of June 30, 2003 the withdrawal increased to 64.742 miles euros for UNIPREX, and 2.607 thousand euros for Antena de Radiodifusión, S.A. These syndicated loans help to maintain the patrimonial equilibrium between both companies. (As required in artícle 20 del Real Decreto-Ley 7/1996 de 7 de junio) Additionally, within the framework of the cash pooling policy of the group, Antena 3 de Televisión, S.A. has provided Uniprex, S.A with an credit line with a limit of 25.500 thousand euros. This line recorded a withdrawal as of December, 31, 2002 (6.416 thousand euros) and as off June 30,2003 (15.858 thousand euros).

The Parent Company has granted a 10-year loan to Publicidad 3, S.A. for €233,000,000 for the obligations arising from the contract for the sale and transfer of credits of UNIPREX and Cadena Voz de Radiodifusión, S.A. (now Antena de Radiodifusión, S.A.).

As of October 28,2002, the parent Company signed a long-term syndicated loan with several credit entities, being JP. Morgan Bank, S.A. the agent, so they could finance the acquisition of 100% of the participations that Grupo Admira Media, S.A.; (Currently Telefonica de Contenidos, S.A.U.) helds in Uniprex S.A. and Antena de Radiodifusion S.A. through their subsidiary Publicidad 3, S.A.

The agreement included: a €140 million loan at a variable interest rate, and a €90 million revolving credit facility. As of December 31, 2002 the Company drowned down 42,000 thousand euros to pay a fraction of assumed debt. This drown down was paid by funds generated by the Company’s ordinary activity.

Chapter IV of this document describes the complaints filed by the shareholders regarding the contest of the resolutions adopted by Special Shareholders’ Meeting of ANTENA 3 TELEVISION held on March 5, 2002, in particular the resolution ratifying the acquisition of 100% of capital stock of UNIPREX and Cadena Voz de Radiodifusión.

•	- ANTENA 3 TELEVISIÓN purchased from VÍA DIGITAL the free-to-air live television broadcast rights for the 2002 Soccer World Cup, plus a preferred option on the free-to-air live television broadcast rights for the 2006 Soccer World Cup, for €49.6 million. During FY2002, the Company sold the option to Grupo Admira Media, S.A. (currently Telefónica de Contenidos, S.A.) at book value, i.e., €16 million.

•	- Lastly, ANTENA 3 TELEVISIÓN has an agreement with Telefónica Servicios Audiovisuales, S.A., under which the latter provides the former with a digital distribution service for its programming in Latin America. Telefónica Servicios Audiovisuales is paid €298,200 per year for this service.

As of the date of registration of this Prospectus, the services provided under the foregoing agreements were not expected to be discontinued.

b) Relationship with the Santander Central Hispano Group:

•	As of the date of this Prospectus, ANTENA 3 TELEVISIÓN had an overdraft facility agreement with Banco Santander Central Hispano, S.A. for a maximum of three million euros, to mature on September 25, 2003. It is settle that the above-mentioned agreement will be renew for a new yaer term on the following days Also Banesto, SCH Group ans SCH are part of the above-mentioned syndicate credit in section VI.7.

•	ANTENA 3 TELEVISIÓN has an agreement for services with Santander Central Hispano Investment, S.A. under which Santander Central Hispano Investment, S.A. acts as Agent Bank in the change of representation of ANTENA 3 TELEVISIÓN shares, and as the entity in charge of keeping and maintaining the Share Register and the Agent Bank of Shareholders’ Meetings.

c) Relationship with Grupo Planeta:

Antena 3 TELEVISIÓN intends to shortly execute an agreement to co-produce three television movies, the first two of which would be “El tránsfuga” (“The Defector”) and “El 6 de espadas” (“The 6 of Spades”), with Prodigius, which is 50% owned by Grupo Planeta.

d)	Relations with D. Pedro Ramón y Cajal

The law firms that counts on Director D. Pedro Ramón y Cajal as a partner was in charge to undertake legal proceedings (Mayor Cuantía 331/2000) in relation to the payment of Euros 6.400,000,000 that ANTENA 3 TELEVISION allegedly owes to the National League of Professional Football . In this respect, once that the allegation period was concluded, the aforementioned Law Firm received from the company on May, 20th, 2002 the amount of 36.000 Euros as payment for its services. At this very moment, the procedure is still pending, so it’s the payment for the legal services (24,000 Euros).

CHAPTER VII

RECENT PERFORMANCE AND FUTURE OUTLOOK OF THE ISSUER

CONTENTS

VII.1.	GENERAL INDICATIONS OF THE ISSUER BUSINESS PERFORMANCE SUBSEQUENT TO THE CLOSE OF THE LAST FISCAL YEAR

VII.1.1.	Consolidated audit Balance Sheet of GRUPO ANTENA 3 as of June 30, 2003 and comparison with that of December 31, 2002.

VII.1.2.	Audited consolidated statement of operations of ANTENA 3 Group for the six-month period ended June 30, 2003, and comparison with the unaudited consolidated statement of operations of the ANTENA 3 Group for the six-month period ended June 30, 2002.

VII.1.3.	Individual audit Balance Sheet of ANTENA 3 TELEVISION as of June 30, 2003 and comparison with that of December 31, 2002.

VII.1.4.	Audited individual statement of operations of ANTENA 3 TELEVISIÓN for the six-month period ended June 30, 2003, and comparison with the unaudited individual statement of operations of ANTENA 3 TELEVISIÓN for the six-month period ended June 30, 2002.

VII.1.5	Balances and transactions with subsidiaries. Balances with Group companies

VII.2.	FUTURE OUTLOOK OF THE ISSUER

VII.2.1.	Commercial, industrial and financial prospects

VII.2.2.	Investment policy

VII.2.3.	Dividend policy

VII.2.4.	Financial structure and debt

VII.2.5.	Incentive Plan

VII.2.6.	Depreciation/amortization policy

VII-1

CHAPTER VII

RECENT PERFORMANCE AND FUTURE OUTLOOK OF THE ISSUER

VII.1.	GENERAL INDICATIONS OF THE ISSUER BUSINESS PERFORMANCE SUBSEQUENT TO THE CLOSE OF THE LAST FISCAL YEAR

VII.1.1.	Consolidated audited Balance Sheet of GRUPO ANTENA 3 as of June 30, 2003 and comparison with that of December 31, 2002.

In this section is presented the Consolidated Balance Sheet as of June, 30, 2002 and as of December, 31, 2002 and the analysis of the main variations.

ANTENA 3 TELEVISIÓN Group

CONSOLIDATED BALANCE SHEETS

Thousands of euros

	Balance at 30/06/03	% of total assets	Balance at 12/31/02	% of total assets	Variation % 2003/2002
ASSETS
DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	102	0.01%	0	0.00%	100.00%
FIXED AND OTHER NONCURRENT ASSETS
Start-up expenses	20,150	2.39%	21,678	2.36%	(7.05)%
Intangible assets	16,642	1.97%	15,323	1.67%	8.61%
Tangible fixed assets	129,196	15.30%	137,412	14.97%	(5.98)%
Land and structures	64,505	7.64%	64,226	7.00%	0.43%
Plant	153,251	18.15%	149,280	16.26%	2.66%
Other tangible fixed assets	49,354	5.85%	50,609	5.51%	(2.48)%
Accumulated depreciation	(137,914)	(16.34)%	(126,703)	(13.80)%	8.85%
Long-term investments	8,093	0.96%	21,448	2.34%	(62.27)%
Treasury stock	2,933	0.35%	2,933	0.32%	0.00%
Taxes receivable	24,923	2.95%	7,182	0.78%	247.02%
TOTAL FIXED AND OTHER NONCURRENT ASSETS	201,937	23.92%	205,976	22.44%	(1.96)%
CONSOLIDATED GOODWILL	143,298	16.97%	144,743	15.77%	(1.00)%
DEFERRED CHARGES	1,668	0.20%	1,847	0.20%	(9.69)%
CURRENT ASSETS
Inventories	198,656	23.53%	304,950	33.22%	(34.86)%
Program rights	138,034	16.35%	246,083	26.81%	(43.91)%
Consumables and other inventories	10,954	1.30%	11,425	1.24%	(4.12)%
Advances to suppliers	49,668	5.88%	47,442	5.17%	4.69%
Accounts receivable	258,741	30.65%	221,158	24.09%	16.99%
Trade receivables for sales and services	198,255	23.48%	185,956	20.26%	6.61%
Receivable from Group and associated companies	11,054	1.31%	14,160	1.54%	(21.94)%
Taxes receivable	62,228	7.37%	30,100	3.28%	106.74%
Sundry accounts receivable	10,061	1,19%	11,575	1.26%	(13.08)%
Allowance for bad debts	(22,857)	(2.71)%	(20,633)	(2.25)%	10.78%
Short-term investments	23,276	2.76%	28,220	3.07%	(17.52)%
Cash	13,332	1.58%	7,471	0.81%	78.45%
Accrual accounts	3,242	0.38%	3,535	0.39%	(8.29)%
TOTAL CURRENT ASSETS	497,247	58.90%	565,334	61.59%	(12.04)%
TOTAL ASSETS	844,252	100.00%	917,900	100.00%	(8.02)%

VII-2

ANTENA 3 TELEVISIÓN Group

CONSOLIDATED BALANCE SHEETS

Thousands of euros

	Balance at 30/06/03	% of total assets	Balance at 12/31/02	% of total assets	Variation % 2003/2002
SHAREHOLDERS’ EQUITY AND LIABILITIES
SHAREHOLDERS’ EQUITY
Capital stock	166,668	19.74%	166,668	18.16%	0.00%
Legal reserve	33,334	3.95%	33,334	3.63%	0.00%
Other reserves	245,733	29.11%	277,026	30.18%	(11.30)%
Reserve for treasury stock	2,933	0.35%	2,933	0.32%	0.00%
Reserves at fully consolidated companies	540	0.06%	(775)	(0.08)%	(169.68)%
Retained earnings	9,366	1.11%	9,366	1.02%	0.00%
Translation differences	(2,258)	(0.27)%	(669)	(0.07)%	237.52%
Income (loss) attributable to the Parent Company	(98,542)	(11.67)%	(30,037)	(3.27)%	228.07%
Consolidated income (loss)	(98,848)	(11.71)%	(29,907)	(3.26)%	230.52%
Income (Loss) attributed to minority interests	306	0.04%	(130)	(0.01)%	(335.38)%
TOTAL SHAREHOLDERS’ EQUITY	357,774	42.38%	457,846	49.88%	(21.86)%
MINORITY INTERESTS	1,288	0.15%	1,989	0.22%	(35.24)%
PROVISIONS FOR CONTINGENCIES AND EXPENSES	3,639	0.43%	18	0.00%	20,116.67%
DEFERRED REVENUES	0	0.00%	0	0.00%	0.00%
LONG-TERM DEBT
Payable to credit institutions	112,760	13.36%	128,721	14.02%	(12.40)%
Other payables	3,387	0.40%	743	0.08%	355.85%
Payable to Group companies	0	0.00%	3,999	0.44%	(100.00)%
Uncalled capital payments payable	0	0.00%	120	0.01%	(100.00)%
TOTAL LONG-TERM DEBT	116,147	13.76%	133,583	14.55%	(13.05)%
CURRENT LIABILITIES
Payable to credit institutions	34,448	4.08%	21,724	2.37%	58.57%
Trade accounts payable	159,411	18.88%	168,106	18.31%	(5.17)%
Payable to Group and associated companies	4,442	0.53%	45,769	4.99%	(90.29)%
Customer advances	2,530	0.30%	2,090	0.23%	21.05%
Taxes payable	13,778	1.63%	12,304	1.34%	11.98%
Other nontrade payables	35,526	4.21%	10,285	1.12%	245.42%
Other provisions	114,255	13.53%	63,469	6.91%	80.02%
Accrual accounts	1,014	0.12%	717	0.08%	41.42%
TOTAL CURRENT LIABILITIES	365,404	43.28%	324,464	35.35%	12.62%
TOTAL PASIVO	844,252	100.00%	917,900	100.00%	(8.02)%

Fixed Assets:

The Fixed assets as of June 30, 2003 amount to 201.937 thousand Euros, presenting little variation from the figures of December 31, 2002. The main variation affects “Public Administration” with an increase of 17,741 thousand Euros due to the increase of fiscal credit and in financial fixed assets with a decrease of 13,355 thousand Euros due to the incorporation of new societies in the consolidation perimeter. The weight of the Fixed Assets against the Total Assets in the first semester represents 24% whilst as of December, 31, 2002 it was 22%.

Inventories

Inventories as of June, 30, 2003 amount to 198,656 thousand Euros, having decreased from the previous accounting year by 35%. This decrease is mainly due to a provision created in the 2003 semester, regarding the rights to programs of own production and from a third party, for an amount equal to 101,434 thousand Euros. The weight of the Inventories against the Group Total Asset represents 23,5% in 2003 whilst as of December, 31, 2002 it was 33,2%.

Cash Flows Variations

The operating Cash Flow as of June 2003 is positive since the short term liabilities are less than the cash flow. Among the different magnitudes that represent the operating cash flow as of June 2003, the figures from “inventories” – with a decrease of 35% - and “debtors” –with an increase of 17%, represent a relevant variation against December, 31,2002. The headings related to “Non-Financing short term creditors” that

VII-3

have suffered important changes have been: “Other provisions” (Increase of 50,786 thousand Euros) “Other non commercial debts” (Increase of 25,241 thousand Euros) and “Debts with companies within the group and associated companies” (Decrease of 41,327 thousand Euros).

The increase of the “Financing Debt” is motivated by the transfer of the loan’s first payment date from long term to short term. This loan was undertaken to finance the Buy of UNIPREX and Antena de Radiodifusión.

Shareholder’s Equity Evolution

In the fiscal year 2002, Group ANTENA 3 suffered consolidated loss of 30,037 thousand Euros so the consolidated Shareholder’s Equity as of December 31,2002 was 457,846 thousand Euros. This meant a decrease of 10,1% in respect to the amount from the year 2002. In the first semester of 2002 Group ANTENA 3 suffered loss of 98,542 thousand euros, which united with the negative evaluation of the exchange rates of 1.589 thousand euros and the changes in the consolidation perimeter of 59 thousand Euros as of June 30, 2003, has meant a reduction of 21.9% in the Shareholder’s Equity amount in respect to the accounting year 2002 resulting a figure of 357,774 thousand Euros.

VII.1.2.	Audited consolidated statement of operations of the ANTENA 3 Group for—period ended June 30, 2003, and comparison with the unaudited consolidated statement of operations of the ANTENA 3 Group for the period ended June 30, 2002.

This section includes the consolidated statements of operations of the ANTENA 3 Group for the six-month periods ended June 30, 2003 and June 30, 2002, an explanation of the breakdown of the main accounts and an analysis of the most significant variations therein.

ANTENA 3 GROUP

Multi-step statements of operations

Figures in thousands of euros and as % of net revenues

	06/30/03	06/30/02
Net revenues	341,835	358,711
Cost of sales	137,909	166,026
Gross margin	203,926	192,685

	59.7%	53.7%
Operating expenses	157,074	172,797
Operating cash flow (EBITDA)	46,852	19,888

	13.7%	5.5%
Depreciation and amortization expense	15,213	13,592
Amortization of goodwill	6,306	7,328
Operating income (EBIT)	25,333	(1,032)

	7.4%	(0.3)%
Net financial debt	3,187	1,745
Ordinary income	22,146	(2,777)

	6.5%	(0.8)%
Extraordinary income (loss)	169,803	31,374
Loss before taxes (EBT)	(147,657)	(34,151)

	(43.2)%	(9.5)%
Taxes	(48,809)	(9,404)
Consolidated loss for the period	(98,848)	(24,747)

	(28.9)%	(6.9)%
Income (Loss) attributed to minority interests	(306)	58
Loss for the period attributed to the Parent Company	(98,542)	(24,805)

	-(28.8)%	(6.9)%

VII-4

Gross margin

Net revenues as of June 30, 2003 amounted to 341,835 thousand euros, down 16,876 thousand euros (4.7%) on the figure for the first half of 2002. The cost of sales fell 28,117 thousand euros (16.9%) to 137,909 thousand euros.

The decrease in television advertising income is due to the weakness of the advertising market and the fell down of the participation quota in such market. The decrease in sales cost is due to broadcasting rights of the Soccer World Cup 2002.

The consolidated gross margin for the first half of 2003 amounted to 203,926 thousand euros, an increase of 11,241 (6%) thousand euros compared with the same period in 2002.

Operating cash flow (EBITDA)

The first half of 2003 saw a recovery in the EBITDA figure, which doubled that obtained in the first six months of 2002. This was due to the combined effect of the increase of €11,241 thousand in the gross margin and the reduction of €15,723 thousand in operating expenses. This expenses include in the figures from 2002 the expenses from the Football World Cup, that don’t belong to the expenses related to the rights to program. This, plus a decrease in the company group expenses, explains the expenses fall as registered in the first semester of 2003.

Also, EBITDA represented 13.7% of net revenues in 2003 (5.5% in 2002), a percentage increase of over 149%.

The main heading included in “Operating Costs” is the cost of personnel. They represent 48.8% of the total, and have grown by 10.57% in relation to June 2002. The remaining operating costs consist of “rents and rate of rental” (which comprise the most significant heading as paid by the dominant Society as a rate of rental for the distribution of the audiovisual signal), “Other management costs”, “Changes in the business traffic provisions”, and “Taxes”.

Ordinary income

The improved results of operations (EBIT) - this meaning the results of EBITDA minus amortizations - outstrip the improvement of EBITDA and amounts to 26,365 Euros. This is due principally to the fact that operating costs have been reduced by 9% in comparison with June 2002.

The result as of June 2003 amount to 22,146 Euros and represents remarkable improvement in comparison with June 2002, as has been noted previously.

The increase in other financial revenues and expenses arose basically as a result of the interest generated by the syndicated loan obtained to finance the acquisition of UNIPREX, since in 2003 interest accrued over each of the first six months, whereas the interest on this loan in 2002 does not relate to the whole period.

Loss before taxes (EBT)

Losses before tax as of June 2003 amount to 147,657 thousand Euros and are principally generated by the extraordinary results produced in the first semester of 2003.

Following is a breakdown of the main extraordinary revenues and expenses for the first six months of 2002 and 2003:

DETAIL OF EXTRAORDINARY INCOME (LOSS)

	06/30/03	06/30/02
Extraordinary revenues
Gains on fixed asset disposals	1,071	15
Extraordinary revenues	4,859	644

Subtotal	5,930	659
Extraordinary expenses
Losses on fixed asset disposals	479	186
Variation in investment valuation allowances	464	16,081
Period provision for contingencies and expenses	35,022	5,840
Other extraordinary expenses	139,768	9,926
Subtotal	175,733	32,033
EXTRAORDINARY INCOME (LOSS), NET	(169,803)	(31,374)

VII-5

The “Extraordinary Revenues” caption includes mainly the reversal of prior years’ provisions for contingencies and expenses, which ultimately proved to be excessive, and other extraordinary revenues. ANTENA 3 TELEVISIÓN accounts for a majority proportion of the consolidated figures.

The “Other Extraordinary Expenses” caption includes the estimated amount required for probable or certain third-party liability arising from guarantees or other similar collateral provided by the company, litigation, outstanding compensation payments (including Labor Force Adjustment Plan) or obligations of undetermined amount, and for the amount of estimated possible losses. Over 90% of the expenses recorded under this caption relate to ANTENA 3 TELEVISIÓN. The main item included in this caption in the first six months of 2003 was an allowance for inventory depreciation totaling €101,434,000 recorded to adjust the value of the rights on in-house and outside production programs.

Outside production rights commitments

ANTENA 3 TELEVISIÓN purchases the rights for products that may or may not be available at the date of acquisition, either because they have not yet been produced or because they are still being exploited in a any of the previous marketing channel (cinema, video, DVD, pay television, free-to-air television). Consequently, ANTENA 3 TELEVISIÓN’s right to broadcast the product in question commences at a later date, which is referred to as the date of commencement of the license period.

The Company records these rights on the asset side of its balance sheet and recognizes the related debt to the supplier from the date on which the license period commences. Any payments made to distributors prior to the commencement of this period are recorded as advances to suppliers.

As explained in the preceding paragraph, the rights acquired are only recorded when the license period has commenced, i.e. when the films can be screened. Other commitments are kept off the balance sheet and are detailed in the notes to financial statements. Although commitments are quantified in a reasonable manner, they are subject to certain variables that modify the final price to be paid and, in the case of projects not yet performed, to changes in the final composition of the product.

As of June 30, 2003, the best estimate of the Company’s commitments included 138,129 euros thousand relating to specific films whose license period had not yet commenced (commencement periods widespread to 2007), and 316,207 euros thousand relating to unspecified films most of which had not yet been made (estimations for commencement periods also extend up to 2007).

Other Commitments:

The Company is engaged to out-of-balance commitments, in order to fulfill some business related obligations such as¨:

•	Warrants fulfilling the legal requirements regarding the Public administration that derives from the achieved administrative concessions. As a noteworthy example, the Sciences and Technology Governmental Department and some of the Autonomous Communities (C.C.A.A.) have granted a 5 million euro license for a radio-phonic frequencies concession, and a 6.01 million euros license for the indirect management of television services.

•	Warrants granted to Sporting Companies, in relation to contracts regarding the transfer of TV sporting rights for the years 1998 to 2003. Although the aforementioned rights have been subsequently assigned to the companies Sport, S.A. and G.M.A.F. S.A., the warrant has been kept until the end of the commitment, dated on June 2003. The guaranteed amount is 15, 352 thousand euros.

•	Other warrants, committed to guarantee litigation processes and temporal exports (recording and transmission equipment). The total of this kind of warrants amounts to 12,564.6 thousand of euros.

VII-6

Labor Force Adjustment Plan:

As mentioned in section VII.2.1 the Company has submitted a Labor Force Reduction Plan to the employees and the competent Employment Authorities (Directorate-General for Employment) for the termination of 390 jobs.

As of June 30, 2003, the Company has evaluated several cost alternatives and has proceeded to institute the appropriate provision as to cover the expected Labor Force Adjustment Plan costs.

VII.1.3.	Audited individual balance sheet of ANTENA 3 TELEVISION in comparison with the audit of 31 December 2002

In this section is presented the individual balance sheet of ANTENA 3 DE TELEVISIÓN, S.A. with an analysis of the evolution of these headings between December 31, 2002 and June 30 2003.

ANTENA 3 TELEVISIÓN

BALANCE SHEETS

Thousands of euros

	Balance at 06/30/03	% of total assets	Balance at 12/31/02	% of total assets	Variation 2003/2003
ASSETS
FIXED AND OTHER NONCURRENT ASSETS
Start-up expenses	0	0.00%	53	0.01%	(100.00)%
Intangible assets	8,900	1.11%	9,028	1.04%	(1.42)%
Tangible fixed assets	98,343	12.26%	104,244	12.01%	(5.66)%
Land and structures	57,240	7.13%	56,993	6.57%	0.43%
Plant	79,291	9.88%	77,992	8.99%	1.67%
Other tangible fixed assets	68,310	8.51%	67,255	7.75%	1.57%
Accumulated depreciation	(106,498)	(13.27)%	(97,996)	(11.29)%	(8.68)%
Long-term investments	234,608	29.24%	237,909	27.42%	(1.39)%
Treasury stock	2,933	0.37%	2,933	0.34%	0.00%
Taxes receivable	4,184	0.52%	4,184	0.48%	0.00%
TOTAL FIXED AND OTHER NONCURRENT ASSETS	348,968	43.49%	358,351	41.30%	(2.62)%
DEFERRED CHARGES	1,598	0.20%	1,835	0.21%	(13.13)%
CURRENT ASSETS					%
Inventories	184,517	23.00%	288,662	33.27%	(36.08)%
Program rights	129,868	16.19%	235,702	27.17%	(44.90)%
Consumables and other inventories	5,303	0.66%	5,721	0.66%	(7.31)%
Advances to suppliers	49,346	6.15%	47,239	5.44%	4.46%
Accounts receivable	237,369	29.58%	189,336	21.82%	25.37%
Trade receivables for sales and services	135,713	16.91%	127,114	14.65%	6.76%
Receivable from Group and associated companies	58,482	7.29%	52,522	6.05%	11.35%
Taxes receivable	52,888	6.59%	18,434	2.12%	186.90%
Sundry accounts receivable	4,697	0.59%	5,677	0.65%	(17.26)%
Allowance for bad debts	(14,411)	(1.80)%	(14,411)	(1.66)%	0.00%
Short-term investments	18,500	2.31%	23,875	2.75%	(22.51)%
Cash	10,690	1.33%	3,957	0.46%	170.15%
Accrual accounts	718	0.09%	1,620	0.19%	(55.68)%
TOTAL CURRENT ASSETS	451,794	56.31%	507,450	58.49%	(10.97)%
TOTAL ASSETS	802,356	100.00%	867,636	100.00%	(7.52)%

VII-7

ANTENA 3 TELEVISIÓN

BALANCE SHEETS

Thousands of euros

	Balance at 06/30/03	% of total assets	Balance at 12/31/02	% of total assets	Variation 2003/2003
SHAREHOLDERS’ EQUITY AND LIABILITIES
SHAREHOLDERS’ EQUITY
Capital stock	166,668	20.77%	166,668	19.21%	0.00%
Legal reserve	33,334	4.15%	33,334	3.84%	0.00%
Reserve for treasury stock	2,933	0.37%	2,933	0.34%	0.00%
Other reserves	245,733	30.63%	277,026	31.93%	(11.30)%
Retained earnings	9,366	1.17%	9,366	1.08%	0.00%
Income (Losses)	(100,641)	(12.54)%	(31,293)	(3.61)%	221.61%
TOTAL SHAREHOLDERS’ EQUITY	757,393	44.54%	458,034	52.79%	(21.97)%
LONG-TERM DEBT
Payable to credit institutions	109,225	13.61%	125,371	14.45%	(12.88)%
Other payables	3,398	0.42%	673	0.08%	404.90%
Long-term payables to Group and associated companies	0	0.00%	3,999	0.46%	(100.00)%
Capital payments payable	120	0.01%	120	0.01%	0.00%
TOTAL LONG-TERM DEBT	112,743	14.05%	130,163	15.00%	(13.38)%
CURRENT LIABILITIES
Payable to credit institutions	32,796	4.09%	17,454	2.01%	87.90%
Trade accounts payable	133,696	16.66%	129,729	14.95%	3.06%
Payable to Group and associated companies	12,526	1.56%	31,603	3.64%	(60.36)%
Customer advances	2,394	0.30%	1,906	0.22%	25.60%
Taxes payable	10,390	1.29%	9,616	1.11%	8.05%
Other nontrade payables	4,807	0.60%	8,326	0.96%	(42.27)%
Other provisions	135,537	16.89%	80,427	9.27%	68.52%
Accrual accounts	74	0.01%	378	0.04%	(80.42)%
TOTAL CURRENT LIABILITIES	332,220	41.41%	279,439	32.21%	18.89%
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	802,356	100.00%	867,636	100.00%	(7.52)%

Fixed assets

The heading “Intangible Assets” covers mainly the costs resulting from the acquisition or production of software in cases where it is anticipated that the use will extend through several exercises (years). During the year 2003, the cost of the software has increased 1,524 thousand Euros.

The heading “Technical Installations and Machinery” includes the technical framework and the installations related to the business. During the accounting year 2003 it has experienced an increase of 1,229 thousand Euros, representing 9.88% of the total assets.

The heading “Financial Fixed Assets” represents 29.24% of the total assets and includes the shares of ANTENA 3 TELEVISION as a majority shareholder in some companies, and the share where ANTENA 3 has 20% or less of other companies. As of June 30, 2003 the main investments are: PUBLICIDAD 3, parent company of UNIPREX and Antena de Radiodifusión and Movierecord.

Cash Flow

The cash flow represents 56.31% of total assets, in which we should note the heading “Inventory” that covers principally the rights to programs produced by third parties (films, series and similar productions) registered at production cost. The weight of this heading against the total assets in the year accounting 2003 is 16.9%.

An evaluation has been done of the amount of those rights to home-produced programs that correspond to titles that will not be broadcast (because of the production date, having completed certain timetable or other reasons) and those sessions which are pending to broadcast which value is estimated under its possibilities of broadcasting; so an additional provision has been created for an amount of 58,852 thousand Euros, registered under the heading “Extraordinary Loss” from the profit and loss accounts of June 30, 2003.

Regarding the rights to programs produced by a third party, an estimation has been done of those titles that will not be broadcast because of the configuration of the programs timetable, and the volume of rights, and agreements to acquire rights, increasing the allotment of the obsolescence provision of 42,582 thousand euros.

VII-8

The heading “Advances to Suppliers” includes the supplies given on account of agreement to buy the rights to sporting transmissions and programs produced by a third party. The amount of this heading represents 6.15% of the total assets.

The heading “Businesses of the Group and Associates, Debtors” covers short-term debt balance for traffic operations and credits, which amounts to, at June 30 2003, 3.203 and 55,279 thousand Euros respectively. This heading represents 7.29% of the total assets.

Payable to credit institutions

In the accounting year 2002, the dominant Society signed a long-term syndicated loan with different credit entities to the amount of 140,000 thousand Euros (see section V.3.1). The short- and long-term debt with credit entities represents as of June 30, 2003, 13.61% and 4.09% of the total liabilities respectively.

The types of interest paid by the society during the first six months of the accounting year 2003, by the loans and credit policies undertaken with credit entities has, as a point of reference, the Euribor plus a differential that varies between 0.1% and 1%.

VII-9

VII.1.4.	Audited individual statement of operations of ANTENA 3 TELEVISIÓN for the six-month period ended June 30, 2003, and the unaudited statement of operations of ANTENA 3 TELEVISIÓN for the six-month period ended June 30, 2002

Following are the individual statements of operations of the Parent Company for the first six months of 2003 and 2002, an explanation of the breakdown of the main accounts and an analysis of the most significant variations therein:

ANTENA 3 de TELEVISION, S.A.

Multi-step statements of operations

(thousands of euros and % of net revenues)

	06/30/03	06/30/02
Net revenues	273,977	287,967
Cost of sales	120,529	158,515
Gross margin	153,448	129,452
	56.0%	45.0%
Operating expenses	104,761	105,624
Operating cash flow (EBITDA)	48,687	23,828
	17.8%	8.3%
Depreciation and amortization expense	10,302	9,394
Operating income (EBIT)	38,385	14,433
	14.0%	5.0%
Net financial debt	2,186	(1,040)
Ordinary income	36,199	15,473
	13.2%	5.4%
Extraordinary loss	(174,175)	(45,316)
Loss before taxes (EBT)	(137,976)	(29,843)
	-50.4%	-10.4%
Taxes	(37,335)	(3,396)
Loss for the year	(100,641)	(26,447)
	-36.7%	-9.2%

Gross Margin

The “Net Revenues” caption includes the “Net Advertising Sales” and “Other Revenues” accounts. The breakdown of the revenues for the first six months of 2002 and 2003 is as follows:

The “Gross Publicity Sales” of ANTENA 3 TELEVISION as of June30, 2003 has increase for 258,835 thousand euros. In relation to the first semester, they have been reduced by 5,9%, due to a share audience fall of 1.6 points. On the other hand, the heading “Other income” has increased by 16.8% (15,142 thousand euros) due to the better management and exploitation of the business Audiotex (calls 906) and Contexta (SMS)

Operating Cash-flow (EBITDA)

The operating costs have been hardly reduced since the first semester of 2002, as a result of the reduction of the heading “Other management expenses” in a 15.6%. This expense of 36,936 thousand of Euros has been compensated with the increase of personnel expenses in an 18.3%, which amounts to 54,936 thousands of Euros as of June 2003.

Extraordinary loss:

The “Extraordinary Loss” caption includes the estimated amount required for probable or certain third-party liability arising from guarantees or other similar collateral provided by the company, litigation, outstanding compensation payments or obligations (including Labor Force Adjustment Plan) of undetermined amount, and for the amount of estimated possible losses. These allowances are recorded when the liability, obligation or decision giving rise to the indemnity, payment or loss arises.

VII-10

In the first half of 2003 this caption included an allowance for inventory depreciation of €101,434,000 to adjust the value of the broadcasting rights on in-house and outside production on the basis of the analyses and estimates made by the company’s new management team, as covered in the heading “Extraordinary results”.

In the first six months of 2003, ANTENA 3 TELEVISIÓN recorded a tax asset for tax losses available for carry forward in future years.

VII.2	FUTURE OUTLOOK OF THE ISSUER

As provided for by the Ministerial Order dated July 12, 1993, approving Royal Decree 291/1992, it is hereby expressly stated that the content of this section of the prospectus refers to forecasts, estimates and prospects that may or may not materialize. All the information contained in this section represents the Company’s best estimates of these prospects. However, the prospects are based on uncertain future events the outcome of which is impossible to determine at the present date. The Company is liable neither for any variances that may arise in the factors influencing the future evolution of the ANTENA 3 Group nor, therefore, for the attainment of the prospects contained in this section.

These forecasts, estimates and projections, which due to their nature do not signify a guarantee of the future evolution of the Group’s earnings, were performed on the basis of the following projected scenario:

1.	Maintenance of the current macroeconomic forecasts regarding the evolution of the Spanish and EU economies, and absence of any negative trend in these economies that might substantially affect the business activities carried on by the ANTENA 3 Group.

2.	Absence of any regulatory or tax-related changes that might have a significant adverse effect on the business activities carried on by the ANTENA 3 Group.

3.	Growth of the demand for the services provided by the ANTENA 3 Group in line with forecasts.

4.	Maintenance of the competitive environment and absence of any changes that might have a significant adverse impact on the ANTENA 3 Group.

5.	Absence of any significant changes in the foreseeable evolution of the technology on which the services provided by the ANTENA 3 Group is based.

6.	Absence of any exceptional circumstances, meteorological catastrophes and wars and of any significant disruptions of the generally foreseeable scenario of social, economic and political stability.

Any significant change in the aforementioned scenario could have a substantial impact on the earnings of the ANTENA 3 Group.

VII.2.1	Commercial and Financial Prospects

A) Television

•	Cost reduction policy

The Company has prepared a cost reduction plan, which as of the date of registration of this Prospectus was at the implementation phase. The outline of this plan is as follows:

Short Term

•	Control of the Company’s general expenses

•	Reduction of news program costs

•	Reorganization of the Regional Centers

•	Reduction of personnel expenses through the reduction of jobs at ANTENA 3 TELEVISIÓN. In this connection, on July 24, 2003, management of ANTENA 3 TELEVISIÓN informed the employees’ legal representatives of the conclusions of the evaluation conducted of the measures required to improve the Company’s competitiveness.

VII-11

These conclusions included the need to rationalize the size of the Company whilst maintaining its existing labor relationships model and geographical structure, which led to the decision to eliminate 390 jobs. For this purpose, Company management announced the need to present a Labor Force Reduction Plan and agreed with the trade union representatives that the related consultation period would formally commence on September 4.

As agreed, on September 4, 2003, the Company submitted a Labor Force Reduction Plan (contemplating the elimination of 390 jobs) to the employees and to the competent Employment Authorities (Directorate-General for Employment). The mandatory consultation period for negotiation of the terms under which the employees affected will leave the Company, which commenced on that same date, which is in the consultation phase as of the date of registration of this Prospectus and therefore it is not possible to ascertain the total final cost of the Plan and its final impact on the financial statements of ANTENA 3 TELEVISIÓN, based on the statutory indemnity payments stipulated in the Workers’ Statute, i.e. 20 days’ salary per year of service, will be known.

The Company has evaluated the various cost alternatives involved and has recorded the necessary provision in this connection.

However, the Company considers that the above-mentioned short-term cost reduction plan must be implemented without any cutbacks in programming expenses.

Medium Term

The Company’s medium-term strategy will focus on a progressive change in the network’s programming, which it aims to make more competitive. Particular attention will be paid to programs whose contents bolster the image and identity of ANTENA 3 TELEVISIÓN and set it apart from its competitors.

Additionally, in order to optimize resources, the Company is studying the possibility of establishing a common marketing base, in terms of both personnel and infrastructures, for the sale and management of TV, radio and cinema advertising space.

Long Term

The Company’s long-term objective is to evaluate and develop, as a source of additional revenues, new advertising tools that will generally be based on a more active involvement of the audience. The adequate development of revenue-producing tools will be closely linked to the objective of reinforcing the image that the network projects to viewers.

•	Other Activities

Movierecord

The Company considers that the activities carried on by Movierecord form part of the objectives of the ANTENA 3 Group, since the marketing of advertising in cinemas is complementary to that of advertising on television and radio. In this connection, the joint marketing of advertising space in its three formats (television, radio and cinema) must have a positive effect on the players involved in the advertising market.

Activities abroad

The Company’s main geographical target is the Spanish market and it carries on its business activities mainly in Spain. Consequently, if the earnings obtained were not in line with the forecasts of the ANTENA 3 Group, in the next few years the Company could consider selling or transferring its holdings in foreign countries.

Antena 3 Temática

As already mentioned in previous Chapters of this Prospectus, the platform resulting from the merger of the two digital platforms operating in Spain (Digital +) informed the Company that the thematic channels produced to date by Antena 3 Temática, which had been broadcast by VÍA DIGITAL, would not be

VII-12

included in the list of channels offered by Digital +. In light of this situation, the ANTENA 3 Group, having analyzed the various alternatives, intends to liquidate this company in the next few months, once the negotiations and procedural formalities for its labor force reduction plan have been completed and the plan has been implemented.

B) Radio

As is the case with television, the ANTENA 3 Group is currently preparing a cost reduction plan for its radioactivities, which as of the date of registration of this Prospectus was at the implementation phase. The outline of this plan is as follows:

Short Term:

•	Control of general expenses

•	Reduction of programming costs

•	Reduction of marketing costs

•	Reduction of broadcasting costs

•	Reduction of personnel expenses

Medium term

The ANTENA 3 Group’s medium-term strategy is to improve its position in conventional radio and to search for its own formats in formula radio programming. In this connection, the Company is studying the possibility of unifying its current range of thematic programs into one or two formats.

Consolidated Operations Forecast

ANTENA 3 Group

Thousands of euros	Estimate 2003	2002
Gross sales	725,318	731,854
Discount / Costs over sales	(70,578)	(61,202)
Net sales	654,741	670,652
Program and other amortization	262,754	308,627
Personnel expenses	145,961	141,123
Other operating expenses	158,156	171,889
Total Expenses	562,872	621,639
EBITDA	87,869	49,013
Fixed Assets amortization	28,451	28,131
Allowances	2,717	6,050
Operating income	56,701	14,832
Financial Income	(8,582)	(4,165)
Goodwill amortization	11,053	14,568
Ordinary Income (lose)	37,066	(3,901)
Extraordinary income	(178,769)	(41,596)
Income before taxes	(141,703)	(45,497)
Corporate income tax	(51,239)	(15,590)
Consolidated Net Income	(90,464)	(29,907)
Income (Loss) attributed to minority interests	(249)	(130)
Income attributable to the Parent Company	(90,713)	(30,037)

The forecast at closing of 2003, estimates operating income of 56,701 thousand euros, opposite to 14,832 in 2002. This evolution will be achieved through an expenses reduction (8.8%) superior than the net sales decrease (2.4%).

Gross Sales are expected to decrease by 0,9%, affecting particularly the television business but predicting a radio business steady evolution. Discounts and Costs over Sales will be reduced by 15.3% in comparison to 2002. This is due to the general gross sales decrease and to the composition of Non-advertising Sales, which in 2003 have incorporated revenue captions with lower selling costs.

As of Operating Expenses, is remarkable the15% decrease of programmes and provisions expenditures. As mentioned earlier, this heading includes the expense of the Football World Cup rights for 2002, which is responsible for a significant part of this decrease. The rest of Operating expenses line is reduced by 8%, partially due to non-enclosure of World Cup expenses other than broadcast rights (producing expenses, etc), and also because of the initial impact of cost-control measures.

VII-13

The financial income results are negative amounting to 8,582 thousand euros. This figures doubles previous year’s figure, as a consequence of the borrowing increase undertook in order to finance UNIPREX acquisition. After the company’s restructuring, including good will’s accelerated amortization, the goodwill amortization only includes Movierecord-related amounts, finishing at mid 2004, and UNIPREX and Antena de Radiodifusión, which will be redeemed in 20 years.

All the above leads to a positive ordinary income of 37,066 thousand euros, as opposite to a 3,901 thousand euros loss from the previous fiscal year.

It has been predicted an extraordinary negative Income results of 178,769 thousand euros. From that figure, 169,803 thousand euros have been already registered during the first fiscal year semester as previously explained. During the second semester an additional negative incomes results have been predicted due to the implementation of the restructuring and liquidation plan for the Group companies, that doesn’t fit in the new strategic design.

Losses before taxes will amount to 141,703 thousand euros, as opposite to 45,497 thousand euros. All the above shows that the worsening of the Income before Taxes is due to extraordinary expenses that have been registered in the current fiscal year.

The positive impact of the Corporate Income Tax line mainly comes from the fiscal credit deriving from loss before taxes. It is predicted that the above fiscal credit will be recovered almost certainly in the following years.

2004 Estimations

Taking into account the warnings described at the present section VII.2, the new Senior Management team as soon as started its management functions, deliver the following predictions for 2004 regarding ANTENA 3 TELEVISIÓN Labor Force Reduction Plan, as describe herein. All the above is part of a general analysis of the restructuring measures undertake by ANTENA 3 TELEVISIÓN.

ANTENA 3 TELEVISIÓN

In relation to revenues, it has been estimated an approximately 1% increase, assuming a weak environment for the advertising industry and the maintaining of stable percentages in sales discounts.

Regarding the operations expenses, it has been estimated a decrease of approximately 6% for 2004 due to the commencement of reduction costs measures. More specifically, it has been predicted moderate increases on programs expenditure, as a help to boost programming schedules. For 2004 it has been projected a significant reduction (over 10%) of personnel expenses, as a consequence of the Labor Force Reduction Plan Other expenses will decrease over 10%, due to the saving plan have been recently set up, having particular incidence in newsreels, regional centers and general expenses.

As a result of the above an increase over 15% of the sales margin of the EBITDA is expected for the following year. Amortizations will keep the same levels of previous year due to the lack of significant investments in the forthcoming Years.

UNIPREX

In relation to the revenues derive from the radio business, it has been predicted an increase on sales below 5%. This potential increased is based on the premise of better position in the market instead of on a significant increase of such a market.

In 2004 it has been estimated a reduction of over 6% on Operating expenses. This reduction is based on a reduction costs plan, that has already started and that will affect programming and broadcasting costs and marketing and personnel expenses.

With the implementation of the above measures, the Company expect to reach a Net Sales margin of approximately 15% for 2004.

VII.2.2	Investment Policy

The level of investments for the next few years at ANTENA 3 TELEVISIÓN will be similar to that of recent years, due mainly to the fact that the investments in digital broadcasting have to a large extent already been made. Similarly, since the Group already has commitments to purchase outside programming through 2007, no significant further investments will foreseeable be made in this area.

VII-14

The table below shows the projected investments in fixed assets for the period from 2003 to 2005:

INVESTMENTS IN FIXED ASSETS BY BUSINESS LINE

FOR PERIOD FROM 2003 TO 2006

(Miles de Euros)	As of June 30, 2003	2003	2004	2005
INTANGIBLE ASSETS	3.706	4,778	3,432	3,517
TELEVISION	963	3,202	3,211	3,296
RADIO	1.258	1,531	0	0
OTHER ACTIVITIES	1.485	45	221	221
TANGIBLE FIXED ASSETS	4.777	21,683	21,320	22,424
TELEVISION	2.690	17,176	17,446	18,472
RADIO	578	4,413	3,606	3,685
OTHER ACTIVITIES	1.509	94	268	267
LONG-TERM INVESTMENTS	848	1,630	0	0
TELEVISION	217	999	0	0
RADIO	631	631	0	0
OTHER ACTIVITIES	0	0	0	0
Total	9,332	28,091	24,752	25,941

Notwithstanding the abovementioned amounts, they could suffer variations during the course of the accounting year. In any case, it is not planned to get external financing to cover the investment that may happens.

ANTENA 3 Group future investment policy only stipulate assets replenishment.

VII.2.3	Dividend Policy

The Company does not expect to distribute any dividends in 2003 as a result of the cost restructuring process mentioned in section VII.2.1 above.

The future income distribution policy, which at all events will depend upon the resolution ultimately adopted by the Shareholders’ Meeting, will be based on the fulfillment of the Company’s forecasts. Thus, the Company’s policy will be to distribute an annual dividend that represents at least 30% of the consolidated net income after taxes. Notwithstanding the foregoing, the Company cannot guarantee today that the final distribution of dividends will be in line with the aforementioned dividend policy.

VII.2.4	Financial Structure and Debt

The Company intends to reduce its current debt/equity ratio (41.15% as of June 30, 2003).

VII.2.5.	Incentive Plan

As of the date of registration of this Prospectus, the Company intends to implement an executive incentive plan aimed at encouraging the management team to stay at the Company, based on putting the objectives of the persons composing the management team on an equal footing with those of the shareholders of ANTENA 3 TELEVISIÓN. The final design of this plan is currently being prepared and it is expected that it will be submitted to the Board of Directors prior to the end of 2003, on the Shareholders Meeting during 2004.

VII.2.6	Depreciation / Amortization Policy

No changes will be introduced in the Company’s policy for the amortization of intangible assets and other rights and the depreciation of tangible fixed assets, which is followed by the companies composing the ANTENA 3 Group.

VII-15

Madrid, October 17, 2003.

Maurizio Carlotti

VII-16

EXHIBIT 1

•	2002 FINANCIAL STATEMENTS OF ANTENA 3 TELEVISIÓN WITH THE MANAGEMENT REPORT AND AUDITOR’S REPORT AND;

•	2002 CONSOLIDATED FINANCIAL STATEMENTS OF ANTENA 3 TELEVISIÓN AND ITS SUBSIDIARIES WITH THE MANAGEMENT REPORT AND THE AUDITOR’S REPORT.

•	FINANCIAL STATEMENTS OF ANTENA 3 TELEVISIÓN AS OF JUNE 30, 2003 AND THE AUDITOR’S REPORT.

•	CONSOLIDATED FINANCIAL STATEMENTS OF ANTENA 3 TELEVISIÓN AND ITS SUBSIDIARIES AS OF JUNE 30, 2003 AND THE AUDITOR’S REPORT.

Exhibit 1

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain.

In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS’ REPORT ON FINANCIAL STATEMENTS

To the Shareholders of Antena 3 de Televisión, S.A.:

We have audited the financial statements of ANTENA 3 DE TELEVISIÓN, S.A. comprising the balance sheet as of December 31, 2002, and the related statement of operations and notes to financial statements for the year then ended. The preparation of these financial statements is the responsibility of the Company’s directors. Our responsibility is to express an opinion on the financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2002 figures for each item in the balance sheet and statements of operations and of changes in financial position, the figures for 2001. Our opinion refers only to the 2002 financial statements. Our auditors’ report dated March 21, 2002, on the 2001 financial statements contained an unqualified opinion.

As indicated in Notes 4-d and 7 to the financial statements referred to above, the Company has controlling interests in various companies. The financial statements referred to above do not reflect the increases in the value of the Company’s investments in these companies which would result from fully consolidating the majority holdings and from accounting for the investments in associated companies by the equity method. The effect of applying these methods is included in Note 4-d.

In our opinion, the financial statements for 2002 referred to above present, in all material respects, a true and fair view of the net worth and financial position of Antena 3 de Televisión, S.A. as of December 31, 2002, and of the results of its operations and of the funds obtained and applied by it in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a bases consistent with that of the preceding year.

The accompanying management report for 2002 contains the explanations which the directors consider appropriate about the Company’s situation, the evolution of its business and other matters, but is not an integral part of the financial statements. We have checked that the accounting information in the management report is consistent with that contained in the financial statements for 2002. Our work as auditors was confined to checking the management report with the aforementioned scope, and did not include a review of any information other than that draw from the Company’s accounting records.

DELOITTE & TOUCHE ESPAÑA, S.L.

Registered in ROAC under No. S0692

Luis Jiménez Guerrero

February 21, 2003

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails

ANTENA 3 DE TELEVISIÓN, S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(Thousands of Euros)

ASSETS	2002	2001
FIXED AND OTHER NONCURRENT ASSETS:
Start-up expenses	53	180
Intangible assets (Note 5)	9.028	7.695
Tangible fixed assets (Note 6)-	104.244	111.481
Land and structures	56.993	57.725
Plant	77.992	74.667
Other tangible fixed assets	67.255	62.019
Accumulated depreciation	(97.996)	(82.930)
Long-term investments (Note 7)	237.909	61.274
Treasury stock (Note 11)	2.933	2.933
Prepaid taxes (Note 15)	4.184	5.498

Total fixed and other noncurrent assets	358.351	189.061

DEFERRED CHARGES	1.835	—

CURRENT ASSETS:
Inventories (Note 8)-	288.662	309.393
Program rights	235.702	242.589
Consumables and other inventories	5.721	5.545
Advances to suppliers	47.239	61.259
Accounts receivable-	189.336	182.058
Trade receivables for sales and services (Note 9)	127.114	132.490
Receivable from Group and associated companies (Note 10)	52.522	43.646
Taxes receivable (Note 15)	18.434	9.369
Sundry accounts receivable	5.677	8.498
Allowance for bad debts	(14.411)	(11.945)
Short-term investments (Note 4-g)	23.875	26.726
Cash	3.957	21.444
Accrual accounts	1.620	981

Total current assets	507.450	540.602

TOTAL ASSETS	867.636	729.663

SHAREHOLDERS’ EQUITY AND LIABILITIES	2002	2001
SHAREHOLDERS’ EQUITY (Note 11):
Capital stock	166.668	166.668
Legal reserve	33.334	33.334
Reserve for treasury stock	2.933	2.933
Other reserves	277.026	257.437
Retained earnings	9.366	9.366
Income (Loss) for the year	(31.293)	39.416

Total shareholders’ equity	458.034	509.154

LONG-TERM DEBT:
Payable to credit institutions (Note 12)	125.371	—
Payable to Group and associated companies (Note 10)	3.999	5.381
Other accounts payable	673	1.274
Capital payments payable (Note 7)	120	120

Total long-term debt	130.163	6.775

CURRENT LIABILITIES:
Payable to credit institutions (Note 12)	17.454	10
Trade accounts payable (Note 13)	129.729	127.618
Payable to Group and associated companies (Note 10)	31.603	24.804
Customer advances	1.906	2.405
Taxes payable (Note 15)	9.616	8.109
Compensation payable	8.251	5.750
Other nontrade payables	75	3.897
Other provisions (Note 14)	80.427	41.141
Accrual accounts	378	—

Total current liabilities	279.439	213.734

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	867.636	729.663

The accompanying Notes 1 to 22 are an integral part of the balance sheet as of December 31, 2002.

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails.

Antena 3 de Televisión, S.A.

Notes to 2002 Financial Statements

1. Company description

Antena 3 de Televisión, S.A. (“the Company”) was incorporated on June 7, 1988, and its then sole corporate purpose was the indirect management of a television service.

For this purpose, it submitted its bid in response to the call for tenders made in accordance with Article 8 of Private Television Law 10/1988 and was awarded a concession for the indirect management of the television service, pursuant to a resolution of the Spanish Council of Ministers of August 25, 1989, for a period of ten years, which ended on April 3, 2000.

On May 7, 1996, the Shareholders’ Meeting resolved to change and extend the Company’s corporate purpose, as permitted by Satellite Telecommunications Law 37/1995.

On March 10, 2000, the Council of Ministers adopted a resolution for the renewal of the concession for the indirect management of the television service for a period of ten years from April 3, 2000. The terms of this renewal were the same as for the former concession, with the added obligation of commencing digital broadcasting on April 3, 2002. The Company made all the necessary investments to enable it to begin broadcasting on that date the Antena 3 de Televisión, S.A. signal pursuant to Royal Decree 2169/1998 which approved the Spanish Technical Plan for Terrestrial Digital Television.

In view of the business activity carried on the Company, it does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its net worth, financial position and results of operations. Accordingly, these notes to financial statements do not contain any specific disclosures relating to environmental issues.

2. Basis of presentation

The 2002 financial statements, which were prepared from the Company’s accounting records, are presented in accordance with the Spanish National Chart of Accounts and, accordingly, give a true and fair view of the Company’s net worth, financial position and results of operations. These financial statements, which were prepared by the Company’s directors, will be submitted for approval by the Shareholders’ Meeting, and it is considered that they will be approved without any changes.

3. Proposed distribution of income

The Company’s directors will propose to the Shareholders’ Meeting that the loss for 2002 be charged to other reserves.

4. Valuation standards

The main valuation methods applied by the Company in preparing its financial statements for 2002, in accordance with the Spanish National Chart of Accounts, were as follows:

a)	Start-up expenses

Start-up expenses, which relate to capital increase expenses, are recorded at cost. These expenses are amortized on a straight-line basis over five years. €127,000 of amortization of start-up expenses were charged to the statement of operations in 2002.

b)	Intangible assets

This caption in the balance sheet includes basically the costs incurred in the acquisition or production of computer software when it will foreseeably be used for several years. Most of these assets are amortized on a straight-line basis over five years. In the event of software obsolescence, the related allowances for decline in value are recorded or the asset is definitively retired.

c)	Tangible fixed assets

Tangible fixed assets are carried at cost.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The Company depreciates its tangible fixed assets by the straight-line method at annual rates based on the following years of estimated useful life:

Years of Estimated Useful Life
Structures	33
Plant	10 and 12.5
Computer hardware	5 and 10
Other fixtures	5, 10 and 12.5
Other tangible fixed assets	6 and 10

d)	Long-term investments

Long-term investments consist basically of unlisted securities, which are valued at the lower of cost or underlying book value of the holdings, adjusted by the amount of the unrealized gains disclosed at the time of acquisition and still existing at year-end, net, where appropriate, of the required allowances for decline in value if cost is higher than fair value at year-end. The effect of applying consolidation principles would have been to reduce shareholders’ equity as of December 31, 2002, by €188,000, to reduce the loss for the year by €1,256,000 and to increase assets by €50,264,000.

e)	Treasury stock

The shares of treasury stock acquired by the Company without a capital reduction resolution having been adopted by the Shareholders’ Meeting are valued at acquisition cost, net, where appropriate, of the allowances required to adjust this value to the underlying book value of the shares.

Also, in accordance with Article 79 of the revised Corporations Law, the Company has recorded a restricted reserve for an amount equal to the acquisition cost of the treasury stock. This reserve is included under the “Shareholders’ Equity” caption in the accompanying balance sheet.

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f)	Inventories

Program rights

Rights and programs inventories are valued, based on their nature, as follows:

1.	Inventoriable in-house productions (programs produced to be rerun, such as series) are recorded at acquisition and/or production cost, which include both external costs billed by third parties for program production and for the acquisition of resources, and internal production costs, which are calculated by applying preset internal rates on the basis of the time during which operating resources are used in production. The costs incurred in producing the programs are recorded on the basis of their nature under the appropriate captions in the statement of operations and are included under the “Program Rights” caption in the balance sheet with a credit to the “Program and Other Amortization - Inclusion in Inventories” account in the statement of operations.

Amortization of these programs is recorded under the “Program and Other Amortization” caption in the statement of operations on the basis of the number of showings, in accordance with the following percentages:

Percentage of Amortization
1st showing	70
2nd showing	25
Residual value	5

Given their special nature, the series which are broadcast daily are amortized in full when the first showing of each episode is broadcast.

The residual value of the series is recorded as an expense in the statement of operations on the basis of the sales of broadcasting rights to other operators, both in Spain and abroad. In any event, after the sixth year from the date when production of the program was completed, the unamortized cost is written off in full.

2.	Non-inventoriable in-house productions (programs produced to be shown only once) are valued by the same methods and procedures as those used to value inventoriable in-house productions. Programs produced and not shown are recorded at year-end under the “Program Rights – In-House Production and Production in Process” caption in the balance sheet. The cost of these programs is recorded under the “Program and Other Amortization” caption in the statement of operations at the time of the first showing.

3.	Rights on outside productions (films, series and other similar productions) are recorded at acquisition cost. These rights are deemed to be acquired when the term of the right commences for the Company. Payments to outside production distributors made prior to commencement of the term of the right are recorded under the “Advances to Suppliers” caption in the balance sheet. The amortization of the rights is recorded in the statement of operations under the “Program and Other Amortization” caption on the basis of the number of showings, in accordance with the following percentages, which are set on the basis of the number of showings contracted:

	Number of Showings Contracted
Films	1	2	3 or More
1st showing	100%	50%	50%
2nd showing	—	50%	30%
3rd showing	—	—	20%

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	Number of Showings Contracted
Series	1	2 or More
1st showing	100%	50%
2nd showing	—	50%

4.	Live broadcasting rights are recorded at cost. The cost of these rights is recorded as an expense under the “Program and Other Amortization” caption in the statement of operations at the time of broadcast of the event on which the rights were acquired.

Consumables and other

Dubbings, sound tracks, titles and tunes of outside productions are recorded at acquisition or production cost. The amortization of rights is recorded under the “Program and Other Amortization” caption in the statement of operations at the time of the showing, by the same method as that used for outside productions.

Other inventories are recorded at acquisition cost and are allocated to income by the effective or actual amortization method over the usage period.

Allowances

The Company records allowances to reduce the unamortized portion of the value of in-house productions and of the rights on outside productions which it considers will not be shown. When the rights expire, the allowances recorded are used to write off the cost of the rights.

Classification of programs

Program inventories are classified as current assets in accordance with the Spanish National Chart of Accounts and standard practice in the industry in which the Company operates. However, programs are used over several years (see Note 8).

g)	Short-term investments

This caption includes short-term investments (mainly in fixed-income securities). The Company records these short-term investments for the amount effectively paid and for the unmatured accrued interest at year-end earned on these acquisitions. As of December 31, 2002, the Company had short-term deposits amounting to €21,787,000.

This caption also includes the holdings of Antena 3 de Televisión, S.A. in companies intended for realization or settlement at short term, which as of December 31, 2002, were recorded at their net asset value (€20,631,000), net of an allowance of the same amount to cover the risk associated in these investments. The data on the net worth position of these investees were obtained from the respective companies’ unaudited financial statements as of December 31, 2002.

In addition, this caption includes €1,804,000 relating to the portion of the loan granted to Manga Films, S.A. maturing on November 29, 2003, which earns annual interest tied to Euribor. The Company records this loan at the amount effectively paid together with the related unmatured accrued interest at year-end.

h)	Exchange differences

Fixed assets and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and the receivables and payables are adjusted at year-end to the exchange rates then prevailing, unless hedges have been arranged, in which case they are valued at the hedged exchange rate.

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The positive net differences arising an adjustment of foreign currency accounts receivable and payable to year-end exchange rates are recorded under the “Deferred Revenues” caption on the liability side of the balance sheet, unless exchange losses have been charged to income in prior years, in which case the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years. Negative differences are charged to income. Positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are repaid early, or as negative exchange differences for the same or a higher amount are recognized.

i)	Corporate income tax

The expense or revenue for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income.

In 2001 the Company started to be taxed on a consolidated basis with other Group companies (see Note 15).

In this connection, in calculating its corporate income tax, the Company observed the Spanish Accounting and Audit Institute (ICAC) Resolution of October 9, 1997, establishing the methods for the recording of corporate income tax at companies that file consolidated tax returns.

Prepaid taxes are only recognized as assets if their future realization is reasonably assured. For this purpose the Company observed the ICAC Resolution of March 15, 2002, establishing the methods for recording prepaid taxes.

j)	Recognition of revenues and expenses

General method

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the Company only records realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

Advertising revenues

At present, the Company obtains basically advertising revenues, which are recorded in the statement of operations when the advertising spot is broadcast.

Sale of in-house production and other audiovisual rights

The Company records these sales as period revenues when the broadcasting rights for the in-house production or the audiovisual rights are sold. The advances received on sales of these rights are not taken to income until the rights are transferred.

k)	Short-term provisions for contingencies and expenses

The Company records under the “Other Provisions” caption in the accompanying balance sheet the estimated amount required for probable or certain third-party liability arising from guarantees provided by the Company, litigation, indemnity payments and outstanding obligations of undetermined amount, and to cover projected losses. These allowances are recorded when the liability, obligation or decision giving rise to the indemnity,

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payment or loss arises. This caption also includes the provisions required for losses of Group companies which exceed the book value of the related holdings. €28,477,000 were charged in this connection to the “Extraordinary Expenses” caption in the accompanying statement of operations for 2002 (see Note 18-g).

l)	Severance costs

Under current labor regulations, the Company is required to pay severance to employees terminated under certain conditions. The Company’s directors consider that no terminations will take place in the near future and, accordingly, no provision has been recorded in this connection in the accompanying balance sheet as of December 31, 2002.

5. Intangible assets

The transactions recorded in 2002 in intangible asset accounts and the related accumulated amortization are summarized as follows:

	Thousand of Euros
	Balance at 12/31/01	Additions or Provisions	Retirements	Transfers	Balance at 12/31/02
Cost:
Intellectual property	75	—	—	—	75
Audiovisual rights	—	16,000	(16,000)	—	—
Computer software	12,609	2,748	—	1,469	16,826

	12,684	18,748	(16,000)	1,469	16,901

Accumulated amortization:
Intellectual property	(75)	—	—	—	(75)
Computer software	(4,914)	(2,439)	—	(445)	(7,798)

	(4,989)	(2,439)	—	(445)	(7,873)

Total	7,695				9,028

When Antena 3 de Televisión, S.A. acquired the 2002 Soccer World Cup broadcasting rights, it also acquired a preferential option on rights for the free-to-air TV broadcasting in Spain of the 2006 Soccer World Cup. The Company valued this option at €16,000,000 on the basis of an analysis reviewed by an independent expert. Subsequently, in 2002 the Company decided to sell this option to Corporación Admira Media, S.A., Sole-Shareholder Company, for the same amount.

As of December 31, 2002, the cost and accumulated amortization of the fully amortized intangible assets currently being used by the Company amounted to €107,563.

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6. Tangible fixed assets

The transactions recorded in 2002 in tangible fixed asset accounts and the related accumulated depreciation are summarized as follows:

	Thousands of Euros
	Balance at 12/31/01	Additions or Provisions	Retirements or Reductions	Transfers	Balance at 12/31/02
Cost:
Land and structures	57,725	764	—	(1,496)	56,993
Plant	74,667	2,187	(301)	1,439	77,992
Computer hardware	19,090	4,354	(1,124)	(1,099)	21,221
Other fixtures and tangible fixed assets	42,295	3,230	(385)	321	45,461
Construction in progress	634	573	—	(634)	573

	194,411	11,108	(1,810)	(1,469)	202,240

Accumulated depreciation:
Structures	(10,753)	(1,652)	—	126	(12,279)
Plant	(39,181)	(7,624)	113	18	(46,674)
Computer hardware	(8,654)	(3,740)	838	393	(11,163)
Other fixtures and tangible fixed assets	(24,342)	(3,769)	323	(92)	(27,880)

	(82,930)	(16,785)	1,274	445	(97,996)

Total	111,481				104,244

As of December 31, 2002, the cost and accumulated depreciation of the fully depreciated assets being used by the Company amounted to €23,095,536.

The Company takes out insurance policies to sufficiently cover the possible risks to which its tangible fixed assets are subject.

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7. Long-term investments

The transactions recorded in 2002 in the “Long-Term Investments” accounts and in the related allowances are summarized as follows:

	Thousands of Euros
	Balance at 12/31/01	Additions or Provisions	Retirements or Reductions	Balance at 12/31/02
Investments in Group companies-
Antena 3 Directo, S.A.	18,138	—	—	18,138
Movierecord Cine, S.A.	18,006	—	—	18,006
Inversiones Valores Inmuebles, S.L.	8,752	782	—	9,534
Antena 3 Interactiva, S.A.	8,415	—	(8,415)	—
Antena 3 Producciones, S.A.	6,343	—	—	6,343
Battres Comunicación Alternativa, S.A.U.	3,652	—	(3,652)	—
Antena 3 Iniciativas Comerciales, S.A.	3,516	—	(3,516)
Antena 3 Temática, S.A.	2,784	—	—	2,784
Compunet Servicios Telemáticos, S.A.	2,404	—	—	2,404
Megatrix, S.A.	2,250	—	—	2,250
Ensueño Films, S.L.	1,804	—	—	1,804
Antena 3 International, Inc.	1,676	—	—	1,676
Traherpa, S.L.U.	1,275	—	(1,275)	—
Antena 3 Castilla y León, S.A.	1,260	—	—	1,260
Farmaplaning, S.L.	606	—	(606)	—
Publicidad 3, S.A.	505	—	—	505
Antena 3 Perú, S.A.	364	2,764	—	3,128
Nova Televisió, S.A.	245	—	—	245
Licencias e Imagen, S.A.U.	90	—	(90)	—
Guadiana Producciones, S.A.U.	66	—	—	66
Antena 3 Editorial, S.A.	60	—	—	60
Todotoys, S.L.	3,142	—	(3,142)	—

Total investments in Group companies	85,353	3,546	(20,696)	68,203

Investments in associated companies-
Canal Factoría de Ficción, S.A.	240	—	—	240

Total investments in associated companies	240	—	—	240

Other investments-
Canal Satélite Digital, S.L.	10,020	1,125	—	11,145
T.V.I. Televisão Independente, S.A.	2,016	—	—	2,016
Media Park, S.A.	1,142	—	—	1,142
Usandizaga Canal y Asociados, S.A.	541	—	(541)	—

Total other investments	13,719	1,125	(541)	14,303

Long-term guarantees	135	2	—	137
Long-term loans	3,606	204,808	(902)	207,512
Investment valuation allowance	(41,779)	(31,338)	20,631	(52,486)

Total	61,274	177,526	(1,508)	237,909

The variation of €31,338,000 in the investment valuation allowance is recorded under the “Variation in Investment Valuation Allowances” caption in the accompanying statement of operations.

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The Group companies and information thereon are as follows:

				Thousands of Euros
Company	Location	Line of Business	% of Ownership	Capital	Reserves	Shareholders’ Contributions	Income (Loss) for the Year	Extraordinary Income (Loss)
Publicidad 3, S.A.	Madrid	Advertising	100%	60	(320)	468	(23,074)	(31,534)
Antena 3 Editorial, S.A.	Madrid	Management of rights	100%	60	376	—	607	39
Antena 3 International, Inc.	U.S.A.	Portfolio company	100%	2,321	(1,839)	—	(b )	(b )
Antena 3 Perú, S.A.	Peru	Television	100%	3,016	(264)	—	(12)	(1)
Antena 3 Directo, S.A.	Madrid	TV home shopping	100%	17,580	(2,693)	—	(9,961)	(11,643)
Antena 3 Castilla y León, S.A.	Madrid	Audiovisual productions	60%	2,100	(627)	—	(28)	10
Antena 3 Temática, S.A.	Madrid	Audiovisual productions	100%	998	1,231	—	146	159
Antena 3 Interactiva, S.A.	Madrid	Internet	100%	8,415	(9,541)	—	(2,508)	(1,222)
Antena 3 Producciones, S.A.	Peru	Audiovisual productions	100%	2,922	193	—	227	99
Nova Televisió, S.A.	Palma de Mallorca	Audiovisual productions	51%	481	292	—	108	(1)
Movierecord Cine, S.A.	Madrid	Advertising in cinemas	100%	801	5,513	—	(3,788)	211
Megatrix, S.A.	Madrid	Audiovisual productions	100%	2,250	(1,324)	—	98	(1)
Ensueño Films, S.L.	Madrid	Audiovisual productions	100%	1,804	(345)	—	(1,263)	3
Inversiones Valores Inmuebles, S.L.	Madrid	Portfolio company	92.35%	5	(2)	—	(608)	(598)
Compunet Servicios Telemáticos, S.A. (a)	Madrid	Internet	20%	6	(728)	—	(214)	12
Guadiana Producciones, S.A.	Madrid	Production, distribution and screening	100%	60	1,036	—	72	—
Licencias e Imagen, S.A.	Madrid	Merchandising	100%	60	110	—	(407)	(2)

(a)	The Company owns indirect holdings of 14% through Traherpa, S.L. and of 60.95% through Inversiones de Valores Inmuebles, S.L.
(b)	Information not available.

The associated company and information thereon are as follows:

				Thousands of Euros
Company	Location	Line of Business	% of Ownership	Capital Stock and Additional Paid-in Capital	Reserves		Income for the Year		Extraordinary Income		Capital Payments Payable
Canal Factoría de Ficción, S.A	Madrid	Production of fiction programs	40%	600	(a	)	(a	)	(a	)	120

(a)	Information not available.

The other investees of the Company and information thereon are as follows:

				Thousands of Euros
Company	Location	Line of Business	% of Ownership	Capital and Additional Paid-in Capital		Reserves		Income (Loss) for the Year
T.V.I. Televisão Independiente, S.A.	Lisbon	Television	0.001%	65,810		(a	)	(a	)
Canal Satélite Digital, S.L.	Madrid	Digital television	2.25%	(a	)	(a	)	(a	)
Media Park, S.A.	Barcelona	Theme park	0.94%	45,245		27,237		(27,913)

(a)	Information not available.

The information on Antena 3 Directo, S.A., Antena 3 Castilla y León, S.A., Antena 3 Temática, S.A., Nova Televisió, S.A., Antena 3 Interactiva, S.A., Publicidad 3, S.A., Megatrix, S.A., Antena 3 Producciones, S.A., and Movierecord Cine, S.A. was obtained from the audited financial statements as of December 31, 2002.

None of Antena 3 de Televisión, S.A.’s investees is listed on Spanish or foreign stock exchanges.

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On April 9, 2002, the Shareholders’ Meeting of Canal Satélite Digital, S.L. resolved to increase capital by €49,999,793. Based on Antena 3 Televisión, S.A.’s ownership interest in this company, the amount disbursed was €1,125,000.

On July 12, 2002, the Company converted the loan of €2,764,000 granted to Antena 3 Perú into capital.

On September 14, 2002, the capital increase of €31,800,000 at Media Park, S.A. was subscribed in full; however, since Antena 3 de Televisión, S.A. did not subscribe to any shares, its ownership interest in this company was reduced to 0.94%.

On October 9, 2002, the resolution to dissolve Farmaplanning, S.L. with the transfer en bloc of its assets and liabilities to Antena 3 Televisión, S.A. was recorded in a public deed. The gain of €126,000 obtained on this transaction is recorded under the “Gains on Disposals of Intangible Assets, Tangible Fixed Assets and Control Portfolio” caption in the accompanying statement of operations.

On October 29, 2002, the Company exercised its purchase option on 568 shares of Inversiones en Valores Inmuebles, S.L., thereby increasing its ownership interest in this company to 92.35%. This company in turn owns 66% of the capital of Compunet Servicios Telemáticos, S.L.

In 2002, after consecutive capital increases at TVI-Televisâo Independiente, S.A. that were not subscribed by Antena 3 de Televisión, S.A., the Company’s ownership interest in this company was reduced to 0.00152%.

In 2002 the Company resolved to realize or settle at short term its investments in Antena 3 Iniciativas Comerciales, S.A., Antena 3 Interactiva, S.A., Battres Comunicación Alternativa, S.A., Todotoys, S.L., Licencias e Imágenes, S.A.U., Traherpa, S.L. and Usandizaga Canal y Asociados, S.A. The holdings in these companies are recorded under the “Short-Term Investments” caption in the accompanying balance sheet at their net asset value, net of the allowance to cover the risk of Antena 3 Televisión, S.A.’s investments in the related investees (see Note 4-g).

On December 29, 2000, Antena 3 de Televisión, S.A. granted Manga Films, S.L. a short-term loan of €18,030,363. In 2001 the loan agreement was renegotiated and Antena 3 de Televisión, S.A. accepted partial repayment of the loan through the transfer by Manga Films, S.L. of the public copying and communication rights on various feature films for a total price €13,522,772. For the remaining portion of the loan, it was decided to grant a five-year extension, i.e. through November 29, 2006, with annual repayments of €901,518. The interest payable by Manga Films, S.L. will be calculated based on the loan principal at a rate tied to Euribor. This caption includes the portion of the loan which matures at over one year.

On September 10, 2002, a purchase and sale and loan transfer agreement was recorded in a public deed, effective January 1, 2002 for accounting purposes. This agreement enabled Publicidad 3, S.A. (a wholly-owned investee of Antena 3 de Televisión, S.A.) to acquire from Grupo Admira Media, S.A. (now Telefónica de Contenidos, S.A., Sole-Shareholder Company) all the shares of Uniprex, S.A. and Cadena Voz de Radiodifusión, S.A. The goodwill arising from this transaction in relation to these two companies amounted to €146,624,393 and is being amortized by Publicidad 3, S.A. on a straight-line basis over 20 years.

In 2003 the Company approved the grant of a new participating loan to support the operations of these subsidiaries (see Note 20).

The Company has granted a ten-year loan of €233,000,000 to Publicidad 3, S.A. to enable it to meet its obligations under the purchase and sale and loan transfer agreement relating to Uniprex, S.A. and Cadena Voz de Radiodifusión, S.A. As of December 31, 2002, €204,724,000 had been drawn down against this loan.

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8. Inventories

The detail of the balance of this caption in the balance sheet as of December 31, 2002, is as follows:

Thousands of Euros
Program rights, net-
Rights on outside productions	176,182
In-house productions and programs in process	77,677
Sports broadcasting rights	3,214
Allowance for inventory obsolescence	(21,371)

235,702

Consumables and other-
Dubbing, sound tracks and titles	2,943
Other materials	2,778

5,721

Advances to suppliers	47,239

Total inventories	288,662

The “Advances to Suppliers” caption in the accompanying balance sheet as of December 31, 2002, includes basically prepayments in connection with commitments to purchase sports broadcasting rights and rights on outside productions.

At 2002 year-end the Company had commitments, mainly for the purchase of audiovisual property rights, amounting to €157,500,000.

It is estimated that €134,655,000 of rights on in-house and outside productions will be amortized in 2003 (see Note 4-f).

9. Trade receivables

The balance of this caption in the balance sheet as of December 31, 2002, is made up of the following accounts, which were grouped together for presentation purposes:

Thousands of Euros
Trade receivables for sales	118,316
Barter trade receivables	8,023
Trade notes receivable	775

Total	127,114

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10. Balances and transactions with Group and associated companies

The detail of the balances of the “Receivable from Group and Associated Companies” and “Payable to Group and Associated Companies” captions on the asset and liability sides, respectively, of the accompanying balance sheet as of December 31, 2002, is as follows:

	Thousand of Euros
	Short-Term Receivables			Short-Term Payables
	Operating Receivables	Short-Term Loans	Receivable from Group and Associated Companies	Short-Term Payables	Operating Payables	Payable to Group and Associated Companies

Group companies:
Nova Televisió, S.A.	30	—	30		(157)	(157)
Antena 3 Editorial, S.A.	—		—	(1,209)	—	(1,209)
Antena 3 International, Inc.	5	—	5	—	(16)	(16)
Antena 3 Perú, S.A.	44		44	—	—	—
Antena 3 Directo, S.A.	238	6,913	7,151	(772)	(86)	(858)
Guadiana Producciones, S.A.	27	439	466	—	(248)	(248)
Gestión de Telecomunicaciones 2000, S.L.	—	305	305	(3)	—	(3)
Antena 3 Castilla y León, S.A.	542	190	732	—	(440)	(440)
Antena 3 Producciones, S.A.	—	2,469	2,469	—	—	—
Antena 3 Iniciativas Comerciales, S.A.	—	—	—	(1,221)	—	(1,221)
Antena 3 Interactiva, S.A.	—	5,430	5,430	(680)	—	(680)
Antena 3 Temática, S.A.U.	349	188	537	(402)	(73)	(475)
Arbatax Emisiones Audiovisuales, S.A.	—	92	92	—	(9)	(9)
Movierecord Cine, S.A.	19	4,381	4,400	(933)	(1,011)	(1,944)
Megatrix, S.A.	126	5,213	5,339	—	(1,699)	(1,699)
Megamundi, S.A.	181	—	181	—	—	—
Licencias e Imagen, S.A.	66	398	464	(75)	(54)	(129)
Ensueño Films, S.L.	—	5,581	5,581	(362)	—	(362)
Battres Comunicación Alternativa, S.A.	—	1,031	1,031	(62)	—	(62)
Inversiones Valores Inmuebles, S.L.	—	4	4	(31)	—	(31)
Compunet Servicios Telemáticos, S.A.	3	1,154	1,157	(39)	—	(39)
Publicidad 3, S.A.	2,037	545	2,582	(4,669)	—	(4,669)
Productora de Televisión de Aragón, S.A.U.	—	—	—	(1)	(520)	(521)
Trading Team, S.A.	—	502	502	—	—	—
Traherpa, S.L.U.	—	—	—	(252)	—	(252)
Todotoys, S.A.	—	486	486	—	—	—
Uniprex, S.A.	48	6,456	6,504	—	(78)	(78)
Associated and related companies:
Canal Factoría de Ficción, S.A.	1,175	—	1,175	—	—	—
T.V.I. Televisão Independente, S.A.	485	—	485	—	—	—
Media Park, S.A.	11	—	11	—	(35)	(35)
Telefónica, S.A. (a)	54	—	54	—	(13)	(13)
Lola Films, S.A. (a)	692	—	692	—	(2,884)	(2,884)
Fama, Artistas, Músicos y Actores, S.A.	—	191	191	—	—	—
Gestión de Medios Audiovisuales de Futbol, S.L. (a)	—	—	—	—	(280)	(280)
DTS, Distribuidora de Televisión Digital, S.A. (a)	387	—	387	—	(6,905)	(6,905)
Playa de Madrid, S.A.	3	—	3	—	(315)	(315)
Telefónica Multimedia, S.A.C. (a)	10	—	10	—	—	—
Telefónica de España, S.A. (a)	125	—	125	—	(916)	(916)
Zeleris España, S.A.	—	—	—	—	(3)	(3)
Admira Sport, S.A.	—	—	—	—	(580)	(580)
Canal 11 Telefe	401	—	401	—	—	—
Telefónica Investigación y Desarrollo, S.A.U.	—	—	—	—	(8)	(8)
Telefónica Servicios Audiovisuales, S.A.	5	—	5	—	(1,689)	(1,689)
Telefónica Servicios Móviles, S.A.	737	—	737	—	(543)	(543)
Telefónica Data España, S.A.	—	—	—	—	(126)	(126)
Grupo Admira Media, S.A. (a)	2,336	—	2,336	—	(674)	(674)
Telefónica Ingeniería de Seguridad, S.A.	—	—	—	—	(275)	(275)
Telefónica Sistemas	—	—	—	—	(8)	(8)
Audiovisual Sport, S.L.	—	—	—	—	(314)	(314)
Gerencia Balear de Medios, S.A.	—	—	—	—	(149)	(149)
Terra Network, S.A	418	—	418	—	—	—
Fremantle Media (RTL Group)	—	—	—	—	(784)	(784)

Total	10,554	41,968	52,522	(10,711)	(20,892)	(31,603)

(a)	Companies related through common shareholders.
(b)	Loan granted in U.S. dollars.

12

The Company also has long-term notes payable to Lola Films, S.A. amounting to €3,999,000, of which €2,496,000 mature in 2004 and €1,503,000 in 2005.

The loans granted to the Group companies earn average interest tied to Euribor.

13

The detail of the transactions carried out in 2002 with the Group and associated companies is as follows:

	Thousands of Euros
	Sales	Financial Revenues	Purchases of Rights and Other Services	Financial Expenses
Group companies:
Nova Televisió, S.A.	3	—	269	—
Antena 3 Editorial, S.A.	—	—	—	29
Antena 3 Perú, S.A.	—	54	—	—
Famosos Artistas, Músicos y Actores, S.A.	199	96	3,710	—
Antena 3 Directo, S.A.	957	103	61	—
Guadiana Producciones, S.A.	72	17	280	—
Gestión de Telecomunicaciones 2000, S.L.	—	2	—	—
Antena 3 Castilla y León, S.A.	801	11	1,293	—
Antena 3 Producciones, S.A.	—	86	—	—
Antena 3 Iniciativas Comerciales, S.A.	15	—	2	25
Antena 3 Interactiva, S.A.	54	195	438	—
Antena 3 Temática, S.A.U.	890	187	719	—
Arbatax Emisiones Audiovisuales, S.A.	—	45	8	—
Movierecord Cine, S.A.	260	97	2,754	—
Megatrix, S.A.	917	216	8,226	—
Level 51, S.L.	—	13	—	—
Licencias e Imagen, S.A.	212	5	42	—
Ensueño Films, S.L.	601	184	—	—
Battres Comunicación Alternativa, S.A.	—	46	—	—
Inversiones Valores Inmuebles, S.L.	—	—	—	—
Compunet Servicios Telemáticos, S.A.	2	44	11	—
Onda Cero Radio, S.A.	—	49	—	—
Publicidad 3, S.A.	1,373	545	—	—
Trading Team, S.L.	—	2	—	—
Traherpa, S.L.U.	—	—	—	5
Todotoys, S.L.	—	7	—	—
Uniprex, S.A.	577	—	—	—
Associated and related companies:
Canal Factoría de Ficción, S.A.	706	—	—	—
T.V.I. Televisâo Independente, S.A.	1	—	—	—
Media Park, S.A.	17	—	276	—
Telefónica, S.A. (a)	57	—	12	—
Lola Films, S.A.(a)	565	—	1,243	—
Gestión de Medios Audiovisuales de Fútbol, S.L.	—	—	722	—
DTS, Distribuidora de Televisión Digital, S.A. (a)	2,581	—	49,947	—
Playa de Madrid, S.A.	163	—	1,088	—
Telefónica Multimedia, S.A.C. (a)	63	—		—
Telefónica de España, S.A. (a)	74	—	2,994	—
Zeleris España, S.A.	—	—	33	—
Admira Sport, S.A.	—	—	1,373	—
Canal 11 Telefe	3	—	20	—
Telefónica Investigación y Desarrollo, S.A.U.	—	—	45	—
Telefónica Servicios Audiovisuales, S.A.	13	—	5,016	—
Telefónica Servicios Móviles, S.A.	4,045	—	1,617	—
Telefónica Data España, S.A.	—	—	368	—
Grupo Admira Media, S.A. (a)	2,775	—	1,403	—
Telefónica Ingeniería de Seguridad, S.A.	—	—	272	—
Telefónica Sistemas	—	—	234	—
Audiovisual Sport, S.L	—	—	1,546	—
Gerencia Balear de Medios, S.A.	—	—	339	—
Canal Satélite Digital, S.L.	—	—	7	—
Terra Networks España, S.A.	447	—	—	—
Atento Telecomunicaciones España	—	—	50	—
ZZJ, S.A.	—	—	210	—
RTL Televisión	7	—	2	—
Fremantle Media (RTL Group)	—	—	5,258	—

TOTAL	18,450	2,004	91,888	59

(a)	Companies related through common shareholders.

14

The balances with the related company DTS Distribuidora de Televisión Digital, S.A. relate to the sale of thematic channels and the acquisition of audiovisual rights to broadcast free-to-air TV.

The balances with Telefónica Servicios Audiovisuales, S.A. relate to the provision of signal transmission and news production services.

11. Shareholders’ equity

The transactions recorded under this caption in the accompanying balance sheet as of December 31, 2002, are summarized as follows:

	Thousands of Euros
	Capital Stock	Legal Reserve	Reserve for Treasury Stock	Other Reserves	Retained Earnings	Dividends	Income for the Year
Balances at December 31, 2001	166,668	33,334	2,933	257,437	9,366	—	39,416
Distribution of 2001 income	—	—	—	19,589	—	19,827	(39,416)
Distribution of dividends	—	—	—	—	—	(19,827)	—
2002 loss	—	—	—	—	—	—	(31,293)

Balances at December 31, 2002	166,668	33,334	2,933	277,026	9,366	—	(31,293)

Capital stock

The Company’s capital stock as of December 31, 2002, consisted of 166,668,000 fully subscribed and paid registered shares of €1 par value each.

All the shares carry the same rights.

The companies or corporate groups with an ownership interest of 5% or more in the capital stock of Antena 3 de Televisión S.A. are as follows:

Percentage of Ownership
Telefónica de Contenidos, S.A.	47.52
Banco Santander Central Hispano, S.A.	17.41
Macame, S.A. (Banco Santander Central Hispano Group)	12.79
RTL Group Communications S.L.U.	17.27
Other shareholders	5.01

100.00

Legal reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

15

Other reserves

The “Other Reserves” account includes restricted reserves of €281,141 relating to the “Reserve for the Adjustment of Capital Stock to Euros”.

Reserve for treasury stock

Under the revised Corporations Law, a restricted reserve must be recorded equal to the value of the treasury stock held by the Company. Also, the par value of the treasury stock cannot exceed 10% of the Company’s capital stock and the shares in question must be fully paid in.

As of December 31, 2002, the total cost of the shares of treasury stock amounted to €2,933,000 and related to 1,444,500 shares of €1 par value each.

12. Payable to credit institutions

The breakdown of the balances of these captions on the liability side of the accompanying balance sheet as of December 31, 2002, is as follows:

	Thousands of Euros
	Limit	Balance Drawn down at Short Term	Balance Drawn down at Long Term
Syndicated loan	140,000	15,550	124,450
Syndicated credit line	90,000	—	—
Credit lines	16,010	—	—
Demand deposit overdrafts	—	1,741	—
Accrued interest payable	—	163	921

	246,010	17,454	125,371

On October 28, 2002, Antena 3 de Televisión, S.A. arranged a syndicated loan and a syndicated credit line with various credit institutions, with JP Morgan Bank, S.A. as the agent bank, to enable it to purchase through its subsidiary Publicidad 3, S.A. all the shares of Uniprex, S.A. and Cadena Voz de Radiodifusión, S.A. held by Grupo Admira Media, S.A., Sole-Shareholder Company (now Telefónica de Contenidos, S.A., Sole-Shareholder Company). The loan amounts to €140,000,000 and the limit of the credit line is €90,000,000. As of December 31, 2002, the Company had not drawn down any amount against this credit line, which is secured by the Company’s assets.

The agreement under which the loan and credit line were arranged established certain financial and operating conditions to be met by Antena 3 de Televisión S.A. The Company’s directors consider that as of December 31, 2002, the Company was meeting all these conditions.

The interest rate on this credit line is tied to EURIBOR plus a spread. There is also a fixed annual fee payable on the loan in addition to various fees paid by the Company at the date the credit line was arranged. The fees payable at over one year are recorded under the “Deferred Charges” caption in the accompanying balance sheet.

The interest rates paid by the Company in 2002 on the loans and credit facilities with credit institutions are mainly tied to Euribor plus a spread ranging from 0.1% to 1%.

16

13. Trade accounts payable

The detail of the balance of this caption in the balance sheet as of December 31, 2002, is as follows:

Thousands of Euros
Payable to suppliers	102,705
Payable for unreceived invoices	25,506
Barter payables	1,518

129,729

14. Other provisions

The detail of the balance of the “Other Provisions” caption on the liability side of the accompanying balance sheet as of December 31, 2002, is as follows:

Thousands of Euros
Other short-term provisions for contingencies and expenses	57,547
Trade discounts payable	22,880

Total	80,427

15. Tax matters

The detail of the balances of the “Prepaid Taxes”, “Taxes Receivable” and “Taxes Payable” captions on the asset and liability sides, respectively, of the accompanying balance sheet as of December 31, 2002, is as follows:

Thousands of Euros
Long term-
Prepaid taxes	4,184

Short term-
Prepaid taxes	4,879
2002 corporate income tax asset	9,726
Other taxes receivable	3,829

18,434

Total taxes receivable	22,618

Personal income tax withholdings payable	2,011
VAT payable	5,888
Accrued social security taxes payable	1,717

Total taxes payable	9,616

In accordance with Corporate Income Tax Law 43/1995, on December 26, 2000, Antena 3 de Televisión, S.A. notified the Madrid tax authorities of its decision to file consolidated tax returns indefinitely provided that the requirements established in Article 81 of this Law are met and it does not decide to cease to apply the consolidated tax regime (Law 24/2001).

The filing of consolidated tax returns gives rise to reciprocal intercompany balances, due to the offset of the losses incurred by certain companies against the income earned by other Group companies. These balances are recorded in the “Payable to Group Companies Due to Tax Effect” and “Receivable from Group Companies Due to Tax Effect” accounts, as appropriate.

17

Corporate income tax is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

The reconciliation of the 2002 loss per books to the tax loss for corporate income tax purposes is as follows:

	Thousand of Euros
	Tax Base	Tax Charge
2002 loss before taxes	(30,855)	(10,799)
Permanent differences-
Increases	9,066	3,173
Permanent difference due to consolidation	50,271	17,595
Total permanent differences	59,337	20,768

Tax credits	—	(9,531)

Adjusted result per books	28,482	438

Timing differences:
Increases-
Arising in the year	8,969	3,139
Decreases-
Arising in prior years	(16,255)	(5,689)

Total timing differences	(7,286)	(2,550)

Tax base and net tax payable	21,196	(2,112)

2002 tax prepayments		(195)

Tax charge payable		(2,307)

Tax assets taken by Group companies		(7,419)

Corporate income tax asset		(9,726)

The difference between the tax charge allocated to the current year and to prior years and the tax charge already paid or to be paid for those years, which is recorded in the “Prepaid Income Taxes” (“Deferred Income Taxes”) account, arose as a result of the following timing differences:

Thousands of Euros
Prepaid income tax:
Portfolio provision	4,066
Provision for contingencies and expenses	1,923
Provision for operating bad debts	1,875
Provision for in-house productions	1,107
Provision for outside productions	92

Total	9,063

Based on the estimate made by the Company’s directors of when future income will arise to enable the offset and use of these prepaid taxes, €4,184,703 were recorded under the “Fixed and Other Noncurrent Assets – Prepaid Taxes” caption and the remainder under the “Current Assets - Taxes Receivable” caption.

On March 20, 2002 the Spanish Accounting and Audit Institute (ICAC) published a resolution establishing that whenever it is certain that tax losses will be recovered at short term, companies can recognize the tax assets earned in the year, thereby reducing the corporate income tax expense by the amount of these tax assets.

18

In 2002, in accordance with this resolution, the Company recognized the tax assets earned during the year and those earned in 2001 that had not yet been recognized, the detail being as follows:

Year	Thousand of Euros
2001	2,213
2002	7,318

The Company has 1999, 2000 and 2001 for VAT and personal income tax withholdings and the years since 1998 for corporate income tax open for review by the tax inspection authorities. The Company’s directors do not expect any material liabilities that would affect the financial statements to arise in the event of an inspection of the open years.

16. Other guarantee commitments to third parties and other contingent liabilities

a)	Guarantee commitments to third parties

The detail of the guarantees provided by the Company to financial institutions for third parties is as follows:

Thousands of Euros
Group and associated companies	22,370
Other guarantees	17,747

Total	40,117

As of December 31, 2002, the guarantees provided for associated companies included basically the guarantee provided by the Company for Gestora de Medios Audiovisuales Fútbol, S.L. and Audiovisual Sport, S.L. amounting to €5,229,000 and €10,123,000, respectively, in connection with the normal operations of these companies.

The Company’s directors consider that the unforeseen liabilities, if any, as of December 31, 2002, that might arise from the guarantees provided would not be material.

b)	Other contingent liabilities

As of December 31, 2002, the only significant litigation pending was that relating to the complaint filed by various rights management entities amounting to €15,000,000. The Court of First Instance of San Sebastián de los Reyes found for the plaintiffs and the Company appealed against the decision of this Court.

The Company’s directors and their legal advisers do not expect any material liabilities to arise in addition to those already recorded from the outcome of the lawsuits in progress.

19

17. Foreign currency balances and transactions

a)	Foreign currency balances

The breakdown, by currency, of the equivalent euro value Company’s debts reflected on the liability side of the accompanying balance sheet as of December 31, 2002, is as follows:

Currency	Thousands of Euros
Trade Accounts Payable
U.S. dollars	44,886
Other currencies	104

Total	44,990

b)	Foreign currency transactions

The foreign currency transactions in 2002 related mainly to transactions denominated in U.S. dollars; their equivalent euro values translated at the average exchange rates for the year being as follows:

	Thousands of Euros
	U.S. Dollars	Other Currencies
Sales	2,458	—
Purchases and other expenses	90,690	930

Total	93,148	930

18. Revenues and expenses

a)	Net revenues

Most of the Company’s sales are made in Spain.

b)	Program and other amortization

The detail of the “Program and Other Amortization” caption in 2002 is as follows:

Thousands of Euros
Broadcasting of in-house productions	123,246
Outside production services	105,013
Program broadcasting rights	112,169
Performances of and contributions by entertainers	11,115
Other supplies	12,145
Live broadcasting rights	34,205
Addition to inventories	(128,446)

Total	269,447

The “Addition to Inventories” account reflects the external expenses incurred in making programs. In accordance with the Company’s procedures, these expenses are capitalized and subsequently amortized by the method described in Note 4-f.

20

c)	Personnel expenses

The breakdown of the personnel expenses in 2002 is as follows:

Thousands of Euros
Wages and salaries	76,884
Social security costs and other employee welfare expenses	16,842
Other personnel expenses	2,156

Total	95,882

The average number of employees in 2002, by category, was as follows:

Professional Category	Number of Employees
Senior management	24
Operations and programs personnel	1,167
Commercial personnel	189
Management personnel	192
Interns	34
Specific-project contracts	289

Total	1,895

d)	Rent and fees

The “Rent and Fees” caption in the accompanying 2002 statement of operations includes, inter alia and as the most significant item, the amounts paid to Ente Público Retevisión as fees for the distribution of the audiovisual signal.

e)	Other current operating expenses

The breakdown of the balance of this caption in the 2002 statement of income is as follows:

Thousands of Euros
Work performed by other companies	14,385
Copyright	15,244
Communications	9,001
Advertising and publicity	7,370
Other expenses	41,298

Total	87,298

f)	Fees and other amounts paid to auditors

In 2002 the fees for financial audit services provided to Antena 3 de Televisión, S.A. and subsidiaries by the main auditor and entities related thereto amounted to €261,672, which included €150,256 for services provided to Antena 3 de Televisión, S.A. The fees for the same services relating to other auditors participating in the audit of various Group companies amounted to €59,731.

21

In 2002 the fees for other professional services provided to the Group companies by the main auditor and entities related thereto totaled €536,760, which related in full to services provided to Antena 3 de Televisión, S.A. The fees for the same services provided by other auditors participating in the audit of various Group companies amounted to €9,946.

g)	Extraordinary expenses

The breakdown of this caption in the 2002 statement of operations is as follows:

Thousands of Euros
Period short-term provision for contingencies and expenses (Note 4-k)	28,477
Other extraordinary expenses	10,852

Total	39,329

19. Directors’ compensation and other benefits

The compensation earned in 2002 by the former and current directors for salaries and attendance fees amounted to €584,000.

The Company has not granted any loans or advances to its Board members and it does not have any supplementary pension, retirement bonus, special indemnity or life insurance commitments to them.

20. Subsequent events

On January 7, 2003, the Spanish National Securities Market Commission (CNMV) was notified of the acquisition by the Telefónica Group company Corporación Admira Media, S.A.U. of 19,532,625 Company shares from Banco Santander Central Hispano, S.A., representing 11.719% of the capital stock of Antena 3 de Televisión, S.A. Once the transfer of these shares has been formalized, the Telefónica Group will own 59.229% of the capital stock of Antena 3 de Televisión, S.A.

Antena 3 de Televisión, S.A. increased the ten-year participating loan granted to Uniprex, S.A. to €67 million.

22

21. Statements of changes in financial position for 2002 and 2001

Following are the 2002 and 2001 statements of changes in financial position:

The breakdown of the funds obtained from operations is as follows:

	Thousands of Euros
	2002	2001
Income (Loss) for the year	(31,293)	39,416
Add-
Depreciation and amortization expense	19,351	16,780
Period provision for investment securities and treasury stock	31,338	31,916
Losses on tangible fixed assets	217	130
Less-
Gains on control portfolio disposals		(4,447)
Gains on tangible fixed asset disposals	(217)	(164)
Reversal of provision for investment securities		(10,104)

Funds obtained from operations	19,396	73,527

23

22. Explanation added for translation to English

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

24

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Antena 3 de Televisión, S.A.

2002 Management Report

Business performance and situation of the Company

Net sales fell by 2.5% from €520 million in 2001 to €507 million in 2002, due largely to the negative situation of the advertising market.

Similarly, income from ordinary activities fell from €92 million in 2001 to €33 million in 2002 and the Company reported a loss after taxes of €31 million, after recording net extraordinary expenses of €66 million.

In 2002 the Spanish television industry scored a first in its history, when a private television network assumed responsibility for broadcasting the Soccer World Cup held in Korea and successfully met this challenge, after a major effort in production and programming, gaining the acknowledgement of viewers and specialist commentators alike.

Significant events subsequent to year-end

The Law accompanying the General State Budget Law for 2003 included amendments to the legislation applicable to private television networks, which, for the purposes of this report, included most notably the elimination of the ceiling on a shareholder’s ownership interest in a single concession-holder.

In January 2003 the Telefónica Group increased its investment in Antena 3 de Televisión, S.A. through the acquisition of shares representing 11.72% of the latter’s capital stock hitherto owned by the BSCH Group. At the date of preparation of this report, the Telefónica Group owned 59.23% of the capital stock of Antena 3 de Televisión, S.A.

Outlook for the Company

In 2002 the advertising market evolved as predicted, closely reflecting the general economic slowdown that had been forecast. At the same time, the public-sector television networks stepped up their efforts for commercial viability and made a determined effort to increase their share of advertising expenditure, frustrating the private networks’ expectations.

From a global viewpoint, the television industry is undergoing a major upheaval, which has mainly affected pay-TV operators and the new terrestrial digital TV projects, most of which have been frozen, although it should not be forgotten that measures are being taken to merge the satellite-based pay-TV platforms.

The fact that there has been no increase in the number of competitors in the industry cannot be interpreted as an unexpected advantage, but rather it must be seen as further explicit and conclusive evidence of a market environment so tough that it can, by its very nature, put a stop to all these new operators’ plans for development.

As regards terrestrial digital TV, and as required by law, A3TV started digital broadcasting on April 3, 2002.

It must once again be pointed out that there is no possibility of obtaining any return on this significant additional expense either now or in the immediate and foreseeable future, since there are practically no receivers capable of capturing the digital signals and, as a result, no current or even potential audience to justify new revenue expectations.

Accordingly, the same rationale has been applied in structuring the digital broadcasting contents, which at the moment are confined to repeating the analog signal, as the only way of avoiding the addition of costs of a second programming grid specifically for terrestrial digital TV to the unavoidable new costs of TDT transmission and broadcasting.

Research and development activities

A3TV is continuing with the research, implementation and development of its technological adaptation projects for the full digitization and integration of all its equipment.

Treasury stock acquisitions

In 2002 no transactions involving shares of treasury stock were performed.

2

On February 20, 2003, the Board of Directors of Antena 3 de Televisión, S.A. resolved to officially prepare the financial statements, management report and loss allocation proposal for 2002 of Antena 3 de Televisión, S.A. contained in this document, which is signed below by the directors in witness of their conformity:

Luis Blasco Bosqued	Ernesto Sáenz de Buruaga Bustamante

Eduardo Alonso Conesa	Luis Bastida Ibargüen

Didier Bellens	Nicolás Abel Bellet de Tavernost

Jorge Calvet Spinatsch	José Luis Díaz Fernández

Daniel García-Pita Pemán	Emilio Gilolmo López

Joan David Grimà Terré	Pedro Ramón y Cajal

Eduardo Sanfrutos Gambín

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain.

In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS’ REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of

Antena 3 de Televisión, S.A.:

We have audited the consolidated financial statements of ANTENA 3 DE TELEVISIÓN, S.A. AND SUBSIDIARIES comprising the consolidated balance sheet as of December 31, 2002, and the related consolidated statements of operations and notes to consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Parent Company’s directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require an examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2002 figures for each item in the consolidated balance sheet and consolidated statements of operations, the figures for 2001. Our opinion refers only to the 2002 consolidated financial statements. Our auditors’ report dated March 21, 2002, on the 2001 consolidated financial statements contained an unqualified opinion.

In our opinion, the consolidated financial statements for 2002 referred to above present, in all material respects, a true and fair view of the net worth and financial position of Antena 3 de Televisión, S.A. and Subsidiaries as of December 31, 2002, and of the results of their operations in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

The accompanying consolidated management report for 2002 contains the explanations which the Parent Company’s directors consider appropriate about the Group’s situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated management report is consistent with that contained in the consolidated financial statements for 2002. Our work as auditors was confined to checking the consolidated management report with the aforementioned scope, and did not include a review of any information other than that drawn from the Group’s accounting records.

DELOITTE & TOUCHE ESPAÑA, S.L.

Registered in ROAC under No. S0692

Luis Jiménez Guerrero

February 21, 2003

ANTENA 3 DE TELEVISIÓN, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(Thousands of Euros)

	2002	2001
ASSETS
FIXED AND OTHER NONCURRENT ASSETS
Start-up expenses (Note 4-c)	21.678	1.431
Intangible assets (Note 6)	15.323	14.551
Tangible fixed assets (Note 7)	137.412	127.106
Land and structures	64.226	60.907
Plant	149.280	117.144
Other tangible fixed assets	50.609	39.090
Accumulated depreciation	(126.703)	(90.035)
Long-term investments (Note 8)	21.448	12.418
Parent Company shares	2.933	2.933
Prepaid taxes (Note 17)	7.183	5.498

Total fixed and other noncurrent assets	205.976	163.937

CONSOLIDATION GOODWILL (Note 5)	144.743	24.913

DEFERRED CHARGES	1.847	12

CURRENT ASSETS:
Inventories (Note 9)	304.950	317.568
Program rights	246.083	244.737
Consumables and other inventories	11.425	11.525
Advances to suppliers	47.442	61.306
Accounts receivable-	221.158	195.003
Trade receivables (Note 10)	185.956	164.797
Receivable from Group, associated and related companies (Note 11)	14.160	22.791
Taxes receivable (Note 17)	30.100	12.257
Sundry accounts receivable	11.575	10.143
Allowance for bad debts (Note 19)	(20.633)	(14.915)
Short-term investments	28.220	27.689
Cash	7.471	23.805
Accrual accounts	3.535	3.827

Total current assets	565.334	567.892

TOTAL ASSETS	917.900	756.754

SHAREHOLDERS’ EQUITY AND LIBILITIES
SHAREHOLDERS’ EQUITY (Note 12):
Capital stock	166.668
Legal reserve	33.334
Other reserves	277.026
Reserve for treasury stock	2.933
Reserves at fully consolidated companies	(775)
Retained earnings	9.366
Translation differences	(669)
Income (Loss) attributable to the Parent Company	(30.037)	48.053
Consolidated income (loss)	(29.907)	48.005
Income (loss) attributed to minority interests	(130)	48

Total shareholders’ equity	457.846	509.174

MINORITY INTERESTS (Note 13)	1.989	1.745

DEFERRED REVENUES		1

PROVISIONS FOR CONTINGENCIES AND EXPENSES	18	282

LONG-TERM DEBT:
Payable to credit institutions (Note 14)	128.721	3.062
Other payables	744	1.604
Payable to Group, associated and related companies (Note 11)	3.999	5.381
Capital payments payable (Note 8)	120	120

Total long-term debt	133.583	10.167

CURRENT LIABILITIES:
Payable to credit institutions (Note 14)	21.724	2.645
Trade accounts payable (Note 15)	168.106	151.436
Payable to Group, associated and related companies (Note 11)	45.769	12.066
Customer advances	2.090	2.664
Taxes payable (Note 17)	12.304	10.238
Other nontrade payables	10.285	15.278
Other provisions (Note 16)	63.469	39.559
Accrual accounts	717	1.499

Total current liabilities	324.464	235.385

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	917.900	756.754

The accompanying Notes 1 to 23 are an integral part of the consolidated balance sheet as of December 31, 2002

ANTENA 3 DE TELEVISIÓN, S.A. AND SUBSIDIARIES

2002 AND 2001 CONSOLIDATED STATEMENTS OF OPERATIONS

(Thousands of Euros)

DEBIT	2002	2001
EXPENSES:
Program amortization and other supplies (Note 20)	308.627	232.256
Personnel expenses (Note 20)	141.123	118.399
Depreciation and amortization expense	28.131	20.967
Variation in operating allowances	6.050	3.541
Rent and fees (Note 20)	40.335	25.766
Other current operating expenses (Note 20)	130.291	146.272
Taxes other than income tax	1.263	3.088

	655.820	550.289

Operating income	14.832	85.789

Financial and similar expenses	7.449	2.510
Exchange losses	29	2.733

	7.478	5.243

Amortización of goodwill	14.568	7.881

Income from ordinary activities	—	75.334

Losses on intangible assets and tangible fised assets	1.628	629
Variation in investment valuation allowances (Note 8)	1.650	1.453

Prior years’ extraordinary expenses and losses	45.041	21.787

	48.319	23.869

Consolidated income before taxes	—	61.703

Corporate income tax (Note 17)	(15.590)	13.698

Consolidated income for the year	—	48.005

Income attributed to minority interests	130	—

Income for the year attributed to the Parent Company	—	48.053

CREDIT	2002	2001
REVENUES:
Net revenues (Note 20)
Sales	697.890	644.928
Sales discounts	(61.202)	(60.562)

	636.688	584.366
Increase in merchandise inventories	—	530
Other revenues	33.964	51.182

	670.652	636.078

Interest and similar revenues	2.176	2.659
Exchange gains	1.137	10

	3.313	2.669

Financial loss	4.165	2.574

Loss on ordinary activities	3.901	—

Gains on intangible assets and tangible fixed assets	247	4.611
Extraordinary revenues	6.476	5.627

	6.723	10.238

Extraordinary loss	41.596	13.631

Consolidated loss before taxes	45.497	—

Consolidated loss for the year	29.907	—

Loss attributed to minority interests	—	48

Loss for the year attributed to the Parent Comapany	30.037	—

The accompanying Notes 1 to 23 are an integral part of the 2002 consolidated statement of operations.

2

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

Antena 3 de Televisión, S.A. and

Subsidiaries

Notes to 2002 Consolidated

Financial Statements

1. Description of the companies

Antena 3 de Televisión, S.A., the Group’s Parent Company, was incorporated on June 7, 1988, and its then sole corporate purpose was the indirect management of a television service.

For this purpose, it submitted its bid in response to the call for tenders made in accordance with Article 8 of Private Television Law 10/1988 and was awarded a concession for the indirect management of the television service, pursuant to a resolution of the Spanish Council of Ministers of August 25, 1989, for a period of ten years, which ended on April 3, 2000.

On May 7, 1996, the Shareholders’ Meeting resolved to change and extend the Company’s corporate purpose, as permitted by Satellite Telecommunications Law 37/1995.

On March 10, 2000, the Council of Ministers adopted a resolution for the renewal of the concession for the indirect management of the television service for a period of ten years from April 3, 2000. The terms of this renewal were the same as for the former concession, with the added obligation of commencing digital broadcasting on April 3, 2002. The Company made all the necessary investments to enable it to begin broadcasting on that date the Antena 3 de Televisión, S.A. signal pursuant to Royal Decree 2169/1998 which approved the Spanish Technical Plan for Terrestrial Digital Television.

The other Group companies mainly carry on business activities relating to the production, copying and broadcasting of sounds and images, and TV and Internet home shopping (see Note 2).

In view of the business activities carried on by the companies, they do not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to the net worth, financial position and results of operations of the corporate Group. Accordingly, these notes to consolidated financial statements do not contain any specific disclosures relating to environmental issues.

2. Subsidiaries

The consolidated subsidiaries are as follows:

Corporate Name	Location	Year of Incorporation	Line of Business	Owner Company	%
Publicidad 3, S.A.	Madrid	1982	Advertising	Antena 3 de Televisión, S.A.	100
Uniprex, S.A.(a)	Madrid	1967	Radio broadcasting services	Publicidad 3, S.A.	100
Cadena Voz, S.A.(a)	Madrid	1994	Radio broadcasting services	Publicidad 3, S.A.	100
Antena 3 Editorial, S.A.	Madrid	1990	Management of rights	Antena 3 de Televisión, S.A.	100
Antena 3 Perú, S.A.	Lima (Peru)	1995	Television	Antena 3 de Televisión, S.A.	100
Antena 3 Directo, S.A.	Madrid	1994	TV home shopping	Antena 3 de Televisión, S.A.	100
Guadiana Producciones, S.A.	Madrid	1994	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Antena 3 Temática, S.A.	Madrid	1998	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Antena 3 Producciones, S.A.	Lima (Peru)	1998	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Nova Televisió, S.A.	Mallorca	1991	Audiovisual productions	Antena 3 de Televisión, S.A.	51
Movierecord Cine, S.A.	Madrid	1966	Advertising in cinemas	Antena 3 de Televisión, S.A.	100
Antena 3 Castilla-León, S.A.	Valladolid	1993	Audiovisual productions	Antena 3 de Televisión, S.A.	60
Inversiones Valores Inmuebles, S.L.	Barcelona	1987	Portfolio company	Antena 3 de Televisión, S.A.	84.6
Compunet Servicios Telemáticos, S.A.	Madrid	1996	Internet	Inversiones Valores Inmuebles, S.L.	66
				Antena 3 de Televisión, S.A.	20
A3D Chile Holdings, S.A.	Santiago de Chile	2001	Portfolio company	Antena 3 Directo, S.A.	99.9
A3D Chile, S.A.	Santiago de Chile	2001	TV home shopping	A3D Chile Holdings, S.A.	69.93
Trading Team, S.L.	Lisbon	2001	TV home shopping	Antena 3 Directo, S.A.	80
Ensueño Films, S.L.	Madrid	2000	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Megatrix, S.A.	Madrid	2000	Audiovisual productions	Antena 3 de Televisión, S.A.	100

(a)	Companies included in the scope of consolidation in 2002 as a result of their acquisition in that year.

Holdings in certain other companies were not consolidated in 2002 either because they are not jointly managed and influence is not exercised over them or, although jointly managed, their operations in 2002 were not material. The effect of the exclusion from consolidation of these holdings on the 2002 consolidated financial statements was not material.

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The main holdings not included in the scope of consolidation are as follows:

Corporate Name	Location	Line of Business	Owner Company	%
Group companies-
Licencias e Imagen, S.A.	Madrid	Merchandising	Antena 3 de Televisión, S.A.	100
Productora de Aragón, S.A.(a)	Zaragoza	Inactive	Publicidad 3, S.A.	100
Grupo Universal Emisoras de Radio Amanecer, S.A.	Madrid	Radio station	Uniprex, S.A.	100
Corporación Radiofónica Castilla León, S.A.	Valladolid	Radio station	Uniprex, S.A.	50
Digimedia, S.A.(a)	Madrid	Sale of audiovisual technology	Antena 3 Interactiva, S.A.	100
Arbatax Emisiones Audiovisuales, S.A.(a)	Madrid	Audiovisual productions	Antena 3 Temática, S.A.	100
Antena 3 iniciativas comerciales, S.A.(a)	Madrid	TV sales management	Antena 3 de Televisión, S.A.	100
Antena 3 Interactiva, S.A.(a)	Madrid	Internet	Antena 3 de Televisión, S.A.	100
Battres Comunicación Alternativa, S.A.(a)	Valencia	Organization and management of events	Antena 3 de Televisión, S.A.	100
Gestión de Telecomunicaciones 2000, S.L.(a)	Madrid	Audiovisual productions	Antena 3 Temática, S.A.	100
Sprayette, S.A.(a)	Buenos Aires (Argentina)	TV home shopping	Antema 3 Directo, S.A.	71
Traherpa, S.L.(a)	Madrid	Transportation of products	Antena 3 de Televisión, S.A.	100
Antena 3 International, Inc.	Miami (USA)	Portfolio company	Antena 3 de Televisión, S.A.	100
Associated companies-
Onda Cero Ramblas, S.L.	Barcelona	Radio station	Uniprex, S.A.	40
Canal Factoría de Ficción, S.A.	Madrid	Production of fiction programs	Antena 3 de Televisión, S.A.	40
Other holdings-
Media Park, S.A.	Barcelona	Theme park	Antena 3 de Televisión, S.A.	0.94
T.V.I. Televisáo Independiente, S.A.	Lisbon	Television	Antena 3 de Televisión, S.A.	0.001
Canal Satélite Digital, S.L.	Madrid	Digital television	Antena 3 de Televisión, S.A.	2.25

(a)	Companies excluded from the consolidated Group as of January 1, 2002, since they were in the process of being liquidated or dissolved. The contributions of these companies to consolidated results are recorded at their net realizable value under the “Extraordinary Expenses” caption in the accompanying consolidated statement of operations.

3. Basis of presentation of the consolidated financial statements

a)	True and fair view

The 2002 consolidated financial statements, which were prepared from the accounting records of Antena 3 de Televisión, S.A. and its consolidated subsidiaries (listed in Note 2), are presented in accordance with Royal Decree 1815/1991 approving the regulations for the preparation of consolidated financial statements and, accordingly, give a true and fair view of the Group’s net worth, financial position and results of operations at that date.

The consolidated financial statements and the individual financial statements of the Group companies for 2002, which were prepared by the respective companies’ directors, will be submitted for approval by the related Shareholders’ Meetings, and it is considered that they will be approved without any changes.

5

b)	Comparative information

Certain items in the 2002 consolidated financial statements are presented using classification methods which differ from those applied in 2001. Had these items been reclassified in the 2002 consolidated statement of operations, in order to better reflect the business activities actually performed, the captions that would have changed are as follows:

Euros
Program amortization and other supplies	237,355
Intangible asset amortization expense	1,588

c)	Consolidation principles

The companies over which Antena 3 de Televisión, S.A. exercises effective control by virtue of ownership of a majority of the voting rights in their representation and decision-making bodies were fully consolidated; where appropriate, the companies in which there is significant influence but not ownership of a majority of the voting rights or joint management with third parties are accounted for by the equity method (see Notes 2 and 8).

All material accounts and transactions between the fully consolidated companies were eliminated in consolidation.

The equity of third parties in the capital stock, reserves and results of the fully consolidated companies is presented under the “Minority Interests” caption in the accompanying consolidated balance sheet.

The consolidated financial statements do not include the tax effect of transferring the reserves of the consolidated subsidiaries to the Parent Company’s accounts, since it is considered that no reserves not taxed at source will be transferred and that these reserves will be used as self-financing resources by the respective consolidated subsidiaries.

4. Valuation standards

The main valuation methods applied by the Group in preparing its consolidated financial statements for 2002 were as follows:

a)	Consolidation goodwill

The 2002 consolidated financial statements include consolidation goodwill, net of the related accumulated amortization, arising as a result of the positive consolidation difference between the amounts paid for the acquisition of the shares of fully consolidated subsidiaries and their underlying book value.

The goodwill is amortized over the periods in which it is considered that it will contribute to the obtainment of income by the Group.

6

The detail of the amounts originally recorded under the “Consolidation Goodwill” caption is as follows:

Company	Year Acquired	Initial Goodwill (Thousands of Euros)	Percentage Acquired	Amortization Period (Years)
Antena 3 Directo, S.A.	1999	600	40	5
Movierecord Cine, S.A.	1999	15,399	100	5
Inversiones Valores Inmuebles, S.L.	2000	7,962	77	3
Compunet Servicios Telemáticos, S.A.	2000	2,413	70.82	3
Sprayette, S.A.	2000	9,036	71	10
Inversiones Valores Inmuebles, S.L.	2001	782	7.60	3
Traherpa, S.A.	2001	959	100	3
Trading Team, S.A.	2001	753	76	4
Antena 3D Chile, S.A.	2001	653	70	5
Uniprex, S.A	2002	137,077	100	20
Cadena Voz de Radiodifusión, S.A.	2002	9,545	100	20

As a result of an analysis performed by Company management regarding certain companies’ ability to contribute to Group income, in 2002 accelerated amortization totaling €3,980,000 was taken on goodwill relating to Inversiones Valores Inmuebles, S.L. and Compunet Servicios Telemáticos, S.A., and this amount is recorded under the “Extraordinary Expenses” caption in the 2002 consolidated statement of operations (see Note 5).

b)	Translation methods (year-end exchange rate method)

The financial statements of the subsidiaries abroad were translated to euros at the exchange rates ruling at year-end, except for:

1.	Capital stock and reserves, which were translated at historical exchange rates.

2.	Income-statement items, which were translated at the average exchange rates for the year.

The exchange differences arising from application of these methods are included under the “Shareholders’ Equity - Translation Differences” caption in the accompanying consolidated balance sheet (see Note 12).

c)	Start-up expenses

Start-up expenses, which relate mainly to capital increase and preoperating expenses, are recorded at cost. These expenses are amortized on a straight-line basis over five years.

This caption also includes the amount paid under the agreement with the Radio Blanca Group for the creation of a new radio network in 2002. The Parent Company cooperates in the management of this network by contributing technical resources, bearing certain expenses and managing the commercial areas. The Company also guarantees to Radio Blanca the obtainment of given billing figures based on the audience obtained by the new network. As consideration for this agreement, the Company obtains a percentage of the revenues of this network, which since 2002 is being allocated to income over the ten-year term of the agreement.

Based on projections, the directors of the Parent Company consider that the economic terms and conditions of this agreement will enable this asset to be recovered.

7

d)	Intangible assets

Concessions, patents and trademarks

This account includes mainly the cost assigned to the radio broadcasting administrative concessions acquired from the Rueda de Emisoras Rato corporate group by Uniprex, S.A. and the cost of the other concessions this company has been acquiring since 1990. This cost is being amortized on a straight-line basis over ten years.

Other intangible assets

The remainder of the balance under this caption in the accompanying consolidated balance sheet includes basically the costs incurred in the acquisition or production of computer software when it will foreseeable be used for several years. Most of these assets are amortized on a straight-line basis over a maximum period of five years. In the event of software obsolescence, the related allowances for decline in value are recorded or the asset is definitively retired.

e)	Tangible fixed assets

Tangible fixed assets are carried at cost.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The Group depreciates its tangible fixed assets by the straight-line method at annual rates based on the following years of estimated useful life:

Years of Estimated Useful Life
Structures	33
Plant and machinery	10 and 12.5
Other fixtures and tools	5, 10 and 12.5
Furniture	10
Computer hardware	5 to 10
Transport equipment and other tangible fixed assets	6 and 10

f)	Long-term investments

The long-term investments composing the long-term investment securities portfolio included under the “Long-Term Investments” caption on the asset side of the accompanying consolidated balance sheet as of December 31, 2002, are carried at cost.

Antena 3 de Televisión, S.A. and its subsidiaries record the appropriate investment valuation allowances if cost is higher than market value. Market value is taken to be the underlying book value of the holdings. The long-term investment valuation provision charged to the 2002 consolidated statement of operations amounted to €1,650,000, and this amount was recorded in the “Variation in Investment Valuation Allowances” account in the 2002 consolidated statement of operations.

These investments were made mainly by Antena 3 de Televisión, S.A., which, as indicated in Note 2, does not present consolidated financial statements with all its investees. The increases or decreases in value of the holdings in nonconsolidated investees that would arise from application of consolidation principles would not be material.

8

g)	Parent Company shares

The Parent Company shares acquired without a capital reduction resolution having been adopted by the Parent Company’s Shareholders’ Meeting are valued at acquisition cost, net, where appropriate, of the allowances required to adjust this value to the underlying book value of the shares.

Also, in accordance with Article 79 of the revised Corporations Law, the Group has recorded a restricted reserve for an amount equal to the acquisition cost of Parent Company shares. This reserve is included under the “Shareholders’ Equity” caption in the accompanying consolidated balance sheet.

h)	Inventories

Program rights

Rights and program inventories are valued, based on their nature, as follows:

1.	Inventoriable in-house productions (programs produced to be rerun, such as series) are recorded at acquisition and/or production cost, which include both external costs billed by third parties for program production and for the acquisition of resources, and internal production costs, which are calculated by applying preset internal rates on the basis of the time during which operating resources are used in production.

The costs incurred in producing the programs are recorded on the basis of their nature under the appropriate captions in the consolidated statement of operations and are included under the “Program Rights” caption with a credit to the “Inclusion in Inventories” account under the “Program Amortization and Other Supplies” caption in the accompanying consolidated statement of operations.

Amortization of these programs is recorded under the “Program Amortization and Other Supplies” caption in the consolidated statement of operations on the basis of the number of showings, in accordance with the following percentages:

Percentage of Amortization
1st showing	70
2nd showing	25
Residual value	5

Given their special nature, the series which are broadcast daily are amortized in full when the first showing of each episode is broadcast.

The residual value of the series is recorded as an expense in the consolidated statement of operations on the basis of the sales of broadcasting rights to other operators, both in Spain and abroad. In any event, after the sixth year from the date when production of the program was completed, the unamortized cost is written off in full.

2.	Non-inventoriable in-house productions (programs produced to be shown only once) are valued by the same methods and procedures as those used to value inventoriable in-house productions. Programs produced and not shown are recorded at year-end under the “Program Rights – In-House Production and Production in Process” caption in the consolidated balance sheet. The cost of these programs is recorded under the “Program Amortization and Other Supplies” caption in the consolidated statement of operations at the time of the first showing.

9

3.	Rights on outside productions (films, series and other similar productions) are recorded at acquisition cost. These rights are deemed to be acquired when the term of the right commences for the Group. Payments to outside production distributors made prior to commencement of the term of the right are recorded under the “Advances to Suppliers” caption in the consolidated balance sheet. The amortization of the rights is recorded in the consolidated statement of operations under the “Program Amortization and Other Supplies” caption on the basis of the number of showings, in accordance with the following percentages, which are set on the basis of the number of showings contracted:

Films	Number of Showings Contracted
	1	2	3 or More
1st showing	100%	50%	50%
2nd showing	—	50%	30%
3rd showing	—	—	20%

	Number of Showings Contracted
Series	1	2 or More
1st showing	100%	50%
2nd showing	—	50%

4.	The Group’s thematic television channels include rights acquired from third parties and programs produced for showing or sale and are valued at acquisition cost and production cost, respectively.

These channels and rights are amortized as follows:

a.	In-house productions: 50% when the first showing is broadcast. Subsequent showings of the programs take place over a period of approximately three months and 40% of the cost is allocated to the consolidated statement of operations after the end of the third month from the date of the first showing. The effect on the consolidated statement of operations for the year with respect to the first straight-line allocation of the cost in the aforementioned three-month period is not material. The residual value remains in inventories for the following four years. After the fourth year the unamortized cost is written off.

b.	In-house documentary productions: 90% when the first showing is broadcast. The residual value remains in inventories for the following four years. After the fourth year the unamortized cost is written off.

c.	Documentaries acquired from third parties: Amortization is recorded on the basis of the number of showings contracted.

Consumables and other

Dubbings, sound tracks, titles and tunes of outside productions are recorded at acquisition or production cost. The amortization of rights is recorded under the “Program Amortization and Other Supplies” caption in the consolidated statement of operations at the time of the showing, by the same method as that used for outside productions.

Other inventories are recorded at acquisition cost and are allocated to income by the effective or actual amortization method over the usage period.

10

Allowances

The Group records provisions to allowances to reduce the unamortized portion of the value of in-house productions and of the rights on outside productions which it considers will not be shown. When the rights expire, the allowances recorded are used to write off the cost of the rights.

The Group records the appropriate allowances for the decline in value of the rest of its inventories to reduce them to realizable value.

Classification of programs

Program inventories are classified as current assets in accordance with the Spanish National Chart of Accounts and standard practice in the industry in which the Group operates. However, programs are used over several years (see Note 9).

i)	Short-term investments

This caption includes short-term investments (mainly in fixed-income securities). The Group records these short-term investments for the amount effectively paid and for the unmatured accrued interest at year-end earned on these acquisitions. As of December 31, 2002, the Group had short-term deposits amounting to €23,438,000.

This caption also includes holdings in companies intended for realization or settlement at short term, which as of December 31, 2002, were recorded at their net asset value (€25,869,000), net of an allowance of the same amount to cover the risk of Antena 3 Televisión S.A.’s investment in these companies. The data on the net worth position of these investees were obtained from the respective companies’ unaudited financial statements as of December 31, 2002.

j)	Exchange differences

Fixed assets and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and the receivables and payables are adjusted at year-end to the exchange rates then prevailing, unless hedges have been arranged, in which case they are valued at the hedged exchange rate.

The positive net differences arising on adjustment of foreign currency accounts receivable and payable to year-end exchange rates are recorded under the “Deferred Revenues” caption on the liability side of the accompanying consolidated balance sheet, unless exchange losses have been charged to income in prior years, in which case the positive differences are credited to period income up to the limit of the net negative differences charged to income in prior years. Negative differences are charged to income. The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are repaid early, or as negative exchange differences for the same or a higher amount are recognized.

k)	Corporate income tax

The expense for corporate income tax of each year is calculated on the basis of the book income before taxes of each Group company, increased or decreased, as appropriate, by the permanent differences from taxable income. Tax relief and tax credits are recorded as a reduction of the corporate income tax expense for the year. The Group records on the asset and liability sides of the consolidated balance sheet the timing differences giving rise to prepaid and deferred taxes in the individual tax returns of the consolidated companies (see Note 17).

In 2001 the Group started to be taxed on a consolidated basis. Antena 3 de Televisión, S.A. is the Parent Company of this consolidated tax group (see Note 17).

11

l)	Recognition of revenues and expenses

General method

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the consolidated companies only record realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

Advertising revenues

The consolidated companies, mainly the Parent Company, obtain basically advertising revenues, which are recognized in the consolidated statement of operations when the advertising spot is broadcast.

TV home shopping revenues

These revenues are recorded in the consolidated statement of operations at the time when title to the goods sold is transferred.

Thematic television channel revenues

Two types of revenues are currently obtained from thematic television channels:

1.	Revenues from subscribers to the thematic channel signal are recorded each month in the consolidated statement of operations based on the contractual agreements established with the signal distribution platforms if there is an established minimum number of subscribers. If a minimum number of subscribers is not established or the number of subscribers is above the established minimum, revenues are estimated based on projected business plans. Every month the signal distribution platforms report on the billable number of subscribers and the Group adjusts its revenue estimate, although the adjustment is never material with respect to the final amount to be billed.

2.	Revenues from advertising on the thematic television channel are recorded in the consolidated statement of operations when the advertising spot is broadcast.

Sale of in-house production and other audiovisual rights

The Group records these sales as period revenues when the broadcasting rights for the in-house production or the audiovisual rights are sold. The advances received on sales of broadcasting rights are not taken to income until the rights are transferred.

m)	Provisions for contingencies and expenses

This caption in the accompanying consolidated balance sheet relates to the estimated amount required for probable or certain third-party liability arising from guarantees provided by the Group, litigation, outstanding indemnity payments or obligations of undetermined amount, and for coverage of projected losses. These provisions are recorded when the liability, obligation or decision giving rise to the indemnity, payment or loss arises.

n)	Severance costs

Under current labor regulations, the consolidated companies are required to pay severance to employees terminated under certain conditions. The consolidated companies’ directors consider that no terminations will take place in the near future and, accordingly, no provision has been recorded in this connection in the accompanying consolidated balance sheet as of December 31, 2002.

12

5. Consolidation goodwill

The transactions recorded in 2002 under this caption are summarized as follows:

	Thousands of Euros
	Balance at 12/31/01	Additions	Exclusions from Consolidation	Amortization	Balance at 12/31/02
Companies:
Antena 3 Directo, S.A.	240	—	—	(120)	120
Movierecord Cine, S.A.	7,699	—	—	(3,079)	4,620
Inversiones Valores Inmuebles, S.L.	6,091	—	—	(6,091)	—
Compunet Servicios Telemáticos, S.A.	1,609	—	—	(1,609)	—
Sprayette, S.A.	7,982	—	(7,982)	—	—
Traherpa, S.A.	639	—	(639)	—	—
Antena 3D Chile, S.A.	653	—	—	(130)	523
Uniprex, S.A	—	137,077	—	(6,853)	130,224
Cadena Voz de Radiodifusión, S.A.	—	9,545	—	(477)	9,068
Trading Team, S.A.	—	376	—	(188)	188

Total	24,913	146,998	(8,621)	(18,547)	144,743

6. Intangible assets

The transactions recorded in 2002 in intangible asset accounts and the related accumulated amortization are summarized as follows:

	Thousands of Euros
	Balance at 12/31/01	Inclusion in/ Exclusions from Consolidation	Additions or Provisions	Retirements or Reductions	Transfers	Balance at 12/31/02
Cost:
Research and development expenses	73	(73)	—	—	—	—
Concessions, patents and trademarks	36	30,512	600	(1)	—	31,147
Intellectual property	4,699	3,453	2,888	(8,830)	—	2,210
Audiovisual rights	—	—	16,000	(16,000)	—	—
Computer software	16,600	3,882	3,477	(182)	1,468	25,245
Rights on leased assets	439	647	112	—	(47)	1,151
Goodwill	72	—	—	(72)	—	—

	21,919	38,421	23,077	(25,085)	1,421	59,753

Accumulated amortization:
Research and development expenses	(21)	21	—	—	—	—
Concessions, patents and trademarks	(15)	(29,595)	(322)	—	—	(29,932)
Intellectual property	(487)	(115)	(646)	1,036	—	(212)
Computer software	(6,673)	(2,987)	(3,142)	2	(445)	(13,245)
Goodwill	(72)	—	—	72	—	—
Rights on leased assets	(100)	(647)	(326)	—	32	(1,041)

	(7,368)	(33,323)	(4,436)	1,110	(413)	(44,430)

Total	14,551					15,323

When Antena 3 de Televisión, S.A. acquired the 2002 Soccer World Cup broadcasting rights, it also acquired a preferential option on rights for the free-to-air TV broadcasting in Spain of the 2006 Soccer World Cup. The

13

Company valued this option at €16,000,000 on the basis of an analysis reviewed by an independent expert. Subsequently, in 2002 the Company decided to sell this option to Corporación Admira Media, S.A., Sole-Shareholder Company, for the same amount.

The cost or production value and accumulated amortization of the fully amortized intangible assets as of December 31, 2002, amounted to approximately €31,419,742.

7. Tangible fixed assets

The transactions recorded in 2002 in tangible fixed asset accounts and the related accumulated depreciation are summarized as follows:

	Thousands of Euros
	Balance at 12/31/01	Inclusion in/ Exclusions from Consolidation	Additions or Provisions	Retirements or Reductions	Transfers	Balance at 12/31/02
Cost:
Land and structures	60,907	4,274	877	(336)	(1,496)	64,226
Plant and machinery	80,916	13,960	5,498	(566)	1,439	101,247
Other fixtures and tools	36,228	7,714	5,216	(1,434)	309	48,033

	117,144	21,674	10,714	(2,000)	1,748	149,280
Furniture	11,774	2,581	1,284	(65)	13	15,587
Computer hardware	22,229	3,091	5,322	(1,549)	(1,067)	28,026
Transport equipment and other tangible fixed assets	4,260	1,785	577	(1,065)	15	5,572
Construction in progress	827	589	1,384	(742)	(634)	1,424

	217,141	33,994	20,158	(5,757)	(1,421)	264,115

Accumulated depreciation:
Land and structures	(10,906)	(462)	(1,815)	56	127	(13,000)
Plant and machinery	(41,022)	(11,631)	(8,885)	209	18	(61,311)
Other fixtures and tools	(16,980)	(4,129)	(3,635)	1,429	(92)	(23,407)

	(68,908)	(16,222)	(14,335)	1,694	53	(97,718)
Furniture	(6,242)	(1,779)	(1,580)	2	—	(9,599)
Computer hardware	(10,418)	(1,238)	(4,635)	1,206	360	(14,725)
Transport equipment and other tangible fixed assets	(4,467)	(574)	(575)	955	—	(4,661)

	(90,035)	(19,813)	(21,125)	3,857	413	(126,703)

Total	127,106					137,412

As of December 31, 2002, the cost and accumulated depreciation of the fully depreciated tangible fixed assets being used by the Group amounted to €38,158,090.

The Group takes out insurance policies to sufficiently cover the possible risks to which its tangible fixed assets are subject.

14

8. Long-term investments

The transactions recorded in 2002 in “Long-Term Investments” accounts are summarized as follows:

	Thousands of Euros
	Balance at 12/31/01	Additions or Provisions	Retirements or Reductions	Inclusions in Consolidation	Balance at 12/31/02
Investments in Group companies-
Ensueño Films, S.L.(b)	1,803	—	—	(1,803)	—
Licencias e Imagen, S.A.(a)	90	—	(90)	—	—
Digimedia Extremadura, S.A.(a)	48	—	(48)	—	—
Servisord Networks, S.A.(c)	182	—	(182)	—	—
Megamundi, S.A.(a)	153	—	(153)	—	—
Todotoys, S.L.(a)	3,293	—	(3,293)	—	—
Trading Team, S.L.(b)	998	598	—	(1,596)	—
Antena 3 International, Inc.	1,676	—	—	—	1,676
Other investments in Group companies	—	11,337	—	—	11,337
Battres Canarias, S.A.(a)	60	—	(60)	—	—

	8,303	11,935	(3,826)	(3,399)	13,013

Investments in associated companies-
Level 51, S.L.(c)	1,015	—	(1,015)	—	—
Onda Cero Ramblas, S.L.	—	2,104	—	—	2,104
Superdeporte ATZ, S.A.	30	—	—	—	30
Canal Factoría de Ficción, S.A.	240	—	—	—	240

	1,285	2,104	(1,015)	—	2,374

Other investments-
Usandizaga, Canal y Asociados, S.A.(a)	541	—	(541)	—	—
T.V.I. Televisâo Independiente, S.A.	2,016	—	—	—	2,016
Canal Satélite Digital, S.L.	10,020	1,125	—	—	11,145
Media Park, S.A.	1,142	—	—	—	1,142

Total other investments	13,719	1,125	(541)	—	14,303

Long-term guarantees and deposits	247	529	(144)		632
Long-term loans	3,606	116	(902)	—	2,820
Investment valuation allowance	(14,742)	(1,650)	4,698		(11,694)

Total	12,418				21,448

(a)	These companies are presently being dissolved and, accordingly, their cost and related allowance have been reclassified to the “Short-Term Investments” caption.
(b)	These companies were included in the scope of consolidation in 2002.
(c)	These companies were sold in 2002.

The net provision to the long-term investment valuation allowance charged to income in 2002 amounted to €1,650,000, and this amount was recorded under the “Variation in Investment Valuation Allowance” caption in the accompanying 2002 consolidated statement of operations.

The investees and information thereon as of December 31, 2002, are as follows:

Company	% of Ownership	Thousands of Euros
		Capital and Additional Paid-in Capital		Reserves		Income (Loss) for the Year		Capital Payments Payable
Canal Superdeporte ATZ, S.A.	50%	60		191		(4)		—
Canal Factoría de Ficción, S.A.	40%	600		548		(a	)	120
T.V.I. Televisáo Independiente, S.A.	0.001%	65,810		(a	)	(a	)	—
Canal Satélite Digital, S.L.	2.25%	(a	)	(a	)	(a	)	—
Media Park, S.A.	0.944%	45,245		27,237		(27,913)		—
Onda Cero Ramblas, S.L.	40%	601		580		291		—
Antena 3 International, Inc.	100%	2,321		(b	)	(b	)	—

(a)	Information not available.
(b)	Inactive companies.

15

The data on the net worth position of the Group companies and investees were obtained from the unaudited financial statements as of December 31, 2002.

None of the Group’s investees is listed on Spanish or foreign stock exchanges.

9. Inventories

The detail of the balance of this caption in the consolidated balance sheet as of December 31, 2002, is as follows:

Thousands of Euros
Program rights, net-
Rights on outside production	189,755
In-house productions and programs in process	77,680
Sports broadcasting rights	3,214
Allowance for inventory obsolescence	(24,566)

246,083

Consumables and other-
Dubbing, sound tracks and titles	2,944
Other materials	8,481

11,425

Advances to suppliers	47,442

304,950

The “Advances to Suppliers” caption in the accompanying consolidated balance sheet as of December 31, 2002, includes basically prepayments in connection with commitments to purchase outside production rights.

At the end of 2002 the Parent Company had commitments, mainly for the purchase of audiovisual property rights, amounting to €157,500,000.

It is estimated that €134,655,000 of rights on in-house and outside productions will be amortized in 2003 (see Note 4-h).

10. Trade receivables

The balance of this caption in the consolidated balance sheet as of December 31, 2002, is made up of the following accounts, which were grouped together for presentation purposes:

Thousands of Euros
Trade receivables for sales	176,131
Barter trade receivables	8,130
Trade notes receivable	1,330
Trade receivables for unissued invoices	365

Total	185,956

16

11. Balances and transactions with Group, associated and related companies

The detail of the balances of the “Receivable from Group, Associated and Related Companies” and “Payable to Group, Associated and Related Companies” captions on the asset and liability sides, respectively, of the accompanying consolidated balance sheet as of December 31, 2002, is as follows:

	Thousands of Euros
	Operating Receivables	Short-Term Receivables	Total Short-Term Receivables	Short-Term Payables	Long-Term Payables
Group companies:
Antena 3 International, Inc.	5	—	5	(17)	—
Licencias e Imagen, S.A.	—	—	—	(116)	—
Traherpa, S.L.	—	—	—	(251)	—
Compañía Tres Mil Ochocientos, S.A.	4	—	4	(8)	—
Estaciones Radiofónicas de Aragón, S.A.	255	—	255	(878)	—
La Veu de Lleida, S.L.	19	—	19	(101)	—
Onda Cero, S.A.	569	40	609	(162)	—
Radio Noticias Noventa, S.A.	59	—	59	(261)	—
Radio Sistemas Radiofónicos Cinco, S.L.	23	—	23	(50)	—
Radio Tormes, S.A.	9	—	9	(43)	—
Sprayette, S.A.	3,348	—	3,348	—	—
Arbatax Emisiones Audiovisuales, S.A.	—	—	—	(100)	—
Grupo Universal Emisoras Radio Amanecer, S.A.	—	—	—	(42)	—
Ipar Onda, S.A.	—	—	—	(553)	—
Ondadit, S.L.	—	—	—	(21)	—
Productora de Aragón, S.A.	—	—	—	(522)	—
Radio Alamedilla, S.A.	—	—	—	(4)	—

Associated and related companies:
Onda Cero Ramblas, S.L.	—	—	—	(9)	—
Canal Factoría de Ficción, S.A.	1,175	—	1,175	—	—
T.V.I. Televisâo Independente, S.A.	485	—	485	—	—
Telefónica, S.A.	827	—	827	(13)	—
Telefactoring EFC, S.A.	—	—	—	(133)	—
Lola Films, S.A.	692	—	692	(2,885)	(3,999)
Gestora de Medios Audiovisuales de Fútbol, S.L.	—	—	—	(280)	—
DTS, Distribuidora de Televisión Digital, S.A.	816	—	816	(6,917)	—
Playa de Madrid, S.A.	3	—	3	(364)	—
Famosos Artistas, Músicos y Actores, S.A.	22	191	213	(24)	—
Canal 11 Telefe	401	—	401	(394)	—
Telefónica Servicios Audiovisuales, S.A.	5	—	5	(1,832)	—
Telefónica Servicios Móviles, S.A.	1,166	—	1,166	(370)	—
Terra Network, S.A.	341	—	341	—	—
Telefónica Data España, S.A.	201	—	201	(1,492)	—
Telefónica de Contenidos, S.A.U.	2,479	—	2,479	(25,424)	—
Telefónica Ingeniería de Seguridad, S.A.	230	—	230	(275)	—
Telefónica Sport, S.A.	—	—	—	(580)	—
Audiovisual Sport, S.L.	—	—	—	(314)	—
Fremantle Media	—	—	—	(783)	—
Canal 37, S.A.	247	—	247	(138)	—
Other	548	—	548	(413)	—

TOTAL	13,929	231	14,160	(45,769)	(3,999)

17

As of December 31, 2002, the Group company Publicidad 3, S.A. had an account payable to Telefónica de Contenidos, S.A., Sole-Shareholder Company, relating to the deferred payment for the purchase of Uniprex, S.A. and Cadena Voz de Radiodifusión, S.A. This payment will be made on September 10, 2003.

18

The detail of the transactions carried out in 2002 with the Group and associated companies is as follows:

	Thousands of Euros
	Sales	Financial Revenues	Purchases, Acquisition of Rights and Other Services	Financial Expenses
Group companies:
Licencias e Imagen, S.A.	273	5	42	—
Traherpa, S.L.	—	—	—	5
Todotoys, S.L.		7	—	—
Antena 3 Iniciativas Comerciales, S.A	15	—	2	25
Antena 3 Interactiva, S.A.	54	197	438	—
Arbatax Emisiones Audiovisuales, S.A.	556	45	8	—
Battres Comunicación Altenativa, S.A.	—	46	—	—
Farmaplaning, S.L	—	—	—	14
Gestión Telecomunicaciones 2000, S.L.	—	2	722	—
Ipar Onda, S.A.	—	—	—	22
Radio Noticias Noventa, S.A.	90	—	—	—
Sprayette, S.A.	50	—	—	—

Associated and related companies:
Canal Factoría de Ficción, S.A.	713	—	—	—
Onda Cero Ramblas, S.L.	740	—	—	—
T.V.I. Televisâo Independente, S.A.	1	—	—	—
Media Park, S.A.	17	—	276	—
Telefónica, S.A.	57		12	—
Lola Films, S.A.	565	—	1,243	—
Terra Networks, S.A.	447	—	—	—
DTS, Distribuidora de Televisión Digital, S.A.	5,094	—	49,947	—
Playa de Madrid, S.A.	163	—	1,088	—
Telefónica Multimedia, S.A.C.	15	—	—	—
Telefónica de España, S.A.	351		2,994	—
Telfisa	—	—	—	112
Famosos Artistas, Músicos y Actores, S.A.	199	96	3,710	—
Telefónica Investigación y Desarrollo, S.A.U.	—	—	45	—
Canal 11 Telefe	3	—	19	—
Telefónica de Contenidos, S.A.	—	—	—	3,204
Telefónica Servicios Audiovisuales, S.A.	98		5,016	—
Telefónica Servicios Móviles, S.A.	4,045		1,890	—
Telefónica Data España, S.A.	84	—	368	—
Grupo Admira Media Media, S.A.U.	3,168	—	1,403	—
Telefónica Ingeniería de Seguridad, S.A.			272	—
Admira Sport, S.A.	—	—	1,373	—
Zeleris España, S.A.	—	—	33	—
RTL Televisión, S.A.	—	—	2	—
Corporación Radiofónica Castilla-La Mancha, S.A.	1,103	—	—	—
Corporación Radiofónica Castilla y León, S.A.	1,102	—	—	—
Corporación Radiofónica Murcia, S.A.	289	—	—	—
Telefónica Sistemas, S.A.	9	—	234	—
Audiovisual Sport, S.L.	—	—	1,546	—
Gerencia Balear de Medios, S.A.	—	—	339	—
Canal Satélite Digital, S.L.	—	—	7	—
Atento Telecomunicaciones España, S.A.	—	—	50	—
Fremantle Media	—	—	5,258	—
Gestión Servicios de Emergencia, S.A.	—	—	210	—

Total	19,301	398	78,547	3,382

19

The balances and transactions with the related company DTS Distribuidora de Televisión Digital, S.A. relate to the sale of thematic channels and the acquisition of audiovisual rights to broadcast free-to-air TV.

The balances and transactions with Telefónica Servicios Audiovisuales, S.A. relate to the provision of signal transmission and news production services.

12. Shareholders’ equity

The transactions recorded in equity accounts in 2002 and the detail thereof as of December 31, 2002, are summarized as follows:

	Balance at 12/31/01	Thousands of Euros
		Distribution of 2001 income	Dividend Distributed	Variation in Translation Differences	Changes in the Scope of Consolidation	2002 Loss	Balance at 12/31/02
Capital stock	166,668	—	—	—	—	—	166,668
Legal reserve	33,334	—	—	—	—	—	33,334
Reserve for treasury stock	2,933	—	—	—	—	—	2,933
Other reserves	257,437	19,589	—	—	—	—	277,026
Retained earnings	9,366	—	—	—	—	—	9,366
Reserves at fully consolidated companies	(8,804)	8,635	—	—	(606)	—	(775)
Dividends distributed	—	19,829	(19,829)	—	—	—	—
Translation differences	187	—	—	(1,462)	606	—	(669)
Income (Loss) attributed to the Parent Company	48,053	(48,053)	—	—	—	(30,037)	(30,037)

Total	509,174	0	(19,829)	(1,462)	0	(30,037)	457,846

Capital stock of the Parent Company

The Parent Company’s capital stock as of December 31, 2002, consisted of 166,668,000 fully subscribed and paid registered shares of €1 par value each.

All the shares carry the same rights and their transfer is restricted under the terms provided for by the Private Television Law of May 3, 1988, and the Parent Company’s bylaws.

The Parent Company’s shareholder structure as of December 31, 2002, was as follows:

Percentage of Ownership
Telefónica de Contenidos, S.A.	47.52
Banco Santander Central Hispano, S.A.	17.41
Macame, S.A. (Banco Santander Central Hispano Group)	12.79
RTL Group Communications S.L.U.	17.27
Other shareholders	5.01

100.00

Legal reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

20

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Other reserves

The “Other Reserves” account includes restricted reserves of €281,141 relating to the “Reserve for Adjustment of Capital Stock to Euros”.

Reserve for Parent Company shares

Under the revised Corporations Law, a restricted reserve must be recorded equal to the value of the shares of the Parent Company held by the Group. Also, the par value of the Parent Company shares owned by the Group cannot exceed 10% of the Parent Company’s capital stock and the shares in question must be fully paid in.

As of December 31, 2002, the total cost of the Parent Company shares amounted to €2,932,813 and related to 1,444,500 shares of €1 par value each.

Reserves at fully consolidated companies

The detail, by consolidated company, of the balance of the “Reserves at Fully Consolidated Companies” caption as of December 31, 2002, is as follows:

Thousands of Euros
Nova Televisió, S.A.	(18)
Guadiana Producciones, S.A.	1,031
Antena 3 Editorial, S.A.	376
Antena 3 Producciones, S.A.	(2,392)
Antena 3 Perú, S.A.	(86)
Inversiones Valores Inmuebles, S.L	502
Compunet Servicios Telemáticos, S.A.	(712)
A3D Chile Holdings, S.A.	(66)
A3D Chile, S.A.	174
Other reserves of the Parent Company relating to changes in the scope of consolidation	416

Total	(775)

This caption includes the legal reserves of the subsidiaries amounting to approximately €965,000 as of December 31, 2002. These reserves are restricted.

21

Translation differences

The detail, by company, of the balance of the “Translation Differences” caption as of December 31, 2002, is as follows:

Thousands of Euros
Antena 3 Perú, S.A.	86
Antena 3 Producciones, S.A.	(302)
A3D Chile Holdings, S.A.	(349)
A3D Chile, S.A.	(104)

(669)

13. Minority interests

The balance of this caption in the accompanying consolidated balance sheet relates to the equity of minority interests in the consolidated companies. Also, the balances of the “Income/Loss Attributed to Minority Interests” captions in the accompanying consolidated statement of operations reflect the equity of these minority interests in the income or loss for the year.

The detail of the balances of the “Minority Interests” and “Income/Loss Attributed to Minority Interests” captions as of December 31, 2002, is as follows:

	Thousands of Euros
	Balance at 12/31/01	Changes in the Scope of Consolidation	Adjustments to 2001 Income	Translation Differences	2002 Income (Loss)	Balance at 12/31/02
Nova Televisió, S.A.	339		40	—	53	432
Antena 3 Castilla y León, S.A.	589	—	—	—	(11)	578
Sprayette, S.A.	89	(89)	—	—	—	—
Inversiones Valores Inmuebles, S.L.	133	—	—	—	(48)	85
Compunet Servicios Telemáticos, S.A.	(2)	—	—	—	(11)	(13)
A3D Chile, S.A.	727	—	128	(132)	(23)	700
Trading Team, S.L.	—	37	—	—	170	207

Total	1,745	(52)	168	(132)	130	1,989

14. Payable to credit institutions

The breakdown of the balances of these captions on the liability side of the accompanying consolidated balance sheet as of December 31, 2002, showing the related maturities, is as follows:

	Thousands of Euros
	Limit	Balance Drawn Down
		Maturity
		2002	From 2003 to 2010
Syndicated loan	140,000	15,550	124,450
Syndicated credit line	90,000	—	—
Loans	4,068	549	3,350
Credit lines	20,264	3,617	—
Demand deposit overdrafts	—	1,816	—
Accrued interest payable	—	192	921

	254,332	21,724	128,721

On October 28, 2002, the Parent Company arranged a syndicated loan and a syndicated credit line with various credit institutions, with JP Morgan Bank, S.A. as the agent bank, to enable it to purchase through its subsidiary Publicidad 3, S.A. all the shares of Uniprex, S.A. and Cadena Voz de Radiodifusión, S.A. held by Grupo Admira Media, S.A., Sole-Shareholder Company (now Telefónica de Contenidos, S.A., Sole-Shareholder Company). The loan amounts to €140,000,000 and the limit of the credit line is €90,000,000. As of December 31, 2002, the Company had not drawn down any amount against this credit line, which is secured by the Company’s assets.

22

The agreement under which the loan and credit line were arranged established certain financial and operating conditions to be met by Antena 3 de Televisión S.A. The Company’s directors consider that as of December 31, 2002, the Company was meeting all these conditions.

The interest rate on this credit line is tied to EURIBOR plus a spread. There is also a fixed annual fee payable on the loan in addition to various fees paid by the Company at the date the credit line was arranged. The fees payable at over one year are recorded under the “Deferred Charges” caption in the accompanying consolidated balance sheet.

The interest rates paid by the Group in 2002 on the loans and credit facilities with credit institutions are mainly tied to Euribor plus a spread ranging from 0.10% to 1%.

15. Trade accounts payable

The detail of the balance of this caption in the accompanying consolidated balance sheet as of December 31, 2002, is as follows:

Thousands of Euros
Payable to suppliers	136,162
Payable for unreceived invoices	30,328
Barter payables	1,616

168,106

16. Other provisions

The detail of the balance of the “Other Provisions” caption on the liability side of the accompanying consolidated balance sheet as of December 31, 2002, is as follows:

Thousands of Euros
Trade discounts payable	22,880
Other short-term provisions for contingencies and expenses	40,589

Total	63,469

23

17. Tax matters

The detail of the balances of the “Prepaid Taxes”, “Taxes Receivable” and “Taxes Payable” captions on the asset and liability sides of the accompanying consolidated balance sheet as of December 31, 2002, is as follows:

Thousands of Euros
Long term-
Prepaid taxes	7,183

Short term-
Prepaid taxes	11,253
2002 corporate income tax asset	9,531
Tax assets	4,213
Other taxes receivable	5,103

30,100

Total taxes receivable	37,283

Short term-
Tax withholdings payable	2,782
Corporate income tax payable
Accrued social security taxes payable	2,588
VAT payable	6,256
Deferred income tax
Other taxes payable	678

12,304

Total taxes payable	12,304

24

In accordance with Corporate Income Tax Law 43/1995, on December 26, 2000, Antena 3 de Televisión, S.A. notified the Madrid tax authorities of its decision to file consolidated tax returns indefinitely provided that the requirements established in Article 81 of this Law are met and it does not decide to cease to apply the consolidated tax regime (Law 24/2001).

The filing of consolidated tax returns gives rise to reciprocal intercompany balances, due to the offset of the losses incurred by certain companies against the income earned by other Group companies. These balances are recorded in the “Payable to Group Companies Due to Tax Effect” and “Receivable from Group Companies Due to Tax Effect” accounts, as appropriate.

Corporate income tax is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

The reconciliation of the loss per books for 2002 to the tax base for corporate income tax purposes is as follows:

	Thousands of Euros
	Tax Base	Tax Charge
Consolidated loss before taxes	(45,497)	(15,924)
Permanent differences:
Increases	16,885	5,910
Permanent difference due to consolidation	11,300	3,955

Total permanent differences	28,185	9,865

Tax credits taken in 2002		(9,531)

Adjusted tax base and expense for the year	(17,312)	(15,590)

Timing differences:
Increases-
Arising in the year	21,799	7,630
Decreases-
Arising in prior years	(16,523)	(5,783)

Total timing differences	5,276	1,847

Tax base and net tax payable	(12,036)	(4,212)

The consolidated tax group is made up of more companies than those included in the scope of consolidation (listed in Note 2). Had these companies been included in the reconciliation of loss per books for 2002 to the tax base for corporate income tax purposes, the tax expense for the year and net tax payable would have amounted to (€17,271,000) and (€5,893,000), respectively.

The difference between the tax charge allocated to the current year and to prior years and the tax charge already paid or to be paid for those years, which is recorded in the “Prepaid Income Tax” account, arose as a result of the following timing differences:

Thousands of Euros
Prepaid income tax:
Provision for operating bad debts	1,876
Provision for in-house productions	1,107
Provision for outside productions	92
Provision for contingencies and expenses	4,920
Investment valuation provision	684
Other items	9,757

Total	18,436

25

Based on the estimate made by the directors of the consolidated companies of when future income will arise to enable the offset and use of these prepaid taxes and tax assets, €7,183 thousand were recorded under the “Fixed and Other Noncurrent Assets – Prepaid Taxes” caption and the remainder under the “Current Assets - Taxes Receivable” caption.

The detail of the tax loss carryforwards of the companies subject to Spanish corporate income tax and of the related amounts and last years for offset is as follows:

Company	Year Incurred	Thousands of Euros Tax Loss	Last Year for Offset
Productora de Aragón, S.A.	1992	29	2007
Publicidad 3, S.A.	1992	25	2007
Productora de Aragón, S.A.	1993	33	2008
Publicidad 3, S.A.	1993	8	2008
Publicidad 3, S.A.	1994	9	2009
Productora de Aragón, S.A.	1995	126	2010
Publicidad 3, S.A.	1995	3	2010
Productora de Aragón, S.A.	1996	12	2011
Publicidad 3, S.A.	1996	3	2011
Productora de Aragón, S.A.	1997	20	2012
Publicidad 3, S.A.	1997	22	2012
Productora de Aragón, S.A.	1998	9	2013
Antena 3 Iniciativas Comerciales, S.A.	1998	227	2013
Antena 3 Interactiva, S.A.	1998	42	2013
Arbatax Emisiones Audiovisuales, S.A.	1998	1,486	2013
Guadiana Producciones, S.A.	1998	197	2013
Publicidad 3, S.A.	1998	3	2013
Antena 3 Iniciativas Comerciales, S.A.	1999	230	2014
Antena 3 Interactiva, S.A.	1999	242	2014
Arbatax Emisiones Audiovisuales, S.A.	1999	1,405	2014
Farmaplanning, S.L.	1999	104	2014
Gestión de Telecomunicaciones 2000, S.L.	1999	330	2014
Antena 3 Iniciativas Comerciales, S.A.	2000	660	2015
Antena 3 Interactiva, S.A.	2000	5,341	2015
Arbatax Emisiones Audiovisuales, S.A.	2000	41	2015
Battres Comunicación Alternativa, S.A.	2000	2,856	2015
Farmaplanning, S.L.	2000	6	2015
Gestión de Telecomunicaciones 2000, S.L.	2000	61	2015
Productora de Aragón, S.A.	2000	8	2015
Publicidad 3, S.A.	2000	8	2015
Battres Comunicación Alternativa, S.A.	2001	1,116	2016
Ensueño Films, S.A.	2001	345	2016
Gestión de Telecomunicaciones 2000, S.L.	2001	292	2016
Megatrix, S.A.	2001	1,323	2016

Total		16,622

Under current tax legislation, the tax loss of a given year can be carried forward for offset against the taxable income of the following 15 years. However, the amount ultimately qualifying for carryforward might be modified as a result of a review by the tax inspection authorities of the years in which the losses arose.

On March 20, 2002 the Spanish Accounting and Audit Institute (ICAC) published a resolution establishing that whenever it is certain that tax losses will be recovered at short term, companies can recognize the tax assets earned in the year, thereby reducing the corporate income tax expense by the amount of these tax assets.

26

In 2002, in accordance with this resolution, the Company recognized the tax assets earned during the year and these earned in 2001 that had not yet been recognized, the detail being as follows:

Year	Thousands of Euros
2001	2,213
2002	7,318

The years open for review by the tax inspection authorities are as follows:

Company	VAT	Personal Income Tax Withholdings	Corporate Income Tax
Antena 3 de Televisión, S.A.	1999	1999	1998
Battres Comunicación Alternativa, S.A.	2002	1998	1998
Nova Televisió, S.A.	1998	1998	1998
Antena 3 Directo, S.A.	1998	1998	1998
Farmaplaning, S.L.	1998	1998	1998
Digimedia, S.A.	1998	1998	1998
Publicidad 3, S.A.	1998	1998	1998
Productora de Aragón, S.A.	1998	1998	1998
Antena 3 Temática, S.A.	1998	1998	1998
Arbatax, Emisiones Audiovisuales, S.A.	1998	1998	1998
Antena 3 Iniciativas Comerciales, S.A.	1998	1998	1998
Guadiana Producciones, S.A.	2000	2000	1998
Antena 3 Editorial, S.A.	1998	1998	1998
Antena 3 Interactiva, S.A.	1998	1998	1998
Movirecord Cine, S.A.	1998	1998	1998
Gestión de Telecomunicaciones 2000, S.L.	1998	1998	1998
Antena 3 Castilla y León, S.A.	1999	1999	1999
Inversiones Valores Inmuebles, S.L.	1998	1998	1998
Compunet Servicios Telemáticos, S.A.	1998	1998	1998

The Parent Company’s directors do not expect any material liabilities to arise as a result of an inspection of the open years that would affect the consolidated financial statements.

18. Other guarantee commitments to third parties and other contingent liabilities

a)	Guarantee commitments to third parties

The detail of the guarantees provided by the Group to financial institutions for third parties is as follows:

Thousands of Euros
Associated companies	23,270
Other guarantees	23,135

Total	46,405

27

As of December 31, 2002, the guarantees provided for associated companies included basically the guarantee provided by the Parent Company for Gestora de Medios Audiovisuales Fútbol, S.L. and Audiovisual Sport, S.L. amounting to €5,229,000 and €10,123,000, respectively, in connection with the normal operations of these companies.

The Parent Company’s directors consider that the unforeseen liabilities, if any, as of December 31, 2002, that might arise from the guarantees provided would not be material.

b)	Other contingent liabilities

As of December 31, 2002, the only significant litigation pending was that relating to the complaint filed by various rights management entities amounting to €15,000,000. The Court of First Instance of San Sebastián de los Reyes found for the plaintiffs and the Company appealed against the decision of this Court.

The directors of the Parent Company and their legal advisers do not expect any material liabilities to arise in addition to those already recorded from the outcome of the lawsuits in progress.

19. Foreign currency balances and transactions

a)	Foreign currency balances

The breakdown, by currency, of the equivalent euro value of the Group’s foreign currency debts reflected on the liability side of the accompanying consolidated balance sheet as of December 31, 2002, is as follows:

Currency	Thousands of Euros
Trade Accounts Payable
U.S. dollars	45,467
Other currencies	745

46,212

b)	Foreign currency transactions

The foreign currency transactions performed in 2002 related mainly to transactions denominated in U.S. dollars; their equivalent euro values translated at the average exchange rate for the year were as follows:

Thousands of Euros
Sales	12,044
Purchases and other expenses	100,126

112,170

28

20. Revenues and expenses

a)	Contribution of the companies to consolidated results

The detail of the contribution of each consolidated company to the consolidated loss for the year was as follows:

	Thousands of Euros
	Individual Income (Loss)	Consolidation Adjustments	Total
Antena 3 de Televisión, S.A.	(31,293)	50,052	18,759
Publicidad 3, S.A.	(23,073)	31,536	8,463
Trading Team, S.L.	854	(188)	666
Antena 3 Editorial, S.A.	607	—	607
Antena 3 Producciones, S.A.	240	—	240
Antena 3 Temática, S.A.	146	—	146
Nova Televisió, S.A.	108	—	108
Megatrix, S.A.	97	—	97
Guadiana Producciones, S.A.	72	—	72
Uniprex, S.A.	(23,981)	(6,853)	(30,834)
Antena 3 Directo, S.A.	(9,961)	706	(9,255)
Inversiones Valores Inmuebles, S.L.	(606)	(7,239)	(7,845)
Movierecord Cine, S.A.	(3,788)	(3,079)	(6,867)
Ensueño Films, S.L.	(1,262)	—	(1,262)
Compunet Servicios Telemáticos, S.A.	(213)	(1,608)	(1,821)
Cadena Voz de Radiodifusión, S.A.	(225)	(477)	(702)
A3D Chile Holdings, S.A.	(230)	—	(230)
A3D Chile, S.A.	(78)	(131)	(209)
Antena 3 Perú, S.A.	(12)	—	(12)
Antena 3 Castilla y León, S.A.	(28)	—	(28)

	(92,626)	62,719	(29,907)

b)	Revenues

The breakdown of the Group’s ordinary revenues in 2002 is as follows:

Thousands of Euros
Advertising sales	643,529
Other sales	54,361
Trade and other discounts	(61,202)

636,688

c)	Program amortization and other supplies

The detail of the “Program Amortization and Other Supplies” caption in 2002 is as follows:

Thousands of Euros
Program broadcasting rights	116,936
Broadcasting of in-house productions	123,246
Addition to inventories	(128,446)
Broadcasting rights	34,205
Outside production services	105,955
Performances of and contributions by entertainers	11,656
Other amortization	45,075

Total	308,627

29

The “Addition to Inventories” account reflects the expenses incurred in making programs. In accordance with the Parent Company’s procedures, these expenses are capitalized and subsequently amortized by the method described in Note 4-h.

d)	Personnel expenses

The breakdown of the personnel expenses in 2002 is as follows:

Thousands of Euros
Wages and salaries	111,642
Social security costs and other employee welfare expenses	25,264
Other personnel expenses	4,217

141,123

The average number of employees in 2002, by category, was as follows:

Professional category	Number of Employees
Senior management	144
Operations and programs personnel	1,898
Commercial personnel	364
Management personnel	278
Interns	35
Specific-project contracts	559

3,278

e)	Rent and fees

The “Rent and Fees” caption in the consolidated statement of operations for 2002 includes, inter alia and as the most significant item, the fees paid by the Parent Company for the distribution of the audiovisual signal.

30

f)	Other current operating expenses

The breakdown of the balance of this caption in the consolidated statement of operations for 2002 is as follows:

Thousands of Euros
Copyright	15,312
Advertising and publicity	14,888
Communications	15,069
Work performed by other companies	38,103
Other expenses	46,919

Total	130,291

g)	Fees and other amounts paid to auditors

In 2002 the fees for audit services provided to Antena 3 de Televisión, S.A. and subsidiaries by the main auditor and entities related thereto amounted to €201,941, and the fees paid to other auditors participating in the audit of the various Group companies amounting to €59,731.

In 2002 the fees for other professional services provided to the Group companies by the main auditor and entities related thereto amounted to €508,000, and the fees paid in the same connection to other auditors participating in the audit of the various Group companies amounted to €3,233.

21. Directors’ compensation and other benefits

The compensation earned in 2002 by the former and current directors of the Parent Company for salaries and attendance fees amounted to €584,000.

The Parent Company has not granted any loans or advances to its Board members and it does not have any supplementary pension, retirement bonus, special indemnity or life insurance commitments to them.

22. Subsequent events

On January 7, 2003, the Spanish National Securities Market Commission (CNMV) was notified of the acquisition by the Telefónica Group company Corporación Admira Media, S.A.U. of 19,532,625 shares from Banco Santander Central Hispano, S.A., representing 11.719% of the capital stock of the Parent Company, Antena 3 de Televisión, S.A. Once the transfer of these shares has been formalized, the Telefónica Group will own 59.229% of the capital stock of Antena 3 de Televisión, S.A.

The Parent Company increased the ten-year participating loan granted to Uniprex, S.A. to €67 million.

23. Explanation added for translation to English

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

31

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain. In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS’ REPORT ON INTERIM FINANCIAL STATEMENTS

To the Board of Directors of

ANTENA 3 DE TELEVISIÓN, S.A.:

1.	We have audited the interim financial statements of ANTENA 3 DE TELEVISIÓN, S.A. as of June 30, 2003, comprising the balance sheet as of June 30, 2003, and the related statement of operations and notes to financial statements for the six-month period ended June 30, 2003. The preparation of these financial statements is the responsibility of the Company’s directors. Our responsibility is to express an opinion on the financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2.	For comparison purposes the directors present, in addition to the figures for the six-month period ended June 30, 2003, for each item in the balance sheet and statement of operations, the figures for 2002. Our opinion refers only to the interim financial statements as of June 30, 2003. Our auditors’ report dated February 21, 2003, on the 2002 financial statements contained an unqualified opinion.

3.	As indicated in Notes 3-d and 6 to the financial statements referred to above, the Company has controlling interests in several companies and prepared separate interim consolidated financial statements as of June 30, 2003, on which we issued our auditors’ report on August 30, containing a qualified opinion. The effect of consolidation, which was performed on the basis of the accounting records of the companies composing the Group, with respect to the individual financial statements referred to above, is described in Note 3-d.

4.	As a result of the resolutions adopted by the Board of Directors based on its estimates and on the analysis performed of program rights inventories and commitments, as indicated in Note 7, the Company decided to record a provision of €101 million with a charge to the “Extraordinary Expenses” caption in the statement of operations for the six-month period ended June 30, 2003.

5.	UNIPREX, S.A., a wholly-owned subsidiary of ANTENA 3 DE TELEVISIÓN, S.A. (through PUBLICIDAD 3, S.A), entered into an association agreement with the Radio Blanca Group on July 27, 2001. In relation to this contract, in May 2003 arbitration proceedings were initiated by UNIPREX, S.A regarding the interpretation of certain aspects of the content of the contract and by the Radio Blanca Group for breach of contract, the right to request the termination of the contract and the payment by UNIPREX, S.A of the contractually stipulated amounts, in addition to the damage and losses caused (see Note 15-b).

As of the date of this report it was not possible to objectively evaluate the possible impact on the interim financial statements referred to above of the final outcome of the arbitration proceedings, for which the Company, based on the opinions of its legal advisers, did not record any provision on the liability side of its balance sheet as of June 30, 2003.

6.	In our opinion, except for the effects of any adjustment that might be required if the final outcome of the uncertainty described in paragraph 5 above were known, the interim financial statements referred to above present, in all material respects, a true and fair view of the net worth and financial position of ANTENA 3 DE TELEVISIÓN, S.A. as of June 30, 2003, and of the results of its operations and of the funds obtained and applied by it in the six-month period then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

DELOITTE & TOUCHE ESPAÑA, S.L.

Registered in ROAC under no. S0692

Manuel Terme

August 30, 2003

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

ANTENA 3 DE TELEVISIÓN, S.A.

BALANCE SHEETS AS OF JUNE 30, 2003 AND AS OF DECEMBER 31, 2002

(Thousands of euros)

ASSETS	06/30/03	12/31/02	Ejercicio 1999	Ejercicio 1998
FIXED AND OTHER NONCURRENT ASSETS:
Start-up expenses	—	53	434	562
Intangible assets (Note 4)	8.900	9.028	5.729	4.510
Tangible fixed assets (Note 5)-	98.343	104.244	105.033	97.856
Land and structures	57.240	56.993	52.221	60.079
Plant	79.291	77.992	60.819	45.221
Other tangible fixed assets	68.310	67.255	49.218	41.084
Accumulated depreciation	(106.498)	(97.996)	(57.226)	(48.528)
Long-term investments (Note 6)	234.608	237.909	27.942	6.512
Treasury stock (Note 10)	2.933	2.933	2.933	2.073
Taxes receivable (Note 14)	4.184	4.184	16.840	23.909

Total fixed and other noncurrent assets	348.968	358.351	158.911	135.423

DEFERRED CHARGES	1.594	1.835	—	—

CURRENT ASSETS:
Inventories (Note 7)-	184.517	288.662	228.709	214.905
Program rights	129.868	235.702	191.227	175.500
Consumables and other inventories	5.303	5.721	7.722	12.359
Advances to suppliers	49.346	47.239	29.760	27.046
Accounts receivable-	237.369	189.336	185.858	147.079
Trade receivables for sales and services (Note 8)	135.713	127.114	143.235	128.540
Receivable from Group and associated companies (Note 9)	58.482	52.522	22.390	13.021
Taxes receivable (Note 14)	52.888	18.434	24.868	8.531
Sundry accounts receivable	4.697	5.677	5.716	7.346
Allowance for bad debts	(14.411)	(14.411)	(10.353)	(10.359)
Short-term investments (Note 3-g)	18.500	23.875	—	—
Cash	10.690	3.957	1.998	31.965
Accrual accounts	718	1.620	2.740	732

Total current assets	451.794	507.450	419.305	394.682

TOTAL ASSETS	802.356	867.636	578.216	530.104

SHAREHOLDERS’ EQUITY AND LIABILITIES	06/30/03	12/31/02
SHAREHOLDERS’ EQUITY (Note 10):
Capital stock	166.668	166.668
Legal reserve	33.334	33.334
Reserve for treasury stock	2.933	2.933
Other reserves	245.733	277.026
Retained earnings	9.366	9.366
Loss for the year	(100.641)	(31.293)

Total shareholders’ equity	357.393	458.034

LONG-TERM DEBT:
Payable to credit institutions (Note 11)	109.225	125.371
Payable to Group and associated companies	—	3.999
Other accounts payable	3.398	673
Capital payments payable (Note 6)	120	120

Total long-term debt	112.743	130.163

CURRENT LIABILITIES:
Payable to credit institutions (Note 11)	32.796	17.454
Trade accounts payable (Note 12)	133.696	129.729
Payable to Group and associated companies (Note 9)	12.526	31.603
Customer advances	2.394	1.906
Taxes payable (Note 14)	10.390	9.616
Compensation payable	4.602	8.251
Other nontrade payables	205	75
Other provisions (Note 13)	135.537	80.427
Accrual accounts	74	378

Total current liabilities	332.220	279.439

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	802.356	867.636

The accompanying Notes 1 to 21 are an integral part of the balance sheet as of June 30, 2003.

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

ANTENA 3 DE TELEVISIÓN, S.A.

STATEMENTS OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2003 AND FOR 2002

(Thousands of euros)

DEBIT	Six-Month Period Ended junio 30, 2003	2002	Mayo 2003
EXPENSES:
Program and other amortization (Note 17)	120.529	269.447	104.128
Personnel expenses (Note 17)	54.936	95.882	45.622
Depreciation and amortization expense	10.302	19.351	8.522
Rent and fees (Note 17)	12.627	25.207	10.632
Variation in operating allowances	—	2.466	0
Other current operating expenses (Note 17)	36.936	87.298	31.039
Taxes other than income tax	262	907	242

	235.592	500.558	200.186

Operating income	38.385	33.523	20.359

Financial and similar expenses	3.489	3.502	2.956
Exchange losses	—	—	6.100

	3.489	3.502	9.056

Financial income	—	1.144	(1.809)

Income from ordinary activities	36.199	34.667	18.550

Losses on tangible fixed assets	6	217	5
Variation in investment valuation allowances (Note 6)	9.958	31.338	2.960
Extraordinary expenses (Notes 3-k and 17)	168.304	39.329	16.250

	178.268	70.884	19.216

Income before taxes	—	—	—

Corporate income tax (Note 14)	(37.335)	438	4.646

Income for the year	—	—	—

CREDIT	Six-Month Period Ended junio 30, 2003	2002	Mayo 2003
REVENUES:
Net revenues (Note 17)
Advertising revenues	281.205	552.348	225.603
Sales discounts	(22.370)	(45.099)	(18.009)

	258.835	507.249	207.594
Other revenues	15.142	26.832	12.951

	273.977	534.081	220.545

Interest and similar revenues	1.065	3.651	947
Exchange gains	238	995	6.299

	1.303	4.646	7.247

Financial loss	2.186	—

Gains on disposals of intangible assets, tangible fixed assets and control portfolio	20	217	20
Extraordinary revenues	4.073	5.145	2.384

	4.093	5.362	2.404

Extraordinary loss	174.175	65.522	16.812

Loss before taxes	137.976	30.855	(1.738)

Loss for the year	100.641	31.293	2.908

The accompanying Notes 1 to 21 are an integral part of the statement of operations for the six-month period ended June 30, 2003

2

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

Antena 3 de Televisión, S.A.

Notes to the Financial Statements

for the six-month period ended

June 30, 2003

1. Company description

Antena 3 de Televisión, S.A. (“the Company”) was incorporated on June 7, 1988, and its then sole corporate purpose was the indirect management of a television service.

For this purpose, it submitted its bid in response to the call for tenders made in accordance with Article 8 of Private Television Law 10/1988 and was awarded a concession for the indirect management of the television service, pursuant to a resolution of the Spanish Council of Ministers of August 25, 1989, for a period of ten years, which ended on April 3, 2000.

On May 7, 1996, the Shareholders’ Meeting resolved to change and extend the Company’s corporate purpose, as permitted by Satellite Telecommunications Law 37/1995.

On March 10, 2000, the Council of Ministers adopted a resolution for the renewal of the concession for the indirect management of the television service for a period of ten years from April 3, 2000. The terms of this renewal were the same as for the former concession, with the added obligation of commencing digital broadcasting on April 3, 2002. The Company made all the necessary investments to enable it to begin broadcasting on that date the Antena 3 de Televisión, S.A. signal pursuant to Royal Decree 2169/1998 which approved the Spanish Technical Plan for Terrestrial Digital Television.

In view of the business activity carried on the Company, it does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its net worth, financial position and results of operations. Accordingly, these notes to financial statements as of June 30, 2003 do not contain any specific disclosures relating to environmental issues.

The Shareholders’ Meeting and the Board of Directors’ meeting, on April 28, 2003 and July 29, 2003, respectively, resolved to request the admission to listing of all the shares of Antena 3 de Televisión, S.A. on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, and their inclusion in the Spanish Unified Computerized Trading System (Continuous Market).

2. Basis of presentation

a)	True and fair view

The financial statements as of June 30, 2003, which were prepared from the Company’s accounting records, are presented in accordance with the Spanish National Chart of Accounts and, accordingly, give a true and fair view of the Company’s net worth, financial position and results of operations.

b)	Comparative information

The accompanying statement of operations for the six-month period ended June 30, 2003 reflects the transactions carried out between January 1, 2003 and June 30, 2003. Accordingly, it is not comparable with the 2002 statement of operations, which relates to a full year.

3. Valuation standards

The main valuation methods applied by the Company in preparing its financial statements as of June 30, 2003, in accordance with the Spanish National Chart of Accounts, were as follows:

a)	Start-up expenses

Start-up expenses, which relate to capital increase expenses, are recorded at cost. These expenses are amortized on a straight-line basis over five years. €52,987 of amortization of start-up expenses were charged to the statement of operations in the six-month period ended June 30, 2003.

b)	Intangible assets

This caption in the balance sheet includes basically the costs incurred in the acquisition or production of computer software when it will foreseeably be used for several years. Most of these assets are amortized on a straight-line basis over five years. In the event of software obsolescence, the related allowances for decline in value are recorded or the asset is definitively retired.

c)	Tangible fixed assets

Tangible fixed assets are carried at cost.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The Company depreciates its tangible fixed assets by the straight-line method at annual rates based on the following years of estimated useful life:

Years of Estimated Useful Life
Structures	33
Plant	5, 8 and 12,5
Computer hardware	5 and 10
Other fixtures	5, 10 and 12,5
Other tangible fixed assets	6 and 10

2

d)	Long-term investments

Long-term investments consist basically of unlisted securities, which are valued at the lower of cost or underlying book value of the holdings, adjusted by the amount of the unrealized gains disclosed at the time of acquisition and still existing at year-end, net, where appropriate, of the required allowances for decline in value if cost is higher than fair value at the end of each year or period.

The Company owns majority holdings in the capital stock of certain companies and owns holdings of 20% or more of the capital stock of other companies (See Note 6). The financial statements as of June 30, 2003 do not reflect the increases in the value of the Company’s holdings in these companies which would result from fully consolidating the majority holdings and from accounting for the holdings in associated companies by the equity method. The effect of using these methods would be an increase in shareholders’ equity as of June 30, 2003 of €381,000, a decrease in losses for the year of €2,099,000 and an increase in assets of €41,896,000, which are reflected in the Group’s consolidated financial statements as of that date.

e)	Treasury stock

The shares of treasury stock acquired by the Company without a capital reduction resolution having been adopted by the Shareholders’ Meeting are valued at acquisition cost, net, where appropriate, of the allowances required to adjust this value to the underlying book value of the shares.

Also, in accordance with Article 79 of the revised Corporations Law, the Company has recorded a restricted reserve for an amount equal to the acquisition cost of the treasury stock. This reserve is included under the “Shareholders’ Equity” caption in the accompanying balance sheet.

f)	Inventories

Program rights

Rights and programs inventories are valued, based on their nature, as follows:

1.	Inventoriable in-house productions (programs produced to be rerun, such as series) are recorded at acquisition and/or production cost, which include both external costs billed by third parties for program production and for the acquisition of resources, and internal production costs, which are calculated by applying preset internal rates on the basis of the time during which operating resources are used in production. The costs incurred in producing the programs are recorded on the basis of their nature under the appropriate captions in the statement of operations and are included under the “Program Rights” caption in the balance sheet with a credit to the “Program and Other Amortization - Inclusion in Inventories” account in the statement of operations.

Amortization of these programs is recorded under the “Program and Other Amortization” caption in the statement of operations on the basis of the number of showings.

The directors have taken into account the analysis carried out by the new management team of the characteristics of the past broadcasts of the Company’s series, of the estimates which they make of the value of each showing and of the most probable configuration of the programming grid. Based on this analysis, and in line with the practice of certain European operators in the industry, the estimated value assigned to the first and second showings of the episodes of the series will be 90% and 10% respectively, from 2003. Also, at the proposal of the new management team, the Company will take three years to be the maximum period for amortization of the new series, after which the unamortized amount will be written off.

Given their special nature, the series which are broadcast daily are amortized in full when the first showing of each episode is broadcast.

3

2.	Non-inventoriable in-house productions (programs produced to be shown only once) are valued by the same methods and procedures as those used to value inventoriable in-house productions. Programs produced and not shown are recorded at year-end under the “Program Rights – In-House Production and Production in Process” caption in the balance sheet. The cost of these programs is recorded under the “Program and Other Amortization” caption in the statement of operations at the time of the first showing.

3.	Rights on outside productions (films, series and other similar productions) are recorded at acquisition cost. These rights are deemed to be acquired when the term of the right commences for the Company. Payments to outside production distributors made prior to commencement of the term of the right are recorded under the “Advances to Suppliers” caption in the balance sheet. The amortization of the rights is recorded in the statement of operations under the “Program and Other Amortization” caption on the basis of the number of showings, in accordance with the following percentages, which are set on the basis of the number of showings contracted:

Films	Number of Showings Contracted
	1	2	3 or More
1st showing	100%	50%	50%
2nd showing	—	50%	30%
3rd showing	—	—	20%

Series	Number of Showings Contracted
	1	2 or More
1st showing	100%	50%
2nd showing	—	50%

4.	Rebroadcasting rights are recorded at cost. The cost of these rights is recorded as an expense under the “Program and Other Amortization” caption in the statement of operations at the time of broadcast of the event on which the rights were acquired.

Consumables and other

Dubbings, sound tracks, titles and tunes of outside productions are recorded at acquisition or production cost. The amortization of rights is recorded under the “Program and Other Amortization” caption in the statement of operations at the time of the showing, by the same method as that used for outside productions.

Other inventories are recorded at acquisition cost and are allocated to income by the effective or actual amortization method over the production period.

Allowances

The Company records allowances to reduce the unamortized portion of the value of in-house productions and of the rights on outside productions which it considers will not be shown. When the rights expire, the allowances recorded are used to write off the cost of the rights.

Classification of programs

Program inventories are classified as current assets in accordance with the Spanish National Chart of Accounts and standard practice in the industry in which the Company operates. However, programs are used over several years (see Note 7).

4

g)	Short-term investments

This caption includes short-term investments (mainly in fixed-income securities). The Company records these short-term investments for the amount effectively paid and for the unmatured accrued interest at year-end earned on these acquisitions. As of June 30, 2003, the Company had short-term deposits amounting to €17,108,435.

This caption also includes equity interests held by Antena 3 de Televisión, S.A. which it intends to realize or settle at short term. As of June 30, 2003, these holdings were recorded at their estimated net asset value taking into account the risk of Antena 3, Televisión S.A.’s investment in these companies. The data on the net worth position of these investees used in the valuation as of June 30, 2003 were obtained from these companies’ unaudited financial statements as of June 30, 2003. The companies in this situation as of June 30, 2003 are: Todotoys Internet, S.L., Battres Comunicación Alternativa, S.A.U., Antena 3 Interactiva, S.A.U., Antena 3 Iniciativas Comerciales, S.A.U., Licencias e Imagen, S.A.U. and Antena 3 Temática, S.A.U.

In addition, this caption includes €901,518 relating to the portion of the loan granted to Manga Films, S.A. maturing at short term (on November 29, 2003), which earns annual interest tied to Euribor. The Company records this loan at the amount effectively paid together with the related unmatured accrued interest at year-end.

h)	Exchange differences

Fixed assets and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and the receivables and payables are adjusted at year-end to the exchange rates then prevailing, unless hedges have been arranged, in which case they are valued at the hedged exchange rate.

The positive net differences arising an adjustment of foreign currency accounts receivable and payable to year-end exchange rates are recorded under the “Deferred Revenues” caption on the liability side of the balance sheet, unless exchange losses have been charged to income in prior years, in which case the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years. Negative differences are charged to income. Positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are repaid early, or as negative exchange differences for the same or a higher amount are recognized.

i)	Corporate income tax

The expense or revenue for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income.

In 2001 the Company started to be taxed on a consolidated basis with other Group companies (see Note 14).

In this connection, in calculating its corporate income tax, the Company observed the Spanish Accounting and Audit Institute (ICAC) Resolution of October 9, 1997, establishing the methods for the recording of corporate income tax at companies that file consolidated tax returns.

Prepaid taxes are only recognized as assets if their future realization is reasonably assured. For this purpose the Company observed the ICAC Resolution of March 15, 2002, establishing the methods for recording prepaid taxes.

j)	Recognition of revenues and expenses

General method

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the Company only records realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

5

Advertising revenues

At present, the Company obtains basically advertising revenues, which are recorded in the statement of operations when the advertising spot is broadcast.

Sale of in-house production and other audiovisual rights

The Company records these sales as period revenues when the broadcasting rights for the in-house production or the audiovisual rights are sold. The advances received on sales of these rights are not taken to income until the rights are transferred.

k)	Short-term provisions for contingencies and expenses

The Company records under the “Current Liabilities - Other Provisions” caption in the accompanying balance sheet the estimated amount required for probable or certain third-party liability arising from guarantees provided by the Company, litigation, indemnity payments and outstanding obligations of undetermined amount, and to cover projected losses. These allowances are recorded when the liability, obligation or decision giving rise to the indemnity, payment or loss arises. This caption also includes the provisions required for losses of Group companies which exceed the book value of the related holdings. €59,143,004 were charged in this connection to the “Extraordinary Expenses” caption in the accompanying statement of operations for the six-month period ended June 30, 2003 (see Note 17-g).

l)	Severance costs

Under current labor regulations, the Company is required to pay severance to employees terminated under certain conditions. The Company’s directors have estimated the cost of the restructuring which will be carried out in the coming months and have recorded this amount under the “Other Provisions” caption on the liability side of the consolidated balance sheet as of June 30, 2003.

6

4. Intangible assets

The transactions recorded in the six-month period ended June 30, 2003 in intangible asset accounts and the related accumulated amortization are summarized as follows:

	Thousands of Euros
	Balance at 12/31/02	Additions or Provisions	Transfers	Balance at 06/30/03
Cost:
Intellectual property	75	—	—	75
Computer software	16,826	963	561	18,350

	16,901	963	561	18,425

Accumulated amortization:
Intellectual property	(75)	—	—	(75)
Computer software	(7,798)	(1,539)	(113)	(9,450)

	(7,873)	(1,539)	(113)	(9,525)

Total	9,028			8,900

As of June 30, 2003, the cost and accumulated amortization of the fully amortized intangible assets currently being used by the Company amounted to €345,462.

5. Tangible fixed assets

The transactions recorded in the six-month period ended June 30, 2003 in tangible fixed asset accounts and the related accumulated depreciation are summarized as follows:

	Thousands of Euros
	Balance at 12/31/02	Additions or Provisions	Retirements or Reductions	Transfers	Balance at 06/30/03
Cost:
Land and structures	56,993	174	0	73	57,240
Plant	77,992	781	(14)	532	79,291
Computer hardware	21,221	686	(5)	(150)	21,752
Other fixtures and tangible fixed assets	45,461	1,612	(83)	(442)	46,548
Construction in progress	573	10	0	(573)	10

	202,240	3,263	(102)	(560)	204,841

Accumulated depreciation:
Structures	(12,279)	(856)	0	0	(13,135)
Plant	(46,674)	(3,801)	11	(36)	(50,500)
Computer hardware	(11,163)	(2,180)	4	122	(13,217)
Other fixtures and tangible fixed assets	(27,880)	(1,873)	81	26	(29,646)

	(97,996)	(8,710)	96	112	(106,498)

Total	104,244				98,343

As of June 30, 2003, the cost and accumulated depreciation of the fully depreciated assets being used by the Company amounted to €30,156,596.

The Company takes out insurance policies to sufficiently cover the possible risks to which its tangible fixed assets are subject.

7

6. Long-term investments

The transactions recorded in the six-month period ended June 30, 2003 in the “Long-Term Investments” accounts and in the related allowances are summarized as follows:

Thousands of Euros	Balance at 12/31/02	Additions or Provisions	Retirements or Reductions	Transfers	Balance at 06/30/03
Investments in Group companies-
Antena 3 Directo, S.A.U.	18,138	0	0	0	18,138
Movierecord Cine, S.A.	18,006	0	0	0	18,006
Inversiones Valores Inmuebles, S.L.	9,534	0	0	0	9,534
Antena 3 Producciones, S.A.	6,343	0	0	0	6,343
Antena 3 Perú, S.A.	3,128	0	0	0	3,128
Antena 3 Temática, S.A.	2,784	0	0	(2,784)	0
Compunet Servicios Telemáticos, S.A.	2,404	2	0	0	2,406
Megatrix, S.A.U.	2,250	0	0	0	2,250
Ensueño films, S.A.U.	1,804	0	0	0	1,804
Antena 3 Internacional, Inc	1,676	0	0	0	1,676
Antena 3 Castilla-León, S.A.	1,260	0	0	0	1,260
Publicidad 3, S.A.	505	0	0	0	505
Nova Televisió, S.A.	245	215	0	0	460
Guadiana Producciones, S.A.U.	66	0	0	0	66
Antena 3 Editorial, S.A.	60	0	0	0	60

	68,203	217	0	(2,784)	65,636

Investments in associated companies-
Canal Factoría de Ficción, S.A.	240	0	0	0	240

	240	0	0	0	240

Other investments-
Canal Satélite Digital, S.L.	11,145	0	0	0	11,145
T.V.I. Televisâo Independiente, S.A.	2,016	0	0	0	2,016
Media Park, S.A.	1,142	0	0		1,142

	14,303	0	0	0	14,303

Long-term guarantees and deposits	137	3	0	0	140
Long-term loans	207,512	6,437	0	0	213,949
Investment valuation allowance	(52,486)	(10,376)	418	2,784	(59,660)

Total	237,909	(3,719)	418	0	234,608

8

The Group companies and information thereon are as follows:

Company	Location	Activity	% of Ownership	Capital		Reserves	Sharesholder’s Contributions		Income (Loss) for the Year	Extraordinary Income (Loss)
Publicidad 3, S.A.	Madrid	Advertising	100%	60		(23,346)	0		(25,459)	(25,339)
Antena 3 Editorial, S.A.	Madrid	Management of rights	100%	60		981	0		(23)	(2)
Antena 3 International, Inc.	U.S.A.	Portfolio company	100%	(	b)	(b)		(b)	(b)	(b)
Antena 3 Perú, S.A.	Peru	Television	100%	3,172		(388)	0		(59)	0
Antena 3 Directo, S.A.	Madrid	TV home shopping	100%	17,580		(13,447)	0		(1,930)	(1,864)
Antena 3 Castilla-León, S.A.	Madrid	Audiovisual productions	60%	2,100		(655)	0		(317)	(11)
Antena 3 Producciones, S.A.	Peru	Audiovisual productions	100%	3,246		447	0		166	(11)
Nova Televisió, S.A.	P. de Mallorca	Audiovisual productions	51%	902		(124)	0		(140)	0
Movierecord Cine, S.A.	Madrid	Advertising in cinemas	100%	801		0	0		(741)	(120)
Megatrix, S.A.	Madrid	Audiovisual productions	100%	2,250		(1,388)	0		(958)	247
Ensueño Films, S.L.	Madrid	Audiovisual productions	100%	1,804		(1,608)	0		(232)	0
Inversiones Valores Inmuebles, S.L.	Madrid	Portfolio company	92.35%	4		(607)	5		(19)	19
Compunet Servicios Telemáticos, S.A.(a)	Madrid	Internet	34%	6		(869)	74		(1)	(5)
Guadiana Producciones, S.A.	Madrid	Production, distribution and screening	100%	60		1,096	979		72	0

(a)	The Company owns an indirect holding of 60.95% through Inversiones de Valores Inmuebles, S.L.
(b)	Information not available

The associated company and information thereon are as follows:

			Thousands of Euros
Company	Location	Activity	% of Ownership	Capital Stock and Additional Paid in Capital	Reserves	Income for the Year	Extraordinary Income	Capital Payments Payable
Canal Factoría de Ficción, S.A	Madrid	Production of fiction programs	40%	600	548	(504)	(44)	120

The other investees of the Company and information thereon are as follows:

Company	Location	Activity	% of Ownership	Capital Stock and Additional Paid in Capital		Reserves		Income (Loss) for the Year
T.V.I. Televisâo Independiente, S.A.	Lisbon	Television	0.00%	65.810	(b)	(a	)	(a )
Media Park, S.A. (b)	Barcelona	Audiovisual production company	0.94%	45.245		27.237		(27.913)
Canal Satélite Digital, S.L. (b)	Madrid	Digital television	2.25%	285.885		(83,420)		(10,106)

(a)	Information not available
(b)	Data as of December 31, 2002

9

The information on the Group and associated companies and other investees was obtained from the unaudited financial statements of these companies as of June 30, 2003.

None of Antena 3 de Televisión, S.A.’s investees is listed on Spanish or foreign stock exchanges.

On March 21, 2003, the Shareholders’ Meeting of Nova Televisió, S.A. resolved to increase capital stock by €420,714. This capital increase was subscribed by Antena 3 de Televisión, S.A. in proportion to its holding in the Company.

Also, during the six-month period ended June 30, 2003, the Company decided to realize or liquidate its short-term investment in Antena 3 Temática, S.A.U. This company was reclassified to the “Short-Term Investments” caption in the accompanying balance sheet.

On November 29, 2000, Antena 3 de Televisión, S.A. granted Manga Films, S.L. a short-term loan of €18,030,363. In 2001 the loan agreement was renegotiated and Antena 3 de Televisión, S.A. accepted partial repayment of the loan through the transfer by Manga Films, S.L. of the public copying and communication rights on various feature films for a total price €13,522,772. For the remaining portion of the loan, it was decided to grant a five-year extension, i.e. through November 29, 2006, with annual repayments of €901,518. The interest payable by Manga Films, S.L. will be calculated based on the loan principal at a rate tied to Euribor. This caption includes the portion of the loan which matures at over one year.

On September 10, 2002, a purchase and sale and assignment of receivables agreement was executed in a public deed, effective January 1, 2002 for accounting purposes. This agreement enabled Publicidad 3, S.A. (a wholly-owned investee of Antena 3 de Televisión, S.A.) to acquire from Grupo Admira Media, S.A. (now Telefónica de Contenidos, S.A.U.) all the shares of Uniprex, S.A. and Antena Radiodifusión, S.A. The goodwill arising from this transaction in relation to these two companies amounted to €146,624,393 and is being amortized by Publicidad 3, S.A. on a straight-line basis over 20 years.

In 2002 the Company granted a participating loan to Publicidad 3, S.A. for a maximum of €233,000,000 to meet the obligations arising from the purchase and sale and accounts receivable assignment agreement of Uniprex, S.A. and Antena de Radiodifusión, S.A. As of June 30, 2003, the balance drawn down amounted to € 206,161,166.

In 2003 Publicidad 3, S.A. (a wholly-owned subsidiary of Antena 3 de Televisión, S.A.) increased the amount of the participating loan granted to Uniprex, S.A. to €67,000,000.

At the end of each year or period the directors evaluate the business plans of their investees, updating them where necessary and estimating the value of these holdings and the recoverability of goodwill.

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7. Inventories

The detail of the balance of this caption in the balance sheet as of June 30, 2003, is as follows:

Thousands of Euros
Program rights, net-
Rights on outside productions	169,675
In-house productions and programs in process	82,723
Sports re-broadcasting rights	3,214
Allowance for inventory obsolescence	(125,744)

129,868

Consumables and other-
Dubbing, sound tracks and titles	2,557
Other materials	2,746

5,303

Advances to suppliers	49,346

Total inventories	184,517

The Company’s current directors, based on the configuration they consider most probable for its programming grid and on the analysis of its program rights inventory carried out by the new management team, have evaluated the amount of the in-house production program rights relating to programs that will not be broadcast (due to their production date, the fact that they have not completed the first broadcasting cycle or for other reasons) and of those showings not yet broadcast whose value is considered to be lower than the current value due to their broadcasting possibilities. Accordingly, an additional provision was recorded amounting to approximately €58,852,000 which, in view of the occasional and non-periodic nature of the aforementioned items, was charged to the “Extraordinary Expenses” caption in the statement of operations for the six-month period ended June 30, 2003.

Also, in relation to the rights on outside production, the Company made an estimate, based on an itemized study, of the programs and cash advances made on programs that, on the basis of their lifespan, the most probable configuration of the programming grid and the volume of the Company’s acquisition rights and commitments, will not be broadcast. The provision to the allowance for obsolescence, recorded on the basis of the foregoing, amounted to €42,582,000 and was recorded, in view of the nonrecurring nature of this decision, with a charge to the “Extraordinary Expenses” caption in the statement of operations for the six-month period ended June 30, 2003.

The “Advances to Suppliers” caption in the accompanying balance sheet as of June 30, 2003, includes basically prepayments in connection with commitments to purchase sports re-broadcasting and outside production rights.

As of June 30, 2003, the Company had commitments, mainly for the purchase of audiovisual property rights, amounting to €138,129,000. In addition, the Company has purchase commitments to distributors, the definitive amount and price of which will be determined once the programs are produced and, in certain cases, by establishing the acquisition price on the basis of box office takings. The best estimate of these commitments amounts to €316,207,000.

It is estimated that €63,614,000 of rights on in-house and outside productions will be amortized in the last six months of 2003 (see Note 3-f).

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8. Trade receivables

The balance of this caption in the balance sheet as of June 30, 2003, is made up of the following accounts, which were grouped together for presentation purposes:

Thousands of Euros
Trade receivables for sales	126,918
Barter trade receivables	7,646
Trade notes receivable	1,149

Total	135,713

9. Balances and transactions with Group and associated companies

The detail of the balances of the “Receivable from Group and Associated Companies” and “Payable to Group and Associated Companies” captions on the asset and liability sides, respectively, of the accompanying balance sheet as of June 30, 2003, is as follows:

	Thousands of Euros
	Balances Receivable at Short-Term			Balances Payable at Long-Term
	Operating Receivables	Short-Term Loans	Receivable from Group and Associated Companies	Short-Term Payables	Operating Payables	Payable to Group and Associated Companies
Group companies:
Antena 3 Castilla-León, S.A.	713		713		645	645
Antena 3 Directo, S.A.	316	7,154	7,470	772		772
Antena 3 Editorial, S.A.				1,466		1,466
Antena 3 Iniciativas Comerciales, S.A.				1,265		1,265
Antena 3 Interactiva, S.A.		5,479	5,479	680	-15	665
Antena 3 International, Inc.	5		5		17	17
Antena 3 Perú, S.A.	44		44
Antena 3 Producciones, S.A.		2,538	2,538
Antena 3 Temática, S.A.U.	70	1,539	1,609	3	56	59
Arbatax Emisiones Audiovisuales, S.A.				359		359
Battres Comunicación Alternativa, S.A		1,105	1,105	62	8	70
Compunet Servicios Telemáticos, S.A.	1	1,092	1,093	39	72	111
Digimedia, S.A.		1	1			0
Ensueño Films, S.L.	0	7,246	7,246	362		362
Guadiana Producciones, S.A.	8	438	446		117	117
Inversiones Valores Inmuebles, S.L.		4	4	31		31
Licencias e Imagen, S.A.	30	607	637	75		75
Megatrix, S.A.	6	2,247	2,253		16	16
Movierecord Cine, S.A.		8,728	8,728	934	361	1,295
Nova Televisió, S.A.	170		170		293	293
Publicidad 3, S.A.				4,566		4,566
Trading Team, S.L.		519	519
Todotoys Internet, S.L.		486	486
Uniprex, S.A	42	16,096	16,138		315	315

Associated and related companies:
Canal Factoría de Ficción, S.A.	1,241		1,241
Media Park, S.A.	30		30		27	27
Planeta Directo, S.L.	41		41
T.V.I. Televisâo Independente, S.A.	486		486

Total	3,203	55,279	58,482	10,614	1,912	12,526

The loans granted to the Group companies earn average interest tied to Euribor.

12

The detail of the transactions carried out in 2002 with the Group and associated companies is as follows:

	Thousands of Euros
	Sales	Financial Revenues	Purchases of Rights and Other Services	Financial Expenses
Group companies:
Antena 3 Castilla-León, S.A.	582		371
Antena 3 Directo, S.A.	328	119	2
Antena 3 Editorial, S.A.				12
Antena 3 Iniciativas Comerciales, S.A.			89
Antena 3 Interactiva, S.A.			271
Antena 3 Producciones, S.A.		25
Antena 3 Temática, S.A.U.	180	10	90
Compunet Servicios Telemáticos, S.A.	2	18	147
Ensueño Films, S.L.	61	103
Guadiana Producciones, S.A.	21	10	7
Licencias e Imagen, S.A.	1
Megatrix, S.A.	48	26	1,399
Movierecord Cine, S.A.		110	72
Nova Televisió, S.A.	146		366
Tradingteam, S.L.		19
Uniprex, S.A.		238	108

Associated and related companies:
Canal Factoría de Ficción, S.A.	87
Media Park, S.A.	17		117
Planeta Directo, S.L.	81
RTL Television	1		66
Canal Satélite Digital, S.L.			12
T.V.I. Televisâo Independente, S.A.	1

Total	1,556	678	3,117	12

13

10. Shareholders’ equity

The transactions recorded under this caption in the accompanying balance sheet as of June 30, 2003, are summarized as follows:

	Thousands of Euros
	Capital Stock	Legal Reserve	Reserve for Treasury Stock	Other Reserves	Retained Earnings	Loss at 06/30/03	Total
Balances at December 31, 2002	166,668	33,334	2,933	277,026	9,366	(31,293)	458,034
Distribution of 2002 loss	—	—	—	(31,293)	—	31,293	0
Distribution of dividends	—	—	—	—	—	—	0
2003 Loss	—	—	—	—	—	(100,641)	(100,641)

Balance at June 30, 2003	166,668	33,334	2,933	245,733	9,366	(100,641)	357,393

Capital stock

The Company’s capital stock as of June 30, 2003, consisted of 166,668,000 fully subscribed and paid registered shares of €1 par value each.

All the shares carry the same rights.

The companies or corporate groups with an ownership interest of 5% or more in the capital stock of Antena 3 de Televisión S.A. are as follows:

% of Ownership
Telefónica, S.A.	34.14
KORT Geding, S.L. (Grupo Planeta y Grupo de Agostini)	25.10
RTL Group Communications S.L.U.	17.27
Macame, S.A. (Grupo Banco Santander Central Hispano)	12.80
Banco Santander Central Hispano, S.A.	5.69
Other shareholders	5.00

100.00

Legal reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Other reserves

The “Other Reserves” account includes restricted reserves of €281,141 relating to the “Reserve for the Adjustment of Capital Stock to Euros”.

14

Reserve for treasury stock

Under the revised Corporations Law, a restricted reserve must be recorded equal to the value of the treasury stock held by the Company. Also, the par value of the treasury stock cannot exceed 10% of the Company’s capital stock and the shares in question must be fully paid in.

As of June 30, 2003, the total cost of the shares of treasury stock amounted to €2,933,000 and related to 1,444,500 shares of €1 par value each.

11. Payable to credit institutions

The breakdown of the balances of these captions on the liability side of the accompanying balance sheet as of June 30, 2003, is as follows:

	Thousands of Euros
	Limit	Balance Drawn down at Short Term	Balance Drawn down at Long Term
Syndicated loan	140,000	31,100	108,900
Syndicated credit line	90,000	—	—
Credit lines	16,010	1528	—
Demand deposit overdrafts	—	1	—
Accrued interest payable	—	167	325

	246,010	32,796	109,225

On October 28, 2002, Antena 3 de Televisión, S.A. arranged a syndicated loan and a syndicated credit line with various credit institutions, with JP Morgan Bank, S.A. as the agent bank, to enable it to purchase through its subsidiary Publicidad 3, S.A. all the shares of Uniprex, S.A. and Antena de Radiodifusión, S.A. held by Grupo Admira Media, S.AU. (now Telefónica de Contenidos, S.A.U.). The loan amounts to €140,000,000 and the limit of the credit line is €90,000,000. As of June 30, 2003, the Company had not drawn down any amount against this credit line, which is secured by the Company’s assets.

The agreement under which the loan and credit line were arranged established certain financial and operating conditions to be met by Antena 3 de Televisión S.A. The Company’s directors consider that as of June 30, 2003, there were no contingencies in relation to this obligation.

The interest rate on this credit line is tied to EURIBOR plus a spread. There is also a fixed annual fee payable on the loan in addition to various fees paid by the Company at the date the credit line was arranged. The fees payable at over one year are recorded under the “Deferred Charges” caption in the accompanying balance sheet.

The interest rates paid by the Company in the six-month period ended June 30, 2003 on the loans and credit facilities arranged at credit institutions are mainly tied to Euribor plus a spread ranging from 0.1% to 1%.

15

12. Trade accounts payable

The detail of the balance of this caption in the balance sheet as of June 30, 2003, is as follows:

Thousands of Euros
Payable to suppliers	95,948
Payable for unreceived invoices	36,188
Barter payables	1,560

133,696

13. Other provisions

The detail of the balance of the “Other Provisions” caption on the liability side of the accompanying balance sheet as of June 30, 2003, is as follows:

Thousands of Euros
Other short-term provisions for contingencies and expenses	127,162
Trade discounts payable	8,375

Total	135,537

14. Tax matters

The detail of the balances of the “Taxes Receivable” and “Taxes Payable” captions on the asset and liability sides, respectively, of the accompanying balance sheet as of June 30, 2003, is as follows:

Thousands of Euros
Long term-
Prepaid taxes	4,184

Short term-
Prepaid taxes	19,185
2002 corporate income tax refundable	32,755
Other taxes receivable	948

52,888

Total taxes receivable	57,072

Personal income tax withholdings payable	2,049
VAT payable	6,167
Accrued social security taxes payable	2,174

Total taxes payable	10,390

Pursuant to Corporate Income Tax Law 43/1995, on December 26, 2000, Antena 3 de Televisión, S.A. notified the Madrid tax authorities of its decision to file consolidated tax returns indefinitely provided that the requirements established in Article 81 of this Law are met and it does not decide to cease to apply the consolidated tax regime (Law 24/2001).

16

The filing of consolidated tax returns gives rise to reciprocal intercompany balances, due to the offset of the losses incurred by certain companies against the income earned by other Group companies. These balances are recorded in the “Payable to Group Companies Due to Tax Effect” and “Receivable from Group Companies Due to Tax Effect” accounts, as appropriate.

Corporate income tax is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

The reconciliation of the loss per books for the six-month period ended June 30, 2003, to the tax base for corporate income tax purposes is as follows:

	Thousands of Euros
	Tax Base	Tax Charge
Loss before taxes for the six-month period ended June 30, 2003	(137,976)	(48,292)
Permanent differences-
Increases	986	345
Permanent consolidation difference	30,320	10,612

Total permanent differences	31,306	10,957

Tax credits	—

Adjusted loss per books	(106,670)	(37,335)

Timing differences:
Increases-
Arising in the year	43,480	15,218
Decreases-
Arising in prior years	(2,606)	(912)

Total timing differences	40,874	14,306

Tax base and net tax payable	(65,796)	(23,029)

Prepayments as of June 2003		—

Tax charge payable		(23,029)

Tax assets taken by Group companies		(3,939)

Corporate income tax refundable		(26,968)

The difference between the tax charge allocated to the current year and to prior years and the tax charge already paid or to be paid for those years, which is recorded in the “Prepaid Income Taxes” (“Deferred Income Taxes”) account, arose as a result of the following timing differences:

Thousands of Euros
Prepaid income tax:
Portfolio provision	5,255
Provision for contingencies and expenses	12,700
Provision for operating bad debts	1,876
Provision for in-house productions	3,446
Provision for outside productions	92

Total	23,369

Based on the estimate made by the Company’s directors of when future income will arise to enable the offset and use of these prepaid taxes, €4,184,703 were recorded under the “Fixed and Other Noncurrent Assets –Taxes” Receivable” caption and the remainder under the “Current Assets - Taxes Receivable” caption.

On March 20, 2002 the Spanish Accounting and Audit Institute (ICAC) published a resolution establishing that whenever it is certain that tax losses will be recovered at short term, companies can recognize the tax assets earned in the year, thereby reducing the corporate income tax expense by the amount of these tax assets.

The Company has 1999, 2000, 2001 and 2002 open for review by the tax inspection authorities for VAT and personal income tax withholdings and the years since 1998 for corporate income tax. The Company’s directors do not expect any material liabilities to arise as a result of an inspection of the open years that would affect the financial statements as of June 30, 2003.

17

15. Other guarantee commitments to third parties and other contingent liabilities

a)	Guarantee commitments to third parties

The detail of the guarantees provided by the Company to financial institutions for third parties is as follows:

Thousands of Euros
Group and associated companies	6,905
Other guarantees	10,417

Total	17,322

The Company’s directors consider that the unforeseen liabilities, if any, as of June 30, 2003, that might arise from the guarantees provided would not be material.

b)	Other contingent liabilities

As of June 30, 2003, the most significant litigation pending was that relating to the complaint filed by various rights management entities amounting to €15,000,000. The Court of First Instance of Alcobendas found for the plaintiffs and the Company appealed against the decision of this Court.

As of June 30, 2003, other civil, labor, criminal and administrative proceedings had been initiated against the Company which were taken into consideration in estimating the possible contingent liabilities.

The Company’s directors and their legal advisers do not expect any material liabilities to arise in addition to those already recorded from the outcome of the lawsuits in progress.

The most significant litigation pending in relation to the investees is the arbitration proceeding initiated in May 2003 by Uniprex, S.A. to clarify the discrepancies regarding the interpretation of certain clauses of the contract entered into with the Radio Blanca Group.

In relation to the aforementioned proceeding, the Radio Blanca Group has also filed an arbitration proceeding for breach of contract, the right to request the termination of the contract and the payment of the contractually agreed amounts, in addition to the damage and losses caused.

The two arbitration proceedings are being heard simultaneously, and as of the date of these notes to financial statements no arbitration award had been made in relation to the arbitration proceeding filed by the Radio Blanca Group.

The company’s legal advisers do not expect any material cost or disbursement to arise for the Company as a result of the arbitration proceeding filed by the Radio Blanca Group in addition to the estimated legal defense expenses and, accordingly, the directors did not consider it necessary to record a provision on the liability side of the balance sheet as of June 30, 2003.

18

16. Foreign currency balances and transactions

a)	Foreign currency balances

The breakdown, by currency, of the equivalent euro value of the Company’s debts reflected on the liability side of the accompanying balance sheet as of June 30, 2003, is as follows:

Thousands of Euros
Currency	Trade Accounts Payable
U.S. dollars	46,112
Other currencies	71

Total	46,183

b)	Foreign currency transactions

The foreign currency transactions performed in the six-month period ended June 30, 2003, related mainly to transactions denominated in U.S. dollars; their equivalent euro values translated at the average exchange rates for the year were as follows:

	Thousands of Euros
	U.S. Dollars	Other Currencies
Sales	842	—
Purchases and other expenses	29,781	65

Total	30,623	65

17. Revenues and expenses

a)	Net revenues

Most of the Company’s sales are made in Spain.

b)	Program and other amortization

The detail of the “Program Amortization and Other Supplies” caption in the six-month period ended June 30, 2003, is as follows:

Thousands of Euros
Broadcasting of in-house productions	71,331
Outside production services	59,540
Program broadcasting rights	53,823
Performances of and contributions by entertainers	4,780
Other supplies	4,366
Re-broadcasting rights	0
Addition to inventories	(73,311)

Total	120,529

The “Addition to Inventories” account reflects the expenses incurred in making programs. In accordance with the Company’s procedures, these expenses are capitalized and subsequently amortized by the method described in Note 3-f.

19

c)	Personnel expenses

The breakdown of the personnel expenses in the six-month period ended June 30, 2003, is as follows:

Thousands of Euros
Wages and salaries	44,741
Social security costs and other employee welfare expenses	9,348
Other personnel expenses	847

Total	54,936

The average number of employees in the six-month period ended June 30, 2003, by category, was as follows:

Professional Category	Number of Employees
Senior management	25
Operations and programs personnel	1,192
Commercial personnel	193
Management personnel	196
Interns	50
Specific-project contracts	339

Total	1,995

d)	Rent and fees

The “Rent and Fees” caption in the accompanying statement of operations for the six-month period ended June 30, 2003, includes most notably the amounts paid to Retevisión, S.A. as fees for the distribution of the audiovisual signal.

e)	Other current operating expenses

The breakdown of the balance of this caption in the statement of operations for the six-month period ended June 30, 2003, is as follows:

Thousands of Euros
Work performed by other companies	6,373
Copyright	9,063
Communications	5,469
Advertising and publicity	2,165
Other expenses	13,866

Total	36,936

f)	Fees and other amounts paid to auditors

The fees for audit services provided to the companies composing the Antena 3 de Televisión, S.A. Group and subsidiaries by the main auditor and by other entities related thereto in the six-month period ended June 30, 2003, amounted to €500,000, all of which related to services provided to Antena 3 de Televisión, S.A.

20

g)	Extraordinary expenses

The detail of this caption in the statement of operations for the six-month period ended June 30, 2003, is as follows:

Thousands of Euros
Short-term provision for contingencies and expenses (Note 3-k)	59,143
Other extraordinary expenses	109,161

Total	168,304

As indicated in Note 7, the “Other Extraordinary Expenses” caption includes an allowance for inventory depreciation of €101,434,000 to adjust the value of the broadcasting rights on in-house and outside production on the basis of the analyses and estimates made.

18. Directors’ compensation and other benefits

The compensation earned in the six-month period ended June 30, 2003, by the former and current directors for salaries and attendance fees amounted to €478,200.

The Company has not granted any loans or advances to its Board members and it does not have any supplementary pension, retirement bonus, special indemnity or life insurance commitments to them.

19. Subsequent events

On July 29, 2003, the Board of Directors adopted the necessary resolutions to execute those adopted by the Special Shareholders’ Meeting on April 28, 2003, in relation to the change in the way in which the shares are represented and other matters relating to the request for the admission to listing of all the shares of Antena 3 de Televisión, S.A. in the Spanish stock exchanges, and their inclusion in the Spanish Unified Computerized Trading System (Continuous Market). The aforementioned Shareholders’ Meeting had expressly empowered the Board to execute these resolutions.

These resolutions of the Special Shareholders’ Meeting and the Board meeting were executed in a public deed dated August 6, 2003, which, after it was registered at the Mercantile Registry, was also filed for registration with the Spanish National Securities Market Commission (CNMV).

The announcement of the change in the way the shares are represented, pursuant to Royal Decree 116/1992, was published on August 11, 2003, thereby initiating a one-month period during which shareholders must hand in their share certificates so that they can be replaced by book entries.

The aforementioned Board meeting of the Company resolved to call a Special Shareholders’ Meeting with the following agenda:

One.- To change the par value of the shares and, consequently, Article 5 of the bylaws.

Two.- To amend Articles 21 and 29 of the bylaws, relating to the minimum capital required to attend the Shareholders’ Meeting and the minimum and maximum number of Board members.

Three.- To amend Articles 3, 7, 8, 10, 14, 17, 20, 23, 24, 25, 26, 27, 30, 31, 31bis, 32, 33, 34, 35, 36, 37 and 38 of the bylaws, including current regulations on the corporate governance of listed companies.

Four.- To approve the revised bylaws, including the aforementioned amendments approved by the Shareholders’ Meeting.

Five.- To set the number of directors. Appointment and ratification of directors.

Six.- To set the directors’ compensation.

21

Seven.- To revoke the current resolution adopted by the Shareholders’ Meeting in relation to the acquisition of treasury stock and to adopt a new resolution in this connection.

Eight.- To approve the regulations of the Shareholders’ Meeting.

Nine.- Report and notification of the regulations of the Board of Directors.

Ten.- To delegate powers to formalize, interpret, rectify and execute the resolutions adopted by the Shareholders’ Meeting.

22

20. Statements of changes in financial position for the period ended June 30, 2003 and for 2002

Following are the statements of changes in financial position for the period ended June 30, 2003 and for 2002:

The breakdown of the funds obtained from operations is as follows:

	Thousands of Euros
	06/30/2003	2002
Loss for the year	(100,641)	(31,293)
Add-
Depreciation and amortization expense	10,302	19,351
Provision to investment valuation allowance and reserve for treasury stock	9,958	31,338
Losses on tangible fixed assets	6	217
Less-
Gains on control portfolio disposals
Gains on tangible fixed asset disposals		(217)
Reversal of investment valuation allowance

Funds obtained from operations	(80,375)	19,396

21. Explanation added for translation to English

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

23

On August 29, 2003, the Board of Directors of Antena 3 de Televisión, S.A. resolved to prepare the financial statements as of June 30, 2003 of Antena 3 de Televisión, S.A. contained in this document, which are signed below by the directors in proof of conformity:

José Manuel Lara Bosch	Maurizio Carlotti

José Creuheras Margenat	José Luis Díaz Fernández

Marco Drago	Gestora de Medios Audiovisuales de Fútbol, S.L. Represented by Eduardo Sanfrutos Gambín

Joan David Grimà Terré	Ramón Mas Sumalla

RTL Group Communications, S.L. Represented by Nicolás Abel Bellet de Travernost	RTL Group, S.A. Represented by Thomas Rabe

Telefónica Media Internacional de Contenidos, S.A. Represented by Pedro Ramón y Cajal Agüeras	Telefónica Medios de Comunicación, S.A. Represented by Pedro Antonio Martín Marín

2

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain. In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS’ REPORT ON INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors of

ANTENA 3 DE TELEVISIÓN, S.A.

1.	We have audited the interim consolidated financial statements of ANTENA 3 DE TELEVISIÓN, S.A. AND SUBSIDIARIES as of June 30, 2003, comprising the consolidated balance sheet as of June 30, 2003, and the related consolidated statement of operations and notes to consolidated financial statements for the six-month period ended June 30, 2003. The preparation of these consolidated financial statements is the responsibility of the Parent Company’s directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2.	For comparison purposes the directors present, in addition to the figures for the six-month period ended June 30, 2003, for each item in the consolidated balance sheet and consolidated statement of operations, the figures for 2002. Our opinion refers only to the interim consolidated financial statements as of June 30, 2003. Our auditors’ report dated February 21, 2003, on the 2002 consolidated financial statements contained an unqualified opinion.

3.	As a result of the resolutions adopted by the Parent Company’s Board of Directors based on its estimates and on the analysis performed of program rights inventories and commitments, as indicated in Note 9, the Company decided to record a provision of €101 million with a charge to the “Extraordinary Expenses” caption in the statement of operations for the six-month period ended June 30, 2003.

4.	UNIPREX, S.A., a Group company indirectly wholly-owned by the Parent Company, entered into an association agreement with the Radio Blanca Group on July 27, 2001. In relation to this contract, in May 2003 arbitration proceedings were initiated by UNIPREX, S.A regarding the interpretation of certain aspects of the content of the contract and by the Radio Blanca Group for breach of contract, the right to request the termination of the contract and the payment by UNIPREX, S.A of the contractually stipulated amounts, in addition to the damage and losses caused (see Note 18-b).

As of the date of this report it was not possible to objectively evaluate the possible impact on the interim consolidated financial statements referred to above of the final outcome of the arbitration proceedings, for which the Group, based on the opinions of its legal advisers, did not record any provision on the liability side of its consolidated balance sheet as of June 30, 2003.

5.	In our opinion, except for the effects of any adjustment that might be required if the final outcome of the uncertainty described in paragraph 4 above were known, the interim consolidated financial statements referred to above present, in all material respects, a true and fair view of the net worth and financial position of ANTENA 3 DE TELEVISIÓN, S.A. AND SUBSIDIARIES as of June 30, 2003, and of the results of their operations in the six-month period then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

DELOITTE & TOUCHE ESPAÑA, S.L.

Registered in ROAC under no. S0692

Manuel Terme

August 30, 2003

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

ANTENA 3 DE TELEVISIÓN, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2003, AND DECEMBER 31, 2002.

(Thousands of Euros)

	junio 30, 2003	2002
ASSETS
DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	102	—
FIXED AND OTHER NONCURRENT ASSETS:
Start-up expenses (Note 4-c)	20.150	21.678
Intangible assets (Note 6)	16.642	15.323
Tangible fixed assets (Note 7)	129.196	137.412
Land and structures	64.505	64.226
Plant	153.251	149.280
Other tangible fixed assets	49.354	50.609
Accumulated depreciation	(137.914)	(126.703)
Long-term investments (Note 8)	8.093	21.448
Parent Company shares (Note 12)	2.933	2.933
Taxes receivable (Note 17)	24.923	7.183

Total fixed and other noncurrent assets	201.937	205.976

CONSOLIDATION GOODWILL (Note 5)	143.298	144.743

DEFERRED CHARGES	1.668	1.847

CURRENT ASSETS:
Inventories (Note 9)-	198.656	304.950
Program rights	138.034	246.083
Consumables and other inventories	10.954	11.425
Advances to suppliers	49.668	47.442
Accounts receivable-	258.741	221.158
Trade receivables (Note 10)	198.255	185.956
Receivable from Group and associated companies (Note 11)	11.054	14.160
Taxes receivable (Note 17)	62.228	30.100
Sundry accounts receivable	10.061	11.575
Allowance for bad debts	(22.857)	(20.633)
Short-term investments	23.276	28.220
Cash	13.332	7.471
Accrual accounts	3.242	3.535

Total current assets	497.247	565.334

TOTAL ASSETS	844.252	917.900

	junio 30, 2003	2002
SHAREHOLDERS’ EQUITY AND LIABILITIES
SHAREHOLDERS’ EQUITY (Note 12):
Capital stock	166.668	166.668
Legal reserve	33.334	33.334
Other reserves	245.733	277.026
Reserve for treasury stock	2.933	2.933
Reserves at consolidated companies	540	(775)
Retained earnings	9.366	9.366
Translation differences	(2.258)	(669)
Loss attributable to the Parent Company	(98.542)	(30.037)
Consolidated loss	(98.848)	(29.907)
Loss attributed to minority interests	306	(130)

Total shareholders’ equity	357.774	457.846

MINORITY INTERESTS (Note 13)	1.288	1.989

PROVISIONS FOR CONTINGENCIES AND EXPENSES	3.639	18

LONG-TERM DEBT:
Payable to credit institutions (Note 14)	112.760	128.721
Other payables	3.387	744
Payable to Group companies (Note 11)	—	3.999
Capital payments payable (Note 8)	—	120

Total long-term debt	116.147	133.583

CURRENT LIABILITIES:
Payable to credit institutions (Note 14)	34.448	21.724
Trade accounts payable (Note 15)	159.411	168.106
Payable to Group and associated companies (Note 11)	4.442	45.769
Customer advances	2.530	2.090
Taxes payable (Note 17)	13.778	12.304
Other nontrade payables	35.526	10.285
Other provisions (Note 16)	114.255	63.469
Accrual accounts	1.014	717

Total current liabilities	365.404	324.464

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	844.252	917.900

The accompanying Notes 1 to 23 are an integral part of the balance sheet as of June 30, 2003.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy the Spanish-language version prevails.

ANTENA 3 DE TELEVISIÓN, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2003, AND THE YEAR ENDED DECEMBER 31, 2002

(Thousands of Euros)

DEBIT	Six Month Period Ended june 30, 2003	2002
EXPENSES:
Program amortization and other supplies (Note 20)	137.909	308.627
Personnel expenses (Note 20)	76.632	141.123
Depreciation and amortization expense	15.213	28.131
Variation in operating allowances	1.304	6.050
Rent and fees (Note 20)	20.872	40.335
Other current operating expenses (Note 20)	57.924	130.291
Taxes other than income tax	342	1.263

	310.196	655.820

Operating income	31.639	14.832

Financial and similar expenses	3.666	7.449
Exchange losses	366	29

	4.032	7.478

Losses of companies accounted for by the equity method	232	—
Amortization of goodwill	6.306	14.568

Income from ordinary activities	22.146	—

Losses on intangible assets and tangible fixed assets	479	1.628
Variation in investment valuation allowances (Note 8)	464	1.650
Prior years’ extraordinary expenses and losses	174.790	45.041

	175.733	48.319

Consolidated income before taxes	—	—

Corporate income tax (Note 17)	-48.809	-15.590

Consolidated income for the year	—	—

Income attributed to minority interests	0	130

Income for the year attributed to the Parent Company	—	—

CREDIT	Six Month Period Ended june 30, 2003	2002
REVENUES:
Net revenues (Note 20)-
Sales	357.531	697.890
Sales discounts	-34.450	-61.202

	323.081	636.688

Other revenues	18.754	33.964

	341.835	670.652

Interest and similar revenues	487	2.176
Exchange gains	583	1.137

	1.070	3.313

Financial loss	2.962	4.165

Share in income of companies accounted for by the equity method	7	—

Loss on ordinary activities	—	3.901

Gains on intangible assets and tangible fixed assets	1.071	247
Extraordinary revenues	4.859	6.476

	5.930	6.723

Extraordinary loss	169.803	41.596

Consolidated loss before taxes	147.657	45.497

Consolidated loss for the year	98.848	29.907

Loss attributed to minority interests	306	—

Loss for the year attributed to the Parent Company	98.542	30.037

The accompanying Notes 1 to 23 are an integral part of the consolidated statement of operations as of June 30, 2003.

2

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

Antena 3 de Televisión, S.A. and

Subsidiaries

Notes to Consolidated Financial Statements

for the period ended June 30, 2003

1. Description of the companies

Antena 3 de Televisión, S.A., the Group’s Parent Company, was incorporated on June 7, 1988, and its then sole corporate purpose was the indirect management of a television service.

For this purpose, it submitted its bid in response to the call for tenders made in accordance with Article 8 of Private Television Law 10/1988 and was awarded a concession for the indirect management of the television service, pursuant to a resolution of the Spanish Council of Ministers of August 25, 1989, for a period of ten years, which ended on April 3, 2000.

On May 7, 1996, the Shareholders’ Meeting resolved to change and extend the Company’s corporate purpose, as permitted by Satellite Telecommunications Law 37/1995.

On March 10, 2000, the Council of Ministers adopted a resolution for the renewal of the concession for the indirect management of the television service for a period of ten years from April 3, 2000. The terms of this renewal were the same as for the former concession, with the added obligation of commencing digital broadcasting on April 3, 2002. The Company made all the necessary investments to enable it to begin broadcasting on that date the Antena 3 de Televisión, S.A. signal pursuant to Royal Decree 2169/1998 which approved the Spanish Technical Plan for Terrestrial Digital Television.

The other Group companies mainly carry on business activities relating to the production, copying and broadcasting of sounds and images, and TV and Internet home shopping (see Note 2).

In view of the business activities carried on by the companies, they do not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to the net worth, financial position and results of operations of the corporate Group. Accordingly, these notes to consolidated financial statements do not contain any specific disclosures relating to environmental issues.

The Parent Company’s Shareholders’ Meeting and Board of Directors’ meeting, on April 28, 2003 and July 29, 2003, respectively, resolved to request the admission to listing of all the shares of Antena 3 de Televisión, S.A. on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, and their inclusion in the Spanish Unified Computerized Trading System (Continuous Market).

2. Subsidiaries

The consolidated subsidiaries are as follows:

Corporate Name	Location	Year of Incorporation	Line of Business	Owner Company	%
Fully consolidated

Publicidad 3, S.A.	Madrid	1982	Advertising	Antena 3 de Televisión, S.A.	100

Uniprex Onda Cero, S.A.	Madrid	1967	Radio broadcasting services	Publicidad 3, S.A.	100

Antena de Radiodifusión, S.A.	Madrid	1994	Radio broadcasting services	Publicidad 3, S.A.	100

Antena 3 Editorial, S.A.	Madrid	1990	Management of rights	Antena 3 de Televisión, S.A.	100

Antena 3 Perú, S.A.	Lima (Peru)	1995	Television	Antena 3 de Televisión, S.A.	100

Guadiana Producciones, S.A.	Madrid	1994	Audiovisual productions	Antena 3 de Televisión, S.A.	100

Antena 3 Temática, S.A.	Madrid	1998	Audiovisual productions	Antena 3 de Televisión, S.A.	100

Antena 3 Producciones, S.A.	Lima (Peru)	1998	Audiovisual productions	Antena 3 de Televisión, S.A.	100

Nova Televisió, S.A.	Mallorca	1991	Audiovisual productions	Antena 3 de Televisión, S.A.	51

Movierecord Cine, S.A.	Madrid	1966	Advertising in cinemas	Antena 3 de Televisión, S.A.	100

Antena 3 Castilla-León, S.A.	Valladolid	1993	Audiovisual productions	Antena 3 de Televisión, S.A.	60

Megatrix, S.A.	Madrid	2000	Audiovisual productions	Antena 3 de Televisión, S.A.	100

Ensueño Films, S.L.	Madrid	2000	Audiovisual productions	Antena 3 de Televisión, S.A.	100

Inversiones Valores Inmuebles, S.L	Barcelona	1987	Portfolio company	Antena 3 de Televisión, S.A.	92

Antena 3 Directo, S.A.	Madrid	1994	TV home shopping	Antena 3 de Televisión, S.A.	100

Compunet Servicios Telemáticos, S.A.	Madrid	1976	Internet	Inversiones Valores Inmuebles, S.L.	95

Trading Team, S.L.	Lisbon	1997	TV home shopping	Antena 3 Directo, S.A.	80

A3D Chile Holdings, S.A.	Santiago de Chile	2001	Portfolio company	Antena 3 Directo, S.A.	100

A3D Chile, S.A.	Santiago de Chile	2001	TV home shopping	A3D Chile Holdings, S.A.	70

Radio Tormes, S.A.	Salamanca	1989	Radio broadcasting services	Uniprex Onda Cero, S.A.	100

Compañía Tres Mil Ochocientos, S.L.	La Coruña	1989	Radio broadcasting services	Uniprex Onda Cero, S.A.	100

Radio Alamedilla, S.A.	Salamanca	1989	Radio broadcasting services	Uniprex Onda Cero, S.A.	100

Estaciones Radiofónicas de Aragón, S.A.	Zaragoza	1972	Radio broadcasting services	Uniprex Onda Cero, S.A.	100

Grupo Universal de Emisoras de Radio Amanecer, S.A.	Madrid	1989	Radio broadcasting services	Uniprex Onda Cero, S.A.	100

Ipar Onda, S.A.	San Sebastián	1988	Radio broadcasting services	Uniprex Onda Cero, S.A.	100

La Veu de Lleida, S.L.	Lleida	1991	Radio broadcasting services	Uniprex Onda Cero, S.A.	100

Ondadit,S.L.	Madrid	1994	Radio broadcasting services	Uniprex Onda Cero, S.A.	100

Radio Sistemas Radiofónicos Cinco, S.L.	Madrid	1989	Radio broadcasting services	Uniprex Onda Cero, S.A.	100

Radio Noticias 90, S.A.	Las Palmas	1989	Radio broadcasting services	Uniprex Onda Cero, S.A.	100

Onda Cero, S.A.	Coslada	1989	Radio broadcasting services	Uniprex Onda Cero, S.A.	100

Canal Media Radio, S.A.	Madrid	1997	Radio broadcasting services	Uniprex Onda Cero, S.A.	100

Canal Media Radio Galicia, S.L.	La Coruña	1997	Radio broadcasting services	Uniprex Onda Cero, S.A.	100
Accounted for by the equity method

Corporación Radiofónica de Información y Deporte, S.L.	Madrid	2001	Radio broadcasting services	Uniprex Onda Cero, S.A.	50

Canal Factoría de Ficción, S.A.	Madrid	2000	Production of fiction programs	Antena 3 de Televisión, S.A.	40

Onda Cero Ramblas S.L.	Barcelona	1989	Radio broadcasting services	Uniprex Onda Cero, S.A.	40

2

Holdings in certain other companies were not consolidated in the six-month period ended June 30, 2003 either because they are not jointly managed and influence is not exercised over them or, although jointly managed, their operations in the six-month period ended June 30, 2003 were not material. The effect of the exclusion from consolidation of these holdings on the consolidated financial statements as of June 30, 2003 was not material.

The main holdings not included in the scope of consolidation are as follows:

Corporate Name	Location	Line of Business	Owner Company	%
Group companies-
Licencias e Imagen, S.A. (a)	Madrid	Merchandising	Antena 3 de Televisión, S.A.	100
Corporación Radiofónica Castilla León, S.A.(a)	Valladolid	Radio station	Uniprex, S.A.	50
Digimedia, S.A.(a)	Madrid	Sale of audiovisual technology	Antena 3 Interactiva, S.A.	100
Arbatax Emisiones Audiovisuales,S.A.(a)	Madrid	Audiovisual productions	Antena 3 Temática,S.A.	100
Antena 3 Iniciativas Comerciales, S.A.(a)	Madrid	TV sales management	Antena 3 de Televisión, S.A.	100
Antena 3 Interactiva, S.A.(a)	Madrid	Internet	Antena 3 de Televisión, S.A.	100
Battres Comunicación Alternativa, S.A.(a)	Valencia	Organization and management of events	Antena 3 de televisión,S.A.	100
Antena 3 International, Inc.	Miami (USA)	Portfolio company	Antena 3 de Televisión, S.A.	100
Corporación Radiofónica Castilla La Mancha, S.A.(a)	Toledo	Radio broadcasting services	Uniprex, S.A.	50
Corporación Radiofónica Región de Murcia, S.A.(a)	Murcia	Radio broadcasting services	Uniprex, S.A.	50
Other holdings-
Media Park, S.A.	Barcelona	Theme park	Antena 3 de Televisión, S.A.	0.94
T.V.I. Televisáo Independiente, S.A.	Lisbon	Television	Antena 3 de Televisión, S.A.	0.001
Canal Satélite Digital, S.L.	Madrid	Digital television	Antena 3 de Televisión, S.A.	2.25

(a)	Companies in the process of being liquidated or dissolved. Recorded at their net realizable value.

3. Basis of presentation of the consolidated financial statements

a)	True and fair view

The consolidated financial statements as of June 30, 2003, which were prepared from the accounting records of Antena 3 de Televisión, S.A. and its consolidated subsidiaries (listed in Note 2), are presented in accordance with Royal Decree 1815/1991 approving the regulations for the preparation of consolidated financial statements and, accordingly, give a true and fair view of the Group’s net worth, financial position and results of operations at that date.

b)	Comparative information

The accompanying consolidated statement of operations for the six-month period ended June 30, 2003 reflects the transactions carried out between January 1, 2003 and June 30, 2003. Accordingly, it is not comparable with the 2002 consolidated statement of operations, which relates to a full year.

c)	Consolidation principles

The companies over which Antena 3 de Televisión, S.A. exercises effective control by virtue of ownership of a majority of the voting rights in their representation and decision-making bodies were fully consolidated; where appropriate, the companies in which there is significant influence but not ownership of a majority of the voting rights or joint management with third parties are accounted for by the equity method (see Notes 2 and 8).

All material accounts and transactions between the fully consolidated companies were eliminated in consolidation.

The equity of third parties in the capital stock, reserves and results of the fully consolidated companies is presented under the “Minority Interests” caption in the accompanying consolidated balance sheet (see Note 13).

3

The consolidated financial statements do not include the tax effect of transferring the reserves of the consolidated subsidiaries to the Parent Company’s accounts, since it is considered that no reserves not taxed at source will be transferred and that these reserves will be used as self-financing resources by the respective consolidated subsidiaries.

4. Valuation standards

The main valuation methods applied by the Group in preparing its consolidated financial statements as of June 30, 2002 were as follows:

a)	Consolidation goodwill

The consolidated financial statements as of June 30, 2003 include consolidation goodwill, net of the related accumulated amortization, arising as a result of the positive consolidation difference between the amounts paid for the acquisition of the shares of fully consolidated subsidiaries and their underlying book value.

The goodwill is amortized over the periods in which it is considered that it will contribute to the obtainment of income by the Group.

The detail of the amounts originally recorded under the “Consolidation Goodwill” caption is as follows:

Company	Year Acquired	Initial Goodwill (Thousands of Euros)	Percentage Acquired	Amortization Period (Years)
Antena 3 Directo, S.A.	1999	600	40	5
Movierecord, S.A.	1999	15,399	100	5
Tradingteam, S.L.	2001	753	80	4
A3D Chile, S.A.	2001	653	70	5
Uniprex Onda Cero, S.A.	2002	137,077	100	20
Antena de Radiodifusión, S.A.	2002	9,545	100	20
Radio Tormes, S.A.	1998	698	100	10
Radio Alamedilla, S.A.	1998	173	100	10
Ipar Onda, S.A.	1995	1,834	100	10
Canal Media Radio, S.A.	2002	3,158	100	10
Canal Media Radio Galicia, S.L.	2002	2,047	100	10
Onda Cero Ramblas, S.L.	2001	1,864	40	10

As a result of an analysis performed by Company management regarding certain companies’ ability to contribute to Group income, in the six-month period ended June 30, 2003 accelerated amortization totaling €2,708,000 was taken on goodwill relating to Trading Team, S.A., Antena 3 Directo Chile, S.A., Canal Media Radio, S.A. and Canal Media Radio Galicia, and this amount is recorded under the “Extraordinary Expenses” caption in the consolidated statement of operations (see Note 5).

At the end of each year or period the directors assess the investees’ business plans, revising them if necessary and estimating the value of these holdings and the recoverability of goodwill.

b)	Translation methods (year-end exchange rate method)

The financial statements of the subsidiaries abroad were translated to euros at the exchange rates ruling at period-end, except for:

1. Capital stock and reserves, which were translated at historical exchange rates.

2. Income-statement items, which were translated at the average exchange rates for the period.

4

The exchange differences arising from application of these methods are included under the “Shareholders’ Equity - Translation Differences” caption in the accompanying consolidated balance sheet (see Note 12).

c)	Start-up expenses

Start-up expenses, which relate mainly to capital increase and preoperating expenses, are recorded at cost. These expenses are amortized on a straight-line basis over five years. The charge to the “Depreciation and Amortization Expense” account as of June 30, 2003 in this connection amounted to €1,760,000.

This caption also includes the amount paid under the agreement with the Radio Blanca Group for the creation of a new radio network in 2002. The Parent Company cooperates in the management of this network by contributing technical resources, bearing certain expenses and managing the commercial areas in exchange for a percentage of the advertising revenues.

d)	Intangible assets

Concessions, patents and trademarks

This account includes mainly the cost assigned to the radio broadcasting administrative concessions acquired from the Rueda de Emisoras Rato corporate group by Uniprex, S.A. and the cost of the other concessions this company has been acquiring since 1990. This cost is being amortized on a straight-line basis over ten years.

Other intangible assets

The remainder of the balance of this caption in the accompanying consolidated balance sheet includes basically the costs incurred in the acquisition or production of computer software when it will foreseeably be used for several years. Most of these assets are amortized on a straight-line basis over a maximum period of five years. In the event of software obsolescence, the related allowances for decline in value are recorded or the asset is definitively retired.

5

e)	Tangible fixed assets

Tangible fixed assets are carried at cost.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The Group depreciates its tangible fixed assets by the straight-line method at annual rates based on the following years of estimated useful life:

Years of Estimated Useful Life
Structures	33
Plant and machinery	10 and 12.5
Other fixtures and tools	5, 8, 10 and 12.5
Furniture	10
Computer hardware	5 to 10
Transport equipment and other tangible fixed assets	6 and 10

f)	Long-term investments

The investment securities included under the “Long-Term Investments” caption on the asset side of the accompanying consolidated balance sheet as of June 30, 2003, are carried at cost.

Antena 3 de Televisión, S.A. and its subsidiaries record the appropriate investment valuation allowances if cost is higher than market value. Market value is taken to be the underlying book value of the holdings. The long-term investment valuation provision charged to the consolidated statement of operations for the six-month period ended June 30, 2003 amounted to €464,000, and this amount was recorded in the “Variation in Investment Valuation Allowances” account in the consolidated statement of operations for that period.

These investments were made mainly by Antena 3 de Televisión, S.A., which, as indicated in Note 2, does not include all its investees in the scope of consolidation. The increases or decreases in value of the holdings in nonconsolidated investees that would arise from application of consolidation principles would not be material.

g)	Parent Company shares

The Parent Company shares acquired without a capital reduction resolution having been adopted by the Parent Company’s Shareholders’ Meeting are valued at acquisition cost, net, where appropriate, of the allowances required to adjust this value to the underlying book value of the shares.

Also, in accordance with Article 79 of the revised Corporations Law, the Group has recorded a restricted reserve for an amount equal to the acquisition cost of Parent Company shares. This reserve is included under the “Shareholders’ Equity” caption in the accompanying consolidated balance sheet.

6

h)	Inventories

Program rights

Rights and program inventories are valued, based on their nature, as follows:

1.	Inventoriable in-house productions (programs produced to be rerun, such as series) are recorded at acquisition and/or production cost, which include both external costs billed by third parties for program production and for the acquisition of resources, and internal production costs, which are calculated by applying preset internal rates on the basis of the time during which operating resources are used in production. The costs incurred in producing the programs are recorded on the basis of their nature under the appropriate captions in the consolidated statement of operations and are included under the “Program Rights” caption in the balance sheet with a credit to the “Inclusion in Inventories” account under the “Program Amortization and Other Supplies” caption in the accompanying consolidated statement of operations.

Amortization of these programs is recorded under the “Program Amortization and Other Supplies” caption in the consolidated statement of operations on the basis of the number of showings.

The directors have taken into account the analysis carried out by the new management team of the characteristics of the past broadcasts of the Company’s series, of the estimates which they make of the value of each showing and of the most probable configuration of the programming grid. Based on this analysis, and in line with the practice of certain European operators in the industry, the estimated value assigned to the first and second showings of the episodes of the series will be 90% and 10% respectively, from 2003. Also, at the proposal of the new management team, the Company will take three years to be the maximum period for amortization of the new series, after which the unamortized amount will be written off.

Given their special nature, the series which are broadcast daily are amortized in full when the first showing of each episode is broadcast.

2.	Non-inventoriable in-house productions (programs produced to be shown only once) are valued by the same methods and procedures as those used to value inventoriable in-house productions. Programs produced and not shown are recorded at year-end under the “Program Rights-In-House Production and Production in Process” caption in the consolidated balance sheet. The cost of these programs is recorded under the “Program Amortization and Other Supplies” caption in the consolidated statement of operations at the time of the first showing.

3.	Rights on outside productions (films, series and other similar productions) are recorded at acquisition cost. These rights are deemed to be acquired when the term of the right commences for the Group. Payments to outside production distributors made prior to commencement of the term of the right are recorded under the “Advances to Suppliers” caption in the consolidated balance sheet. The amortization of the rights is recorded in the consolidated statement of operations under the “Program Amortization and Other Supplies” caption on the basis of the number of showings, in accordance with the following percentages, which are set on the basis of the number of showings contracted:

	Number of Showings Contracted
FILMS	1	2	3 or more
1st showing	100%	50%	50%
2nd showing	—	50%	30%
3rd showing	—	—	20%

	Number of Showings Contracted
SERIES	1	2 or more
1st showing	100%	50%
2nd showing	—	50%

4.	Rebroadcasting rights are recorded at cost. The cost of these rights is recorded as an expense under the “Program and Other Amortization” caption in the statement of operations at the time of broadcast of the event on which the rights were acquired.

5.	The Group’s thematic television channels include rights acquired from third parties and programs produced for showing or sale and are valued at acquisition cost and production cost, respectively.

7

These channels and rights are amortized as follows:

a.	In-house productions: 50% when the first showing is broadcast. Subsequent showings of the programs take place over a period of approximately three months and 40% of the cost is allocated to the consolidated statement of operations after the end of the third month from the date of the first showing. The effect on the consolidated statement of operations for the year with respect to the first straight-line allocation of the cost in the aforementioned three-month period is not material. The residual value remains in inventories for the following four years. After the fourth year the unamortized cost is written off.

b.	In-house documentary productions: 90% when the first showing is broadcast. The residual value remains in inventories for the following four years. After the fourth year the unamortized cost is written off.

c.	Documentaries acquired from third parties: Amortization is recorded on the basis of the number of showings contracted.

Consumables and other

Dubbings, sound tracks, titles and tunes of outside productions are recorded at acquisition or production cost. The amortization of rights is recorded under the “Program Amortization and Other Supplies” caption in the consolidated statement of operations at the time of the showing, by the same method as that used for outside productions.

Other inventories are recorded at acquisition cost and are allocated to income by the effective or actual amortization method over the production.

Allowances

The Group records provisions to allowances to reduce the unamortized portion of the value of in-house productions and of the rights on outside productions which it considers will not be shown. When the rights expire, the allowances recorded are used to write off the cost of the rights.

The Group records the appropriate allowances for the decline in value of the rest of its inventories to reduce them to realizable value.

Classification of programs

Program inventories are classified as current assets in accordance with the Spanish National Chart of Accounts and standard practice in the industry in which the Group operates. However, programs are used over several years (see Note 9).

i)	Short-term investments

This caption includes short-term investments (mainly in fixed-income securities). The Group records these short-term investments for the amount effectively paid and for the unmatured accrued interest at year-end earned on these acquisitions. As of June 30, 2003, the Group had short-term deposits amounting to €17,318,435.

This caption also includes equity interests held by Antena 3 de Televisión, S.A. and Uniprex, S.A. which they intend to realize or settle at short term, which as of June 30, 2003, were recorded at their estimated net asset value taking into account the risk of Antena 3 Televisión S.A. and Uniprex, S.A.’s investment in these companies. The data on the net worth position of these investees used in the valuation as of June 30, 2003 were obtained from the respective companies’ unaudited financial statements as of June 30, 2003. The companies in this situation as of June 30, 2003 are: Todotoys Internet, S.L., Battres Comunicación Alternativa, S.A.U., Antena 3 Interactiva, S.A.U., Antena 3 Iniciativas Comerciales, S.A.U., Licencias e Imagen, S.A.U., Digimedia, S.A., Corporación Radiofónica Castilla y León, S.A., Corporación Radiofónica Castilla La Mancha, S.A., Corporación Radiofónica Región de Murcia, S.A.

8

j)	Exchange differences

Assets and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and the receivables and payables are adjusted at year-end to the exchange rates then prevailing, unless hedges have been arranged, in which case they are valued at the hedged exchange rate.

The positive net differences arising on adjustment of foreign currency accounts receivable and payable to year-end exchange rates are recorded under the “Deferred Revenues” caption on the liability side of the accompanying consolidated balance sheet, unless exchange losses have been charged to income in prior years, in which case the positive differences are credited to period income up to the limit of the net negative differences charged to income in prior years. Negative differences are charged to income. The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are repaid early, or as negative exchange differences for the same or a higher amount are recognized.

k)	Corporate income tax

The expense for corporate income tax of each year is calculated on the basis of the book income before taxes of each Group company, increased or decreased, as appropriate, by the permanent differences from taxable income. Tax relief and tax credits are recorded as a reduction of the corporate income tax expense for the year. The Group records on the asset and liability sides of the consolidated balance sheet the timing differences giving rise to prepaid and deferred taxes in the individual tax returns of the consolidated companies (see Note 17).

In 2001 the Group started to be taxed on a consolidated basis. Antena 3 de Televisión, S.A. is the Parent Company of this consolidated tax group (see Note 17).

l)	Recognition of revenues and expenses

General method

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the consolidated companies only record realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

Advertising revenues

The consolidated companies, mainly the Parent Company, obtain basically advertising revenues, which are recognized in the consolidated statement of operations when the advertising spot is broadcast.

TV home shopping revenues

These revenues are recorded in the consolidated statement of operations at the time when title to the goods sold is transferred.

Thematic television channel revenues

Two types of revenues are currently obtained from thematic television channels:

1.

Revenues from subscribers to the thematic channel signal are recorded each month in the consolidated statement of operations based on the contractual agreements established with the signal distribution platforms if there is an established minimum number of subscribers. If a minimum number of subscribers is not established or the number of subscribers is above the established minimum, revenues are

9

estimated based on projected business plans. Every month the signal distribution platforms report on the billable number of subscribers and the Group adjusts its revenue estimate, although the adjustment is never material with respect to the final amount to be billed.

2.	Revenues from advertising on the thematic television channel are recorded in the consolidated statement of operations when the advertising spot is broadcast.

Sale of in-house production and other audiovisual rights

The Group records these sales as period revenues when the broadcasting rights for the in-house production or the audiovisual rights are sold. The advances received on sales of broadcasting rights are not taken to income until the rights are transferred.

m)	Provisions for contingencies and expenses

The Group records under the “Current Liabilities—Other Provisions” caption in the accompanying consolidated balance sheet the estimated amount required for probable or certain third-party liability arising from guarantees provided by the company, litigation, outstanding indemnity payments or obligations of undetermined amount, and for the amount of estimated possible losses. These provisions are recorded when the liability, obligation or decision giving rise to the indemnity, payment or loss arises.

n)	Severance costs

Under current labor regulations, the consolidated companies are required to pay severance to employees terminated under certain conditions. The consolidated companies’ directors have estimated the cost of the restructuring which will be carried out in the coming months and have recorded this amount under the “Other Provisions” caption on the liability side of the consolidated balance sheet as of June 30, 2003.

5. Consolidation goodwill

The transactions recorded in the six-month period ended June 30, 2003, under this caption are summarized as follows:

	In Thousands of Euros
Company	Balance at 12/31/02	Additions	Amortization	Other	Balance at 06/30/03
Antena 3 Directo, S.A.	120		(60)		60
Movierecord, S.A.	4,620		(1,540)		3,080
A3D Chile S.A.	523		(522)		1
Tradingteam, S.L.	188		(376)	188	0
Antena de Radiodifusión, S.A.	9,068		(239)		8,829
Uniprex Onda Cero, S.A.	130,224		(3,427)	0	126,797
Radio Tormes, S.A. (a)		386	(35)		351
Radio Alamedilla, S.A. (a)		95	(9)		86
Ipar Onda, S.A. (a)		443	(92)		351
Canal Media Radio, S.A. (a)		3,079	(1,022)		2,057
Canal Media Radio Galicia, S.L. (a)		1,996	(1,599)		397
Onda Cero Ramblas, S.L. (a)		1,382	(93)		1,289

Total	144,743	7,381	(9,014)	188	143,298

(a)	Companies included in the scope of consolidation

10

6. Intangible assets

The transactions recorded in the six-month period ended June 30, 2003 in intangible asset accounts and the related accumulated amortization are summarized as follows:

	Thousands of Euros
	Balance at 12/31/02	Inclusion in Consolidation	Additions or Provisions	Retirements or Reductions	Transfers	Balance at 06/30/03
Cost:
Patents and trademarks	31,147	70	1,224	—	65	32,506
Intellectual property	2,210	39	437	—	(1,938)	748
Computer software	25,245	4	1,058	(141)	780	26,946
Rights on leased assets	1,151	—	388	(361)	(109)	1,069
Intangible assets in progress	—	—	599	—	1,763	2,362

	59,753	113	3,706	(502)	561	63,631

Accumulated amortization:
Patents and trademarks	(29,932)	(70)	(186)	—	31	(30,157)
Intellectual property	(212)	(22)	(6)	—	(36)	(276)
Computer software	(13,245)	(3)	(2,068)	21	(145)	(15,440)
Rights on leased assets	(1,041)	—	(3)	347	37	(660)

	(44,430)	(95)	(2,263)	368	(113)	(46,533)

Allowance	—	—	(456)	—	—	(456)

Total	15,323					16,642

The cost or production value and accumulated amortization of the fully amortized intangible assets as of June 30, 2003, amounted to approximately €31,969,462.

7. Tangible fixed assets

The transactions recorded in the six-month period ended June 30, 2003, in tangible fixed asset accounts and the related accumulated depreciation are summarized as follows:

	Thousands of Euros
	Balance at 12/31/02	Inclusion in Consolidation	Additions or Provisions	Retirements or Reductions	Transfers	Balance at 06/30/03
Cost:
Land and structures	64,226	165	230	(407)	291	64,505
Plant and machinery	101,247	471	1,786	(46)	5,159	108,617
Other fixtures and tools	48,033	—	1,356	(996)	(3,759)	44,634
Furniture	15,587	58	489	(76)	(548)	15,510
Computer hardware	28,026	16	773	(44)	110	28,881
Transport equipment and other tangible fixed assets	5,572	131	92	(93)	(960)	4,742
Construction in progress	1,424	—	51	(400)	(854)	221

	264,115	841	4,777	(2,062)	(561)	267,110

Accumulated depreciation:
Land and structures	(13,000)	(99)	(934)	73	(54)	(14,014)
Plant and machinery	(61,311)	(161)	(5,382)	26	(243)	(67,071)
Other fixtures and tools	(23,407)	—	(1,451)	65	(977)	(25,770)
Furniture	(9,599)	(49)	(592)	21	296	(9,923)
Computer hardware	(14,725)	(16)	(2,632)	15	(109)	(17,467)
Transport equipment and other tangible fixed assets	(4,661)	(94)	(199)	85	1,200	(3,669)
	(126,703)	(419)	(11,190)	285	113	(137,914)

Total	137,412					129,196

11

As of June 30, 2003, the cost and accumulated depreciation of the fully depreciated tangible fixed assets being used by the Group amounted to €44,356,596.

The Group takes out insurance policies to sufficiently cover the possible risks to which its tangible fixed assets are subject.

12

8. Long-term investments

The transactions recorded in the six-month period ended June 30, 2003 in “Long-Term Investments” accounts are summarized as follows:

	Thousands of Euros
	Balance at 12/31/02	Additions	Additions or Provisions	Retirements or Reductions	Transfers	Balance at 06/30/03
Investments in companies accounted for by the equity method-
Onda Cero Ramblas, S.L. (b)	0	(2,104)	601		2,104	601
Canal Factoría de Ficción, S.A. (b)	0	(240)	219		240	219
Corporación Radiofónica Información y Deporte, S.L. (b)	0	(142)		(4)	142	(4)

	0	(2,486)	820	(4)	2,486	816

Investments in Group companies-
Radio Tormes, S.A. (b)	775	(775)				0
Compañía Tres Mil Ochocientos, S.L. (b)	186	(186)				0
Radio Alamedilla, S.A. (b)	240	(240)				0
Estaciones Radiofonicas de Aragón, S.A. (b)	1,038	(1,038)				0
Ipar Onda, S.A. (b)	2,383	(2,383)				0
La Veu de Lleida, S.L. (b)	6	(6)				0
Ondadit, S.L. (b)	3	(3)				0
Radio Sistemas Radiofónicos Cinco. S.L. (b)	109	(109)				0
Radio Noticias 90, S.A. (b)	601	(601)				0
Onda Cero, S.A. (b)	274	(274)				0
Corporación Radiofónica Castilla León, S.A. (a)	30				(30)	0
Corporación Radiofónica Castilla la Mancha, S.A. (a)	30				(30)	0
Corporación Radiofónica Región de Murcia, S.A. (a)	0		30		(30)	0
Corporación Radiofónica Información y Deporte, S.L.	142				(142)	0
Canal Media Radio, S.A. (b)	3,521	(3,521)				0
Canal Media Radio Galicia, S.A. (b)	1,999	(1,999)				0
Antena 3 International, Inc.	1,676					1,676

	13,013	(11,135)	30	0	(232)	1,676

Investments in associated companies-
Onda Cero Ramblas, S.L. (b)	2,104				(2,104)	0
Superdeporte ATZ, S.A.	30			(30)		0
Canal Factoría de Ficción, S.A.	240				(240)	0

	2,374	0	0	(30)	(2,344)	0

Other investments-
Media Park, S.A.	1,142					1,142
TVI Televisâo Independiente, S.A.	2,016					2,016
Canal Satélite Digital, S.L.	11,145					11,145

Total other investments	14,303	0	0	0	0	14,303

Long-term guarantees and deposits	632	0	209	(2)	(77)	762
Long-term loans	2,820	707	12	0		3,539
Investment valuation allowance	(11,694)	(90)	(511)	47	(755)	(13,003)

Total	21,448	(13,004)	560	11	(922)	8,093

(a)	These companies are presently being dissolved and, accordingly, their cost and the related allowance have been reclassified to the “Short-Term Investments” caption.
(b)	These companies were included in the scope of consolidation in the six-month period ended June 30, 2003.

13

The net provision to the long-term investment valuation allowance charged to the consolidated statement of operations in the six-month period ended June 30, 2003, amounted to €464,000, and this amount was recorded under the “Variation in Investment Valuation Allowances” caption in the accompanying consolidated statement of operations.

The investees and information thereon for the six-month period ended June 30, 2003, are as follows:

	Thousands of Euros
Company	% of Ownership	Capital and Additional Paid-in Capital	Reserves	Income (Loss) for the Year
Media Park, S.A.	0.94%	45,245	(676)	1,355
T.V.I. Televisáo Independiente, S.A. (a)	0.001%	65,810	(a )	(a	)
Canal Satélite Digital, S.L. (b)	2.25%	285,885	(83,420)	(10,106)

(a)	Information not available
(b)	Data as of December 31, 2002

The data on the net worth position of the Group companies and investees were obtained from the unaudited financial statements as of June 30, 2003.

None of the Group’s investees is listed on Spanish or foreign stock exchanges.

9. Inventories

The detail of the balance of this caption in the consolidated balance sheet as of June 30, 2003, is as follows:

Thousands of Euros
Program rights, net-
Rights on outside production	181,299
In-house productions and programs in process	82,796
Sports re-broadcasting rights	3,214
Allowance for inventory obsolescence	(129,275)

138,034

Consumables and other-
Dubbing, sound tracks and titles	2,557
Other materials	8,397

10,954

Advances to suppliers	49,668

Total Inventories	198,656

The current directors of the Parent Company, based on the configuration they consider most probable for its programming grid and on the analysis of its program rights inventory carried out by the new management team, have evaluated the amount of the in-house production program rights relating to programs that will not be broadcast (due to their production date, the fact that they have not completed the first broadcasting cycle or for other reasons) and of those showings not yet broadcast whose value is considered to be lower than the current value due to their broadcasting possibilities. Accordingly, an additional provision was recorded amounting to approximately €58,852,000 which, in view of the occasional and non-periodic nature of the aforementioned items, was charged to the “Extraordinary Expenses” caption in the consolidated statement of operations for the six-month period ended June 30, 2003.

14

Also, in relation to the rights on outside production, the Parent Company made an estimate, based on an itemized study, of the programs and cash advances made on programs that, on the basis of their lifespan, the most probable configuration of the programming grid and the volume of the Company’s acquisition rights and commitments, will not be broadcast. The provision to the allowance for obsolescence, recorded on the basis of the foregoing, amounted to €42,582,000 and was recorded, in view of the nonrecurring nature of this decision, with a charge to the “Extraordinary Expenses” caption in the consolidated statement of operations for the six-month period ended June 30, 2003.

The “Advances to Suppliers” caption in the accompanying consolidated balance sheet as of June 30, 2003, includes basically prepayments in connection with commitments to purchase outside production rights.

As of June 30, 2003, the Company had commitments, mainly for the purchase of audiovisual property rights, amounting to €138,129,000. In addition, Antena 3 has purchase commitments to distributors, the definitive amount and price of which will be determined once the programs are produced and, in certain cases, by establishing the acquisition price on the basis of box office takings. The best estimate of these commitments amounts to €316,207,000.

It is estimated that €63,614,000 of rights on in-house and outside productions will be amortized in the last six months of 2003 (see Note 4-h).

10. Trade receivables

The balance of this caption in the consolidated balance sheet as of June 30, 2003, is made up of the following accounts, which were grouped together for presentation purposes:

Thousands of Euros
Trade receivables for sales	182,739
Barter trade receivables	11,154
Trade notes receivable	4,362

Total	198,255

15

11. Balances and transactions with Group, associated and related companies

The detail of the balances of the “Receivable from Group, Associated and Related Companies” and “Payable to Group, Associated and Related Companies” captions on the asset and liability sides, respectively, of the accompanying consolidated balance sheet as of June 30, 2003, is as follows:

	Thousands of Euros
Company	Trade Receivables	Short-Term Payables	Balance Receivable at Short-Term	Balance Payable at Short-Term
Antena 3 Interactiva, S.A.	—	5,479	5,479	(665)
Antena 3 International, Inc.	5	—	5	(17)
Arbatax Emisiones Audiovisuales, S.A.	—	153	153	(359)
Battres Comunicación Alternativa, S.A	—	1,105	1,105	(70)
Digimedia, S.A.	57	1	58	—
Licencias e Imagen, S.A.	51	607	658	(202)
Onda Cero Ramblas, S.L.	963	—	963	(950)
Todotoys Internet, S.L.	—	486	486	—
T.V.I. Televisào Independiente, S.A.	486	—	486	—
Corporación Radiofónica Castilla-La Mancha, S.A.	21	—	21	(145)
Corporación Radiofónica Castilla-León, S.A.	2	—	2	(132)
Corporación Radiofónica Región de Murcia, S.A.	—	—	—	(64)
Antena 3 Iniciativas Comerciales, S.A.	—	26	26	(1,811)
Grupo Planeta	41	—	41	—
Corporación Radiofónica de Información y Deporte, S.L.	—	300	300	—
Canal Factoría de Ficción, S.A.	1,241	—	1,241	—
Media Park, S.A.	30	—	30	(27)

Total	2,897	8,157	11,054	(4,442)

The detail of the transactions carried out in the six-month period ended June 30, 2003, with the Group and associated companies is as follows:

	Thousands of Euros
	Sales	Financial Revenues	Purchases, Acquisition of Rights and Other Services	Financial Expenses
Group companies:
Antena 3 Iniciativas Comerciales, S.A.	—	—	89	—
Antena 3 Interactiva, S.A.	—	—	271	—
Grupo Planeta	309	—	—	—
Licencias e Imagen, S.A.	11	—	13	—
Onda Cero Ramblas, S.L.	—	—	829	—
T.V.I. Televisào Independiente, S.A.	1	—	—	—

Total Group companies	321	—	1,202	—

Associated and related companies:

Canal Factoría de Ficción, S.A.	87	—	—	—
Canal Satélite Digital, S.L.	—	—	12	—
Media Park, S.A.	17	—	117	—

Total associated and related companies	104	—	129	—

16

12. Shareholders’ equity

The transactions recorded in equity accounts in the six-month period ended June 30, 2003, and the detail thereof as of that date, are summarized as follows:

	Thousands of Euros
	Balance at 12/31/02	Allocation of 2002 Loss	Variation in Translation Diferences	Change in Scope and Variations in 2002 Reserves	Loss at 06/30/03	Balance at 06/30/03
Capital stock	166,668	0	0	0	0	166,668
Legal reserve	33,334	0	0	0	0	33,334
Reserve for treasury stock	2,933	0	0	0	0	2,933
Other reserves	277,026	(31,293)	0	0	0	245,733
Retained earnings	9,366	0	0	0	0	9,366
Reserves at consolidated companies	(775)	1,256	0	59	0	540
Translation differences	(669)	0	(1,589)	0	0	(2,258)
Income (Loss) attributed to the Parent Company	(29,907)	29,907	0	0	(98,848)	(98,848)
Income (Loss) attributed to minority interests	(130)	130	0	0	306	306

Total	457,846	0	(1,589)	59	(98,542)	357,774

Capital stock of the Parent Company

The Parent Company’s capital stock as of June 30, 2003, consisted of 166,668,000 fully subscribed and paid registered shares of €1 par value each.

All the shares carry the same rights.

The Parent Company’s shareholder structure as of June 30, 2003, was as follows:

Percentage of Ownership
Telefónica, S.A.	34.14
KORT Geding, S.L. (Grupo Planeta y Grupo De Agostini)	25.10
RTL Group Communications S.L.U.	17.27
Macame, S.A. (Grupo Banco Santander Central Hispano)	12.80
Banco Santander Central Hispano, S.A.	5.69
Other Shareholders	5.00

100.00

Legal reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

17

Other Reserves

The “Other Reserves” account includes restricted reserves of €281,141 relating to the “Reserve for Adjustment of Capital Stock to Euros”.

Reserve for Parent Company shares

Under the revised Corporations Law, a restricted reserve must be recorded equal to the value of the shares of the Parent Company held by the Group. Also, the par value of the Parent Company shares owned by the Group cannot exceed 10% of the Parent Company’s capital stock and the shares in question must be fully paid in.

As of June 30, 2003, the total cost of the Parent Company shares amounted to €2,932,813 and related to 1,444,500 shares of €1 par value each.

Reserves at fully consolidated companies

The detail, by consolidated company, of the balance of the “Reserves at Fully Consolidated Companies” caption as of June 30, 2003, is as follows:

Company	Thousands of Euros
Uniprex subgroup	720
Antena 3 Temática, S.A.	4
Antena 3 Directo, S.A.	(664)
Guadiana Producciones, S.A.	1,102
Antena 3 Perú, S.A.	39
Publicidad 3, S.A.	513
Antena 3 Editorial, S.A.	983
Nova Televisió, S.A.	176
Inversiones Valores Inmuebles, S.L.	(498)
Movierecord, S.A.	1
Megatrix, S.A.	(162)
Antena 3 Producciones, S.A.	(1,805)
Compunet Servicios Telemáticos, S.A.	220
A3D Chile Holding, S.A.	546
Tradingteam, S.L.	(1,206)
A3D Chile, S.A.	673
Variations in the scope	(120)
Fully consolidated	522
Canal Factoría de Ficción, S.A.	18
Accounted for by the equity method	18

Total	540

This caption includes the legal reserves of the subsidiaries amounting to approximately €647,000 as of June 30, 2003. These reserves are restricted.

18

Translation differences

The detail, by company, of the balance of the “Translation Differences” caption as of June 30, 2003, is as follows:

Company	Thousands of Euros
A3D Chile Holding, S.A.	(904)
A3D Chile, S.A.	(462)
Antena 3 Producciones, S.A.	(637)
Antena 3 Perú, S.A.	(255)

Total	(2,258)

13. Minority interests

The balance of this caption in the accompanying consolidated balance sheet relates to the equity of minority interests in the consolidated companies. Also, the balances of the “Income/Loss Attributed to Minority Interests” captions in the accompanying consolidated statement of operations reflect the equity of these minority interests in the loss for the six-month period ended June 30, 2003.

The detail of the balances of the “Minority Interests” and “Income/Loss Attributed to Minority Interests” captions as of June 30, 2003, is as follows:

	Thousands of Euros
Companies	Balance at 12/31/02	Translation Differences	Adjustments to Reserves	2003 Income (Loss)	Balance at 06/30/03
Nova Televisió S.A.	432	—	179	(69)	542
Antena 3 Castilla y León, S.A.	578	—	—	(127)	451
Inversiones Valores Inmuebles, S.L.	85	—	(84)	(1)	—
Compunet Servicios Telemáticos, S.A.	(13)	—	(30)	—	(43)
A3D Chile, S.A.	700	(170)	—	(65)	465
Tradingteam, S.A.	207	—	(290)	(44)	(127)

Total	1,989	(170)	(225)	(306)	1,288

14. Payable to credit institutions

The breakdown, by maturity, of the balances of these captions on the liability side of the accompanying consolidated balance sheet as of June 30, 2003, is as follows:

	Thousands of Euros
	Limit	Balance Drawn Down at Short Term	Balance Drawn Down at Long Term
Syndicated loan	140,000	31,100	108,900
Syndicated credit line	90,000	—	—
Loans	4,132	597	3,535
Credit lines	17,548	2,549	—
Demand deposit overdrafts	—	1	—
Accrued interest payabble	—	201	325

Total	251,680	34,448	112,760

19

On October 28, 2002, the Parent Company arranged a syndicated loan and a syndicated credit line with various credit institutions, with JP Morgan Bank, S.A. as the agent bank, to enable it to purchase through its subsidiary Publicidad 3, S.A. all the shares of Uniprex, S.A. and Antena de Radiodifusión, S.A. held by Grupo Admira Media, S.A., Sole-Shareholder Company (now Telefónica de Contenidos, S.A.U., Sole-Shareholder Company). The loan amounts to €140,000,000 and the limit of the credit line is €90,000,000. As of June 30, 2003, the Parent Company had not drawn down any amount against this credit line, which is secured by the Company’s assets.

The agreement under which the loan and credit line were arranged established certain financial and operating conditions to be met by Antena 3 de Televisión S.A. The Company’s directors consider that as of June 30, 2003, the Company was meeting all these conditions.

The interest rate on this credit line is tied to EURIBOR plus a spread. There is also a fixed annual fee payable on the loan in addition to various fees paid by the Parent Company at the date the credit line was arranged. The fees payable at over one year are recorded by the Parent Company under the “Deferred Charges” caption in the accompanying consolidated balance sheet.

The interest rates paid by the Parent Company in the six-month period ended June 30, 2003, on the loans and credit facilities arranged at credit institutions are mainly tied to Euribor plus a spread ranging from 0.1% to 1%.

15. Trade accounts payable

The detail of the balance of this caption in the accompanying consolidated balance sheet as of June 30, 2003, is as follows:

Thousands of Euros
Payable to suppliers	112,442
Payable for unreceived invoices	42,779
Barter payables	4,190

Total	159,411

16. Other provisions

The detail of the balance of the “Other Provisions” caption on the liability side of the accompanying consolidated balance sheet as of June 30, 2003, is as follows:

Thousands of Euros
Other short-term provisions for contingencies and expenses	105,880
Trade discounts payable	8,375

Total	114,255

20

17. Tax matters

The detail of the balances of the “Taxes Receivable” and “Taxes Payable” captions on the asset and liability sides of the accompanying consolidated balance sheet as of June 30, 2003, is as follows:

Thousands of Euros
Long term-
Prepaid taxes	24,923

Short term-
Prepaid taxes	17,233
Corporate income tax receivable	21,899
Tax credits and other reliefs claimed and not yet used	9,531
Other taxes receivable	13,565

62,228

Total taxes receivable	87,151

Personal income tax withholdings payable	3,656
VAT payable	6,171
Accrued social security taxes payable	3,951

Total taxes payable	13,778

Pursuant to Corporate Income Tax Law 43/1995, on December 26, 2000, Antena 3 de Televisión, S.A. notified the Madrid tax authorities of its decision to file consolidated tax returns indefinitely provided that the requirements established in Article 81 of this Law are met and it does not decide to cease to apply the consolidated tax regime (Law 24/2001).

The filing of consolidated tax returns gives rise to reciprocal intercompany balances, due to the offset of the losses incurred by certain companies against the income earned by other Group companies. These balances are recorded in the “Payable to Group Companies Due to Tax Effect” and “Receivable from Group Companies Due to Tax Effect” accounts, as appropriate.

Corporate income tax is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

The reconciliation of the loss per books for the six-month period ended June 30, 2003, to the tax base for corporate income tax purposes is as follows:

	Thousands of Euros
	Tax Base	Tax Charge
Loss before taxes for the six-month period ended June 30, 2003	(147,657)	(51,680)

Permanent differences-
Increases	(2,519)	(882)
Permanent consolidation difference	10,722	3,753

Total permanent differences	8,203	2,871

Tax credits	—	—

Adjusted loss per books	(139,454)	(48,809)

Timing differences
Increases-
Arising in the year	67,696	23,693
Decreases-
Arising in prior years	(3,212)	(1,124)

Total timing differences	64,484	22,569

Tax base and net tax payable	(74,970)	(26,240)

Prepayments as of June 2003		—

Net tax charge		(26,240)

Tax assets taken by Group companies		(3,939)

Corporate income tax refundable		(30,179)

21

The difference between the tax charge allocated to the current year and to prior years and the tax charge already paid or to be paid for those years, which is recorded in the “Prepaid Income Tax (Deferred Income Tax)” account, arose as a result of the following timing differences:

Thousands of Euros
Prepaid income tax:
Investment valuation allowance	5,255
Provision for contingencies and expenses	31,487
Allowance for operating bad debts	1,876
Provision for in-house productions	3,446
Provision for outside productions	92

Total	42,156

Based on the estimate made by the directors of the consolidated companies of when future income will be generated enabling the offset and use of these prepaid taxes and tax assets, €24,923,000 thousand were recorded under the “Fixed and Other Noncurrent Assets –Taxes Receivable” caption and the remainder under the “Current Assets - Taxes Receivable” caption.

22

The detail of the tax loss carryforwards of the companies subject to Spanish corporate income tax and of the related amounts and last years for offset is as follows:

	Thousands of Euros
Company	Year Incurred	Tax Loss	Last Year for Offset
Publicidad 3, S.A.	1992	25	2007
Uniprex, S.A.	1992	18,736	2007
Publicidad 3, S.A.	1993	8	2008
Uniprex, S.A.	1993	10,172	2008
Publicidad 3, S.A.	1994	9	2009
Publicidad 3, S.A.	1995	3	2010
Publicidad 3, S.A.	1996	3	2011
Publicidad 3, S.A.	1997	22	2012
Uniprex, S.A.	1997	1,507	2012
Antena 3 Iniciativas Comerciales, S.A. en liquidación	1998	227	2013
Antena 3 Interactiva, S.A. en liquidación	1998	42	2013
Arbatax Emisiones Audiovisuales, S.A. en liquidación	1998	1,486	2013
Guadiana Producciones, S.A.	1998	197	2013
Publicidad 3, S.A.	1998	3	2013
Uniprex, S.A.	1998	874	2013
Antena 3 Iniciativas Comerciales, S.A. en liquidación	1999	230	2014
Antena 3 Interactiva, S.A. en liquidación	1999	242	2014
Arbatax Emisiones Audiovisuales, S.A. en liquidación	1999	1,405	2014
Uniprex, S.A.	1999	7,159	2014
Antena 3 Iniciativas Comerciales, S.A. en liquidación	2000	660	2015
Antena 3 Interactiva, S.A. en liquidación	2000	5,341	2015
Arbatax Emisiones Audiovisuales, S.A. en liquidación	2000	41	2015
Battres Comunicación Alternativa, S.A. en liquidación	2000	2,856	2015
Publicidad 3, S.A.	2000	8	2015
Uniprex, S.A.	2000	8,004	2015
Battres Comunicación Alternativa, S.A. en liquidación	2001	1,116	2016
Ensueño Films, S.A.	2001	345	2016
Megatrix, S.A.	2001	1,323	2016
Uniprex, S.A.	2002	27,770	2017

Total		89,814

Under current tax legislation, the tax loss of a given year can be carried forward for offset against the taxable income of the following 15 years. However, the amount ultimately qualifying for carryforward might be modified as a result of a review by the tax inspection authorities of the years in which the losses arose.

On March 20, 2002 the Spanish Accounting and Audit Institute (ICAC) published a resolution establishing that whenever it is certain that tax losses will be recovered at short term, companies can recognize the tax assets earned in the year, thereby reducing the corporate income tax expense by the amount of these tax assets.

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In 2002, pursuant to this resolution, the Company recognized the tax credits earned during the year and those earned in 2001 that had not yet been recognized, the detail being as follows:

Thousands of Euros
2001	2,213
2002	7,318

The years open for review by the tax inspection authorities are as follows:

Company	VAT	Personal Income Tax	Corporate Income Tax
Antena 3 de Televisión, S.A.	1999	1999	1998
Battres Comunicación Alternativa, S.A.	2002	1998	1998
Nova Televisió, S.A.	1999	1999	1998
Antena 3 Directo, S.A.	1999	1999	1998
Farmaplaning, S.L.	1999	1999	1998
Digimedia, S.A.	1999	1999	1998
Publicidad 3, S.A.	1999	1999	1998
Productora de Aragón, S.A.	1999	1999	1998
Antena 3 Temática, S.A.	1999	1999	1998
Arbatax, Emisiones Audiovisuales, S.A.	1999	1999	1998
Antena 3 Iniciativas Comerciales, S.A.	1999	1999	1998
Guadiana Producciones, S.A.	2000	2000	1998
Antena 3 Editorial, S.A.	1999	1999	1998
Antena 3 Interactiva, S.A.	1999	1999	1998
Movirecord Cine, S.A.	1999	1999	1998
Gestión de Telecomunicaciones 2000, S.L.	1999	1999	1998
Antena 3 Castilla-León, S.A.	1999	1999	1999
Inversiones Valores Inmuebles, S.L.	1999	1999	1998
Compunet Servicios Telemáticos, S.A.	1999	1999	1998
Uniprex, S.A.	1999	1999	1999

The Parent Company’s directors do not expect any material liabilities to arise as a result of an inspection of the open years that would affect the consolidated financial statements as of June 30, 2003.

18. Other guarantee commitments to third parties and other contingent liabilities

a)	Guarantee commitments to third parties

The detail of the guarantees provided by the Group to financial institutions for third parties is as follows:

Thousands of Euros
Group and associated companies	6,905
Other guarantees	16,482

Total	23,387

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The Parent Company’s directors consider that the unforeseen liabilities, if any, as of June 30, 2003, that might arise from the guarantees provided would not be material.

b)	Other contingent liabilities

As of June 30, 2003, the most significant litigation pending was that relating to the complaint filed by various rights management entities amounting to €15,000,000. The Court of First Instance of Alcobendas found for the plaintiffs and the Company appealed against the decision of this Court.

As of June 30, 2003, other civil, labor, criminal and administrative proceedings had been initiated against the Parent Company which were taken into consideration in estimating the possible contingent liabilities.

The directors of the Parent Company and their legal advisers do not expect any material liabilities to arise in addition to those already recorded from the outcome of the lawsuits in progress.

The most significant litigation pending in relation to the consolidated companies is the arbitration proceeding initiated in May 2003 by Uniprex, S.A. to clarify the discrepancies regarding the interpretation of certain clauses of the contract entered into with the Radio Blanca Group.

In relation to the aforementioned proceeding, the Radio Blanca Group has also filed an arbitration proceeding for breach of contract, the right to request the termination of the contract and the payment of the contractually agreed amounts, in addition to the damage and losses caused.

The two arbitration proceedings are being heard simultaneously, and as of the date of these notes to financial statements no arbitration award had been made in relation to the arbitration proceeding filed by the Radio Blanca Group.

The company’s legal advisers do not expect any material cost or disbursement to arise for the company as a result of the arbitration proceeding filed by the Radio Blanca Group in addition to the estimated legal defense expenses and, accordingly, the directors did not consider it necessary to record a provision on the liability side of the balance sheet as of June 30, 2003.

19. Foreign currency balances and transactions

a)	Foreign currency balances

The breakdown, by currency, of the equivalent euro value of the Group’s foreign currency debts reflected on the liability side of the accompanying consolidated balance sheet as of June 30, 2003, is as follows:

Thousands of Euros
Currency	Trade Accounts Payable
U.S. dollars	46,819
Other currencies	791

Total	47,610

b)	Foreign currency transactions

The foreign currency transactions performed in the six-month period ended June 30, 2003, related mainly to transactions denominated in U.S. dollars; their equivalent euro values translated at the average exchange rate for the year were as follows:

Thousands of Euros
Sales	4,018
Purchases and other expenses	33,291

Total	37,309

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20. Revenues and expenses

a)	Contribution of the companies to consolidated results

The detail of the contribution of each consolidated company to the consolidated loss for the period was as follows:

	Thousands of Euros
	Individual Income (Loss)	Consolidation Adjustment	Total
Antena 3 de Televisión, S.A.	(100,641)	34,176	(66,465)
Antena 3 Temática, S.A.	(1,114)		(1,114)
Antena 3 Directo, S.A.	(1,930)	1,471	(459)
Guadiana Producciones, S.A.	72		72
Canal Factoría de Ficción, S.A.	(38)		(38)
Antena 3 Peru, S.A.	(59)		(59)
Publicidad 3, S.A.	(25,460)	25,803	343
Antena 3 Editorial, S.A.	(23)		(23)
Nova Televisio, S.A.	(140)		(140)
Antena 3 Castilla y León, S.A.	(317)		(317)
Inversiones Valores Inmuebles, S.L.	(19)	1	(18)
Movierecord, S.A.	(741)	(1,540)	(2,281)
Megatrix, S.A.	(958)		(958)
Antena 3 Producciones, S.A.	166		166
Ensueno Films, S.L.	(232)		(232)
Compunet Servicios Telemáticos, S.A.	(1)		(1)
A3D Chile Holding, S.A.	(188)		(188)
Tradingteam, S.A.	(230)	(376)	(606)
A3D Chile, S.A.	(215)	(522)	(737)
Antena de Radiodifusión, S.A.	(130)	(239)	(369)
Uniprex Onda cero, S.A.	(22,007)	(380)	(22,387)
Radio Tormes, S.A.	(1)	(35)	(36)
Radio Alamedilla, S.A.	(1)	(9)	(10)
Estaciones Radiofónicas de Aragón, S.A.	(1)		(1)
Radio Amanecer, S.A.	(794)	794	0
Ipar Onda, S.A.	7	(92)	(85)
La Veu de Lleida, S.L.	0		0
Ondadit, S.L.	2		2
Radio Sistemas Radiofónicos Cinco, S.L.	(1)		(1)
Radio Noticias 90, S.A.	0		0
Onda Cero, S.A.	(6)		(6)
Canal Media Radio, S.A.	0	(1,022)	(1,022)
Canal Media Radio Galicia, S.L.	0	(1,599)	(1,599)
Onda Cero Ramblas, S.L.	7	(93)	(86)
Corporación Radiofónica de Información y Deporte, S.L.	(194)		(194)

Total	(155,186)	56,338	(98,848)

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b)	Revenues

The breakdown of the Group’s ordinary revenues in the six-month period ended June 30, 2003, is as follows:

Thousands of Euros
Adverising sales	345,498
Other sales	12,033
Trade and other discounts	(34,450)
Other revenues	18,754

Total ordinary revenues	341,835

c)	Program amortization and other supplies

The detail of the “Program Amortization and Other Supplies” caption in the six-month period ended June 30, 2003, is as follows:

Thousands of Euros
Program broadcasting rights	54,355
Broadcasting of in-house productions	71,330
Addition to inventories	(72,692)
Outside production services	59,639
Performances of and contributions by entertainers	4,806
Other amortization	20,471

TOTAL	137,909

The “Addition to Inventories” account reflects the expenses incurred in making programs. In accordance with the Parent Company’s procedures, these expenses are capitalized and subsequently amortized by the method described in Note 4-h.

d)	Personnel expenses

The breakdown of the personnel expenses in the six-month period ended June 30, 2003, is as follows:

Thousands of Euros
Wages and salaries	62,081
Social security costs and other employee welfare expenses	13,445
Other personnel expenses	1,106

Total	76,632

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The average number of employees in the six-month period ended June 30, 2003, by category, was as follows:

Professional category	Number of Employees
Senior management	121
Operations and programs personnel	1,874
Commercial personnel	349
Management personnel	402
Interns	52
Specific-project contracts	383

Total	3,181

e)	Rent and fees

The “Rent and Fees” caption in the consolidated statement of operations for the six-month period ended June 30, 2003, includes most notably the fees paid by the Parent Company for the distribution of the audiovisual signal.

f)	Other current operating expenses

The breakdown of the balance of this caption in the consolidated statement of operations for the six-month period ended June 30, 2003, is as follows:

Thousands of Euros
Copyright	9,066
Advertising and publicity	5,427
Communications	8,374
Work performed by other companies	17,552
Other expenses	17,505

Total	57,924

g)	Fees and other amounts paid to auditors

The fees for audit services provided to the companies composing the Antena 3 de Televisión, S.A. Group and subsidiaries by the main auditor and by other entities related thereto in the six-month period ended June 30, 2003, amounted to €500,000, all of which related to services provided to the Parent Company.

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h)	Extraordinary expenses

The detail of the balance of the “Extraordinary Expenses” caption in the consolidated statement of operations for the six-month period ended June 30, 2003, is as follows:

Thousands of Euros
Short-term provision for contingencies and expenses (Note 4-m)	35,022
Other extraordinary expenses	139,768

Total	174,790

As indicated in Note 9, the “Other Extraordinary Expenses” caption includes an allowance for inventory depreciation of €101,434,000 to adjust the value of the broadcasting rights on in-house and outside production on the basis of the analyses and estimates made.

21. Directors’ compensation and other benefits

The compensation earned in the six-month period ended June 30, 2003, by the former and current directors of the Parent Company for salaries and attendance fees amounted to €1,215,415.

The Parent Company has not granted any loans or advances to its Board members and it does not have any supplementary pension, retirement bonus, special indemnity or life insurance commitments to them.

22. Subsequent events

On July 29, 2003, the Board of Directors of the Parent Company adopted the necessary resolutions to execute those adopted by the Special Shareholders’ Meeting of the Parent Company on April 28, 2003, in relation to the change in the way in which the shares are represented and other matters relating to the request for the admission to listing of all the shares of Antena 3 de Televisión, S.A. in the Spanish stock exchanges, and their inclusion in the Spanish Unified Computerized Trading System (Continuous Market). The aforementioned Shareholders’ Meeting had expressly empowered the Board to execute these resolutions.

These resolutions of the Special Shareholders’ Meeting and the Board meeting were executed in a public deed dated August 6, 2003, which, after it was registered at the Mercantile Registry, was also filed for registration with the Spanish National Securities Market Commission (CNMV).

The announcement of the change in the way the shares are represented, pursuant to Royal Decree 116/1992, was published on August 11, 2003, thereby initiating a one-month period during which shareholders must hand in their share certificates so that they can be replaced by book entries.

The aforementioned Board meeting of the Parent Company resolved to call a Special Shareholders’ Meeting with the following agenda:

One.- To change the par value of the shares and, consequently, Article 5 of the bylaws.

Two.- To amend Articles 21 and 29 of the bylaws, relating to the minimum capital required to attend the Shareholders’ Meeting and the minimum and maximum number of Board members.

Three.- To amend Articles 3, 7, 8, 10, 14, 17, 20, 23, 24, 25, 26, 27, 30, 31, 31bis, 32, 33, 34, 35, 36, 37 and 38 of the bylaws, including current regulations on the corporate governance of listed companies.

Four.- To approve the revised bylaws, including the aforementioned amendments approved by the Shareholders’ Meeting.

Five.- To set the number of directors. Appointment and ratification of directors.

Six.- To set the directors’ compensation.

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Seven.- To revoke the current resolution adopted by the Shareholders’ Meeting in relation to the acquisition of treasury stock and to adopt a new resolution in this connection.

Eight.- To approve the regulations of the Shareholders’ Meeting.

Nine.- Report and notification of the regulations of the Board of Directors.

Ten.- To delegate powers to formalize, interpret, rectify and execute the resolutions adopted by the Shareholders’ Meeting.

23. Explanation added for translation to English

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

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On August 29, 2003, the Board of Directors of Antena 3 de Televisión, S.A. resolved to prepare the consolidated financial statements as of June 30, 2003 of Antena 3 de Televisión, S.A. contained in this document, which are signed below by the directors in proof of conformity:

José Manuel Lara Bosch	Maurizio Carlotti

José Creuheras Margenat	José Luis Díaz Fernández

Marco Drago	Gestora de Medios Audiovisuales de Fútbol, S.L. Represented by Eduardo Sanfrutos Gambín

Joan David Grimà Terré	Ramón Mas Sumalla

RTL Group Communications, S.L. Represented by Nicolás Abel Bellet de Travernost	RTL Group, S.A. Represented by Thomas Rabe

Telefónica Media Internacional de Contenidos, S.A. Represented by Pedro Ramón y Cajal Agüeras	Telefónica Medios de Comunicación, S.A. Represented by Pedro Antonio Martín Marín

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EXHIBIT 2

CORPORATE RESOLUTIONS

Exhibit 2

I, Carmen Rodríguez Martín, Vice-Secretary non-Director of the Board of Directors of Antena 3 de Televisión, S.A., with registered office at San Sebastian de los Reyes (Madrid), Avda. Isla Graciosa s/n, and “C.I.F.” (Tax I.D. Code) A-78 839271,

DO HEREBY CERTIFY

ONE. According to the Minute Book the Company, on April 28, 2003, at 19:00h., the Extraordinary General Shareholders’ Meeting of ANTENA 3 DE TELEVISION, S.A. assembled on first call, at the registered office of the company, Avda. Isla Graciosa 13, San Sebastián de los Reyes, Madrid.

The Extraordinary General Shareholders’ Meeting had been called by the Board of Directors of the Company, the notices of call having being published in Official Gazette of the Commercial Registry no. 70, of April 11, 2003, and in the newspaper CINCO DIAS of the same date, with the contents transcribed below:

ANTENA 3 DE TELEVISIÓN, S.A.

Call for Extraordinary General Shareholders’ Meeting

By resolution of the Board of Directors a Extraordinary General Shareholders’ Meeting is called, to be held at first call on April 28, 2003, at 19:00h., at the registered office, San Sebastián de los Reyes (Madrid) Avda. Isla Graciosa s/n and, if appropriate, at second call, on April 29, 2003, at the same time and place to deliberate and resolve on the matters included in the following

AGENDA

One. Resolutions on the request for admission to listing on the Spanish Stock Exchanges and on the “Sistema de Interconexión Bursátil” (SIBE – Stock Exchange Interconnection System) of the shares making up the entire capital stock of Antena 3 de Televisión, Sociedad Anónima.

Two. Amendment of articles 5, 7, 9, 10, 12 and 20 of the Bylaws, to adapt their contents to the requirements of the system of listed companies and create a new article 31 bis.

Three. Delegation of authorities to execute, interpret, remedy and implement the resolutions adopted by the General Shareholders’ Meeting.

PARTICIPATION OF A NOTARY PUBLIC AT THE GENERAL MEETING.

The Board of Directors has resolved to request the presence of a Notary Public to issue the Minutes of the Meeting, pursuant to article 114 of the Business Corporations Act relating to articles 101 and 103 of the Commercial Registry Regulations.

RIGHT TO INFORMATION

Pursuant to articles 112 and 212 of the Business Corporations Act, it is placed on record that the shareholders of the Company are entitled to examine and obtain at the registered office (or request immediate sending free of charge of) a copy of the documents relating to item two of the agenda to be submitted to the General Meeting for approval, the full text of the proposed resolution and mandatory report justifying the proposed amendments to the bylaws.

REQUIREMENTS TO ATTEND THE GENERAL MEETING

The shareholders holding shares entered on the Stock Register at least five days before the date on which the General Meeting is to be held will be entitled to attend the General Meeting. Shareholders of shares who evidence, in a public document, that the shares have been lawfully acquired from the person appearing as their holder on the Stock Register will also be entitled to attend the General Meeting. Any shareholder entitled to attend may be represented at the General Meeting by any other person, who need not be a shareholder, in the manner and meeting the requirements established in article 106 of the Consolidated Text of the Business Corporations Act.

Note: The General Meeting is intended to be held at first call.

TWO. The General Meeting was presided over by Mr. Luis Blasco Bosque, Chairman of the Board of Directors, Ms. Monica Martín de Vidales Godino, the Secretary of the Board of Directors, acting as the Secretary.

THREE. As forecast and published, the General Meeting was attended by the Notary Public Mr. Emiliano Álvarez de Buitrago, Notary Public of San Sebastián de los Reyes, member of the Notarial Association of

Madrid, who accepted the request made to him for the purpose and drew up the minutes of the General Meeting, which minutes constitute Certificate of Presence at the General Meeting number 1,469 of April 28, 2003.

FOUR. The Chairman of the Extraordinary General Shareholders’ Meeting examined the attendance data, furnished by the Company’s services, forming the attendance list with the following results, which was read to those present by the Secretary to the Meeting:

-	12 shareholders, holders of voting shares representing 0.3205% of the capital stock, were present in person.

-	15 shareholders, holders of voting shares representing 97.5078% of the capital stock were present by valid proxy.

-	Therefore, a total of 27 shareholders, holders of voting shares representing 97.8283% of the capital stock were present at the Meeting in person or by proxy.

For the appropriate purposes, it was placed on record that, after it had been ascertained that there was sufficient quorum for the purpose, the Chairman declared the General Meeting to be validly assembled and the Notary Public asked those present whether any reservations or protests were raised regarding the declarations made by the Chairman relating to the number of partners present and the capital represented, no reservation being made on this specific matter.

FIVE. During the meeting, in all events with the vote in favor of 82.2139% of the capital present or represented at the Meeting and the vote against of 17.7861% of the capital present or represented at the meeting, those present adopted the following

RESOLUTIONS

ONE. Resolutions on the request for admission to listing on the Spanish Stock Exchanges and on the “Sistema de Interconexión Bursátil” (SIBE – Stock Exchange Interconnection System) of the shares making up the entire capital stock of Antena 3 de Televisión, S.A.

a)	To request admission to listing on the Madrid, Barcelona, Valencia and Bilbao Stock Exchanges and inclusion in the Sistema de Interconexión Bursátil (SIBE—Stock Exchange Interconnection System) of all the shares in the Company, i.e., 166,668,00 shares, each with a par value of (1) euro, registered and of a single series and class, making up the entire capital stock of Antena 3 de Televisión, S.A, expressly placing on record the submission to the standards that may be in force or passed in future on Stock Exchange matters and, particularly, the requirements established for the contracting for, maintaining of and exclusion from official listing. It was expressly placed on record that, pursuant to article 27 B) of the Official Stock Exchange Regulations and other supplementary provisions, in the event of subsequent request for exclusion from listing, this decision would be adopted with the same formalities as those applied to the resolution for admission, guaranteeing the interests of the shareholders or debenture holders, as the case may be, who oppose or fail to vote in favor of the resolution.

b)	To resolve to transform the manner in which the shares are represented, currently by certificates, for them to be represented by book entry, delegating to the Board of Directors the authority to designate the Securities Entity, Company or Broker which, pursuant to the legislation in force (particularly, Royal Decree 11/1992, of February 14) to be responsible for the entry on the books. This resolution would take effect upon compliance with all the formalities established by the legislation in force for the representation of shares by book entry, the representation by certificates to be fully valid until then, delegating to the Board of Directors the required, necessary or advisable authorities for the implementation of this resolution, for which purpose it might adopt all such supplementary decisions as might be appropriate, execute all such public or private documents as might be necessary or advisable and, in general, perform all such acts as might be required, with the express authority for this body to in turn delegate such authority to its Executive Committee or any of the Directors.

THREE. Delegation of authorities to execute, interpret, remedy and implement the resolutions adopted by the General Shareholders’ Meeting.

To authorize the Board of Directors upon the fullest terms to perform all such acts and execute all such documents as may be necessary or advisable to commence the internal and external procedure required to begin the process for the admission to listing on the Stock Exchange and for the performance and satisfactory completion of this resolution, including but not limited to, requesting admission to listing of the shares on the Madrid, Barcelona, Valencia and Bilbao Stock Exchanges, requesting their inclusion on the “Sistema de Interconexión Bursátil”, performing all such acts, complying with all such formalities and executing all such public or private documents as may be advisable or required by the applicable legislation, preparing, amending, signing and registering the respective prospectus, and any other document as may be required and resolving on the future amendments or extensions it may deem advisable and, in general, representing the Company before any public and private bodies and entities as may be responsible for the matter or before which it may be necessary to perform any action, expressly authorizing the Board of Directors to delegate the above authorities fully or partly to its Executive Committee or any of its Directors.

In witness whereof, I issue and sign this certificate in San Sebastián de los Reyes, Madrid, on October 7, 2003, countersigned by the Chairman.

COUNTERSIGNED	THE VICE.-SECRETARY AND

THE CHAIRMAN	SECRETARY TO THE MEETING.

I, Carmen Rodríguez Martín, Vice-Secretary non-Director of the Board of Directors of Antena 3 de Televisión, S.A., with registered office at San Sebastian de los Reyes (Madrid), Avda. Isla Graciosa s/n, and “C.I.F.” (Tax I.D. Code) A-78 839271,

DO HEREBY CERTIFY

ONE. On July 29, 2003, the Board of Directors of ANTENA 3 DE TELEVISIÓN, S.A. assembled having been called by the Vice-Secretary, Ms. Carmen Rodríguez Martín, on the instructions of the Chairman, Mr. José Manuel Lara Bosch, pursuant to the Bylaws.

TWO. The Board of Directors assembled at the registered office, Avda. Isla Graciosa s/n, San Sebastián de los Reyes (Madrid) and all the Directors, set forth below, were present:

Chairman:	Mr. José Manuel Lara Bosch

Managing Director:	Mr. Maurizio Carlotti

Directors:	Mr. José Creuheras Margenat

Mr. José Luis Díaz Hernández

Mr. Marco Drago

Mr. Joan David Grimà Terré

Mr. Ramón Mas Sumalla

Gestora de Medios Audiovisuales Fútbol, S.L., representad by Mr. Eduardo Sanfrutos Gambín

Telefónica Media Internacional de Contenidos, S.A., represented by Mr. Pedro Ramón y Cajal Agüeras

Telefónica Medios de Comunicación, S.A., representad by Mr. Pedro Antonio Martín Marín

RTL Group, S.A., represented by Mr. Thomas Rabe

RTL, Group Communications, S.L., represented by Mr. Nicolás Abel Bellet de Tavernost

Secretary:	Ms. Carmen Rodríguez Martin

THREE. At the meeting, the Chairman of the Board, Mr. José Manuel Lara Bosch, acted as the Chairman and the Vice-secretary of the Board, Ms. Carmen Rodriguez Martín, acted as the Secretary.

FOUR. The agenda of the meeting recorded in the notice of call, was as transcribed below:

AGENDA

1.	Appointment of the Secretary of the Board of Directors.

2.	Filing, analysis and approval, if appropriate, of the Financial Statements of Antena 3 de Televisión, S.A., and its consolidated group, closed at June 30, 2003.

3.	Implementation of the resolutions relating to the transformation of the form of representation of the shares the Company, which resolutions were adopted by the Extraordinary General Shareholders’ Meeting.

4.	Implementation of the resolutions relating to the request for admission to listing, also adopted by the Extraordinary General Shareholders’ Meeting .

5.	Authorization and conferring of powers of attorney relating to the Public Offer to Sell, which would possibly be performed by Telefónica, S.A

6.	Approval of the new text of the Bylaws to be submitted to the General Shareholders’ Meeting and of the mandatory legal report of the directors.

7.	Approval of the Regulations of the Board of Directors, report and remittance of its text to the General Shareholders’ Meeting.

8.	Approval of the Internal Code of Conduct for matters relating to the Securities Markets.

9.	Approval of the proposed Regulations of the General Shareholders’ Meeting.

10.	Proposal to the General Shareholders’ Meeting of the acquisition of equity stock.

11.	Call for Extraordinary General Shareholders’ Meeting and establishing of its Agenda.

12.	Report issued by the Managing Director.

13.	Approval of the Business Plan.

14.	Any other business.

15.	Reading and approval, if appropriate, of the minutes of the meeting.

FIVE. At the meeting of the Board of Directors those present, in order to implement the resolutions relating to the transformation of the form of representation of the shares in the Company adopted by the Extraordinary General Shareholders’ Meeting, unanimously adopted the following resolutions, inter alia, transcribed below from the minutes of the meeting:

FOUR. To request admission to official listing on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges and inclusion on the “Sistema de Interconexión Bursátil “ (S.I.B.E. or Continuous Market) of all the shares representing the capital stock of the Company.

In compliance with article 27, section b) of the Stock Exchange Regulations approved by Decree 150’6/1967, of June 30, it is expressly recorded that in the event of future request for exclusion from listing, this decision would be adopted with the same formalities as those applied to the request for admission, guaranteeing the interests of the shareholders or debenture holders, as the case may be, who oppose or fail to vote in favor of the resolution. It was also resolved to expressly declare that the Company was subject to the current or future standards relating to Stock Exchange matters and, particularly, the contracting for, remaining on and exclusion from official listing.

FIVE. To delegate to the Chairman, Mr. José Manuel Lara Bosch and the Managing Director Mr. Maurizio Carlotti, acting jointly and severally, the authorities necessary to formally request, when they deem this appropriate, the admission to listing of all the shares in the Company on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, and their inclusion on the “Sistema de Interconexión Bursátil”, performing for the purpose all such formalities as might be necessary or advisable before the “Comisión Nacional del Mercado de Valores” (CNMV—National Securities Market Commission), the “Sociedades Rectoras de las Bolsas de Valores” (Stock Exchange Councils), the “Sociedad de Bolsas” (Stockbroker Company), the “Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores” (Registration, Clearing and Settlement Systems Managing Company) and any other public or private body, entity or registry, including but not limited to those set forth below:

1.	To draw up, sign and file the Prior Notice relating to the request for admission to trading of the shares of the Company on Stock Exchanges before the CNMV and their inclusion on the continuous market and to file all such additional information, supplementary documentation or amendments thereto as may be required by the CNMV and the Company.

2.	To draw up, sign and file for verification and registration by the CNMV the Prospectus/Prospectuses, in compliance with Act 24/1988, of July 28, Securities Market Act and Royal Decree 291/192, of March 27, of public offerings to sell securities, assuming liability for their contents and to draw up, sign and file all such additional information and/or supplements thereto as may be required, requesting their verification and registration by the CNMV.

3.	To take any steps or actions before the CNMV the “Sociedades Rectoras de las Bolsas de Valores” (Stock Exchange Councils), the “Sociedad de Bolsas” (Stockbroker Company), the “Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores” (Registration, Clearing and Settlement Systems Managing Company) and any other public or private entity to obtain authorization, verification and admission to listing of the shares of Antena 3 de Televisión, S.A.

4.	To draw up, sign, execute, remedy and file all such public and private documents as may be necessary for the liquidity of the shares of Antena 3 de Television, S.A. on the Stock Exchanges on which these are traded.

5.	To trade, draw up and sign the legal advice, advertising or other service agreements necessary for the effectiveness and completion of the transaction.

6.	To draw up and publish all such announcements as may be necessary or advisable for the admission of the shares to listing.

7.	In general all such actions as may be necessary or merely advisable for the admission of the shares to listing.

SIX. The minutes of the meeting were unanimously approved at the end of the Meeting of the Board of Directors, held on July 29, 2003 and signed by the Chairman, Mr. Jose Manuel Lara Bosch, and by the Vice-Secretary of the Board and Secretary to the Meeting, Ms. Carmen Rodríguez Martín.

In witness whereof, I issue an sign this certificate in San Sebastian de los Reyes, Madrid, on August 1, 2003, countersigned by the Chairman.

COUNTERSIGNED	THE VICE-SECRETARY AND

SECRETARY TO THE MEETING

EXHIBIT 3

CERTIFICATE ISSUED BY THE COMPANY’S AUDITOR STATING THAT

SUFFICIENT INCOME HAS BEEN OBTAINED

October 13, 2003

COMISIÓN NACIONAL DEL MERCADO DE VALORES

Paseo de la Castellana, 19

28046 Madrid

Dear Sirs,

In connection with the request for admission to listing on the Stock exchanges of Madrid, Barcelona, Valencia and Bilbao of the shares in ANTENA 3 DE TELEVISION, S.A., (hereinafter the Company) and their integration in the “Sistema de Interconexión Bursátil” (SIBE – Stock Exchange Interconnection System or Continuous Market), upon request by the Company, we hereby confirm that, according to the annual accounts of ANTENA 3 DE TELEVISION, S.A., which we have audited, for the fiscal years closed at December 31, 1998,1999, 2000, 2001 and 2002, the profits obtained in three non-consecutive fiscal years in said five-year period would have been sufficient to distribute dividend equal to at least 6% of the paid capital after providing for the taxes on profits and mandatory or obligatory reservations to which it is obliged.

This letter has been issued only and exclusively for the purposes of the request made by the “Commisión Nacional de Mercado de Valores” (National Securities Market Commission) within the procedure for the admission to listing of the ordinary shares in ANTENA 3 DE TELEVISION, S.A., and should therefore be used for no other purpose.

Yours sincerely,

DELOITTE & TOUCHE ESPAÑA, S.L.

Registered with the “R.O.A.C” (Official Registry of Auditors of Accounts) with no. S0692

Manuel Terme

cc:      ANTENA 3 DE TELEVISION, S.A.

EXHIBIT 4

CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

OF ANTENA 3 TELEVISIÓN AND ITS SUBSIDIARIES AS OF

DECEMBER 31, 1998; 1999; 2000; 2001 AND 2002

Exhibit 4

ANTENA 3 DE TELEVISIÓN, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(Thousands of Euros)

ASSETS	2002	2001
FIXED AND OTHER NONCURRENT ASSETS
Start-up expenses (Note 4-c)	21.678	1.431
Intangible assets (Note 6)	15.323	14.551
Tangible fixed assets (Note 7)	137.412	127.106
Land and structures	64.226	60.907
Plant	149.280	117.144
Other tangible fixed assets	50.609	39.090
Accumulated depreciation	(126.703)	(90.035)
Long-term investments (Note 8)	21.448	12.418
Parent Company shares	2.933	2.933
Prepaid taxes (Note 17)	7.183	5.498

Total fixed and other noncurrent assets	205.976	163.937

CONSOLIDATION GOODWILL (Note 5)	144.743	24.913

DEFERRED CHARGES	1.847	12

CURRENT ASSETS:
Inventories (Note 9)	304.950	317.568
Program rights	246.083	244.737
Consumables and other inventories	11.425	11.525
Advances to suppliers	47.442	61.306
Accounts receivable-	221.158	195.003
Trade receivables (Note 10)	185.956	164.797
Receivable from Group, associated and related companies (Note 11)	14.160	22.791
Taxes receivable (Note 17)	30.100	12.257

Sundry accounts receivable	11.575	10.143
Allowance for bad debts (Note 19)	(20.633)	(14.915)
Short-term investments	28.220	27.689
Cash	7.471	23.805
Accrual accounts	3.535	3.827

Total current assets	565.334	567.892

TOTAL ASSETS	917.900	756.754

SHAREHOLDERS’ EQUITY AND LIBILITIES	2002	2001
SHAREHOLDERS’ EQUITY (Note 12):
Capital stock	166.668
Legal reserve	33.334
Other reserves	277.026
Reserve for treasury stock	2.933
Reserves at fully consolidated companies	(775)
Retained earnings	9.366
Translation differences	(669)
Income (Loss) attributable to the Parent Company	(30.037)	48.053
Consolidated income (loss)	(29.907)	48.005
Income (loss) attributed to minority interests	(130)	48

Total shareholders’ equity	457.846	509.174

MINORITY INTERESTS (Note 13)	1.989	1.745

DEFERRED REVENUES		1

PROVISIONS FOR CONTINGENCIES AND EXPENSES	18	282

LONG-TERM DEBT:
Payable to credit institutions (Note 14)	128.721	3.062
Other payables	744	1.604
Payable to Group, associated and related companies (Note 11)	3.999	5.381
Capital payments payable (Note 8)	120	120

Total long-term debt	133.583	10.167

CURRENT LIABILITIES:
Payable to credit institutions (Note 14)	21.724	2.645
Trade accounts payable (Note 15)	168.106	151.436
Payable to Group, associated and related companies (Note 11)	45.769	12.066
Customer advances	2.090	2.664
Taxes payable (Note 17)	12.304	10.238
Other nontrade payables	10.285	15.278
Other provisions (Note 16)	63.469	39.559
Accrual accounts	717	1.499

Total current liabilities	324.464	235.385

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	917.900	756.754

ANTENA 3 DE TELEVISIÓN, S.A. AND SUBSIDIARIES

2002 AND 2001 CONSOLIDATED STATEMENTS OF OPERATIONS

(Thousands of Euros)

DEBIT	2002	2001
EXPENSES:
Program amortization and other supplies (Note 20)	308.627	232.256
Personnel expenses (Note 20)	141.123	118.399
Depreciation and amortization expense	28.131	20.967
Variation in operating allowances	6.050	3.541
Rent and fees (Note 20)	40.335	25.766
Other current operating expenses (Note 20)	130.291	146.272
Taxes other than income tax	1.263	3.088

	655.820	550.289

Operating income	14.832	85.789

Financial and similar expenses	7.449	2.510
Exchange losses	29	2.733

	7.478	5.243

Amortización of goodwill	14.568	7.881

Income from ordinary activities	—	75.334

Losses on intangible assets and tangible fised assets	1.628	629
Variation in investment valuation allowances (Note 8)	1.650	1.453

Prior years’ extraordinary expenses and losses	45.041	21.787

	48.319	23.869

Consolidated income before taxes	—	61.703

Corporate income tax (Note 17)	(15.590)	13.698

Consolidated income for the year	—	48.005

Income attributed to minority interests	130	—

Income for the year attributed to the Parent Company	—	48.053

CREDIT	2002	2001
REVENUES:
Net revenues (Note 20)
Sales	697.890	644.928
Sales discounts	(61.202)	(60.562)

	636.688	584.366

Increase in merchandise inventories	—	530
Other revenues	33.964	51.182

	670.652	636.078

Interest and similar revenues	2.176	2.659
Exchange gains	1.137	10

	3.313	2.669

Financial loss	4.165	2.574

Loss on ordinary activities	3.901	—

Gains on intangible assets and tangible fixed assets	247	4.611
Extraordinary revenues	6.476	5.627

	6.723	10.238

Extraordinary loss	41.596	13.631

Consolidated loss before taxes	45.497	—

Consolidated loss for the year	29.907	—

Loss attributed to minority interests	—	48

Loss for the year attributed to the Parent Comapany	30.037	—

ANTENA 3 DE TELEVISIÓN, S.A. AND DEPENDENT COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

(Euros)

ASSETS	2001	2000
FIXED AND OTHER NONCURRENT ASSETS
Start-up expenses	1.431.172	1.092.129
Intangible assets (Note 6)	14.551.459	9.386.114
Tangible fixed assets (Note 7)	127.106.692	128.328.791
Land and structures	60.907.372	59.347.379
Technical installations	117.143.949	101.210.998

Other tangible fixed assets	39.090.452	40.885.303
Accumulated depreciation	-90.035.081	-73.114.889
Long-term investments (Note 8)	12.418.130	6.593.415
Shares of the Controlling Company (Note 12)	2.932.813	2.932.813
Prepaid taxes (Note 17)	5.497.908	7.440.265

Total fixed and other noncurrent assets	163.938.174	155.773.527

GOODWILL IN CONSOLIDATION (Note 5)	24.912.607	30.400.250

DEFERRED CHARGES	12.663	10.055

CURRENT ASSETS:
Inventories (Note 9)	317.568095	303.156.101
Program rights	244.737.064	236.860.999
Consumables and other inventories	11.525.176	13.958.133
Advances to suppliers	61.305.855	52.336.969
Accounts receivable-	193.608.537	210.406.350
Customer receivables (Note 10)	164.797.182	187.690.088
Receivable from Group, associated and related companies (Note 11)	22.720.878	13.222.290
Taxes receivable (Note 18)	10.862.386	15.013.559
Sundry accounts receivable	10.143.444	7.357.662

Allowance for bad debts (Note 19)	-14.915.353	-12.877.249

Short-term investments	27.689.048	18.175.790
Cash	23.805.050	13.205.690
Accrual accounts	3.826.193	7.503.961

Total current assets	566.496.923	552.447.892

TOTAL ASSETS	755.360.367	738.631.724

SHAREHOLDERS’ EQUITY AND LIBILITIES	2001	2000
SHAREHOLDERS’ EQUITY (Note 12):
Capital stock	166.668.000	166.668.000
Legal reserve	33.333.598	23.090.404
Reserves for treasury stock	2.932.813	2.932.813
Other reserves	257.436.503	139.201.634
Reserves at companies consolidated by the global integration method	-8.804.088	-3.230.326
Unallocated earnings	9.366.233	9.366.233
Transalation differences	187.552	345.991
Income attributed to the Controlling Company	48.052.498	123.243.668
Consolidated income	48.004.970	123.310.519
Income (Loss) for the year attributed to minority interests	47.528	-66.851

Total shareholders’ equity	509.173.109	461.618.417

MINORITY INTERESTS (Note 13)	1.745.117	877.033
DEFERRED REVENUES	1.316	29.299
PROVISIONS FOR CONTINGENCIES AND EXPENSES	282.259	—
LONG-TERM DEBT:
Payable to credit institutions (Note 14)	3.061.940	67.283
Other accounts payables (Note 15)	1.604.438	2.924.669
Long-term payables to Group and associated companies (Note 11)	5.380.861	618.484
Uncalled capital payments payable (Note 8)	120.004	390.460

Total long-term debt	10.167.243	4.000.896

CURRENT LIABILITIES:
Payable to credit institutions (Note 14)	2.645.439	2.645
Trade accounts payable (Note 16)	151.435.758	151.436
Payable to Group, associated and related companies (Note 11)	12.065.685	12.066
Customer advances	2.663.877	2.664
Accrued taxes payable (18)	8.843.311	10.238
Taxes payable (Note 17)	10.016.594	15.278
Other nontrade payables	5.262.198	39.559
Other provisions (Note 16)	39.558.749	1.499
Accrual accounts	1.499.712	235.385

Total current liabilities	233.991.323	272.106.079

TOTAL SHAREHOLCERS’ EQUITY AND LIABILITIES	755.360.367	738.631.724

ANTENA 3 DE TELEVISIÓN, S.A. AND DEPENDET COMPANIES

2001 AND 2000 CONSOLIDATED STATEMENTS OF INCOME

DEBIT	2001	2000
EXPENSES:
Program amortization and other supplies (Note 21)	232.256.272	280.135.023
Personnel expenses (Note 21)	118.399.120	105.831.127
Depreciation and amortization expense	20.967.113	16.791.996
Variation in operating allowances	3.540.634	1.057.541
Rent and fees (Note 21)	25.766.032	27.672.237
Other current operating expenses (Note 21)	146.272.451	90.865.854
Taxes other than income tax	3.088.252	662.418

	550.289.874	523.016.196

Operating income	85.787.657	180.265.264

Financial and similar expenses	2.510.301	3.209.531
Exchange losses	2.733.451	3.449

Amortización of goodwill	7.881.132	3.473.604

Income from ordinary activities	75.332.198	175.609.927

Losses on intangible assets and tangible fixed assets	628.557	364.183
Variation in investment valuation allowances (Note 8)	1.452.640	3.706.490
Extraordinary expenses (Note 21)	21.786.545	11.709.194

	23.867.742	15.779.867

Consolidated income before taxes	61.702.769	175.375.118

Corporate income tax (Note 18)	13.697.799	52.064.597

Consolidated income for the year	48.004.970	123.310.521

Income (Loss) for the year attributed to minority interest	47.528	-66.851

Income for the year attributed to the Controlling Company	48.052.498	123.243.670

CREDIT	2001	2000
REVENUES:

Net revenues (Note 20)

Sales	644.927.566	720.023.187
Sales discounts	-60.562.343	-52.741.000

	584.365.223	667.282.187

Increase in merchandise inventories	530.129	2.636.418
Other revenues	51.182.179	33.362.855

	636.077.531	703.281.460

Interest and similar revenues	2.659.112	1.451.715
Exchange gains	10.313	579.532

	2.669.425	2.031.247

Financial loss	2.574.327	1.181.733

Gains on intangible assets and tangible fixed assets	4.611.217	329.421
Extraordinary revenues	5.627.096	15.215.637

	10.238.313	15.545.058

Extraordinary loss	13.629.429	234.809

ANTENA 3 DE TELEVISIÓN, S.A. AND DEPENDENT COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2000 AND 1999

(Thousands of Euros)

ASSETS	2000	1999
FIXED AND OTHER NONCURRENT ASSETS
Start-up expenses	181.715	266.655
Intangible assets (Note 6)	1.561.718	1.082.679
Tangible fixed assets (Note 7)	21.352.114	18.625.602
Land and structures	9.352.573	8.916.887
Technical installations	16.840.093	14.706.104

Other tangible fixed assets	6.802.093	4.957.682
Accumulated depreciation	(12.165.294)	(9.955.071)
Long-term financial investments (Note 8)	1.097.052	863.153
Shares of the Controlling Company (Note 12)	487.979	487.979
Prepaid taxes (Note 18)	1.237.956	2.801.983

Total fixed and other noncurrent assets	25.918.534	24.128.051

GOODWILL (Note 5)	5.058.534	2.385.883

DEFERRED CHARGES	1.683	8.779

CURRENT ASSETS:
Inventories (Note 9)	50.440.931	38.878.596
Programs rights	39.410.354	31.887.835
Consumables and other inventories	2.322.438	1.911.514

Advanced to suppliers	8.708.139	5.079.247
Accounts receivable	35.008.671	33.419.972
Customer receivables (Note 10)	31.229.003	29.337.889
Receivable from Group and associated companies (Note 11)	2.200.004	542.373
Tax receivables (Note 18)	2.498.046	4.525.686
Sundry accounts receivable	1.224.212	1.045.347
Allowance for bad debts	(2.142.594)	(2.031.323)

	3.024.197	—

Cash	2.197.242	783.412

Accrual accounts	1.248.554	959.882

Total current assets	91.919.595	74.041.862

TOTAL ASSETS	122.897.978	100.564.575

SHAREHOLDERS’ EQUITY AND LIBILITIES	2000	1999
SHAREHOLDERS’ EQUITY (Note 12):
Capital stock	27.731.222	27.731.222
Legal reserve	3.841.919	1.830.689
Reserve for treasury stock	487.979	487.979
Other reserves	23.161.203	8.708.712
Reserves at companies consolidated by the global integration method	(537.481)	(1.321.549)
Prior years’ losses	—	(3.648.582)
Unallocated earnings	1.558.410	1.558.410
Translation differences	57.568	49.619
Income attributed to the Controlling Company	20.506.021	20.887.371
Consolidated income	20.517.144	20.876.070
Loss attributed to minority interests	(11.123)	11.301

Total shareholders’ equity	76.806.841	56.292.871

MINORITY INTERESTS (Note 13)	145.926	150.445

DEFERRED REVENUES	4.875	12.575
PROVISIONS FOR CONTINGENCIES AND EXPENSES	—	3.147.474

LONG-TERM DEBT:
Payable to credit entities (Note 14)	11.195	2.236.763
Other accounts payable (Note 15)	486.624	128.336
Long-term payables to Group and associated companies (Note 11)	102.907	143.300
Capital payments payable (Note 8)	64.967	17.500

Total long-term debt	665.693	2.525.866

CURRENT LIABILITIES:

Payable to credit entities (Note 14)	3.269.228	6.126.715
Trade accounts payable (note 16)	30.402.881	23.705.937
Payable to Group and associated companies (Note 11)	2.584.979	707.395
Customer advances	134.582	346.585
Accrued taxes payable (Note 18)	2.814.104	1.781.203
Compensation payable	371.872	371.079
Other nontrade payables	426.809	109.682

Other provisions (Note 17)	4.796.844	4.623.886
Accrual accounts	473.344	662.829

Total current liabilities	45.274.643	38.435.311

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	122.897.978	100.564.575

ANTENA 3 DE TELEVISIÓN, S.A. AND DEPENDENT COMPANIES

2000 AND 1999 CONSOLIDATED STATEMENTS OF INCOME

(Currency – Thousand of Spanish Pesetas)

DEBIT	2000	1999
EXPENSES:
Decrease in commercial product inventories		—
Program amortization and other supplies (Note 21)	46.610.546	34.656.373
Personal expenses (Note 21)	17.608.818	15.080.942
Period depreciation and amortization	2.793.953	2.052.129
Variation in operating provisions	175.960	(129.753)

Rent and royalties (Note 21)	4.604.273	5.598.979
Other current operating expenses (Note 21)	15.118.806	14.585.087
Taxes other than income	110.217	53.349

	87.022.573	71.897.106

Operating income	29.993.616	28.251.581

Financial and similar expenses	534.021	1.054.910
Exchange losses	574	820.182

	534.595	1.875.092

Amortization of goodwill	577.959	374.185

Income from ordinary activities	29.219.033	26.571.167

Losses on intangible assets and tangible fixed assets	60.595	102.861
Variation in control portfolio provisions (Note 8)	616.708	270.302
Prior years’ extraordinary expenses and losses		—

(Notes 21)	1.948.246	3.386.274

	2.625.549	3.759.437

Consolidated income before taxes	29.179.964	24.484.185

Corporate income tax (Note 18)	8.662.820	3.608.115

Consolidated income for the year	20.517.144	20.876.070

Loss attributed to minority interests	(11.123)	11.301

Income for the year attributed to the Controlling Company	20.506.021	20.887.371

CREDIT	2000	1999
REVENUES:
Net revenues (Note 21)
Sales	119.801.778	103.554.957
Sales discounts	(8.775.364)	(7.454.893)

	111.026.414	96.100.064
Increase in commercial product inventories	438.663	25.648
Other revenues (Note 21)	5.551.112	4.022.975

	117.016.189	100.148.687

Interest and similar revenues	241.545	306.910

Exchange gains	96.426	261.953

	337.971	568.863

Financial loss	196.624	(568.863)

Gains on intangible assets and tangible fixed assets	54.811	12.030
Prior years’ income	—	—

Extraordinary revenues (Note 21)	2.531.669	1.660.425

	2.586.480	1.672.455

Extraordinary loss	39.069	2.086.982

ANTENA 3 DE TELEVISIÓN, S.A. AND DEPENDENT COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1999 AND 1998

(Currency – Thousands of Spanish Pesetas)

ASSETS	1999	1998
FIXED AND OTHER NONCURRENT ASSETS
Start-up expenses	266,655	213,974
Intangible assets (Note 6)	1,082,679	843,109
Tangible fixed assets (Note 7)	18,625,602	16,646,971
Land and structures	8,916,887	10,155,134
Technical installations	14,706,104	11,127,135
Other tangible fixed assets	4,957,682	3,527,318
Accumulated depreciation	(9,955,071)	(8,162,616)
Long-term financial investments (Note 8)	863,153	288,040
Shares of the Controlling Company (Note 12)	487,979	344,975
Prepaid taxes (Note 18)	2,801,983	3,978,126

Total fixed and other noncurrent assets	24,128,051	22,315,195

GOODWILL (Note 5)	2,385,883	97,987

DEFERRED CHARGES	8,779	281

CURRENT ASSETS:
Inventories (Note 9)	38,878,596	36,113,884
Programs rights	31,887,835	29,245,668
Consumables and other inventories	1,911,514	2,367,518
Advanced to suppliers	5,079,247	4,500,698
Accounts receivable	33,419,972	23,609,566
Customer receivables (Note 10)	29,337,889	22,686,072
Receivable from Group and associated companies (Note 11)	542,373	316,988
Tax receivables (Note 18)	4,525,686	1,472,656
Sundry accounts receivable	1,045,347	1,272,412
Allowance for bad debts	(2,031,323)	(2,138,562)

Cash	783,412	5,626,816

Accrual accounts	959,882	185,164

Total current assets	74,041,862	65,535,430

TOTAL ASSETS	100,564,575	87,948,893

SHAREHOLDERS’ EQUITY AND LIABILITIES	1999	1998
SHAREHOLDERS’ EQUITY (Note 12):
Capital stock	27,731,222	27,778,000
Legal reserve	1,830,689	516,363
Reserve for treasury stock	487,979	344,975
Other reserves	8,708,712	—
Reserves at companies consolidated by the global integration method	(1,312,549)	(225.203)
Prior years’ losses	(3,648,582)	(3,648,582)
Unallocated earnings	1,558,410	1,701,414
Translation differences	49,619	39,188
Income attributed to the Controlling Company	20,887,371	12,060,519
Consolidated income	20,876,070	12,055,280
Loss attributed to minority interests	11,301	5,239

Total shareholders’ equity	56,292,871	38,566,674

MINORITY INTERESTS (Note 13)	150,454	942
DEFERRED REVENUES	12,575	20,444
PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 4-m)	3,147,474	4,250,000

LONG-TERM DEBT:
Payable to credit entities (Note 14)	2,236,763	11,778,00
Other accounts payable (Note 15)	128,336	349,423
Long-term payables to Group and associated companies (Note 11)	143,300	—
Capital payments payable (Note 8)	17,500	25,375

Total long-term debt	2,525,899	12,152,798

CURRENT LIABILITIES:
Payable to credit entities (Note 14)	6,126,715	11,993,937
Trade accounts payable (note 15)	23,705,937	13,745,527
Payable to Group and associated companies (Note 11)	707,395	147,011
Customer advances (Note 16)	346,585	277,817
Accrued taxes payable (Note 18)	1,781,203	3,027,927
Compensation payables	371,079	256,332
Other nontrade payable	109,682	91,770
Other provisions (Note 17)	4,623,886	3,417,914
Accrual accounts	662,829	—

Total current liabilities	38,435,311	32,958,235

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	100,564,575	87,948,893

ANTENA 3 DE TELEVISIÓN, S.A. AND DEPENDENT COMPANIES

1999 AND 1998 CONSOLIDATED STATEMENTS OF INCOME

(Currency – Thousand of Spanish Pesetas)

DEBIT	1999	1998
EXPENSES:
Decrease in commercial product inventories	—	1.417
Program amortization and other supplies (Note 21)	34.656.373	27.321.703
Personal expenses (Note 21)	15.080.942	12.321.703
Period depreciation and amortization	2.052.129	1.538.940
Variation in operating provisions	(129.753)	342.540
Rent and royalties (Note 21)	5.598.979	4.855.386
Other current operating expenses (Note 21)	14.585.087	11.448.067
Taxes other than income tax	53.349	49.710

	71.897.106	57.806.608

Operating income	28.251.581	20.048.421

Financial and similar expenses	1.054.910	2.321.175
Exchange losses	820.182	1.219

	1.875.092	2.322.394

Amortization of goodwill	374.185

Income from ordinary activities	26.571.167	17.980.039

Losses on intangible assets and tangible fixed assets	102.861	221.015
Variation in control portfolio provisions (Note 8)	270.302	546.828
Variation in provisions for treasury stock	—	103.383

Prior years’ extraordinary expenses and losses

(Notes 4-m and 21-h)	3.386.274	10.604.396

	3.759.437	11.475.622

Consolidated income before taxes	24.484.185	14.969.850

Corporate income tax (Note 18)	3.608.115	2.914.570

Consolidated income for the year	20.876.070	12.055.280

Loss attributed to minority interests	11.301	5.239

Income for the year attributed to the Controlling Company	20.887.371	12.060.519

CREDIT	1999	1998
REVENUES:
Net revenues (Note 21)
Sales	103.554.957	83.260.747
Sales discounts	(7.454.893)	(8.309.660)

	96.100.064	74.951.087
Increase in commercial product inventories	25.648	90.790
Other revenues (Note 21)	4.022.975	2.813.152

	100.148.687	77.855.029

Interest and similar revenues	306.910	105.086
Exchange gains	261.953	148.926

	568.863	254.012

Financial loss	1.306.229	2.068.382

Gains on intangible assets and tangible fixed assets	12.030	235.488
Prior years’ income	—	7.440
Extraordinary revenues (Note 21)	1.660.425	8.222.505

	1.672.455	8.465.433

Extraordinary loss	2.086.982	3.010.189

UNOFFICIAL ENGLISH LANGUAGE TRANSLATION OF THE CONSOLIDATED

FINANCIAL STATEMENTS OF ANTENA 3 FOR THE YEARS ENDED AND AT

DECEMBER 31, 2001 AND 2000.

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 24).

In the event of a discrepancy, the Spanish-language version prevails.

Auditors’ report on consolidated financial statements

To the Shareholders of

Antena 3 de Televisión, S.A.:

1.	We have audited the consolidated financial statements of ANTENA 3 DE TELEVISIÓN, S.A. AND DEPENDENT COMPANIES comprising the consolidated balance sheet as of December 31, 2000, and the related consolidated statement of income and notes to consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Controlling Company’s directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require an examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2.	As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2000 figures for each item in the consolidated balance sheet and consolidated statement of income, the figures for 1999. Our opinion refers only to the 2000 consolidated financial statements. Our auditors’ report dated March 27, 2000, on the 1999 consolidated financial statements contained a qualified opinion.

3.	In our opinion, the consolidated financial statements for 2000 referred to above present, in all material respects, a true and fir view of the net worth and financial position of Antena 3 de Televisión, S.A. and Dependent Companies as of December 31, 2000, and of the results of their operations in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

4.	The accompanying consolidated management report for 2000 contains the explanations which the directors consider appropriate about the Group’s situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated management report is consistent with that contained in the consolidated financial statements for 2000. Our work as auditors was confined to checking the consolidated management report with the aforementioned scope, and did not include a review of any information other than that drawn from the Group’s accounting records.

ARTHUR ANDERSEN

Luis Jiménez Guerrero

March 21, 2001

ANTENA 3 DE TELEVISIÓN, S.A. AND DEPENDENT COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2000 AND 1999

(Thousands of Euros)

ASSETS	2000	1999
FIXED AND OTHER NONCURRENT ASSETS
Start-up expenses	181.715	266.655
Intangible assets (Note 6)	1.561.718	1.082.679
Tangible fixed assets (Note 7)	21.352.114	18.625.602
Land and structures	9.352.573	8.916.887
Technical installations	16.840.093	14.706.104
Other tangible fixed assets	6.802.093	4.957.682
Accumulated depreciation	(12.165.294)	(9.955.071)
Long-term financial investments (Note 8)	1.097.052	863.153
Shares of the Controlling Company (Note 12)	487.979	487.979
Prepaid taxes (Note 18)	1.237.956	2.801.983

Total fixed and other noncurrent assets	25.918.534	24.128.051

GOODWILL (Note 5)	5.058.534	2.385.883

DEFERRED CHARGES	1.683	8.779

CURRENT ASSETS:
Inventories (Note 9)	50.440.931	38.878.596
Programs rights	39.410.354	31.887.835
Consumables and other inventories	2.322.438	1.911.514

Advanced to suppliers	8.708.139	5.079.247
Accounts receivable	35.008.671	33.419.972
Customer receivables (Note 10)	31.229.003	29.337.889
Receivable from Group and associated companies (Note 11)	2.200.004	542.373
Tax receivables (Note 18)	2.498.046	4.525.686
Sundry accounts receivable	1.224.212	1.045.347
Allowance for bad debts	(2.142.594)	(2.031.323)

	3.024.197	—

Cash	2.197.242	783.412

Accrual accounts	1.248.554	959.882

Total current assets	91.919.595	74.041.862

TOTAL ASSETS	122.897.978	100.564.575

SHAREHOLDERS’ EQUITY AND LIBILITIES	2000	1999
SHAREHOLDERS’ EQUITY (Note 12):
Capital stock	27.731.222	27.731.222
Legal reserve	3.841.919	1.830.689
Reserve for treasury stock	487.979	487.979
Other reserves	23.161.203	8.708.712
Reserves at companies consolidated by the global integration method	(537.481)	(1.321.549)
Prior years’ losses	—	(3.648.582)
Unallocated earnings	1.558.410	1.558.410
Translation differences	57.568	49.619
Income attributed to the Controlling Company	20.506.021	20.887.371
Consolidated income	20.517.144	20.876.070
Loss attributed to minority interests	(11.123)	11.301

Total shareholders’ equity	76.806.841	56.292.871

MINORITY INTERESTS (Note 13)	145.926	150.445

DEFERRED REVENUES	4.875	12.575
PROVISIONS FOR CONTINGENCIES AND EXPENSES	—	3.147.474

LONG-TERM DEBT:
Payable to credit entities (Note 14)	11.195	2.236.763
Other accounts payable (Note 15)	486.624	128.336
Long-term payables to Group and associated companies (Note 11)	102.907	143.300
Capital payments payable (Note 8)	64.967	17.500

Total long-term debt	665.693	2.525.866

CURRENT LIABILITIES:

Payable to credit entities (Note 14)	3.269.228	6.126.715
Trade accounts payable (note 16)	30.402.881	23.705.937
Payable to Group and associated companies (Note 11)	2.584.979	707.395
Customer advances	134.582	346.585
Accrued taxes payable (Note 18)	2.814.104	1.781.203
Compensation payable	371.872	371.079
Other nontrade payables	426.809	109.682
Other provisions (Note 17)	4.796.844	4.623.886
Accrual accounts	473.344	662.829

Total current liabilities	45.274.643	38.435.311

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	122.897.978	100.564.575

The accompanying Notes 1 to 24 are an integral part of the consolidated balance sheet as of December 31, 2000.

ANTENA 3 DE TELEVISIÓN, S.A. AND DEPENDENT COMPANIES

2000 AND 1999 CONSOLIDATED STATEMENTS OF INCOME

(Currency – Thousand of Spanish Pesetas)

DEBIT	2000	1999
EXPENSES:
Decrease in commercial product inventories		—
Program amortization and other supplies (Note 21)	46.610.546	34.656.373
Personal expenses (Note 21)	17.608.818	15.080.942
Period depreciation and amortization	2.793.953	2.052.129
Variation in operating provisions	175.960	(129.753)
Rent and royalties (Note 21)	4.604.273	5.598.979
Other current operating expenses (Note 21)	15.118.806	14.585.087
Taxes other than income	110.217	53.349

	87.022.573	71.897.106

Operating income	29.993.616	28.251.581

Financial and similar expenses	534.021	1.054.910
Exchange losses	574	820.182

	534.595	1.875.092

Amortization of goodwill	577.959	374.185

Income from ordinary activities	29.219.033	26.571.167

Losses on intangible assets and tangible fixed assets	60.595	102.861
Variation in control portfolio provisions (Note 8)	616.708	270.302
Prior years’ extraordinary expenses and losses		—

(Notes 21)	1.948.246	3.386.274

	2.625.549	3.759.437

Consolidated income before taxes	29.179.964	24.484.185

Corporate income tax (Note 18)	8.662.820	3.608.115

Consolidated income for the year	20.517.144	20.876.070

Loss attributed to minority interests	(11.123)	11.301

Income for the year attributed to the Controlling Company	20.506.021	20.887.371

CREDIT	2000	1999
REVENUES:
Net revenues (Note 21)
Sales	119.801.778	103.554.957
Sales discounts	(8.775.364)	(7.454.893)

	111.026.414	96.100.064
Increase in commercial product inventories	438.663	25.648
Other revenues (Note 21)	5.551.112	4.022.975

	117.016.189	100.148.687

Interest and similar revenues	241.545	306.910

Exchange gains	96.426	261.953

	337.971	568.863

Financial loss	196.624	(568.863)

Gains on intangible assets and tangible fixed assets	54.811	12.030
Prior years’ income	—	—

Extraordinary revenues (Note 21)	2.531.669	1.660.425

	2.586.480	1.672.455

Extraordinary loss	39.069	2.086.982

The accompanying Notes 1 to 24 are an integral part of the 2000 consolidated statement of income.

Antena 3 de Televisión, S.A.

And Dependent Companies

2000 Consolidated Financial Statements

And Management Report

together with Auditors’ Report

Translation of reports and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 24). In the event of a discrepancy, the Spanish-language version prevails.

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 24). In the event of a discrepancy, the Spanish-language version prevails.

Antena 3 de Televisión, S.A.

And Dependent Companies

Notes To 2000 Consolidated Financial Statements

1. Description of the companies

Antena 3 de Televisión, S.A., the Group’s Controlling Company, was incorporated on June 7, 1988, and its then sole corporate purpose was the indirect management of a television service.

For this purpose, it submitted its bid in response to the call for tenders made in accordance with Article 8 of Private Television Law 10/1988 and was awarded a license for the indirect management of the television service, per a resolution of the Council of Ministers dated August 25, 1989, for a period of ten years ending on April 3, 2000.

On May 7, 1996, the Shareholders’ Meeting resolved to change and expand the Company’s corporate purpose as permitted by Satellite Telecommunications Law 37/1995.

On March 10, 2000, the Council of Ministers adopted a resolution for the renewal of the license for the indirect management of the television service for a period of ten years from April 3, 2000. The terms of this renewal are the same as for the former license, with the additional conditions resulting from the provisions of the Spanish National Technical Digital Terrestrial Television Plan and of the Technical Regulations for the Provision of the Terrestrial Digital Television Service.

Royal Decree 2169/1998 enacting the Spanish National Technical Digital Terrestrial Television Plan states that the holders of the licenses for the essential television service must make a technological change within two years from renewal of the license to enable them to start broadcasting using digital technology. The Company is currently adapting itself to this technology and expects to meet the deadlines provided for in the aforementioned Royal Decree (see Note 6).

The other Group companies mainly carry on business activities relating to the production, copying and broadcasting of sounds and images, TV home shopping and internet services (see Note 2).

2. Dependent companies

The consolidated dependent companies are as follows:

	Location	Year of Incorporation	Line of Business	Ownership
Corporate Name				Owner Company	%
Publicidad 3, S.A.	Madrid	1982	Advertising	Antena 3 de Televisión, S.A.	100
Productora de Aragón, S.A.	Zaragoza	1991	Inactive	Publicidad 3, S.A.	100
Antena 3 Editorial, S.A.	Madrid	1990	Management of rights	Antena 3 de Televisión, S.A.	100
Antena 3 International, Inc.	U.S.A.	1994	Satellite television	Antena 3 de Televisión, S.A.	100
Antena 3 Perú, S.A.	Peru	1995	Portfolio company	Antena 3 de Televisión, S.A.	100
Antena 3 Directo, S.A.U.	Madrid	1994	TV home shopping	Antena 3 de Iniciativas Comerciales, S.A.	100
Farmaplaning, S.L.	Madrid	1995	TV home shopping	Antena 3 de Televisión, S.A.	100
Digimedia, S.A.	Madrid	1994	Sale of audiovisual technology	Antena 3 Interactiva, S.A.	100
Guadiana Producciones, S.A.	Madrid	1994	Audiovisual productions	Antena 3 Iniciativas Comerciales, S.A.	100
Antena 3 Temática, S.A.	Madrid	1998	Thematic TV channel production	Antena 3 de Televisión, S.A.	100
Arbatax Emisiones Audiovisuales, S.A.	Madrid	1998	Thematic TV channel production	Antena 3 Temática, S.A.	100
Antena 3 Iniciativas Comerciales, S.A.	Madrid	1998	Processing of TV-sales	Antena 3 de Televisión, S.A.	100
Antena 3 Interactiva, S.A.	Madrid	1998	TV Internet services	Antena 3 de Televisión, S.A.	100
Antena 3 Producciones, S.A.	Peru	1998	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Nova Televisió, S.A.	Mallorca	1991	Audiovisual productions	Antena 3 de Televisión, S.A.	51
Battres Comunicación Alternativa, S.A.	Valencia	1998	Organization and management of events	Antena 3 Iniciativas Comerciales, S.A.	100
Movierecord Cine, S.A.	Madrid	1966	Sale and lease of advertising in Spanish cinemas	Antena 3 de Televisión, S.A.	100
Antena 3 Castilla-León, S.A.	Valladolid	1993	Audiovisual productions	Antena 3 de Televisión, S.A.	60
Gestión de Telecomunicaciones 2000, S.L. (a)	Madrid	1998	Audiovisual productions	Antena 3 Temática, S.A.	95
Sprayette, S.A. (a)	Argentina	1990	TV home shopping	Antena 3 directo, S.A.	71
Inversiones Valores Inmuebles, S.L (a)	Barceloma	1987	Portfolio company	Antena 3 de Televisión, S.A.	77
Compunet Servicios Telemáticos, S.A. (a)	Madrid	1976	Internet	Inversiones Valores Inmuebles, S.L.	66
				Antena 3 de Televisión, S.A.	20
Cinemagazine, S.A. (a)	Barcelona	1983	Internet	Compunet Servicios Telemáticos, S.A.	100

(a)	Companies included in the Consolidation during year 2000 because of acquisition or increase in the ownership percentage (this is the case of “Gestión de Telecomunicaciones, 2000, S.L.”).

2

The holdings in the capital stock of companies at which the Group does not participate in, or exercise influence over, their management, and those in companies which, despite the Group’s participation in their management, did not carry out material transactions were not consolidated. The effect on the consolidated financial statements of not consolidating these holdings is not material. The holdings not consolidated are as follows:

Corporate Name	Location	Line of Business	Owner Company	%
Group companies-
Famosos, Artistas, Músicos y Actores, S.A. (a)	Madrid	Artists representing	Antena 3 de Televisión, S.A.	100
Megatrix, S.A. (b)	Madrid	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Ensueño Films, S.L. (b)	Madrid	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Licencias e Imagen, S.A.	Madrid	Merchandising	Antena 3 Iniciativas Comerciales, S.A.	100
Digimedia Extremadura, S.A.	Madrid	Inactive	Digimedia, S.A.	80
Servisord Networks, S.A. (b)	Madrid	Internet	Antena 3 Interactiva, S.A.	70
Megamundi, S.A.	Madrid	Magazine preparation, editing and publishing	Antena 3 Iniciativas Comerciales, S.A.	51
Battres Canarias, S.A.	Las Palmas	Design and creation of events	Battres Comunicación Alternativa, S.A.	100
Arttr3s Event, Comunicación global, S.A. (b)	Valencia	Design and creation of events	Battres Comunicación Alternativa, S.A.	75
Associated companies-
Level 51, S.L. (b)	Madrid	Internet	Antena 3 Interactiva, S.A.	50
Superdeporte ATZ, S.A. (b)	Sevilla	Audiovisual productions	Antena 3 Temática, S.A.	50
Audiometría, S.A. (b)	Madrid	Audience measurement	Antena 3 de Televisión, S.A.	50
Ditel XXI, S.A. (b)	Madrid	TV Broadcasting	Antena 3 de Televisión, S.A.	50
Cibertois, S.L. (b)	Madrid	Internet toys selling	Antena 3 de Televisión, S.A.	24,06
Canal Factoría de Ficción, S.A. (b)	Madrid	Fiction production	Antena 3 de Televisión, S.A.	40
Other holdings-
Usandizaga, Canal y Asociados, S.A. (b)	Madrid	Internet	Antena 3 de Televisión, S.A.	15
Media Park, S.A.	Barcelona	Audiovisual theme park	Antena 3 de Televisión, S.A.	5
T.V.I. Televisáo Independiente, S.A.	Lisboa	Televisión	Antena 3 de Televisión, S.A.	2,25
Canal Satélite Digital, S.L.	Madrid	Televisión digital	Antena 3 de Televisión, S.A.	2,25

(a)	During 2000 company “Radiofonía Universal, S.A.” changed its registered name into “Famosos, Artistas, Músicos y Actores, S.A.”
(b)	Companies acquired or started up during 2000.

3. Basis of presentation of the consolidated financial statements

a)	True and fair view

The accompanying consolidated financial statements as of December 31, 2000, which were prepared from the accounting records of Antena 3 de Televisión, S.A. and its consolidated dependent companies (listed in Note 2), are presented in accordance with Royal Decree 1815/1999 enacting the regulations for preparation of consolidated financial statements and, accordingly, give a true and fair view of the Group’s net worth, financial position and results of operations at that date.

Thee consolidated financial statements and the individual financial statements of the Group Companies as of December 31, 2000, which were prepared by the Companies’ respective directors, will be submitted for approval by the respective Shareholders’ Meetings, and it is considered that they will be approved without any changes.

(b)	Consolidation principles

The companies over which Antena 3 de Televisión, S.A. exercises effective control by virtue of ownership of a majority of the voting rights in their representation and decision-making bodies were consolidated by the global integration method; where appropriate, the companies in which there is significant influence but not ownership of a majority of the voting rights or joint management with third parties are carried by the equity method (see Notes 2 and 8).

3

All material accounts and transactions between the companies consolidated by the global integration method were eliminated in consolidation.

The equity of third parties in the capital stock, reserves and results of the companies consolidated by the global integration method is presented under the “Minority Interests” caption in the accompanying consolidated balance sheet.

The consolidated financial statements do not include the tax effect of transferring the reserves of the consolidated dependent companies to the Controlling Company’s accounts, since it is considered that no reserves not taxed at source will be transferred and that these reserves will be used as self-financing resources by the respective consolidated dependent companies.

4. Valuation standards

The main valuation methods applied by the Group in preparing its consolidated financial statements for 2000 were as follows:

a)	Goodwill in consolidation

The 2000 consolidated financial statements include goodwill in consolidation, net of amortization, arising as a result of the positive difference between the amounts paid for the acquisition of the shares of dependent companies consolidated by the global integration method and their underlying book value.

The “Goodwill in Consolidation” arose on the acquisition of the holding in Movierecord Cine, S.A. and the 40% holding in the capital stock of Antena 3 Directo, S.A.U. in 2000. This goodwill is being amortized on a straight-line basis over five years, the period over which it is considered that goodwill will contribute to the obtaining of income.

Those goodwill funds depreciate in a straight-line basis over five years except for the one created in the acquisition of Sprayette, S.A., which depreciates in ten years, and goodwills arisen from the acquisition of the holdings in Inversiones Valores Inmuebles, S.L. and Compunet Servicios Telemáticos, S.A., which depreciate in three years, starting January, 1, 2001, as these are the periods in which revenues are expected to arise from these investments.

Furthermore, during 2000 other goodwills arose from the acquisition of the whole equity of Battres Comunicación Alternativa, S.A., Digimedia, S.A. y Arbatax Emisiones Audiovisuales, S.A. for an amount of Ptas. 20.485.000. In 2000 the Group wrote off this goodwill with a charge to the “Amortization of Goodwill” caption in the accompanying consolidated statement of income.

b)	Translation methods (yearend exchange rate method)

The financial statements of the dependent companies abroad were translated to pesetas at the exchange rates ruling at year-end, except for:

1. Capital stock and reserves, which were translated at historical exchange rates.

2. Income statements, which were translated at the average exchange rates for the year.

The exchange differences arising from application of these procedures are included under the “Shareholders’ Equity - Translation Differences” caption in the accompanying consolidated balance sheet (see Note 12).

4

c)	Startup expenses

Start-up expenses, which relate mainly to capital increase and start-up expenses, are recorded at cost. These expenses are amortized on a straight-line basis over five years. Ptas. 108.243.000 of amortization of start-up expenses were charged to the consolidated statement of income in 2000.

The main additions in 2000 relate to the expenses incurred in the start-up of the new business activities initiated by the Group in 2000.

d)	Intangible assets

This caption in the consolidated balance sheet includes basically the costs incurred in the acquisition or production of computer software when it will foreseeably be used for several years. Most of these assets are amortized on a straight-line basis over a maximum period of five years. In the event of software obsolescence, the related provisions for diminution in value are recorded or the asset is definitively retired. Ptas. 278.976.000 of amortization of intangible assets were charged to the consolidated statement of income in 2000 (see Note 6).

e)	Tangible fixed assets

Tangible fixed assets are carried at cost (see Note 7).

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The Group depreciates its tangible fixed assets by the straight-line method at annual rates based on the following years of estimated useful life:

Years of Estimated Useful Life
Structures	33
Technical installations and machinery	10 and 12,5
Other installations	5, 10 and 12,5
Furniture	10
Computer hardware	5 to 10
Transport equipment and Other tangible fixed assets	6 and 10

Ptas. 2.406.734.000 of depreciation were charged to the consolidated statement of income in 2000.

f)	Longterm financial investments

The long-term financial investments composing the long-term investment securities portfolio included under the “Long-Term Financial Investments” caption on the asset side of the accompanying consolidated balance sheet as of December 31, 2000, are carried at cost.

Antena 3 de Televisión, S.A. and its dependent companies record the appropriate provisions for portfolio depreciation if cost is higher than market value. The market value of unlisted securities is taken to be their underlying book value. The provision for diminution in value of long-term financial investments charged to the 2000 consolidated statement of income amounted to Ptas. 616.708.000, and this amount was recorded under the “Variation in Control Portfolio Provisions” caption.

5

These investments were made mainly by Antena 3 de Televisión, S.A. which, as indicated in Note 2, does not present consolidated financial statements with all its investees. The increases or decreases in value of the holdings in nonconsolidated investees that would arise from application of consolidation principles would not be material.

g)	Shares of the controlling company

The shares of the Controlling Company acquired without there being a capital reduction resolution by the Controlling Company’s Shareholders’ Meeting are valued at acquisition cost, net, if appropriate, of the provisions required to adjust this value to their underlying book value.

Also, in accordance with Article 79 of the revised Corporations Law, the Group has recorded a restricted reserve for an amount equal to the acquisition cost of the Controlling Company’s shares. This reserve is included under the “Shareholders’ Equity” caption in the accompanying consolidated balance sheet.

h)	Inventories

Program rights

Rights and program inventories are valued, based on their nature, as follows:

1.	Inventoriable in-house productions (programs produced to be rerun, such as series) are recorded at acquisition and/or production cost, which include both external costs invoiced by third parties for program production and for the acquisition of resources, and internal production costs, which are calculated by applying preset internal rates on the basis of the time during which operating resources are used in production.

The costs incurred in producing the programs are recorded on the basis of their nature under the appropriate captions in the consolidated statement of income and are included under the “Program Rights” caption with a credit to the “Inclusion in Inventories” caption in the consolidated statement of income.

Amortization of these programs is recorded under the “Program Amortization” caption in the consolidated statement of income on the basis of the number of showings, in accordance with the following percentages:

Percentage of Amortization
1st showing	70
2nd showing	25
Residual value	5

Given their special nature, the series which are broadcast daily are amortized 95% when the first showing of each episode is broadcast, the remaining 5% being maintained as residual value.

The residual value of the series is recorded as an expense in the consolidated statement of income on the basis of the sales of broadcasting rights to other operators, both in Spain and abroad. In any event, after the sixth year from the date when production of the program was completed, the unamortized cost is written off in full.

6

2.	Non-inventoriable in-house productions (programs produced to be run only once) are valued by the same methods and procedures as those used to value inventoriable in-house productions. Programs produced and not shown are recorded at year-end under the “Program Rights – In-House Production and Production in Process” caption in the consolidated balance sheet. The cost of these programs is recorded under the “Program Amortization” caption in the consolidated statement of income at the time of the first showing.

3.	Rights on outside productions (films, series and other similar productions) are recorded at acquisition cost. These rights are deemed to be acquired when the term of the right commences for the Group. Payments to outside production distributors made prior to commencement of the term of the right are recorded under the “Advances to Suppliers” caption in the consolidated balance sheet. The amortization of the rights is recorded in the consolidated statement of income under the “Program Amortization” caption on the basis of the number of showings, in accordance with the following percentages, which are set on the basis of the number of showings contracted:

	Number of Showings Contracted
Films	1	2	3 or more
1st showing	100%	50%	50%
2nd showing	—	50%	30%
3rd showing	—	—	20%

	Number of Showings Contracted
Series	1	2 or more
1st showing	100%	50%
2nd showing	—	50%

4.	Broadcasting rights are recorded at cost. The cost of these rights is recorded under the “Program Amortization” caption in the consolidated statement of income at the time of broadcast of the event on which the rights were acquired.

5.	The Group’s thematic television channels include rights acquired from third parties and programs produced for showing or sale and are valued at acquisition cost and production cost, respectively.

These channels and rights are amortized as follows:

a.	In-house productions: 50% when the first showing is broadcast. Subsequent showings of the programs take place over a period of approximately three months and 40% of the cost is allocated to the consolidated statement of income after the end of the third month from the date of the first showing. The effect on the consolidated statement of income for the year with respect to the first straight-line allocation of the cost in the aforementioned three-month period is not material. The residual value remains in inventories for the following four years. After the fourth year the unamortized cost is written off.

b.	In-house documentary productions: 90% when the first showing is broadcast. The residual value remains in inventories for the following four years. After the fourth year the unamortized cost is written off.

7

d.	Documentaries acquired from third parties: Amortization is recorded in the consolidated statement of income on the basis of the number of showings contracted.

Consumables and other

Dubbings, sound tracks, titles and tunes of outside productions are recorded at acquisition or production cost. The amortization of rights is recorded under the “Program Amortization” caption in the consolidated statement of income at the time of the showing, by the same method as that used for outside productions.

Other inventories are recorded at acquisition cost and are allocated to income by the effective or actual amortization method over the usage period.

Provisions

The Group records provisions to reduce the unamortized portion of the value of in-house productions and of the rights on outside productions which it considers will not be shown. When the rights expire, the provisions recorded are used to write off the cost of the rights.

The Group records the appropriate provisions for diminution in value of the rest of its inventories to reduce them to realizable value.

Classification of programs

Program inventories are classified as current assets in accordance with the Spanish National Chart of Accounts and the general practice in the industry in which the Group operates. However, programs are used over several years (see Note 9).

i)	Short-term financial investments

This caption includes the loan granted to a company, maturing on November 29, 2001, and earning annual market interest tied to Euribor. The Company records this loans at the amount effectively paid plus the related unmatured interest earned at year-end. Additionally, the Company pledged all the capital stock of this company as security for the obligations arising from this loan.

j)	Cash

The balance of this caption relates mainly to the Group’s year-end bank deposits and short-term financial investments (principally in government debt securities). The Group records these short-term financial investments for the amount actually paid and the accrued unmatured interest at year-end arising from these acquisitions. As of December 31, 2000, the Group’s short-term deposits amounted to Ptas. 96.210.000.

8

k)	Exchange differences

Fixed assets and receivables and payables denominated in foreign currencies are translated to pesetas at the exchange rates ruling at the transaction date, and receivables and payables are adjusted at year-end to the exchange rates then prevailing, unless hedges have been arranged, in which case they are valued at the hedged exchange rate.

The positive net differences arising as a result of translation at year-end of the receivables and payables in foreign currencies are recorded under the “Deferred Revenues” caption on the liability side of the consolidated balance sheet, unless exchange losses have been charged to income in prior years, in which case the positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years. The negative differences are charged to income. The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are repaid early, or as negative exchange differences for the same or a higher amount are recognized.

l)	Corporate income tax

The expense for corporate income tax of each year is calculated on the basis of the book income before taxes of each Group company, increased or decreased, as appropriate, by the permanent differences from taxable income. Tax relief and tax credits are recorded as a reduction of the corporate income tax expense of the year. The Group records on the asset and liability sides of the consolidated balance sheet the timing differences giving rise to prepaid and deferred taxes in the individual tax returns of the Consolidated Companies (see Note 18).

The Group does not file consolidated tax returns. Accordingly, each company is taxed separately and prepares its own tax returns. The tax situation of the Group Companies are disclosed in their respective individual financial statements.

m)	Recognition of revenues and expenses

General method

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the Consolidated Companies only record realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

Advertising revenues

The Company currently obtains mainly paid advertising revenues, which are recorded in the income statement when the advertising spot is broadcast.

TV home shopping revenues

These revenues are recorded in the consolidated statement of income at the time when title to the goods is transferred.

9

Thematic television channel revenues

Two types of revenues are currently obtained from thematic television channels:

1.	Revenues from subscribers to the thematic channel signal are recorded monthly in the consolidated statement of income based on the contractual agreements established with the signal distribution platforms if there is an established minimum number of subscribers. If the minimum number of subscribers is not established or the number of subscribers is above the established minimum, revenues are estimated based on projected business plans. Every month the signal distribution platforms report on the billable number of subscribers and the Group adjusts its revenue estimate, which is never material to the final amount to be billed.

2.	Revenues from advertising on the thematic television channel are recorded are recorded in the consolidated statement of income when the advertising spot is broadcast.

Sale of in-house production and other audiovisual rights

The Group records these sales as period revenues when the broadcasting rights for the in-house production are sold. The advances received on sales of broadcasting rights are not taken to income until the rights are transferred.

n)	Provisions for contingencies and expenses

This caption in the accompanying consolidated balance sheet relates to the estimated amount required for probable or certain third-party liability arising from guarantees provided by the Group Companies, litigation, outstanding indemnity payments or obligations of undetermined amount, and for coverage of projected losses. These provisions are recorded when the liability, obligation or decision giving rise to the indemnity, payment or loss arises.

o)	Termination indemnities

Under current labor regulations, the Consolidated Companies are required to make indemnity payments to employees terminated under certain conditions. The Consolidated Companies’ directors consider that no terminations will take place in the near future and, accordingly, no provision has been recorded in this connection in the accompanying consolidated balance sheet as of December 31, 2000.

5. Goodwill in consolidation

The transactions recorded in 2000 in the balance of this caption in the accompanying consolidated balance sheet are summarized as follows:

	Thousands of Pesetas
	Saldo al 31-12-99	Additions	Amortization	Saldo al 31-12-00
Empresas:
Arbatax Emisiones Audiovisuales, S.A.	—	12.000	(12.000)	—
Antena 3 Directo, S.A.	79.922	—	(19.980)	59.942
Movierecord Cine, S.A.	2.305.961	—	(512.436)	1.793.525
Battres Comunicación Alternativa, S.A.	—	7.200	(7.200)	—
Digimedia, S.A.	—	1.285	(1.285)	—
Inversiones Valores Inmuebles, S.L.	—	1.324.829	—	1.324.829
Compunet Servicios Telemáticos, S.A.	—	401.433	—	401.433
Sprayette, S.A.	—	1.503.505	(25.058)	1.478.447

Total	2.385.883	3.250.252	(577.959)	5.058.176

10

6. Intangible assets

The transactions recorded in 2000 in “Intangible Assets” accounts and in the related accumulated amortization are summarized as follows:

	Thousands of Pesetas
	Balance at 12-31-99	Additions to the group	Additions or provisions	Retirements or reductions	Transfers	Balance at 12-31-00
Cost:
Research and development expenses	7.510	8.672	—	(7.510)	—	8.672
Patents and trademarks	50.196	5.536	—	—	—	55.732
Intellectual property	36.487	5.500	25	(682)	—	41.330
Computer software	1.425.992	2.138	901.437	(176.860)	(952)	2.151.755
Rights on leased assets	15.298	2.224	5.614	—	—	23.136
Computer software in progress	1.760	—	—	(1.760)	—	—
Goodwill	12.000	—	—	—	—	12.000

	1.549.243	24.070	907.076	(186.812)	(952)	2.292.625

Accumulated amortization:
Research and development expenses	(7.510)	(286)	(116)	7.510	—	(402)
Patents and trademarks	(16.030)	(2.272)	(10.000)	—	—	(28.302)
Intellectual property	(29.584)	(825)	(2.213)	314	—	(32.308)
Computer software	(399.578)	(855)	(254.037)	11.556	319	(642.595)
Goodwill	(10.062)	—	(2.000)	—	62	(12.000)
Rights on leased assets	(3.800)	(890)	(10.610)	—	—	(15.300)

	(466.564)	(5.128)	(278.976)	19.380	381	(730.907)

Total	1.082.679	18.942	628.100	(167.432)	(571)	1.561.718

The cost or production value and accumulated amortization of the fully amortized intangible assets as of December 31, 2000, amounted to Ptas. 54.318.000.

11

7. Tangible fixed assets

The transactions recorded in 2000 in “Tangible Fixed Assets” accounts and in the related accumulated depreciation are summarized as follows:

	Thousands of Pesetas
	Balance at 12/31/99	Translation Differences	Additions to the Group	Additions or Provisions	Retirements or Reductions	Transfers	Balance at 12/31/00
Cost:
Land and structures	8.916.887	1.138	19.300	1.100.021	(161.892)	(881)	9.874.573
Technical installations and machinery	10.495.579	121	59.572	1.692.473	(280.058)	99.177	12.066.864
Other installations and tools	4.210.525	186	364	604.721	(34.964)	(7.603)	4.773.229

	14.706.104	307	59.936	2.297.194	(315.022)	91.574	16.840.093
Furniture	1.677.756	33	70.613	234.972	(46.930)	(101.649)	1.834.795
Computer hardware	2.095.564	331	25.132	1.083.278	(38.175)	84.967	3.251.097
Transport equipment and other tangible fixed assets	903.926	1.983	4.920	592.289	(76.389)	73.528	1.500.257
Construction in progress	280.436	—	—	82.400	(31.751)	(114.492)	216.593

	28.580.673	3.792	179.901	5.390.154	(670.159)	33.047	33.517.408

Accumulated depreciation:
Structures	(1.316.924)	(30)	(1.307)	(234.204)	5.513	55	(1.546.897)
Technical installations and machinery	(4.450.683)	(33)	(28.857)	(1.105.324)	179.718	(31.165)	(5.436.344)
Other installations and tools	(2.119.161)	85	(9)	(369.933)	19.114	(18.857)	(2.488.761)

	(6.569.844)	52	(28.866)	(1.475.257)	198.832	(50.022)	(7.925.105)
Furniture	(763.564)	326	(33.936)	(161.085)	24.108	59.406	(874.745)
Computer hardware	(782.240)	1	(10.829)	(402.619)	42.088	(9.956)	(1.163.555)
Transport equipment and other tangible fixed assets	(522.499)	(899)	(4.450)	(133.569)	38.384	(31.959)	(654.992)

	(9.955.071)	(550)	(79.388)	(2.406.734)	308.925	(32.476)	(12.165.294)

Total	18.625.602	3.242	100.513	2.983.420	(361.234)	571	21.352.114

The Company is in the process of adapting to the technology of the Spanish National Technical Ground-Based Digital Television Plan and foresees that it will meet the time limits established by Royal Decree 2169/1998, which requires that the holders of the licenses for the essential television service must make a technological change within two years from renewal of the license to enable them to start broadcasting using digital technology (see Note 1). In this connection, in 2000 significant investments were made, mainly in response to the requirements of the Royal Decree, in order to replace the analog systems with digital systems.

As of December 31, 2000, the cost and accumulated depreciation of the fully-depreciated assets in use by the Company amounted to Ptas. 1,748,321,000.

The Group takes out insurance policies to sufficiently cover the possible risks to which its tangible fixed assets are subject.

12

8. Long-term financial investments

The detail of the balance of this caption in the accompanying consolidated balance sheet as of December 31, 2000, is as follows:

	Thousand of Pesetas
	Balance at 12/31/99	Additions or Provisiones	Retirements or reductions	Balancea at 12/31/00
Holdings in Group companies-
Famosos, Artistas, Músicos y Actores, S.A.	10.000	—	—	10.000
Megatrix, S.A.	—	166.386	—	166.386
Ensueño Films, S.L.	—	582	—	582
Licencias e Imagen, S.A.	15.000	—	—	15.000
Digimedia Extremadura, S.A.	8.003	—	—	8.003
Servisord Networks, S.A.	—	30.282	—	30.282
Megamundi, S.A.	25.457	—	—	25.457
Battres Canarias, S.A.	10.000	—	—	10.000
Gestión de Telecomunicaciones 2000, S.L. (a)	1.600	—	(1.600)	—
Freeway Electronics, S.A.	20.000	—	(20.000)	—
Citysan, S.L.	57.500	—	(57.500)	—
Digimedia Andalucía, S.A.	7.024	—	(7.024)	—
Arttr3s Event, Comunicación global, S.A	—	74.874	—	74.874

	154.584	272.124	(86.124)	74.874

Holdings in Associated companies-
Level 51, S.L.	—	168.882	—	168.882
Superdeporte ATZ, S.A.	—	5.008	—	5.008
Audiometría, S.A.	—	25.000	—	25.000
Ditel XXI, S.A.	—	25.000	—	25.000
Cibertois, S.L.	—	197.167	—	197.167
Canal Factoría de Ficción, S.A.	—	39.933	—	39.933

	—	460.990	—	460.990

Holdings in other companies-
Usandizaga, Canal y Asociados, S.A.	—	90.013	—	90.013
T.V.I. Televisâo Independiente, S.A.	335.476	—	—	335.476
Canal Satélite Digital, S.L.	1.514.217	52.500	—	1.566.717
Media Park, S.A.	190.000	—	—	190.000

Total holdings in other companies	2.039.693	142.513	—	2.182.206

Provision for portfolio depreciation	(1.376.752)	(616.708)	61.176	(1.932.284)
Long-term guarantees and deposits	45.628	—	(72)	45.556

Total	863.153	258.919	(25.020)	1.097.052

(a)	This company has been included in the Group consolidation (see Note 2) because of the acquisition during 2000 of an aditional 15% of its capital stock.

The profit obtained by the Group in the selling of its holdings it is not material.

13

The Group and investee companies and relevant information thereon as of December 31, 2000, are as follows:

Company	% of ownership	Thousands of Pesetas
		Capital and Additional paid-in capital		Reserves		Income (loss) for the year		Capital payments payable
Famosos, Artistas, Músicos y Actores, S.A.	100%	10.000		(54)		(1.211)		7.500
Megatrix, S.A.	100%	166.386		—		(76)		—
Ensueño Films, S.L.	100%	582		—		—		—
Licencias e imagen, S.A.	100%	10.000		10.171		7.053		—
Digimedia Extremadura, S.A.	80%	10.016		(b	)	(b	)	—
Servisord Networks, S.A.	70%	43.260		—		(15.574)		—
Megamundi, S.A.	51%	49.916		(144)		(2.644)		—
Battres Canarias, S.A.	100%	10.000		(b	)	(b	)	—
Arttr3s Event, Comunicación global, S.A.	75%	99.832		—		(b	)	—
Level 51, S.L.	50%	337.764		—		—		—
Superdeporte ATZ, S.A.	50%	10.016		—		28.757		—
Audiometría, S.A.	50%	50.000		—		(c	)	18.750
Ditel XXI, S.A.	50%	50.000		—		(c	)	18.750
Cibertois, S.L.	24,06%	819.480		—		(b	)	—
Canal Factoría de Ficción, S.A.	40%	99.833		—		(b	)	19.967
T.V.I. Televisáo Independiente, S.A.	2,25%	17.750.000	(a)	(b	)	(b	)	—
Canal Satélite Digital, S.L.	2,25%	(b	)	(b	)	(b	)	—
Media Park, S.A.	5%	16.752.591		39.321		(1.038.912)		—
Usandizaga, Canal y Asociados, S.A.	15%	408.032		(3.393)		(190.261)		—

								64.967

(a)	In thousands of Portuguese escudos.
(b)	Information not available.
(c)	Inactive in 2000.

The data on the Group companies’ net worth position were obtained from the unaudited financial statements as of December 31, 2000.

None of the Group’s investee companies is listed on Spanish or foreign stock exchanges.

14

9. Inventories

The detail of the balance of this caption in the consolidated balance sheet as of December 31, 2000, is as follows:

Thousands of Pesetas
Program rights, net-
Rights on outside production	27.846.631
In-house productions and programs in process	14.009.721
Sports broadcasting rights	534.688
Allowance for inventory obsolescence	(2.980.686)

39.410.354

Consumables and other-
Dubbing, sound tracks and titles	563.060
Other materials	438.532

1.001.592

Goods for resale	1.231.302
Allowance for diminution in value	(124.431)

1.106.871

Other inventories	213.975

Advances to suppliers	8.708.139

50.440.931

The “Advances to Suppliers” caption in the accompanying consolidated balance sheet as of December 31, 2000, includes basically prepayments in connection with commitments to purchase sports broadcasting rights and outside productions.

At 2000 year-end the Controlling Company had commitments, mainly for the purchase of audiovisual proprietary rights, amounting to US$ 83.500.130 (equal to approximately Ptas 14.318 million) and Ptas. 3.993 million.

It is estimated that Ptas. 22.386 million of rights on in-house and outside productions will be amortized in 2001 (see Note 4-h).

10. Customer receivables

The balance of this caption in the consolidated balance sheet as of December 31, 2000, is made up of the following accounts, which were grouped together for presentation purposes:

Thousands of Pesetas
Customer receivables for sales	29.374.346
Barter customers	1.367.537
Trade notes receivable	329.951
Customer, goods received not invoiced	157.169

Total	31.229.003

15

11. Balances and transactions with group, associated and related companies the detail of the balances of the “receivable from group, associated and related companies”, “short-term Payables to Group, Associated and Related Companies” and “Long-term Payables to Group, Associated and Related Companies” captions on the asset and liability sides of the accompanying consolidated balance sheet as of December 31, 2000, is as follows:

	Thousands of Pesetas
	Operating receivables	Loans granted (a)	Short-Term Payables	Long-term Payables
Group companies:
Ensueño Films, S.L.	21	—	—	—
Megatrix, S.A.	—	103.556	36.806	—
Famosos, Artistas, Músicos y Actores, S.A.	65.962	—	46.430	—
Level 51, S.A.	24.625	—	—	—
Licencias e Imagen, S.L.	43.607	—	20.364	—
Megamundi, S.A.	2.502	—	14.736	—
Associated and related companies:
T.V.I. Televisâo Independente, S.A.	80.656	—	—	—
Canal Factoría de Ficción, S.A.	116.102	—	—	—
Ultima Hora, S.A.	—	—	1.495	—
Ultima Hora Radio, S.A.	70	—	1.021	—
Media Park, S.A.	4.976	—	1.453	—
Mifu, S.A.	—	—	529	—
Canal 37, S.A.	244	—	27	—
Hora Nova, S.A.	465	—	10.905	—
Televisión de Valladolid, S.L.	24.644	—	870	—
Fundación Telefónica	15.660	—	—	—
Audiovisual Sport, S.L.	232	—	—	—
Superdeporte ATZ, S.A.	2.359	—	—	—
Comunicaciones del Carrión, S.L.	—	—	1.547	—
Cable DB, S.A.	—	—	3.207	—
Telefónica Ingeniería de Seguridad, S.A.	—	—	30.935	—
Gerencia Balear De Medios, S.A.	79.768	—	3.539	—
Telefónica de Argentina	43	—	—	—
Terra Network Perú	608	—	—	—
Telefónica, S.A.	4.546	—	532	—
T S Telefónica Sistemas, S.A.	—	—	72.147	—
Telefónica Multimedia, S.A.C.	998	—	—	—
Cabinas Telefónicas S.A. (Cabitel)	—	—	11.748	—
Telefónica de España, S.A.	46.444	—	153.319	—
Telefónica del Perú, S.A.A.	2.901	—	66.184	102.907
Telefónica Servicios Audiovisuales, S.A.	2.231	—	367.718	—
Telefónica Servicios Audiovisuales de Perú, S.A.	—	—	207.797	—
Telefónica Media, S.A.	151.402	—	117.245	—
Telefónica Servicios Móviles, S.A.	23.480	—	30.460	—
Telefónica Data, S.A.	—	—	23.876	—
Telefónica Telecomunicaciones Públicas, S.A.	1.592	—	—	—
DTS Distribuidora de Televisión Digital, S.A.	1.434.342	—	280.331	—
Lola Films, S.A.	139	—	569.682	—
Playa de Madrid, S.A.	792	—	61.308	—
Cía Servicios Mensatel	1.652	—	—	—
Telefónica de Servicios, S.A.	6.218	—	—	—
Telefónica Investigación y Desarrollo, S.A.	—	—	5.438	—
Uniprex, S.A.	31.270	—	198	—
ZZJ, S.A.	—	—	2.577	—
TISSAT, S.A.	—	—	306.212	—
Battres Canarias, S.A.	—	—	9.800	—
Battering Media, S.A.	—	—	200	—
Mensajería de Mare Nostrum, S.A.	—	—	127	—
Mediterránea de Medios de Comunicación, S.A..	1.844	—	—	—
Arttr3s Event, Comunicación global, S.A.	27.609	—	11.165	—
Comelta, S.A.	—	—	9.495	—

Total	2.200.004	103.556	2.481.423	102.907

(a)	Extra cash of Megatrix, S.A. are invested by the Controlling Company which is the intermediary between that Company and Financial entities.

16

The detail of the transactions carried out in 2000 with each Group and associated company is as follows:

	Thousands of Pesetas
	Sales	Financial Revenues	Purchases and acquisition of rights	Financial Costs
Group companies:
Licencias e Imagen, S.A.	30.963	—	32.489	—
Famosos, Artistas, Músicos y Actores, S.A.	939	554	56.704	—
Megatrix, S.A.	—	—	14.900	34
Megamundi, S.A.	19.500	—	133.695	—
Cibertois, S.L.	67.695	—	—	—
Level 51, S.A.	153.907	—	—	—
Associated and related companies:
T.V.I. Televisâo Independente, S.A.	4.908	—	—	—
Media Park, S.A.	—	—	86.894	—
TS Telefónica Sistemas, S.A.	—	—	63.330	—
Atento Telecomunicaciones, S.A.	19.164	—	104.205	—
Superdeporte ATZ, S.A.	3.633	—	—	—
Canal Factoría de Ficción, S.A.	100.088	—	—	—
Telefónica Telecomunicaciones Públicas, S.A.	6.011	—	—	—
Fundación Telefónica	13.500	—	—	—
DTS Distribuidora de Televisión Digital, S.A.	1.675.507	—	516.682	—
Lola Films, S.A.	585	—	1.297.929	—
Playa de Madrid, S.A.	23.687	—	200.884	—
Cía Servicios Mensatel, S.A.	—	—	1.387	—
Telefónica de España, S.A.	62.943	—	496.709	—
Telefónica de Argentina, S.A.	43	—	—	—
Telefónica Servicios Móviles, S.A.	39.723	—	89.693	—
Telefónica Multimedia, S.A.C.	10.881	—	—	—
Uniprex , S.A.	608	—	41.017	—
Telefónica, S.A.	—	—	3.151	—
Gerencia Balear de Medios, S.A.	—	—	44.453	—
Telefónica Ingeniería de Seguridad, S.A.	—	—	26.668	—
Telefónica Data España, S.A.	—	—	74.679	—
Telefónica Servicios Audiovisuales, S.A.	1.924	—	1.443.929	—
Telefónica Media, S.A.	260.708	—	307.957	—
TISSAT, S.A.	—	—	226.798	—
ZZJ, S.A.	—	—	7.119	—
Audiovisual Sport, S.L.	1.000	—	142.456	—

Total	2.497.917	554	5.413.728	34

The balances and transactions with the related company DTS, Distribuidora de Televisión Digital, S.A. relate to the sale of thematic channels and the acquisition of audiovisual rights to broadcast free-to-air TV.

The balances and transactions with Telefónica Servicios Audiovisuales, S.A. relate to the provision of signal transmission and news production services.

17

12. Shareholders’ equity

The transactions recorded in equity accounts in 2000 and the detail as of December 31, 2000, are summarized as follows:

	Miles de Pesetas
	Balance at 12/31/99	Distribution of 1999 income	Variation of translation difference	2000 income	Balance at 12/31/00
Capital stock	27.731.222	—	—	—	27.731.222
Legal reserve	1.830.689	2.011.230	—		3.841.919
Reserves for treasury stock	487.979	—	—	—	487.979
Prior years’ losses	(3.648.582)	3.648.582	—	—	—
Other reserves	8.708.712	14.452.491			23.161.203
Unallocated earnings	1.558.410	—	—	—	1.558.410
Reserves at companies consolidated by the Global Integration Method	(1.312.549)	775.068	—	—	(537.481)
Translation difference	49.619	—	7.949	—	57.568
Income attributed to the Controlling company
	20.887.371	(20.887.371)	—	20.506.021	20.506.021

Total	56.292.871	—	7.949	20.506.021	76.806.841

Capital stock of the Controlling Company

At December 31, 2000 capital stock was represented by 166,668,000 shares, which par valued was one euro.

All the shares have the same rights and their transfer is restricted under the terms provided by the Private Television Law of May 3, 1988, and the Controlling Company’s bylaws.

The Controlling Company’s shareholder structure as of December 31, 2000, was as follows:

Percentage of Ownership
Telefónica Media, S.A.	47,41
Macame, S.A. (Banco Santander Central Hispano Group)	12,79
Bank of New York	11,80
Banco Santander Central Hispano, S.A.	11,83
Recoletos Cartera de Inversiones, S.A.	10,00
Other shareholders	6,17

100,00

Legal reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Other reserves

The “Other Reserves” account includes Ptas 46.778.000 which are restricted as to their use, since they correspond to the “Reserve for the effect of the redenomination of capital stock in euros”.

18

Reserve for shares of the Controlling Company

Under the revised Corporations Law, a restricted reserve must be recorded equal to the value of the shares of the Controlling Company held by the Group. Also, the par value of the shares of the Controlling Company owned by the Group cannot exceed 10% of the Controlling Company’s capital stock and the shares involved must be fully paid in.

As of December 31, 2000, the total cost of the shares of the Controlling Company amounted to Ptas. 487.979.000 and related to 1.444.500 shares of €1 par value each.

Reserves at companies consolidated by the global integration method

The detail, by Consolidated Company, of the balance of the “Reserves at Companies Consolidated by the Global Integration Method” caption as of December 31, 2000, is as follows:

Thousands of Pesetas
Battres Comunicación Alternativa, S.A.	480
Nova Televisió, S.A.	39.993
Antena 3 Directo, S.A.	(23.845)
Farmaplaning, S.L.	(3.450)
Digimedia, S.A.	(1.284)
Publicidad 3, S.A.	4.568
Productora de Televisión de Aragón, S.A.	(60.470)
Antena 3 Temática, S.A.	10.011
Arbatax Emisiones Audiovisuales, S.A	(198.672)
Guadiana Producciones, S.A.	118.338
Antena 3 Editorial, S.A.	(11.815)
Antena 3 Interactiva, S.A.	(37.261)
Movierecord Cine, s.A.	(18.363)
Antena 3 International, Inc.	(7.080)
Antena 3 Producciones, S.A.	(103.044)
Antena 3 Perú, S.A.	(245.587)

Total	(537.481)

This caption includes the legal reserves of the dependent companies amounting to approximately Ptas. 55.062.000 as of December 31, 2000. These reserves are restricted.

19

Translation differences

The detail, by company, of the “Translation Differences” caption as of December 31, 2000, is as follows:

Company	Thousands of Pesetas
Antena 3 Internacional, Inc.	23.775
Antena 3 Perú, S.A.	24.325
Antena 3 Producciones, S.A.	12.579
Sprayette, S.A.	(3.111)

57.568

13. Minority interests

The balance of this caption in the accompanying consolidated balance sheet relates to the equity of minority interests in the Consolidated Companies. Also, the balance of the “Loss Attributed to Minority Interests” caption in the accompanying consolidated statement of income reflects the equity of minority shareholders in the income for the year.

The detail of the balances of the “Minority Interests” and “Loss Attributed to Minority Interests” captions as of December 31, 2000, is as follows:

Company	Thousands of Pesetas
	Balance at 12/31/99	Changes in the scope of consolidation	Changes in the percentage of ownership	1999 income adjustments	2000 income	Balance at 12/31/00
Digimedia, S.A.	3.715	—	(3.715)	—	—	—
Nova Televisió, S.A.	77.626	—	—	(7.398)	(8.415)	61.813
Battres Comunicación Alternativa, S.A.	17.758	—	(17.758)	—		—
Antena 3 Castilla-León, S.A.	51.346	—	—	(8)	3.450	54.788
Gestión de Telecomunicaciones 2000, S.L.	—	—	—	—	914	914
Sprayette, S.A.	—	12.873	—	—	8.345	21.218
Inversiones Valores Inmuebles, S.L.	—	350	—	—	26	376
Compunet Servicios Telemáticos, S.A.	—	14	—	—	6.803	6.817

Total	150.445	13.237	(21.473)	(7.406)	11.123	145.926

20

14. Payable to credit entities

The breakdown of the balances of these captions on the liability side of the accompanying consolidated balance sheet as of December 31, 2000, and of the related maturities is as follows:

	Thousands of Pesetas
	Limit	Balance Drawn Maturity
		2001	From 2002 to 2007
Loans in pesetas	2.145.000	2.133.461	7.210
Loans in foreing currencies	131.925	131.925	—
Credit lines	12.135.000	582.188	—
Draft discounting lines	300.000	299.985	—
Interest payable	—	115.876	—
Payables for rights on leased assets	—	5.793	3.985

		3.269.228	11.195

The interest rates paid by the Group in 2000 on the loans and credit facilities with credit entities are mainly tied to Mibor or Libor plus a spread ranging from 0,10% to 0,75%.

Certain credit facilities are subject to compliance with certain financial and shareholder structure requirements.

15. Other accounts payable

The detail of the balance of this caption in the accompanying consolidated balance sheet as of December 31, 2000, is as follows:

Thousands of Pesetas
Bills payable (a)	402.185
Long-term tax payable (Note 18)	84.439

486.624

(a)	It, basically, refers to in house production, which maturity is in 2003.

16. Trade accounts payable

The detail of the balance of this caption in the accompanying consolidated balance sheet as of December 31, 2000, is as follows:

Thousands of Pesetas
Suppliers	25.710.019
Invoices payable pending receipt	4.446.116
Barter payables	246.746

30.402.881

21

17. Other provisions

The detail of the balance of the “Other Provisions” caption on the liability side of the accompanying consolidated balance sheet as of December 31, 2000, is as follows:

Thousands of Pesetas
Trade discounts payable	2.857.629
Other short-term provisions for contingencies and expenses	1.939.215

Total	4.796.844

18. Tax matters

The detail of the balances of the “Prepaid Taxes”, “Tax Receivables” and “Accrued Taxes Payable” captions on the asset and liability sides of the accompanying consolidated balance sheet as of December 31, 2000, is as follows:

Thousands of Pesetas
Long-term-
Prepaid taxes	1.237.956

Short-term-
Prepaid taxes	847.985
Corporate income tax refunds	1.344.818
Tax refunds receivable	6.421
Other tax receivables	298.822

2.498.046

Total tax receivables	3.736.002

Long-term-
Other accrued taxes payable (a)	84.439

Short-term-
Personal income tax withholdings	378.745
Corporate income tax payable	1.337.651
Accrued social security taxes payable	884.119
VAT payable to the Spanish Treasury	47.284
Deferred taxes	3.875
Other accrued taxes payable	162.430

Total accrued taxes payable	2.898.543

(a)	Refers to the long-term liability of “Sprayette, S.A.” with the Local Tax Authorities in Argentina (see Note 15).

Corporate income tax is calculated for each company separately on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

22

The reconciliation of the income per books for 2000 to the taxable income for corporate income tax purposes is as follows:

	Thousands of Pesetas
	Taxable Income	Tax Charge
2000 income before taxes	29.179.964	10.212.988
Permanent differences in consolidation	(230.197)	(80.569)
Losses of Group companies	1.949.727	682.404

Aggregate income before taxes	30.899.494	10.814.823
Permanent differences:
Increases	21.928	7.741
Decreases
Total permanent differences	21.928	7.741
Offset of prior years’ tax losses	(59.230)	(20.731)
Tax credits taken in 2000		(2.139.013)

Taxable income	30.862.192	8.662.820

Timing differences:
Increases-
Arising in the year	111.217	38.926
Arising in prior years	2.368	829
Decreases-
Arising in the year	(4.385)	(1.469)
Arising in prior years	(5.247.824)	(1.836.739)

Total timing differences	(5.138.624)	(1.798.453)

Adjusted taxable income	25.723.568	6.864.367

2000 tax prepayments		(5.526.716)

Tax payable		1.337.651

The difference between the tax charge allocated to the current year and to prior years and the tax charge already paid or to be paid in those years, which is recorded under the “Prepaid Income Tax (Deferred Income Tax)” account, arose from the timing differences of the following years:

	Miles de Pesetas				Total
	1994	1996	1997	2000

Prepaid tax:
Provision for operating bad debts	9.606	—	302.474	—	312.080
Provision for in-house productions	—	—	1.316.428	—	1.316.428
Provision for outside productions	—	15.307	—	—	15.307
Provision for contingencies and expenses	—	—	280.000	—	280.000
Provision for long-term investments	—	—	—	38.926	38.926
Other items	—	—	123.200	—	123.200

Total	9.606	15.307	2.022.102	38.926	2.085.941

Based on the estimate made by the Group’s directors of when future income will arise to enable the offset and use of these prepaid taxes and tax assets, Ptas. 1.237.956.000 were recorded in the “Prepaid Taxes” account and the remainder in the “Accounts Receivable - Tax Receivables” caption.

23

The detail of the tax losses qualifying for carryforward of the companies subject to Spanish corporate income tax and of the related amounts and last year for offset is as follows:

Company	Year	Tax losses	Last Year for Offset
Productora de Aragón, S.A.	1995	20.907	2005
Productora de Aragón, S.A.	1996	2.029	2006
Productora de Aragón, S.A.	1997	3.360	2007
Arbatax Emisiones Audiovisuales, S.A.	1997	2	2007
Arbatax Emisiones Audiovisuales, S.A.	1998	279.610	2008
Guadiana Producciones, S.A.	1998	61.792	2008
Publicidad 3, S.A.	1998	434	2008
Productora de Aragón, S.A.	1998	1.538	2008
Antena 3 Iniciativas Comerciales, S.A.	1998	65.577	2008
Antena 3 Interactiva, S.A.	1998	6.928	2008
Digimedia, S.A.	1999	6.462	2009
Arbatax Emisiones Audiovisuales, S.A.	1999	233.832	2009
Antena 3 Iniciativas Comerciales, S.A.	1999	38.226	2009
Antena 3 Editorial, S.A.	1999	146	2009
Antena 3 Interactiva, S.A.	1999	40.333	2009
Productora de Aragón, S.A.	1999	6	2009
Farmaplaning, S.L.	1999	17.307	2009
Antena 3 Castilla-León, S.A.	1999	71.297	2009
Gestión de Comunicaciones, 2000, S.L.	1999	54.987	2009
Publicidad 3, S.A.	2000	1.300	2010
Battres Comunicación Alternativa, S.A.	2000	478.257	2010
Arbatax Emisiones Audiovisuales, S.A.	2000	7.522	2010
Antena 3 Iniciativas Comerciales, S.A.	2000	109.800	2010
Digimedia, S.A.	2000	270	2010
Antena 3 Interactiva, S.A.	2000	888.721	2010
Gestión de Comunicaciones, 2000, S.L.	2000	10.144	2010
Antena 3 Castilla-León, S.A.	2000	8.631	2010

Total		2.409.418

Under current tax legislation, the tax loss of a given year can be carried forward for offset against the taxable income of the following ten years. However, the amount ultimately qualifying for carryforward might be modified as a result of review by the tax inspection authorities of the years in which the losses arose.

Current corporate income tax regulations provide certain tax incentives basically to encourage new investments and job creation. The Group availed itself of these tax incentives in several years and had the following unused tax credits as of December 31, 2000:

Year	Research & Development	Last year for Offset
1998	16.372	2003
1999	22.938	2004
2000	58.389	2005

	97.699

24

The companies detailed below have all years to 2000 open for review by the tax inspection authorities from the following years:

Company	VAT	Personal Income Tax	Corporate Income Tax
Antena 3 de Televisión, S.A.	1999	1999	1998
Battres Comunicación Alternativa, S.A.	1998	1998	1998
Nova Televisió, S.A.	1996	1996	1996
Antena 3 Directo, S.A.	1996	1996	1996
Farmaplaning, S.L.	1996	1996	1996
Digimedia, S.A.	1996	1996	1996
Publicidad 3, S.A.	1995	1995	1994
Productora de Aragón, S.A.	1998	1997	1998
Antena 3 Temática, S.A.	1998	1998	1998
Arbatax, Emisiones Audiovisuales, S.A.	1997	1997	1997
Antena 3 Iniciativas Comerciales, S.A.	1998	1998	1998
Guadiana Producciones, S.A.	1996	1996	1996
Antena 3 Editorial, S.A.	1997	1997	1996
Antena 3 Interactiva, S.A.	1998	1998	1998
Movirecord Cine, S.A.	1997	1997	1996
Gestión de Telecomunicaciones 2000, S.L.	1998	1998	1998
Antena 3 Castilla-León, S.A.	1999	1999	1999
Inversiones Valores Inmuebles, S.L.	1996	1996	1996
Compunet Servicios Telemáticos, S.A.	1996	1996	1996

In 2000 the tax authorities reviewed in Antena 3 de Televisión, S.A. VAT and personal income tax for 1993 to 1998 (inclusive) and corporate inocme tax for 1993 to 1997 (inclusive). The amount of the tax assessments issued was recorded with a charge to the related provisions.

The Controlling Company’s directors do not expect any material liabilities to arise as a result of an inspection of the open years that would affect the financial statements.

19. Other guarantee commitments to third parties and other contingent liabilities

a)	Guarantee commitments to third parties

The detail of the guarantees provided by the Group to finance entities for third parties is as follows:

Thousands of Pesetas
Associated companies	3.825.042
Other guarantees	1.887.954

Total	5.712.996

As of December 31, 2000, the guarantees provided to associated companies included basically the guarantee provided by the Controlling Company to Gestora de Medios Audiovisuales Fútbol, S.L. and Audiovisual Sports, S.L. for Ptas. 3.328 million and Ptas. 151 million, respectively, relating to these companies’ normal business operations.

25

Also, the Company, as the sole shareholder of Antena 3 Directo, S.A., provided a guarantee for Sprayette, S.A. (a subsidiary of the former) to Banco HSBC Bank, PLC for the granting of a cash credit line of up to US$ 1 million. As security for this guarantee, the shares of the aforementioned company were pledged.

Additionally, Antena 3 de Televisión, S.A. provided a guarantee for Sprayette, S.A., with a limit of up to US$ 4 million, in connection with this company’s normal operations.

Group management considers that the unforeseen liabilities, if any, as of December 31, 2000, which might arise from the guarantees provided would not be material.

b)	Other contingent liabilities

In 2000 the Group reached several agreements on lawsuits and claims in progress, which were recorded against the provisions recorded for this purpose.

As of December 31, 2000, the only significant litigation pending was that relating to the claim filed by different rights management entities against Antena 3 de Televisión, S.A. for Ptas. 2,500 million. The Court of First Instance of San Sebastián de los Reyes found for the plaintiffs and the Company appealed the decision of this Court.

The Group’s directors do not expect any material liabilities to arise from the outcome of the lawsuits in progress that would affect the financial statements.

20. Foreign currency balances and transactions

a)	Foreign currency balances

The breakdown, by currency, of the Group’s debts reflected on the liability side of the accompanying consolidated balance sheet as of December 31, 2000, at their equivalent peseta value, is as follows:

Currency	Thousands of Pesetas
Trade Accounts Payable
U.S. dollars	10.025.529
Other currencies	954.107

10.979.636

26

b)	Foreign currency transactions

The foreign currency transactions performed in 2000 related mainly to transactions denominated in U.S. dollars; their equivalent peseta values at the average exchange rates for the year were as follows:

	Thousands of Pesetas
	US Dollars	Other Currencies
Sales	1.154.950	984.149
Purchases and other expenses	20.136.497	768.975

	21.291.447	1.753.124

21. Revenues and expenses

a)	Contribution of the companies to consolidated income

The detail of the contribution of each Consolidated Company to consolidated income for the year is as follows:

	Thousands of Pesetas
	Individual Income (Loss)	Consolidation Adjustments	Total
Antena 3 de Televisión, S.A.	21.376.951	468.619	21.845.570
Antena 3 Directo, S.A.	19.896	(69.980)	(50.084)
Farmaplaning, S.L.	24.419	—	24.419
Digimedia, S.A.	(270)	(1.285)	(1.555)
Publicidad 3, S.A.	(1.300)	—	(1.300)
Productora de Aragón, S.A.	(9.118)	(5)	(9.123)
Arbatax, Emisiones Audiovisuales, S.A.	(7.522)	(12.000)	(19.522)
Guadiana Producciones, S.A.	16.255	(360)	15.895
Antena 3 Temática, S.A.	43.377	30.550	73.927
Antena 3 Iniciativas Comerciales, S.A.	(538.037)	478.257	(59.780)
Antena 3 Editorial, S.A.	21.990	—	21.990
Antena 3 Interactiva, S.A.	(888.721)	—	(888.721)
Antena 3 Producciones, S.A.	62.299	(4.259)	58.040
Antena 3 Perú, S.A.	(21.786)	(49.129)	(70.915)
Antena 3 Internacional, Inc.	66.468	(2.922)	63.546
Nova Televisió, S.A.	17.174	(7.699)	9.475
Battres Comunicación Alternativa, S.A.	(478.257)	(7.200)	(485.457)
Movierecord Cine, S.A.	654.314	(512.436)	141.878
Antena 3 Castilla-León, S.A.	(8.625)	(9)	(8.634)
Gestión de Telecomunicaciones 2000, S.L.	(10.144)	(54.887)	(65.031)
Sprayette, S.A.	(28.991)	(25.058)	(54.049)
Inversiones Valores Inmuebles, S.L.	(111)	—	(111)
Compunet Servicios Telemáticos, S.A.	(23.314)	—	(23.314)

	20.286.947	230.197	20.517.144

27

b)	Net revenues

The breakdown of the Group’s net ordinary revenues in 2000 is as follows:

Thousands of Pesetas
Advertising sales	109.949.163
Other sales	9.852.615
Trade and other discounts	(8.775.364)

111.026.414

c)	Program amortization and other supplies

The detail of the “Program Amortization and Other Supplies” caption in 2000 is as follows:

Thousands of Pesetas
Program broadcasting rights	15.289.871
Broadcasting of in-house productions	22.290.384
Inclusion in inventories	(24.750.698)
Broadcasting rights	125.000
Outside production services	21.798.446
Performances of and contributions by entertainers	2.085.157
Other amortization	3.158.477
Other supplies	6.613.909

Total	46.610.546

The “Inclusion in Inventories” account reflects the expenses incurred in making programs. In accordance with the Controlling Company’s procedure, these expenses are capitalized and subsequently amortized by the method described in Note 4-h.

d)	Personnel expenses

The breakdown of the personnel expenses in 2000 is as follows:

Thousands of Pesetas
Wages and salaries	14.077.471
Social security costs and other employee welfare expenses	3.078.048
Other personnel expenses	453.299

17.608.818

28

The average number of employees in 2000, by category, was as follows:

Professional category	Number of Employees
Senior management	51
Operations and programs personnel	1.260
Commercial personnel	173
Management personnel	303
Interns	42
Specific-project contracts	288
Other	138

2.255

e)	Rent and fees

The “Rent and Fees” caption in the accompanying consolidated statement of income for 2000 includes, inter alia and as the most significant item, the fees paid by the Controlling Company to Retevisión for the distribution of the audiovisual signal.

f)	Other current operating expenses

The breakdown of the balance of this caption in the consolidated statement of income for 2000 is as follows:

Thousands of Pesetas
Copyright	2.468.762
Advertising and publicity	2.383.324
Communications	2.017.525
Work performed by other companies	2.076.667
Other expenses	6.172.528

Total	15.118.806

g)	Extraordinary expenses

The detail of the balance of the “Extraordinary Expenses” caption in 2000 is as follows:

Thousands of Pesetas
Expiration of rights on inside production (Note 4-h)	1.447.016
Provisions to the allowance for contingencies and expenses (Note 17)	150.000
Other extraordinary expenses	351.230

Total	1.948.246

29

h)	Extraordinary revenues

The “Extraordinary Revenues” caption in the accompanying consolidated statement of income includes mainly the reversal of expense accruals recorded in the previous year, which finally turned out to be excessive, in addition to other extraordinary revenues.

22. Directors’ compensation and other benefits

The compensation earned in 2000 by the former and current directors of the Controlling Company for salaries and attendance fees amounted to Ptas. 217.384.000.

The Controlling Company has granted no loans or advances to its Board members and has no supplementary pension, retirement bonus, special indemnity or life insurance commitments to them.

23. Subsequent events

Bank of New York formally arranged the sale of its holding in the Company, which was acquired by the shareholders Banco Santander Central Hispano, S.A. and RTL Group, which thus increased their ownership interests in the Company.

In February, 2001 dependant company Antena 3 Directo, S.A. acquired Trading Team Comercial Internationa, Lda., for a total amount of portuguesse escudos 200 millions.

24. Explanation added for translation to english

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

30

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Antena 3 de Televisión, S.A. And Dependent Companies

2000 Consolidated Management Report

Business performance and Company situation.

Net sales increased by 17% from Ptas. 100.149 million in 1999 to Ptas. 117.016 million in 2000.

Finally, income before taxes increased by 19%, to Ptas. 29,180 million in 2000.

Significant events subsequent to year-end.

Bank of New York formally arranged the sale of its holding in the Company, which was acquired by the shareholders Banco Santander Central Hispano, S.A. and RTL Group, which thus increased their ownership interests in the Company.

Outlook.

The Company has several diversification projects, being MEGATRIX the most important one, to get activities related to entertaiment and training for the youth and children toghether in the same group.

It is also important to note the ambitious international expansion process of ANTENA 3 DIRECTO, being present in both Argentina and Portugal and exploring business possibilities in several other developing countries like Brasil, Peru, Chile and Mexico.

The Company maintains its expansion projects relating to merchandising of audiovisual products as well as thematic television channels for pay tv.

Finally, the new economy business difficulties make it necessary to make an extra management effort in order to promote positive issues and improve the initial expectations.

Research and development activities

All the companies in the Group keep on mantaining their efforts in technological innovation projects and in their line of business and adaptability to changes.

Acquisition of treasury stock

No transactions involving treasury stock were performed in 2000.

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

On March, 20, 2001, the Board of Directors of Antena 3 de Televisión, S.A. resolved to prepare the 2000 consolidated financial statements and 2000 consolidated management report of Antena 3 de Televisión, S.A. and Dependent Companies contained in this document and signed below in evidence of conformity by the directors:

D. José María Mas Millet	D. Luis Velo Puig-Durán

D. Eduardo Alonso Conesa	D. Didier Bellens

D. Jorge Calvet Spinatsch	D. José Luis Díaz Fernández

D. Alberto Ennis Montero	D. Manuel García-Durán Bayo

D. Joan David Grimà Terré	D. Alejandro Kindelán Jaquotot

D. Juan José Nieto Bueso	D. José Antonio Ríos

D. Juan Ruiz de Gauna Peláez	D. Carles Vilarrubí Carrió

Antena 3 de Televisión, S.A.

and Dependent Companies

2001 Consolidated Financial Statements

and Management Report

together with Auditors’ Report

Translation of reports and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 24). In the event of a discrepancy, the Spanish-language version prevails.

Translation of a report and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails.

Auditors’ report on financial statements

To the Shareholders of Antena 3 de Televisión, S.A.

We have audited the financial statements of ANTENA 3 DE TELEVISIÓN, S.A. comprising the balance sheet as of December 31, 2001, and the related statement of income and notes to financial statements for the year then ended. The preparation of these financial statements is the responsibility of the Company’s directors. Our responsibility is to express an opinion on the financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2001 figures for each item in the balance sheet and statements of income and of changes in financial position, the figures for 2000. Our opinion refers only to the 2001 financial statements. Our auditors’ report dated March 21, 2001, on the 2000 financial statements contained an unqualified opinion.

As indicated in Note 7 to the financial statements referred to above, the Company has controlling interests in various companies. The financial statements referred to above do not reflect the increases in the value of the Company’s holdings in these investees which would result from consolidating the majority holdings by the global integration method or from carrying the holdings in associated companies by the equity method. The effect of applying these methods is disclosed in Note 4-d of the financial statements referred to above.

In our opinion, the financial statements for 2001 referred to above present, in all material respects, a true and fair view of the net worth and financial position of Antena 3 de Televisión, S.A. as of December 31, 2001, and of the results of its operations and of the funds obtained and applied by it in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

The accompanying management report for 2001 contains the explanations which the directors consider appropriate about the Company’s situation, the evolution of its business and other matters, but is not an integral part of the financial statements. We have checked that the accounting information in the management report is consistent with that contained in the financial statements for 2001. Our work as auditors was confined to checking the management report with the aforementioned scope, and did not include a review of any information other than that drawn from the Company’s accounting records.

ARTHUR ANDERSEN

March 21, 2002	Luis Jiménez Guerrero

Antena 3 de Televisión, S.A.

and Dependent Companies

2001 Consolidated

Financial Statements

ANTENA 3 DE TELEVISIÓN, S.A. AND DEPENDENT COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

(Euros)

ASSETS	2001	2000	SHAREHOLDERS’ EQUITY AND LIBILITIES		2001	2000
FIXED AND OTHER NONCURRENT ASSETS			SHAREHOLDERS’ EQUITY (Note 12):
Start-up expenses	1.431.172	1.092.129	Capital stock		166.668.000	166.668.000
Intangible assets (Note 6)	14.551.459	9.386.114	Legal reserve		33.333.598	23.090.404
Tangible fixed assets (Note 7)	127.106.692	128.328.791	Reserves for treasury stock		2.932.813	2.932.813
Land and structures	60.907.372	59.347.379	Other reserves		257.436.503	139.201.634
Technical installations	117.143.949	101.210.998	Reservesat companies consolidated by the global integration method		-8.804.088	-3.230.326
Other tangible fixed assets	39.090.452	40.885.303	Unallocated earnings		9.366.233	9.366.233
Accumulated depreciation	-90.035.081	-73.114.889	Transalation differences		187.552	345.991
Long-term investments (Note 8)	12.418.130	6.593.415	Income attributed to the Controlling Company		48.052.498	123.243.668
Shares of the Controlling Company (Note 12)	2.932.813	2.932.813	Consolidated income		48.004.970	123.310.519
Prepaid taxes (Note 17)	5.497.908	7.440.265	Income (Loss) for the year attributed to minority interests		47.528	-66.851

Total fixed and other noncurrent assets	163.938.174	155.773.527	Total shareholders’ equity		509.173.109	461.618.417

			MINORITY INTERESTS	(Note 13)	1.745.117	877.033
GOODWILL IN CONSOLIDATION (Note 5)	24.912.607	30.400.250

			DEFERRED REVENUES		1.316	29.299
DEFERRED CHARGES	12.663	10.055

			PROVISIONS FOR CONTINGENCIES AND EXPENSES		282.259	—
			LONG-TERM DEBT:
			Payable to credit institutions (Note 14)		3.061.940	67.283
			Other accounts payables (Note 15)		1.604.438	2.924.669
			Long-term payables to Group and associated companies (Note 11)		5.380.861	618.484
			Uncalled capital payments payable (Note 8)		120.004	390.460

CURRENT ASSETS:			Total long-term debt		10.167.243	4.000.896

Inventories (Note 9)	317.568095	303.156.101
Program rights	244.737.064	236.860.999
Consumables and other inventories	11.525.176	13.958.133
Advances to suppliers	61.305.855	52.336.969
Accounts receivable-	193.608.537	210.406.350
Customer receivables (Note 10)	164.797.182	187.690.088	CURRENT LIABILITIES:
Receivable from Group, associated and related companies (Note 11)	22.720.878	13.222.290	Payable to credit institutions (Note 14)		2.645.439	2.645
Taxes receivable (Note 18)	10.862.386	15.013.559	Trade accounts payable (Note 16)		151.435.758	151.436
Sundry accounts receivable	10.143.444	7.357.662	Payable to Group, associated and related companies (Note 11)		12.065.685	12.066
Allowance for bad debts (Note 19)	-14.915.353	-12.877.249	Customer advances		2.663.877	2.664
			Accrued taxes payable (18)		8.843.311	10.238
Short-term investments	27.689.048	18.175.790	Taxes payable (Note 17)		10.016.594	15.278
Cash	23.805.050	13.205.690	Other nontrade payables		5.262.198	39.559
Accrual accounts	3.826.193	7.503.961	Other provisions (Note 16)		39.558.749	1.499

Total current assets	566.496.923	552.447.892	Accrual accounts		1.499.712	235.385

			Total current liabilities		233.991.323	272.106.079

TOTAL ASSETS	755.360.367	738.631.724
			TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		755.360.367	738.631.724

ANTENA 3 DE TELEVISIÓN, S.A. AND DEPENDET COMPANIES

2001 AND 2000 CONSOLIDATED STATEMENTS OF INCOME

DEBIT	2001	2000	CREDIT	2001	2000

EXPENSES:			REVENUES:
Program amortization and other supplies (Note 21)	232.256.272	280.135.023	Net revenues (Note 20)
Personnel expenses (Note 21)	118.399.120	105.831.127	Sales	644.927.566	720.023.187
Depreciation and amortization expense	20.967.113	16.791.996	Sales discounts	-60.562.343	-52.741.000

Variation in operating allowances	3.540.634	1.057.541		584.365.223	667.282.187
Rent and fees (Note 21)	25.766.032	27.672.237
Other current operating expenses (Note 21)	146.272.451	90.865.854	Increase in merchandise inventories	530.129	2.636.418
Taxes other than income tax	3.088.252	662.418	Other revenues	51.182.179	33.362.855

	550.289.874	523.016.196		636.077.531	703.281.460

Operating income	85.787.657	180.265.264

Financial and similar expenses	2.510.301	3.209.531	Interest and similar revenues	2.659.112	1.451.715
Exchange losses	2.733.451	3.449	Exchange gains	10.313	579.532

				2.669.425	2.031.247

			Financial loss	2.574.327	1.181.733

Amortización of goodwill	7.881.132	3.473.604

Income from ordinary activities	75.332.198	175.609.927

Losses on intangible assets and tangible fixed assets	628.557	364.183
Variation in investment valuation allowances (Note 8)	1.452.640	3.706.490	Gains on intangible assets and tangible fixed assets	4.611.217	329.421
Extraordinary expenses (Note 21)	21.786.545	11.709.194	Extraordinary revenues	5.627.096	15.215.637

	23.867.742	15.779.867		10.238.313	15.545.058

			Extraordinary loss	13.629.429	234.809

Consolidated income before taxes	61.702.769	175.375.118

Corporate income tax (Note 18)	13.697.799	52.064.597

Consolidated income for the year	48.004.970	123.310.521

Income (Loss) for the year attributed to minority interest	47.528	-66.851

Income for the year attributed to the Controlling Company	48.052.498	123.243.670

2

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 24). In the event of a discrepancy, the Spanish-language version prevails.

Antena 3 de Televisión, S.A.

and Dependent Companies

Notes to 2001 Consolidated Financial Statements

1. Description of the companies

Antena 3 de Televisión, S.A., the Group’s Controlling Company, was incorporated on June 7, 1988, and its then sole corporate purpose was the indirect management of a television service.

For this purpose, it submitted its bid in response to the call for tenders made in accordance with Article 8 of Private Television Law 10/1988 and was awarded a license for the indirect management of the television service, per a resolution of the Spanish Council of Ministers dated August 25, 1989, for a period of ten years, which ended on April 3, 2000.

On May 7, 1996, the Shareholders’ Meeting resolved to change and extend the Company’s corporate purpose as permitted by Satellite Telecommunications Law 37/1995.

On March 10, 2000, the Council of Ministers adopted a resolution for the renewal of the license for the indirect management of the television service for a period of ten years from April 3, 2000. The terms of this renewal are the same as for the former license, with the additional conditions resulting from the provisions of the Spanish National Technical Digital Terrestrial Television Plan and of the Technical Regulations for the Provision of the Terrestrial Digital Television Service.

Royal Decree 2169/1998 enacting the Spanish National Technical Digital Terrestrial Television Plan states that the holders of the licenses for the basic television service must make a technological change within five years from the renewal of the license to enable them to start broadcasting using digital technology. The Controlling Company is currently adapting its systems to this technology and expects to meet the deadlines provided for in the aforementioned Royal Decree (see Note 7).

The other Group companies mainly carry on business activities relating to the production, copying and broadcasting of sounds and images, and TV and Internet home shopping (see Note 2).

2. Dependent companies

The consolidated dependent companies are as follows:

Corporate Name	Location	Year of Incorporation	Line of Business	Owner Company	%
Publicidad 3, S.A.	Madrid	1982	Advertising	Antena 3 de Televisión, S.A.	100
Productora de Aragón, S.A.	Zaragoza	1991	Inactive	Publicidad 3, S.A.	100
Antena 3 Editorial, S.A.	Madrid	1990	Management of rights	Antena 3 de Televisión, S.A.	100
Antena 3 Perú, S.A.	Lima (Peru)	1995	Television	Antena 3 de Televisión, S.A.	100
Antena 3 Directo, S.A.	Madrid	1994	TV home shopping	Antena 3 de Televisión, S.A.	100
Farmaplaning, S.L.	Madrid	1995	TV home shopping	Antena 3 de Televisión, S.A.	100
Digimedia, S.A.	Madrid	1994	Sale of audiovisual technology	Antena 3 Interactiva, S.A.	100
Guadiana Producciones, S.A.	Madrid	1994	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Antena 3 Temática, S.A.	Madrid	1998	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Arbatax Emisiones Audiovisuales, S.A.	Madrid	1998	Audiovisual productions	Antena 3 Temática, S.A.	100
Antena 3 Iniciativas Comerciales, S.A.	Madrid	1998	Processing of TV-sales	Antena 3 de Televisión, S.A.	100
Antena 3 Interactiva, S.A.	Madrid	1998	Internet	Antena 3 de Televisión, S.A.	100
Antena 3 Producciones, S.A.	Lima (Peru)	1998	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Nova Televisió, S.A.	Mallorca	1991	Audiovisual productions	Antena 3 de Televisión, S.A.	51
Battres Comunicación Alternativa, S.A.	Valencia	1998	Organization and management of events	Antena 3 de Televisión, S.A.	100
Movierecord Cine, S.A.	Madrid	1966	Advertising in Spanish cinemas	Antena 3 de Televisión, S.A.	100
Antena 3 Castilla y León, S.A.	Valladolid	1993	Audiovisual productions	Antena 3 de Televisión, S.A.	60
Gestión de Telecomunicaciones 2000, S.L.	Madrid	1998	Audiovisual productions	Antena 3 Temática, S.A.	100
Sprayette, S.A.	Buenos Aires (Argentina)	1990	TV home shopping	Antena 3 Directo, S.A.	71
Inversiones Valores Inmuebles, S.L	Barcelona	1987	Portfolio company	Antena 3 de Televisión, S.A.	84.6
Compunet Servicios Telemáticos, S.A.	Madrid	1976	Internet	Inversiones Valores Inmuebles, S.L.	66
				Antena 3 de Televisión, S.A.	20
				Traherpa, S.L.	14
Cinemagazine, S.A.	Barcelona	1983	Internet	Compunet Servicios Telemáticos, S.A.	100
Traherpa, S.L. (a)	Madrid	1996	Transportation of products	Antena 3 de Televisión, S.A.	100
A3D Chile Holdings, S.A. (a)	Santiago (Chile)	2001	Portfolio company	Antena 3 Directo, S.A.	99.9
A3D Chile, S.A. (a)	Santiago (Chile)	2001	TV home shopping	A3D Chile Holdings, S.A.	69.93
Megatrix, S.A.	Madrid	2000	Audiovisual productions	Antena 3 de Televisión, S.A.	100

(a)	Companies included in the scope of consolidation in 2001 as a result of their acquisition in 2001.

The holdings in the capital stock of other companies in whose management the Group does not participate, or even if it does, which did not carry out material transactions in 2001, were not included in the scope of consolidation in 2001. The effect on the 2001 consolidated financial statements of not consolidating these holdings is not material.

4

The holdings not included in the scope of consolidation are as follows:

Corporate Name	Location	Line of Business	Owner Company	%
Group companies-
Ensueño Films, S.L.	Madrid	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Licencias e Imagen, S.A.	Madrid	Merchandising	Antena 3 de Televisión, S.A.	100
Digimedia Extremadura, S.A.	Madrid	Inactive	Digimedia, S.A.	80
Servisord Networks, S.A.	Madrid	Internet	Antena 3 Interactiva, S.A.	70
Todotoys, S.L.	Madrid	Sale of toys via the Internet	Antena 3 Interactiva, S.A.	73.96
			Antena 3 de Televisión, S.A.	26.04
Megamundi, S.A.	Madrid	Magazine preparation, editing and publishing	Antena 3 Iniciativas Comerciales, S.A.	51
Battres Canarias, S.A.	Las Palmas	Design and creation of events	Battres Comunicación Alternativa, S.A.	100
Trading Team, S.A. (a)	Lisbon	TV home shopping	Antena 3 Directo , S.A.	76
Antena 3 International, Inc.	Miami (U.S.)	Portfolio company	Antena 3 de Televisión, S.A.	100
Equalia Turf, S.A. (a)	Madrid	Operation of the Zarzuela hipodrome	Antena 3 de Televisión, S.A.	51

Associated companies-
Level 51, S.L.	Madrid	Internet	Antena 3 Interactiva, S.A.	50
Canal Superdeporte ATZ, S.A.	Seville	Audiovisual productions	Antena 3 Temática, S.A.	50
Canal Factoría de Ficción, S.A.	Madrid	Production of fiction programs	Antena 3 de Televisión, S.A.	40

Other holdings-
Usandizaga, Canal y Asociados, S.A.	Madrid	Internet	Antena 3 de Televisión, S.A.	15
Media Park, S.A.	Barcelona	Theme park	Antena 3 de Televisión, S.A.	5
T.V.I. Televisão Independiente, S.A.	Lisbon	Television	Antena 3 de Televisión, S.A.	2.25
Canal Satélite Digital, S.L.	Madrid	Digital television	Antena 3 de Televisión, S.A.	2.25

(a)	Company incorporated in 2001.

3. Basis of presentation of the consolidated financial statements

a)	True and fair view

The accompanying 2001 consolidated financial statements, which were prepared from the accounting records of Antena 3 de Televisión, S.A. and its consolidated dependent companies (listed in Note 2), are presented in accordance with Royal Decree 1815/1999 enacting the regulations for the preparation of consolidated financial statements and, accordingly, give a true and fair view of the Group’s net worth, financial position and results of operations at that date.

The consolidated financial statements and the individual financial statements of the Group companies as of December 31, 2001, which were prepared by the Companies’ respective directors, will be submitted for approval by the respective Shareholders’ Meetings, and it is considered that they will be approved without any changes.

(b)	Comparative information

The 2000 consolidated financial statements of Antena 3 de Televisión, S.A. and Dependent Companies were prepared in pesetas. However, in order to facilitate their comparison with the 2001 consolidated financial statements, the figures in the consolidated balance sheet and consolidated statement of income for 2000 were translated to euros at the exchange rate of €1/Ptas. 166.386, and taking into account the related rounding off.

5

Certain items in the 2001 consolidated financial statements are presented using classification methods which differ from those applied in 2000. Had these items been reclassified in the 2000 consolidated statement of income, in order to better reflect the business activities actually performed, the captions that would have changed are as follows:

Euros
Program amortization and other supplies (Note 21)	288,831,765

Other current operating expenses (Note 21)	86,766,952

c)	Consolidation principles

The companies over which Antena 3 de Televisión, S.A. exercises effective control by virtue of ownership of a majority of the voting rights in their representation and decision-making bodies were consolidated by the global integration method; where appropriate, the companies in which there is significant influence but not ownership of a majority of the voting rights or joint management with third parties are carried by the equity method (see Notes 2 and 8).

All material accounts and transactions between the companies consolidated by the global integration method were eliminated in consolidation.

The equity of third parties in the capital stock, reserves and results of the companies consolidated by the global integration method is presented under the “Minority Interests” caption in the accompanying consolidated balance sheet.

The consolidated financial statements do not include the tax effect of transferring the reserves of the consolidated dependent companies to the Controlling Company’s accounts, since it is considered that no reserves not taxed at source will be transferred and that these reserves will be used as self-financing resources by the respective consolidated dependent companies.

4. Valuation standards

The main valuation methods applied by the Group in preparing its consolidated financial statements for 2001 were as follows:

a)	Goodwill in consolidation

The 2001 consolidated financial statements include goodwill in consolidation, net of amortization, arising as a result of the positive difference between the amounts paid for the acquisition of the shares of dependent companies consolidated by the global integration method and their underlying book value.

The “Goodwill in Consolidation” arose in 1999 on the acquisition of all the capital stock of Movierecord Cine, S.A. and of the 40% holding in the capital stock of Antena 3 Directo, S.A. In 2000 additions were made to the “Goodwill in Consolidation” caption due to the acquisition of holdings in Inversiones Valores Inmuebles, S.L. (77%), Compunet Servicios Telemáticos, S.A. (70.82%), Cinemagazine, S.A. (100%) and Sprayette, S.A. (71%). In 2001 the “Goodwill in Consolidation” caption was increased by the increase of 7.6% in the holding in Inversiones Valores Inmuebles, S.L., and by the acquisition of holdings in Traherpa, S.A. (100%) and Trading Team, S.A. (76%). Additionally, goodwill arose on the acquisition of 70% of the capital stock of Antena 3D Chile, S.A.

This goodwill is being amortized on a straight-line basis over five years except for that arising from the acquisition of Sprayette, S.A., which is being amortized over ten years, that arising from the acquisition of Trading Team, S.A., which is being amortized over four years and the goodwill arising from the acquisition of the holdings in Inversiones Valores Inmuebles, S.L., Compunet Servicios Telemáticos, S.A. and Traherpa, S.A., which are being amortized over three years, the periods over which it is considered that the goodwill will contribute to the obtainment of income by the Group.

6

b)	Translation methods (year-end exchange rate method)

The financial statements of the dependent companies abroad were translated to pesetas at the exchange rates ruling at year-end, except for:

1. Capital stock and reserves, which were translated at historical exchange rates.

2. Income statements, which were translated at the average exchange rates for the year.

The exchange differences arising from application of these procedures are included under the “Shareholders’ Equity—Translation Differences” caption in the accompanying consolidated balance sheet (see Note 12).

c)	Start-up expenses

Start-up expenses, which relate mainly to capital increase and preoperating expenses, are recorded at cost. These expenses are amortized on a straight-line basis over five years. €549,271 of amortization of start-up expenses were charged to the consolidated statement of income in 2001.

The main additions in 2001 relate to the expenses incurred in the start-up of the new business activities initiated by the Group in 2001.

d)	Intangible assets

This caption in the consolidated balance sheet includes basically the costs incurred in the acquisition or production of computer software when it will foreseeably be used for several years. Most of these assets are amortized on a straight-line basis over a maximum period of five years. In the event of software obsolescence, the related provisions for diminution in value are recorded or the asset is definitively retired.

e)	Tangible fixed assets

Tangible fixed assets are carried at cost (see Note 7).

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The Group depreciates its tangible fixed assets by the straight-line method at annual rates based on the following years of estimated useful life:

Years of Estimated Useful Life
Structures	33
Technical installations and machinery	10 and 12.5
Other installations and tools	5, 10 and 12.5
Furniture	10
Computer hardware	5 to 10
Transport equipment and other tangible fixed assets	6 and 10

f)	Long-term financial investments

The long-term financial investments composing the long-term investment securities portfolio included under the “Long-Term Financial Investments” caption on the asset side of the accompanying consolidated balance sheet as of December 31, 2001, are carried at cost.

7

Antena 3 de Televisión, S.A. and its dependent companies record the appropriate provisions for portfolio depreciation if cost is higher than market value, taking this to be the underlying book value of the holdings. The provision for diminution in value of long-term financial investments charged to the 2001 consolidated statement of income amounted to €1,452,640, and this amount was recorded in the “Variation in Control Portfolio Provisions” account in the 2001 consolidated statement of income.

These investments were made mainly by Antena 3 de Televisión, S.A. which, as indicated in Note 2, does not present consolidated financial statements with all its investees. The increases or decreases in value of the holdings in nonconsolidated investees that would arise from application of consolidation principles would not be material.

g)	Shares of the Controlling Company

The shares of the Controlling Company acquired without there being a capital reduction resolution by the Controlling Company’s Shareholders’ Meeting are valued at acquisition cost, net, if appropriate, of the provisions required to adjust this value to their underlying book value.

Also, in accordance with Article 79 of the revised Corporations Law, the Group has recorded a restricted reserve for an amount equal to the acquisition cost of the Controlling Company’s shares. This reserve is included under the “Shareholders’ Equity” caption in the accompanying consolidated balance sheet.

h)	Inventories

Program rights

Rights and program inventories are valued, based on their nature, as follows:

1.	Inventoriable in-house productions (programs produced to be rerun, such as series) are recorded at acquisition and/or production cost, which include both external costs invoiced by third parties for program production and for the acquisition of resources, and internal production costs, which are calculated by applying preset internal rates on the basis of the time during which operating resources are used in production.

The costs incurred in producing the programs are recorded on the basis of their nature under the appropriate captions in the consolidated statement of income and are included under the “Program Rights” caption with a credit to the “Inclusion in Inventories” account in the “Program Amortization and Other Supplies” caption in the accompanying consolidated statement of income.

Amortization of these programs is recorded under the “Program Amortization and Other Supplies” caption in the consolidated statement of income on the basis of the number of showings, in accordance with the following percentages:

Percentage of Amortization
1st showing	70
2nd showing	25
Residual value	5

Given their special nature, the series which are broadcast daily are amortized in full when the first showing of each episode is broadcast.

The residual value of the series is recorded as an expense in the consolidated statement of income on the basis of the sales of broadcasting rights to other operators, both in Spain and abroad. In any event, after the sixth year from the date when production of the program was completed, the unamortized cost is written off in full.

8

2.	Non-inventoriable in-house productions (programs produced to be run only once) are valued by the same methods and procedures as those used to value inventoriable in-house productions. Programs produced and not shown are recorded at year-end under the “Program Rights – In-House Production and Production in Process” caption in the consolidated balance sheet. The cost of these programs is recorded under the “Program Amortization and Other Supplies” caption in the consolidated statement of income at the time of the first showing.

3.	Rights on outside productions (films, series and other similar productions) are recorded at acquisition cost. These rights are deemed to be acquired when the term of the right commences for the Group. Payments to outside production distributors made prior to commencement of the term of the right are recorded under the “Advances to Suppliers” caption in the consolidated balance sheet. The amortization of the rights is recorded in the consolidated statement of income under the “Program Amortization and Other Supplies” caption on the basis of the number of showings, in accordance with the following percentages, which are set on the basis of the number of showings contracted:

	Number of Showings Contracted
Films	1	2	3 or More
1st showing	100%	50%	50%
2nd showing	—	50%	30%
3rd showing	—	—	20%

	Number of Showings Contracted
Series	1	2 or More
1st showing	100%	50%
2nd showing		50%

4.	The Group’s thematic television channels include rights acquired from third parties and programs produced for showing or sale and are valued at acquisition cost and production cost, respectively.

These channels and rights are amortized as follows:

a.	In-house productions: 50% when the first showing is broadcast. Subsequent showings of the programs take place over a period of approximately three months and 40% of the cost is allocated to the consolidated statement of income after the end of the third month from the date of the first showing. The effect on the consolidated statement of income for the year with respect to the first straight-line allocation of the cost in the aforementioned three-month period is not material. The residual value remains in inventories for the following four years. After the fourth year the unamortized cost is written off.

b.	In-house documentary productions: 90% when the first showing is broadcast. The residual value remains in inventories for the following four years. After the fourth year the unamortized cost is written off.

c.	Documentaries acquired from third parties: Amortization is recorded on the basis of the number of showings contracted.

9

Consumables and other

Dubbings, sound tracks, titles and tunes of outside productions are recorded at acquisition or production cost. The amortization of rights is recorded under the “Program Amortization and Other Supplies” caption in the consolidated statement of income at the time of the showing, by the same method as that used for outside productions.

Other inventories are recorded at acquisition cost and are allocated to income by the effective or actual amortization method over the usage period.

Provisions

The Group records provisions to reduce the unamortized portion of the value of in-house productions and of the rights on outside productions which it considers will not be shown. When the rights expire, the provisions recorded are used to write off the cost of the rights.

The Group records the appropriate provisions for diminution in value of the rest of its inventories to reduce them to realizable value.

Classification of programs

Program inventories are classified as current assets in accordance with the Spanish National Chart of Accounts and standard practice in the industry in which the Group operates. However, programs are used over several years (see Note 9).

i)	Short-term financial investments

The holding of Antena 3 de Televisión, S.A. in its Group company Equalia Turf, S.A. is recorded under the “Short-Term Financial Investments” caption for a book value of €15,350,997, which will be recovered in early 2002. The capital payments payable of €3,837,751 are recorded in the “Other Nontrade Payables” account in the accompanying consolidated balance sheet. This Company will be liquidated in 2002.

This caption also includes short-term financial investments (mainly in fixed-income securities). The Group records these short-term financial investments for the amount effectively paid and for the unmatured, accrued interest at year-end earned on these acquisitions. As of December 31, 2001, the Group had short-term deposits amounting to € 9,826,746.

In addition, this caption includes €1,548,736 relating to the portion of the loan granted to Manga Films, S.A. maturing on November 29, 2002, and which earns annual interest tied to Euribor. The Controlling Company records this loan at the amount effectively paid together with the unmatured accrued interest at year-end arising therefrom.

j)	Exchange differences

Fixed assets and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and receivables and payables are adjusted at year-end to the exchange rates then prevailing, unless hedges have been arranged, in which case they are valued at the hedged exchange rate.

The positive net differences arising as a result of translation at year-end of the receivables and payables in foreign currencies are recorded under the “Deferred Revenues” caption on the liability side of the accompanying consolidated balance sheet, unless exchange losses have been charged to income in prior years, in which case the positive differences are credited to period income up to the limit of the net negative differences charged to income in prior years. Negative differences are charged to income. The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are repaid early, or as negative exchange differences for the same or a higher amount are recognized.

10

k)	Corporate income tax

The expense for corporate income tax of each year is calculated on the basis of the book income before taxes of each Group company, increased or decreased, as appropriate, by the permanent differences from taxable income. Tax relief and tax credits are recorded as a reduction of the corporate income tax expense for the year. The Group records on the asset and liability sides of the consolidated balance sheet the timing differences giving rise to prepaid and deferred taxes in the individual tax returns of the consolidated companies (see Note 18).

In 2001 the Group started to be taxed on a consolidated basis. Antena 3 de Televisión, S.A. is the Controlling Company of this consolidated tax group (see Note 18).

l)	Recognition of revenues and expenses

General method

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the consolidated companies only record realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

Advertising revenues

The consolidated companies, mainly the Controlling Company, obtain basically advertising revenues, which are recognized in the consolidated statement of income when the advertising spot is broadcast.

TV home shopping revenues

These revenues are recorded in the consolidated statement of income at the time when title to the goods sold is transferred.

Thematic television channel revenues

Two types of revenues are currently obtained from thematic television channels:

1.	Revenues from subscribers to the thematic channel signal are recorded monthly in the consolidated statement of income based on the contractual agreements established with the signal distribution platforms if there is an established minimum number of subscribers. If the minimum number of subscribers is not established or the number of subscribers is above the established minimum, revenues are estimated based on projected business plans. Every month the signal distribution platforms report on the billable number of subscribers and the Group adjusts its revenue estimate, which is never material with respect to the final amount to be billed.

2.	Revenues from advertising on the thematic television channel are recorded in the consolidated statement of income when the advertising spot is broadcast.

Sale of in-house production and other audiovisual rights-

The Group records these sales as period revenues when the broadcasting rights for the in-house production or the audiovisual rights are sold. The advances received on sales of broadcasting rights are not taken to income until the rights are transferred.

11

m)	Provisions for contingencies and expenses

This caption in the accompanying consolidated balance sheet relates to the estimated amount required for probable or certain third-party liability arising from guarantees provided by the Group companies, litigation, outstanding indemnity payments or obligations of undetermined amount, and for coverage of projected losses. These provisions are recorded when the liability, obligation or decision giving rise to the indemnity, payment or loss arises.

n)	Termination indemnities

Under current labor regulations, the consolidated companies are required to make indemnity payments to employees terminated under certain conditions. The consolidated companies’ directors consider that no terminations will take place in the near future and, accordingly, no provision has been recorded in this connection in the accompanying consolidated balance sheet as of December 31, 2001.

5. Goodwill in consolidation

The transactions recorded in 2001 under this caption are summarized as follows:

	Euros
	Balance at 12/31/00	Additions	Amortization	Balance at 12/31/01
Companies:
Antena 3 Directo, S.A.	360,259	—	(120,082)	240,177
Movierecord Cine, S.A.	10,779,302	—	(3,079,802)	7,699,500
Inversiones Valores Inmuebles, S.L.	7,962,383	782,030	(2,653,865)	6,090,548
Compunet Servicios Telemáticos, S.A.	2,412,661	—	(804,142)	1,608,519
Sprayette, S.A.	8,885,645	—	(903,622)	7,982,023
Traherpa, S.A.	—	958,951	(319,618)	639,333
Antena 3D Chile, S.A.	—	652,507	—	652,507

Total	30,400,250	2,393,488	(7,881,131)	24,912,607

12

6. Intangible assets

The transactions recorded in 2001 in the “Intangible Assets” accounts and in the related accumulated amortization are summarized as follows:

	Euros
	Balance at 12/31/00	Additions to the Group	Additions or Provisions	Retirements or Reductions	Transfers	Balance at 12/31/01
Cost:
Research and development expenses	52,120	—	21,432	—	—	73,552
Patents and trademarks	334,956	—	1,328	(300,506)	—	35,778
Intellectual property	248,398	4,447,616	2,536	—	—	4,698,550
Computer software	12,932,308	396,818	3,212,548	(2,656)	61,135	16,600,153
Rights on leased assets	139,050	—	353,768	—	(53,905)	438,913
Goodwill	72,121	—	—	—	—	72,121

	13,778,953	4,844,434	3,591,612	(303,162)	7,230	21,919,067

Accumulated amortization:
Research and development expenses	(2,416)	—	(18,601)	—	—	(21,017)
Patents and trademarks	(170,098)	—	—	155,265	—	(14,833)
Intellectual property	(194,175)	(273,028)	(19,274)	—	—	(486,477)
Computer software	(3,862,074)	(24,900)	(2,779,098)	1,593	(8,991)	(6,673,470)
Goodwill	(72,121)	—	—	—	—	(72,121)
Rights on leased assets:	(91,955)	—	(61,640)	—	53,905	(99,690)

	(4,392,839)	(297,928)	(2,878,613)	156,858	44,914	(7,367,608)

Total	9,386,114	4,546,506	712,999	(146,304)	52,144	14,551,459

The cost or production value and accumulated amortization of the fully amortized intangible assets as of December 31, 2001, amounted to €331,596.

13

7. Tangible fixed assets

The transactions recorded in 2001 in the “Tangible Fixed Assets” accounts and in the related accumulated depreciation are summarized as follows:

	Euros
	Balance at 12/31/00	Additions to / Retirements from the Group	Additions or Provisions	Retirements or Reductions	Transfers	Balance at 12/31/01
Cost:
Land and structures	59,347,379	24,714	1,353,581	—	181,698	60,907,372
Technical installations and machinery	72,523,314	162,309	7,308,277	(339,181)	1,261,008	80,915,727
Other installations and tools	28,687,684	203,605	7,969,162	(469,144)	(163,085)	36,228,222

	101,210,998	365,914	15,277,439	(808,325)	1,097,923	117,143,949
Furniture	11,027,340	51,639	701,862	(46,891)	39,973	11,773,923
Computer hardware	19,539,486	(21,654)	3,109,889	(356,376)	(42,534)	22,228,811
Transport equipment and other tangible fixed assets	9,016,726	—	237,959	(5,019,857)	25,303	4,260,131
Construction in progress	1,301,751	—	835,966	(537)	(1,309,593)	827,587

	201,443,680	420,613	21,516,696	(6,231,986)	(7,230)	217,141,773

Accumulated depreciation:
Land and structures	(9,297,038)	(619)	(1,613,892)	—	5,163	(10,906,386)
Technical installations and machinery	(32,673,085)	(15,566)	(8,209,873)	72,626	(196,086)	(41,021,984)
Other installations and tools	(14,957,755)	(5,361)	(2,566,244)	354,844	194,073	(16,980,443)

	(56,927,878)	(21,546)	(12,390,009)	427,470	3,150	(68,908,813)
Furniture	(5,257,323)	(1,653)	(1,009,923)	16,967	10,217	(6,241,715)
Computer hardware	(6,993,106)	12,844	(3,664,401)	219,171	7,531	(10,417,961)
Transport equipment and other tangible fixed assets	(3,936,582)	—	(474,896)	10,697	(65,811)	(4,466,592)

	(73,114,889)	(10,355)	(17,539,229)	674,305	(44,913)	(90,035,081)

Total	128,328,791	410,258	3,977,467	(5,557,681)	(52,143)	127,106,692

The Controlling Company is in the process of adapting to the technology provided for in the Spanish National Technical Ground-Based Digital Television Plan and foresees that it will meet the deadlines established by Royal Decree 2169/1998, which requires that the holders of the licenses for the basic television service must make a technological change within two years from renewal of the license to enable them to start broadcasting using digital technology (see Note 1). In this connection, in 2001 significant investments were made, mainly to meet the requirements of the Royal Decree, in order to replace the analog systems with digital systems.

As of December 31, 2001, the cost and accumulated depreciation of the fully depreciated assets being used by the Group amounted to €19,098,043.

The Group takes out insurance policies to sufficiently cover the possible risks to which its tangible fixed assets are subject.

14

8. Long-term financial investments

The transactions recorded in 2001 in “Long-Term Financial Investments” accounts are summarized as follows:

	Euros
	Balance at 12/31/00	Additions to the Group	Additions or Provisions	Retirements or Reductions	Balance at 12/31/01
Holdings in Group companies-
Famosos, Artistas, Músicos y Actores, S.A. (a)	60.101	—	—	(60.101)	—
Megatrix, S.A. (b)	1.000.000	—	1.249.997	(2.249.997)	—
Ensueño Films, S.L.	3.498	—	1.800.001	—	1.803.499
Licencias e Imagen, S.A.	90.152	—	—	—	90.152
Digimedia Extremadura, S.A.	48.099	—	—	—	48.099
Servisord Networks, S.A.	181.998	—	—	—	181.998
Megamundi, S.A.	153.000	—	—	—	153.000
Todotoys, S.L.	1.184.998	—	2.107.659	—	3.292.657
Trading Team, S.L.	—	—	997.596	—	997.596
Antena 3 International, Inc.	—	1.675.994	—	—	1.675.994
Arttr3 Event, Comunicación global, S.A. (a)	450.002	—	—	(450.002)	—
Battres Canarias, S.A.	60.101	—	—	—	60.101

	3.231.949	1.675.994	6.155.253	(2.760.100)	8.303.096

Holdings in associated companies-
Level 51, S.L.	1.015.001	—	—	—	1.015.001
Superdeporte ATZ, S.A.	30.099	—	—	—	30.099
Audiometría, S.A.	150.253	—	—	(150.253)	—
Ditel XXI, S.A.	150.253	—	—	(150.253)	—
Canal Factoría de Ficción, S.A.	240.002	—	—	—	240.002

	1.585.608	—	—	(300.506)	1.285.102

Other holdings-
Usandizaga, Canal y Asociados, S.A.	540.989	—	—	—	540.989
T.V.I. Televisâo Independiente, S.A.	2.016.251	—	—	—	2.016.251
Canal Satélite Digital, S.L.	9.416.159	—	603.416	—	10.019.575
Media Park, S.A.	1.141.923	—		—	1.141.923

Total other holdings	13.115.322	—	603.416	—	13.718.738

Long-term guarantees and deposits	273.797	—	—	(26.781)	247.016
Long-term loans	—	—	3.606.073	—	3.606.073
Provision for portfolio depreciation	(11.613.261)	(1.675.994)	(4.976.506)	3.523.866	(14.741.895)

Total	6.593.415				12.418.130

(a)	These companies were sold in 2001.
(b)	This company was included in the Group in 2001.

The net provision for diminution in value of long-term financial investments amounted to €1,452,640, and this amount was recorded with a charge to the “Variation in Control Portfolio Provisions” caption in the accompanying 2001 statement of income.

On November 29, 2000, Antena 3 de Televisión, S.A. granted Manga Films, S.L. a short-term loan of €18,030,363. In 2001 it was decided to renegotiate the loan contract, and Antena 3 de Televisión, S.A. accepted the partial repayment of the loan through the assignment to it by Manga Films, S.L. of copying and public dissemination rights on 38 feature films for a total price of €13,522,772. It was decided to grant an extension of five years for the remaining portion, i.e. through November 29, 2006, with annual repayments of €901,518. The interest payable by Manga Films, S.L. will be calculated on the principal amount at an interest rate of Euribor plus one percentage point. The portion of the loan maturing at over one year is included under this caption.

The gains on the sale of holdings amount to €4,447,490 and are recorded in the “Gains on Intangible Assets, Tangible Fixed Assets and Control Portfolio” account in the accompanying 2001 consolidated statement of income.

15

The investee companies and relevant information thereon as of December 31, 2001, are as follows:

		Euros
Company	% of Ownership	Capital and Additional Paid- in Capital	Reserves	Income (Loss) for the Year	Capital Payments Payable
Ensueño Films, S.L.	100%	1,803,499	—	(225,193)	—
Licencias e Imagen, S.A.	100%	60,101	103,572	54,740	—
Digimedia Extremadura, S.A.	80%	60,197	(c)	(c)	—
Servisord Networks, S.A.	70%	259,998	(93,602)	(105,742)	—
Megamundi, S.A.	51%	300,001	(11,173)	38,946	—
Battres Canarias, S.A.	100%	60,101	(c)	(c)	—
Todotoys, S.L.	100%	6,070	(170,495)	(1,790,072)	—
Trading Team, S.A.	76%	29,924	7,284	241,529	—
Level 51, S.L.	50%	2,030,003	—	(675,916)	—
Canal Superdeporte ATZ, S.A.	50%	60,197	188,730	2,428	—
Canal Factoría de Ficción, S.A.	40%	600,008	(2,855)	551,002	120,004
T.V.I. Televisão Independiente, S.A.	2.25%	106,679,649(a)	(b)	(b)	—
Canal Satélite Digital, S.L.	2.25%	(b)	(b)	(b)	—
Media Park, S.A.	5%	13,391,000	77,603,001	(77,335,497)	—
Usandizaga, Canal y Asociados, S.A.	15%	1,803,301	(662,051)	(688,369)	—
Antena 3 International, Inc.	100%	2,321,391	(b)	(b)	—

(a)	In thousands of Portuguese escudos.
(b)	Information not available.
(c)	Inactive companies.

The data on the net worth position of the Group companies and investees were obtained from the unaudited financial statements as of December 31, 2001.

None of the Group’s investee companies is listed on Spanish or foreign stock exchanges.

9. Inventories

The detail of the balance of this caption in the consolidated balance sheet as of December 31, 2001, is as follows:

Euros
Program rights, net-
Rights on outside production	184,635,072
In-house productions and programs in process	78,436,034
Sports broadcasting rights	3,213,540
Allowance for inventory obsolescence	(21,547,582)

244,737,064

Consumables and other-
Dubbing, sound tracks and titles	2,656,773
Other materials	4,190,647

6,847,420

Commercial inventories	8,123,346
Allowance for diminution in value	(3,445,590)

4,677,756

Advances to suppliers	61,305,855

317,568,095

The “Advances to Suppliers” caption in the accompanying consolidated balance sheet as of December 31, 2001, includes basically prepayments in connection with commitments to purchase outside production rights.

16

At the end of 2001, the Controlling Company had commitments, mainly for the purchase of audiovisual property rights, amounting to US$ 108,791,174 (approximately €123 million).

It is estimated that €143,000,000, of rights on in-house and outside productions will be amortized in 2002 (see Note 4-h).

10. Customer receivables

The balance of this caption in the consolidated balance sheet as of December 31, 2001, is made up of the following accounts, which were grouped together for presentation purposes:

Euros
Customer receivables for sales	154,872,940
Barter customer receivables	8,197,901
Trade notes receivable	1,716,917
Customer receivables for unissued invoices	9,424

Total	164,797,182

17

11. Balances and transactions with Group, associated and related companies

The detail of the balances of the “Receivable from Group, Associated and Related Companies” and “Payable to Group, Associated and Related Companies” captions on the asset and liability sides, respectively, of the accompanying consolidated balance sheet as of December 31, 2001, is as follows:

	Euros
	Operating Receivables	Short- Term Receivables	Total Short- Term Receivables	Short-Term Payables	Long-Term Payables
Group companies:
Antena 3 International, Inc.	2,350	—	2,350	(737,953)	—
Licencias e Imagen, S.A	524,245	90,098	614,343	(143,263)	—
Ensueño Films, S.L.	177,990	1,270,666	1,448,656	—	—
Equalia Turf, S.A.	359,994	—	359,994	—	—
Cinemagazine, S.A.	234	—	234	(234)	—
Trading Team, S.L.	443,060	—	443,060	—	—
Todotoys, S.L.	—	13,601	13,601	(88,649)	—

Associated and related companies:
Canal Factoría de Ficbción, S.A.	1,021,168	—	1,021,168	—	—
T.V.I. Televisão Independente, S.A.	484,794	—	484,794	(228)	—
Media Park, S.A.	29,930	—	29,930	(21,420)	—
Telefónica, S.A.	—	—	—	(18,800)	—
Cabinas Telefónicas, S.A.	—	—	—	(70,607)	—
Lola Films, S.A.	377,364	—	377,364	(948,030)	5,380,861
Gestión de Medios Audiovisuales de Futbol, S.L.	—	—	—	—	—
DTS, Distribuidora de Televisión Digital, S.A.	6,235,057	—	6,235,057	(2,465,444)	—
Playa de Madrid, S.A.	18,758	—	18,758	(650,523)	—
Telefónica Multimedia, S.A.C.	5,601	—	5,601	—	—
Telefónica de España, S.A.	286,821	—	286,821	(812,628)	—
Telefónica de Argentina, S.A.	258	—	258	—	—
Level 51, S.L.	150,992	178,416	329,408	—	—
Famosos Artistas, Músicos y Actores, S.A.	121,374	1,975,268	2,096,642	(1,515,068)	—
Uniprex, S.A.	663,103	—	663,103	(23,307)	—
Canal 11 Telefe	413,959	—	413,959	—	—
Mediterránea de Medios, S.A.	—	—	—	(228)	—
Telefónica Servicios Audiovisuales, S.A.	16,612	—	16,612	(1,783,655)	—
Telefónica Servicios Móviles, S.A.	786,310	—	786,310	(260,106)	—
Terra Networks, S.A.	139,435	—	139,435	—	—
Telefónica Data España, S.A.	721	—	721	(129,614)	—
Grupo Admira Media, S.A.	6,037,462	—	6,037,462	(850,546)	—
Telefónica Ingeniería de Seguridad, S.A.	—	—	—	(200,930)	—
Telefónica Servicios de Distribución, S.A.	—	—	—	(106,722)	—
Audiovisual Sport, S.L.	5,577	—	5,577	(838,352)	—
Telefónica Servicios, S.A.	37,371	—	37,371	—	—
Compañía Servicios Mensatel, S.A.	9,905	—	9,905	—	—
Telefónica Publicidad e Información, S.A.	—	—	—	(126)	—
Gerencia Balear de Medios, S.A.	489,506	—	489,506	(12,561)	—
Canal Satélite Digital, S.L.	—	—	—	(42)	—
Canal 37, S.A.	1,533	—	1,533	—	—
Canal Superdeporte ATZ, S.A.	35,562	—	35,562	(184,601)	—
Telefónica Telecomunicaciones Públicas, S.A.	9,568	—	9,568	—	—
Servisord, S.A.	34,732	—	34,732	—	—
Other	271,483	—	271,483	(202,048)	—

TOTAL	19,192,829	3,528,049	22,720,878	(12,065,685)	(5,380,861)

18

The detail of the transactions carried out in 2001 with the Group and associated companies is as follows:

	Euros
	Sales	Financial Revenues	Purchases, Acquisition of Rights and Other Services	Financial Expenses
Group companies:
Antena 3 International, Inc.	2,350	—	1,081,822	—
Licencias e Imagen, S.A.	298,709	709	4,207	—
Ensueño Films, S.L.	303,806	—	—	42,167
Equalia Turf, S.A.	317,959	—	—	—
Trading Team, S.L.	389,390	—	—	13,601
Todotoys, S.L.	209,837	—	—	16,582

Associated and related companies:
Canal Factoría de Ficción, S.A.	1,349,224	—	—	—
T.V.I. Televisão Independente, S.A.	589	—	—	—
Media Park, S.A.	288	—	478,622	—
Telefónica, S.A.	15,133	—	23,554	—
Lola Films, S.A.	779,465	—	4,553,364	—
Gestión de Medios Audiovisuales de Futbol, S.L.	—	—	428,311	—
DTS, Distribuidora de Televisión Digital, S.A.	6,209,213	—	4,230,685	—
Playa de Madrid, S.A.	157,778	—	909,325	—
Telefónica Multimedia, S.A.U.	67,169	—	—	—
Telefónica de España, S.A.	325,063	—	2,928,570	—
Level 51, S.L.	2,987	—	—	2,819
Famosos Artistas, Músicos y Actores, S.A.	782,590	—	3,047,979	88,421
Uniprex, S.A.	541,037	—	100,892	—
Canal 11 Telefe	460,772	—	—	—
Mediterránea de Medios, S.A.	1,230,273	—	—	—
Telefónica Servicios Audiovisuales, S.A.	8,414	—	8,373,276	—
Telefónica Servicios Móviles, S.A.	1,480,323	—	870,464	—
Telefónica Data España, S.A.	96	—	334,055	—
Grupo Admira Media, S.A.U.	2,157,484	—	1,711,226	—
Telefónica Ingeniería de Seguridad, S.A.	—	—	273,388	—
Telefónica Servicios de Distribución, S.A.	—	—	75,229	—
Audiovisual Sport, S.L.	10,818	—	1,338,797	—
Gerencia Balear de Medios, S.A.	—	—	180,652	—
Canal Satélite Digital, S.L.	—	—	78	—
Telefónica Sistemas, S.A.	—	—	584,707	—
Canal Superdeporte ATZ, S.A.	18,439	—	—	—
Battering Media, S.A.	80,920	—	31,884	—
Servisord, S.A.	34,732	—	—	—
Other	147,849	—	—	—

Total	17,382,707	709	31,561,087	163,590

The balances and transactions with the related company DTS Distribuidora de Televisión Digital, S.A. relate to the sale of thematic channels and the acquisition of audiovisual rights to broadcast free-to-air TV.

The balances and transactions with Telefónica Servicios Audiovisuales, S.A. relate to the provision of signal transmission and news production services.

19

12. Shareholders’ equity

The transactions recorded in equity accounts in 2001 and the detail thereof as of December 31, 2001, are summarized as follows:

	Euros
	Balance at 12/31/00	Distribution of 2000 income	Variation in Translation Differences	Change in the Scope of Consolidation	2001 Income	Balance at 12/31/01
Capital stock	166,668,000	—	—	—	—	166,668,000
Legal reserve	23,090,404	10,243,194	—	—	—	33,333,598
Reserve for treasury stock	2,932,813	—	—	—	—	2,932,813
Prior years’ losses	—	—	—	—	—	—
Other reserves	139,201,634	118,234,869	—	—	—	257,436,503
Unallocated earnings	9,366,233	—	—	—	—	9,366,233
Reserves at companies consolidated by	—	—	—	—	—	—
the global integration method	(3,230,326)	(5,234,395)	—	(339,367)	—	(8,804,088)
Translation differences	345,991	—	(158,439)	—	—	187,552
Income attributed to the Controlling	—	—	—	—	—	—
Company	123,243,668	(123,243,668)	—	—	48,052,498	48,052,498

Total	461,618,417	—	(158,439)	(339,367)	48,052,498	509,173,109

Capital stock of the Controlling Company

The Company’s capital stock as of December 31, 2001, consisted of 166,668,000 fully subscribed and paid registered shares of €1 par value each.

All the shares carry the same rights and their transfer is restricted under the terms provided by the Private Television Law of May 3, 1988, and the Controlling Company’s bylaws.

The Controlling Company’s shareholder structure as of December 31, 2001, was as follows:

Percentage of Ownership
Grupo Admira Media, S.A.U.	47.51
Banco Santander Central Hispano, S.A.	17.41
Macame, S.A. (Banco Santander Central Hispano Group)	12.79
RTL Group Communications, S.L.U.	10.00
RTL Group, S.A.	7.25
Other shareholders	5.04

100.00

Legal reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Other reserves

The “Other Reserves” account includes restricted reserves of €281,141 relating to the “Reserve for Adjustment of Capital Stock to Euros”.

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Reserve for shares of the Controlling Company

Under the revised Corporations Law, a restricted reserve must be recorded equal to the value of the shares of the Controlling Company held by the Group. Also, the par value of the shares of the Controlling Company owned by the Group cannot exceed 10% of the Controlling Company’s capital stock and the shares involved must be fully paid in.

As of December 31, 2001, the total cost of the shares of the Controlling Company amounted to €2,932,813 and related to 1,444,500 shares of €1 par value each.

Reserves at companies consolidated by the global integration method

The detail, by consolidated company, of the balance of the “Reserves at Companies Consolidated by the Global Integration Method” caption as of December 31, 2001, is as follows:

Euros
Battres Comunicación Alternativa, S.A.	(2,914,769)
Nova Televisió, S.A.	246,733
Antena 3 Directo, S.A.	(444,322)
Farmaplaning, S.L.	126,026
Digimedia, S.A.	(17,063)
Publicidad 3, S.A.	19,641
Productora de Televisión de Aragón, S.A.	(418,262)
Antena 3 Temática, S.A.	2,660,159
Arbatax Emisiones Audiovisuales, S.A	(763,694)
Antena 3 Iniciativas Comerciales, S.A.	(341,561)
Guadiana Producciones, S.A.	806,757
Antena 3 Editorial, S.A.	61,153
Antena 3 Interactiva, S.A.	(5,565,263)
Antena 3 Castilla y León, S.A.	(180)
Movierecord Cine, S.A.	742,340
Antena 3 Producciones, S.A.	(270,479)
Antena 3 Perú, S.A.	(1,902,214)
Gestión de Telecomunicaciones 2000, S.L.	(379,425)
Sprayette, S.A.	(324,877)
Inversiones Valores Inmuebles, S.L.	(48)
Compunet Servicios Telemáticos, S.A.	(124,740)

(8,804,088)

This caption includes the legal reserves of the dependent companies amounting to approximately €385,766 as of December 31, 2001. These reserves are restricted.

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Translation differences

The detail, by company, of the balance of the “Translation Differences” caption as of December 31, 2001, is as follows:

Euros
Antena 3 Perú, S.A.	360,187
Antena 3 Producciones, S.A.	296,095
Sprayette, S.A.	(605,581)
A3D Chile Holdings, S.A.	100,736
A3D Chile, S.A.	36,115

187,552

13. Minority interests

The balance of this caption in the accompanying consolidated balance sheet relates to the equity of minority interests in the consolidated companies. Also, the balance of the “Income (Loss) Attributed to Minority Interests” caption in the accompanying consolidated statement of income reflects the equity of minority shareholders in the income for the year.

The detail of the balances of the “Minority Interests” and “Income (Loss) Attributed to Minority Interests” accounts as of December 31, 2001, is as follows:

	Euros
	Balance at 12/31/00	Changes in the Scope of Consolidation	Other Variations	Adjustments to 2000 Income	Translation Differences	2001 Income	Balance at 12/31/01
Nova Televisió, S.A.	371,504	—	101,150	(7,218)	—	(125,948)	339,488
Antena 3 Castilla y León, S.A.	329,283	—	318,536	—	—	(58,719)	589,100
Gestión de Telecomunicaciones 2000, S.L.	5,493	(5,493)	—	—	—	—	—
Sprayette, S.A.	127,523	—	(108,843)	(4,676)	21,011	54,548	89,563
Inversiones Valores Inmuebles, S.L.	2,260	331	—	(1,611)	—	(847)	133
Compunet Servicios Telemáticos, S.A.	40,970	26,709	(81,774)	4,982	—	9,111	(2)
A3D Chile, S.A.	—	696,773	—	—	(44,265)	74,327	726,835

Total	877,033	718,320	229,069	(8,523)	(23,254)	(47,528)	1,745,117

14. Payable to credit entities

The breakdown of the balances of these captions on the liability side of the accompanying consolidated balance sheet as of December 31, 2001, showing the related maturities, is as follows:

	Euros
	Limit	Balance Drawn Down Maturity
		2002	From 2003 to 2007
Loans in pesetas	1,202,024	236,450	1,129,674
Credit lines in pesetas	67,832,973	1,086,480	63,431
Credit lines in foreign currencies	3,403,952	—	1,868,835
Accrued interest payable	—	1,322,509	—

	72,438,949	2,645,439	3,061,940

The interest rates paid by the Group in 2001 on the loans and credit facilities with credit entities are mainly tied to Mibor or Libor plus a spread ranging from 0.10% to 0.75%.

Certain credit facilities are subject to compliance with certain financial and shareholder structure requirements.

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15. Other accounts payable

The detail of the balance of this caption in the accompanying consolidated balance sheet as of December 31, 2001, is as follows:

Euros
Notes payable (a)	1,274,404
Other accounts payable	324,024
Guarantees and deposits	6,010

1,604,438

(a)	Relating basically to in-house production purchases maturing in 2003.

16. Trade accounts payable

The detail of the balance of this caption in the accompanying consolidated balance sheet as of December 31, 2001, is as follows:

Euros
Payable to suppliers	144,047,023
Payable for unreceived invoices	5,911,525
Barter payables	1,477,210

151,435,758

17. Other provisions

The detail of the balance of the “Other Provisions” caption on the liability side of the accompanying consolidated balance sheet as of December 31, 2001, is as follows:

Euros
Trade discounts payable	17,269,181
Other short-term provisions for contingencies and expenses	22,289,568

Total	39,558,749

18. Tax matters

The detail of the balances of the “Prepaid Taxes”, “Tax Receivables” and “Accrued Taxes Payable” captions on the asset and liability sides of the accompanying consolidated balance sheet as of December 31, 2001, is as follows:

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Euros
Long-term-
Prepaid taxes	5,497,908

Short-term-
Prepaid taxes	6,535,652
Antena 3 de Televisión, S.A. corporate income tax refund receivable	3,252,497
Tax withholdings receivable	830,569
Other tax receivables	243,668

10,862,386

Total tax receivables	16,360,294

Short-term-
Tax withholdings payable	2,530,267
Corporate income tax payable	101,517
Accrued social security taxes payable	1,871,756
VAT payable	2,279,910
Deferred income taxes	12,285
Other accrued taxes payable	2,047,576

8,843,311

Total accrued taxes payable	8,843,311

Corporate income tax is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

In accordance with Corporate Income Tax Law 43/1995, on December 26, 2000, Antena 3 de Televisión, S.A. notified the Madrid authorities of its election to file consolidated tax returns for 2001, 2002 and 2003.

The reconciliation of the income per books for 2001 to the taxable income for corporate income tax purposes is as follows:

	Euros
	Taxable Income	Tax Charge
Consolidated income before taxes	61,702,769	16,755,515
Permanent differences:
Increases	3,144,730	1,100,651
Permanent difference in consolidation	9,142,920	3,200,023

Total permanent differences	12,287,650	4,300,674
Tax credits taken in 2001	—	(7,358,390)

Adjusted taxable income and expense for the year	73,990,419	13,697,799

Timing differences:
Increases-
Arising in the year	12,253,951	4,288,883
Decreases-
Arising in prior years	(15,983,664)	(5,594,282)

Total timing differences	(3,729,713)	(1,305,399)

Taxable income and net tax payable	70,260,706	12,392,400

The difference between the tax charge allocated to the current year and to prior years and the tax charge already paid or to be paid for those years, which is recorded in the “Prepaid Tax” account, arose as a result of the following timing differences:

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Euros
Prepaid tax:
Provision for operating bad debts	1,875,639
Provision for in-house productions	3,356,286
Provision for outside productions	91,997
Provision for contingencies and expenses	1,682,834
Portfolio provision	4,286,358
Other items	740,447

Total	12,033,561

Based on the estimate made by the directors of the consolidated companies of when future income will arise to enable the offset and use of these prepaid taxes and tax assets, €5,497,908 were recorded under the “Prepaid Tax” caption and the remainder under the “Tax Receivables” caption.

The detail of the tax losses qualifying for carryforward of the companies subject to Spanish corporate income tax and of the related amounts and last years for offset is as follows:

	Year Incurred	Tax Loss	Last Year for Offset
Productora de Aragón, S.A.	1992	28,945	2007
Publicidad 3, S.A.	1992	24,978	2007
Productora de Aragón, S.A.	1993	32,827	2008
Publicidad 3, S.A.	1993	7,507	2008
Publicidad 3, S.A.	1994	9,322	2009
Productora de Aragón, S.A.	1995	125,654	2010
Publicidad 3, S.A.	1995	3209	2010
Productora de Aragón, S.A.	1996	12,195	2011
Publicidad 3, S.A.	1996	2945	2011
Productora de Aragón, S.A.	1997	20,194	2012
Publicidad 3, S.A.	1997	21,895	2012
Productora de Aragón, S.A.	1998	9,238	2013
Antena 3 Iniciativas Comerciales, S.A.	1998	227,104	2013
Antena 3 Interactiva, S.A.	1998	41,638	2013
Guadiana Producciones, S.A.	1998	197,481	2013
Publicidad 3, S.A.	1998	2608	2013
Antena 3 Iniciativas Comerciales, S.A.	1999	229,749	2014
Antena 3 Interactiva, S.A.	1999	242,406	2014
Farmaplanning, S.L.	1999	104,011	2014
Productora de Aragón, S.A.	1999	36	2014
Antena 3 Iniciativas Comerciales, S.A.	2000	660,248	2015
Antena 3 Interactiva, S.A.	2000	5,341,321	2015
Farmaplanning, S.L.	2000	5522	2015
Productora de Aragón, S.A.	2000	7,567	2015
Publicidad 3, S.A.	2000	7,813	2015

Total		7,366,413

Under current tax legislation, the tax loss of a given year can be carried forward for offset against the taxable income of the following ten years. However, the amount ultimately qualifying for carryforward might be modified as a result of a review by the tax inspection authorities of the years in which the losses arose.

Current corporate income tax regulations provide certain tax incentives basically to encourage new investments and job creation. The Group availed itself of these tax incentives in several years and had the following unused tax credits as of December 31, 2001 (in euros):

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Year	Research & Development Activities	Audiovisual Production	Last Year for Use
1998	98,398	—	2003
1999	137,860	—	2004
2000	350,925	—	2005
2001	—	2,772,956	2006

	587,183	2,772,956

The companies detailed below have all years to 2001 open for review by the tax inspection authorities from the following years:

	VAT	Personal Income Tax Withholdings	Corporate Income Tax
Antena 3 de Televisión, S.A.	1999	1999	1998
Battres Comunicación Alternativa, S.A.	1998	1998	1998
Nova Televisió, S.A.	1997	1997	1997
Antena 3 Directo, S.A.	1997	1997	1997
Farmaplaning, S.L.	1997	1997	1997
Digimedia, S.A.	1997	1997	1997
Publicidad 3, S.A.	1997	1997	1997
Productora de Aragón, S.A.	1998	1997	1998
Antena 3 Temática, S.A.	1998	1998	1998
Arbatax, Emisiones Audiovisuales, S.A.	1997	1997	1997
Antena 3 Iniciativas Comerciales, S.A.	1998	1998	1998
Guadiana Producciones, S.A.	1997	1997	1997
Antena 3 Editorial, S.A.	1997	1997	1996
Antena 3 Interactiva, S.A.	1998	1998	1998
Movirecord Cine, S.A.	1997	1997	1996
Gestión de Telecomunicaciones 2000, S.L.	1998	1998	1998
Antena 3 Castilla y León, S.A.	1999	1999	1999
Inversiones Valores Inmuebles, S.L.	1997	1997	1997
Compunet Servicios Telemáticos, S.A.	1997	1997	1997

The Controlling Company’s directors do not expect any material liabilities to arise as a result of an inspection of the open years that would affect the consolidated financial statements.

19. Other guarantee commitments to third parties and other contingent liabilities

a)    Guarantee commitments to third parties

The detail of the guarantees provided by the Group to finance entities for third parties is as follows:

Euros
Associated companies	25,352,986
Other guarantees	13,207,596

Total	38,560,582

24

As of December 31, 2001, the guarantees provided to associated companies included basically the guarantee provided by the Controlling Company to Gestora de Medios Audiovisuales Fútbol, S.L. and Audiovisual Sport, S.L. for €13,144 thousand and €9,772 thousand, respectively, in connection with the normal operations of these companies.

Also, the Controlling Company, as the sole shareholder of Antena 3 Directo, S.A., provided a guarantee for Sprayette, S.A. (a subsidiary of the latter) for its banking risk through the grant of credit lines of up to US$ 4 million. As security for this guarantee, the shares of the aforementioned company were pledged. In 2001 US$3 million had been drawn down against this credit line by Sprayette, S.A.

The Controlling Company’s directors consider that the unforeseen liabilities, if any, as of December 31, 2001, which might arise from the guarantees provided would not be material.

b)    Other contingent liabilities-

In 2001 the Group reached several agreements on lawsuits and claims in progress, which were recorded against the provisions recorded for this purpose.

As of December 31, 2001, the only significant litigation pending was that relating to the claim filed by various rights management entities against Antena 3 de Televisión, S.A. for €15 million. The Court of First Instance of San Sebastián de los Reyes found for the plaintiffs and the Company appealed against the decision of this Court.

The directors of the Controlling Company and their legal advisers do not expect any material liabilities to arise from the outcome of the lawsuits in progress that would affect the consolidated financial statements.

20. Foreign currency balances and transactions

a)    Foreign currency balances

The breakdown, by currency, of the Group’s debts reflected on the liability side of the accompanying consolidated balance sheet as of December 31, 2001, at their equivalent euro value, is as follows:

Euros
Currency	Trade Accounts Payable
U.S. dollars	39,944,274
Other currencies	233,686

40,177,960

b)    Foreign currency transactions

The foreign currency transactions performed in 2001 related mainly to transactions denominated in U.S. dollars; their equivalent euro values at the average exchange rates for the year were as follows:

25

Euros
Sales	6,195,702
Purchases and other expenses	107,755,106

113,950,808

21. Revenues and expenses

a)    Contribution of the companies to consolidated income

The detail of the contribution of each consolidated company to consolidated income for the year was as follows:

	Euros
	Individual Income (Loss)	Consolidation Adjustments	Total
Antena 3 de Televisión, S.A.	39,416,219	22,905,449	62,321,668
Antena 3 Directo, S.A.	(2,746,607)	1,893,549	(853,059)
Farmaplaning, S.L.	(3,588)	6	(3,582)
Digimedia, S.A.	(204)	5,325	5,121
Publicidad 3, S.A.	(279,725)	421,484	141,759
Productora de Aragón, S.A.	(2,086)	(12)	(2,098)
Arbatax, Emisiones Audiovisuales, S.A.	136,941	(2,300,254)	(2,163,313)
Guadiana Producciones, S.A.	223,907	—	223,907
Antena 3 Temática, S.A.	(854,952)	3,598,608	2,743,656
Antena 3 Iniciativas Comerciales, S.A.	2,739,816	(18)	2,739,798
Antena 3 Editorial, S.A.	374,899	6	374,905
Antena 3 Interactiva, S.A.	(3,915,966)	60,101	(3,855,865)
Antena 3 Producciones, S.A.	39,450	—	39,450
Antena 3 Perú, S.A.	(582,008)	1,629	(580,379)
Nova Televisió, S.A.	(257,035)	(7,513)	(264,547)
Battres Comunicación Alternativa, S.A.	(1,328,621)	18,902	(1,309,720)
Movierecord Cine, S.A.	(1,651,930)	(3,079,802)	(4,731,732)
Antena 3 Castilla y León, S.A.	(146,791)	(18)	(146,809)
Gestión de Telecomunicaciones 2000, S.L.	(291,581)	(601)	(292,182)
Sprayette, S.A.	188,093	(914,362)	(726,269)
Inversiones Valores Inmuebles, S.L.	(3,678)	(2,655,145)	(2,658,823)
Compunet Servicios Telemáticos, S.A.	(788,354)	(761,092)	(1,549,445)
Traherpa, S.L.	11,834	(317,893)	(306,059)
A3D Chile Holdings, S.A.	(65,588)	—	(65,588)
A3D Chile, S.A.	247,701	—	247,701
Megatrix, S.A.	(1,323,525)	—	(1,323,525)

	29,136,621	18,868,349	48,004,970

b)    Revenues

The breakdown of the Group’s ordinary revenues in 2001 is as follows:

26

Euros
Advertising sales	590,071,322
Other sales	54,856,244
Trade and other discounts	(60,562,343)

584,365,223

c)    Program amortization and other supplies

The detail of the “Program Amortization and Other Supplies” caption in 2001 is as follows:

Euros
Program broadcasting rights	88,118,526
Broadcasting of in-house productions	122,940,578
Addition to inventories	(142,529,918)
Broadcasting rights	390,658
Outside production services	105,532,911
Performances of and contributions by entertainers	12,107,347
Other amortization	42,486,856
Other supplies	3,209,314

Total	232,256,272

The “Addition to Inventories” account reflects the expenses incurred in making programs. In accordance with the Controlling Company’s procedures, these expenses are capitalized and subsequently amortized by the method described in Note 4-h.

d)    Personnel expenses

The breakdown of the personnel expenses in 2001 is as follows:

Euros
Wages and salaries	93,203,725
Social security costs and other employee welfare expenses	18,455,765
Other personnel expenses	6,739,630

118,399,120

The average number of employees in 2001, by category, was as follows:

27

Professional category	Number of Employees
Senior management	77
Operations and programs personnel	1,364
Commercial personnel	390
Management personnel	316
Interns	36
Specific-project contracts	331
Other	216

2,730

e)    Rent and fees

The “Rent and Fees” caption in the consolidated statement of income for 2001 includes, inter alia and as the most significant item, the fees paid by the Controlling Company for the distribution of the audiovisual signal.

28

f)    Other current operating expenses

The breakdown of the balance of this caption in the consolidated statement of income for 2001 is as follows:

Euros
Copyright	11,567,932
Advertising and publicity	14,639,170
Communications	11,373,709
Work performed by other companies	14,232,334
Other expenses	94,459,306

Total	146,272,451

g)    Extraordinary expenses

The detail of the balance of the “Extraordinary Expenses” caption in the consolidated statement of income for 2001 is as follows:

Euros
Period short-term provision for contingencies and expenses (Note 17)	13,913,106
Other extraordinary expenses	7,873,439

Total	21,786,545

h)    Extraordinary revenues

The “Extraordinary Revenues” caption in the accompanying consolidated statement of income includes mainly the reversal of provisions for contingencies and expenses recorded in the previous year, which finally turned out to be excessive, in addition to other extraordinary revenues.

22. Directors’ compensation and other benefits

The compensation earned in 2001 by the former and current directors of the Controlling Company for salaries and attendance fees, including that relating to directors with executive duties, amounted to €746,280.

The Controlling Company has not granted any loans or advances to its Board members and it does not have any supplementary pension, retirement bonus, special indemnity or life insurance commitments to them.

23. Subsequent events

On March 5, 2002, the Special Shareholders’ Meeting approved the acquisition of all the shares of Uniprex, S.A. and Cadena Voz de Radiodifusión, S.A., subject to the obtainment of such administrative authorizations as might be required. The total amount of the transaction was €228 million, including both debt and equity. Additionally, it was established that an additional deferred amount (a maximum of €12 million) would be paid, based on the evolution of the earnings of these companies over the following two years.

29

24. Explanation added for translation to English

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

30

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Antena 3 de Televisión, S.A. and Dependent Companies

2001 Consolidated Management Report

Business performance and Company situation

Sales fell from €720 million in 2000 to €645 million in 2001.

Income before taxes fell from €175 million in 2000 to €62 million in 2001.

Significant events subsequent to year-end

On March 5, 2002, the Special Shareholders’ Meeting of the Controlling Company, Antena 3 de Televisión, S.A., resolved by an ample majority to acquire the companies that own the radio chain Onda Cero.

This Special Shareholders’ Meeting also resolved to extend the Company’s corporate purpose to include three new business activities, closely related to its activities as head of a Media Group. These new business activities are as follows:

a)	The provision of radio services in any form of broadcasting.

b)	The exploitation of all manner of printed media.

c)	The exploitation of all manner of media on computer and interactive media and on the Internet.

Outlook for the Group

The Group’s current strategy is to consolidate its profitable lines of business and discontinue those which have not performed as well as expected or in which there are no clear business opportunities.

Accordingly, merchandising activities will be continued, based on to A3TV programming, since these supplementary revenue sources are becoming an important line of business, which also contributes economic value and brand presence to television activities as a whole.

The production of thematic channels for third parties will also be maintained, into which conceptual and technological innovations, based on interactivity, are progressively being incorporated.

The Group’s advertising has also gained market prestige and the recognition of qualified professionals in the form of prestigious awards confirming the validity and value of this business.

As regard MEGATRIX, in 2001 a new strategic plan was prepared and its implementation commenced, in line with the objective of making this company a producer of multimedia childrens’ content that will permit new lines of business to be generated.

The direct marketing and TV home shopping activities of Antena 3 Directo continued to grow in 2001, giving a strong boost to international expansion in Portugal, Chile and Argentina. At the same time, this company focused on the most profitable areas of business, placing greater emphasis on billings objectives.

31

The Group kept a low-profile in the world of the Internet, in keeping with the economic climate, although it is considered necessary to maintain certain of the positions acquired, albeit reducing expenses to a minimum and increasing management austerity.

Research & development activities

All the Antena 3 Group companies are continuing to place great individual and collective emphasis on technological innovation and, in their respective lines of business, they are promoting or participating in numerous initiatives aimed at evolving on a sustained and constant basis and preempting economic and technological change.

A salient event in 2001 was the start-up of interactivity models in thematic television channels, in the value-added services line towards which digital television technology is moving.

Acquisition of treasury stock

In 2001 no transactions involving shares of treasury stock were performed at any of Antena 3 Group companies.

32

On March 20, 2002, the Board of Directors of Antena 3 de Televisión, S.A. resolved to officially prepare the 2001 consolidated financial statements, consolidated management report and income distribution proposal for 2001 of Antena 3 de Televisión, S.A. contained in this document, which is signed below by the directors in witness of their conformity:

Luis Blasco Bosqued	Luis Velo Puig-Durán

Luis Abril Pérez	Eduardo Alonso Conesa

Enrique Álvarez López	Luis Bastida Ibargüen

Didier Bellens	Jorge Calvet Spinatsch

José Luis Díaz Fernández	Joan David Grimà Terré

Juan Kindelán Jaquotot	Carles Vilarrubí Carrió

33

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: October 20th, 2003	By:	/s/ Antonio Alonso Ureba

		Name: Title:	Antonio Alonso Ureba General Secretary and Secretary to the Board of Directors